       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 6, 2002
                                                   REGISTRATION NO. 333-________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------

                          ACACIA RESEARCH CORPORATION
             (Exact Name of Registrant as Specified in Its Charter
                                   ----------

         Delaware                         6282                  954405754
(State or Other Jurisdiction       (Primary Standard        (I.R.S. Employer
of Incorporation or Organization)     Industrial          Identification Number)
                               Classification Code Number)

                            500 NEWPORT CENTER DRIVE
                             NEWPORT BEACH, CA 92660
                                 (949) 480-8300
          (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
             AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  PAUL R. RYAN
                           ACACIA RESEARCH CORPORATION
                            500 NEWPORT CENTER DRIVE
                             NEWPORT BEACH, CA 92660
                                 (949) 480-8300
          (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                   ----------

                                   COPIES TO:
                                 MARK J. KELSON
                               D. STANLEY ROWLAND
                     ALLEN MATKINS LECK GAMBLE & MALLORY LLP
                            1901 AVENUE OF THE STARS
                                   SUITE 1800
                           LOS ANGELES, CA 90067-6019
                                   ----------


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the registration statement becomes effective.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]


                         CALCULATION OF REGISTRATION FEE
============================================================= ============== ============== =============== ==============
                                                                               PROPOSED
                                                                               MAXIMUM        PROPOSED
                                                                               OFFERING        MAXIMUM        AMOUNT OF
                                                               AMOUNT TO BE    PRICE PER      AGGREGATE     REGISTRATION
            TITLE OF SECURITIES TO BE REGISTERED                REGISTERED       SHARE      OFFERING PRICE       FEE
------------------------------------------------------------- -------------- -------------- --------------- --------------
Acacia Research Corporation-Acacia Technologies Common
Stock, par value $0.001 per share (1).....................     19,629,376         N/A            N/A        $17,309.58(4)
------------------------------------------------------------- -------------- -------------- --------------- --------------
Acacia Research Corporation-CombiMatrix Common Stock, par
value $0.001 per share (2)................................     10,963,277         N/A            N/A            N/A(4)
------------------------------------------------------------- -------------- -------------- --------------- --------------
Acacia Research Corporation-CombiMatrix Common Stock, par
value $0.001 per share (3)................................      7,970,928         N/A            N/A        $ 1,616.17(5)
------------------------------------------------------------- -------------- -------------- --------------- --------------
TOTAL                                                                                                       $18,925.75
============================================================= ============== ============== =============== ==============

(1) Represents the maximum number of shares of Acacia Research Corporation-Acacia Technologies Common Stock to be issued in connection with the recapitalization, based on 19,629,376 shares of the Common Stock of Acacia Research Corporation outstanding.
(2) Represents the maximum number of shares of Acacia Research Corporation-CombiMatrix Common Stock to be issued in connection with the recapitalization, based on 19,629,376 shares of the Common Stock of Acacia Research Corporation outstanding.
(3) Represents the maximum number of shares of Acacia Research Corporation-CombiMatrix Common Stock to be issued in connection with the merger of Acacia Research Corporation and CombiMatrix Corporation, based on 7,970,928 shares of the Common Stock of CombiMatrix Corporation outstanding, excluding shares held by Acacia Research Corporation and its affiliates.
(4) Pursuant to Rule 457(f)(1) and 457(c) under the Securities Act, this portion of the registration fee has been calculated based on a price of $9.585 per share of the Common Stock of Acacia Research Corporation (the average of the high and low price per share of the Common Stock of Acacia Research Corporation on the Nasdaq National Market on April 29,
         2002).
(5) Pursuant to Rule 457(f)(2) under the Securities Act and Rule 0-11(c)(1)(i) under the Securities Exchange Act of 1934, this portion of the registration fee has been calculated based upon the book value of CombiMatrix Corporation attributable to the portion of the Common Stock of CombiMatrix Corporation owned by persons other than Acacia Research Corporation and its affiliates of $8,080,830 as of April 29, 2002.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                    SUBJECT TO COMPLETION, DATED MAY 3, 2002

                                 PROXY STATEMENT
                                       OF
                           ACACIA RESEARCH CORPORATION


                      SPECIAL MEETING OF STOCKHOLDERS TO BE
            HELD AT 10 A.M., PACIFIC STANDARD TIME, ON ________, 2002
                                   ----------

                                  PROSPECTUS OF
                           ACACIA RESEARCH CORPORATION

ACACIA RESEARCH CORPORATION -                      ACACIA RESEARCH CORPORATION -
     COMBIMATRIX                                      ACACIA TECHNOLOGIES
    COMMON STOCK                                           COMMON STOCK
                                   ----------


TO OUR STOCKHOLDERS:

         You are invited to attend a special meeting of stockholders of Acacia Research Corporation to be held at 10:00 a.m. on ________, 2002, at the Four Seasons Hotel Newport Beach, 690 Newport Center Drive, Newport Beach, California 92660.

         At the special meeting, you will be asked to consider and adopt a recapitalization proposal recommended by our board of directors. In the recapitalization, we propose to create two new classes of common stock called "AR-CombiMatrix stock" and "AR-Acacia Technologies stock." AR-CombiMatrix stock is intended to reflect separately the performance of our subsidiary CombiMatrix Corporation, and to benefit from the anticipated success and progress of its research and development efforts. AR-Acacia Technologies stock is intended to reflect separately the performance of our media technology business and to benefit from the licensing of its technology and sale of its products. Although the AR-CombiMatrix stock and the AR-Acacia Technologies stock are intended to reflect the performance of different business groups within our company, they are both classes of common stock of Acacia Research and are not stock issued by the respective groups.

         If stockholders approve the recapitalization, each share of your existing common stock would be converted into approximately 0.5585 of a share of AR-CombiMatrix stock (subject to adjustment as described in this proxy statement) and one share of AR-Acacia Technologies stock. We intend to apply for the AR-CombiMatrix stock and the AR-Acacia Technologies stock to be listed on the NASDAQ National Market under the symbols "CBMX" and "ACTG", respectively.

         We are very enthusiastic about the recapitalization. We believe that some of the potential benefits of the recapitalization are as follows:

         o    increase in market awareness of our two distinct businesses;

         o attraction of industry-specific investors and improved analyst coverage by industry specific institutional analysts;

         o creation of two new acquisition currencies to help us pursue strategic opportunities;

         o realization of the potential values of our two distinct businesses; and

         o increased liquidity and financing flexibility with respect to our existing businesses.

         At the special meeting, you will also be asked to consider and approve a merger proposal pursuant to which Acacia Research would acquire the minority interest in CombiMatrix Corporation in a merger in which the minority stockholders of CombiMatrix Corporation would receive one share of AR-CombiMatrix stock in exchange for each share of CombiMatrix Corporation common stock which they own immediately prior to the merger. The proposed merger is a critical element of the recapitalization proposal and provides us with greater flexibility in pursuing strategic opportunities. We believe that the merger will also be attractive to the CombiMatrix Corporation minority stockholders because it will provide them liquidity for their shares while at the same time giving them the same percentage ownership interest in the total issued and outstanding shares of AR-CombiMatrix stock as their percentage ownership interest in the total issued and outstanding shares of CombiMatrix Corporation common stock immediately prior to the merger.

         At the meeting you will also be asked to consider and approve related proposals to adopt separate new stock incentive plans for each business group.

         Our board of directors unanimously recommends that you vote in favor of the recapitalization proposal, the merger proposal, and the adoption of the new stock incentive plans. It is critical to each of the proposals that all of the proposals be approved. Accordingly, none of the four proposals will be implemented unless all four proposals are approved. This proxy statement and prospectus provides you with detailed information about the proposals. We encourage you to read this entire document carefully.

/S/ PAUL R. RYAN

Paul R. Ryan
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                                   ----------


         THE RECAPITALIZATION, MERGER AND RELATED PROPOSALS INVOLVE CERTAIN RISKS. PLEASE READ THE "RISK FACTORS" BEGINNING ON PAGE 33.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROXY STATEMENT AND PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

         This proxy statement and prospectus is dated ________, 2002 and is first being mailed to stockholders on ________, 2002.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the materials we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our Commission filings are also available to the public from the SEC's World Wide Web site on the Internet at HTTP://WWW.SEC.GOV. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may also read and copy this information at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         We maintain a site on the Internet at HTTP://WWW.ACACIARES.COM. The information contained in our website is not part of this prospectus/proxy statement and you should not rely on it in deciding whether or not to vote in favor of the proposals set forth herein.

         The SEC allows us to "incorporate by reference" the information that we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act"). The information incorporated by reference is deemed to be part of this prospectus/proxy statement, except for any information superseded by information in this prospectus. We have filed with the SEC and incorporate by reference:

         o our annual report on Form 10-K for the fiscal year ended December 31, 2001.

         Any documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus/proxy statement until the special meeting will automatically be deemed to be incorporated by reference in this prospectus/proxy statement and to be part hereof from the date of filing those documents. Any statement contained in this prospectus/proxy statement or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus/proxy statement or in any other document which is also incorporated by reference modifies or supersedes that statement.

         We will provide without charge to each person to whom a copy of this prospectus/proxy statement is delivered, upon such person's written or oral request, a copy of any and all of the information incorporated by reference in this prospectus/proxy statement, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Request should be directed to:

                            Acacia Research Corporation
                            500 Newport Center Drive
                            Newport Beach California 92660
                            Attention:  Secretary
                            Telephone: (949) 480-8300

         TO OBTAIN TIMELY DELIVERY, YOU MUST MAKE THIS REQUEST NO LATER THAN FIVE BUSINESS DAYS BEFORE _________, 2002, THE DATE OF THE SPECIAL MEETING.

         You should rely only on the information provided in this prospectus/proxy statement (including the appendices) in considering how to vote your shares on the proposals discussed herein. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus/proxy statement is accurate as of any date other than the date on the front of this document.

                           ACACIA RESEARCH CORPORATION

                                   ----------

                            NOTICE OF SPECIAL MEETING
                                 OF STOCKHOLDERS
                          TO BE HELD ON ________, 2002

                                   ----------


________, 2002

         Notice is hereby given that a special meeting of the stockholders of Acacia Research Corporation will be held at 10:00 a.m. on ________, 2002, at the Four Seasons Hotel Newport Beach, 690 Newport Center Drive, Newport Beach, California 92660. The special meeting will be held for the following purposes and to transact such other business as may properly come before the meeting or any postponements or adjournments thereof:

         1. To consider and act upon a proposal to amend our certificate of incorporation to create two new classes of common stock called "AR-CombiMatrix stock" and "AR-Acacia Technologies stock" and to divide each outstanding share of our common stock into a fraction of a share of AR-CombiMatrix stock and one share of AR-Acacia Technologies stock.

         2. To consider and act upon a proposal to approve and adopt an agreement and plan of reorganization pursuant to which (a) CombiMatrix Corporation will merge with and into a subsidiary of ours which we have formed for this purpose and (b) we will issue to the stockholders of CombiMatrix Corporation, other than Acacia Research, one share of AR-CombiMatrix stock for each share of CombiMatrix Corporation common stock that is outstanding on the effective date of the merger and held by such stockholder.

         3. To consider and act upon a proposal to adopt the 2002 CombiMatrix Stock Incentive Plan.

         4. To consider and act upon a proposal to adopt the 2002 Acacia Technologies Stock Incentive Plan.

         Information relating to these proposals is contained in the attached proxy statement and prospectus. None of the proposals will be implemented unless all four are approved by our stockholders.

         Our board of directors has fixed the close of business on __________, 2002 as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting. Only our stockholders of record at the close of business on that date will be entitled to vote at the meeting. A list of those stockholders will be available for inspection before or at the meeting at the request of a stockholder. Our transfer books will not be closed.

                                  By order of the Board of Directors,



                                  /S/ ROBERT A. BERMAN

                                  Robert A. Berman
                                  SENIOR VICE PRESIDENT OF BUSINESS DEVELOPMENT, GENERAL COUNSEL AND SECRETARY



                                                 TABLE OF CONTENTS
                                                 -----------------

                                                                                                             PAGE
                                                                                                             ----

QUESTIONS AND ANSWERS...........................................................................................1

PROXY STATEMENT SUMMARY.........................................................................................6

SELECTED FINANCIAL INFORMATION.................................................................................19
         Acacia Research Corporation...........................................................................19
         CombiMatrix Group.....................................................................................20
         Acacia Technologies Group.............................................................................22

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.........................................................24

RISK FACTORS...................................................................................................33
         Risks Relating to the Recapitalization................................................................33
         Risks Relating to the Merger..........................................................................38
         Risks Relating to the CombiMatrix Group...............................................................39
         Risks Relating to the Acacia Technologies Group.......................................................45

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS..............................................................48

STOCKHOLDERS MEETING...........................................................................................49

THE RECAPITALIZATION PROPOSAL..................................................................................51
         Description of the Recapitalization...................................................................51
         Background of and Reasons for the Recapitalization Proposal...........................................51
         Recommendation of Our Board of Directors..............................................................55
         Management and Allocation Policies....................................................................55
         Policies Subject to Change Without Stockholder Approval...............................................55
         Allocation of Assets..................................................................................55
         Fiduciary and Management Responsibilities.............................................................55
         Dividend Policy.......................................................................................56
         Financing Activities..................................................................................57
         Inter-Group Contracts and Access to Technology and Know-How...........................................57
         Review of Corporate Opportunities.....................................................................58
         Financial Statements; Allocation Matters..............................................................58
         Taxes.................................................................................................58
         Common Stock Ownership of Directors and Senior Officers...............................................58
         Description of AR-CombiMatrix Stock and AR-Acacia Technologies Stock..................................59
         Principal United States Federal Income Tax Consequences of the Recapitalization.......................67
         Stock Exchange Listings...............................................................................69
         Exchange Procedures...................................................................................69
         Stock Transfer Agent and Registrar....................................................................69
         Financial Advisors....................................................................................69
         Effect on Existing Options and Warrants...............................................................69
         No Dissenters' Rights with Respect to Recapitalization Proposal.......................................70
         No Regulatory Approvals...............................................................................70

THE MERGER PROPOSAL............................................................................................71
         Description of the Merger.............................................................................71
         Issuance of Shares; Ownership Interests...............................................................71
         Background of and Reasons for the Merger..............................................................72
         Recommendation of Our Board of Directors..............................................................72
         Accounting Treatment..................................................................................72
         Principal United States Federal Income Tax Consequences of the Merger.................................72

                                                        i

                                                                                                             PAGE
                                                                                                             ----

PRINCIPAL PROVISIONS OF THE MERGER AGREEMENT...................................................................76
         General Description of the Merger.....................................................................76
         Effective Time........................................................................................76
         Conversion of Shares and Consideration to Be Received in the Merger...................................76
         Exchange of CombiMatrix Corporation Stock Certificates................................................76
         Treatment of CombiMatrix Corporation Stock Options....................................................77
         Treatment of CombiMatrix Corporation Warrants.........................................................77
         Treatment of CombiMatrix Corporation Benefits and Other Employee Matters..............................77
         Representations and Warranties........................................................................78
         Principal Covenants...................................................................................79
         Conditions to the Consummation of the Merger..........................................................80
         Termination...........................................................................................82
         Effect of Termination.................................................................................82
         Amendments and Waivers................................................................................83
         No Relief from Liability for Willful Breach...........................................................83

ACACIA RESEARCH CORPORATION....................................................................................84
         Business..............................................................................................84
         Management............................................................................................86
         Management's Discussion and Analysis..................................................................89

COMBIMATRIX GROUP.............................................................................................104
         Business.............................................................................................104
         Management...........................................................................................118
         Management's Discussion and Analysis.................................................................122

ACACIA TECHNOLOGIES GROUP.....................................................................................137
         Business.............................................................................................137
         Management...........................................................................................141
         Management's Discussion and Analysis.................................................................144

ADOPTION OF 2002 COMBIMATRIX STOCK INCENTIVE PLAN AND  2002 ACACIA TECHNOLOGIES STOCK INCENTIVE PLAN..........156

OTHER ITEMS...................................................................................................163

INDEX TO FINANCIAL STATEMENTS.................................................................................F-1
         Acacia Research Corporation - Accountants' Report and Financial Statements...........................F-2
         CombiMatrix Corporation - Accountants' Report and Financial Statements..............................F-29
         Acacia Technologies Group - Accountants' Report and Financial Statements............................F-49
         CombiMatrix Group - Accountants' Report and Financial Statements....................................F-65

ANNEXES
         Annex A           Agreement and Plan of Reorganization
         Annex B           Proposed Restated Certificate of Incorporation
         Annex C           Proposed Common Stock Policies
         Annex D           2002 CombiMatrix Stock Incentive Plan
         Annex E           2002 Acacia Technologies Stock Incentive Plan
         Annex F           Tax Opinion of PricewaterhouseCoopers LLP
         Annex G           Opinion of A.G. Edwards & Sons, Inc.


                                                        ii

                              QUESTIONS AND ANSWERS

                               THE SPECIAL MEETING

1.       WHY AM I RECEIVING THIS PROXY STATEMENT?

         We are distributing this proxy statement and prospectus to you in connection with a recapitalization proposal that would create two new classes of common stock and provide for the conversion of your existing shares of common stock into shares of each of the two new classes, and a merger proposal pursuant to which we would acquire the minority stockholder interest in our subsidiary CombiMatrix Corporation and CombiMatrix Corporation would become a wholly-owned subsidiary of Acacia Research. We are also distributing this proxy statement in connection with related proposals to adopt two new stock incentive plans.

                          THE RECAPITALIZATION PROPOSAL

2.       WHAT ARE THE NEW COMMON STOCKS?

         We refer to the two new classes of common stocks as AR-CombiMatrix stock and AR-Acacia Technologies stock. We refer to the AR-CombiMatrix stock and the AR-Acacia Technologies stock together as the "common stock."

         o The AR-CombiMatrix stock is intended to reflect the separate performance of our subsidiary CombiMatrix Corporation. We refer to this business group, or division, as the "CombiMatrix group."

         o The AR-Acacia Technologies stock is intended to reflect the separate performance of our media technology business. We refer to this business group, or division, as the "Acacia Technologies group."

         The chief mechanisms intended to cause the AR-CombiMatrix stock and the AR-Acacia Technologies stock to reflect the separate performance of the respective groups are provisions in the proposed restated certificate of incorporation governing dividends and distributions to each class of stock. We cannot assure you, however, that the market values of AR-CombiMatrix stock and AR-Acacia Technologies stock will in fact reflect the performance of the CombiMatrix group and the Acacia Technologies group as we intend. Holders of AR-CombiMatrix stock and AR-Acacia Technologies stock will continue to be common stockholders of Acacia Research and, as such, will be subject to all risks associated with an investment in Acacia Research and all of our businesses, assets and liabilities.

3.       HOW WILL I BENEFIT FROM THE PROPOSED RECAPITALIZATION?

         You will be able to separately value the AR-CombiMatrix stock and the AR-Acacia Technologies stock. You will also be able to invest in either or both stocks depending on your investment objectives.

4.       WHAT KIND OF FINANCIAL INFORMATION WILL I RECEIVE IN THE FUTURE?

         You will continue to receive our consolidated financial information for Acacia Research as a whole. In addition, you will receive separate operating results and other business and financial information for both the CombiMatrix group and the Acacia Technologies group. The financial statements for the groups should be read in conjunction with the consolidated financial information for Acacia Research.

5. WHAT WILL HAPPEN TO MY EXISTING SHARES OF ACACIA RESEARCH IF THE RECAPITALIZATION TAKES PLACE AS PROPOSED?

         In the recapitalization, each outstanding share of Acacia Research common stock will be converted into a fraction of a share of AR-CombiMatrix stock and one share of AR-Acacia Technologies stock.

         The fraction of a share of AR-CombiMatrix stock into which each outstanding share of Acacia Research common stock will be converted will be equal to the quotient obtained by dividing (a) the number of shares of CombiMatrix Corporation common stock owned by Acacia Research immediately prior to the effective time of the merger by (b) the total number of shares of Acacia Research common stock issued and outstanding immediately prior to the effective time. As of April 30, 2002, this fraction was 0.5585.

         The percentage of the issued and outstanding shares of AR-CombiMatrix stock that will be received by the holders of Acacia Research common stock will be equal to the percentage of the issued and outstanding shares of CombiMatrix Corporation common stock held by Acacia Research immediately prior to the effective time of the merger. As of April 30, 2002, this percentage was 58.4%.

6.       WILL THE NEW SHARES BE LISTED ON A STOCK EXCHANGE?

         We intend to list the AR-CombiMatrix stock and AR-Acacia Technologies stock on the NASDAQ National Market under the symbols "CBMX" and "ACTG," respectively.

7. WILL THE RECAPITALIZATION PROPOSAL RESULT IN A CHANGE OF CONTROL OF ACACIA RESEARCH?

         No.

8.       WILL THE RECAPITALIZATION PROPOSAL RESULT IN A DISTRIBUTION OR
         SPIN-OFF?

         No. This proposal will not result in a distribution or spin-off of our assets or liabilities. Holders of AR-CombiMatrix stock and AR-Acacia Technologies stock will continue to be stockholders of a single company and subject to all risks associated with an investment in Acacia Research and all of our businesses, assets and liabilities.

9.       WHAT VOTING RIGHTS WILL I HAVE?

         Holders of AR-CombiMatrix stock and AR-Acacia Technologies stock will vote together as a single class (except in certain limited circumstances). Each share of AR-CombiMatrix stock will entitle the holder to one vote. Each share of AR-Acacia Technologies stock will entitle the holder, for any particular vote, to a number of votes equal to the average market value of a share of AR-Acacia Technologies stock divided by the average market value of a share of AR-CombiMatrix stock over a specified 20-trading day period prior to the date of that vote.

10.      WHEN WILL YOU IMPLEMENT THE RECAPITALIZATION PROPOSAL?

         We plan to file the amended and restated certificate of incorporation implementing the recapitalization proposal as soon as practicable after stockholder approval of the recapitalization proposal and the other proposals described herein.

11. WHAT ARE THE PRINCIPAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECAPITALIZATION TO STOCKHOLDERS?

         We believe that, for U.S. federal income tax purposes, the AR-Acacia Technologies stock and the AR-CombiMatrix stock will be treated as stock of our company and, except with respect to cash received instead of a fractional share, you will recognize no gain or loss as a result of the exchange of your Acacia Research common stock for AR-Acacia Technologies stock and AR-CombiMatrix stock in the recapitalization. We also believe that no gain or loss will be recognized by our company for federal income tax purposes on the issuance of AR-CombiMatrix stock and AR-Acacia Technologies stock to you in exchange for your Acacia Research common stock. We have received an opinion supporting these conclusions. There are, however, no court decisions or other authorities directly bearing on the tax effects of the issuance and classification of stock with the features of the AR-Acacia Technologies stock or the AR-CombiMatrix stock or, for that matter, bearing on certain other criteria unrelated to the issuance or classification of the AR-Acacia Technologies stock or the AR-CombiMatrix stock that must be met in order for your exchange of Acacia Research common stock for AR-Acacia Technologies stock and AR-CombiMatrix stock in the recapitalization to qualify for tax-free treatment. In addition, the Internal Revenue Service has announced that it will not issue advance rulings on the classification of instruments with characteristics similar to those of the AR-Acacia Technologies stock and the AR-CombiMatrix stock. Accordingly, no assurance can be given that the views expressed in this paragraph, if contested, would be sustained by a court.

12.      SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

         No. We will send written instructions to you on how to exchange your stock certificates for new stock certificates after the recapitalization is completed.

                               THE MERGER PROPOSAL

13. WHAT WILL HAPPEN TO OUTSTANDING SHARES OF COMBIMATRIX CORPORATION COMMON STOCK IN THE MERGER?

         Each outstanding share of CombiMatrix Corporation common stock, other than shares held by Acacia Research, will be converted into the right to receive one share of the AR-CombiMatrix stock. We intend to list the shares of the AR-CombiMatrix stock on the NASDAQ National Market under the symbol "CBMX."

14. WHAT PERCENTAGE OF THE NEW AR-COMBIMATRIX STOCK WILL THE HOLDERS OF COMBIMATRIX CORPORATION COMMON STOCK RECEIVE IN THE MERGER?

         The percentage of the issued and outstanding shares of AR-CombiMatrix stock that will be received by the holders of CombiMatrix Corporation common stock in the merger will be equal to the percentage of the issued and outstanding shares of CombiMatrix Corporation common stock owned by such stockholders immediately prior to the effective time of the merger. As of April 30, 2002, this percentage was 41.6%.

15. WHAT WILL HAPPEN TO OUTSTANDING SHARES OF ACACIA RESEARCH COMMON STOCK IN THE MERGER?

         Our stockholders will not receive any shares in connection with the merger. However, as a result of the recapitalization, shares of Acacia Research common stock will be converted into shares of AR-CombiMatrix stock and AR-Acacia Technologies stock.

16.      WHAT ARE THE PRINCIPAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE
         MERGER?

         We believe that, for U.S. federal income tax purposes, AR-CombiMatrix stock will be treated as stock of Acacia Research and, except with respect to cash received instead of a fractional share, CombiMatrix Corporation stockholders will recognize no gain or loss as a result of their exchange of CombiMatrix Corporation common stock for AR-CombiMatrix stock in the merger. We also believe that no gain or loss will be recognized by our company for federal income tax purposes on the issuance of AR-CombiMatrix stock by our company in the merger to the CombiMatrix Corporation stockholders in exchange for their CombiMatrix Corporation common stock. We have received an opinion supporting these conclusions. There are, however, no court decisions or other authorities directly bearing on the tax effects of the issuance and classification of stock with the features of AR-CombiMatrix stock or, for that matter, bearing on certain other criteria unrelated to the issuance or classification of AR-CombiMatrix stock that must be met in order for the exchange of CombiMatrix Corporation common stock for AR-CombiMatrix stock in the merger to qualify for tax-free treatment. In addition, the Internal Revenue Service has announced that it will not issue advance rulings on the classification of an instrument with characteristics similar to those of AR-CombiMatrix stock. Accordingly, no assurance can be given that the views expressed in this paragraph, if contested, would be sustained by a court.

17. SHOULD COMBIMATRIX CORPORATION STOCKHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

         No. We will send written instructions to CombiMatrix Corporation stockholders on how to exchange their CombiMatrix Corporation common stock certificates for certificates of the new AR-CombiMatrix stock after the merger is completed.

18.      WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

         We are working to complete the merger as soon as possible. We hope to complete the merger shortly after the special meeting, if we obtain the required stockholder approval.

                                     GENERAL

19.      WHEN AND WHERE WILL THE SPECIAL MEETING BE HELD?

         We will hold the special meeting at 10:00 a.m. on _______, 2002, at the Four Seasons Newport Beach, 690 Newport Center Drive, Newport Beach, California 92660.

20.      HOW DO I VOTE?

         After you have carefully read this proxy statement, mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting of stockholders. You may also attend the meeting in person instead of submitting a proxy. If your shares are held in "street name"' by your broker, your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

21.      CAN I CHANGE MY VOTE AFTER MAILING MY PROXY?

         Yes. You may change your vote by delivering a signed notice of revocation or a later-dated, signed proxy card to the corporate secretary of Acacia Research before the special meeting of stockholders, or by attending the special meeting of stockholders and voting in person.

22.      WHAT IS A "QUORUM" AT THE SPECIAL MEETING?

         A "quorum" is a majority of the outstanding shares entitled to vote. The shares may be present or represented by proxy. For the purposes of determining a quorum, shares held by brokers or nominees will be treated as present even if the broker or nominee does not have discretionary power to vote on a particular matter or if instructions were never received from the beneficial owner. These shares are called "broker non-votes." Abstentions will be counted as present for quorum purposes.

23.      WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL?

         Amending our certificate of incorporation to create two new classes of common stock and adopting the agreement and plan of reorganization relating to the merger will each require the affirmative vote of a majority of our outstanding common stock. Adopting the 2002 CombiMatrix Stock Incentive Plan and the 2002 Acacia Technologies Stock Incentive Plan will each require the affirmative vote of a majority of the shares of our common stock present or represented and entitled to vote at the special meeting.

24.      WHAT IF I DO NOT PROVIDE MY BROKER WITH INSTRUCTIONS ON HOW TO VOTE MY
         SHARES?

         If you do not provide your broker with instructions on how to vote your "street name" shares, your broker will not be permitted to vote them. However, the "street name" shares will be considered present for quorum purposes. For the recapitalization proposal and the merger proposal, broker non-votes will have the effect of a "no" vote. For adopting the 2002 CombiMatrix Stock Incentive Plan and 2002 Acacia Technologies Stock Incentive Plan, broker non-votes will not be counted as votes cast and will have no effect on the result of the vote. You should therefore be sure to provide your broker with instructions on how to vote your shares. Please check the voting form used by your broker to see if it offers telephone or internet voting.

25.      WHAT HAPPENS IF I ABSTAIN FROM VOTING?

         Proxies marked "abstain" will be counted as shares present for the purpose of determining the presence of a quorum, but for purposes of determining the outcome of a proposal, shares represented by such proxies will not be treated as affirmative votes. For all proposals, an abstention will have the effect of a "no" vote.

                             PROXY STATEMENT SUMMARY

         THIS SUMMARY, TOGETHER WITH THE "QUESTIONS AND ANSWERS" ON THE PRECEDING PAGES, HIGHLIGHTS IMPORTANT SELECTED INFORMATION FROM THIS DOCUMENT. TO UNDERSTAND THE RECAPITALIZATION, THE MERGER AND THE PROPOSED NEW STOCK INCENTIVE PLANS FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE LEGAL TERMS OF THE RECAPITALIZATION, THE MERGER AND THE PROPOSED NEW STOCK INCENTIVE PLANS, YOU SHOULD CAREFULLY READ THIS ENTIRE DOCUMENT AND THE DOCUMENTS WE HAVE REFERRED YOU TO. WE HAVE INCLUDED PAGE REFERENCES TO DIRECT YOU TO A MORE COMPLETE DESCRIPTION OF THE TOPICS PRESENTED IN THIS SUMMARY.

                           ACACIA RESEARCH CORPORATION

         Our business consists of the businesses of the CombiMatrix group and the Acacia Technologies group, each of which are described below. Our principal executive offices are located at 500 Newport Center Drive, Newport Beach, California 92660, and our telephone number is (949) 480-8300.

     COMBIMATRIX GROUP (SEE PAGE 104 )

         The CombiMatrix group is principally comprised of CombiMatrix Corporation, our majority owned subsidiary, which is engaged in the development of a proprietary universal biochip with applications in the genomics, proteomics and combinatorial chemistry markets. CombiMatrix Corporation's principal executive offices are located at 6500 Harbour Heights Parkway, Mukilteo, Washington 98275, and its telephone number is (425) 493-2000.

         For the fiscal year ended December 31, 2001, the CombiMatrix group had net revenues of $456,000 and a loss from continuing operations of $46.8 million before amounts attributable to minority interests of $18.8 million. The CombiMatrix group's loss from continuing operations after amounts attributable to minority interests was $28.0 million for the fiscal year ended December 31, 2001. The CombiMatrix group's total assets at December 31, 2001 were $48.0 million.

     ACACIA TECHNOLOGIES GROUP (SEE PAGE 137)

         The Acacia Technologies group is principally comprised of our media technologies business, and is engaged in the development, licensing and protection of its intellectual property and proprietary technologies in the media technologies industry.

         For the fiscal year ended December 31, 2001, the Acacia Technologies group had net revenues of $24.2 million and net income from continuing operations of $7.0 million before amounts attributable to minority interests of $1.3 million. Net income from the Acacia Technologies group's continuing operations after amounts attributable to minority interests was $5.8 million. The Acacia Technologies group's total assets at December 31, 2001 were $62.9 million.

                               THE SPECIAL MEETING

     PROPOSALS TO BE CONSIDERED AT THE MEETING (SEE PAGES 51, 71 AND 156)

         You are asked to consider and vote upon the following proposals at the special meeting:

         o Recapitalization Proposal: A proposal to amend and restate our certificate of incorporation create two new classes of common stock, called "AR-CombiMatrix stock" and "AR-Acacia Technologies stock", and to divide each outstanding share of our existing common stock into a fraction of a share of AR-CombiMatrix stock and one share of AR-Acacia Technologies stock.

         o Merger Proposal: A proposal to approve the merger agreement with CombiMatrix Corporation, the merger of CombiMatrix Corporation into a wholly owned subsidiary of Acacia Research and the issuance of shares of AR-CombiMatrix stock to the stockholders of CombiMatrix Corporation other than Acacia Research in connection with the merger.

         o Adoption of 2002 CombiMatrix Stock Incentive Plan: A proposal to adopt the 2002 CombiMatrix Stock Incentive Plan to provide for the granting of stock awards and options in AR-CombiMatrix stock.

         o Adoption of 2002 Acacia Technologies Stock Incentive Plan: A proposal to adopt the 2002 Acacia Technologies Stock Incentive Plan to provide for the granting of stock awards and options in AR-Acacia Technologies stock.

If any of these proposals is not approved, we will not implement any of the other proposals.

     VOTES REQUIRED TO APPROVE THE PROPOSALS (SEE PAGE 49)

         The following stockholder votes are required for approval of the proposals:

         o Recapitalization Proposal: The favorable vote of a majority of the outstanding shares of our existing common stock.

         o Merger Proposal: The favorable vote of a majority of the outstanding shares of our existing common stock.

         o Adoption of the 2002 CombiMatrix Stock Incentive Plan and the 2002 Acacia Technologies Stock Incentive Plan: The favorable vote of a majority of the shares present or represented and entitled to vote at the special meeting.

     RECOMMENDATIONS TO STOCKHOLDERS

         Our board of directors believes that the recapitalization, the merger and the stock incentive plan proposals are advisable and in the best interests of Acacia Research and our stockholders and unanimously recommends that you vote FOR each of the four proposals.

     RECORD DATE; VOTING POWER (SEE PAGE 49)

         You are entitled to vote at the special meeting if you owned shares of our common stock as of the record date for that special meeting, which was the close of business on _____, 2002. On _____, 2002, there were _________ shares of our common stock outstanding. For each share of our common stock owned on that date, you will have one vote at the special meeting.

                          THE RECAPITALIZATION PROPOSAL

     REASONS FOR THE RECAPITALIZATION PROPOSAL (SEE PAGE  51)

         We believe that the recapitalization proposal will have the following benefits:

         o    increase in market awareness of our two distinct businesses;

         o attraction of industry-specific investors and improved analyst coverage by industry specific institutional analysts;

         o creation of two new acquisition currencies to help us pursue strategic opportunities;

         o realization of the potential values of our two distinct businesses; and

         o increased liquidity and financing flexibility with respect to our existing businesses.

         However, you should note that achieving these objectives is subject to particular risks which we discuss below in the section entitled "Risk Factors."

COMPARISON OF EXISTING COMMON STOCK WITH AR-COMBIMATRIX STOCK AND AR-ACACIA TECHNOLOGIES STOCK

         If the recapitalization proposal is approved and the merger is consummated, our common stock will consist of two classes -- AR-CombiMatrix stock and AR-Acacia Technologies stock. The terms of the two new classes of common stock are set forth in the proposed restated certificate of incorporation, which is attached as ANNEX B to this document. We encourage you to read the proposed restated certificate carefully in its entirety.

         The following table provides a comparison of our existing common stock and the AR-CombiMatrix stock and the AR-Acacia Technologies stock. You should keep in mind that the AR-CombiMatrix stock and the AR-Acacia Technologies stock are both classes of common stock of Acacia Research, and are not stock issued by each respective group. As a result, you will continue to be subject to all of the risks associated with an investment in Acacia Research and all of our businesses, assets and liabilities. Financial effects from one group that affect our consolidated results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other group.


                            EXISTING                                         THE RECAPITALIZATION PROPOSAL
                             COMMON                  -------------------------------------------------------------------------------
                              STOCK                    AR-COMBIMATRIX STOCK                      AR-ACACIA TECHNOLOGIES STOCK
                      -------------------------      -------------------------------      ------------------------------------------
DIVIDENDS:            We have not paid any cash      We currently do not intend to        We currently do not intend to pay cash
                      dividends on our existing      pay cash dividends on the            dividends on the AR-Acacia Technologies
                      common stock and we            the AR-CombiMatrix stock.            stock.
                      currently do not intend to
                      pay cash dividends on our
                      existing common stock.

                      Any future dividends on our    Any future dividends on the          Any future dividends on the AR-Acacia
                      existing common stock will     AR-CombiMatrix stock will be paid    Technologies stock will be paid at the
                      be paid at the discretion of   at the discretion of our board of    discretion of our board of directors based
                      our board of directors based   directors based primarily upon the   primarily upon the financial condition,
                      primarily upon the financial   financial condition, results of      results of operations and business
                      condition, results of          operations and business requirements requirements of the Acacia Technologies
                      operations and business        of the CombiMatrix group and Acacia  group and Acacia Research as a whole.
                      requirements of Acacia         Research as a whole.  Dividends can  Dividends can not exceed the lesser of (1)
                      Research.  Dividends cannot    not exceed the lesser of (1) our     our funds from which we can legally pay
                      exceed the assets from which   funds from which we can legally pay  dividends under Delaware law and (2) an
                      we can legally pay dividends   dividends under Delaware law and (2) amount similar to the funds from which the
                      under Delaware law.            an amount similar to the funds from  Acacia Technologies group could legally
                                                     which the CombiMatrix group could    pay dividends under Delaware law if it
                                                     legally pay dividends under Delaware were a separate corporation.
                                                     law as a separate corporation.

VOTING RIGHTS:        One vote per share.            The AR-CombiMatrix stock will have   Each share of AR-Acacia Technologies stock
                                                     one vote per share.                  will have a variable vote equal to the
                                                                                          ratio of the average market values of one
                                                                                          share of AR-Acacia Technologies stock to
                                                                                          one share of AR-CombiMatrix stock
                                                                                          calculated over a 20-day period prior to
                                                                                          each record date for a stockholders'
                                                                                          meeting or consent. Accordingly, a share
                                                                                          of AR-Acacia Technologies stock may have
                                                                                          more than, less than or exactly one vote
                                                                                          per share.

                                                                -9-

                            EXISTING                                         THE RECAPITALIZATION PROPOSAL
                             COMMON                  -------------------------------------------------------------------------------
                              STOCK                    AR-COMBIMATRIX STOCK                      AR-ACACIA TECHNOLOGIES STOCK
                      -------------------------      -------------------------------      ------------------------------------------

                                                     The holders of AR-CombiMatrix stock  The holders of AR-Acacia Technologies
                                                     and AR-Acacia Technologies stock     stock and AR-CombiMatrix stock will
                                                     will generally vote together as a    generally vote together as a single class.
                                                     single class.  In limited            In limited circumstances, such as a
                                                     circumstances, such as a proposed    proposed change in the rights of a class
                                                     change in the rights of a class of   of stock, holders of one or both classes
                                                     stock, holders of one or both        of common stock may be entitled under
                                                     classes of common stock may be       Delaware law or under stock exchange
                                                     entitled under Delaware law or under regulations to vote as a separate class.
                                                     stock exchange regulations to vote
                                                     as a separate class.

RIGHTS ON SALE OF     None.                          If we sell all or substantially all  If we sell all or substantially all of the
ALL OR                                               of the properties and assets         properties and assets attributed to the
SUBSTANTIALLY ALL                                    attributed to the CombiMatrix group, Acacia Technologies group, we must either
ASSETS OF A GROUP:                                   we must either (1) distribute        (1) distribute through a dividend or
                                                     through a dividend or redemption     redemption to holders of AR-Acacia
                                                     to holders of AR-CombiMatrix stock   Technologies stock an amount equal to the
                                                     an amount equal to the net proceeds  net proceeds of the sale, or (2) convert
                                                     of the sale, or (2) convert each     each share of AR-Acacia Technologies stock
                                                     share of AR-CombiMatrix stock into   into a number of shares of AR-CombiMatrix
                                                     a number of shares of AR-Acacia      stock at a 10% premium over the then
                                                     Technologies stock at a 10% premium  current value.  We may, but will not be
                                                     over the then current value.  We     required to, distribute the net proceeds
                                                     may, but will not be required to,    or convert the AR-Acacia Technologies
                                                     distribute the net proceeds or       stock if we receive in the sale primarily
                                                     we receive in the sale primarily     equity securities of the acquirer or   its
                                                     equity securities of the acquirer or parent and it is primarily engaged in one
                                                     its parent and it is primarily       or more businesses similar or
                                                     engaged in one or more businesses    complementary to the business convert the
                                                     similar or complementary to the      AR-CombiMatrix stock if of the Acacia
                                                     business of the CombiMatrix group.   Technologies group.

CONVERSION AT         None.                          We may, at any time, convert each    We may, at any time, convert each share of
OPTION OF ACACIA                                     share of AR-CombiMatrix stock into   AR-Acacia Technologies stock into a number
RESEARCH:                                            a number of shares of AR-Acacia      of shares of AR-CombiMatrix stock at a 10%
                                                     Technologies stock at a 10% premium. premium.

REDEMPTION IN         None.                          We may redeem the AR-CombiMatrix     We may redeem the AR-Acacia Technologies
EXCHANGE FOR STOCK                                   stock for all of the shares of the   stock for all of the shares of the common
OF SUBSIDIARY:                                       common stock of one or more of our   stock of one or more of our wholly owned
                                                     wholly owned subsidiaries that hold  subsidiaries that hold all of the assets
                                                     all of the assets and liabilities    and liabilities attributed to the Acacia
                                                     attributed to the CombiMatrix group. Technologies group.

                                                                -10-

                            EXISTING                                         THE RECAPITALIZATION PROPOSAL
                             COMMON                  -------------------------------------------------------------------------------
                              STOCK                    AR-COMBIMATRIX STOCK                      AR-ACACIA TECHNOLOGIES STOCK
                      -------------------------      -------------------------------      ------------------------------------------

LIQUIDATION:          If we are liquidated,          If we are liquidated, holders of     If we are liquidated, holders of AR-Acacia
                      holders of our existing        AR-CombiMatrix stock will be         Technologies stock will be entitled to a
                      common stock will be           entitled to a portion of any assets  portion of any assets remaining for
                      entitled to receive our net    remaining for distribution to        distribution to holders of common stock on
                      assets remaining for           holders of common stock on a per     a per share basis in proportion to the
                      distribution to holders of     share basis in proportion to the     liquidation units per share of AR-Acacia
                      common stock.                  liquidation units per share of       Technologies stock.  Each share of
                                                     AR-CombiMatrix stock. Each share of  AR-Acacia Technologies stock will have a
                                                     AR-CombiMatrix stock will have one   number of liquidation units equal to the
                                                     liquidation unit.                    ratio of the average market values of one
                                                                                          share of AR-Acacia Technologies stock to
                                                                                          one share of AR-CombiMatrix stock. This
                                                                                          ratio will be determined approximately two
                                                                                          months after the recapitalization.


     HOW EACH NEW CLASS OF STOCK WILL REFLECT THE PERFORMANCE OF THE RESPECTIVE GROUP (SEE PAGE 59)

         Each new class of stock is designed to reflect the financial performance of the respective group, rather than the performance of Acacia Research as a whole. The chief mechanisms intended to cause the AR-CombiMatrix stock and the AR-Acacia Technologies stock to reflect the financial performance of the respective group are provisions in our proposed restated certificate of incorporation governing dividends and distributions. Under these provisions, we will:

         o factor the assets and liabilities and income or losses attributable to the respective group into the determination of the amount available to pay dividends on the shares issued for the respective group; and

         o require Acacia Research to exchange, redeem or distribute a dividend on the stock of a group if all or substantially all of the assets allocated to the respective group are sold to a third party.

         Our board of directors, subject to state laws and limits in our proposed restated certificate of incorporation, including those discussed above, will be able to declare dividends on AR-CombiMatrix stock and AR-Acacia Technologies stock in its discretion. To date, we have never paid or declared cash dividends on shares of our stock, nor do we anticipate paying cash dividends on either of the two new classes of stock in the foreseeable future.

     LISTING OF SHARES (SEE PAGE 69)

         Our existing common stock is listed on the NASDAQ National Market under the symbol "ACRI". We intend to apply for the AR-CombiMatrix stock and AR-Acacia Technologies stock to be listed on the NASDAQ National Market under the symbols "CBMX" and "ACTG", respectively. As soon as the recapitalization is effective, our existing common stock will be de-listed.

     RISK FACTORS RELATED TO RECAPITALIZATION PROPOSAL (SEE PAGE 33)

     When evaluating the recapitalization proposal, you should be aware that there are many risks, including:

         o the risks associated with an investment in a single company and all of our businesses, assets and liabilities;

         o limited separate stockholder rights granted to holders of each class of common stock;

         o risks associated with the relative voting power of the two classes of common stock which will fluctuate based on their relative average market values;

         o the lack of legal precedent with respect to the fiduciary duties of the board of directors of a company having two classes of common stock, the rights of which are defined by reference to separate businesses of the company;

         o the potential for stockholders of each class of common stock to have diverging or conflicting interests;

         o the ability of our board of directors to change management and allocation policies without stockholder approval;

         o    the ability to transfer funds between the groups;

         o the ability of our board of directors to allocate financing costs between groups that do not reflect the separate borrowing costs of the groups;

         o the possibility that one group could be charged a greater portion of the total corporate tax liability;

         o limits on consideration to be received upon disposition of assets of a group;

         o the effects of our capital structure and variable vote per share on potential acquisitions of a group or class of common stock;

         o the effect of market values of a class of common stock on stockholder rights;

         o no assurances as to the market price or liquidity of the AR-CombiMatrix stock or the AR-Acacia Technologies stock following the recapitalization; and

         o the lack of legal precedent with respect to the tax treatment of the recapitalization and the new classes of common stock.

     MANAGEMENT AND ALLOCATION POLICIES (SEE PAGE 55)

         We have established policies designed to accomplish the fundamental objective of the recapitalization proposal, which is to separate the business and operations of the Acacia Technologies group from those of the CombiMatrix group. These policies establish guidelines to help us allocate debt, corporate overhead, interest, taxes and other shared activities between the two groups on an objective basis and, except as referred to below, to ensure that transactions between the CombiMatrix group and the Acacia Technologies group are made on terms that approximate terms that could be obtained from unaffiliated third parties. Our inter-group policies include:

         o    the allocation of certain overhead expenses;

         o the allocation of indebtedness and preferred stock between groups or entirely to one group;

         o the accounting for transfers of cash or other property from one group to the other;

         o the financial effects of issuances of additional AR-CombiMatrix stock or AR-Acacia Technologies stock; and

         o the allocation of corporate opportunities in the best interests of Acacia Research.

         We will allocate our corporate overhead to each group based upon the use of services by that group where practicable. Where determinations based on use alone are not practical, we will use other methods and criteria that we believe are equitable.

         While it has no present intention to do so, our board of directors may modify or rescind these policies, or may adopt additional policies, in its sole discretion without stockholder approval.

     PRINCIPAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE RECAPITALIZATION (SEE PAGE 67)

         We believe, and we have received an opinion from PricewaterhouseCoopers LLP to the effect that, no gain or loss will be recognized by Acacia Research or you for U.S. federal income tax purposes as a result of the recapitalization except with respect to cash received by you instead of a fractional share of AR-CombiMatrix stock. However, there are no court decisions or other authorities bearing directly on transactions similar to the recapitalization proposal. In addition, the Internal Revenue Service has announced that it will not issue rulings on the characterization of stock with characteristics similar to the AR-CombiMatrix stock and the AR-Acacia Technologies stock. Therefore, the tax treatment of the recapitalization is subject to some uncertainty.

         Tax matters are very complicated and the tax consequences of the recapitalization to you will depend on the facts of your own situation. We urge you to consult your tax advisors for a full description of the tax consequences of the recapitalization to you.

     NO DISSENTERS' RIGHTS REGARDING RECAPITALIZATION PROPOSAL

         Stockholders of Acacia Research will not have any dissenters' or appraisal rights with respect to the proposed recapitalization.

     NO REGULATORY APPROVALS

         No state or federal regulatory approvals are required for the recapitalization.

                               THE MERGER PROPOSAL

     REASONS FOR THE MERGER (SEE PAGE 72)

         We believe that the merger will:

         o    facilitate the implementation of the recapitalization proposal;

         o    provide liquidity to the stockholders of CombiMatrix Corporation;

         o enable us to benefit from a management and operational structure that can leverage our strength while retaining operating flexibility;

         o allow the groups to leverage synergies of an integrated management team, streamlined operations and strengthened infrastructure; and

         o permit certain major decisions regarding the CombiMatrix group to be made more quickly.

         However, you should note that achieving these objectives is subject to particular risks which we discuss below in the section entitled "Risk Factors."

     OPINION OF FINANCIAL ADVISOR

         The CombiMatrix Corporation special committee received a written opinion, dated April 17, 2002, from its financial advisor, A.G. Edwards & Sons, Inc., to the effect that, as of the date of the opinion and based upon and subject to the matters described in the opinion, the merger consideration was fair, from a financial point of view, to the holders of CombiMatrix Corporation common stock other than Acacia Research. We have included this opinion as ANNEX G to this document.

         We did not obtain an opinion as to the fairness of the of the merger consideration to Acacia Research and our stockholders because we did not think such an opinion was necessary in light of the fact that holders of Acacia Research common stock will receive the same percentage of the issued and outstanding shares of AR-CombiMatrix stock as Acacia Research's percentage ownership interest in the issued and outstanding shares of CombiMatrix Corporation common stock immediately prior to the merger.

     WHAT COMBIMATRIX CORPORATION STOCKHOLDERS WILL HOLD AFTER THE MERGER

         In the merger, CombiMatrix Corporation stockholders, other than Acacia Research, will receive one share of the new AR-CombiMatrix stock for each share of CombiMatrix Corporation common stock that they own immediately prior to the effective time of the merger. Their percentage ownership interest in the issued and outstanding shares of AR-CombiMatrix stock immediately after the effective time of the merger will be the same as their percentage ownership interest in the issued and outstanding shares of CombiMatrix Corporation common stock immediately prior to the effective time of the merger. Based on the issued and outstanding shares on April 30, 2002, this percentage interest would be approximately 41.6%.

         Based upon the number of shares of CombiMatrix Corporation common stock outstanding on April 30, 2002, we will issue approximately 7,970,928 shares of AR-CombiMatrix stock to CombiMatrix Corporation stockholders in the merger. This number is subject to adjustment for any stock issuances by CombiMatrix Corporation between April 30, 2002 and the effective time of the merger.

         We will not issue any fractional shares of AR-CombiMatrix stock in the merger. Instead, CombiMatrix Corporation stockholders will receive cash for any fractional share of AR-CombiMatrix stock owed to them in an amount based upon the trading price of AR-CombiMatrix stock following the merger.

         CombiMatrix Corporation stockholders should not send in their stock certificates for exchange until instructed to do so after completion of the merger.

     WHAT OUR STOCKHOLDERS WILL HOLD AFTER THE MERGER

         Holders of Acacia Research common stock will not receive any shares in connection with the merger. However, as a result of the recapitalization, each share of our common stock will be split into a fraction of a share of AR-CombiMatrix stock and one share of AR-Acacia Technologies stock.

         We will not issue any fractional shares of AR-CombiMatrix stock or AR-Acacia Technologies stock in the recapitalization. Instead, you will receive cash for any fractional share of AR-CombiMatrix stock owed to you in an amount based upon the trading price of AR-CombiMatrix stock following the recapitalization.

     THE MERGER AGREEMENT

         We have attached a copy of the merger agreement as ANNEX A to this document. We encourage you to read the merger agreement carefully in its entirety because it is the legal document governing the merger.

     PRINCIPAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (SEE PAGE 72)

         We believe, and have received an opinion from PricewaterhouseCoopers LLP to the effect that, no gain or loss will be recognized by Acacia Research or you for U.S. federal income tax purposes as a result of the merger except with respect to cash received by you instead of a fractional share of AR-CombiMatrix stock. However, there are no court decisions or other authorities bearing directly on transactions similar to the merger proposal. In addition, the Internal Revenue Service has announced that it will not issue rulings on the characterization of stock with characteristics similar to the AR-CombiMatrix stock. Therefore, the tax treatment of the merger is subject to some uncertainty.

         Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. We urge you to consult your tax advisors for a full description of the tax consequences of the merger to you.

     APPRAISAL OR DISSENTERS' RIGHTS IN CONNECTION WITH THE MERGER

         Stockholders of Acacia Research will not have any dissenters' or appraisal rights under Delaware law in connection with the merger because they will own publicly traded securities both before and after the merger. CombiMatrix Corporation stockholders who object to the merger, however, will have dissenters' appraisal rights.

     ACCOUNTING TREATMENT (SEE PAGE 72)

         We will account for the acquisition of the minority interest in CombiMatrix Corporation in the merger as a purchase of a business. Under this method of accounting, the assets acquired and liabilities assumed of CombiMatrix Corporation will be recorded at their fair value as of the date of their acquisition, and any excess of our purchase price over the fair value will be accounted for as goodwill.

     REGULATORY MATTERS

         We are not aware of any material governmental or regulatory requirements that must be complied with regarding the merger, other than federal securities laws and the filing of documents describing principal terms of the merger agreement with the Secretary of State of Delaware.

     CONDITIONS TO THE MERGER (SEE PAGE 80)

         We will complete the merger only if specific conditions are satisfied or, in some cases, waived, including the following:

         o our recapitalization and merger proposals have been approved by our stockholders and the merger proposal has been approved by CombiMatrix Corporation's stockholders;

         o    there being no law or court order that prohibits the merger;

         o the AR-CombiMatrix stock and AR-Acacia Technologies stock have been approved for listing on the NASDAQ National Market;

         o holders of no more than one percent of the outstanding shares of CombiMatrix Corporation common stock shall have exercised their dissenters' rights (which condition we may waive in our discretion); and

         o our receipt of an opinion of PricewaterhouseCoopers LLP to the effect that the merger will be a "reorganization" for federal income tax purposes and that neither we nor any of our subsidiaries will recognize any gain or loss by reason of the recapitalization proposal.

     TERMINATION OF THE AGREEMENT AND PLAN OF REORGANIZATION (SEE PAGE 82)

         Our board of directors and the CombiMatrix Corporation boards of directors can jointly agree to terminate the merger agreement at any time before the merger is completed. In addition, either company can terminate the merger agreement if:

         o    the merger is not completed by December 31, 2002;

         o    a law or final and nonappealable court order prohibits the merger;

         o either our stockholders fail to approve the recapitalization or the merger or CombiMatrix Corporation's stockholders fail to approve the merger; or

         o the other party breaches any of its representations or warranties or fails to comply with any of its obligations under the merger agreement; provided that the breach is not cured within 30 days after notice to the other party, except for breaches that would not have a material adverse effect.

                STOCK INCENTIVE PLANS (SEE PAGE 156 THROUGH 162)

         The 2002 CombiMatrix Stock Incentive Plan and the 2002 Acacia Technologies Stock Incentive Plan are intended to serve as successor plans to the existing stock option plans of Acacia Research and CombiMatrix Corporation.

         At the time of the recapitalization, all outstanding options to purchase Acacia Research common stock will be converted to economically equivalent options to purchase AR-CombiMatrix stock and AR-Acacia Technologies stock and transferred to the 2002 CombiMatrix Stock Incentive Plan and the 2002 Acacia Technologies Stock Incentive Plan, respectively. Upon the consummation of the Merger, all outstanding options to purchase CombiMatrix Corporation common stock will be converted to economically equivalent options to purchase AR-CombiMatrix stock and transferred to the 2002 CombiMatrix Stock Incentive Plan.

         The new replacement options will continue to be governed by the terms of the original options unless our compensation committee decides to extend one or more features of the new plans to these options.

         After the recapitalization, no further options will be granted under the currently existing stock option plans of Acacia Research and CombiMatrix Corporation. Instead all new options will be granted under either the 2002 CombiMatrix Stock Incentive Plan or the 2002 Acacia Technologies Stock Incentive Plan. The terms of the proposed new plans are identical, except that AR-CombiMatrix stock can only be issued under the 2002 CombiMatrix Stock Incentive Plan and AR-Acacia Technologies stock can only be issued under the 2002 Acacia Technologies Stock Incentive Plan.

         The individuals eligible to participate in the new plans include officers, employees, board members and consultants of Acacia Research and our subsidiaries. The number of shares of AR-CombiMatrix stock that will be authorized under the CombiMatrix Plan will be equal to 9,000,000 minus the sum of (i) the number of shares of CombiMatrix Corporation common stock issued under the CombiMatrix Corporation stock option plans prior to the time of the merger and (ii) a percentage of the number of shares of Acacia Research common stock issued under the Acacia Research stock option plans prior to the time of the merger. The number of shares of AR-Acacia Technologies stock that will be authorized under the Acacia Technologies Plan will be equal to 5,700,000 minus the number of shares of Acacia Research common stock issued under the Acacia Research stock option plans prior to the time of the merger. The share reserve under each plan will increase automatically by 3% in January of each year beginning in 2003. Unless otherwise provided in the documents evidencing an option, a change in control of Acacia Research will result in all discretionary options issued under the plans to vest immediately and become immediately exercisable.

                         SELECTED FINANCIAL INFORMATION

                           ACACIA RESEARCH CORPORATION

         The selected financial data set forth below as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 have been derived from our audited consolidated financial statements included elsewhere in this proxy statement, and should be read in conjunction with those financial statements (including notes thereto). The selected financial data as of December 31, 1999, 1998 and 1997 and for the years ended December 31, 1998 and 1997 have been derived from audited consolidated financial statements not included in this proxy statement, but which were previously filed with the SEC.

CONSOLIDATED STATEMENT OF OPERATIONS DATA:
                                                       2001             2000             1999             1998             1997
                                                  --------------   --------------   --------------   --------------   --------------
Revenues:
   License fee income .........................   $  24,180,000    $          --    $          --    $          --    $          --
   Grant revenue ..............................         456,000           17,000          144,000               --               --
   Capital management fee income and other ....              --           40,000          122,000          382,000          491,000
                                                  --------------   --------------   --------------   --------------   --------------
Total revenues ................................   $  24,636,000    $      57,000    $     266,000    $     382,000    $     491,000
                                                  ==============   ==============   ==============   ==============   ==============

Operating loss ................................   $ (43,198,000)   $ (37,163,000)   $  (7,580,000)   $  (5,842,000)   $  (3,420,000)
Other income (expense), net ...................       4,166,000       (1,235,000)      (1,042,000)        (545,000)        (100,000)
Loss from continuing operations before
   minority interests .........................     (39,812,000)     (38,325,000)      (8,642,000)      (6,387,000)      (3,270,000)
Minority interests ............................      17,540,000        9,166,000        1,221,000          198,000          411,000
Loss from continuing operations ...............     (22,272,000)     (29,159,000)      (7,421,000)      (6,189,000)      (2,859,000)
Loss from discontinued operations (1) .........              --       (9,554,000)        (776,000)              --               --
Loss before cumulative effect of change in
   accounting principle .......................     (22,272,000)     (38,713,000)      (8,197,000)      (6,189,000)      (2,859,000)
Cumulative effect of change in accounting
   principle due to beneficial conversion
   feature ....................................              --         (246,000)              --               --               --
Net loss ......................................     (22,272,000)     (38,959,000)      (8,197,000)      (6,189,000)      (2,859,000)

Loss per common share:
Basic and diluted
   Loss from continuing operations ............   $       (1.16)   $       (1.78)   $       (0.59)   $       (0.58)   $       (0.42)
   Loss from discontinued operations ..........              --            (0.58)           (0.06)              --               --
   Cumulative effect of change in accounting
    principle .................................              --            (0.02)              --               --               --
                                                  --------------   --------------   --------------   --------------   --------------
Net loss ......................................   $       (1.16)   $       (2.38)   $       (0.65)   $       (0.58)   $       (0.42)
                                                  ==============   ==============   ==============   ==============   ==============
Weighted average number of common and
   potential shares outstanding used in
   computation of loss per common share (2):
   Basic ......................................      19,259,256       16,346,099       12,649,133       10,748,982        6,739,996
   Diluted ....................................      19,259,256       16,346,099       12,649,133       10,748,982        6,739,996

CONSOLIDATED BALANCE SHEET DATA:
                                                       2001             2000             1999             1998             1997
                                                  --------------   --------------   --------------   --------------   --------------
Total assets ..................................   $ 110,859,000    $  98,516,000    $  51,791,000    $  19,769,000    $   8,854,000
Long-term indebtedness ........................              --               --               --        1,222,000               --
Total liabilities (3) .........................      19,824,000       20,848,000        1,633,000        1,828,000          447,000
Minority interests (3) ........................      32,303,000       17,524,000        4,896,000               --          227,000
Stockholders' equity ..........................      58,732,000       60,144,000       45,262,000       17,941,000        8,180,000

----------------------------------------------

(1) Operating results in 1999 have been restated to present Soundbreak.com as discontinued operations. See Note 9 to the 2001 consolidated financial statements.
(2) Potential common shares in 2001, 2000, 1999, 1998 and 1997 have been excluded from the per share calculation because the effect of their inclusion would be anti-dilutive. In addition, all share and per share information has been adjusted as appropriate for all periods presented to reflect a two-for-one stock split effected in March 1998 and a ten percent (10%) stock dividend distributed on December 5, 2001 for stockholders of record as of November 21, 2001.
(3) Effective January 1, 2001, we changed our accounting policy for balance sheet classification of employee stock-based compensation resulting from awards in consolidated subsidiaries. As a result, effective January 1, 2001, amortized non-cash stock compensation charges related to subsidiary stock options are included in minority interests in our consolidated balance sheet. Prior to the change in accounting policy, amortized non-cash stock compensation charges related to subsidiary stock options were reflected as "accrued stock compensation" in consolidated liabilities. There is no impact on previous consolidated statements of operations as a result of this change in accounting policy.

                                COMBIMATRIX GROUP
         (a development stage division of Acacia Research Corporation)

         We are providing the following information to aid you in your analysis of the financial aspects of the recapitalization and merger proposals.

         The table below represents summary historical statement of operations and balance sheet data for the CombiMatrix group, a development stage division of Acacia Research. Acacia Research derived the balance sheet data and statement of operations data from the financial statements of the CombiMatrix group for the years ended December 31, 2001, 2000 and 1999 included elsewhere herein, and should be read in conjunction with those financial statements and related notes.

         AR-CombiMatrix stock is intended to reflect the separate performance of the respective division of Acacia Research, rather than the performance of Acacia Research Corporation as a whole. The CombiMatrix group is not a separate legal entity. Holders of AR-CombiMatrix stock will be stockholders of Acacia Research. As a result, they will continue to be subject to all of the risks of an investment in Acacia Research and all of its businesses, assets and liabilities. The assets Acacia Research Corporation attribute to the CombiMatrix group could be subject to the liabilities of the Acacia Technologies group.

         The chief mechanisms intended to cause AR-CombiMatrix stock to reflect the financial performance of the CombiMatrix group are provisions in Acacia Research's proposed restated certificate of incorporation governing dividends and distributions. Under these provisions, Acacia Research will:

         o    pay dividends on AR-CombiMatrix stock only out of the lesser of
              (a) the funds of the Corporation legally available and (b) the CombiMatrix group available dividend amount, as defined in Acacia Research's restated certificate of incorporation. The CombiMatrix group available dividend amount is defined as, on any date, either:

              (i) an amount equal to the fair market value of the total assets attributed to the CombiMatrix group less the total liabilities attributed to the CombiMatrix group (provided that preferred stock shall not be treated as a liability), in each case, as of such date and determined on a basis consistent with that applied in determining Acacia Research's earnings (loss) attributable to the CombiMatrix group, minus (ii) the aggregate par value of, or any greater amount determined in accordance with applicable law to be capital in respect of, all outstanding shares of AR-CombiMatrix stock and each class or series of preferred stock attributed in accordance with Acacia Research's certificate of incorporation to the CombiMatrix group, or

              (ii) in case the total amount calculated pursuant to clause (i) above is not a positive number, an amount equal to Acacia Research's earnings (losses) attributable to the CombiMatrix group (if positive) for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

         o in making its dividend decisions regarding AR-CombiMatrix stock and AR-Acacia Technologies stock, the Board will rely on the respective financial statements of the CombiMatrix group and the Acacia Technologies group. The earnings (loss) attributable to the CombiMatrix group will be calculated as the net income or loss of the CombiMatrix group for such period determined in accordance with generally accepted accounting principles in effect at such time, reflecting income and expense of the Acacia Research attributed to the CombiMatrix group on a basis substantially consistent with attributions of income and expense made in the calculation of earnings (loss) attributable to the Acacia Technologies group, including, without limitation, corporate administrative costs, net interest and other financial costs and income taxes.

         o require Acacia Research to exchange, redeem or distribute a dividend on the AR-CombiMatrix stock if all or substantially all of the assets allocated to the CombiMatrix group are sold to a third party. A dividend or redemption payment must be equal in value to the net after-tax proceeds from the sale; an exchange must be for a class of Acacia Research common stock, at a 10% premium to the AR-CombiMatrix stock average market price following announcement of the sale.

         Acacia Research has not paid cash dividends to date and does not expect to pay any dividends on shares of AR-CombiMatrix stock or AR-Acacia Technologies stock for the foreseeable future.

         This information is only a summary. You should read it in conjunction with CombiMatrix group's historical financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein.

                                                      COMBIMATRIX GROUP
                                 A DEVELOPMENT STAGE DIVISION OF ACACIA RESEARCH CORPORATION

SUMMARY FINANCIAL DATA - STATEMENT OF OPERATIONS:                                2001            2000             1999
                                                                             -------------   -------------   -------------
Grant revenue .............................................................. $    456,000    $     17,000    $    144,000
Research and development expenses ..........................................  (18,839,000)    (11,813,000)     (1,826,000)
Marketing, general and administrative expenses .............................  (29,471,000)    (12,121,000)       (913,000)
Operating loss .............................................................  (49,057,000)    (24,558,000)     (2,626,000)
Other income (expense), net ................................................    2,055,000       1,661,000        (224,000)
Loss from continuing operations before income taxes and minority interests..  (47,002,000)    (22,897,000)     (2,850,000)
Benefit (provision) for income taxes .......................................      155,000          79,000          (2,000)
Minority interests .........................................................   18,817,000       8,300,000       1,248,000
Net loss ...................................................................  (28,030,000)    (14,764,000)     (1,604,000)

SUMMARY FINANCIAL DATA - BALANCE SHEET:                                           2001           2000            1999
                                                                             -------------   -------------   -------------
Total assets ............................................................... $ 47,963,000    $ 61,561,000    $  2,003,000
Total liabilities (1) ......................................................   14,131,000      15,880,000         229,000
Minority interests (1) .....................................................   30,109,000      15,512,000         904,000
Division equity ............................................................    3,723,000      30,169,000         870,000

-----------------------------------

(1) Effective January 1, 2001, Acacia Research changed its accounting policy for balance sheet classification of employee stock-based compensation resulting from awards in consolidated subsidiaries. As a result, effective January 1, 2001, authorized non-cash stock compensation charges related to subsidiary stock options are included in minority interests in the CombiMatrix group balance sheet. Prior to the change in accounting policy, amortized non-cash stock compensation charges related to subsidiary stock options were reflected as "accrued stock compensation" in liabilities. There is no impact on previous statements of operations as a result of this change in accounting policy.

                            ACACIA TECHNOLOGIES GROUP
                  (a division of Acacia Research Corporation)

         We are providing the following information to aid you in your analysis of the financial aspects of the recapitalization and merger proposals.

         The table below represents summary historical statement of operations and balance sheet data for the Acacia Technologies group, a division of Acacia Research. Acacia Research derived the balance sheet data and statement of operations data from the financial statements of the Acacia Technologies group for the years ended December 31, 2001, 2000 and 1999 included elsewhere herein, and should be read in conjunction with those financial statements and related notes.

         AR-Acacia Technologies stock is intended to reflect the separate performance of the respective division of Acacia Research, rather than the performance of Acacia Research as a whole. The Acacia Technologies group is not a separate legal entity. Holders of AR-Acacia Technologies stock will be stockholders of Acacia Research. As a result, they will continue to be subject to all of the risks of an investment in Acacia Research and all of Acacia Research's businesses, assets and liabilities. The assets Acacia Research attributes to the Acacia Technologies group could be subject to the liabilities of the CombiMatrix group.

         The chief mechanisms intended to cause AR-Acacia Technologies stock to reflect the financial performance of the Acacia Technologies group are provisions in the proposed Acacia Research restated certificate of incorporation governing dividends and distributions. Under these provisions, Acacia Research will:

         o pay dividends on AR-Acacia Technologies stock only out of the lesser of (a) the funds of Acacia Research legally available and
              (b) the Acacia Technologies group available dividend amount, as defined in Acacia Research's proposed restated certificate of incorporation. The Acacia Technologies group available dividend amount is defined as, on any date, either:

              (i) an amount equal to the fair market value of the total assets attributed to the Acacia Technologies group less the total liabilities attributed to the Acacia Technologies group (provided that preferred stock shall not be treated as a liability), in each case, as of such date and determined on a basis consistent with that applied in determining Acacia Research's earnings (losses) attributable to the Acacia Technologies group, minus (ii) the aggregate par value of, or any greater amount determined in accordance with applicable law to be capital in respect of, all outstanding shares of AR-Acacia Technologies stock and each class or series of preferred stock attributed in accordance with Acacia Research's certificate of incorporation to the Acacia Technologies group, or

              (ii) in case the total amount calculated pursuant to clause (i) above is not a positive number, an amount equal to Acacia Research's earnings (losses) attributable to the Acacia Technologies group (if positive) for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

         o in making its dividend decisions regarding AR-CombiMatrix stock and AR-Acacia Technologies stock, rely on the respective financial statements of the CombiMatrix group and the Acacia Technologies group. The earnings (loss) attributable to the Acacia Technologies group will be calculated as the net income or loss of the Acacia Technologies group for such period determined in accordance with generally accepted accounting principles in effect at such time, reflecting income and expense of the Acacia Research attributed to the Acacia Technologies group on a basis substantially consistent with attributions of income and expense made in the calculation of earnings (loss) attributable to the CombiMatrix group, including, without limitation, corporate administrative costs, net interest and other financial costs and income taxes.

         o require Acacia Research to exchange, redeem or distribute a dividend on the AR-Acacia Technologies stock if all or substantially all of the assets allocated to the Acacia Technologies group are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale; an exchange must be for a class of Acacia Research common stock, at a 10% premium to the AR-Acacia Technologies stock average market price following announcement of the sale.

         Acacia Research has not paid any cash dividends to date and does not expect to pay any dividends on shares of AR-CombiMatrix stock or AR-Acacia Technologies stock for the foreseeable future.

         This information is only a summary. You should read it in conjunction with Acacia Technologies group's historical financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein.

                                           ACACIA TECHNOLOGIES GROUP
                                   A DIVISION OF ACACIA RESEARCH CORPORATION

SUMMARY FINANCIAL DATA - STATEMENT OF OPERATIONS:                  2001             2000              1999
                                                             -------------     -------------     -------------
License fee income...................................        $ 24,180,000      $         --      $         --
Capital management fee income and other..............                  --            40,000           122,000
Research and development expenses....................                  --           (52,000)                -
Marketing, general and administrative expenses.......          (5,258,000)       (8,983,000)       (3,198,000)
Operating income (loss)..............................           5,858,000       (12,606,000)       (4,955,000)
Other income (expense), net..........................           2,112,000        (2,898,000)         (818,000)
Income (loss) from continuing operations before income
   taxes and minority interests......................           7,970,000       (15,504,000)       (5,773,000)
Provision for income taxes...........................            (935,000)           (6,000)          (18,000)
Minority interests...................................          (1,277,000)          866,000           (27,000)
Income (loss) from continuing operations.............           5,758,000       (14,644,000)       (5,818,000)
Loss from discontinued operations (1)................                  --        (9,554,000)         (776,000)
Net income (loss)....................................           5,758,000       (24,198,000)       (6,594,000)

SUMMARY FINANCIAL DATA - BALANCE SHEET:                            2001             2000              1999
                                                             -------------     -------------     -------------
Total assets.........................................        $ 62,926,000      $ 37,062,000      $ 49,788,000
Total liabilities....................................           5,723,000         5,075,000         1,304,000
Minority interests...................................           2,194,000         2,012,000         3,992,000
Division equity......................................          55,009,000        29,975,000        44,492,000

----------------------------------------

(1) Operating results in 1999 have been restated to present Soundbreak.com as discontinued operations. See Note 9 to the 2001 consolidated financial statements of Acacia Research, included elsewhere herein.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

         The following unaudited pro forma consolidated financial information reflects the pro forma effect on Acacia Research's audited consolidated balance sheet as of December 31, 2001 and consolidated statements of operations for the year ended December 31, 2001 from the recapitalization of Acacia Research and the merger and related acquisition by Acacia Research of the remaining 42% of the CombiMatrix Corporation common stock that Acacia Research does not already own. As such, the Acacia Research pro forma consolidated statements are based upon the consolidated financial statements of Acacia Research adjusted to give effect to the recapitalization and merger transactions.

         The unaudited pro forma balance sheet gives effect to the proposed recapitalization and merger as if they had taken place on December 31, 2001 and reflects authorization and issuances of the two new share classes and the purchase adjustment to the carrying value of the acquired assets and liabilities of CombiMatrix Corporation based on a preliminary valuation. The unaudited pro forma statement of operations for the year ended December 31, 2001 reflects the merger and recapitalization as if they had taken place on January 1, 2001.

         Upon consummation of the recapitalization, each share of existing Acacia Research common stock will be converted into approximately 0.5585 of a share of AR-CombiMatrix stock (subject to adjustment as described in this proxy statement) and one share of AR-Acacia Technologies stock.

         If the merger is approved, Acacia Research will account for the merger using the purchase method of accounting. Under this method of accounting, the acquired assets and liabilities assumed of CombiMatrix Corporation, including intangible assets, will be adjusted to their fair market values. Consistent with generally accepted accounting principles in the United States of America, amounts assigned to purchased in-process research and development -- i.e., CombiMatrix Corporation research and development projects that are still in process at the closing of the merger, but which, if unsuccessful, have no alternative future use -- must be charged as expenses on the date that the merger is consummated.

         The unaudited pro forma consolidated statements are based upon information set forth in this document and assumptions included in the accompanying notes. After consummation of the merger, Acacia Research anticipates completion of the valuations and other studies of significant assets, liabilities and business operations of CombiMatrix Corporation. Using this information, Acacia Research will make a final purchase price allocation between tangible assets and liabilities, identifiable intangible assets, in-process research and development and goodwill. The impact of these changes, principally affecting intangible assets, related amortization, goodwill and in-process research and development, could be material. Accordingly, the purchase price allocation adjustments made in connection with the development of Acacia Research's unaudited pro forma statements are preliminary and have been made solely for the purpose of developing the Acacia Research pro forma statements.

         Upon consummation of the merger, CombiMatrix Corporation stockholders, other than Acacia Research Corporation, will receive one share of the AR-CombiMatrix stock for each share of CombiMatrix Corporation common stock that they own. The shares of AR-CombiMatrix stock that will be issued to CombiMatrix Corporation stockholders, other than Acacia Research, in the merger are expected to represent approximately 42% of the outstanding shares of CombiMatrix Corporation common stock, excluding stock options.

         Based upon the number of shares of CombiMatrix Corporation common stock outstanding on April 30, 2002, approximately 7.9 million shares of AR-CombiMatrix stock will be issued to CombiMatrix Corporation stockholders in the merger.

         The unaudited pro forma consolidated balance sheet and statement of operations are for informational purposes only. They do not purport to indicate the results that would have actually been obtained had the recapitalization and merger been completed on the assumed date or for the periods presented, or which may be obtained in the future. To produce the pro forma consolidated financial information, Acacia Research allocated the purchase price using its best estimates. The unaudited pro forma consolidated balance sheet and consolidated statement of operations should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements, including the notes, of Acacia Research appearing in "Acacia Research Corporation - Accountant's Report and Financial Statement" on page F-2.


                                              ACACIA RESEARCH CORPORATION
                                      UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                                AS OF DECEMBER 31, 2001
                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                                                                      Acacia Research
                                                      Acacia Research        Pro Forma                  Corporation
                                                        Corporation         Adjustments                  Pro Forma
                                                      ----------------     ---------------            ----------------
                       ASSETS

Current assets:
Cash and cash equivalents                             $        59,451                                 $        59,451
Short-term investments                                         25,110                                          25,110
Prepaid expenses, other receivables and other assets            1,613                                           1,613
                                                      ----------------                                ----------------

Total current assets                                           86,174                                          86,174

Property and equipment, net of accumulated
depreciation                                                    4,906                                           4,906
Investment in affiliate, at cost                                3,000                                           3,000
Patents, net of accumulated amortization                       11,855              13,500  (A)                 25,355
Goodwill, net of accumulated amortization                       4,627              25,200  (A)                 29,009
                                                                                     (818) (G)
Intangibles, net of accumulated amortization                       --                                              --
Other assets                                                      297                                             297
                                                      ----------------                                ----------------
                                                      $       110,859                                 $       148,741
                                                      ================                                ================
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable, accrued expenses and other          $         5,756                 800  (A)        $         6,556
Current portion of deferred revenues                            7,088                (818) (G)                  6,270
Current portion of capital lease obligation                       934                                             934
                                                      ----------------                                ----------------

Total current liabilities                                      13,778                                          13,760

Deferred income taxes                                           3,829               5,400  (A)                  9,229
Deferred revenues, net of current portion                         372                                             372
Capital lease obligation, net of current portion                1,845                                           1,845
                                                      ----------------                                ----------------

Total liabilities                                              19,824                                          25,206
                                                      ----------------                                ----------------

                                                                                  (10,033) (A)
Minority interests                                             32,303             (18,745) (B)                  3,525
                                                      ----------------                                ----------------

Stockholders' equity:
Acacia Technologies common stock (Note H)                          20                                              20
CombiMatrix common stock (Note H)                                  --                   8  (A)                      8

Additional paid-in capital                                    158,529              55,325  (A)                248,444
                                                                                   31,511  (B)
                                                                                    3,079  (C)
Deferred stock compensation                                        --             (12,766) (B)                (15,845)
                                                                                   (3,079) (C)
Warrants to purchase common stock                                 199                                             199
Comprehensive loss                                                 (4)                                             (4)
Accumulated deficit                                          (100,012)            (12,800) (A)               (112,812)
                                                      ----------------                                ----------------

Total stockholders' equity                                     58,732                                         120,010
                                                      ----------------                                ----------------
                                                      $       110,859                                 $       148,741
                                                      ================                                ================


                           See Notes to Unaudited Pro Forma Consolidated Financial Statements

                                                         -25-


                                               ACACIA RESEARCH CORPORATION
                                UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                          FOR THE YEAR ENDED DECEMBER 31, 2001
                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)


                                                                                                            Acacia
                                                                         Acacia                            Research
                                                                        Research        Pro Forma         Corporation
                                                                       Corporation     Adjustments         Pro Forma
                                                                       ------------   -------------     ---------------
Revenues:
    License fee income                                                 $    24,180                      $       24,180
    Grant revenue                                                              456                                 456

                                                                       ------------                     ---------------
        Total revenues                                                      24,636                              24,636
                                                                       ------------                     ---------------

Operating expenses:
    Research and development expenses                                       18,839           330  (F)           19,169
    Marketing, general and administrative expenses                          46,300           670  (F)           46,970
    Amortization of patents and goodwill                                     2,695         1,350  (E)            4,045
    Loss on disposal of consolidated subsidiaries                               --                                  --
                                                                       ------------                     ---------------
        Total operating expenses                                            67,834                              70,184
                                                                       ------------                     ---------------
    Operating loss                                                         (43,198)                            (45,548)
                                                                       ------------                     ---------------

Other income (expense):
    Interest income                                                          3,762                               3,762
    Realized gains on short-term investments                                   350                                 350
    Unrealized gains on short-term investments                                 237                                 237
    Interest expense                                                           (65)                                (65)
    Equity in losses of affiliates                                            (195)                               (195)
    Other income                                                                77                                  77
                                                                       ------------                     ---------------
        Total other income (expense)                                         4,166                               4,166
                                                                       ------------                     ---------------

Loss from operations before income taxes and minority interests            (39,032)                            (41,382)
Provisions for income taxes                                                   (780)          540  (E)             (240)
                                                                       ------------                     ---------------
Loss from operations before minority interests                             (39,812)                            (41,622)
Minority interests                                                          17,540       (18,757) (D)           (1,217)
                                                                       ------------                     ---------------
Net loss                                                               $   (22,272)                     $      (42,839)
                                                                       ============                     ===============

Loss per common share:
    Basic loss per share                                               $     (1.16)
                                                                       ============
    Diluted loss per share                                             $     (1.16)
                                                                       ============

Weighted average number of common and potential common shares outstanding in computation of loss per share:
    Basic                                                               19,592,459
    Diluted                                                             19,592,459

Pro forma Earnings (loss) per common and potential common share:

Net income (loss) attributed to AR-Acacia Technologies stock                                                   $5,758   (H)
    Per Basic share                                                                                             $0.29   (H)
    Per Diluted share                                                                                           $0.28   (H)

Net income (loss) attributed to AR-CombiMatrix stock                                                          $(48,597)
    Per Basic share                                                                                             $(2.57) (H)
    Per Diluted share                                                                                           $(2.57) (H)

Weighted average share - AR-Acacia Technologies stock
    Basic                                                                                                   19,592,459  (H)
    Diluted                                                                                                 20,311,930  (H)

Weighted average shares - AR-CombiMatrix stock
    Basic                                                                                                   18,912,539  (H)
    Diluted                                                                                                 18,912,539  (H)


                           See Notes to Unaudited Pro Forma Consolidated Financial Statements

                                                          -26-

                          NOTES TO UNAUDITED PRO FORMA
                        CONSOLIDATED FINANCIAL STATEMENTS
            (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

         The Acacia Research unaudited pro forma consolidated statements are based upon the consolidated financial statements of Acacia Research adjusted to give effect to the proposed recapitalization of Acacia Research and the creation of two new classes of common stock and the merger and related acquisition by Acacia Research of the remaining 42% of the CombiMatrix Corporation common stock that Acacia Research does not already own.

         The unaudited pro forma consolidated balance sheet gives effect to the proposed recapitalization and merger as if it had taken place on December 31, 2001 and reflects the new capital structure and total purchase adjusted to the carrying value of assets and liabilities based on a preliminary valuation. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2001 reflects these transactions as if they had taken place on January 1, 2001.

         On March 20, 2002, Acacia Research Corporation's Board of Directors (the "Board") approved a plan that would create two new classes of common stock called "Acacia Research Corporation - CombiMatrix common stock" ("AR-CombiMatrix stock") and "Acacia Research Corporation - Acacia Technologies common stock" ("AR-Acacia Technologies stock"). AR-CombiMatrix stock is intended to reflect separately the performance of the CombiMatrix group and to benefit from the anticipated success and progress of its research and the development efforts. AR-Acacia Technologies stock is intended to reflect separately the performance of Acacia Research Corporation's media technology business and to benefit from the earnings growth and cash flows provided by it. Each share of existing Acacia Research Corporation common stock will be converted into a fraction of a share of AR-CombiMatrix stock and one share of AR-Acacia Technologies stock. The fraction of a share of AR-CombiMatrix stock into which each outstanding share of Acacia Research common stock will be converted will be equal to the quotient obtained by dividing (a) the number of shares of CombiMatrix Corporation common stock owned by Acacia Research immediately prior to the effective time of the merger by (b) the total number of shares of Acacia Research common stock issued and outstanding immediately prior to the effective time. As of April 30, 2002, this fraction was 0.5585. Acacia Research intends to list the AR-CombiMatrix stock and the AR-Acacia Technologies stock on the NASDAQ National Market under the symbols "CBMX" and "ACTG", respectively. The recapitalization does not have an impact on the pro forma consolidated statement of operations.

         On March 20, 2002, Acacia Research and CombiMatrix Corporation entered into a merger agreement pursuant to which CombiMatrix Corporation stockholders, other than Acacia Research and its affiliates, will receive one share of AR-CombiMatrix stock for each share of CombiMatrix Corporation common stock that they own. The merger will be accounted for using the purchase method of accounting. Accordingly, Acacia Research's cost to acquire the 42% of CombiMatrix Corporation not already owned, calculated to be $56.1 million assuming an AR-CombiMatrix stock price, once effective, of $7.00 per share on the date of consummation, will be allocated on a pro rata basis to the assets acquired and liabilities assumed according to their respective fair values, with the excess purchase price being allocated to goodwill. The estimated AR-CombiMatrix stock price is based on an estimate of the relative value of CombiMatrix Corporation as reflected in Acacia Rresearch's recent average stock price. The total cost to acquire the remaining 42% of CombiMatrix Corporation common stock is subject to change, to the extent that the price of AR-CombiMatrix stock to be exchanged for CombiMatrix Corporation common stock changes through the effective date of the merger. A change in total cost will result in a corresponding change in goodwill. The final allocation of the purchase consideration is also dependent upon valuations and other studies that are not yet complete. Accordingly, the purchase price allocation adjustments made in connection with the development of the Acacia Research pro forma consolidated financial statements have been made solely for the purpose of developing such Acacia Research unaudited pro forma consolidated financial statements.

         The Acacia Research unaudited pro forma consolidated financial statements are not necessarily indicative of what the actual financial results would have been had the transactions described above taken place on December 31, 2001 or January 1, 2001, nor do they purport to indicate results of future operations.

         The Acacia Research unaudited pro forma consolidated statements have been prepared on the basis of assumptions described in the notes below, including assumptions relating to the allocation of the consideration paid for the 42% of CombiMatrix Corporation not already owned based on preliminary estimates of fair value. The actual allocation of the consideration may differ from that reflected in the Acacia Research unaudited pro forma consolidated financial statements after valuations and other procedures to be performed after the closing of the merger have been completed. Below is a table of the estimated acquisition cost, purchase price adjustment and annual amortization of the intangible assets acquired:

                                                                                             Annual
                                                                     Amortization          Amortization
                                                                        Life             of Intangibles
                                                                     ------------        --------------
Estimated Acquisition Costs:
    Exchange of AR-CombiMatrix tracking stock
    for CombiMatrix Corporation stock                $    55,300
    Acquisition expenses                                     800
                                                  ---------------
        Total Estimated Acquisition Cost             $    56,100
                                                  ===============

Purchase Price Allocation:
    Fair value of 42% of CombiMatrix
    Corporation net tangible assets at
    December 31, 2001                                $    10,000
    Intangible assets acquired:
        Core technology/patent                            13,500      10 years           $        1,350
        Deferred Income Taxes (40%)                       (5,400)
        In-process research and development               12,800
        Goodwill                                          25,200
                                                  ---------------                        ---------------
         Total                                       $    56,100                         $        1,350
                                                  ===============                        ===============

         The total purchase price, the fair value of assets and liabilities acquired, the allocation of purchase price and the lives of the intangible assets will be determined upon completion of the merger and may vary from the amounts presented herein. The valuation is expected to be completed upon the consummation of the transaction.

         As a result of the merger, Acacia Research expects to incur a write-off related to in-process research and development ("IPR&D") totaling approximately $12.8 million. The unaudited pro forma consolidated balance sheet includes the effect of the write-off related to IPR&D. The pro forma statement of operations does not reflect this one-time charge. The charge related to in-process research and development will be reflected in Acacia Research's consolidated financial statements when the merger is consummated and will be allocated to the CombiMatrix group.

         The fair value assigned to the IPR&D was estimated by discounting to present value the cash flows expected to result from each project once it has reached technological feasibility. A discount rate consistent with the risks of each project was used to estimate the present value of future cash flows. In estimating future cash flows, Acacia Research management considered the contribution of its core technology (for which a United States patent was obtained in July 2000) that would be required for successful exploitation of purchased in-process technology, in order to value the core and in-process technologies discretely. As a result, future cash flows relating to each purchased IPR&D project were reduced in order to reflect the contribution of core technology to each IPR&D project. The cash flows from these projects attributable to core technology were then separately valued to determine the intangible asset value of purchased core technology (listed in the table above). In determining the contribution of core technology to in-process projects, Acacia Research management analyzed their historical research and development efforts applicable to obtaining their patent from the United States government versus their efforts to commercially develop the technology in various IPR&D projects. The ratio of core technology research and development spending to IPR&D spending at the time of the merger was applied to each IPR&D project cash flows to determine cash flows relating to core technology.

         The nature of the efforts to develop the purchased IPR&D into commercially viable products principally relates to the completion and/or acceleration of existing development programs. These efforts include testing current as alternative materials used in microarray design, testing of existing and alternative methods for microarray synthesis, developing prototype machinery (including operating software) to synthesize, hybridize and read individual microarrays, and to perform numerous experiments, or assays, with actual target samples in order to determine customer protocols and procedures for using our microarray system. The costs of these efforts have been included in the projections to successfully launch the purchased IPR&D projects. The resulting net cash flows from such projects are based on Acacia Research and CombiMatrix Corporation's management estimates of revenues, cost of sales, research and development expenses, sales and marketing expenses, general and administrative expenses, the anticipated effect of income taxes, and required returns on working capital, fixed assets and other assets necessary to support the generation of these cash flows.

         The discounting of net cash flows relating to core technology back to their present value is based on CombiMatrix's weighted average cost of capital ("WACC"). The WACC calculation produces the average required rate of return of an investment in an operating enterprise, based on various required rates of return from investments in various areas of that enterprise. The WACC was approximately 20% and is the rate used in discounting the net cash flows attributable to purchased core technology. The discount rates used for each project are described below.

         The forecast data employed in the valuation analyses was based upon product level forecast information obtained by Acacia Research from numerous internal and external resources. These resources included publicly available databases, external market research consultants, company-sponsored focus group data and internal market experts. Acacia Research senior management reviewed and challenged the forecast data and related assumptions and utilized the information in analyzing IPR&D. The forecast data and assumptions are inherently uncertain and unpredictable. However, based upon the information available at this time, Acacia Research management believes the forecast data and assumptions to be reasonable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from the forecasted results. Any such variance may result in a material adverse effect on Acacia Research's financial condition and results of operations.

         In the allocation of the purchase price to the IPR&D, the concept of alternative future use was specifically considered for each of the programs under development. The acquired IPR&D consists of CombiMatrix Corporation's work to complete each of the identified programs. The programs are very specific to research market for which they are intended. There are no alternative uses for the in-process programs in the event that the programs fail in their continued development or are otherwise not feasible. The development effort for the acquired IPR&D does not possess an alternative future use for Acacia as defined by generally accepted accounting principles.

         Below is a brief description of each IPR&D project including an estimation of when our management believes that we may realize revenues from the sale of these products.

         GENOMICS BIOLOGICAL ARRAY SYSTEM.

         As described elsewhere in this document, our genomics biological array processor system is being developed to discretely immobilize sequences of DNA or RNA within individual test sites on a modified semiconductor chip coated with a three-dimensional layer of porous material. The system also includes proprietary hardware units and related software applications to be able to synthesize materials onto the chips, apply target samples of genetic materials and interpret the results. The purpose of this system will be in gene expression profiling and SNP genotyping, which could lead to the better understanding of gene function and ultimately therapeutic discovery to fight disease. Our projected cash flow models from commercializing this system include servicing our existing relationship with Roche as well as other strategic partners, pharmaceutical, biotech and academic institutions. Although current research and development efforts in commercializing this system have been positive, there can be no assurance that the system will be successfully launched and broadly accepted by the pharmaceutical, biotech and academic research fields. Future costs for this program through commercial launch are estimated to be approximately $12.0 million. A discount rate of 40% was utilized in discounting the estimated cash flows from commercialization of the genomics biological array system.

         PROTEOMICS BIOLOGICAL ARRAY SYSTEM.

         CombiMatrix Corporation's proteomics biological array processor system is being developed to discretely immobilize proteins and other small molecules within individual test sites on a modified semiconductor chip in a similar fashion as described above for the genomics biological array system. However, the chemistry used in synthesizing proteins, the porous reaction layer coating used in synthesis and the software used to design probes for protein synthesis are significantly different from what is currently being developed for the genomics application, largely due to the inherent biological differences between DNA molecules and protein molecules and how they react with our proprietary synthesis processes. The proteomics biological array system will be used in determining protein expression, variation and function within living cells, which could lead to the better understanding of protein function and ultimately therapeutic discovery to fight disease. This system is far less developed than our genomics system. Although current research and development efforts in commercializing this system have been positive, there can be no assurance that the system will be successfully launched and broadly accepted by the pharmaceutical, biotech and academic research fields. Future costs for this program through commercial launch are estimated to be approximately $17.0 million. Due to the early development stage of this system and the uncertainties regarding the feasibility of the technology, a discount rate of 50% was utilized in discounting the estimated future cash flows from commercialization of the proteomics biological array system.

         The Acacia Research pro forma consolidated statements give effect to the following pro forma adjustments:

         A. Application of purchase accounting to the merger, reflecting the estimated acquisition cost noted above and the issuance of shares of AR-CombiMatrix stock. Components of the estimated acquisition cost reflect:

         o Acquisition of the remaining 42% of CombiMatrix Corporation stock not already owned by Acacia Research through an exchange of one share of AR-CombiMatrix stock, for each share of CombiMatrix Corporation common stock, or approximately 7.9 million shares of AR-CombiMatrix stock in the aggregate. The purchase price was based upon an estimated CombiMatrix Corporation common stock price of $7.00 per share, multiplied by 7.9 million shares acquired of which $8,000 and $55.3 million were reflected as common stock and additional paid-in capital, respectively. Upon consummation of the acquisition, CombiMatrix Corporation will be wholly-owned by Acacia Research.

         o Acquisition expenses of $800,000, including investment banking fees, legal and accounting fees, filing and registration costs.

         o Elimination of the 42% of minority interest related to the net assets of CombiMatrix Corporation as of December 31, 2001 totalling $10.0 million.

         Components of the purchase price allocation listed above and reflected in the Acacia Research pro forma consolidated statements include the following:

         o Core Technology/Patents. To determine the value of the core technology/patents, the expected future cash flow attributable to the core technology/patents was discounted, taking into account risks related to the characteristics and applications of the technology, existing and future markets, and assessment of the life cycle stage of the technology. The analysis resulted in a valuation of approximately $13.5 million for developed technology, which had reached technological feasibility and therefore was capitalizable. Core technology/patents is being amortized on a straight-line basis over a period of 10 years, which is management's estimate of the remaining economic useful life.

         o In-process Research and Development. The projects identified as in-process research and development at CombiMatrix Corporation, as discussed above, are those that will be underway at the time of the merger and would, after consummation of the merger, require additional effort to establish technological feasibility. As discussed above, the analysis resulted in a valuation of approximately $12.8 million for in-process research and development.

         o Goodwill. The preliminary goodwill allocation of $25.2 million, which was determined by subtracting the estimated values allocated to the identifiable tangible net assets, identifiable core technology, deferred income taxes, and in-process research and development, acquired from the total estimated purchase price. Deferred income taxes are set up at an estimated effective tax rate of 40% of increased book basis in identifiable intangibles of $13.5 million. In accordance with Statement of Financial Accounting Standards No. 142, the goodwill is not being amortized and will be reviewed for impairment annually.

         B. To reflect CombiMatrix Corporation's unamortized deferred stock-based compensation of $12.8 million (deduction from stockholder's equity). In consolidation, Acacia Research classified accrued subsidiary stock-based compensation charges as minority interest.

         C. Exchange of approximately 3.5 million outstanding options exercisable to purchase shares of CombiMatrix Corporation common stock into options exercisable to purchase approximately 3.5 million shares of AR-CombiMatrix stock having the same terms and conditions as the CombiMatrix Corporation common stock options. As a result, the pro forma balance sheet includes deferred stock-based compensation of $3.1 million related to the estimated increase in intrinsic value of the CombiMatrix Corporation options, upon remeasurement using the assumed market price of the CombiMatrix Corporation common stock of $7.00 per share. All of the CombiMatrix Corporation stock options were granted after Acacia Research first acquired control. As such, the exchange of awards is considered a modification (or settlement) of a stock-based compensation arrangement and not part of the purchase price.

         D. Elimination of the 42% of minority interest related to the net loss of CombiMatrix Corporation for the year ended December 31, 2001, due to 100% ownership interest subsequent to the merger.

         E. Incremental amortization of $1.4 million of intangible assets resulting from the merger. Intangible assets are being amortized on a straight-line basis over periods described above. Tax provision adjusted by $540,000, being 40% of incidental amortization.

         F. Estimated amortization of stock-based compensation expense related to the conversion of outstanding options exercisable to purchase shares of CombiMatrix Corporation common stock to options exercisable to purchase AR-CombiMatrix stock, as discussed in pro forma adjustment C. above, of which $330,000 and $670,000 was reflected in research and development and marketing, general and administrative expenses, respectively.

         G. To adjust deferred revenue recorded by CombiMatrix Corporation at December 31, 2001, and acquired in the merger, to reflect the fair value of the continuing obligations as of the assumed date of the merger. The reduction of deferred revenues results in a corresponding reduction in amounts assigned to goodwill.

         H. If the recapitalization is implemented, the aggregate number of shares of stock which Acacia Research will have authority to issue is 110,000,000 shares, of which 50,000,000 shares shall be shares of a class of common stock designated as "AR-CombiMatrix stock," having a par value of $0.001 per share, 50,000,000 shares shall be shares of a class of common stock designated as "AR-Acacia Technologies stock," having a par value of $0.001 per share, and 10,000,000 shares shall be shares of a class of preferred stock having a par value of $0.001 per share (the "Preferred Stock") and issuable in one or more series as determined by the board of directors pursuant to the proposed restated certificate of incorporation.

         Holders of each class of common stock common stock are entitled to one vote per share on all matters to be voted on by the stockholders of Acacia Research, and to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefore. Upon the liquidation, dissolution or winding up of Acacia Research, the holders of common stock are entitled to share ratably in all assets of Acacia Research which are legally available for distribution, after payment of all debts and other liabilities. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

         Each new class of stock is designed to reflect the financial performance of the respective group, rather than the performance of Acacia Research as a whole. The chief mechanisms intended to cause the AR-CombiMatrix stock and the AR-Acacia Technologies stock to reflect the financial performance of the respective group are provisions in Acacia Research's proposed restated certificate of incorporation governing dividends and distributions. Under these provisions, Acacia Research will:

         o factor the assets and liabilities and income or losses attributable to the respective group into the determination of the amount available to pay dividends on the shares issued for the respective group; and

         o require Acacia Research to exchange, redeem or distribute a dividend on the stock of a group if all or substantially all of the assets allocated to the respective group are sold to a third party.

         Acacia Research's board of directors, subject to state laws and limits in our proposed restated certificate of incorporation, including those discussed above, will be able to declare dividends on AR-CombiMatrix stock and AR-Acacia Technologies stock in its discretion. To date, Acacia Research has never paid or declared cash dividends on shares of our stock, nor do we anticipate paying cash dividends on either of the two new classes of stock in the foreseeable future.

                                  RISK FACTORS

         The risk factors beginning on this page discuss risks arising from a capital structure with two separate classes of common stock. The risk factors beginning on page 38 discuss risks related to the merger. The risk factors beginning on page 39 discuss risks related to each group.

                     RISKS RELATING TO THE RECAPITALIZATION

YOU WILL REMAIN STOCKHOLDERS OF ONE COMPANY AND THE FINANCIAL PERFORMANCE OF ONE GROUP COULD AFFECT THE OTHER, THUS EXPOSING THE HOLDERS OF AR-COMBIMATRIX STOCK AND THE HOLDERS OF AR-ACACIA TECHNOLOGIES STOCK TO ALL THE RISKS OF AN INVESTMENT IN THE ENTIRE COMPANY.

         Holders of AR-CombiMatrix stock and AR-Acacia Technologies stock will be stockholders of a single company. The CombiMatrix group and the Acacia Technologies group are not separate legal entities. As a result, stockholders will continue to be subject to all of the risks of an investment in Acacia Research and all of our businesses, assets and liabilities. The issuance of the AR-CombiMatrix stock and the AR-Acacia Technologies stock and the allocation of assets and liabilities and stockholders' equity between the CombiMatrix group and the Acacia Technologies group will not result in a distribution or spin-off to stockholders of any of our assets or liabilities and will not affect ownership of our assets or responsibility for our liabilities or those of our subsidiaries. The assets we attribute to one group could be subject to the liabilities of the other group, whether such liabilities arise from lawsuits, contracts or indebtedness that we attribute to the other group. If we are unable to satisfy one group's liabilities out of the assets we attribute to it, we may be required to satisfy those liabilities with assets we have attributed to the other group.

         Financial effects from one group that affect our consolidated results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other group and the market price of the common stock relating to the other group. In addition, net losses of either group and dividends or distributions on, or repurchases of, either class of common stock will reduce the funds we can pay as dividends on each class of common stock under Delaware law. For these reasons, you should read our consolidated financial information with the financial information we provide for each group.

THE HOLDERS OF AR-COMBIMATRIX STOCK AND THE HOLDERS OF AR-ACACIA TECHNOLOGIES STOCK WILL HAVE ONLY LIMITED SEPARATE STOCKHOLDER RIGHTS.

         Holders of AR-CombiMatrix stock and AR-Acacia Technologies stock will have the rights customarily held by common stockholders. They will have these specific rights related to their corresponding group:

         o    certain rights with regard to dividends and liquidation;

         o requirements for a mandatory dividend, redemption or conversion upon the disposition of all or substantially all of the assets of their corresponding group; and

         o a right to vote on matters as a separate voting class in the limited circumstances provided under Delaware law, by stock exchange rules or as determined by our board of directors (such as an amendment of our certificate of incorporation that changes the rights, privileges or preferences of the class of stock held by such stockholder).

         We will not hold separate stockholder meetings for holders of AR-CombiMatrix stock and AR-Acacia Technologies stock.

THE HOLDERS OF AR-COMBIMATRIX STOCK AND THE HOLDERS OF AR-ACACIA TECHNOLOGIES STOCK WILL HAVE CERTAIN LIMITS ON THEIR RESPECTIVE VOTING POWERS.

         GROUP COMMON STOCK WITH A MAJORITY OF VOTING POWER CAN CONTROL VOTING OUTCOMES.

         The holders of AR-CombiMatrix stock and AR-Acacia Technologies stock will vote together as a single class, except in limited circumstances. If a separate vote on a matter by the holders of either the AR-CombiMatrix stock or the AR-Acacia Technologies stock is not required under Delaware law or by stock exchange rules, and if our board of directors does not require a separate vote, either class of common stock that is entitled to more than the number of votes required to approve such matter could control the outcome of such vote -- even if the matter involves a divergence or conflict of the interests between the holders of the AR-CombiMatrix stock and the AR-Acacia Technologies stock. In addition, if the holders of common stock having a majority of the voting power of all shares of common stock outstanding approve a merger, the terms of which did not require separate class voting under stock exchange rules, then the merger could be consummated -- even if the holders of a majority of either class of common stock were to vote against the merger.

         GROUP COMMON STOCK WITH LESS THAN MAJORITY VOTING POWER CAN BLOCK ACTION IF A CLASS VOTE IS REQUIRED.

         If Delaware law, stock exchange rules or our board of directors requires a separate vote on a matter by the holders of either the AR-CombiMatrix stock or the AR-Acacia Technologies stock, such as a proposal to amend the terms of one class of stock, those holders could prevent approval of the matter, even if the holders of a majority of the total number of votes cast or entitled to be cast, voting together as a class, were to vote in favor of it.

         HOLDERS OF ONLY ONE CLASS OF COMMON STOCK CANNOT ENSURE THAT THEIR VOTING POWER WILL BE SUFFICIENT TO PROTECT THEIR INTERESTS.

         Since the relative voting power per share of AR-CombiMatrix stock and AR-Acacia Technologies stock will fluctuate based on the market values of the two classes of common stock, the relative voting power of a class of common stock could decrease. As a result, holders of shares of only one of the two classes of common stock cannot ensure that their voting power will be sufficient to protect their interests.

STOCKHOLDERS MAY NOT HAVE ANY REMEDIES FOR BREACH OF FIDUCIARY DUTIES IF ANY ACTION BY OUR DIRECTORS OR OFFICERS HAS A DISADVANTAGEOUS EFFECT ON EITHER CLASS OF COMMON STOCK.

         Stockholders may not have any remedies if any action or decision of our directors and officers has a disadvantageous effect on the AR-CombiMatrix stock or the AR-Acacia Technologies stock compared to the other class of common stock. We are not aware of any legal precedent under Delaware law involving the fiduciary duties of directors and officers of corporations having two classes of common stock, or separate classes or series of capital stock, the rights of which, like the AR-CombiMatrix stock and AR-Acacia Technologies stock, are defined by reference to separate businesses of the corporation.

         Principles of Delaware law established in cases involving differing treatment of two classes of capital stock or two groups of holders of the same class of capital stock provide that a board of directors owes an equal duty to all stockholders regardless of class or series. Under these principles of Delaware law and the related principle known as the "business judgment rule," absent abuse of discretion, a good faith business decision made by a disinterested and adequately informed board of directors, board of directors' committee or officer with respect to any matter having different effects on holders of AR-CombiMatrix stock and holders of AR-Acacia Technologies stock would be a defense to any challenge to such determination made by or on behalf of the holders of either class of common stock.

NUMEROUS POTENTIAL CONFLICTS OF INTERESTS EXIST BETWEEN THE AR-COMBIMATRIX STOCK AND THE AR-ACACIA TECHNOLOGIES STOCK WHICH MAY BE DIFFICULT TO RESOLVE BY OUR BOARD OR WHICH MAY BE RESOLVED ADVERSELY TO ONE OF THE CLASSES; OUR BOARD MAY PAY MORE OR LESS DIVIDENDS ON GROUP COMMON STOCK THAN IF THAT GROUP WERE A SEPARATE COMPANY.

         The existence of separate classes of common stock could give rise to occasions when the interests of the holders of AR-CombiMatrix stock and AR-Acacia Technologies stock diverge or conflict. Examples include determinations by our directors or officers to:

         o pay or omit the payment of dividends on AR-CombiMatrix stock or AR-Acacia Technologies stock;

         o allocate consideration to be received by holders of each of the classes of common stock in connection with a merger or consolidation involving Acacia Research;

         o    convert one class of common stock into shares of the other;

         o    approve certain dispositions of the assets of either group;

         o allocate the proceeds of future issuances of our stock either to the Acacia Technologies group or the CombiMatrix group;

         o    allocate corporate opportunities between the groups; and

         o make other operational and financial decisions with respect to one group that could be considered detrimental to the other group.

         When making decisions with regard to matters that create potential diverging or conflicting interests, our directors and officers will act in accordance with their fiduciary duties, the terms of the new certificate of incorporation, and, to the extent applicable, the management and allocation policies described in "The Recapitalization Proposal-Management and Allocation Policies."

         THE PERFORMANCE OF ONE GROUP OR THE DIVIDENDS PAID TO ONE GROUP MAY ADVERSELY AFFECT THE DIVIDENDS AVAILABLE FOR THE OTHER GROUP.

         Our board of directors currently has no intention to pay dividends on the AR-CombiMatrix stock or the AR-Acacia Technologies stock. Determinations as to future dividends on the AR-CombiMatrix stock and the AR-Acacia Technologies stock will be based primarily on the financial condition, results of operations and business requirements of the relevant group and Acacia Research as a whole. Subject to the limitations referred to below, our board of directors has the authority to declare and pay dividends on the AR-CombiMatrix stock and the AR-Acacia Technologies stock in any amount and could, in its sole discretion, declare and pay dividends exclusively on the AR-CombiMatrix stock, exclusively on the AR-Acacia Technologies stock, or on both, in equal or unequal amounts. Our board of directors will not be required to consider the amount of dividends previously declared on each class, the respective voting or liquidation rights of each class or any other factor. The performance of one group may cause our board of directors to pay more or less dividends on the common stock relating to the other group than if that other group was a stand-alone company. In addition, Delaware law and the new certificate of incorporation impose limitations on the amount of dividends which may be paid on each class of common stock.

         PROCEEDS OF MERGERS OR CONSOLIDATIONS MAY BE ALLOCATED UNFAVORABLY.

         The recapitalization proposal does not contain any provisions governing how consideration to be received by holders of common stock in connection with a merger or consolidation involving Acacia Research is to be allocated among holders of each class of common stock. Our board of directors will determine the percentage of the consideration to be allocated to holders of each class of common stock in any such transaction. Such percentage may be materially more or less than that which might have been allocated to such holders had our board of directors chosen a different method of allocation.

         HOLDERS OF EITHER CLASS OF COMMON STOCK MAY BE ADVERSELY AFFECTED BY A CONVERSION OF GROUP COMMON STOCK.

         Our board of directors could, in its sole discretion and without stockholder approval, determine to convert shares of AR-Acacia Technologies stock into shares of AR-CombiMatrix stock, or vice versa, at any time when either or both classes of common stock may be considered to be overvalued or undervalued. Any such conversion would dilute the interests in Acacia Research of the holders of the class of common stock being issued in the conversion. It could also give holders of shares of the class of common stock converted a greater or lesser premium than any premium that might be paid by a third-party buyer of all or substantially all of the assets of the group whose stock is converted.

         ALLOCATION OF CORPORATE OPPORTUNITIES COULD FAVOR ONE GROUP OVER
         ANOTHER.

         Our board of directors may be required to allocate corporate opportunities between the groups. In some cases, our directors could determine that a corporate opportunity, such as a business that we are acquiring, should be shared by the groups. Any such decisions could favor one group at the expense of the other.

         OTHER OPERATIONAL AND FINANCIAL DECISIONS WHICH MAY FAVOR ONE GROUP OVER THE OTHER.

         Our board of directors or our senior officers will review other operational and financial matters affecting the CombiMatrix group and the Acacia Technologies group, including the allocation of financing resources and capital, technology and know-how and corporate overhead, taxes, debt, interest and other matters. Any decision of our board of directors or our senior officers in these matters could favor one group at the expense of the other.

OUR BOARD OF DIRECTORS MAY CHANGE OUR MANAGEMENT AND ALLOCATION POLICIES WITHOUT STOCKHOLDER APPROVAL TO THE DETRIMENT OF EITHER GROUP.

         Our board of directors may modify or rescind our policies with respect to the allocation of corporate overhead, taxes, debt, interest and other matters, or may adopt additional policies, in its sole discretion without stockholder approval. However, our board of directors has no present intention to do so. A decision to modify or rescind these policies, or adopt additional policies could have different effects on holders of AR-CombiMatrix stock and holders of AR-Acacia Technologies stock or could result in a benefit or detriment to one class of stockholders compared to the other class. Our board of directors will make any such decision in accordance with its good faith business judgment that the decision is in the best interests of Acacia Research and all of our stockholders as a whole.

EITHER GROUP MAY FINANCE THE OTHER GROUP ON TERMS UNFAVORABLE TO ONE OF THE GROUPS.

         We may transfer cash and other property between groups to finance their business activities. The group providing the financing will be subject to the risks relating to the group receiving the financing. We will account for those transfers generally as a short-term or long-term loan between groups or as a repayment of a previous borrowing.

THERE ARE LIMITS ON THE CONSIDERATION WHICH MAY BE RECEIVED BY THE STOCKHOLDERS IN THE EVENT OF THE DISPOSITION OF ASSETS OF A GROUP.

         The new certificate of incorporation provides that if a disposition of all or substantially all of the properties and assets of either group occurs, we must, subject to certain exceptions:

         o distribute through a dividend or redemption to holders of the class of common stock relating to such group an amount equal to the net proceeds of such disposition; or

         o convert at a 10% premium such common stock into shares of the class of common stock relating to the other group.

         If the group subject to the disposition were a separate, independent company and its shares were acquired by another person, certain costs of that disposition, including corporate level taxes, might not be payable in connection with that acquisition. As a result, stockholders of the separate, independent company might receive a greater amount than the net proceeds that would be received by holders of the class of common stock relating to that group if the assets of such group were sold. In addition, we can not assure you that the net proceeds per share of the common stock relating to that group will be equal to or more than the market value per share of such common stock prior to or after announcement of a disposition.

THE PROPOSED CAPITAL STRUCTURE AND THE VARIABLE VOTE PER SHARE COULD ENABLE A POTENTIAL ACQUIRER TO TAKE CONTROL OF ACACIA RESEARCH THROUGH THE ACQUISITION OF ONLY ONE OF THE CLASSES OF OUR COMMON STOCK.

         A potential acquirer could acquire control of Acacia Research by acquiring shares of common stock having a majority of the voting power of all shares of common stock outstanding. Such a majority could be obtained by acquiring a sufficient number of shares of both classes of common stock or, if one class of common stock has a majority of such voting power, only shares of that class. We expect that initially the AR-CombiMatrix stock will have a majority of the voting power. As a result, initially, it might be possible for an acquiror to obtain control of Acacia Research by purchasing only shares of AR-CombiMatrix stock.

DECISIONS BY DIRECTORS AND OFFICERS THAT AFFECT DIFFERENTLY ONE CLASS OF OUR COMMON STOCK COMPARED TO THE OTHER COULD ADVERSELY AFFECT THE MARKET VALUE OF EITHER OR BOTH OF THE CLASSES OF OUR COMMON STOCK.

         The relative voting power per share of the AR-CombiMatrix stock and the AR-Acacia Technologies stock and the number of shares of one class of common stock issuable upon the conversion of the other class of common stock will vary depending upon the relative market values of the AR-CombiMatrix stock and the AR-Acacia Technologies stock. The market value of either or both classes of common stock could be affected by market reaction to decisions by our board of directors or our management that investors perceive to affect differently one class of common stock compared to the other. These decisions could involve changes to our management and allocation policies, allocations of corporate opportunities and financing resources between groups, and changes in dividend policies.

SINCE THERE HAS BEEN NO PRIOR MARKET FOR THE AR-COMBIMATRIX STOCK OR THE AR-ACACIA TECHNOLOGIES STOCK, WE CANNOT PROVIDE ANY ASSURANCES AS TO MARKET PRICE OR LIQUIDITY OF EACH OF THOSE STOCKS.

         Because there has been no prior market for the AR-Acacia Technologies stock or the AR-CombiMatrix stock, we can not assure you of their market prices or liquidity following the recapitalization. If an active market does develop, we can not assure you that it will be maintained. Until an orderly market does develop for the AR-CombiMatrix stock and the AR-Acacia Technologies stock, their respective trading prices may fluctuate significantly.

MARKET VALUE OF AR-COMBIMATRIX STOCK AND AR-ACACIA TECHNOLOGIES STOCK RECEIVED IN THE RECAPITALIZATION MAY BE LESS THAN MARKET VALUE OF OUR EXISTING COMMON STOCK.

         We cannot assure you that the combined market values of the shares of AR-Acacia Technologies stock and AR-CombiMatrix stock received in the recapitalization will equal or exceed the market value of a share of our existing common stock prior to the recapitalization.

INVESTORS MAY NOT VALUE THE AR-COMBIMATRIX STOCK AND THE AR-ACACIA TECHNOLOGIES STOCK BASED ON GROUP FINANCIAL INFORMATION AND POLICIES.

         We can not assure you that investors will value the AR-CombiMatrix stock and the AR-Acacia Technologies stock based on the reported financial results and prospects of the separate groups or the dividend policies established by our board of directors with respect to those groups.

THERE ARE CERTAIN PROVISIONS IN THE PROPOSED RECAPITALIZATION THAT COULD HAVE ANTITAKEOVER EFFECTS.

         The existence of the two classes of common stock could, under certain circumstances, prevent stockholders from profiting from an increase in the market value of their shares as a result of a change in control of Acacia Research by delaying or preventing such change in control. The existence of two classes of common stock could present complexities and could, in certain circumstances, pose obstacles, financial and otherwise, to an acquiring person. We could, in the sole discretion of our board of directors and without stockholder approval, exercise the right to convert the shares of one class of common stock into shares of the other at a 10% premium over their respective average market values. This conversion could result in additional dilution to persons seeking control of Acacia Research.

         Although our board of directors has no present intention of doing so, it could issue shares of preferred stock or common stock that could be used to create voting or other impediments to discourage persons seeking to gain control of Acacia Research and preferred stock could also be privately placed with purchasers favorable to our board of directors in opposing such action.

THE IRS COULD ASSERT THAT THE RECEIPT OF GROUP COMMON STOCK IS TAXABLE.

         We have been advised by PricewaterhouseCoopers LLP that no income, gain or loss will be recognized by you or us for federal income tax purposes as a result of the recapitalization proposal, except for any cash received instead of fractional shares of AR-CombiMatrix stock. However, there are no court decisions or other authorities bearing directly on the effect of the features of the AR-CombiMatrix stock and the AR-Acacia Technologies stock. In addition, the Internal Revenue Service has announced that it will not issue rulings on the characterization of stock with characteristics similar to the AR-CombiMatrix stock and the AR-Acacia Technologies stock. It is possible, therefore, that the Internal Revenue Service could in the future assert that the receipt of the AR-CombiMatrix stock or the AR-Acacia Technologies stock as well as the subsequent exchange of such common stock could be taxable to you and to us.

                          RISKS RELATING TO THE MERGER

HOLDERS OF EXISTING COMMON STOCK OF COMBIMATRIX CORPORATION WILL RECEIVE A FIXED NUMBER OF SHARES OF AR-COMBIMATRIX STOCK DESPITE CHANGES IN THE MARKET VALUE OF THE ACACIA RESEARCH CORPORATION COMMON STOCK PRIOR TO THE MERGER.

         Upon completion of the merger, each share of existing CombiMatrix Corporation common stock will be exchanged for one share of AR-CombiMatrix stock. This exchange ratio will not be adjusted for changes in the market price of either CombiMatrix Corporation common stock or the Acacia Research Corporation common stock, and neither party to the merger agreement is permitted to terminate the merger agreement solely because of changes in the market price of either party's common stock.

THE MERGER MAY GO FORWARD EVEN THOUGH THERE IS A CHANGE THAT IS MATERIALLY ADVERSE TO THE BUSINESS, ASSETS, LIABILITIES OR FINANCIAL CONDITION OF ACACIA RESEARCH, ACACIA TECHNOLOGIES GROUP OR COMBIMATRIX GROUP.

         In general, either party can refuse to complete the merger if there is a material adverse change affecting the other party before the closing of this transaction. However, certain material changes, including a change in general economic conditions or changes affecting the industries generally in which the parties operate, an adverse change related to any change in accounting requirements or principles or any change in applicable laws, rules or regulations or in the interpretation of such accounting requirements or principles, or a decrease in the market price or trading volume of the parties' common stock or litigation relating to such decrease, will not prevent the merger from going forward, even if they would have a material adverse effect on the Acacia Technologies group or the CombiMatrix group.

THE MERGER COULD ADVERSELY AFFECT OUR COMBINED FINANCIAL RESULTS.

         If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to our stockholders resulting from the issuance of additional shares in connection with the merger, our financial results, including earnings per share, could be adversely affected.

THE MERGER MAY TRIGGER CHANGE OF CONTROL PROVISIONS CONTAINED IN EMPLOYEE OPTION PLANS AS WELL AS IN AGREEMENTS ENTERED INTO BETWEEN OFFICER AND DIRECTORS.

         As of April 30, 2002, the officers and directors of CombiMatrix Corporation owned stock options to purchase an aggregate of 1,295,250 shares of CombiMatrix Corporation common stock, 855,920 of which were not vested. As of April 30, 2002, the employees of CombiMatrix Corporation, excluding officers and directors, owned stock options to purchase an aggregate of 2,456, 246 shares of CombiMatrix Corporation common stock, 1,041,164 of which were not vested.

         Our board of directors believes, after receipt of advice from legal counsel, that neither the merger nor the recapitalization will cause an acceleration of vesting of options to purchase CombiMatrix Corporation common stock pursuant to change of control agreements between CombiMatrix Corporation and its officers and directors or pursuant to the terms of the CombiMatrix Corporation stock option plans under which options have been granted. However, there can be no assurances regarding this outcome.

                     RISKS RELATING TO THE COMBIMATRIX GROUP

         The risk factors beginning on this page discuss risks relating to the CombiMatrix group. As a holder of AR-CombiMatrix stock, you will be a holder of the common stock of one company, Acacia Research, and the risks associated with the Acacia Technologies group could affect the AR-CombiMatrix stock. As such, we urge you to read carefully the section "Risks Relating to the Acacia Technologies Group" beginning on page 45.

THE COMBIMATRIX GROUP HAS A HISTORY OF LOSSES AND EXPECTS TO INCUR ADDITIONAL LOSSES IN THE FUTURE.

         The CombiMatrix group has sustained substantial losses since its inception. The CombiMatrix group may never become profitable or if it does, it may never be able to sustain profitability. We expect the CombiMatrix group to incur significant research and development, marketing, general and administrative expenses. As a result, we expect the CombiMatrix group to incur significant losses for the foreseeable future.

THE COMBIMATRIX GROUP MAY FAIL TO MEET MARKET EXPECTATIONS BECAUSE OF FLUCTUATIONS IN ITS QUARTERLY OPERATING RESULTS, WHICH COULD CAUSE ITS STOCK PRICE TO DECLINE.

         The CombiMatrix group's revenues and operating results have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter in the future. It is possible that in future periods the CombiMatrix group's revenues could fall below the expectations of securities analysts or investors, which could cause the market price of the AR-CombiMatrix stock to decline. The following are among the factors that could cause the CombiMatrix group's operating results to fluctuate significantly from period to period:

         o    its unpredictable revenue sources, as described below;

         o the nature, pricing and timing of the CombiMatrix group's and its competitors' products;

         o changes in the CombiMatrix group's and its competitors' research and development budgets;

         o expenses related to, and the CombiMatrix group's ability to comply with, governmental regulations of its products and processes; and

         o expenses related to, and the results of, patent filings and other proceedings relating to intellectual property rights.

         The CombiMatrix group anticipates significant fixed expenses due in part to its need to continue to invest in product development. It may be unable to adjust its expenditures if revenues in a particular period fail to meet its expectations, which would harm its operating results for that period. As a result of these fluctuations, the CombiMatrix group believes that period-to-period comparisons of the CombiMatrix group's financial results will not necessarily be meaningful, and you should not rely on these comparisons as an indication of its future performance.

THE COMBIMATRIX GROUP'S REVENUES WILL BE UNPREDICTABLE, AND THIS MAY HARM ITS FINANCIAL CONDITION.

         The amount and timing of revenues that the CombiMatrix group may realize from its business will be unpredictable because:

         o whether any products are commercialized and generate revenues depends, in part, on the efforts and timing of its potential customers;

         o    its sales cycles may be lengthy; and

         o it cannot be sure as to the timing of receipt of payment for its products.

         As a result, the CombiMatrix group's revenues may vary significantly from quarter to quarter, which could make its business difficult to manage and cause its quarterly results to be below market expectations. If this happens, the price of the CombiMatrix group's common stock may decline significantly.

TECHNOLOGY COMPANY STOCK PRICES ARE ESPECIALLY VOLATILE, AND THIS VOLATILITY MAY DEPRESS THE PRICE OF THE AR-COMBIMATRIX STOCK.

         The current stock price of Acacia Research may bear no relationship to the price at which the AR-CombiMatrix stock will trade upon completion of the recapitalization. The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies, particularly biotechnology companies, has been highly volatile. We believe that various factors may cause the market price of the AR-CombiMatrix stock to fluctuate, perhaps substantially, including, among others, announcements of:

         o    its or its competitors' technological innovations;

         o    developments or disputes concerning patents or proprietary rights;

         o supply, manufacturing or distribution disruptions or other similar problems;

         o proposed laws regulating participants in the biotechnology industry;

         o developments in relationships with collaborative partners or customers;

         o its failure to meet or exceed securities analysts' expectations of its financial results; or

         o a change in financial estimates or securities analysts' recommendations.

         In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If the AR-CombiMatrix stock was the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources, which could materially harm the business and financial results of the CombiMatrix group.

THE COMBIMATRIX GROUP IS IN THE DEVELOPMENT STAGE DEPLOYING UNPROVEN TECHNOLOGIES WHICH MAKES EVALUATION OF ITS BUSINESS AND PROSPECTS DIFFICULT AND IT MAY BE FORCED TO CEASE OPERATIONS IF IT DOES NOT DEVELOP COMMERCIALLY SUCCESSFUL PRODUCTS.

         The CombiMatrix group has not proven its ability to commercialize products. In order to successfully commercialize any products, it will have to make significant investments, including investments in research and development and testing, to demonstrate their technical benefits and cost-effectiveness. Problems frequently encountered in connection with the commercialization of products using new and unproven technologies might limit its ability to develop and commercialize its products. For example, the CombiMatrix group's products may be found to be ineffective, unreliable or otherwise unsatisfactory to potential customers. It may experience unforeseen technical complications in the processes it uses to develop, manufacture, customize or receive orders for its products. These complications could materially delay or limit the use of any products the CombiMatrix group attempts to commercialize, substantially increase the anticipated cost of its products or prevent it from implementing its processes at appropriate quality and scale levels, thereby causing its business to suffer.

THE COMBIMATRIX GROUP MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, AND IF ADDITIONAL CAPITAL IS NOT AVAILABLE ON ACCEPTABLE TERMS, THE COMBIMATRIX GROUP MAY HAVE TO CURTAIL OR CEASE OPERATIONS.

         The CombiMatrix group's future capital requirements will be substantial and will depend on many factors including how quickly it commercializes its products, the progress and scope of its collaborative and independent research and development projects, the filing, prosecution, enforcement and defense of patent claims and the need to obtain regulatory approval for certain products in the United States or elsewhere. Changes may occur that would cause the CombiMatrix group's available capital resources to be consumed significantly sooner than it expects.

         The CombiMatrix group may be unable to raise sufficient additional capital on favorable terms or at all. If it fails to do so, it may have to curtail or cease operations or enter into agreements requiring it to relinquish rights to certain technologies, products or markets because it will not have the capital necessary to exploit them.

IF THE COMBIMATRIX GROUP DOES NOT ENTER INTO SUCCESSFUL PARTNERSHIPS AND COLLABORATIONS WITH OTHER COMPANIES, IT MAY NOT BE ABLE TO FULLY DEVELOP ITS TECHNOLOGIES OR PRODUCTS, AND ITS BUSINESS WOULD BE HARMED.

         Since the CombiMatrix group does not possess all of the resources necessary to develop and commercialize products that may result from its technologies, it will need either to grow its sales, marketing and support group or make appropriate arrangements with strategic partners to market, sell and support its products. The CombiMatrix group believes that it will have to enter into strategic partnerships to develop and commercialize future products. If it does not enter into adequate agreements, or if its existing arrangements or future agreements are not successful, its ability to develop and commercialize products will be impacted negatively, and its revenues will be adversely affected.

THE COMBIMATRIX GROUP HAS LIMITED EXPERIENCE COMMERCIALLY MANUFACTURING, MARKETING OR SELLING ANY OF ITS POTENTIAL PRODUCTS, AND UNLESS IT DEVELOPS THESE CAPABILITIES, IT MAY NOT BE SUCCESSFUL.

         Even if the CombiMatrix group is able to develop its products for commercial release, it has limited experience manufacturing its products in the volumes that will be necessary for it to achieve commercial sales or in marketing or selling its products to potential customers. We cannot assure you that it will be able to commercially produce its products on a timely basis, in sufficient quantities or on commercially reasonable terms.

THE COMBIMATRIX GROUP FACES INTENSE COMPETITION AND WE CANNOT ASSURE YOU THAT IT WILL BE SUCCESSFUL.

         The CombiMatrix group expects to compete with companies that design, manufacture and market instruments for analysis of genetic variation and function and other applications using established sequential and parallel testing technologies. The CombiMatrix group is also aware of other biotechnology companies that have or are developing testing technologies for the SNP genotyping, gene expression profiling and proteomic markets. The CombiMatrix group anticipates that it will face increased competition in the future as new companies enter the market with new technologies and its competitors improve their current products.

         The markets for the CombiMatrix group's products are characterized by rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition and new product introductions. One or more of the CombiMatrix group's competitors may offer technology superior to those of the CombiMatrix group and render its technology obsolete or uneconomical. Many of its competitors have greater financial and personnel resources and more experience in marketing, sales and research and development than it has. Some of its competitors currently offer arrays with greater density than it does and have rights to intellectual property, such as genomic information or proprietary technology, which provides them with a competitive advantage. If the CombiMatrix group is not able to compete successfully, its business and financial condition would be materially harmed.

IF THE COMBIMATRIX GROUP'S NEW AND UNPROVEN TECHNOLOGY IS NOT USED BY RESEARCHERS IN THE PHARMACEUTICAL, BIOTECHNOLOGY AND ACADEMIC COMMUNITIES, ITS BUSINESS WILL SUFFER.

         The CombiMatrix group's products may not gain market acceptance. In that event, it is unlikely that its business will succeed. Historically, biotechnology and pharmaceutical companies and academic research centers have analyzed genetic variation and function using a variety of technologies, and many of them have made significant capital investments in existing technologies. Compared to existing technologies, the CombiMatrix group's technologies are new and unproven. In order to be successful, its products must meet the commercial requirements of the biotechnology, pharmaceutical and academic communities as tools for the large-scale analysis of genetic variation and function. Market acceptance will depend on many factors, including:

         o the development of a market for its tools for the analysis of genetic variation and function, the study of proteins and other purposes;

         o the benefits and cost-effectiveness of its products relative to others available in the market;

         o its ability to manufacture products in sufficient quantities with acceptable quality and reliability and at an acceptable cost;

         o its ability to develop and market additional products and enhancements to existing products that are responsive to the changing needs of its customers;

         o the willingness and ability of customers to adopt new technologies requiring capital investments or the reluctance of customers to change technologies in which they have made a significant investment; and

         o the willingness of customers to transmit test data and permit the CombiMatrix group to transmit test results over the Internet, which will be a necessary component of its product and services packages unless customers purchase or license its equipment for use in their own facilities.

IF THE MARKET FOR ANALYSIS OF GENOMIC INFORMATION DOES NOT DEVELOP OR IF GENOMIC INFORMATION IS NOT AVAILABLE TO THE COMBIMATRIX GROUP'S POTENTIAL CUSTOMERS, ITS BUSINESS WILL NOT SUCCEED.

         The CombiMatrix group is designing its technology primarily for applications in the biotechnology, pharmaceutical and academic communities. The usefulness of the CombiMatrix group's technology depends in part upon the availability of genomic data. The CombiMatrix group is initially focusing on markets for analysis of genetic variation and function, namely SNP genotyping and gene expression profiling. These markets are new and emerging, and they may not develop as the CombiMatrix group anticipates, or at all. Also, researchers may not seek or be able to convert raw genomic data into medically valuable information through the analysis of genetic variation and function. If genomic data is not available for use by the CombiMatrix group's customers or if its target markets do not emerge in a timely manner, or at all, demand for its products will not develop as it expects, and it may never become profitable.

THE COMBIMATRIX GROUP'S FUTURE SUCCESS DEPENDS ON THE CONTINUED SERVICE OF ITS ENGINEERING, TECHNICAL AND KEY MANAGEMENT PERSONNEL AND ITS ABILITY TO IDENTIFY, HIRE AND RETAIN ADDITIONAL ENGINEERING, TECHNICAL AND KEY MANAGEMENT PERSONNEL.

         There is intense competition for qualified personnel in the CombiMatrix group's industry, particularly for engineers and senior level management. Loss of the services of, or failure to recruit, engineers or other technical and key management personnel could be significantly detrimental to the group and adversely affect its business and operating results. The CombiMatrix group may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of its products and business or to replace engineers or other qualified personnel who may leave the group in the future. The CombiMatrix group's anticipated growth is expected to place increased demands on its resources and likely will require the addition of new management personnel.

THE EXPANSION OF THE COMBIMATRIX GROUP'S PRODUCT LINES MAY SUBJECT IT TO REGULATION BY THE UNITED STATES FOOD AND DRUG ADMINISTRATION AND FOREIGN REGULATORY AUTHORITIES, WHICH COULD PREVENT OR DELAY ITS INTRODUCTION OF NEW PRODUCTS.

         If the CombiMatrix group manufactures, markets or sells any products for any regulated clinical or diagnostic applications, those products will be subject to extensive governmental regulation as medical devices in the United States by the FDA and in other countries by corresponding foreign regulatory authorities. The process of obtaining and maintaining required regulatory clearances and approvals is lengthy, expensive and uncertain. Products that CombiMatrix manufactures, markets or sells for research purposes only are not subject to governmental regulations as medical devices or as analyte specific reagents to aid in disease diagnosis. We believe that the CombiMatrix group's success will depend upon commercial sales of improved versions of products, certain of which cannot be marketed in the United States and other regulated markets unless and until the CombiMatrix group obtains clearance or approval from the FDA and its foreign counterparts, as the case may be. There can be no assurance that these approvals will be received on a timely basis, or at all, and delays or failures in receiving these approvals may limit our ability to benefit from new CombiMatrix group products.

AS THE COMBIMATRIX GROUP'S OPERATIONS EXPAND, ITS COSTS TO COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS WILL INCREASE, AND FAILURE TO COMPLY WITH THESE LAWS AND REGULATIONS COULD HARM ITS FINANCIAL RESULTS.

         The CombiMatrix group's operations involve the use, transportation, storage and disposal of hazardous substances, and as a result it is subject to environmental and health and safety laws and regulations. As the CombiMatrix group expands its operations, its use of hazardous substances will increase and lead to additional and more stringent requirements. The cost to comply with these and any future environmental and health and safety regulations could be substantial. In addition, the CombiMatrix group's failure to comply with laws and regulations, and any releases of hazardous substances into the environment or at its disposal sites, could expose the CombiMatrix group to substantial liability in the form of fines, penalties, remediation costs and other damages, or could lead to a curtailment or shut down of its operations. These types of events, if they occur, would adversely impact the group's financial results.

THE COMBIMATRIX GROUP'S BUSINESS DEPENDS ON ISSUED AND PENDING PATENTS, AND THE LOSS OF ANY PATENTS OR THE GROUP'S FAILURE TO SECURE THE ISSUANCE OF PATENTS COVERING ELEMENTS OF ITS BUSINESS PROCESSES WOULD MATERIALLY HARM ITS BUSINESS AND FINANCIAL CONDITION.

         The CombiMatrix group's success depends on its ability to protect and exploit its intellectual property. The CombiMatrix group currently has two patents issued in the United States, one patent issued in Europe and more than 42 patent applications pending in the United Sates, Europe and elsewhere. The patent application process before the Unites States Patent and Trademark Office and other similar agencies in other countries is initially confidential in nature. However, patents that are filed outside the United States are published approximately eighteen months after filing. The CombiMatrix group cannot determine in a timely manner whether patent applications covering technology that competes with its technology have been filed in the United States or other foreign countries or which, if any, will ultimately issue or be granted as enforceable patents. Some of the CombiMatrix group's patent applications may claim compositions, methods or uses that may also be claimed in patent applications filed by others. In some or all of these applications, a determination of priority of inventorship may need to be decided in a proceeding before the United States Patent and Trademark Office or a foreign regulatory body or a court. If the CombiMatrix group is unsuccessful in these proceedings, it could be blocked from further developing, commercializing or selling products. Regardless of the ultimate outcome, this process is time-consuming and expensive.

ANY INABILITY TO ADEQUATELY PROTECT THE COMBIMATRIX GROUP'S PROPRIETARY TECHNOLOGIES COULD MATERIALLY HARM THE COMBIMATRIX GROUP'S COMPETITIVE POSITION AND FINANCIAL RESULTS.

         If the CombiMatrix group does not protect its intellectual property adequately, competitors may be able to use its technologies and erode any competitive advantage that it may have. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights abroad. These problems can be caused by the absence of rules and methods for defending intellectual property rights.

         The patent positions of companies developing tools for the biotechnology, pharmaceutical and academic communities, including the CombiMatrix group's patent position, generally are uncertain and involve complex legal and factual questions. The CombiMatrix group will be able to protect its proprietary rights from unauthorized use by third parties only to the extent that its proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. The CombiMatrix group's existing patents and any future issued or granted patents it obtains may not be sufficiently broad in scope to prevent others from practicing its technologies or from developing competing products. There also is risk that others may independently develop similar or alternative technologies or designs around the CombiMatrix group's patented technologies. In addition, others may oppose or invalidate its patents, or its patents may fail to provide it with any competitive advantage. Enforcing the CombiMatrix group's intellectual property rights may be difficult, costly and time-consuming and ultimately may not be successful.

         The CombiMatrix group also relies upon trade secret protection for its confidential and proprietary information. While it has taken security measures to protect its proprietary information, these measures may not provide adequate protection for its trade secrets or other proprietary information. The CombiMatrix group seeks to protect its proprietary information by entering into confidentiality and invention disclosure and transfer agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may still disclose its proprietary information, and the CombiMatrix group may not be able to meaningfully protect its trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to its trade secrets.

ANY LITIGATION TO PROTECT THE COMBIMATRIX GROUP'S INTELLECTUAL PROPERTY OR ANY THIRD PARTY CLAIMS OF INFRINGEMENT COULD DIVERT SUBSTANTIAL TIME AND MONEY FROM THE COMBIMATRIX GROUP'S BUSINESS AND COULD SHUT DOWN SOME OF ITS OPERATIONS.

         The CombiMatrix group's commercial success depends in part on its non-infringement of the patents or proprietary rights of third parties. Many companies developing tools for the biotechnology and pharmaceutical industries use litigation aggressively as a strategy to protect and expand the scope of their intellectual property rights. Accordingly, third parties may assert that the CombiMatrix group is employing their proprietary technology without authorization. In addition, third parties may claim that use of the CombiMatrix group's technologies infringes their current or future patents. For instance, the CombiMatrix Corporation is currently subject to a lawsuit from Nanogen, Inc., alleging, among other things, breach of contract, trade secret misappropriation and a claim that a patent and other proprietary information belonging to CombiMatrix Corporation are instead the property of Nanogen. Although the CombiMatrix Corporation believes there is no merit to this claim, it will still incur the costs associated with defending this claim and could incur damages if it is not successful in defending this claim.

         The CombiMatrix group could incur substantial costs and the attention of its management and technical personnel could be diverted while defending ourselves against any of these claims. The CombiMatrix group may incur the same liabilities in enforcing its patents against others. The CombiMatrix group has not made any provision in its financial plans for potential intellectual property related litigation, and it may not be able to pursue litigation as aggressively as competitors with substantially greater financial resources.

         If parties making infringement claims against the CombiMatrix group are successful, they may be able to obtain injunctive or other equitable relief, which effectively could block the CombiMatrix group's ability to further develop, commercialize and sell products, and could result in the award of substantial damages against it. If the CombiMatrix group is unsuccessful in protecting and expanding the scope of its intellectual property rights, its competitors may be able to develop, commercialize and sell products that compete with it using similar technologies or obtain patents that could effectively block its ability to further develop, commercialize and sell its products. In the event of a successful claim of infringement against it, the CombiMatrix group may be required to pay substantial damages and either discontinue those aspects of its business involving the technology upon which it infringed or obtain one or more licenses from third parties. While the CombiMatrix group may license additional technology in the future, it may not be able to obtain these licenses at a reasonable cost, or at all. In that event, it could encounter delays in product introductions while it attempts to develop alternative methods or products, which may not be successful. Defense of any lawsuit or failure to obtain any of these licenses could prevent it from commercializing available products.

                 RISKS RELATING TO THE ACACIA TECHNOLOGIES GROUP

         The risk factors beginning on this page discuss risks relating to the Acacia Technologies group. As a holder of AR-Acacia Technologies stock, you will be a holder of the common stock of one company, Acacia Research Corporation, and the risks associated with the CombiMatrix group could affect the AR-Acacia Technologies stock. As such, we urge you to read carefully the section "Risks Relating to the CombiMatrix Group" beginning on page 39.

THE V-CHIP TECHNOLOGY PATENT HELD BY THE ACACIA TECHNOLOGIES GROUP WILL EXPIRE IN JULY 2003, AND IF THE GROUP DOES NOT DEVELOP OTHER RECURRING SOURCES OF REVENUE, ITS FINANCIAL CONDITION WILL BE ADVERSELY IMPACTED.

         The Acacia Technologies group, and Acacia Research as a whole, have generated substantially all of their revenues from licensing the patented V-chip technology to television manufacturers. The Acacia Technologies group's patent on the V-chip technology will expire in July 2003, although the Acacia Technologies group may still collect revenues from the sale of televisions in the U.S. before that date. The Acacia Technologies group is beginning to license its digital media transmission technology and is developing other technologies and products. The eventual licensing and sale of these technologies is intended to replace the revenue currently being generated by licensing its V-chip technology. If the Acacia Technologies group does not succeed in developing such technologies or is unable to commercially license its existing and future technologies, its financial condition will be adversely impacted.

THE ACACIA TECHNOLOGIES GROUP MAY FAIL TO MEET MARKET EXPECTATIONS BECAUSE OF FLUCTUATIONS IN ITS QUARTERLY OPERATING RESULTS, WHICH COULD CAUSE THE PRICE OF AR-ACACIA TECHNOLOGIES STOCK TO DECLINE.

         The Acacia Technologies group revenues and operating results have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter in the future. It is possible that in future periods the Acacia Technologies group's revenues could fall below the expectations of securities analysts or investors, which could cause the market price of the AR-Acacia Technologies stock to decline. The following are among the factors that could cause the Acacia Technologies group's operating results to fluctuate significantly from period to period:

         o    its unpredictable revenue sources, as described below;

         o costs related to acquisitions, alliances, licenses and other efforts to expand its operations;

         o the timing of payments under the terms of any customer or license agreements into which the Acacia Technologies group may enter; and

         o expenses related to, and the results of, patent filings and other proceedings relating to intellectual property rights.

THE ACACIA TECHNOLOGIES GROUP'S REVENUES WILL BE UNPREDICTABLE, AND THIS MAY HARM ITS FINANCIAL CONDITION.

         The amount and timing of revenues that the Acacia Technologies group may realize from its business will be unpredictable because:

         o whether the Acacia Technologies group generates revenues depends, in part, on the success of its licensing efforts;

         o    its cycle of obtaining licensees may be lengthy; and

         o    it cannot be sure as to the timing of receipt of payment.

         As a result, the Acacia Technologies group's revenues may vary significantly from quarter to quarter, which could make its business difficult to manage and cause its quarterly results to be below market expectations. If this happens, the price of the AR-Acacia Technologies stock may decline significantly.

TECHNOLOGY COMPANY STOCK PRICES ARE ESPECIALLY VOLATILE, AND THIS VOLATILITY MAY DEPRESS THE PRICE OF AR-ACACIA TECHNOLOGIES STOCK.

         The current stock price of Acacia Research common stock may bear no relationship to the price at which the AR-Acacia Technologies stock will trade upon completion of the recapitalization. The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies has been highly volatile. We believe that various factors may cause the market price of the AR-Acacia Technologies stock to fluctuate, perhaps substantially, including, among others, announcements of:

         o    its or its competitors' technological innovations;

         o    developments or disputes concerning patents or proprietary rights;

         o    developments in relationships with licensees;

         o its failure to meet or exceed securities analysts' expectations of its financial results; or

         o a change in financial estimates or securities analysts' recommendations.

         In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If the AR-Acacia Technologies stock was the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources, which could materially harm the business and financial results of the Acacia Technologies group.

THE ACACIA TECHNOLOGIES GROUP FACES INTENSE COMPETITION AND WE CANNOT ASSURE YOU THAT IT WILL BE SUCCESSFUL.

         The Acacia Technologies group believes that Soundview Technologies' V-chip technology is protected by enforceable patent rights. However, other companies may develop competing technologies that offer better or less expensive alternatives to those offered by Soundview Technologies. Many potential competitors, including television manufacturers, have significantly greater resources.

         Although the Acacia Technologies group believes that Acacia Media Technologies (formerly Greenwich Information Technologies) has marketing and licensing rights to enforceable patents and other intellectual property relating to video and audio on demand, the Acacia Technologies group cannot assure you that other companies will not develop competing technologies that offer better or less expensive alternatives to those offered by Acacia Media Technologies. In the event a competing technology emerges, Acacia Media Technologies would expect substantial additional competition.

THE MARKETS SERVED BY THE ACACIA TECHNOLOGIES GROUP ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE, AND IF THE ACACIA TECHNOLOGIES GROUP IS UNABLE TO DEVELOP AND INTRODUCE NEW PRODUCTS, ITS REVENUES COULD STOP GROWING OR COULD DECLINE.

         The markets served by the Acacia Technologies group frequently undergo transitions in which products rapidly incorporate new features and performance standards on an industry-wide basis. Products for communications applications, as well as for high-speed computing applications, are based on continually evolving industry standards. A significant portion of the Acacia Technologies group's revenues in recent periods has been, and is expected to continue to be, derived from sales of products based on existing transmission standards. However, the Acacia Technologies group's ability to compete in the future will depend on its ability to identify and ensure compliance with evolving industry standards.

THE ACACIA TECHNOLOGIES GROUP'S SUCCESS IS BASED ON ITS ABILITY TO PROTECT ITS PROPRIETARY TECHNOLOGY AND ITS ABILITY TO DEFEND ITSELF AGAINST INFRINGEMENT CLAIMS.

         The success of the Acacia Technologies group relies, to varying degrees, on its proprietary rights and their protection or exclusivity. Although reasonable efforts will be taken to protect the Acacia Technologies group's proprietary rights, the complexity of international trade secret, copyright, trademark and patent law, and common law, coupled with limited resources and the demands of quick delivery of products and services to market, create risk that these efforts will prove inadequate.

         From time to time, the Acacia Technologies group may be subject to third party claims in the ordinary course of business, including claims of alleged infringement of proprietary rights. Any such claims may harm the Acacia Technologies group by subjecting it to significant liability for damage and invalidating its proprietary rights. These types of claims, with or without merit, could subject the Acacia Technologies group to costly litigation and diversion of its technical and management personnel. The Acacia Technologies group depends largely on the protection of enforceable patent rights. The Acacia Technologies group has applications on file with the U.S. Patent and Trademark Office seeking patents on its core technologies and has patents or rights to patents that have been issued. We cannot assure you that the pending patent applications of the Acacia Technologies group will be issued, that third parties will not violate, or attempt to invalidate these intellectual property rights, or that certain aspects of those intellectual property will not be reverse-engineered by third parties without violating the patent rights of the Acacia Technologies group.

         For Acacia Media Technologies and Soundview Technologies, proprietary rights constitute their only significant assets. The Acacia Technologies group also owns licenses from third parties and it is possible that it could become subject to infringement actions based upon such licenses. The Acacia Technologies group generally obtains representations as to the origin and ownership of such licensed content. However, this may not adequately protect the Acacia Technologies group. The Acacia Technologies group enters into confidentiality agreements with third parties and generally limits access to information relating to its proprietary rights. Despite these precautions, third parties may be able to gain access to and use the Acacia Technologies group's proprietary rights to develop competing technologies and products with similar or better features and prices. Any substantial unauthorized use of the Acacia Technologies group's proprietary rights could materially and adversely affect its business and operational results.

                             SPECIAL NOTE REGARDING
                           FORWARD-LOOKING STATEMENTS

         This proxy statement contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are statements that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words "may," "will," "expect," "believe," "estimate," "anticipate," "intend," "continue," and other similar expressions or the negative of these terms. You should not rely on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Statements regarding the following subjects are forward-looking by their nature:

         o    our business strategies;

         o    market trends and risks;

         o    assumptions regarding economic conditions;

         o    circumstances affecting anticipated revenues and costs; and

         o    legislative, regulatory and competitive developments.

         These forward-looking statements are subject to various risks and uncertainties, including those related to:

         o    the recent slowdown affecting technology companies;

         o    our ability to successfully develop products;

         o    rapid technological change in our markets;

         o    anticipated sources of future revenues;

         o    changes in demand for our future products;

         o    our ability to raise capital in the future; and

         o    the adequacy of our capital resources to fund our operations.

         Other risks, uncertainties and factors, including those discussed under "Risk Factors" in this proxy statement or described in reports that we file from time to time with the Securities and Exchange Commission, such as our Form 10-K and 10-Q, could cause our actual results and those of our industries' to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                              STOCKHOLDERS MEETING

DATE, TIME AND PLACE OF MEETING

         We are providing this proxy statement to you in connection with the solicitation of proxies by our board of directors for use at the special meeting. The special meeting will be held on _________, 2002, at 10:00 a.m., Pacific standard time, at the Four Seasons Hotel Newport Beach, 690 Newport Center Drive, Newport Beach, California 92660. This proxy statement is first being mailed to our stockholders on or about _____________, 2002.

RECORD DATE

         We have established ____________, 2002 as the record date for the special meeting. Only holders of record of shares of our existing common stock at the close of business on this date will be eligible to vote at the special meeting.

PROPOSALS TO BE CONSIDERED AT THE MEETING

         You will be asked to consider and vote on the four proposals described in this proxy statement.

         If any of the proposals is not approved, we will not implement any of the other proposals.

         We do not expect that any other matter will be brought before the special meeting. If, however, other matters are properly presented, the individuals named on your proxy card will vote in accordance with their judgment with respect to those matters.

VOTE REQUIRED TO APPROVE THE PROPOSALS

         The recapitalization proposal and the merger proposal will require the favorable vote of a majority of the outstanding shares of our existing common stock. As a result, abstentions and broker non-votes on the recapitalization proposal and the merger proposal will have the same effect as "no" votes. Broker non-votes occur when a broker returns a proxy but does not have authority to vote on a particular proposal.

         Each of the related stock incentive plan proposals will be decided by the favorable vote of a majority of the shares present or represented and entitled to vote at the special meeting. Abstentions will have the same effect as "no" votes on these two proposals. Broker non-votes will not affect the outcome of these two proposals.

         Each outstanding share of existing common stock is entitled to one vote on each proposal. As of _________, 2002, the most recent practicable date prior to the date of this proxy statement, we had issued and outstanding ____________ shares of existing common stock. The shares of existing common stock held in our treasury will not be entitled to vote or counted in determining the number of outstanding shares.

QUORUM

         In order to carry on the business of the special meeting, we must have a quorum. This means a majority of the outstanding shares of our existing common stock must be represented in person or by proxy at the special meeting. Abstentions and broker non-votes will count for quorum purposes.

PROCEDURE FOR VOTING BY PROXY

         If you properly fill in your proxy card and send it to us in time to vote, your shares will be voted as you have directed. If you sign the proxy card but do not make specific choices, the individuals named on your proxy card will vote your shares in favor of approval and adoption of each proposal. If you mark "abstain" on your proxy card, your shares will be counted as present for purposes of determining the presence of a quorum. If necessary, unless you have indicated on your proxy card that you wish to vote against one or more of the proposals, the individuals named on your proxy card may vote in favor of a proposal to adjourn the special meeting to a later date in order to solicit and obtain sufficient votes for any of the proposals.

         A proxy card is enclosed for your use. To vote without attending the special meeting in person, you should complete, sign, date and return the proxy card in the accompanying envelope, which is postage-paid if mailed in the United States.

         If you have completed and returned a proxy card, you can still vote in person at the special meeting. You may revoke your proxy before it is voted by submitting a new proxy card with a later date, by voting in person at the special meeting or by filing with the Secretary of Acacia Research a written revocation of proxy. Attendance at the special meeting will not of itself constitute revocation of a proxy.

                          THE RECAPITALIZATION PROPOSAL

                       DESCRIPTION OF THE RECAPITALIZATION

         You are being asked to consider and approve the recapitalization under which each outstanding share of our existing common stock will be converted into a fraction of a share of AR-CombiMatrix stock and one share of AR-Acacia Technologies stock. The fraction of a share of AR-CombiMatrix stock into which each outstanding share of Acacia Research common stock will be converted will be equal to the quotient obtained by dividing (a) the number of shares of CombiMatrix Corporation common stock owned by Acacia Research immediately prior to the effective time of the merger by (b) the total number of shares of Acacia Research common stock issued and outstanding immediately prior to the effective time. As of April 30, 2002, this fraction was 0.5585, but this fraction is subject to change prior to the effective time of the merger based on any change in the number of shares owned by Acacia Research and any change in the number of outstanding shares of CombiMatrix Corporation.

         If the recapitalization is implemented, your rights as stockholders will be governed by the proposed restated certificate of incorporation which is attached as ANNEX B. The restated certificate of incorporation contains the terms of the AR-CombiMatrix stock and the AR-Acacia Technologies stock. Accordingly, you should carefully read the restated certificate of incorporation.

         If the recapitalization proposal is approved, we plan to implement the recapitalization by filing the restated certificate of incorporation with the Delaware Secretary of State. We presently anticipate that this filing will be made as soon as possible after the special meeting. No state or federal regulatory approvals are required for the consummation of the recapitalization.

         Our board of directors may determine not to implement the recapitalization proposal for any reason at any time prior to the effective time of the recapitalization, either before or after stockholder approval. In addition, the restated certificate of incorporation may be amended prior to the effective time of the recapitalization.

           BACKGROUND OF AND REASONS FOR THE RECAPITALIZATION PROPOSAL

         Our board of directors approved the recapitalization proposal and the merger proposal following its review of various alternatives for maximizing stockholder value, advancing our financial and strategic objectives and creating flexibility for our future growth. The recapitalization proposal is designed to separate the performance of the two groups and to charge the managers of each group with the responsibility of maximizing the returns from their businesses. The merger proposal is designed to consolidate our ownership and capture the value of our principle subsidiary, and permit us to effectuate the recapitalization by creating the CombiMatrix group in a manner that reflects fully the value of CombiMatrix Corporation.

         At a meeting held on February 25, 2002, our board of directors considered a variety of proposals to increase the overall value of the existing common stock. Our board of directors had extensive discussions with our senior financial and legal officers, as well as representatives of Allen Matkins Leck Gamble & Mallory LLP, our legal adviser ("Allen Matkins"). Among the alternatives which our directors considered were:

         o    the preservation of the current equity and operating structure;

         o the creation of two classes of common stock to reflect separately the results of our subsidiary CombiMatrix Corporation and our media technology business; and

         o an initial public offering of common stock of CombiMatrix Corporation and the spin-off of the balance of that company to holders of our existing common stock.

         Our board of directors used several criteria to contrast the benefits and drawbacks of these transaction alternatives to you including:

         o    tax efficiency;

         o    capital markets acceptance;

         o    likelihood of success;

         o    flexibility to provide equity incentives for employees;

         o ability of CombiMatrix Corporation to raise equity capital in the future; and

         o    long-term maximization of our investment in CombiMatrix
              Corporation.

         Our board of directors concluded that an initial public offering or spin-off of shares of CombiMatrix Corporation would not be feasible at this time because an initial public offering would not achieve the separation and maximization of the value of our two business groups, and market conditions have prevented CombiMatrix Corporation and similar companies from having the access to capital necessary for an initial public offering at this time. Our board of directors concluded that a spin-off of shares was not feasible due to tax constraints and because such a spin-off would not provide a vehicle for raising equity capital.

         Our board of directors further concluded that to effectuate the recapitalization proposal it would be beneficial to acquire the remaining interests of CombiMatrix Corporation. Our board of directors reached this conclusion due to the fact that owning 100% of CombiMatrix Corporation would provide several benefits to Acacia Research and its stockholders including:

         o the AR-CombiMatrix stock would reflect fully the value of CombiMatrix Corporation, increasing the group's overall value and potential access to capital following the merger and recapitalization;

         o Acacia Research would retain full control over CombiMatrix Corporation, freeing Acacia Research to act in the best interests of Acacia Research and its stockholders without concern of harming the CombiMatrix Corporation minority stockholders; and

         o Acacia Research could potentially avoid claims of unfair treatment to CombiMatrix Corporation's minority stockholders by permitting them to participate in the recapitalization and achieve liquidity for their ownership interests in CombiMatrix Corporation.

         Our board of directors discussed at length the valuation methodology that would be used in valuing CombiMatrix Corporation common stock in the merger. Our board determined that because the merger would be contingent on approval of the recapitalization proposal and CombiMatrix Corporation stockholders would receive only AR-CombiMatrix stock in the merger, the CombiMatrix Corporation stockholders would be issued a percentage of AR-CombiMatrix stock representing their existing percentage ownership interests in CombiMatrix Corporation. At the meeting on February 25, 2002 our board of directors approved the recapitalization and merger transaction in principle, recognizing that the proposals would be subject to a number of conditions, including negotiation of a definitive merger agreement and a determination by our accountants that the recapitalization and merger would be tax-free to you and us.

         On February 26, 2002, the CombiMatrix Corporation board of directors met to consider the proposed merger. At this meeting, CombiMatrix Corporation management and its financial, accounting and legal advisors reviewed with these directors the status of negotiations and potential transaction terms under discussion. The disinterested director reviewed an overview of various aspects of the proposed transaction structure, including the proposed merger ratio and a review of businesses and assets that were proposed to be attributed to the new classes of Acacia Research common stock. At that meeting the CombiMatrix Corporation board of directors approved the formation of a special committee consisting of its disinterested director, to consider and evaluate the benefits of the merger, negotiate the terms of the transaction, consider whether such terms and conditions are fair, from a financial point of view, to CombiMatrix Corporation and its stockholders, and report such findings and make a recommendation to the CombiMatrix Corporation board. The special committee was also authorized to hire financial and legal advisers and other experts it deemed necessary. At that meeting, the CombiMatrix Corporation board of directors approved in principle the merger, subject to a number of conditions, including the negotiation of a definitive merger agreement, receipt of a fairness opinion, the favorable recommendation of the special committee and other customary conditions.

         Following this meeting, on February 26, 2002, the special committee elected to engage the law firm of McKenna & Cuneo LLP ("McKenna") as legal counsel to the special committee. Thereafter on March 19, 2002, the special committee engaged A.G. Edwards & Sons, Inc. to act as financial adviser to the special committee and to analyze a number of valuation metrics applicable to the potential transaction based upon materials previously distributed to the board. Commencing on March 21, 2002, A.G. Edwards conducted a financial investigation of CombiMatrix Corporation's business and operations and performed certain analyses. Among other things, representatives of A.G. Edwards met with CombiMatrix Corporation officers and key employees and reviewed various documents, financial statements and projections and other reports and material provided by us and CombiMatrix Corporation.

         On March 8, 2002, Allen Matkins circulated an initial draft of the merger agreement. There ensued over the next several weeks a series of conference calls and negotiations followed by numerous revisions and recirculations of the merger agreement. During this period of time, representatives of Acacia Research and Allen Matkins conducted due diligence and spoke on numerous occasions regarding the documents to be prepared in connection with the recapitalization.

         Between March 8, 2002 and March 19, 2002, there were several discussions between representatives of the CombiMatrix Corporation special committee and us in which the terms of the merger agreement were negotiated. As a result of these negotiations, it was agreed that certain of the representations and warranties made under the merger agreement would survive for a period of time following the merger, and that stock options of CombiMatrix Corporation employees would be assumed by our company. During these negotiations, the special committee consulted with McKenna, A.G. Edwards and management.

         On March 19, 2002, our board of directors met and confirmed its prior conclusions concerning alternatives available to us and identified the following as the advantages of the recapitalization proposal and the merger proposal:

         o The creation of two classes of common stock intended to reflect separately the performance of the CombiMatrix group and the Acacia Technologies group is expected to increase stockholder value and accommodate investor interests by more specifically tracking the earnings, cash flows and investment results of each group. The AR-CombiMatrix stock is expected to be valued in the market based on the success of its research and development efforts and progress in meeting its business plan. The AR-Acacia Technologies stock's valuation is expected to be based on growth in earnings and cash flows. As a result, we expect that holders of AR-CombiMatrix stock and AR-Acacia Technologies stock will be distinct investor groups;

         o The merger should permit the AR-CombiMatrix stock to reflect fully the value of CombiMatrix Corporation, should provide greater marketability of the AR-CombiMatrix stock by increasing its attractiveness to potential investors as a result of the ability to fully control CombiMatrix Corporation, and should eliminate potential claims by the CombiMatrix Corporation minority stockholders regarding their ability to participate in the recapitalization;

         o The creation of two classes of common stock should facilitate research coverage by industry specific research analysts, and thus should provide increased market awareness of Acacia Research and each of the two groups;

         o The creation of two classes of common stock should enhance the autonomy of each of the groups by allowing each group and its management to focus on that group's own identity, business strategy, financial model and culture and to structure employee incentives which are tied directly to the share performance of that group;

         o The financial and strategic flexibility, after the recapitalization, for us to raise capital for the CombiMatrix group and the Acacia Technologies group and to engage in mergers, acquisitions, strategic investments, capital restructurings and other transactions affecting either the CombiMatrix group or the Acacia Technologies group should be enhanced as a result of the availability of two different equity securities. In the ordinary course of business, our board of directors may consider such transactions from time to time but it has no current plans or intentions with respect to any specific transaction;

         o The recapitalization benefits the stockholders of CombiMatrix Corporation, by providing them liquid, publicly traded NASDAQ listed shares; and

         o The implementation of the recapitalization proposal and the merger proposal is not expected to be taxable to us or you, except for cash received instead of fractional shares of AR-CombiMatrix stock.

         Our board of directors also considered the following potential disadvantages of the recapitalization proposal and the merger proposal:

         o The recapitalization proposal requires a complex capital structure that may not be well-understood by investors and thus could inhibit the efficient valuation of either or both classes of common stock;

         o The potential diverging or conflicting interests of the two groups and the issues that could arise in resolving any conflicts;

         o Investors in the AR-CombiMatrix stock and the AR-Acacia Technologies stock will be exposed to the risks of our consolidated businesses and liabilities because both groups remain legally a part of Acacia Research;

         o The market values of the AR-CombiMatrix stock and the AR-Acacia Technologies stock could be affected by market reaction to decisions by our board of directors and management that investors perceive to affect differently one class of common stock compared to the other, such as decisions regarding the allocation of assets, expenses, liabilities and corporate opportunities and financing resources between the groups; and

         o The possible inability or increased difficulty of receiving a ruling from the Internal Revenue Service in connection with a proposed acquisition to be effected using either the AR-CombiMatrix stock or the AR-Acacia Technologies stock.

         Our board of directors determined that on balance the potential advantages of the recapitalization proposal outweigh the potential disadvantages and concluded that the recapitalization proposal is in the best interests of Acacia Research and our stockholders. In addition, after an extensive discussion and considering such factors as the fairness of the consideration to be paid to the stockholders of CombiMatrix Corporation from a financial point of view and the terms of the merger agreement, our board determined that the merger proposal is in our best interests and the best interests of our stockholders.

         On March 19, 2002, our board of directors unanimously approved the agreement and plan of merger, implementing the recapitalization and the calling of the special meeting.

         On March 19, 2002, the board of directors of CombiMatrix Corporation met to discuss and evaluate the merger. The board of CombiMatrix Corporation noted that the CombiMatrix Corporation special committee had met with representatives of McKenna and A.G. Edwards on several occasions and that the special committee and McKenna had negotiated the terms of the merger agreement.

After an extensive discussion and considering numerous factors, including the liquidity that could be attained by the CombiMatrix Corporation stockholders as a result of the merger and recapitalization, the consideration being paid in the merger and other factors it deemed relevant, the CombiMatrix Corporation board of directors unanimously approved the agreement and plan of merger and the calling of a special meeting; subject, however, to receipt of an opinion of A.G. Edwards that the consideration to be paid to the stockholders of CombiMatrix Corporation is fair from a financial point of view.

                    RECOMMENDATION OF OUR BOARD OF DIRECTORS

         OUR BOARD OF DIRECTORS HAS CAREFULLY CONSIDERED THE RECAPITALIZATION PROPOSAL AND BELIEVES THAT THE RECAPITALIZATION PROPOSAL IS IN THE BEST INTERESTS OF ACACIA RESEARCH AND OUR STOCKHOLDERS. OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU APPROVE THE RECAPITALIZATION PROPOSAL.

                       MANAGEMENT AND ALLOCATION POLICIES

         One of the fundamental objectives of the recapitalization proposal is to separate the business and operations of the two groups and to operate each group on a stand-alone basis. In order to accomplish this objective in a fair and equitable manner, our board of directors has established management and allocation policies to help us allocate costs and charges between the two groups on an objective basis. These policies pertain to issues such as the allocation of debt, corporate overhead, interest, dividends, finances, taxes and other charges between the two groups, the financing of each group, corporate opportunities and competition between groups. We will allocate our corporate overhead to each group based upon the use of services by that group, where practicable. Corporate overhead includes costs of our personnel and employee benefits, legal, accounting and auditing, tax, insurance, investor relations and stockholder services and services related to our board of directors. We will allocate in a similar manner a portion of our costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we will use other methods and criteria that we believe are equitable and provide a reasonable estimate of the cost attributable to the groups.

         Our board of directors will establish a standing committee with the authority to (i) interpret, make determinations under, and oversee the implementation of the Common Stock Policies other than as they relate to dividends; (ii) adopt additional general policies; and (iii) engage third party service providers to assist in discharging its duties.

             POLICIES SUBJECT TO CHANGE WITHOUT STOCKHOLDER APPROVAL

         We have summarized the management and allocation policies as we expect them to be effective upon the recapitalization. We are not requesting stockholder approval of these policies.

         Our board of directors may modify or rescind these policies, or may adopt additional policies, in its sole discretion without stockholder approval. This could have different effects upon holders of AR-CombiMatrix stock and holders of AR-Acacia Technologies stock or could result in a benefit or detriment to one class of stockholders compared to the other class. Our board of directors would make any such decision in accordance with its good faith business judgment that such decision is in the best interests of Acacia Research and all of our stockholders as a whole.

                              ALLOCATION OF ASSETS

         These policies set forth our board of directors' intention regarding the allocation of assets.

                    FIDUCIARY AND MANAGEMENT RESPONSIBILITIES

         Because the CombiMatrix group and the Acacia Technologies group will continue to be a part of a single company, our directors and officers will have the same fiduciary duties to holders of the AR-CombiMatrix stock and the AR-Acacia Technologies stock that they currently have to the holders of our existing common stock. Under Delaware law, absent an abuse of discretion, a director or officer will be deemed to have satisfied his or her fiduciary duties to Acacia Research and our stockholders if that person is disinterested and acts in accordance with his or her good faith business judgment in the interests of Acacia Research and all of our stockholders as a whole. Our board of directors and chief executive officer, in establishing policies with regard to intra-company matters such as business transactions between groups and allocations of assets, liabilities, debt, corporate overhead, taxes, interest, corporate opportunities and other matters, will consider various factors and information which could benefit or cause detriment to the stockholders of the respective groups and will make determinations in the best interests of Acacia Research and all of our stockholders as a whole.

         Because the recapitalization will result in no change in our corporate structure, Paul R. Ryan, our Chairman and Chief Executive Officer, will have the same duties and responsibilities for the management of our assets and businesses which comprise the CombiMatrix group and the Acacia Technologies group following the recapitalization as he has now. The individuals named below will hold the positions in Acacia Research listed next to their names and will continue to have the same general responsibilities that they had prior to the recapitalization. The costs attributable to their responsibilities will be allocated as discussed below under "--Financial Statements; Allocation Matters-Corporate Overhead and Administrative Shared Services."

NAME                    POSITIONS
-------------------     --------------------------------------------------------
Paul R. Ryan            Chairman, Chief Executive Officer

Robert L. Harris II     President

Clayton J. Haynes       Senior Vice President, Chief Financial Officer and Treasurer

Robert A. Berman        Senior Vice President of Business Development, General Counsel and Secretary

Roy Mankovitz           Senior Vice President, Intellectual Property

Robert B. Stewart       Senior Vice President, Corporate Development

Andrew H. Duncan        Vice President, Business Development

John H. Roop            Vice President, Engineering

         Our board of directors has designated separate management teams for each of the CombiMatrix group and the Acacia Technologies group, consisting of officers of the subsidiaries that make up those groups, to ensure that the efforts of each team of managers are focused on the business and operations for which they have responsibility. These individuals are named in "CombiMatrix Group-Business-Management" and "Acacia Technologies Group-Business-Management."


                                 DIVIDEND POLICY

         We have not paid cash dividends on our existing common stock and do not anticipate paying cash dividends on the AR-CombiMatrix stock or the AR-Acacia Technologies stock for the foreseeable future.

         In making its dividend decisions regarding the AR-CombiMatrix stock and the AR-Acacia Technologies stock, our board of directors will rely on the respective financial statements of the CombiMatrix group and the Acacia Technologies group. See the historical financial statements of the CombiMatrix group and the Acacia Technologies group included in this proxy statement. The method of calculating net income (loss) per share for the AR-CombiMatrix stock and the AR-Acacia Technologies stock is set forth in the restated certificate of incorporation in ANNEX B under the definitions of Acacia Research Corporation Earnings (Loss) Attributable to the CombiMatrix Group and Acacia Research Corporation Earnings (Loss) Attributable to the Acacia Technologies Group. We encourage you to carefully read these definitions.

         Our board of directors does not currently intend to change the above-described dividend policy but reserves the right to do so at any time based primarily on the financial condition, results of operations and capital requirements of the respective groups and of Acacia Research as a whole. Future dividends on the AR-CombiMatrix stock and the AR-Acacia Technologies stock will be payable when, as and if declared by our board of directors out of the lesser of (1) all funds of Acacia Research legally available therefor and (2) the amount calculated under the definition of that group's Available Dividend Amount contained in the restated certificate of incorporation in ANNEX B. We encourage you to carefully read these definitions. Each group's Available Dividend Amount is intended to be similar to the amount that would be legally available for the payment of dividends on the stock for that group under Delaware law if that group were a separate company. See "--Description of AR-CombiMatrix Stock and AR-Acacia Technologies Stock-Dividends."

                              FINANCING ACTIVITIES

         We will continue to manage most financial activities on a centralized basis. These activities include the investment of surplus cash, the issuance and repayment of short-term and long-term debt and the issuance and repurchase of any preferred stock. If Acacia Research transfers cash or other property allocated to one group to the other group, we will account for such transfer as a short term loan unless the board of directors determines that a given transfer (or type of transfer) should be accounted for as a long-term loan, a capital contribution, or as a return of capital.

         Other than cash advances exceeding $25 million, our board of directors has not adopted specific criteria to determine which of the foregoing will be applied to a particular transfer of cash or property from one group to the other. Our board of directors will make these determinations, either in specific instances or by setting applicable policies generally, in the exercise of its business judgment based on all relevant circumstances, including the financing needs and objectives of the receiving group, the investment objectives of the transferring group, the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions. We will make all transfers of material assets from one group to the other on a fair value basis for the foregoing purposes, as determined by our board of directors.

         Although we may allocate our debt and preferred stock between groups, the debt and preferred stock will remain our obligations and all of our stockholders will be subject to the risks associated with those obligations. See "Risk Factors-Factors Relating to Common Stock-You Will Remain Stockholders of One Company; Financial Effects on One Group Could Affect the Other."

         INTER-GROUP LOANS. Cash or other property that we allocate to one group that is transferred to the other group, if accounted for as a short-term loan, will bear interest at a rate equal to that at which we can borrow such funds.

         EQUITY ISSUANCES AND REPURCHASES AND DIVIDENDS. We will reflect all financial effects of issuances and repurchases of shares of AR-CombiMatrix stock or shares of AR-Acacia Technologies stock entirely in the financial statements of that group. We will reflect financial effects of dividends or other distributions on, and purchases of, shares of AR-CombiMatrix stock or AR-Acacia Technologies stock entirely in the respective financial statements of the CombiMatrix group and the Acacia Technologies group.

           INTER-GROUP CONTRACTS AND ACCESS TO TECHNOLOGY AND KNOW-HOW

         The terms of all current and future material transactions, relationships and other matters between the groups, including those as to which the groups may have potentially divergent interests, will be determined on a basis that the board of directors, or management following guidelines or principles established by the board of directors, considers to be in the best interests of Acacia Research and its stockholders as a whole.

         Each group will have free access to all of our technology and know-how (excluding products and services of the other group) that may be useful in that group's business, subject to obligations and limitations applicable to Acacia Research and to such exceptions that its board of directors may determine. The groups will consult with each other on a regular basis concerning technology issues that affect both groups.

                        REVIEW OF CORPORATE OPPORTUNITIES

         Our board of directors will review any matter which involves the allocation of a corporate opportunity to either the CombiMatrix group or the Acacia Technologies group or in part to the CombiMatrix group and in part to the Acacia Technologies group. In accordance with Delaware law, our board of directors will make its determination with regard to the allocation of any such opportunity and the benefit of such opportunity in accordance with their good faith business judgment of the best interests of Acacia Research and all of our stockholders as a whole. Among the factors that our board of directors may consider in making this allocation is whether a particular corporate opportunity is principally related to the business of the CombiMatrix group or the Acacia Technologies group; whether one group, because of its managerial or operational expertise, will be better positioned to undertake the corporate opportunity; and existing contractual agreements and restrictions.

                    FINANCIAL STATEMENTS; ALLOCATION MATTERS

         We will prepare financial statements in accordance with generally accepted accounting principles, consistently applied, for the CombiMatrix group and the Acacia Technologies group, and these financial statements, taken together, will comprise all of the accounts included in our corresponding consolidated financial statements. The financial statements of each of the CombiMatrix group and the Acacia Technologies group will reflect the financial condition, results of operations and cash flows of the businesses included therein.

         Group financial statements will also include allocated portions of our debt, interest, corporate overhead and costs of administrative shared services and taxes. We will make these allocations for the purpose of preparing each group's financial statements; however, holders of AR-CombiMatrix stock and AR-Acacia Technologies stock will continue to be subject to all of the risks associated with an investment in Acacia Research and all of our businesses, assets and liabilities. See the historical financial statements for the CombiMatrix group and the Acacia Technologies group included in this proxy statement.

         In addition to allocating debt and interest as described above under "--Financing Activities", our board of directors has adopted certain allocation policies, each of which is reflected in the financial statements of the respective groups included in this proxy statement. In general, we will allocate our corporate overhead to each group based upon the use of services by that group where practicable. Corporate overhead includes costs of our personnel and employee benefits, legal, accounting and auditing, tax, insurance, investor relations and stockholder services and services related to our board of directors. We will allocate in a similar manner a portion of our costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we will use other methods and criteria that we believe are equitable and provide a reasonable estimate of the cost attributable to the groups.

                                      TAXES

         We will determine our federal income taxes and those of our subsidiaries which own assets allocated between the groups on a consolidated basis. We will allocate consolidated federal income tax provisions and related tax payments or refunds between the groups based principally on the financial statements income, taxable income and tax credits directly attributable to each group under generally accepted accounting principles. Such allocations will reflect each group's contribution, whether positive or negative, to our consolidated federal taxable income and the consolidated federal tax liability and tax credit position. We will credit tax benefits that can not be used by the group generating those benefits but can be used on a consolidated basis to the group that generated such benefits. Inter-group transactions will be treated as taxed as if each group were a stand-alone company.

             COMMON STOCK OWNERSHIP OF DIRECTORS AND SENIOR OFFICERS

         As a policy, our board of directors will periodically monitor the ownership of shares of AR-CombiMatrix stock and shares of AR-Acacia Technologies stock by our directors and senior officers and our option grants to them so that their interests are generally aligned with the two classes of common stock and with their duty to act in the best interests of Acacia Research and our stockholders as a whole. However, because of the anticipated differences in trading values between the AR-CombiMatrix stock and the AR-Acacia Technologies stock, the actual value of their interests in the AR-CombiMatrix stock and AR-Acacia Technologies stock will vary significantly.

      DESCRIPTION OF AR-COMBIMATRIX STOCK AND AR-ACACIA TECHNOLOGIES STOCK

         Following is a summary of the material terms of the AR-CombiMatrix stock and the AR-Acacia Technologies stock. The summary is not complete. We encourage you to read the proposed restated certificate of incorporation which is attached as ANNEX B.

     AUTHORIZED AND OUTSTANDING SHARES

         Our existing certificate of incorporation authorizes us to issue 80,000,000 shares of stock, consisting of 60,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share. Our board of directors may issue shares of preferred stock in series, without stockholder approval. As of April 30, 2002, a total of 19,629,376 shares of our existing common stock and no shares of preferred stock were issued and outstanding.

         The new certificate of incorporation will authorize Acacia Research to issue 110,000,000 shares of stock as follows: 50,000,000 shares of a class of common stock, designated as Acacia Research Corporation-CombiMatrix Common Stock (the "AR-CombiMatrix stock"), 50,000,000 shares of a class of common stock, designated as Acacia Research Corporation-Acacia Technologies Common Stock (the "AR-Acacia Technologies stock"), and 10,000,000 shares of preferred stock. Shares of each class of stock will have a par value of $0.001 per share. We will be able to issue shares of preferred stock in series, without stockholder approval.

         Immediately after the recapitalization and merger, assuming the number of shares of existing Acacia Research common stock and CombiMatrix Corporation common stock then outstanding is the same as the number outstanding on April 30, 2002, a total of 18,934,205 shares of AR-CombiMatrix stock and 19,629,376 shares of the AR-Acacia Technologies stock will be issued and outstanding.

     REASONS FOR INCREASE IN AUTHORIZED COMMON STOCK

         The increase in authorized shares is necessary in order to implement the various aspects of the recapitalization proposal and the issuance of shares in connection with the merger. The authorization of approximately 30,500,000 shares of AR-CombiMatrix stock and approximately 27,000,000 shares of AR-Acacia Technologies stock is needed for the recapitalization and merger to occur. Further, as described under "--Conversion and Redemption," our board of directors has the right to convert one class of common stock into the other. The number of shares issuable in a conversion will vary based on the relative market values of the two classes of common stock and the number of outstanding shares of common stock being converted and whether or not the conversion will be at a 10% premium. Our board of directors may also authorize the issuance of stock dividends.

         If our board of directors determines that a conversion or a stock dividend is in the best interests of Acacia Research, but at that time sufficient authorized shares of common stock are not available, its stockholders would be required to approve an amendment to the restated certificate of incorporation.

         Our board of directors believes that an increase in the number of authorized shares of common stock at this time is in the best interests of Acacia Research so that we have available the number of shares needed for possible future conversion, dividends, acquisitions or capital raising, and for our new stockholder rights plan and employee benefit plans.

         Other than the issuance of shares under our employee benefit plans or our outstanding warrants and the issuance of options for AR-CombiMatrix stock and AR-Acacia Technologies stock as discussed under "--Options to be Issued upon the Recapitalization and Merger," we have no present understanding or agreement for the issuance of any additional shares of AR-CombiMatrix stock or AR-Acacia

Technologies stock. Although our board of directors has no present intention of doing so, the additional shares that would be authorized for issuance if the recapitalization and merger is implemented could be issued in one or more transactions that would make a takeover of Acacia Research more difficult and, therefore, less likely, even though a takeover might be financially beneficial to Acacia Research and our stockholders. We have no knowledge of any person or entity that intends to seek a controlling interest in Acacia Research or to make a takeover proposal.

         We may issue the authorized but unissued shares of AR-CombiMatrix stock and AR-Acacia Technologies stock for any proper corporate purpose, which could include any of the purposes set forth above. We will not solicit the approval of our stockholders for the issuance of additional authorized shares of AR-CombiMatrix stock or AR-Acacia Technologies stock unless our board of directors believes that approval is advisable or is required by stock exchange regulations or Delaware law. See "--Voting Rights."

     DIVIDENDS

         Dividends on the AR-CombiMatrix stock and dividends on the AR-Acacia Technologies stock will be limited to an amount not greater than the Available Dividend Amount (as defined in the restated certificate of incorporation) for the relevant group.

         In addition, Delaware law limits the amount of distributions on capital stock to legally available funds as defined under Delaware law, which are determined on the basis of our entire company, and not only the respective groups. As a result, the amount of legally available funds will reflect the amount of any net losses of each group, any distributions on AR-CombiMatrix stock, AR-Acacia Technologies stock or any preferred stock and any repurchases of AR-CombiMatrix stock, AR-Acacia Technologies stock or certain preferred stock. Dividend payments on the AR-CombiMatrix stock and on the AR-Acacia Technologies stock could be precluded because legally available funds are not available under Delaware law, even though the Available Dividend Amount test for the particular relevant group was met. We cannot assure you that there will be an Available Dividend Amount for either group.

         Subject to the prior payment of dividends on any outstanding shares of preferred stock and the limitations described above, our board of directors will be able, in its sole discretion, to declare and pay dividends exclusively on the AR-CombiMatrix stock, exclusively on the AR-Acacia Technologies stock or on both, in equal or unequal amounts. In making its dividend decisions, our board of directors will not be required to take into account the relative Available Dividend Amounts for the two groups, the amount of prior dividends declared on either class, the respective voting or liquidation rights of either class or any other factor.

     VOTING RIGHTS

         Currently, holders of our existing common stock have one vote per share on all matters submitted to stockholders.

         Under our proposed restated certificate of incorporation the entire voting power of the stockholders of Acacia Research will be vested in the holders of common stock, who will be entitled to vote on any matter on which the holders of our stock are, by law or by the provisions of the restated certificate of incorporation, entitled to vote, except as otherwise provided by law, by the terms of any outstanding preferred stock or by any provision of the new certificate of incorporation restricting the power to vote on a specified matter to other stockholders.

         Holders of common stock will vote as a single class on each matter on which holders of common stock are generally entitled to vote.

         On all matters as to which both classes of common stock will vote together as a single class:

         o    each share of AR-CombiMatrix stock will have one vote; and

         o each share of AR-Acacia Technologies stock will have a number of votes equal to the quotient of the average market value of a share of AR-Acacia Technologies stock over the 20-trading day period ending on the 10th trading day prior to the record date for determining the holders of common stock entitled to vote, divided by the average market value of a share of AR-CombiMatrix stock over the same period.

         Accordingly, the relative per share voting rights of the AR-CombiMatrix stock and the AR-Acacia Technologies stock will fluctuate depending on changes in the relative market values of shares of such classes of common stock.

         EXAMPLE OF THE CALCULATION OF THE NUMBER OF VOTES EACH SHARE OF AR-ACACIA TECHNOLOGIES STOCK WOULD BE ENTITLED ON ALL MATTERS ON WHICH HOLDERS OF AR-COMBIMATRIX STOCK AND AR-ACACIA TECHNOLOGIES STOCK VOTE AS A SINGLE CLASS

         If the average market value for the 20-trading day valuation period was $9 for the AR-Acacia Technologies stock and $15 for the AR-CombiMatrix stock, each share of AR-CombiMatrix stock would have one vote and each share of AR-Acacia Technologies stock would have 0.60 votes based on the following calculation:

                 $9
                 ------      =    0.60 votes
                 $15

         Based on the assumptions in this example, and assuming 20 million shares of AR-CombiMatrix stock and 20 million shares of AR-Acacia Technologies stock were outstanding, the shares of AR-CombiMatrix stock would represent approximately 62.5% of our total voting power and the shares of AR-Acacia Technologies stock would represent approximately 37.5% of our total voting power.

         We expect that, upon completion of the recapitalization, the AR-CombiMatrix stock will have a majority of the voting power since the aggregate market value of the outstanding shares of AR-CombiMatrix stock is expected to be greater than the aggregate market value of the outstanding shares of AR-Acacia Technologies stock.

         We will set forth the number of outstanding shares of AR-CombiMatrix stock and AR-Acacia Technologies stock in our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q filed under the Securities Exchange Act of 1934. We will disclose in any proxy statement for a stockholders' meeting the number of outstanding shares and per share voting rights of the AR-CombiMatrix stock and the AR-Acacia Technologies stock.

         If shares of only one class of common stock are outstanding, each share of that class will have one vote. If either class of common stock is entitled to vote as a separate class with respect to any matter, each share of that class will, for purpose of such vote, have one vote on such matter.

         Fluctuations in the relative voting rights of the AR-CombiMatrix stock and the AR-Acacia Technologies stock could influence an investor interested in acquiring and maintaining a fixed percentage of the voting power of Acacia Research to acquire such percentage of both classes of common stock, and would limit the ability of investors in one class to acquire for the same consideration relatively more or less votes per share than investors in the other class.

         The holders of AR-CombiMatrix stock and AR-Acacia Technologies stock will not have any rights to vote separately as a class on any matter coming before stockholders of Acacia Research, except for certain limited class voting rights provided under Delaware law. In addition to the approval of the holders of a majority of the voting power of all shares of common stock voting together as a single class, the approval of a majority of the outstanding shares of the AR-CombiMatrix stock or the AR-Acacia Technologies stock, voting as a separate class, would be required under Delaware law to approve any amendment to the restated certificate of incorporation that would change the par value of the shares of the class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. As permitted by Delaware law, the restated certificate of incorporation will provide that an amendment to the restated certificate of incorporation that increases or decreases the number of authorized shares of AR-CombiMatrix stock or AR-Acacia Technologies stock will only require the approval of the holders of a majority of the voting power of all shares of common stock, voting together as a single class, and will not require the approval of the holders of the class of common stock affected by such amendment, voting as a separate class.

     CONVERSION AND REDEMPTION

         Our existing certificate of incorporation currently does not provide for either mandatory or optional conversion or redemption of our existing common stock. The recapitalization proposal will permit the conversion or redemption of the AR-CombiMatrix stock and the AR-Acacia Technologies stock as described below.

     MANDATORY DIVIDEND, REDEMPTION OR CONVERSION OF COMMON STOCK IF DISPOSITION OF GROUP ASSETS OCCURS

         If Acacia Research sells, transfers, assigns or otherwise disposes of, in one transaction or a series of related transactions, all or substantially all of the properties and assets attributed to either group (a "disposition"), we are required, except as described below, to:

         o pay a dividend in cash and/or securities or other property to the holders of shares of the class of common stock relating to the group subject to the disposition having a fair value equal to the net proceeds of the disposition; or

         o (A) if the disposition involves all, but not merely substantially all, of such properties and assets, redeem all outstanding shares of common stock relating to that group in exchange for cash and/or securities or other property having a fair value equal to the net proceeds of the disposition; or (B) if the disposition involves substantially all, but not all, of such properties and assets, redeem that number of whole shares of the class of common stock relating to that group as have in the aggregate an average market value, during the period of ten consecutive trading days beginning on the 26th trading day immediately succeeding the consummation date, closest to the net proceeds of the disposition; and the redemption price will be cash and/or securities or other property having a fair value equal to such net proceeds; or

         o convert each outstanding share of such class of common stock into a number of shares of common stock relating to the other group equal to 110% of the ratio of the average market value of one share of common stock relating to the group subject to the disposition to the average market value of one share of common stock relating to the other group during the 10-trading day period beginning on the 26th trading day following the disposition date.

         We may only pay a dividend or redeem shares of common stock as set forth above if we have legally available funds under Delaware law and the amount to be paid to holders is less than or equal to the Available Dividend Amount for the group. We are required to pay such dividend or complete such redemption or conversion on or prior to the 95th trading day following the disposition.

         For purposes of determining whether a disposition has occurred, "substantially all of the properties and assets" attributed to either group means a portion of such properties and assets:

         o that represents at least 80% of the then fair value of the properties and assets attributed to that group; or

         o from which were derived at least 80% of the aggregate revenues of that group for the immediately preceding twelve fiscal quarterly periods.

         The "net proceeds" of a disposition means an amount equal to what remains of the gross proceeds of the disposition after any payment of, or reasonable provision is made as determined by our board of directors for:

         o any taxes payable by us, or which would have been payable but for the utilization of tax benefits attributable to the group not subject to the disposition, in respect of the disposition or in respect of any resulting dividend or redemption;

         o any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses; and

         o any liabilities of or attributed to the group subject to the disposition, including, without limitation, any liabilities for deferred taxes, any indemnity or guarantee obligations incurred in connection with the disposition or otherwise, any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividends in respect of the preferred stock attributed to that group.

         We may elect to pay the dividend or redemption price in connection with a disposition either in the same form as the proceeds of the disposition were received or in any other combination of cash, securities or other property that our board of directors or, in the case of securities that have not been publicly traded for a period of at least 15 months, an independent investment banking firm, determines will have an aggregate market value of not less than the fair value of the net proceeds.

         EXAMPLE OF THE PROVISIONS REQUIRING A MANDATORY DIVIDEND, REDEMPTION OR CONVERSION IF A DISPOSITION OCCURS

         If (1) 20 million shares of AR-CombiMatrix stock and 20 million shares of AR-Acacia Technologies stock were outstanding, (2) the net proceeds of the disposition of substantially all, but not all, of the assets of the Acacia Technologies group equals $180 million, (3) the average market value of the AR-Acacia Technologies stock during the 10-trading day valuation period was $9 per share and (4) the average market value of the AR-CombiMatrix stock during the same valuation period was $15 per share, then we could do any of the following:

         (1) pay a dividend to the holders of shares of AR-Acacia Technologies stock equal to:

                           Net Proceeds                = Amount per share
                  -------------------------------
                  Number of Outstanding Shares of
                   AR-Acacia Technologies stock

                         $180 million                  =  $9 per share
                  --------------------------------
                       20 million shares

         (2) redeem for $9 per share a number of shares of AR-Acacia Technologies stock equal to:

                           Net Proceeds
                  -------------------------------
                    Average Market Value of AR-
                      Acacia Technologies stock        = Number of shares

                         $180 million
                  -------------------------------
                         $9 per share                  = 20,000,000 shares

         (3) convert each outstanding share of AR-Acacia Technologies stock into a number of shares of AR-CombiMatrix stock equal to:


                           Average Market Value of AR-
                            Acacia Technologies stock       = Number of Shares
                           ---------------------------
                  1.1  X     Average Market Value of
                              AR-CombiMatrix stock

                                 $9 per share               = 0.66 shares
                           ---------------------------
                  1.1  X        $15 per share

     EXCEPTIONS TO THE DIVIDEND, REDEMPTION OR CONVERSION REQUIREMENT IF A DISPOSITION OCCURS

         We are not required to take any of the above actions for any disposition of all or substantially all of the properties and assets attributed to either group in a transaction or series of related transactions that results in our receiving for such properties and assets primarily equity securities of any entity that:

         (1) acquires such properties or assets, succeeds to the business conducted with such properties or assets, or controls such acquirer or successor; and

         (2) engages primarily or proposes to engage primarily in one or more businesses similar or complementary to the businesses conducted by that group prior to the disposition, as determined by our board of directors.

         The purpose of the exception is to enable us technically to "dispose" of properties or assets of a group to other entities engaging or proposing to engage in businesses similar or complementary to those of that group without requiring a dividend on, or a conversion or redemption of, the class of common stock of that group, so long as we hold an equity interest in that entity. A joint venture in which we own a direct or indirect equity interest is an example of such an acquirer. We are not required to control that entity, whether by ownership or contract provisions.

         We are also not required to effect a dividend, redemption or conversion if the disposition is:

         o of all or substantially all of our properties and assets in one transaction or a series of related transactions in connection with our dissolution, liquidation or winding up and the distribution of our assets to stockholders;

         o on a pro rata basis, such as in a spin-off, to the holders of all outstanding shares of the class of common stock relating to the group subject to the disposition; or

         o made to any person or entity controlled by us, as determined by our board of directors.

     NOTICES IF DISPOSITION OF GROUP ASSETS OCCURS

         Not later than the 20th trading day after the consummation of a disposition, we will announce publicly by press release:

         o    the estimated net proceeds of the disposition;

         o the number of shares outstanding of the class of common stock relating to the group subject to the disposition; and

         o the number of shares of such class of common stock into or for which convertible securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof.

         Not earlier than the 36th trading day and not later than the 40th trading day after the consummation of the disposition, we will announce publicly by press release whether we will pay a dividend or redeem shares of common stock with the net proceeds of the disposition or convert the shares of common stock of the group subject to the disposition into the other class of common stock.

         We are required to cause to be mailed to each holder of shares of the class of common stock relating to the group subject to the disposition the additional notices and other information required by the restated certificate of incorporation.

     CONVERSION OF COMMON STOCK AT OPTION OF ACACIA RESEARCH AT ANY TIME

         Our board of directors may at any time convert each share of AR-CombiMatrix stock into a number of shares of AR-Acacia Technologies stock equal to 110% of the ratio of the average market values of the AR-CombiMatrix stock to the AR-Acacia Technologies stock over a 20-trading day period. Conversely, our board of directors may also at any time convert each share of AR-Acacia Technologies stock into a number of shares of AR-CombiMatrix stock equal to 110% of the ratio of the average market values of the AR-Acacia Technologies stock to the AR-CombiMatrix stock over a 20-trading day period. We will calculate the ratio as of the fifth trading day prior to the date Acacia Research mails the conversion notice to holders.

         These provisions allow us the flexibility to recapitalize the two classes of common stock into one class of common stock that would, after such recapitalization, represent an equity interest in all of our businesses. The optional conversion or redemption could be exercised at any future time if our board of directors determines that, under the facts and circumstances then existing, an equity structure consisting of two classes of common stock was no longer in the best interests of all of its stockholders. Such exchange could be exercised, however, at a time that is disadvantageous to the holders of one of the classes of common stock.

         Many factors could affect the market values of the AR-CombiMatrix stock or the AR-Acacia Technologies stock, including our results of operations and those of each of the groups, trading volume and general economic and market conditions. Market values could also be affected by decisions by our board of directors or our management that investors perceive to affect differently one class of common stock compared to the other. These decisions could include changes to our management and allocation policies, transfers of assets between groups, allocations of corporate opportunities and financing resources between the groups and changes in dividend policies.

     REDEMPTION IN EXCHANGE FOR STOCK OF SUBSIDIARY

         Our board of directors may redeem on a pro rata basis all of the outstanding shares of AR-CombiMatrix stock or AR-Acacia Technologies stock for shares of the common stock of one or more of our wholly-owned subsidiaries which own all of the assets and liabilities attributed to the relevant group. We may redeem shares of common stock for subsidiary stock only if we have legally available funds under Delaware law.

         These provisions are intended to give us increased flexibility with respect to spinning-off the assets of one of the groups by transferring the assets of that group to one or more wholly-owned subsidiaries and redeeming the shares of common stock related to that group in exchange for stock of such subsidiary or subsidiaries. As a result of any such redemption, holders of each class of common stock would hold securities of separate legal entities operating in distinct lines of business. Such a redemption could be authorized by our board of directors at any time in the future if it determines that, under the facts and circumstances then existing, an equity structure comprised of the AR-CombiMatrix stock and the AR-Acacia Technologies stock is no longer in the best interests of all of our stockholders as a whole.

     SELECTION OF SHARES FOR REDEMPTION

         If less than all of the outstanding shares of a class of common stock are to be redeemed, we will redeem such shares proportionately from among the holders of outstanding shares of such common stock or by such method as may be determined by our board of directors to be equitable.

     FRACTIONAL INTERESTS; TRANSFER TAXES

         We will not be required to issue fractional shares of any capital stock or any fractional securities to any holder of either class of common stock upon any conversion, redemption, dividend or other distribution described above. If a fraction is not issued to a holder, we will pay cash instead of such fraction.

         We will pay all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of any shares of capital stock and/or other securities on conversion or redemption of shares.

     LIQUIDATION

         Currently, in the event of our liquidation, dissolution or termination, after payment, or provision for payment, of its debts and other liabilities and the payment of full preferential amounts to which the holders of any preferred stock are entitled, holders of existing common stock are entitled to share equally in the remaining net assets of Acacia Research.

         Under the restated certificate of incorporation, in the event of our dissolution, liquidation or winding up, after payment or provision for payment of the debts and other liabilities and full preferential amounts to which holders of any preferred stock are entitled, regardless of the group to which such shares of preferred stock were attributed, the holders of AR-CombiMatrix stock and AR-Acacia Technologies stock will be entitled to receive our assets remaining for distribution to holders of common stock on a per share basis in proportion to the liquidation units per share of such class.

         Each share of AR-CombiMatrix stock will have one liquidation unit. Each share of AR-Acacia Technologies stock will have a number of liquidation units equal to the quotient of the average market value of a share of AR-Acacia Technologies stock over the 20-trading day period ending on the 40th trading day after the effective date of the recapitalization, divided by the average market value of a share of AR-CombiMatrix stock over the same period.

         After the number of liquidation units to which each share of AR-Acacia Technologies stock is entitled has been calculated in accordance with this formula, that number will not be changed without the approval of holders of the class of common stock adversely affected except as described below. As a result, after the date of the calculation of the number of liquidation units to which the AR-Acacia Technologies stock is entitled the liquidation rights of the holders of the respective classes of common stock may not bear any relationship to the relative market values or the relative voting rights of the two classes. We consider that liquidation is a remote contingency, and our financial advisors believe that, in general, these liquidation provisions are immaterial to trading in the AR-CombiMatrix stock and the AR-Acacia Technologies stock.

         No holder of AR-CombiMatrix stock will have any special right to receive specific assets of the CombiMatrix group and no holder of AR-Acacia Technologies stock will have any special right to receive specific assets of the Acacia Technologies group in the case of a dissolution, liquidation or winding up of Acacia Research.

         If we subdivide or combine the outstanding shares of either class of common stock or declare a dividend or other distribution of shares of either class of common stock to holders of such class of common stock, the number of liquidation units of either class of common stock will be appropriately adjusted, as determined by our board of directors, to avoid any dilution in the aggregate, relative liquidation rights of any class of common stock.

         Neither a merger nor consolidation of Acacia Research into or with any other corporation, nor any sale, transfer or lease of all or any part of the assets of Acacia Research, will, alone, be deemed a liquidation or winding up of Acacia Research, or cause the dissolution of Acacia Research, for purposes of these liquidation provisions.

     DETERMINATIONS BY OUR BOARD OF DIRECTORS

         Any determinations made in good faith by our board of directors under any provision described under "Description of AR-CombiMatrix Stock and AR-Acacia Technologies Stock," and any determinations with respect to any group or the rights of holders of shares of either class of common stock, will be final and binding on all of our stockholders, subject to the rights of stockholders under applicable Delaware law and under the federal securities laws.

     PREEMPTIVE RIGHTS

         Neither the holders of AR-CombiMatrix stock nor the holders of AR-Acacia Technologies stock will have any preemptive rights or any rights to convert their shares into any other securities of Acacia Research.

 PRINCIPAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE RECAPITALIZATION

         The following discussion is a summary of the principal United States federal income tax consequences of the proposed recapitalization. The discussion insofar as it relates to you addresses only those of you who hold your Acacia Research common stock, and will, after the recapitalization, hold your AR-Acacia Technologies stock and AR-CombiMatrix stock, as capital assets. This summary does not discuss all aspects of United States federal income taxation that may be relevant to Acacia Research or our stockholders in light of their respective particular tax circumstances, nor does it discuss any state, local, foreign or non-income tax consequences. This discussion does not address the federal income tax consequences that may be applicable to taxpayers subject to special treatment under the Internal Revenue Code of 1986, as amended, which will be referred to as the "Code" in the following discussion. For example, taxpayers that may be subject to special treatment under the Code include:

         o    tax-exempt entities;

         o    partnerships, S corporations and other pass-through entities;

         o    mutual funds;

         o small business investment companies; o regulated investment companies;

         o    insurance companies and other financial institutions;

         o    dealers in securities;

         o    traders that mark to market;

         o stockholders who hold their shares as part of a hedge, appreciated financial position, straddle or conversion transaction;

         o stockholders who acquired their shares through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; and

         o individuals who are not citizens or residents of the United States, foreign corporations and other foreign entities.

         This discussion is based on the Code, Treasury Department regulations, published positions of the Internal Revenue Service, which is referred to in the following discussion as the "IRS," and court decisions now in effect, all of which are subject to change. In particular, the United States Congress could enact legislation or the Treasury Department could issue regulations or other guidance, including, without limitation, regulations issued pursuant to its broad authority under Section 337(d) of the Code, affecting the treatment of stock with characteristics similar to the AR-Acacia Technologies stock and the AR-CombiMatrix stock. Any such change, which may or may not be retroactive, could alter the tax consequences discussed in this document.

         PricewaterhouseCoopers LLP has provided an opinion to us, based on the law in effect as of the date of the filing of this proxy statement and prospectus, regarding the principal federal income tax consequences of the proposed recapitalization. The opinion has been filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this proxy statement and prospectus forms a part. The opinion relies on assumptions, including assumptions regarding the absence of changes in existing facts, and the completion of the recapitalization in accordance with this proxy statement and prospectus. The opinion also relies on representations and covenants, including those contained in the certificates furnished by officers of Acacia Research to PricewaterhouseCoopers LLP, for purposes of rendering its opinion. If any of these assumptions, representations or covenants are inaccurate, the conclusions contained in the opinion could be affected.

         It is a condition to our obligation to consummate the recapitalization that we receive an opinion of PricewaterhouseCoopers LLP, based upon reasonably requested representation letters and dated as of the closing date of the recapitalization, to the effect that the recapitalization will be treated as a reorganization described in Section 368(a)(1)(E) of the Code under the law in effect as of the closing date of the recapitalization, and we will not recognize gain or loss by reason of the issuance of the AR-CombiMatrix stock and the AR-Acacia Technologies stock, under the law in effect as of the closing date of the recapitalization.

         The principal United States federal income tax consequences of the recapitalization proposal, as set forth in the opinion filed as an exhibit to this proxy statement and prospectus are as follows:

         o The AR-CombiMatrix stock and the AR-Acacia Technologies stock will be treated as stock of Acacia Research for federal income tax purposes.

         o The exchange by you of your Acacia Research common stock for AR-CombiMatrix stock and AR-Acacia Technologies stock will constitute a recapitalization within the meaning of section 368(a)(1)(E) of the Code. We will be "a party to a reorganization" within the meaning of section 368(b) of the Code.

         o No gain or loss will be recognized by you on the exchange of your Acacia Research common stock solely for AR-CombiMatrix stock and AR-Acacia Technologies stock.

         o The payment of cash in lieu of fractional share interests of AR-CombiMatrix stock will be treated as if the fractional shares were distributed as part of the exchange to the exchange agent and then were purchased by the exchange agent. These cash payments will be treated as full payment for the stock as provided in section 1001 of the Code.

         o Your basis in the AR-CombiMatrix stock will equal a portion of your basis in the Acacia Research common stock surrendered in the exchange based on the relative fair market of the AR-CombiMatrix stock as compared to the total consideration received by you pursuant to the recapitalization. The holding period of the AR-CombiMatrix stock to be received by you will include the holding period of the Acacia Research common stock surrendered in exchange therefor, provided that you held the Acacia Research common stock as a capital asset as of the date of the exchange.

         o Your basis in the AR-Acacia Technologies stock will equal a portion of your basis in the Acacia Research common stock surrendered in the exchange based on the relative fair market of the AR-Acacia Technologies stock as compared to the total consideration received by you pursuant to the recapitalization. The holding period of the AR-Acacia Technologies stock to be received by you will include the holding period of the Acacia Research common stock surrendered in exchange therefor, provided that you held the Acacia Research common stock as a capital asset as of the date of the exchange.

         o No gain or loss will be recognized by us on the issuance of AR-CombiMatrix stock and AR-Acacia Technologies stock in exchange for the Acacia Research common stock.

         NO IRS RULING

         We have not sought any ruling from the IRS in connection with the proposed recapitalization. The IRS has announced that it will not issue advance rulings on the classification of instruments similar to the AR-Acacia Technologies stock and the AR-CombiMatrix stock that have certain voting and liquidation rights in an issuing corporation but whose dividend rights are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets held by a subsidiary of the issuing corporation. In addition, there are no court decisions or other authorities that bear directly on the tax effects of the issuance and classification of stock with the features of the AR-Acacia Technologies stock and the AR-CombiMatrix stock. Further, the tax opinion described above is not binding on the IRS or the courts. Thus, it is possible that the IRS could successfully take the position that:

         o the AR-Acacia Technologies stock and the AR-CombiMatrix stock is stock of a separate corporation, not stock of Acacia Research;

         o the receipt of AR-Acacia Technologies stock and AR-CombiMatrix stock in exchange for your Acacia Research common stock pursuant to the recapitalization is a taxable event to you; and/or

         o we recognized a significant taxable gain by reason of the recapitalization.

         The preceding summary of the tax opinion and related matters does not purport to be a complete analysis or discussion of all potential tax effects relevant to the recapitalization. Thus, you are urged to consult your own tax advisors as to the specific tax consequences to you of the recapitalization, including tax return reporting requirements, the applicability and effect of federal, state, local, foreign and other tax laws and the effect of any proposed changes in the tax laws.

                             STOCK EXCHANGE LISTINGS

         We intend to list the AR-CombiMatrix stock and the AR-Acacia Technologies stock on the NASDAQ National Market under the symbols "CBMX" and "ACTG", respectively.

                               EXCHANGE PROCEDURES

         Upon consummation of the recapitalization, your stock certificates for our existing common stock will represent shares of AR-CombiMatrix stock and AR-Acacia Technologies stock. Shortly after the recapitalization, holders of Acacia Research common stock will receive instructions on how they may exchange their existing stock certificates for new certificates representing their AR-CombiMatrix stock and their AR-Acacia Technologies stock.

                       STOCK TRANSFER AGENT AND REGISTRAR

         Our existing transfer agent, U.S. Stock Transfer Corporation, will act as the registrar and transfer agent for both the AR-CombiMatrix stock and the AR-Acacia Technologies stock.

                               FINANCIAL ADVISORS

         William Blair & Company, L.L.C. is acting as our sole advisor with respect to the structuring of the recapitalization proposal. We have agreed to pay William Blair & Company a fee of $350,000.

         We have also agreed to reimburse William Blair & Company for their reasonable out-of-pocket expenses, including the fees and expenses of their lawyers, and to indemnify them against liabilities under the Securities Act and certain other liabilities.

                     EFFECT ON EXISTING OPTIONS AND WARRANTS

         If the recapitalization is implemented, each outstanding option and warrant to acquire a share of Acacia Research common stock under our existing stock option plans or warrants will be converted into separately exercisable options or warrants, as the case may be, to acquire a fraction of a share of AR-CombiMatrix stock and one share of AR-Acacia Technologies stock. The exact conversion ratio for shares of AR-CombiMatrix stock will be equal to the quotient obtained by dividing (a) the number of shares of CombiMatrix Corporation common stock owned by Acacia Research immediately prior to the effective time of the merger by (b) the total number of shares of Acacia Research common stock issued and outstanding immediately prior to the effective time. As of April 30, 2002, this fraction was 0.5585. The exercise price for the resulting AR-Acacia Technologies stock options and warrants and AR-CombiMatrix stock options and warrants will be calculated by multiplying the exercise price under such existing stock option or warrant by a fraction, the numerator of which is the opening price of the applicable class of common stock underlying such option on the first date such stocks are traded after the recapitalization, and the denominator of which is the sum of such prices for the AR-CombiMatrix stock and the AR-Acacia Technologies stock.

         NO DISSENTERS' RIGHTS WITH RESPECT TO RECAPITALIZATION PROPOSAL

         Under Delaware law, stockholders who dissent from the recapitalization proposal will not have appraisal rights with respect to the recapitalization.

                             NO REGULATORY APPROVALS

         No state or federal regulatory approvals are required for the recapitalization.

                               THE MERGER PROPOSAL

                            DESCRIPTION OF THE MERGER

         In the proposed merger, CombiMatrix Corporation will merge with and into a specially-formed, wholly-owned subsidiary of Acacia Research. The merger subsidiary will be the surviving corporation and will be renamed "CombiMatrix Corporation." As a result of the merger, each outstanding share of CombiMatrix Corporation common stock, other than those shares held by Acacia Research, will be automatically converted into the right to receive one share of AR-CombiMatrix stock. Shares of CombiMatrix Corporation common stock held by Acacia Research or held by CombiMatrix Corporation as treasury stock will be canceled and will not be converted into AR-CombiMatrix stock.

                     ISSUANCE OF SHARES; OWNERSHIP INTERESTS

         In the merger, holders of CombiMatrix Corporation common stock other than Acacia Research will receive one share of AR-CombiMatrix stock for each share of CombiMatrix Corporation common stock owned by such stockholders immediately prior to the merger. In the recapitalization, the holders of Acacia Research common stock will receive the same number of shares of AR-CombiMatrix stock as the number of shares of CombiMatrix Corporation common stock held by Acacia Research immediately prior to the effective time of the merger.

         As a result of these transactions, (a) holders of CombiMatrix Corporation common stock other than other than Acacia Research will receive the same percentage of the issued and outstanding shares of AR-CombiMatrix stock as such stockholders' percentage ownership interest in the issued and outstanding shares of CombiMatrix Corporation common stock immediately prior to the effective time of the merger and (b) Holders of Acacia Research common stock will receive, in the aggregate, the same percentage of the issued and outstanding shares of AR-CombiMatrix stock as Acacia Research's percentage ownership interest in the issued and outstanding shares of CombiMatrix Corporation common stock immediately prior to the effective time of the merger.

         The specific percentage of the issued and outstanding shares of AR-CombiMatrix stock that will be received in the merger by holders of Acacia Research common stock and CombiMatrix Corporation common stock will depend on the specific percentage of the issued and outstanding shares of CombiMatrix Corporation common stock owned by Acacia Research and the holders of CombiMatrix Corporation common stock immediately prior to the effective time of the merger. As of April 30, 2002, Acacia Research owned 58.4% of the issued and outstanding shares of CombiMatrix Corporation common stock and the stockholders of CombiMatrix Corporation other than Acacia Research owned the remaining 41.6%. Accordingly, if the merger were to have occurred on April 30, 2002, holders of Acacia Research common stock would have received 58.4% of the issued and outstanding shares of AR-CombiMatrix stock and holders of CombiMatrix Corporation common stock other than Acacia Research would have received 41.6% of the issued and outstanding shares of AR-CombiMatrix stock.

         The relative percentage interests calculated on a fully diluted basis will depend upon the number of options and warrants outstanding immediately prior to the effective time of the merger. Based on the number of options and warrants outstanding as of April 30, 2002, the holders of Acacia Research common stock and options and warrants to purchase Acacia Research common stock would receive 54.7% of the shares of AR-CombiMatrix stock calculated on a fully diluted basis and the holders of CombiMatrix Corporation common stock, options and warrants (other than Acacia Research) would receive 45.3% of the issued and outstanding shares of AR-CombiMatrix stock calculated on a fully diluted basis. The number of outstanding options and warrants of Acacia Research, and the number of outstanding shares, options and warrants of CombiMatrix Corporation, as of April 30, 2002, are set forth in the table below:


                               ACACIA RESEARCH AND COMBIMATRIX CORPORATION
                                OUTSTANDING SHARES, OPTIONS AND WARRANTS
                                          AS OF APRIL 30, 2002
Acacia Research
      Outstanding Options and Warrants                                             5,708,400
        Vested                                                                     3,750,809
        Unvested                                                                   1,957,591

                                                                        Held by Stockholders Other than
                                             Held by Acacia Research            Acacia Research
                                             -----------------------    -------------------------------
CombiMatrix Corporation
      Issued and outstanding shares                10,963,277                      7,970,928
      Outstanding Options and Warrants                      0                      3,789,546
           Vested                                           0                      1,892,462
           Unvested                                         0                      1,897,084



                    BACKGROUND OF AND REASONS FOR THE MERGER

         Please see "The Recapitalization Proposal - Background of and Reasons for the Recapitalization Proposal" for detailed information regarding the background of and reasons for the merger.

                    RECOMMENDATION OF OUR BOARD OF DIRECTORS

         OUR BOARD OF DIRECTORS HAS CAREFULLY CONSIDERED THE MERGER PROPOSAL AND BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF ACACIA RESEARCH AND OUR STOCKHOLDERS. ACCORDINGLY, OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU APPROVE THE MERGER PROPOSAL.

                              ACCOUNTING TREATMENT

         We will account for the acquisition of the minority interest of CombiMatrix Corporation in the merger as a purchase of a business. Under this method of accounting, the assets acquired and liabilities assumed of CombiMatrix Corporation, including intangible assets, will be recorded at their fair market values as of the date of their acquisition. The results of operations and cash flows of CombiMatrix Corporation will be included in the financial statements of the CombiMatrix group following the completion of the recapitalization and merger.

         Consistent with generally accepted accounting principles ("GAAP"), amounts assigned to purchased in-process research and development -- i.e., CombiMatrix Corporation research and development projects that are still in process at the closing of the merger, but which, if unsuccessful, have no alternative future use -- must be charged as expenses on the date that the merger closes. As a result of the merger, we expect to incur a write-off related to in-process research and development totaling approximately $18.6 million. The charge related to in-process research and development will be reflected in Acacia Research Corporation's consolidated financial statement when the merger is consummated and will be allocated to the CombiMatrix group.

         Results of operations of CombiMatrix Corporation, including the related amortization of intangible assets and write-off of in-process research and development associated with the merger, will be included in the results of operations of the CombiMatrix group subsequent to the date on which the merger is completed.

      PRINCIPAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         The following discussion is a summary of the principal United States federal income tax consequences of the proposed merger. This summary does not discuss all aspects of United States federal income taxation that may be relevant to Acacia Research or our stockholders in light of their respective particular tax circumstances, nor does it discuss any state, local, foreign or non-income tax consequences. This discussion does not address the federal income tax consequences that may be applicable to taxpayers subject to special treatment under the Internal Revenue Code of 1986, as amended, which will be referred to as the "Code" in the following discussion. For example, taxpayers that may be subject to special treatment under the Code include:

         o tax-exempt entities; o partnerships, S corporations and other pass-through entities;

         o    mutual funds;

         o    small business investment companies;

         o    regulated investment companies;

         o    insurance companies and other financial institutions;

         o    dealers in securities;

         o    traders that mark to market;

         o stockholders who hold their shares as part of a hedge, appreciated financial position, straddle or conversion transaction;

         o stockholders who acquired their shares through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; and

         o individuals who are not citizens or residents of the United States, foreign corporations and other foreign entities.

         This discussion is based on the Code, Treasury Department regulations, published positions of the Internal Revenue Service, which is referred to in the following discussion as the "IRS," and court decisions now in effect, all of which are subject to change. In particular, the United States Congress could enact legislation or the Treasury Department could issue regulations or other guidance, including, without limitation, regulations issued pursuant to its broad authority under Section 337(d) of the Code, affecting the treatment of stock with characteristics similar to the AR-CombiMatrix stock. Any such change, which may or may not be retroactive, could alter the tax consequences discussed in this document.

         PricewaterhouseCoopers LLP has provided an opinion to us, based on the law in effect as of the date of the filing of this proxy statement and prospectus, regarding the principal federal income tax consequences of the proposed merger. The opinion has been filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this proxy statement and prospectus forms a part. The opinion relies on assumptions, including assumptions regarding the absence of changes in existing facts, and the completion of the merger in accordance with this proxy statement and prospectus and the merger agreement. The opinion also relies on representations and covenants, including those contained in the certificates furnished by officers of Acacia Research and CombiMatrix to PricewaterhouseCoopers LLP, for purposes of rendering its opinion. If any of these assumptions, representations or covenants are inaccurate, the conclusions contained in the opinion could be affected.

         The principal federal income tax consequences of the merger, as set forth in the opinion filed as an exhibit to this proxy statement and prospectus are as follows:

         o The AR-CombiMatrix stock will be treated as stock of Acacia Research for federal income tax purposes.

         o Provided the merger of CombiMatrix Corporation with and into Combi Acquisition Corp. qualifies as a merger under applicable state law, the acquisition by Combi Acquisition Corp. of substantially all of the assets of CombiMatrix Corporation in exchange for AR-CombiMatrix stock and the assumption by Combi Acquisition Corp. of the liabilities of CombiMatrix Corporation plus the liabilities to which the CombiMatrix Corporation assets may be subject, will qualify as a reorganization within the meaning of Sections 368(a)(1)(A) an 368(a)(2)(D) of the Code. For purposes of this paragraph, "substantially all" means at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets of CombiMatrix Corporation. Acacia Research, Combi Acquisition Corp., and CombiMatrix Corporation will each be "a party to a reorganization" within the meaning of section 368(b) of the Code.

         o No gain or loss will be recognized to CombiMatrix Corporation on the transfer of substantially all of its assets to Combi Acquisition Corp. in exchange for AR-CombiMatrix stock, cash to pay dissenters, if any, and the assumption by Combi Acquisition Corp. of the liabilities of CombiMatrix Corporation, since the cash will be distributed to the dissenting stockholders of CombiMatrix Corporation pursuant to the plan of reorganization.

         o No gain or loss will be recognized by us or Combi Acquisition Corp. on the receipt by Combi Acquisition Corp. of substantially all of CombiMatrix Corporation's assets in exchange for AR-CombiMatrix stock, cash, if any, and the assumption of the liabilities of CombiMatrix Corporation.

         o Combi Acquisition Corp. will not recognize gain or loss when it exchanges AR-CombiMatrix stock for substantially all the assets of CombiMatrix Corporation.

         o Combi Acquisition Corp.'s tax basis in the assets it receives pursuant to the merger will equal CombiMatrix Corporation's basis in those assets. Combi Acquisition Corp.'s holding period in assets it receives pursuant to the merger will include CombiMatrix Corporation's holding period in such assets.

         o Our basis in the Combi Acquisition Corp. stock will be adjusted as if we acquired the assets of CombiMatrix Corporation which were acquired by Combi Acquisition Corp. in the merger (and we assumed any liabilities which Combi Acquisition Corp. assumed or to which the CombiMatrix Corporation assets acquired were subject) directly from CombiMatrix Corporation in a transaction in which our basis in the assets of CombiMatrix Corporation was determined under
              Section 362(b) of the Code and we then transferred the CombiMatrix Corporation assets (and liabilities which Combi Acquisition Corp. assumed or to which the CombiMatrix Corporation assets acquired by Combi Acquisition Corp. were subject) to Combi Acquisition Corp. in a transaction in which our basis in Combi Acquisition Corp. stock was determined under Section 358 of the Code.

         NO IRS RULING

         We have not sought any ruling from the IRS in connection with the proposed merger. The IRS has announced that it will not issue advance rulings on the classification of an instrument similar to the AR-CombiMatrix stock that has certain voting and liquidation rights in an issuing corporation but whose dividend rights are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets held by a subsidiary of the issuing corporation. In addition, there are no court decisions or other authorities that bear directly on the tax effects of the issuance and classification of stock with the features of the AR-CombiMatrix stock. Further, the tax opinion described above is not binding on the IRS or the courts. Thus, it is possible that the IRS could successfully take the position that:

         o the AR-CombiMatrix stock is stock of a separate corporation, not stock of Acacia Research;

         o we recognized a significant taxable gain by reason of the merger or the issuance of AR-CombiMatrix stock; and/or

         o CombiMatrix Corporation is not includable in our consolidated United States federal income tax return, and, among other things, any dividends paid or deemed paid to us by CombiMatrix Corporation could be taxable to us, subject to any applicable dividends received deduction.

         The preceding summary of the tax opinion and related matters does not purport to be a complete analysis or discussion of all potential tax effects relevant to the merger. Thus, you are urged to consult your own tax advisors as to the specific tax consequences to you of the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, foreign and other tax laws and the effect of any proposed changes in the tax laws.

         OTHER TAX MATTERS

         It is a condition to our obligation to consummate the merger that we receive an opinion of PricewaterhouseCoopers LLP, based upon reasonably requested representation letters and dated as of the closing date, to the effect that the merger will be treated as a reorganization described in Section 368(a) of the Code under the law in effect as of the closing date of the merger, and we will not recognize gain or loss by reason of the issuance of AR-CombiMatrix stock, under the law in effect as of the closing date of the merger. In addition, it is a condition to the obligation of CombiMatrix Corporation to consummate the merger that CombiMatrix Corporation receive an opinion of PricewaterhouseCoopers LLP, based upon reasonably requested representation letters and dated as of the closing date, to the effect that the merger will be treated as a reorganization described in Section 368(a) of the Code under the law in effect as of the closing date of the merger. Neither we nor CombiMatrix Corporation currently intend to waive the condition that we and CombiMatrix Corporation receive the respective tax opinions described above. In the unlikely event that the parties do decide to waive the condition, however, we will recirculate this document to disclose the waiver of the condition and all related material disclosures, including the risks to our stockholders, if any, resulting from the waiver, and will resolicit proxies from our stockholders.

         APPRAISAL RIGHTS

         Our stockholders will not have any dissenters' or appraisal rights under Delaware law in connection with the merger. CombiMatrix Corporation stockholders, however, who object to the merger will have dissenters' appraisal rights.

FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER RESTRICTION AGREEMENTS

         This document does not cover any resales of the shares of AR-CombiMatrix stock to be received by CombiMatrix Corporation's stockholders in the merger, and no person is authorized to make any use of this document in connection with any such resale.

         All shares of AR-CombiMatrix stock that CombiMatrix Corporation stockholders receive in the merger will be freely transferable, with the exception of (a) the shares of AR-CombiMatrix stock received by persons who are deemed to be "affiliates" of CombiMatrix under the Securities Act of 1933, as amended, and the rules and regulations promulgated under that Act, at the time of the CombiMatrix Corporation special meeting, and (b) shares subject to any "market standoff agreement" as described below. Persons who are deemed "affiliates" may re-sell their shares of AR-CombiMatrix stock only in transactions permitted by Rule 145 under the Securities Act of 1933 or as otherwise permitted under that Act. Persons who may be deemed to be affiliates of CombiMatrix Corporation for such purposes generally include individuals or entities that control, are controlled by or are under common control with CombiMatrix Corporation and may include some officers, directors and principal stockholders of CombiMatrix Corporation. The merger agreement provides that, subject to applicable law, CombiMatrix Corporation share certificates surrendered for exchange pursuant to the merger agreement by any person constituting an "affiliate" of CombiMatrix Corporation will not be exchanged until Acacia Research receives an executed letter agreement to the effect that those persons will not offer or sell or otherwise dispose of any shares of AR-CombiMatrix stock issued to them in the merger in violation of the Securities Act of 1933.

         One of the conditions to our obligation to consummate the merger is that each director, officer and employee of CombiMatrix Corporation who is also a stockholder of CombiMatrix Corporation shall have executed a "market standoff agreement" pursuant to which each such person shall have agreed not to sell any shares of AR-CombiMatrix stock received in the merger for a period of six (6) months after the effective time of the merger. Accordingly, all such directors, officers and employees who enter into such market standoff agreements will not be permitted to sell any of the shares of AR-CombiMatrix stock that they receive in the merger during the six (6) month period following the merger.

                  PRINCIPAL PROVISIONS OF THE MERGER AGREEMENT

         The following is a summary of significant provisions of the merger agreement. For a more complete understanding of the merger agreement, you should read the agreement. The merger agreement is attached as Annex A and is incorporated into this proxy statement/prospectus by reference.

                        GENERAL DESCRIPTION OF THE MERGER

         In the proposed merger, CombiMatrix Corporation will merge into a specially formed, wholly owned subsidiary of Acacia Research. The merger subsidiary will be the surviving corporation and will be renamed "CombiMatrix Corporation."

         Immediately prior to the consummation of the merger, we will file our restated certificate of incorporation with the Delaware Secretary of State. Among other things, our restated certificate of incorporation will authorize the AR-CombiMatrix stock and the AR-Acacia Technologies stock and will split our outstanding common stock into shares of these two classes of common stock.

         As a result of the merger, each outstanding share of CombiMatrix Corporation common stock, other than those shares held by Acacia Research, will be automatically converted into the right to receive one share of AR-CombiMatrix stock. Shares of CombiMatrix Corporation common stock held by Acacia Research or held by CombiMatrix Corporation as treasury stock will be canceled and will not be converted into AR-CombiMatrix stock.

                                 EFFECTIVE TIME

         We expect to close the merger shortly after the annual meeting of stockholders. The merger will be effective upon the filing of appropriate documents with the Delaware Secretary of State, or at such later time as we may specify in those documents. We plan to file those documents soon after the special stockholders meetings.

       CONVERSION OF SHARES AND CONSIDERATION TO BE RECEIVED IN THE MERGER

         At the effective time of the merger:

         o each issued and outstanding share of CombiMatrix Corporation common stock, other than shares owned by Acacia Research and our affiliates, will be converted into the right to receive one share of AR-CombiMatrix stock; and

         o each share of CombiMatrix Corporation common stock owned by us and our affiliates will be canceled.

             EXCHANGE OF COMBIMATRIX CORPORATION STOCK CERTIFICATES

         Promptly after the effective time of the merger, we or the exchange agent will mail the following materials to each person who holds shares of CombiMatrix Corporation common stock as of the effective time:

         o a letter of transmittal to be used by the holder to surrender its shares and send them to the exchange agent to be exchanged for the merger consideration; and

         o instructions explaining to the holder what to do to effect the exchange of its shares of CombiMatrix Corporation common stock for the merger consideration.

         We will honor a request from a person surrendering a CombiMatrix Corporation common stock certificate that the AR-CombiMatrix stock being given in exchange be issued to a person other than the registered holder named on the exchange agent's books so long as the requesting person (which is approximately the same percentage interest as Acacia Research's current stock ownership interest in CombiMatrix Corporation):

         o submits all documents necessary to evidence and effect the transfer to the new holder; and

         o pays any transfer or other taxes resulting from issuing shares of AR-CombiMatrix stock to a person other than the registered holder of the certificate, unless the requesting person satisfactorily establishes to Acacia Research that any tax has been paid or is inapplicable.

         Holders of CombiMatrix Corporation common stock exchanged for AR-CombiMatrix stock in the merger will be entitled to receive dividends and other distributions on AR-CombiMatrix stock (without interest) that are declared or made with a record date after the effective time. However, dividends or other distributions will not be paid to any former holder of CombiMatrix Corporation common stock until that holder surrenders its shares of CombiMatrix Corporation common stock to the exchange agent.

               TREATMENT OF COMBIMATRIX CORPORATION STOCK OPTIONS

         At the effective time of the merger, each outstanding option to purchase shares of CombiMatrix Corporation common stock under CombiMatrix Corporation's 1995 Stock Option Plan, 1998 Stock Option Plan and 2000 Stock Awards Plan, whether or not exercisable, will be assumed by us. Each assumed option will continue to be governed by the same terms and conditions that governed it under the applicable CombiMatrix Corporation plan immediately before the effective time of the merger except that the option will be exercisable for shares of AR-CombiMatrix stock rather than CombiMatrix Corporation common stock. The number of shares of AR-CombiMatrix stock issuable upon exercise of the assumed option, as well as the exercise price, will be the same as the number of shares of CombiMatrix Corporation common stock issuable and exercise price prior to the merger.

         We have agreed to file a registration statement on Form S-8 to register the shares of AR-CombiMatrix stock subject to AR-CombiMatrix stock options. We expect that the registration statement will be effective shortly after the effective time of the merger.

         On April 30, 2002, options to purchase 3,751,496 shares of CombiMatrix Corporation common stock were outstanding and the weighted average exercise price of those options was $9.19 per share.

                  TREATMENT OF COMBIMATRIX CORPORATION WARRANTS

         At the effective time of the merger, each outstanding warrant to purchase shares of CombiMatrix Corporation common stock will be assumed by us. Each assumed warrant will continue to be governed by the same terms and conditions that governed it immediately before the effective time of the merger except that the warrant will be exercisable for shares of AR-CombiMatrix stock rather than CombiMatrix Corporation common stock. The number of shares of AR-CombiMatrix stock issuable upon exercise of the assumed warrant, as well as the exercise price, will be the same as the number of shares of CombiMatrix Corporation common stock issuable and exercise price prior to the merger.

    TREATMENT OF COMBIMATRIX CORPORATION BENEFITS AND OTHER EMPLOYEE MATTERS

         Except as described above with respect to the existing stock option plans and the proposed new stock incentive plans, there will not be any change in employee benefit programs or employee benefits as a result of the merger. Immediately after the merger employees will have the same credit, under employee benefit programs for time served in terms of eligibility, vesting, benefit accrual and determination of the level of benefits.

                         REPRESENTATIONS AND WARRANTIES

         REPRESENTATIONS AND WARRANTIES BY ACACIA RESEARCH

         The merger agreement contains representations and warranties by us and Combi Acquisition Corp., our wholly owned subsidiary which CombiMatrix Corporation will be merged with and into in the merger, as to:

         o corporate organization and similar corporate matters of Acacia Research and Combi Acquisition Corp.;

         o    the capital structure of Acacia Research and Combi Acquisition
              Corp.;

         o power and authority of Acacia Research and Combi Acquisition Corp. to execute the merger agreement subject to stockholder approval;

         o lack of any conflicts with our certificate of incorporation and bylaws, other agreements to which we are a party, and judgments, orders and other laws applicable to Acacia Research and Combi Acquisition Corp.;

         o possession and validity of all necessary government permits and compliance with all applicable laws;

         o fair presentation of our financial statements and reports filed with the Securities and Exchange Commission;

         o    validity of the AR-CombiMatrix stock to be issued in the merger;

         o    ownership, activities and liabilities of Combi Acquisition Corp.;

         o    broker's and finder's fees;

         o approval by our board of directors of the recapitalization proposal and the common stock policies; and

         o absence of knowledge of any facts or circumstances reasonably likely to prevent the merger from qualifying as a "reorganization" for federal income tax purposes.

         REPRESENTATIONS AND WARRANTIES BY COMBIMATRIX CORPORATION

         The merger agreement contains representations and warranties by CombiMatrix Corporation as to:

         o corporate organization, standing and the power of CombiMatrix Corporation and its subsidiaries;

         o    ownership of subsidiaries of CombiMatrix Corporation;

         o    capital structure and option plans of CombiMatrix Corporation;

         o lack of any conflicts with CombiMatrix Corporation's certificate of incorporation and bylaws, other agreements to which CombiMatrix Corporation is a party, and judgments, orders and other laws applicable to CombiMatrix Corporation;

         o possession and validity of all necessary government permits and compliance with all applicable laws;

         o fair presentation of CombiMatrix Corporation's financial statements;

         o absence of changes in CombiMatrix Corporation since December 31, 2001;

         o    absence of undisclosed liabilities of CombiMatrix Corporation;

         o absence of restrictions on the business activities of CombiMatrix Corporation;

         o title to properties, absence of liens and encumbrances on property used by CombiMatrix Corporation and its subsidiaries;

         o    broker's and finder's fees; and

         o absence of knowledge of any facts or circumstances reasonably likely to prevent the merger from qualifying as a "reorganization" for federal income tax purposes.

                               PRINCIPAL COVENANTS

         COMBIMATRIX CORPORATION'S CONDUCT OF BUSINESS PENDING THE MERGER

         Pursuant to the merger agreement, CombiMatrix Corporation has agreed that, until the effective time of the merger, subject to certain exceptions, CombiMatrix Corporation will carry on its business in substantially the same manner as conducted prior to the date of the merger agreement and will:

         o carry on its business in the usual, regular and ordinary course in substantially the same manner as conducted prior to the date of the merger agreement;

         o    pay and perform other obligations when due;

         o use its reasonable efforts consistent with past practice and policies to preserve intact its present business organization;

         o keep available the services of its present officers and key employees; and

         o preserve existing relationships with its customers, suppliers, distributors, licensors, licensees and other business counterparts.

         COVENANTS OF ACACIA RESEARCH

         Pursuant to the merger agreement, we have agreed that, after the effective time of the merger, subject to certain exceptions, we will:

         o assume the CombiMatrix Corporation common stock options, and file a registration statement on Form S-8 with the Securities and Exchange Commission to register the shares issuable under those assumed options; and

         o indemnify each officer and director of CombiMatrix Corporation as of the effective date and obtain a policy of directors' and officers' liability insurance for a three year period after the effective date.

         There are exceptions to these obligations in the merger agreement. CombiMatrix Corporation may also agree to further exceptions in writing.

         OTHER COVENANTS

         The merger agreement contains additional covenants, including covenants relating to:

         o preparation and distribution of this joint proxy statement/prospectus;

         o    coordination of special meetings;

         o    access to information;

         o    expenses of the merger transaction;

         o    tax filings and tax opinions;

         o prohibitions on activities which may prevent the merger from qualifying as a tax free reorganization;

         o    mutual notification of particular events;

         o    allocation of expenses;

         o    public announcements; and

         o cooperation regarding filings with governmental and other agencies and organizations.

         In addition, the merger agreement contains a general covenant requiring each party to use its reasonable best efforts to effect the consummation of the merger.

                  CONDITIONS TO THE CONSUMMATION OF THE MERGER

         CONDITIONS TO EACH PARTY'S OBLIGATIONS

         Each party's obligation to consummate the merger is subject to the satisfaction of the following conditions:

         o No court or other governmental entity of competent jurisdiction shall have entered, enacted, issued or enforced any judgment, order, statute, law or regulation that would prevent the completion of the merger, nor shall any suit, action or proceeding be pending that would prevent completion of the merger;

         o Each party's stockholders shall have approved and adopted the merger agreement, and our stockholders shall have approved the recapitalization proposal;

         o The registration statement on Form S-4 filed with the Securities and Exchange Commission has been declared effective, and no stop order has been issued;

         o The shares of AR-CombiMatrix stock to be issued in the merger to the stockholders of CombiMatrix Corporation shall have been approved for listing on the NASDAQ National Market; and

         o Each party shall have received the opinion of PricewaterhouseCoopers LLP, to the effect that the merger will be treated for federal income tax purposes as a reorganization described in Section 368(a) of the federal income tax code, and neither we nor Combi Acquisition Corp. will recognize gain or loss by reason of the issuance of the AR-CombiMatrix stock.

         ADDITIONAL CONDITIONS TO OUR OBLIGATIONS

         Our obligation to consummate the merger is subject to the satisfaction of the following additional conditions, which may be waived in writing exclusively by Acacia Research:

         o The representations and warranties of CombiMatrix Corporation in the merger agreement shall be true and correct in all respects on and as of the effective time of the merger and CombiMatrix Corporation shall have performed and complied in all material respects with all of its covenants and obligations under the merger agreement;

         o No material adverse effect with respect to CombiMatrix Corporation shall have occurred since the date of the merger agreement and no events or circumstances shall have occurred since then that would have a material adverse effect on CombiMatrix Corporation;

         o Any and all consents, waivers, assignments and approvals of CombiMatrix Corporation shall have been obtained;

         o We shall have been provided with a certificate executed on behalf of CombiMatrix Corporation by its president and chief executive officer, its chief operating officer or its chief financial officer to the effect that, as of the effective time of the merger, certain conditions have been met;

         o There shall be no more than one percent of the outstanding shares of CombiMatrix Corporation common stock dissenting to the merger agreement and seeking appraisal rights;

         o There shall not have been a "change of law" that, in our good faith judgment after consultation with its external advisors, could, if adopted, be reasonably likely to have a material adverse tax consequence to CombiMatrix Corporation, its stockholders, us or our stockholders arising from the transactions contemplated by the merger agreement;

         o Each director, officer and employee of CombiMatrix Corporation who is also a stockholder of CombiMatrix Corporation common stock shall have executed a "market standoff agreement" pursuant to which such person shall agree not to sell any AR-CombiMatrix stock which they receive in the merger for a period of six (6) months after the effective time; and

         o We shall be satisfied, in our reasonable discretion, that the merger will not be deemed a "change of control" under the CombiMatrix Corporation Executive Severance Plan.

         ADDITIONAL CONDITIONS TO OBLIGATIONS OF COMBIMATRIX CORPORATION

         The obligation of CombiMatrix Corporation to effect the merger is subject to the satisfaction of each of the following additional conditions, any of which may be waived in writing exclusively by CombiMatrix Corporation:

         o Our representations and warranties in the merger agreement shall be true and correct in all respects on and as of the effective time of the merger, and we shall have performed and complied in all material respects with all of our covenants and obligations under the merger agreement;

         o No material adverse effect with respect to our existing business shall have occurred since the date of the merger agreement and no events or circumstances shall have occurred since such date that would have a material adverse effect on our existing business;

         o There shall not have been a "change of law" that, in the good faith judgment of CombiMatrix Corporation after consultation with its external advisors, could, if adopted, be reasonably likely to have a material adverse tax consequence to CombiMatrix Corporation, its stockholders, us or our stockholders, arising from the transactions contemplated by the merger agreement;

         o Any and all consents, waivers, assignments and approvals shall have been obtained;

         o CombiMatrix Corporation shall have been provided with a certificate executed on behalf of Acacia Research by officers with titles of senior vice president or above to the effect that, as of the effective time of the merger, certain conditions have been met;

         o CombiMatrix Corporation shall have received the opinion of Allen Matkins Leck Gamble & Mallory LLP, legal counsel to Acacia Research, as to the due and valid authorization and issuance of the AR-CombiMatrix stock;

         o CombiMatrix Corporation shall have received the opinion of an investment banker of national reputation as to the fairness of the merger from a financial point of view; and

         o A special committee of disinterested directors of the CombiMatrix Corporation board of directors shall have recommended approval of the merger.

                                   TERMINATION

         The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger as follows:

o        by mutual consent; and

o        by either us or CombiMatrix Corporation, if:

                  (1) the merger has not been consummated by December 31, 2002; provided, however, that this right to terminate will not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to occur on or before that date;

                  (2) there is a final nonappealable order of a federal or state court in effect preventing consummation of the merger;

                  (3) consummation of the merger is illegal due to applicable statute, rule, regulation, injunction, order or decree;

                  (4) at the CombiMatrix Corporation special meeting the requisite vote of the CombiMatrix Corporation stockholders in favor of the merger and the merger agreement is not obtained, unless the failure to obtain the requisite vote was caused by the action or failure to act of the party seeking to terminate the merger agreement;

                  (5) at our special meeting the requisite vote of our stockholders is not obtained in favor of the merger agreement and the recapitalization proposal unless the failure to obtain the requisite vote was caused by the party seeking to terminate the merger agreement;

                  (6) any governmental action is taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the merger by any governmental body, which would (a) prohibit our ownership or operation of the business of CombiMatrix Corporation or our existing business or
(b) compel us or CombiMatrix Corporation to dispose of or hold separate all or a material portion of the business assets of CombiMatrix Corporation or our existing business as a result of the merger;

                  (7) by CombiMatrix Corporation if it is not in material breach of its obligations under the merger agreement and we have breached any representation, warranty or covenant in the merger agreement, or if any representation or warranty of ours has become untrue, provided that we shall have thirty (30) days to cure such breach or untruthfulness (unless by its nature the breach or untruthfulness cannot be cured); or

                  (8) by us if we are not in material breach of our obligations under the merger agreement and CombiMatrix Corporation has breached any representation, warranty or covenant in the merger agreement, or if any representation or warranty of CombiMatrix Corporation has become untrue, provided that CombiMatrix Corporation shall have thirty (30) days to cure such breach or untruthfulness (unless by its nature the breach or untruthfulness cannot be cured).

                              EFFECT OF TERMINATION

         In the event of termination of the merger agreement, the merger agreement shall become void and there shall be no liability or obligation on our part or on the part of Combi Acquisition Corp. or CombiMatrix Corporation, or their respective officers, directors or stockholders, except that each party will remain liable for any willful breaches of such party's covenants or intentional or willful breaches of such party's representations and warranties prior to termination.

                             AMENDMENTS AND WAIVERS

         Generally, we and CombiMatrix Corporation may amend or waive any provision of the merger agreement before the effective time of the merger. However, if a material condition is waived, we must amend the registration statement of which this prospectus and proxy statement forms a part, and CombiMatrix Corporation must resolicit proxies for the adoption of the merger agreement. Moreover, after CombiMatrix Corporation stockholders have approved the merger, their further approval would be required to modify the amount or type of consideration that they will receive in the merger or to otherwise alter the merger agreement in a manner materially adverse to them.

                   NO RELIEF FROM LIABILITY FOR WILLFUL BREACH

         No termination of the merger agreement will relieve either party of its liability for willful breach of the agreement.

                           ACACIA RESEARCH CORPORATION

                                    BUSINESS

         Acacia Research Corporation develops, acquires and licenses enabling technologies for the life sciences and media technology sectors, which comprise the two business groups of Acacia Research.

         Our life sciences business, referred to as the "CombiMatrix group," is comprised principally of CombiMatrix Corporation. Our core technology opportunity in the life sciences sector has been developed through our majority-owned subsidiary, CombiMatrix Corporation. CombiMatrix Corporation is a life science technology company with a proprietary system for rapid, cost competitive creation of DNA and other compounds on a programmable semiconductor chip. This proprietary technology has significant applications relating to genomic and proteomic research.

         Our media technologies business, collectively referred to as "Acacia Technologies group," owns technology commonly known as the V-chip. The V-chip was adopted by the manufacturers of televisions sold in the U.S. to provide blocking of certain programming based upon its content rating code, in compliance with the Telecommunications Act of 1996. The V-chip technology is protected by U.S. Patent No. 4,544,584. In addition, Acacia Technologies owns a digital media transmission ("DMT") technology enabling the digitization, encryption, storage, transmission, receipt and playback of digital content. The DMT technology is protected by five U.S. and sixteen international patents. The DMT technology is utilized by a variety of companies, including cable companies, satellite companies, telephone companies, digital radio stations, content delivery networks, Internet service providers, hardware manufacturers and software manufactures, and covers many types of digitized content including movies, music, games, live events, instructional classes and photographs. In addition, Acacia Technologies group also has an option to purchase nine U.S. patents and five foreign patents related to radio and television broadcast interaction technology.

         Following is a summary of the principal companies that constitute our two business groups:

     GROUP NAME                             DESCRIPTION OF BUSINESS
     ----------                             -----------------------

COMBIMATRIX GROUP:

CombiMatrix Corporation            A life science technology company with a
                                   proprietary system for rapid, cost
                                   competitive creation of DNA and other
                                   compounds on a programmable semiconductor chip. This proprietary technology has significant applications relating to genomic and proteomic research.

                                   CombiMatrix Corporation recently purchased
                                   Acacia Research's interest in Advanced
                                   Material Sciences, Inc., a development stage company that holds the exclusive license for CombiMatrix Corporation's biological array processor technology in certain fields of material science. CombiMatrix Corporation issued 180,982 shares of its common stock in exchange for Acacia Research's 58% interest in Advanced Material Sciences, Inc. CombiMatrix Corporation currently owns 87% of Advanced Material Sciences and the remaining interests are owned by unaffiliated entities.

ACACIA TECHNOLOGIES GROUP:

Soundview Technologies             A media technology company that owns
  Incorporated                     intellectual property related to the
                                   telecommunications field, including a
                                   television blanking system, also known as "V-chip," which licenses to television manufacturers.

Acacia Media Technologies          A media technology company that owns a
  Corporation                      digital media transmission technology used to
                                   digitize, encrypt, store, transmit, receive and playback digitized content sent via pathways such as cable, satellite and the Internet, and covering a variety of services such as those commonly known as video-on-demand, audio-on-demand and streaming media. This company also has an option to purchase nine U.S. and five foreign patents related to radio and television broadcast interaction technology.

         Following the recapitalization and merger, if approved, our stock will be divided into two classes reflecting the two business groups described above.

         For information regarding market and technology background, products and services, solutions, strategies, marketing and distribution, joint ventures, regulatory matters related to the specific business units, competition in the two sectors, research, development and engineering, management, employees, patents, licenses and franchises and other business matters, please see the relevant sections in "CombiMatrix Group - Business" and "Acacia Technologies Group - Business".

                                   MANAGEMENT

         BOARD OF DIRECTORS

         Our board of directors is fixed at six members and is divided into three classes, with each class being as nearly equal in number of directors as possible. The term of a class expires, and their successors are elected for a term of three years, at each annual meeting of our stockholders.

         Following the recapitalization and merger, if approved, our board of directors will continue to be divided into three classes and will consist of the same persons that currently serve as members of the board. For information regarding the proposed management of the respective groups, please see the relevant sections in "CombiMatrix Group - Business" and "Acacia Technologies Group - Business."

         The following table sets forth information as to the persons who serve as our directors.

                                   DIRECTOR
NAME                        AGE      SINCE      POSITIONS WITH THE COMPANY
----                        ---      -----      --------------------------
Paul R. Ryan                56       1995       Chairman and Chief Executive Officer
Robert L. Harris, II        43       2000       President and Director
Thomas B. Akin*             49       1998       Director
Fred A. de Boom*            66       1995       Director
Edward W. Frykman*          65       1996       Director
G. Louis Graziadio, III     52       2002       Director

---------------------------
* MEMBER OF THE AUDIT COMMITTEE AND THE COMPENSATION COMMITTEE

         Biographical information regarding and each of our directors is set forth below.

                     CLASS I DIRECTORS (TERMS EXPIRING 2004)

         ROBERT L. HARRIS, II has served as a director since April 2000 and as President since July 2000. Mr. Harris was previously the President and Director of Entertainment Properties Trust from 1997 to July 2000. Mr. Harris founded Entertainment Properties Trust, which is a publicly-traded company that purchases real estate from major entertainment companies. Mr. Harris led the International Division and served as Senior Vice President of AMC Entertainment from 1993 to 1997, and served as President of Carlton Browne and Company, Inc., a holding company and trust with assets in real estate, insurance and financial services, from 1984 to 1992. He also serves on the Board of Directors of the George L. Graziadio School of Business and Management at Pepperdine University.

         FRED A. DE BOOM has served as a director since February 1995. Mr. de Boom has been a principal in Sonfad Associates since June 1993. Sonfad Associates is a Los Angeles-based investment banking firm that is involved in mergers and acquisitions, private debt and equity placements, strategic and financial business planning, leveraged buy-outs and ESOP funding, bank debt refinance, asset based and lease financing, and equity for debt restructuring. Previously, he was employed as a Vice President of Tokai Bank for five years and as a Vice President of Union Bank for eight years. Mr. de Boom received his B.A. degree from Michigan State University and his M.B.A. degree from the University of Southern California.

                    CLASS II DIRECTORS (TERMS EXPIRING 2002)

         THOMAS B. AKIN has served as a director since May 1998. Mr. Akin has been the Managing General Partner of four private investment funds (Talkot Partners I, Talkot Partners II, LLC, Talkot Crossover Fund, L.P., and Talkot Capital) since 1996. Mr. Akin previously served in a variety of capacities for Merrill Lynch and Co., including Managing Director of Western Regional Sales from 1986 to 1994. Mr. Akin holds a B.A. from the University of California at Santa Cruz and attended the University of California at Los Angeles Graduate School of Business.

         EDWARD W. FRYKMAN has served as a director since April 1996. Mr. Frykman has been an Account Executive with Crowell, Weedon & Co. since 1992. Previously, Mr. Frykman served as Senior Vice President of L.H. Friend & Co. Both Crowell, Weedon & Co. and L.H. Friend & Co. are investment brokerage firms located in Southern California. In addition, Mr. Frykman was a Senior Account Executive with Shearson Lehman Hutton where he served as the Manager of the Los Angeles Regional Retail Office.

                    CLASS III DIRECTOR (TERMS EXPIRING 2003)

         PAUL R. RYAN has served as a director since August 1995, as Chief Executive Officer since January 1997 and as Chairman since April 2000. He also served as President of the Company from January 1997 until July 2000. Prior to being named Chief Executive Officer, he was Executive Vice President and Chief Investment Officer of Acacia Research from 1996 through 1997 and Vice President, Capital Management, of Acacia Research from 1995 through 1996. He was formerly co-founder and general partner of the American Health Care Fund, L.P., held positions with Young & Rubicam, Ogilvy & Mather, and Merrill Lynch and was a private venture capital investor. Mr. Ryan holds a B.S. from Cornell University and attended the New York University Graduate School of Business.

         G. LOUIS GRAZIADIO, III has been a director since February 2002. Since 1990, Mr. Graziadio has held the positions of Chairman and Chief Executive Officer of Second Southern Corp., the managing partner of Ginarra Partners, L.L.C., a California company engaged in a wide range of investment activities and business ventures. He also serves as a director of Graziadio Development Company, California Rice Bran Co., Inc., Beachcliff Real Estate, Inc., Boss Holdings, Inc. and Boss Manufacturing, Co.

         EXECUTIVE OFFICERS

         Following the recapitalization and merger, if approved, we anticipate that our executive officers will remain the same. Certain of our executive officers also serve as officers of the subsidiaries that constitute our respective business groups. For information regarding the proposed management of the respective groups, please see the relevant sections in "CombiMatrix Group - Business" and "Acacia Technologies Group - Business."

         Set forth below is certain information concerning our executive officers as of the date hereof.

 NAME                    AGE    POSITIONS
----------------------- ------ -----------------------------------------------------------------------
 Paul R. Ryan            56     Chairman and Chief Executive Officer
 Robert L. Harris, II    43     President
 Clayton J. Haynes       32     Chief Financial Officer, Treasurer and Senior Vice President, Finance
 Amit Kumar, Ph.D        37     Chief Executive Officer and President of CombiMatrix Corporation

         The following is biographical information and a brief description of the capacities in which each of the executive officers has served during the past five years. Biographical information on Messrs. Ryan and Harris is set forth above under "Directors."

         CLAYTON J. HAYNES joined us in April 2001 as Treasurer and Senior Vice President, Finance. In November 2001, Mr. Haynes was appointed Chief Financial Officer of Acacia Research. From 1992 to March 2001, Mr. Haynes was employed by PricewaterhouseCoopers LLP, ultimately serving as a Manager in the Business Advisory Services practice. Mr. Haynes received a B.A. from the University of California at Los Angeles, is a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants.

         AMIT KUMAR, PH.D. joined us in July 2000 as Senior Vice President of Life Sciences. Dr. Kumar was appointed to the position of Chief Executive Officer and President of CombiMatrix Corporation, a majority owned subsidiary of Acacia Research, in September 2001. From 1999 to 2000, Dr. Kumar was CEO and President of Signature Bioscience, a genomic and proteomic tool company. From 1998 to 1999, he was an Entrepreneur in Residence at Oak Investment Partners, specializing in emerging life science and biotechnology companies. Dr. Kumar held the position of Senior Manager at IDEXX Laboratories, and was Head of Research and Development at Idetek Corporation from 1995 to 1998. Dr. Kumar attended Stanford University, received his Ph.D. from the California Institute of Technology and was a Post Doctorate Fellow at Harvard University.

EMPLOYEES

         As of April 30, 2002, Acacia Research and its CombiMatrix subsidiary had 105 full-time employees. We are not a party to any collective bargaining agreement. We consider our employee relations to be good.

         For more information regarding employees, please see the relevant sections in "CombiMatrix Group - Business" and "Acacia Technologies Group - Business."

PROPERTIES

         We lease approximately 7,143 square feet of office space in Newport Beach, California, under a lease agreement that expires in February 2007. We also lease approximately 7,019 square feet of office space in Pasadena, California, under a lease agreement that expires in November 2003, which is subleased through the remaining term of the lease agreement. Our consolidated subsidiary, CombiMatrix Corporation, leases office and laboratory space totaling approximately 63,537 square feet located north of Seattle, Washington, under a lease agreement that expires in December 2008.

         We are a guarantor under a lease agreement for office space in Hollywood, California that expires in August 2005. That lease agreement was entered into by Soundbreak.com, which ceased operations in February 2001. A portion of those leased premises is subleased through the remaining term of that lease agreement. Acacia Research continues to pursue opportunities to sublease the remaining space.

         For more information regarding properties, please see the relevant sections in "CombiMatrix Group - Business" and "Acacia Technologies Group - Business."

LEGAL PROCEEDINGS

         In the ordinary course of our business, we are regularly subject of, or party to, various pending or threatened legal actions. We believe that any liability arising from these actions will not have a material adverse effect on its financial position, results of operations or cash flows.

         For information regarding legal proceedings, please see the relevant sections in "CombiMatrix Group - Business" and "Acacia Technologies Group - Business."

THE INVESTMENT COMPANY ACT OF 1940

         The regulatory scope of the Investment Company Act of 1940 ("Investment Company Act"), which was enacted principally for the purpose of regulating vehicles for pooled investments in securities, extends generally to companies engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. We believe that our anticipated principal activities will not subject us to regulation under the Investment Company Act. However, the Investment Company Act may also apply to a company which does not intend to be characterized as an investment company but which, nevertheless, engages in activities which may be deemed to be within the scope of certain provisions of the Investment Company Act. In such an event, we may become subject to certain restrictions relating to our activities, including restrictions on the nature of our investments and the issuance of securities. In addition, the Investment Company Act imposes certain requirements on companies deemed to be within its regulatory scope, including registration as an investment company, adoption of a specific form of corporate structure and compliance with certain burdensome reporting, record-keeping, voting, proxy, disclosure and other rules and regulations, all of which could cause significant registration and compliance costs. Accordingly, we will continue to review our activities from time to time with a view toward reducing the likelihood that we could be classified as an "investment company" within scope of the Investment Company Act.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

         Acacia Research develops, licenses and provides products for the media technology and life science sectors. Acacia Research's media technologies and life sciences businesses are referred to as the "Acacia Technologies group" and the "CombiMatrix group," respectively. Acacia Research licenses its V-chip technology to television manufacturers and owns pioneering technology for digital streaming and audio and video-on-demand. We will continue to pursue both licensing and strategic business alliances with leading companies in the rapidly growing media technologies industry. Acacia Research's core technology opportunity in the life science sector has been developed through our majority-owned subsidiary, CombiMatrix Corporation, which is developing a proprietary system for rapid, cost competitive creation of DNA and other compounds on a programmable semiconductor chip.

         In 2001, our financial condition and results of operations were highlighted by the receipt of $25.6 million in payments from the licensing of our television V-chip technology, and $6.4 million received by CombiMatrix Corporation pursuant to separate license, supply and research and development agreements with Roche Diagnostics GmbH ("Roche") and the National Aeronautics and Space Administration ("NASA") and continued performance under its Phase II SBIR contract with the U.S. Department of Defense. In addition, CombiMatrix Corporation continued its expansion of research and development activities in 2001. In 2000, our financial condition and results of operations were highlighted primarily by the continued expansion of research and development and the building of the management team at CombiMatrix Corporation. In 1999, our financial condition and results of operations were highlighted primarily by the investment in our subsidiary, Soundbreak.com, and the expansion associated with CombiMatrix Corporation's research and development. In the following discussion and analysis, the period-to-period comparisons must be viewed in light of the impact that the acquisition and disposition of securities of various business interests has had on our financial condition and results of operations.

         During 2001, we began to receive significant payments from the licensing of our television V-chip technology to television manufacturers. In addition, CombiMatrix Corporation began to receive significant payments from its strategic partners and licensees. However, to date, our subsidiary companies have relied primarily upon selling equity securities, including sales to and loans from us, to generate the funds needed to finance the implementation of their plans of operation. Our subsidiary companies may be required to obtain additional financing through bank borrowings, debt or equity financings or otherwise, which would require us to make additional investments or face a dilution of our equity interests.

         We cannot assure that we will not encounter unforeseen difficulties that may deplete our capital resources more rapidly than anticipated. Any efforts to seek additional funds could be made through equity, debt or other external financings; however, we cannot assure that additional funding will be available on favorable terms, if at all. If we fail to obtain additional funding when needed for us and our subsidiary companies, we may not be able to execute our business plans and our business may suffer.

ACQUISITION AND OPERATING ACTIVITIES

         During 2001, we continued to significantly increase financing, acquisition and operating activities while receiving significant payments from our media technologies licensing arrangements and from our life science strategic partners and licensees. We intend to continue to pursue both licensing and strategic business alliances with leading companies in the rapidly growing media technologies industry. Additionally, we intend to continue to invest in growing our life science businesses by identifying and developing opportunities in the life science sector that will be created by commercializing the new biochip technology of CombiMatrix Corporation and other related investments in that sector. Financing activities are listed in the "Liquidity and Capital Resources" section that follows. Highlights of the acquisition and operating activities for the year ended December 31, 2001 include:

FIRST QUARTER:

         In the first quarter of 2001, Soundview Technologies executed separate settlement and/or license agreements with Samsung Electronics, Hitachi America, Ltd., LG Electronics, Inc., Funai Electric Company, Ltd., Daewoo Electronics Corporation of America and Sanyo Manufacturing Corporation. In addition, Soundview Technologies settled its lawsuits with Pioneer Electronics (USA) Incorporated. Certain of these license agreements constitute settlements of patent infringement litigation brought by Soundview Technologies. The settlement and license agreements provide for licensing payments to Soundview Technologies, and grant non-exclusive licenses of Soundview Technologies' U.S. Patent No. 4,554,584 to the respective television manufacturers. Certain of these settlement and license agreements provide for future royalty payments to Soundview Technologies. We received, and recognized as revenue, $2.4 million in license fee payments during the first quarter of 2001. In addition, we received a payment of $1.0 million pursuant to a settlement and license agreement executed in December 2000, which is included in deferred revenues at December 31, 2001.

         In February 2001, the board of directors of Soundbreak.com resolved to cease operations as of February 15, 2001 and liquidate its remaining assets and liabilities of the company. Accordingly, we reported the results of operations and the estimated loss on disposal of Soundbreak.com as results of discontinued operations in the consolidated statements of operations and comprehensive loss as of and for the year ended December 31, 2000.

SECOND QUARTER:

         In June 2001, our ownership interest in Soundview Technologies increased from 67% to 100%, following Soundview Technologies' completion of a stock repurchase transaction with its former minority stockholders. Soundview Technologies repurchased the stock of its former minority stockholders in exchange for a cash payment and the grant to such stockholders of the right to receive 26% of future net revenues generated by Soundview Technologies' current patent portfolio, which includes its V-chip patent.

         During the second quarter of 2001, Soundview Technologies executed separate settlement and license agreements with Thomson Multimedia, Inc. and JVC Americas Corporation. Certain of these settlement and license agreements provide for future royalty payments to Soundview Technologies. We received, and recognized as revenue, license fee payments totaling $10.0 million during the second quarter of 2001.

THIRD QUARTER:

         In the third quarter of 2001, Soundview Technologies executed separate settlement and/or license agreements with Matsushita Electric Industrial Co., Ltd. and Orion Electric Co., Ltd. We received, and recognized as revenue, license fee payments totaling $10.7 million during the third quarter of 2001. In addition, we received a payment of $0.5 million pursuant to a license agreement executed in December 2000, which is included in deferred revenues at December 31, 2001.

         In July 2001, CombiMatrix Corporation entered into a non-exclusive worldwide license, supply, and research and development agreement with Roche. Under the terms of the agreement, it is contemplated that Roche will purchase, use and resell CombiMatrix Corporation's biochips (microarrays) and related technology for rapid production of customizable biochips. Additionally, CombiMatrix Corporation and Roche will develop a platform technology, providing a range of standardized biochips for use in important research applications. Roche will make payments for the deliverables contemplated and for expanded license rights.

         The agreement allows Roche in the future to use, develop and resell licensed CombiMatrix Corporation products in diagnostic applications. The agreement includes a revenue sharing arrangement and has a term of 15 years. The agreement provides for minimum payments by Roche to CombiMatrix Corporation over the first three years, including milestone achievements, payments for products, royalties and research and development projects. In the third quarter of 2001, CombiMatrix Corporation received an up-front payment under the Roche agreement, which is included in deferred revenues at December 31, 2001.

         In August 2001, CombiMatrix Corporation entered into a license and supply agreement with NASA. The agreement provides for the license, purchase and use by the NASA Ames Research Center of CombiMatrix Corporation's active biochips (microarrays) and related technology to conduct biological research in terrestrial laboratories and in space.

FOURTH QUARTER:

         On October 22, 2001, our board of directors declared a ten percent stock dividend. The stock dividend, totaling 1,777,710 shares, was distributed on December 5, 2001 for stockholders of record as of November 21, 2001. All share and per share information presented herein is adjusted for the stock dividend.

         In October 2001, CombiMatrix Corporation formed a joint venture with Marubeni Japan, one of Japan's leading trading companies. The joint venture, based in Tokyo, will focus on development and licensing opportunities for CombiMatrix Corporation's biochip technology with pharmaceutical and biotechnology companies in the Japanese market. Marubeni made an investment to acquire a ten percent minority interest in the joint venture.

         In November 2001, we increased our ownership interest in Acacia Media Technologies, formerly Greenwich Information Technologies LLC, from 33% to 100% through the purchase of the ownership interest of the former limited liability company's other member. In December 2001, we converted the company from a limited liability company to a corporation and changed the name of the company to Acacia Media Technologies Corporation. Acacia Media Technologies owns a worldwide portfolio of pioneering patents relating to audio and video transmission and receiving systems, commonly known as audio-on-demand and video-on-demand, used for distributing content via various methods including computer networks, cable television systems and direct broadcasting satellite systems.

         In December 2001, CombiMatrix Corporation completed a major milestone in its strategic alliance with Roche. CombiMatrix Corporation demonstrated several key performance metrics of its custom in-situ microarray system. In the fourth quarter of 2001, CombiMatrix Corporation received certain milestone payments under the Roche agreement, which are included in deferred revenues at December 31, 2001.

         In the fourth quarter of 2001, we received, and recognized as revenue, license fee payments totaling $1.0 million. In addition, CombiMatrix Corporation received payments under its license and supply agreement with NASA, which are included in deferred revenues at December 31, 2001.

         As of September 30, 2001, CombiMatrix Corporation capitalized costs incurred in connection with the filing of a registration statement with the Securities and Exchange Commission in November 2000, totaling $1.4 million. Approximately $0.9 million of these costs were included in current assets in our December 31, 2000 consolidated balance sheet. In the fourth quarter of 2001, all of these deferred costs were charged to operations due to uncertainty regarding the future recoverability of such costs stemming from unfavorable market conditions in late 2001 and early 2002.

EFFECT OF VARIOUS ACCOUNTING METHODS ON OUR RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES

         We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

         o    revenue recognition;
         o    research and development expenses;
         o    litigation, claims and assessments;
         o    stock-based compensation;
         o    accounting for income taxes; and
         o    valuation of long-lived and intangible assets and goodwill.

         REVENUE RECOGNITION. We derive our revenues from three primary sources:
(i) fees from the licensing of our television V-chip technology to television manufacturers, (ii) revenues under multiple-element arrangements with strategic partners and licensees and (iii) government grant revenues.

         As described below, significant management judgments must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if our management made different judgments.

         Television V-chip License Fees: Our television V-chip technology settlement and/or license agreements provide for the payment of contractually determined license fees to us in consideration for the grant to certain television manufacturers of a non-exclusive, retroactive and future license to manufacture and/or sell products covered by Soundview Technologies' U.S. Patent No. 4,554,584, through July 2003. Certain of the agreements also provide for future royalties or additional required payments based on future television sales or the outcome of future litigation and settlement activities. The agreements executed with the various television manufacturers include certain release provisions with respect to Soundview Technologies' ongoing patent infringement and anti-trust enforcement efforts. Amounts received under the settlement and license agreements are recorded as license fee income in our consolidated statement of operations and comprehensive loss.

         License fee income is recognized as revenue when (i) persuasive evidence of an arrangement exists, (ii) all obligations have been performed pursuant to the terms of the license agreement, (iii) amounts are fixed or determinable and (iv) collectibility of amounts is reasonably assured. Pursuant to the terms of the agreements, we have no further obligation with respect to the sale of the non-exclusive retroactive and future license, including no express or implied obligation on our part to maintain or upgrade the technology or license, or provide future support or services. Generally, the agreements provide for the grant of the license upon receipt by Soundview Technologies of payment of the contractual license fee. As such, the earnings process is generally complete upon the receipt of payment from the television manufacturer, and revenue is recognized when all of the criteria above are met.

         License fee payments received by us that do not meet the revenue recognition criteria above are recorded as deferred revenues until the criteria are met. In the event that license fee amounts due from television manufacturers have been accrued, we assess collection based on a number of factors, including past transaction history and credit-worthiness. If we determine that collection of an accrued license fee is not reasonably assured, we defer the fee and recognize revenue upon receipt of cash.

         Revenues Under Multiple-Element Arrangements with Strategic Partners and Licensees: CombiMatrix Corporation entered into a non-exclusive worldwide license, supply, research and development agreement with Roche in July 2001. Under the terms of the agreement, Roche will purchase, use and resell CombiMatrix Corporation's microarray and related technologies for rapid production of customizable biochips. Additionally, CombiMatrix Corporation and Roche will develop a platform technology, providing a range of standardized biochips for use in research applications. The agreement has a 15-year term and provides for minimum payments by Roche to CombiMatrix Corporation over the first three years, including milestone achievements, payments for products, royalties and research and development projects.

         Revenues from the sale of products and services under multiple-element arrangements are recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fees are fixed and determinable and (iv) collectibility is reasonably assured.

         Pursuant to Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"), an arrangement with multiple deliverables should be segmented into individual units of accounting based on the separate deliverables only if there is objective and reliable evidence of fair value to allocate the consideration to the deliverables. Accordingly, revenues from multiple-element arrangements involving license fees, up-front payments and milestone payments, which are received or billable in connection with other rights and services that represent continuing obligations of CombiMatrix Corporation, are deferred until all of the elements have been delivered or until objective and verifiable evidence of the fair value of the undelivered elements has been established.

         Upon establishing verifiable evidence of the fair value of the elements in multiple-element arrangements, the fair value is allocated to each element of the arrangement, such as licensing or research and development deliverables, based on the relative fair values of the elements. We determine the fair value of each element in multiple-element arrangements based on objective and verifiable evidence of the price charged when the same element is sold separately. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

         For the year ended December 31, 2001, CombiMatrix Corporation received payments totaling $5.3 million from Roche, including up-front payments and milestone payments, which are classified as deferred revenues in the accompanying December 31, 2001 consolidated balance sheet due to management's determination that the payments received relate to elements for which objective and reliable evidence of fair value does not currently exist. Pursuant to SAB No. 101, the elements associated with the amounts received to date and additional payments will be treated as one accounting unit. The up-front fees and cash payments received upon the accomplishment of the contractual milestones will be deferred. Revenue will be recognized when all of the related elements, for which objective and reliable evidence does not exist, have been delivered and there is objective and reliable evidence to support the fair value for all of the undelivered elements.

         GOVERNMENT GRANTS: Revenues from government grants and contracts are recognized when the related services are performed and approved by the grantor and when collectibility is reasonably assured. Amounts recognized are limited to amounts due from customers based upon the contract or grant terms.

         RESEARCH AND DEVELOPMENT EXPENSES. Our research and development expenses to date have been incurred primarily by our subsidiary, CombiMatrix Corporation. CombiMatrix Corporation is engaged in several research and development initiatives to expand its product offerings by increasing the number of test sites on their active biochips from 1,024 sites per square centimeter currently to over 10,000 sites per square centimeter and by developing additional applications of its technology for drug discovery and development.

         Research and development expenses have been CombiMatrix Corporation's largest expense to date. Research and development expenses primarily relate to costs of developing its semiconductor-based, active biochip system, including salaries and benefits, recruiting and relocation expenses related to the expansion of its research and development staff, costs associated with increased usage of laboratory materials and supplies and increased facilities costs. CombiMatrix Corporation expects to continue to incur significant expenses for research and development, for developing and expanding its manufacturing capabilities and for other efforts to commercialize its products. As a result, we expect that our research and development expenses will continue to increase in the foreseeable future.

         In July 2001, CombiMatrix Corporation signed a non-exclusive license and supply agreement and a research and development agreement with Roche in the genomics and related diagnostic fields, which provide for payments to CombiMatrix Corporation upon development of proposed products incorporating its technology. In 2001, research and development expenses incurred were primarily driven by CombiMatrix Corporation's obligations under the research and development agreement with Roche. These projects include continued development of production microarray synthesis techniques, as well as higher density microarrays. These projects are expected to continue into 2002 and 2003 as determined by the timelines outlined in CombiMatrix Corporation's agreements with Roche.

         We account for research and development expenses pursuant to Statement of Financial Accounting Standards ("SFAS") No. 2, "Accounting for Research and Development Costs" ("SFAS No. 2"). SFAS No. 2 requires that all research and development costs, as defined therein, be charged to expense as incurred. Research and development expenses incurred to date consist of costs incurred for direct and overhead-related research expenses and are expensed as incurred. Costs to acquire technologies which are utilized in research and development and which have no alternative future use are expensed when incurred. Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain. Under SFAS No. 2, research and development refers to a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. Significant management estimates are required with respect to the determination of which costs relate to plans or designs for a new product or process or for a significant improvement to an existing product. Had management determined that certain costs incurred were not related to research and development activities, different accounting treatment for such costs may have been required.

         The costs of software developed for use in CombiMatrix Corporation's products are expensed as incurred until technological feasibility for the software has been established. Software development costs incurred to date have been classified as research and development expenses. Significant management estimates are required with respect to the determination of when technological feasibility for the software has been established. Technological feasibility is established upon completion of a detail program design or, in its absence, completion of a working model. Thereafter, all software production costs are required to be capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Had management made differing judgments regarding technological feasibility, different accounting treatment of costs of software developed for use in CombiMatrix Corporation's products may have been required.

         LITIGATION, CLAIMS AND ASSESSMENTS. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Specifically, our management must make estimates of whether
(i) it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and (ii) whether the amount of loss can be reasonably estimated. In the event that in management's estimation it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and amounts of loss can be reasonably estimated, the estimated contingent loss from the loss contingency is accrued by a charge to income.

         Because of the uncertainties related to both probabilities of outcome and amounts and ranges of potential loss associated with outstanding claims and pending litigation at December 31, 2001, management is unable to make a reasonable estimate of the likelihood of outcome or the liability that could result from an unfavorable outcome. As such, we have not accrued for any loss contingencies as of December 31, 2001. As additional information becomes available, we will assess the potential liability related to our pending litigation and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operation and financial position.

         STOCK-BASED COMPENSATION. Acacia Research's stock option policies provide for the granting of stock options to employees, generally, at exercise prices equal to the fair value of the underlying stock on the date of grant. The fair values of Acacia Research stock option grants are determined by reference to the quoted market prices of our stock as listed on the NASDAQ National Market on the grant date. The fair values of stock options granted by our non-public subsidiaries are determined by the board of directors of the respective companies.

         Non-cash stock compensation cost related to stock options issued to employees is accounted for in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Compensation cost attributable to such options is recognized based on the difference, if any, between the closing market price of the stock on the date of grant and the exercise price of the option. Compensation cost is deferred and amortized on an accelerated basis over the vesting period of the individual option awards using the amortization method prescribed in Financial Accounting Standards Board ("FASB") Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" ("FIN No. 28"). Non-cash compensation cost of stock options and warrants issued to non-employee service providers, which has not been significant, is accounted for under the fair value method required by SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

         During the year ended December 31, 2000, CombiMatrix Corporation recorded deferred non-cash stock compensation charges aggregating approximately $53.8 million in connection with the granting of stock options. Pursuant to Acacia Research's policy, the stock options were originally granted by CombiMatrix Corporation at exercise prices equal to the fair value of the underlying CombiMatrix Corporation common stock on the date of grant as determined by its board of directors. However, such exercise prices were subsequently determined to have been granted at exercise prices below fair value due to a substantial step-up in the fair value of CombiMatrix Corporation common stock pursuant to a valuation provided by an investment banker in contemplation of a potential CombiMatrix Corporation initial public offering in 2000. In connection with the proposed CombiMatrix Corporation initial public offering and pursuant to Securities and Exchange Commission rules and guidelines, we were required to reassess the value of stock options issued during the one-year period preceding the potential initial public offering and utilize the stepped-up fair value provided by the investment banker for purposes of determining whether such stock option issuances were compensatory, resulting in the calculation of the $53.8 million in deferred non-cash stock compensation charges in 2000. Deferred non-cash stock compensation charges are being amortized over the respective option grant vesting periods, which range from one to four years. Non-cash stock compensation charged to income during 2001 totaled $20.8 million and related primarily to the continued amortization of CombiMatrix Corporation's deferred stock compensation amounts during 2001. Pursuant to the vesting terms of CombiMatrix Corporation's stock options outstanding at December 31, 2001, we will incur non-cash stock compensation amortization expenses of $8.1 million in 2002, $3.6 million in 2003 and $1.1 million in 2004.

         During the third and fourth quarters of 2001, certain CombiMatrix Corporation unvested stock options were forfeited. Pursuant to the provisions of APB No. 25 and related interpretations, the reversal of previously recognized non-cash stock compensation expense on forfeited unvested stock options, in the amount of $4.7 million, has been reflected in the 2001 consolidated statement of operations and comprehensive loss as a reduction in 2001 non-cash stock compensation expense. In addition, the forfeiture of certain unvested options during 2001 resulted in a reduction of the remaining deferred non-cash stock compensation expense scheduled to be amortized in future periods.

         Amounts to be amortized in future periods reflected above may be impacted by certain subsequent stock option transactions including modification of terms, cancellations, forfeitures and other activity.

         ACCOUNTING FOR INCOME TAXES. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the estimating of our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, amortization of intangibles and asset depreciation for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations and comprehensive loss.

         Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and our valuation allowance. We have recorded a full valuation allowance against our net deferred tax assets of $49.9 million as of December 31, 2001, due to uncertainties related to our ability to utilize our deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. In assessing the need for a valuation allowance, we have considered our estimates of future taxable income, the period over which our deferred tax assets may be recoverable, our history of losses and our assessment of the probability of continuing losses in the foreseeable future. In management's estimate, any positive indicators, including forecasts of potential future profitability of our businesses, are outweighed by the uncertainties surrounding our estimates and judgments of potential future taxable income. In the event that actual results differ from these estimates or we adjust these estimates should we believe we would be a to realize these deferred tax assets in the future, an adjustment to the valuation allowance would increase income in the period such determination was made. Any changes in the valuation allowance could materially impact our financial position and results of operations.

         VALUATION OF LONG-LIVED AND INTANGIBLE ASSETS AND GOODWILL. We assess the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

         o significant underperformance relative to expected historical or projected future operating results;

         o significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

         o    significant negative industry or economic trends; and

         o    significant decline in our stock price for a sustained period.

         When we determine that the carrying value of intangibles, long-lived assets and related goodwill and enterprise level goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. Net intangible assets, long-lived assets and goodwill amounted to $21.4 million as of December 31, 2001.

         In 2002, SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), became effective and as a result, we will cease to amortize approximately $4.7 million of goodwill effective January 1, 2002. We recorded approximately $1.1 million of amortization on these amounts during 2001. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. We expect to complete our initial review during the first quarter of 2002. We currently do not expect to record an impairment charge upon completion of the initial impairment review. However there can be no assurance that at the time the review is completed, a material impairment charge will not be recorded.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 requires long-lived assets to be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In conjunction with such tests, it may be necessary to review depreciation estimates and methods as required by APB Opinion No. 20, "Accounting Changes," or the amortization period as required by SFAS No. 142.

ACCOUNTING FOR INVESTMENTS

         The various interests that we acquire in our investees are accounted for under two broad accounting methods: (i) the consolidation method and (ii) the equity method. The applicable accounting method is generally determined based on our voting interest in an investee.

         Consolidation. Investees in which we directly or indirectly own more than 50% of the outstanding voting securities are generally accounted for under the consolidation method of accounting. Under this method, the investee's accounts are reflected within our consolidated statements of operations and comprehensive loss. Participation of other stockholders in the earnings or losses of a consolidated investee is reflected in the caption "minority interests" in our consolidated statements of operations and comprehensive loss. Minority interests adjust our consolidated net results of operations to reflect only our share of the earnings or losses of consolidated, non-wholly-owned investees. In the case in which losses applicable to the minority interests in an investee exceed the minority interests in the equity capital of the investee, such excess and any further losses applicable to the minority interests are charged against the majority interest. However, if future earnings materialize, the majority interest will be credited to the extent of such losses previously absorbed.

         Equity Method. Investees, over whom we exercise significant influence, whose results we do not consolidate, are generally accounted for under the equity method of accounting. Whether or not we exercise significant influence with respect to an investee depends on an evaluation of several factors including, among others, representation on the investee's board of directors and ownership level, which is generally 20% to 50% interest in the voting securities of the investee, including voting rights associated with our holdings in common, preferred and other convertible instruments in the investee. Under the equity method of accounting, an investee's accounts are not reflected within our consolidated statements of operations and comprehensive loss; however, our share of the earnings or losses of the investee is reflected in the caption "equity income (losses) of affiliates" in the consolidated statements of operations and comprehensive loss.

         At December 31, 2001, we have consolidated all of our investees over whom we exercise significant control. On November 1, 2001, we increased our ownership interest in Acacia Media Technologies from 33% to 100% through the purchase of the ownership interest of the former limited liability company's other member. The results of operations have been included in the consolidated statements of operations and comprehensive loss from November 1, 2001.

         In most cases, we have representation on the boards of directors of our investees. In addition to our investments in voting equity securities, we also periodically make advances to our subsidiaries in the form of promissory notes.

RESULTS OF OPERATIONS
                                                                 2001            2000            1999
                                                            --------------  --------------  --------------
Revenues...............................................     $  24,636,000   $      57,000   $     266,000
Research and development expenses......................       (18,839,000)    (11,864,000)     (1,806,000)
Marketing, general and administrative expenses.........       (46,300,000)    (22,089,000)     (4,418,000)
Amortization of patents and goodwill...................        (2,695,000)     (2,251,000)     (1,622,000)
Loss on disposal of consolidated subsidiaries..........                --      (1,016,000)             --
Other income (expense), net............................         4,166,000      (1,235,000)     (1,042,000)
Minority interests.....................................        17,540,000       9,166,000       1,221,000
Loss from discontinued operations of Soundbreak.com....                --      (7,443,000)       (776,000)
Loss from disposal of Soundbreak.com...................                --      (2,111,000)             --
(Provision) benefit for income taxes...................          (780,000)         73,000         (20,000)
Cumulative effect of change in accounting principle....                --        (246,000)             --
Net loss...............................................     $ (22,272,000)  $ (38,959,000)   $ (8,197,000)

2001 COMPARED TO 2000

         LICENSE FEE INCOME. In 2001, license fee income was $24.2 million as compared to no license fee income during 2000. The increase in license fee income for 2001 resulted primarily from the settlement of patent infringement litigation brought by Soundview Technologies and includes license fee amounts received from eleven of the twelve television manufacturers with whom we have executed separate settlement and/or license agreements during 2001 and 2000. Pursuant to the terms of the respective settlement and license agreements with each of the television manufacturers, Soundview Technologies granted to such manufacturers, non-exclusive licenses for its U.S. Patent No. 4,554,584.

         GRANT REVENUE. In 2001, grant revenue was $0.5 million as compared to $0.02 million in grant revenue in 2000. The increase in grant revenue during 2001 resulted from CombiMatrix Corporation's continuing performance under its Phase II Small Business Innovative Research Department of Defense contract.

         RESEARCH AND DEVELOPMENT EXPENSES. In 2001, research and development expense was $18.8 million, all of which related to CombiMatrix Corporation, as compared to $11.9 million in 2000, of which $9.3 million related to CombiMatrix Corporation. The increase in research and development expense for 2001 as compared to the same period in 2000 was primarily due to a general expansion of CombiMatrix Corporation's research and development activities, including an increase in personnel and amounts of supplies and materials used, an increase in CombiMatrix Corporation's non-cash stock compensation charges included in research and development expense, increased costs related to efforts to further develop and enhance its microarray technology and increased costs related to significant engineering efforts undertaken to productize its technology. Most of these efforts were driven by CombiMatrix Corporation's obligations under the license and supply agreement with Roche, executed in July 2001. These projects include development of production microarray synthesis techniques, as well as higher density microarrays. These projects are expected to continue into 2002 and 2003, as determined by the timelines outlined in CombiMatrix Corporation's agreements with Roche.

         In 2001, research and development expense included non-cash stock compensation charges, all of which related to CombiMatrix Corporation, totaling $7.2 million. Non-cash stock compensation charges for 2001 are net of $0.8 million of non-cash stock compensation expense reversal related to the forfeiture of certain unvested stock options during the third and fourth quarters of 2001. In 2000, research and development expense for non-cash stock compensation was $3.4 million.

         MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. We incurred marketing, general and administrative expenses of $46.3 million ($27.7 million related to CombiMatrix Corporation) in 2001, compared to $22.1 million ($11.2 million related to CombiMatrix Corporation) in 2000. The increase in marketing, general and administrative expenses for 2001 as compared to the same period in 2000 was primarily due to an increase in non-cash stock compensation charges, the continued expansion of CombiMatrix Corporation's operations including an increase in salaries and benefits due to an increase in the number of CombiMatrix Corporation personnel, an increase in personnel recruitment and relocation expenses, an increase in rent and utilities expenses relating to CombiMatrix Corporation's move to larger office facilities during the first quarter of 2001, the write-off of $1.4 million of deferred initial public offering costs in the fourth quarter of 2001 by CombiMatrix Corporation and an increase in legal fees related to Soundview Technologies' patent licensing and related infringement settlements.

         Marketing, general and administrative expenses included $13.6 million ($12.8 million related to CombiMatrix Corporation) and $7.3 million ($6.5 million related to CombiMatrix Corporation) of non-cash stock compensation charges for 2001 and 2000, respectively. Marketing, general and administrative non-cash stock compensation charges for 2001 are net of $3.9 million of non-cash stock compensation expense reversal related to the forfeiture of certain unvested stock options during the third and fourth quarters of 2001.

         AMORTIZATION OF PATENTS AND GOODWILL. In 2001, amortization expense relating to patents and goodwill was $2.7 million as compared to $2.3 million in 2000. As a result of the increase in our ownership interest in Acacia Media Technologies from 33% to 100% through the purchase of the ownership interest of Acacia Media Technologies' other member in November 2001, and the purchase of additional equity interests in CombiMatrix Corporation in July 2000, we incurred additional amortization expense in 2001 as compared to 2000 relating to the intangible assets acquired. See "Recent Accounting Pronouncements" for summary of pronouncements affecting amortization of goodwill in future periods.

         LOSS ON DISPOSAL OF CONSOLIDATED SUBSIDIARIES. In 2001, loss on disposal of consolidated subsidiaries was zero as compared to $1.0 million in 2000. In the fourth quarter of 2000, we recorded $1.0 million in write-offs of early stage investments.

         OTHER INCOME (EXPENSE), NET. In 2001, other income, net (primarily comprised of interest income, realized and unrealized gains and losses on trading securities, equity in losses of affiliates and other) was $4.2 million as compared to $1.2 million in net other expense in 2000.

         INTEREST INCOME. In 2001, interest income was $3.8 million as compared to $3.1 million in 2000. The increase in interest income during 2001 was due to higher cash balances during 2001 as compared to 2000, resulting from various private equity financings and the receipt of significant license fee payments by Soundview Technologies during the year. The increase in interest income for 2001 was partially offset by the impact of a decrease in interest rates on our short-term investments related to sharp interest rate cuts by the Federal Open Market Committee and other external economic factors negatively impacting rates of return on short-term investments occurring during the third and fourth quarters of 2001.

         REALIZED GAINS ON SHORT-TERM INVESTMENTS. In 2001, net realized gains on short-term investments was $0.4 million as compared to no realized gains on short-term investments in 2000. The increase in realized gains on short-term investments during 2001 was due to realized gains recorded on our short-term investments classified as trading securities during 2001.

         UNREALIZED GAINS ON SHORT-TERM INVESTMENTS. In 2001, net unrealized gains were $0.2 million as compared to no unrealized gains in 2000. The increase is due to our investment in equity securities during 2001 classified as trading securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Pursuant to SFAS No. 115, unrealized gains and losses on trading securities are recorded in the consolidated statement of operations. In 2000, all of our short-term investments were classified as available-for-sale, and pursuant to SFAS No. 115, unrealized gains and losses were recorded as a separate component of comprehensive income (loss) in stockholders' equity until realized.

         EQUITY IN LOSSES OF AFFILIATES. In 2001, equity in losses of affiliates was $0.2 million as compared to $1.7 million in 2000. Losses during 2001 were comprised of a loss of $0.2 million for our investment in Acacia Media Technologies, as determined by the equity method of accounting through November 1, 2001. We increased our ownership percentage in Acacia Media Technologies to 100% on November 1, 2001. Losses during 2000 were comprised of a loss of $0.3 million for our investment in Signature-mail.com, a loss of $0.2 million for our investment in Acacia Media Technologies, a loss of $0.1 million for our investment in Whitewing Labs and a loss of $1.1 for our investment in Mediaconnex, as determined by the equity method of accounting. We wrote-off our equity investments in Signature-mail.com, Whitewing Labs and Mediaconnex, as of December 31, 2000.

         MINORITY INTERESTS. Minority interests in the losses of consolidated subsidiaries increased to $17.5 million in 2001 as compared to $9.2 million in 2000. The increase in minority interests in 2001 was primarily due to the increase in losses incurred by CombiMatrix Corporation as a result of increased non-cash stock compensation amortization charges, its continued expansion of research and development efforts and increased marketing, general and administrative expenses. The increase in 2001 minority interests resulting from CombiMatrix Corporation's increased losses was partially offset by minority interests in the income of Soundview Technologies from January through June 2001. We increased our ownership percentage in Soundview Technologies to 100% in June 2001.

         (PROVISION) BENEFIT FOR INCOME TAXES. In 2001, the provision for income taxes was $0.8 million as compared to a benefit of $0.07 million in 2000. The increase in the provision for income taxes in 2001 was primarily due to a significant increase in taxable income generated by Soundview Technologies related to its patent infringement settlement and patent licensing activities as compared to the 2000 period.

         DISCONTINUED OPERATIONS. On February 13, 2001, the board of directors of Soundbreak.com resolved to cease operations as of February 15, 2001 and liquidate the remaining assets and liabilities of the company. Accordingly, we reported the results of operations and the estimated loss on disposal of Soundbreak.com as results of discontinued operations in our 2000 consolidated statements of operations and comprehensive loss. Discontinued operations of Soundbreak.com included $7.4 million of loss from discontinued operations in 2000 and $2.1 million of accrued expenses in connection with its cessation of operations.

2000 COMPARED TO 1999

         NET REVENUE. In 2000, net revenue was $0.06 million as compared to $0.3 million in 1999. The decrease in net revenues was primarily due to an increase of $0.04 million in advertising revenues, offset by a decrease of $0.1 million in CombiMatrix Corporation revenue from federal grants, and a decrease of $0.1 million in capital management fees due to the closure in 1999 of Acacia Research Capital Management division, which was the general partner in two domestic private investment partnerships and an investment advisor to two offshore private investment corporations. During 2000, grant revenue was $0.02 million as compared to $0.1 million in grant revenue during 1999. The grant revenue resulted from CombiMatrix Corporation's award of two grants in July 1999 for Phase I SBIR from the Department of Energy and the Department of Defense and a Phase II SBIR Department of Defense contract for the use of its biochip technology to develop nanode array sensor microchips in January 2000. No capital management fee income, which includes performance fee income, was earned during 2000 compared to $0.1 million during 1999 due to the closure of the Acacia Research Capital Management division on December 31, 1999. Costs associated with exiting this business were not material.

         RESEARCH AND DEVELOPMENT EXPENSES. We incurred research and development expenses of $11.9 million in 2000 as compared to $1.8 million in 1999. Research and development expenses for 2000 are comprised of costs primarily incurred by CombiMatrix Corporation, which increased to $9.3 million from $2.4 million in 1999. This increase was due to an increase in the number of CombiMatrix Corporation personnel and larger laboratory facilities to accommodate the expansion of its research and development efforts focused on developing and improving microarray synthesis techniques. In addition, $2.5 million of acquired in-process research and development expense was charged to income related to our acquisition of an additional ownership position from existing CombiMatrix Corporation stockholders in July 2000.

         In 2000, research and development expenses for non-cash stock compensation (including warrants), all of which related to CombiMatrix Corporation, totaled $3.4 million. In 1999, research and development expenses for non-cash stock compensation were not material.

         MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. We incurred marketing, general and administrative expenses of $22.1 million in 2000, compared to expenses of $4.4 million in 1999. The increase in marketing, general and administrative expenses in 2000 was primarily due to general expansion of our operations, including an increase in business development expenses as we explored new business opportunities, the extensive use of consultants to assist in solving specialized issues or providing specific services, an increase in facilities costs due to the expansion of our office facilities and increased personnel and payroll expenses. In 2000, CombiMatrix Corporation relocated from Burlingame, California to Mukilteo, Washington. This relocation was completed during the third quarter, and related costs of $0.8 million were incurred in 2000 in connection with the relocation.

         Marketing, general and administration expenses included $7.3 million ($6.5 million related to CombiMatrix Corporation) and $0.2 million of non-cash stock compensation charges for 2000 and 1999, respectively.

         AMORTIZATION OF PATENTS AND GOODWILL. In 2000, amortization expenses relating to patents and goodwill were $2.3 million as compared to $1.6 million in 1999. As a result of our purchase of additional equity interests in Soundview Technologies in July 1997 and January 1998, in MerkWerks in January 1998 and June 1999 and in CombiMatrix Corporation in July 2000, we are incurring increased amortization expenses each quarter for periods ranging from three to five years relating to the intangible assets acquired.

         LOSS ON DISPOSAL OF CONSOLIDATED SUBSIDIARIES. In 2000, loss on disposal of consolidated subsidiaries was $1.0 million as compared to zero in 1999. In the fourth quarter of 2000, we recorded $1.0 million in write-offs of early stage investments.

         OTHER EXPENSE, NET. In 2000, other expense, net (primarily comprised of interest income, write-off of equity investments, equity in losses of affiliates and other) totaled $1.2 million as compared to other expense, net of $1.0 million in 1999. The increase in other expense, net in 2000 was primarily due to $2.6 million of write-offs of equity investments in Signature-mail.com, Whitewing Labs and Mediaconnex, and an increase in equity in losses of affiliates, partially offset by an increase in interest income in 2000.

         INTEREST INCOME. In 2000, interest income was $3.1 million as compared $0.3 million in 1999. The increase was due to higher cash balances in 2000 as compared to 1999. We received $64.5 million in cash from outside investors in connection with our warrant call and private equity financings for Acacia Research and CombiMatrix Corporation in 2000.

         INTEREST EXPENSE. In 2000, we reported no interest expense as compared to $0.3 million in 1999. The expense incurred in 1999 was primarily attributable to CombiMatrix Corporation and relates to three-year 6% unsecured subordinated promissory notes issued by CombiMatrix Corporation in a private offering completed in March 1998. Warrants to purchase CombiMatrix Corporation common stock were also issued in this private placement. During the fourth quarter of 1999, CombiMatrix Corporation offered holders of the unsecured subordinated notes the opportunity to convert their outstanding principal balance into CombiMatrix Corporation common stock and all noteholders had converted as of December 1999.

         EQUITY IN LOSSES OF AFFILIATES. In 2000, equity in losses of affiliates was $1.7 million as compared to $1.1 million in 1999. In 2000, losses were primarily attributable to a loss of $1.1 million for our investment in Mediaconnex. This amount was offset by a decrease in the recognized losses for Whitewing Labs, Acacia Media Technologies and Signature-mail.com totaling $0.6 million in 2000 as compared to $1.1 million in 1999.

         MINORITY INTERESTS. In 2000, minority interests in the losses of consolidated subsidiaries was $9.2 million as compared to $1.2 million in 1999. The increase in minority interests in 2000 was primarily due to the increase in losses incurred by CombiMatrix Corporation as a result of its continued expansion of research and development efforts, an increase in non-cash stock compensation charges and increased marketing, general and administrative expenses.

         DISCONTINUED OPERATIONS. On February 13, 2001, the board of directors of Soundbreak.com resolved to cease operations as of February 15, 2001 and liquidate the remaining assets and liabilities of the company. Accordingly, we reported the results of operations and the estimated loss on disposal of Soundbreak.com as results of discontinued operations in the consolidated statements of operations and comprehensive loss in 2000. Discontinued operations of Soundbreak.com included $7.4 million of loss from discontinued operations in 2000 and $2.1 million of accrued expenses to be incurred in connection with its cessation of operations. Operating results in 1999 were restated to present Soundbreak.com as discontinued operations resulting in a loss from discontinued operations of $0.8 million in 1999.

INFLATION

         Inflation has not had a significant impact on Acacia Research.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 2001, we had cash and short-term investments of $84.6 million on a consolidated basis, including discontinued operations, of which Acacia Research had $44.2 million. Working capital was $72.4 million on a consolidated basis at December 31, 2001. Highlights of the financing and commitment activities for the year ended December 31, 2001 include the following:

         o In January 2001, we completed an institutional private equity financing raising gross proceeds of $19.0 million through the issuance of 1,107,274 units. Each unit consists of one share of our common stock and one three-year callable common stock purchase warrant. Each common stock purchase warrant entitles the holder to purchase 1.10 shares of our common stock at a price of $19.09 per share and is callable by us once the closing bid price of our common stock averages $23.86 or above for 20 or more consecutive trading days on the NASDAQ National Market. We issued an additional 20,000 units in lieu of cash payments for finders' fees in conjunction with the private placement.

         o In May 2001, Advanced Material Sciences completed a private equity financing raising gross proceeds of $2.0 million through the issuance of 2,000,000 shares of common stock. Advanced Material Sciences issued an additional 29,750 shares of common stock, in lieu of cash payments, and warrants to purchase approximately 54,000 shares of common stock, for finders' fees in connection with the private placement. Each common stock purchase warrant entitles the holder to purchase shares of Advanced Material Sciences common stock at a price of $1.10 per share.

         o In September 2001, CombiMatrix Corporation entered into a sale and leaseback arrangement with a bank, providing up to $7.0 million in financing for equipment and other capital purchases. Pursuant to the terms of the agreement, certain equipment and leasehold improvements, totaling $2.6 million in net book value, were sold to the bank at a purchase price of $3.0 million resulting in a deferred gain on the sale of assets of $0.4 million. In addition, CombiMatrix Corporation entered into a capital lease arrangement to lease the fixed assets from the bank. The capital lease agreement provides CombiMatrix Corporation with the option to purchase the equipment for a nominal amount at the end of the lease term, which expires in September 2004.

         o In October 2001, CombiMatrix Corporation formed a joint venture with Marubeni Japan, one of Japan's leading trading companies. The joint venture, based in Tokyo, will focus on development and licensing opportunities for CombiMatrix Corporation's biochip technology with pharmaceutical and biotechnology companies in the Japanese market. Marubeni made an investment of $1.0 million to acquire a ten percent minority interest in the joint venture.

         Net cash used in continuing operating activities was $10.4 million in 2001. Cash used for continuing operations is primarily due to a loss from continuing operations of $22.3 million, increased by minority interests of $17.5 million and the purchase of trading securities of $4.1 million, partially offset by non-cash expenses including depreciation, amortization and compensation expense relating to stock options and warrants in the amount of $24.7 million, and license fee, up-front and milestone payments received and recorded as deferred revenues at December 31, 2001 totaling $7.5 million. In 2001, we had an additional $2.2 million of net cash used in operating activities of discontinued operations.

         Our net cash provided by investing activities of continuing operations was $13.0 million in 2001. Significant investing activities include a net sale of short-term investments classified as available-for-sale of $19.6 million, net of purchases of common stock from minority stockholders of subsidiaries totaling $2.6 million and purchases of additional equity in consolidated subsidiaries totaling $3.3 million. We had an additional $0.2 million used in investing activities of discontinued operations.

         Our net cash provided by financing activities was $23.2 million in 2001. Cash provided by financing activities in 2001 was primarily due to $18.3 million of net proceeds from an institutional private equity financing in January 2001, capital contributions from minority stockholders of subsidiaries totaling $3.3 million and proceeds from the exercise of stock options and warrants totaling $1.8 million.

         Warrants issued by us in connection with our private placement completed in January 2001 contain call and redemption provisions should the closing bid price of our common stock exceed $23.86 per share for 20 or more consecutive trading days. The exercise price per share for the common stock underlying the warrants is $19.09. In the event the requirements to call the warrants are satisfied, we may call such warrants and we expect most, if not all, of the holders to exercise such warrants in response. There can be no assurance that the closing bid price of our common stock will exceed all such thresholds or that, if it does, we will decide to call the warrants.

         We have sustained losses since our inception contributing to an accumulated deficit of $100.0 million on a consolidated basis, which includes operating losses of $43.2 million and $37.2 million in 2001 and 2000, respectively. The consolidated accumulated deficit of $100.0 million also includes an increase related to a reclassification of accumulated deficit in the amount of $21.7 million to permanent capital representing the fair value of the ten percent stock dividend distributed to stockholders in 2001. There can be no assurance that we will become profitable. If we do, we may never be able to sustain profitability. We expect to incur significant losses for the foreseeable future. We are making efforts to reduce expenses and may take steps to raise additional capital.

         Generally, our subsidiary companies have relied primarily upon selling equity securities, including sales to and loans from us, to generate the funds needed to finance implementation of their plans of operations. In 2001, we began to receive significant payments from our media technology licensing arrangements and from our life sciences strategic partners and licensees. However, we may be required to obtain additional financing through bank borrowings, debt or equity financings or otherwise, which would require us to make additional investments or face a dilution of our equity interests.

         We have no significant commitments for capital expenditures in 2001. Our minimum rental commitments on operating leases related to continuing operations total $8.6 million through December 2006. We have no committed lines of credit or other significant committed funding. However, we anticipate that existing working capital reserves will provide sufficient funds for our operating expenses for at least the next twelve months in the absence of making any major new investments. We intend to seek additional financing to fund new or existing businesses.

         There can be no assurances that we will not encounter unforeseen difficulties that may deplete our capital resources more rapidly than anticipated. Any efforts to seek additional funding could be made through equity, debt or other external financing and there can be no assurance that additional funding will be available on favorable terms, if at all. Such financing transactions may be dilutive to existing investors. If we fail to obtain additional funding when needed, we may not be able to execute our business plans and our business may suffer.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires that the purchase method be used for all business combinations initiated after June 30, 2001 and that certain intangible assets acquired in a business combination be recognized apart from goodwill. We believe that the adoption of SFAS No. 141 will not have a material effect on our consolidated results of operations or financial position.

         SFAS No. 142 requires goodwill to be tested for impairment under certain circumstances, and written off when determined to be impaired, rather than being amortized as previous standards required. We will adopt SFAS No. 142 effective January 1, 2002. We have recorded approximately $1.1 million of goodwill amortization during 2001. As a result of SFAS No. 142, we will no longer amortize goodwill. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. We expect to complete our initial review during the first quarter of 2002. We currently do not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. SFAS No. 144 also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a temporarily controlled subsidiary. SFAS No. 144 requires long-lived assets to be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In conjunction with such tests, it may be necessary to review depreciation estimates and methods as required by APB Opinion No. 20, "Accounting Changes," or the amortization period as required by SFAS No. 142. We will adopt SFAS No. 144 effective January 1, 2002. We are currently assessing the impact of SFAS No. 144 on our operating results and financial condition upon adoption.

CHANGE IN ACCOUNTING POLICY

         Effective January 1, 2001, we changed our accounting policy for balance sheet classification of employee stock-based compensation resulting from awards in consolidated subsidiaries. Historically, the consolidated financial statements have accounted for cumulative earned employee stock-based compensation related to subsidiaries as a liability, under the caption "accrued stock compensation." Management believes a change to reflect these cumulative charges as minority interests is preferable as it better reflects the underlying economics of the stock-based compensation transaction. As a result of the change, effective January 1, 2001, minority interests has been increased by $10.4 million, and accrued stock compensation of $10.4 million has been decreased. The change in accounting policy does not affect previously reported consolidated net income.

                                COMBIMATRIX GROUP
         (a development stage division of Acacia Research Corporation)

                                    BUSINESS

         The CombiMatrix group is comprised of CombiMatrix Corporation, a majority-owned subsidiary of Acacia Research and Advanced Material Sciences, a subsidiary of CombiMatrix Corporation, and includes corporate assets, liabilities and transactions of Acacia Research that relate to its life sciences business. CombiMatrix Corporation is a development stage company engaged in the development of a proprietary universal biochip with applications in the genomics, proteomics and combinatorial chemistry markets.

         The CombiMatrix group is developing a technology to allow it, its customers and any entities with which the CombiMatrix group has joint development efforts, to rapidly produce customizable biological array processors, which are semiconductor-based tools for use in identifying and determining the roles of genes, gene mutations and proteins. The CombiMatrix group is designing its products principally to be responsive to the needs of pharmaceutical and biotechnology researchers to analyze raw genomic data in the discovery and development of pharmaceutical products. Its biological array processor is a semiconductor coated with a three-dimensional layer of porous material in which DNA, RNA, proteins, peptides or small molecules can be synthesized or immobilized within discrete test sites. The CombiMatrix group integrates a micro-fabricated semiconductor chip, proprietary software, chemistry, and hardware into a system that it believes will enable it, its customers and any entities with which the CombiMatrix group has joint development efforts, to design, customize and fabricate biological array processors made to user's specifications, typically in less than a day. The CombiMatrix group's system should enable researchers to conduct rapid, iterative experiments to analyze the large amounts of genomic information generated by the Human Genome Project and other genomic research efforts. The CombiMatrix group believes that its customizable biological array processors will enable users to reduce the time and costs associated with the discovery and development of pharmaceutical products.

                    MARKET OVERVIEW AND TECHNOLOGY BACKGROUND

         GENERAL OVERVIEW

         The pharmaceutical and biotechnology industries are faced with increasing costs and substantial risks of failure in the drug discovery, development and commercialization process. The time required to successfully commercialize a new proprietary drug now averages 15 years, and the direct and indirect costs of the process average almost $800 million per drug. Less than 1% of all new chemical compounds that are developed by pharmaceutical companies result in pharmaceutical products that are approved for patient use. The pharmaceutical and biotechnology industries are attempting to reduce their costs and risks of failure by turning to new technologies to help identify deficiencies in drug candidates as early as possible in the process so that drug discovery and development become more efficient and cost-effective. Additionally, with vast amounts of genomic data becoming available for use in the development of therapeutics and diagnostic tests, they are searching for ways to expedite their analysis of available genomic data so that they can be the first to bring new therapeutics and diagnostic tests to market.

         DRUG DISCOVERY AND DEVELOPMENT

         The discovery and development of new drugs for a particular disease typically involve several steps. First, researchers identify a target for therapeutic intervention, such as a protein, that is either directly involved in the disease or lies in a biochemical pathway leading to the disease. The next step is to identify chemical compounds that interact with the target and modulate the target's activity in a manner that might help reverse, inhibit or prevent the disease. The most promising compounds to emerge from this process advance to the next stage, where synthetic derivatives of the compounds are generated and tested to determine a lead compound. The interactions of these lead compounds with the target and their activity in animal or cellular models of the disease are then tested to determine which compounds might be developed successfully into new drugs. The best new drug candidates then begin clinical trials in humans.

         Recent advances have led to the use of genomics in choosing targets for drug development. This process begins with the discovery and identification of genes within the genome and the functions of these genes in regulating biological processes and disease. This information is used to assess the value of a particular gene or its protein product as a target for drug discovery. Once a target is chosen, high throughput chemistry and other drug discovery methods are used to identify chemical compounds that interact with the target and might help reverse, inhibit or prevent the disease. These compounds are then tested in pre-clinical and clinical development programs.

         According to industry statistics, pharmaceutical and biotechnology companies world-wide spent approximately $55 billion on drug research and development during 1999. Of this amount, approximately $14.7 billion was spent on drug discovery, $7.6 billion on toxicology, $17.8 billion on pre-clinical testing and clinical trials and $14.9 billion on post-marketing evaluations and other matters.

         The CombiMatrix group believes that biological array processors, whether they contain DNA, peptides, or proteins have potential applications in all major phases of drug discovery and development. In the discovery phase, the CombiMatrix group believes biological array processors can facilitate the process of identifying and validating targets and lead compounds. In the development phase, the CombiMatrix group believes biological array processors can enhance the speed and accuracy of the toxicology, pre-clinical and clinical development process. The CombiMatrix group believes that biological array processors can also play a role in monitoring the therapeutic effectiveness of drugs that have been approved for use.

         GENES AND PROTEINS

         The human body is composed of billions of cells each containing DNA that encodes the basic instructions for cellular function. The complete set of an individual's DNA is called the genome, and is organized into 23 pairs of chromosomes, which are further divided into smaller regions called genes. Each gene is composed of a strand of four types of nucleotide bases, referred to as A, C, G and T. The bases of one DNA strand bind to the bases of the other strand in a specific fashion to form base pairs: the base A always binds with the base T and the base G always binds with the base C.

         The human genome has approximately 3 billion nucleotides and their precise order is known as the DNA sequence. When a gene is turned on, or expressed, the genetic information encoded in the DNA is copied to a specific type of RNA, called messenger RNA, or mRNA. The mRNA provides instructions for the synthesis of proteins. Proteins direct cellular function, the development of individual traits and are involved in many diseases. Variations in any part of the sequence of DNA, called polymorphisms, can interfere with the normal function of proteins and may result in a change in cell function leading to disease, a predisposition to disease, an adverse response to drugs or other unwanted effects.

         GENE EXPRESSION PROFILING

         Gene expression profiling is the process of determining which genes are active in a specific cell or group of cells and is accomplished by measuring mRNA, the intermediary between genes and proteins. By comparing gene expression patterns between cells from normal tissue and cells from diseased tissue, researchers may identify specific genes or groups of genes that play a role in the presence of disease. Studies of this type, used in drug discovery, require monitoring thousands, and preferably tens of thousands, of mRNAs in large numbers of samples. As the correlation between gene expression patterns and specific diseases is determined, the CombiMatrix group believes that gene expression profiling will have an increasingly important role as a diagnostic tool. Diagnostic use of expression profiling tools is anticipated to grow rapidly with the combination of the sequencing of various genomes and the availability of more cost-effective technologies.

         GENETIC VARIATION AND FUNCTION

         Genetic variation is mostly due to polymorphisms in genomes, although functional variations may also arise from differences in the way genes are expressed in a given cell, as well as the timing and levels of their expression. Although most cells contain an individual's full set of genes, each cell expresses only a small fraction of this set in different quantities and at different times.

         The most common form of genetic variation occurs as a result of a difference in a single nucleotide in the DNA sequence, commonly referred to as a single nucleotide polymorphism, or SNP. The human genome is estimated to contain between three and six million SNPs. By screening for polymorphisms, researchers seek to correlate variability in the sequence of genes with a specific disease. SNPs are believed to be associated with a large number of human diseases, although most SNPs are believed to be benign and not to be associated with disease. Determining which SNPs may be related to a disease is a complex process requiring investigation of a vast number of SNPs. An SNP association study might require testing for 300,000 possible SNPs in 1,000 patients. Although only a few hundred of these SNPs might be clinically relevant, 300 million genotyping tests, or assays, might be required to complete a study. Using available technologies, this scale of SNP genotyping is both impractical and prohibitively expensive.

         While in some cases one SNP will be responsible for medically important effects, it is now believed that the genetic component of most major diseases is associated with a combination of SNPs. As a result, the scientific community has recognized the importance of investigating combinations of many SNPs in an attempt to discover medically valuable information. In order to understand how genetic variation causes disease, researchers must compare gene sequence polymorphisms, or conduct SNP genotyping, from healthy and diseased individuals. Researchers may also compare gene expression patterns, or perform gene expression profiling, from healthy and diseased tissues.

         SNP GENOTYPING

         SNP genotyping is the process of comparing individuals' gene sequences to identify variations in these sequences and determine the significance of these variances. The CombiMatrix group believes that large-scale SNP genotyping, when commercially feasible, has the potential to be used for a variety of applications including:

         o    genomics-based drug development;

         o    clinical trial design and analysis;

         o    testing for predisposition to, and diagnosis of, disease;

         o    predicting the effectiveness of therapeutics; and

         o    applications outside healthcare.

         PROTEOMICS

         Proteomics is the process of determining which proteins are present in cells, how they interact with one another, and how they are correlated with genomic variation. This process is useful in drug discovery and diagnostics because most drugs target proteins that play a role in the existence or development of a disease. Although the potential market for proteomic products is uncertain, the CombiMatrix group believes that proteomics may have application in:

         o    discovery of new drug targets and new biochemical pathways;

         o    measurement of protein expression and modification; and

         o correlation of protein variation and function with genomic variation and function.

         CURRENT TECHNOLOGIES

         There are currently a variety of traditional technologies available for analyzing genetic variation and function. Traditional technologies generally perform assays individually, or serially, and often require relatively large sample volumes, adding significantly to the costs of assays. Traditional technologies can be improved by using microfluidics, a process that miniaturizes the scale of experimentation for traditional methods. In addition, most traditional technologies have limited flexibility to perform different applications. Arrays were developed to overcome the limitations of traditional technologies.

         An array is a collection of miniaturized test sites arranged on a surface that permits many tests to be performed simultaneously, or in parallel, in order to achieve higher throughput. The average size of test sites in an array and the spacing between them defines the array's density. Higher density increases parallel processing throughput. In addition to increasing the throughput, higher density reduces the required volume for the sample being tested, and thereby lowers costs. Currently, the principal commercially available ways to produce arrays include mechanical deposition, bead immobilization, inkjet printing and photolithography.

         While current array technologies have advantages over traditional technologies, the CombiMatrix group believes the full market potential for testing devices to study genetic variation and function has not been realized. This is true for a number of reasons, including the following:

         o HIGH COST. Many currently available array technologies require relatively expensive capital equipment for manufacturing and customizing arrays and reading test results.

         o LOW THROUGHPUT. Some array technologies produce a relatively low density of test sites, which results in low throughput.

         o LIMITED APPLICATION. Many array technologies have limited application outside of SNP genotyping and gene expression profiling, for example in proteomics.

         o INCONVENIENCE. Many array manufacturers do not offer researchers all elements required to design arrays and to complete and analyze their tests, such as test devices, software, instrumentation and reagents.

         o INABILITY TO FABRICATE IN HOUSE. Most array manufacturers will ship pre-fabricated arrays to customers, even though large customers have a tremendous desire to fabricate their own arrays in house.

                            THE COMBIMATRIX SOLUTION

         The CombiMatrix group believes that its integrated system has advantages over other existing technologies because it will be a cost-effective, fast, flexible, customizable alternative to existing analytical tools designed for similar purposes. Researchers using the CombiMatrix group's system should be able to design and order custom biological array processors or fabricate them in-house, conduct their tests, analyze the results in the relatively inexpensive hybridizer-reader supplied by the CombiMatrix group or any entities with which the CombiMatrix group has joint development efforts, and reorder additional custom biological array processors incorporating modified test parameters, all within a few days. In addition, customers who wish to fabricate arrays themselves will be able to utilize the CombiMatrix group's synthesizers and blank chips to produce their own arrays.

         The CombiMatrix group believes that its biological array processor system will offer several advantages over competing products that are commercially available. The principal scientific advantages of its system are derived from the following three features:

         o the CombiMatrix group's proprietary software, which directs the individually controlled electrodes at the test sites on the surface of its semiconductors and allows the CombiMatrix group to synthesize or immobilize different sequences of DNA or RNA, peptides or small molecules;

         o its virtual flask technology, which uses the chemistry of carefully engineered liquid solutions instead of physical walls around each electrode and avoids the problem of chemical contamination between test sites; and

         o its porous reaction layer, which coats one surface of the semiconductor and functions as a three-dimensional environment for the synthesis or immobilization of relatively large quantities of DNA, RNA, peptides or small molecules so that a stronger test signal is generated at each test site.

         As a result of these scientific features, the CombiMatrix group believes that the system it is designing will have the following characteristics:

         o RAPIDLY CUSTOMIZABLE. The CombiMatrix group believes its proprietary software, chemistry and semiconductor system will allow it or its partners to design, customize and ship biological array processors for SNP genotyping and gene expression profiling that are tailored to meet a customer's specifications in a relatively short time, typically as little as a day. The CombiMatrix group's customization time should be short because it intends to rely on proprietary software and chemical processes, rather than costly and often imprecise mechanical methods, to produce its biological array processors. The CombiMatrix group believes researchers will be able to compress the time required to complete an iterative series of genomic tests because of the short turnaround time that should be required for the delivery of its customized biological array processors.

         o VERSATILE. The CombiMatrix group system can design and create sequences of DNA, RNA, peptides or small molecules in the test sites on its biological array processors, although its first product will be limited to DNA sequences.

         o HIGH THROUGHPUT. The CombiMatrix group's synthesizers will enable its customers to fabricate from six to forty custom designed biological array processors per day with a total of up to several thousand test sites per processor.

         o ACCURATE AND COST-EFFECTIVE. Relatively large amounts of DNA, RNA, peptides or small molecules that can be synthesized or immobilized in the porous reaction layer at each test site generate strong assay signals that facilitate accurate interpretation of test data. These strong assay signals will enable the CombiMatrix group's customers to analyze the results of their tests without investing in the relatively expensive capital equipment needed to detect weak signals.

         o CONVENIENT AND INTEGRATED. The CombiMatrix group plans to offer its customers a complete system including the software, biological array processors, instrumentation and reagents necessary to design and perform their assays and obtain an analysis of the results using the Internet if they so choose. Typically, tests using the CombiMatrix group's biological array processors should be able to be completed and analyzed within hours by using the equipment, reagents and software supplied by the CombiMatrix group.

         o MANUFACTURING SCALABILITY. The CombiMatrix group believes it will be able to increase production to respond to increased demand because its semiconductors are manufactured by others using conventional semiconductor fabrication methods and its customization equipment can be rapidly assembled by the CombiMatrix group or any entities with which the CombiMatrix group has joint development efforts.

                              PRODUCTS AND SERVICES

         The CombiMatrix group's technology potentially represents a significant advance over existing biochip technologies and other platforms for combinatorial chemistry. The first application of the technology that the CombiMatrix group is pursuing is in the field of genomics, where it is developing a biochip for the analysis of DNA. The CombiMatrix group believes that this technology may be applied to the fields of genetic analysis and disease management. The CombiMatrix group is also developing the chip in the emerging field of proteomics, where analysis of DNA is correlated to the levels of proteins in patient samples. Many researchers believe that the analysis of proteomic information will lead to the development of new drugs and better disease management. Once the CombiMatrix group demonstrates the feasibility of its approach in each market, it intends to enter into strategic alliances with major participants to speed commercialization in multiple applications.

                        THE COMBIMATRIX GROUP'S STRATEGY

         The CombiMatrix group's goal is to provide biotechnology, pharmaceutical companies and academic researchers with the industry standard solution for rapid evaluation of genetic function/variation, proteomic research, and bioinformatic tools.

         FOCUSING ON HIGH-GROWTH MARKETS

         The CombiMatrix group is initially focusing on the gene expression profiling, SNP genotyping, proteomic, and bioinformatics markets. Initial product sales will be derived from of its DNA synthesizers, DNA microarrays, hybridization-reader system, and bioinformatic tools. The CombiMatrix group believes the market for its rapid customization microarrays and in-house synthesizers has the potential for high growth due to increasing demand for therapeutics and diagnostics based on newly available genomic information. To date, the lack of high-throughput, cost- effective, and the slow turnaround of current technologies has limited the growth of this market.

         PARTNERING WITH MULTIPLE COMPANIES TO EXPAND MARKET OPPORTUNITY

         The CombiMatrix group plans to pursue multiple relationships to facilitate the expansion of its semiconductor based microarray technologies and to exploit large and diverse markets. The CombiMatrix group expects to enter into relationships and collaborations to gain access to complementary technologies, distribution channels, manufacturing infrastructure, and information content. The CombiMatrix group intends to structure relationships that maximize its research and development efforts with the strong distribution and manufacturing capabilities of its customers and any entities with which the CombiMatrix group has joint development efforts, enabling industry standard solutions for pharmaceutical and biotechnology researchers. Such a strategy will enable the CombiMatrix group to focus on its strength which is research and development, and leverage the strengths of any entities with which it has entered into agreements to commercialize its products.

         COMMERCIALIZING AND MANUFACTURING DESKTOP SYNTHESIZERS AND MICROARRAY TECHNOLOGY FOR GENE EXPRESSION PROFILING AND MOLECULAR DIAGNOSTICS

         The CombiMatrix group intends to rapidly commercialize its microarray technology for gene expression profiling through agreements to jointly develop technology. The CombiMatrix group has an agreement with Roche to jointly develop technology. Roche contributes extensive expertise in instrument and reagent development, as well as offers a large and experienced worldwide sales and marketing team. The CombiMatrix group believes that the combination of its microarray technology with Roche's leadership position in the genetic analysis and diagnostic markets will enable it to capture a significant portion of the gene expression profiling and molecular diagnostic markets.

         In addition to Roche, the CombiMatrix group plans on establishing other relationships for its DNA microarray technology. The CombiMatrix group also intends on establishing alliances for its proteomic and bioinformatic products.

         EXPANDING TECHNOLOGIES INTO MULTIPLE PRODUCT LINES

         The CombiMatrix group intends to utilize the flexibility of its semiconductor based microarray technologies to develop multiple product lines. In addition to providing new sources of revenue, it believes these product lines will further its goal of establishing its microarray technology as the industry standard for array-based analysis.

         STRENGTHENING TECHNOLOGICAL LEADERSHIP

         The CombiMatrix group plans to continue advancing its proprietary technologies through its internal research efforts, collaborations with industry leaders and strategic licensing. The CombiMatrix group may also pursue acquisitions of complementary technologies and leverage its technologies into other value-added businesses. Its efforts to strengthen their technology include the following:

         o RAPIDLY COMMERCIALIZING ITS SNP GENOTYPING AND GENE EXPRESSION PROFILING PRODUCTS. The CombiMatrix group is initially focusing on the SNP genotyping and gene expression profiling markets because it believes that there is substantial demand for tools that help analyze newly available genomic information and thereby assist pharmaceutical and biotechnology companies in developing new drugs and diagnostic tools. Typically, sales of products in these markets do not require advance clearance by the Food and Drug Administration and, as a result, can be achieved more quickly and with less cost than sales of regulated devices.

         o DEVELOPING PRODUCT APPLICATIONS IN PROTEOMICS. Proteomic research has not developed as rapidly as SNP genotyping and gene expression profiling because of the absence of effective technology and tools for conducting research. The CombiMatrix group believes that its biological array processor system can be developed to facilitate proteomic research. The CombiMatrix group has developed chemical processes for the rapid immobilization of proteins and small molecules within the test sites on its biological array processors. The CombiMatrix group believes its system may be particularly effective in proteomic research because the proprietary materials that can be used to form the three-dimensional porous reaction layer on its biological array processors are a hospitable environment for the immobilization and study of proteins. The CombiMatrix group has produced customized test devices with peptides and small molecules for possible use in proteomic research. The CombiMatrix group is currently developing its technology for proteomic applications.

         o EXPANDING OUR PROPOSED PRODUCT OFFERINGS. The CombiMatrix group is engaged in several research and development initiatives to expand its product offerings by increasing the density of its biological array processors and by developing additional applications of its technology for drug discovery and development. The CombiMatrix group believes that the flexible, parallel processing capabilities of its biological array processor system may have potential applications related to:

         o    gene discovery and function characterization;

         o    specific targeting of drug discovery efforts;

         o    the development of customized drugs;

         o    high-throughput screening for pharmaceutical candidates;

         o the development of diagnostic methods for identifying, classifying and staging diseases;

         o the prediction of successful drug therapy for a particular patient population;

         o the identification of an individual patient's tolerance for a particular drug so that previously abandoned drugs can be selectively prescribed;

         o    early recognition of potential adverse response to drug therapy;
              and

         o identification of predisposition to disease in order to prescribe preventative therapies.

         However, the CombiMatrix group has not yet produced products to address or access the potential of its technology in these areas.

         o PROTECTING AND STRENGTHENING ITS INTELLECTUAL PROPERTY POSITION. Through the CombiMatrix group's two issued patents in the United States and one in Europe, its more than 42 patent applications pending in the United States, Europe and elsewhere and its trade secrets, the CombiMatrix group believes it has suitable intellectual property protection for its proprietary technologies. The CombiMatrix group plans to build its intellectual property portfolio through internal research efforts, collaborations with industry leaders, strategic licensing and possible acquisitions of complementary technologies. The CombiMatrix group also plans to pursue patent protection for downstream products created using its proprietary products.

                   THE COMBIMATRIX GROUP SYSTEM AND TECHNOLOGY

         The CombiMatrix group anticipates that a customer wishing to use its bioarray product will use its proprietary software to provide the CombiMatrix group, or an entity with which the CombiMatrix group has joint development efforts, with information relating to the sequences that the customer wishes to evaluate. Array design software will design an initial array of DNA segments and then instruct a synthesizer unit to customize one or more biological array processors containing these selected DNA segments. This process will be entirely automated. The completed biological array processor will be shipped to the customer along with kits including specific instructions and reagents needed to conduct these evaluations. The CombiMatrix group expects that the time interval between receipt of the customer's order and shipment of the biological array processors and reagent kits will typically be less than a day. Alternatively for a customer with an in-house synthesizer, the process will be competed typically overnight. To use the processor, the customer will prepare a sample and introduce to the processor. The processor will then be inserted into a hybridizer-reader unit that the CombiMatrix group, or an entity with which the CombiMatrix group has joint development efforts, will have supplied to the customer. Proprietary software will enable the customer to image the processor, format the data and perform analysis.

         In practical operation, the CombiMatrix group expects that a customer will typically analyze the results of an initial experiment and choose to change the composition of its biological array processors to further optimize its performance. For example, a customer may choose to change the sequences of some array elements, eliminate some sequences altogether, or incorporate additional sequences. The CombiMatrix group's biological array processor system will allow a researcher to order or fabricate successive arrays with the desired changes.

         THE COMBIMATRIX GROUP PROCESS

         Each of the CombiMatrix group's biological array processors is made up of a semiconductor chip on which the CombiMatrix group has installed electrical conduits and applied a layer of porous material. It will have up to approximately 10,000 test sites, one for each electrode site on the semiconductor. The CombiMatrix group can synthesize or immobilize DNA, RNA, peptides or small molecules within the porous reaction layer at each test site on the surface of its semiconductor, although it has not synthesized or immobilized any combination of DNA, RNA, peptides and small molecules on a single biological array processor. The CombiMatrix group confines the chemical synthesis within each test site using chemistry of carefully engineered liquid solutions. This avoids the problem of chemical contamination between different test sites. Because confinement is accomplished without physical walls, the CombiMatrix group refers to this enabling technology as a virtual flask. This virtual flask technology enables the CombiMatrix group to use semiconductor devices that are fabricated by contractors using conventional semiconductor processes.

         In the case of the CombiMatrix group's DNA arrays, each test site, or virtual flask, will contain a particular DNA segment, or capture probe, that is made by putting nucleotide bases, A, G, C, or T, together one at a time. These DNA probes typically contain between 16 and 60 nucleotide bases. The CombiMatrix group's software selectively activates each electrode where a new nucleotide base is to be added. Once activated, the electrode causes an electrochemical reaction to occur that produces chemicals that react with the existing chains of DNA at that site to activate them for bonding with the next nucleotide base. These electrochemically-generated chemicals are confined by the CombiMatrix group's virtual flask technology to the region of the porous reaction layer that surrounds the electrode where they are produced. A fluidics delivery unit then floods the semiconductor with a solution containing a nucleotide base, which binds only to the capture probe at activated sites. This cycle is repeated over and over to produce different DNA segments at each test site. Quality assurance tests are performed following completion of the synthesis process. The CombiMatrix group's laboratory tests have confirmed that other substances, such as peptides, immobilized proteins and antibodies, small organic molecules and enzymes, among others, can also be chemically isolated in the virtual flasks.

         SEMICONDUCTOR COMPONENT

         The CombiMatrix group's semiconductors are manufactured by others using conventional semiconductor fabrication processes. The CombiMatrix group believes that the total number of test sites on a semiconductor is limited only by the degree of miniaturization of the semiconductor fabrication process. The CombiMatrix group believes that its semiconductor architecture is scalable and, as a result, that it can benefit directly from the substantial investments that have been made by the semiconductor industry in miniaturizing chip fabrication processes. At the present time, the CombiMatrix group is using devices made with a 3.0 micron process size that yield 1,024 potential test sites within less than a square centimeter. Each of the individual sites is 100 microns in diameter, about the diameter of a human hair. The CombiMatrix group believes that by using a standard 0.25 micron semiconductor fabrication process, it can produce a biological array processor with over 1,000,000 sites per square centimeter, although it has not yet made or tested a biological array processor with more than 18,000 potential test sites.

         POROUS REACTION LAYER

         The CombiMatrix group's proprietary porous reaction layer is a three-dimensional medium within which sequences of DNA, RNA, peptides or small molecules can be synthesized and immobilized. The CombiMatrix group's porous reaction layer materials can be attached to the active side of its semiconductor. The three-dimensional and porous nature of the reaction layer enables the CombiMatrix group to produce significantly more biomolecules within each virtual flask site than is possible when the molecules are produced on a flat two-dimensional surface, as is typical for other array technologies. As a consequence, the CombiMatrix group can achieve a significant improvement in the test signals and is able to use less costly devices to determine test results than devices required for some competing technologies. These features improve the overall performance of its biological array processor system and reduce the cost to prospective customers.

         HYBRIDIZER-READER

         Hybridization is the binding of DNA sequences in a test sample with the DNA material that has been created at specific test sites on its biological array processors. In the case of DNA, segments bind together when the DNA segments in a sample and the DNA segments on its test sites are complementary. The CombiMatrix group is developing a combination hybridization chamber and biological array processor reader that it calls the hybridizer-reader. The hybridization chamber is being designed to help researchers standardize their experimental conditions, such as temperature, so that consistent results may be obtained from experiment to experiment. In the hybridization chamber, a solution that the researcher wants to analyze will be washed over one or more of the CombiMatrix group's biological array processors. DNA in the sample that is complementary with the DNA on the capture probes of the CombiMatrix group's biological array processors will bond. The hybridizer-reader will measure and identify the presence or absence and relative strength of bonding in the test sites on the biological array processors using conventional equipment. Because the optical signals resulting from the tests are stronger than those obtained from chips that contain a single molecular layer of test material, at its current chip density the CombiMatrix group will be able to read test results with a standard video camera system that should be substantially less expensive than the typical optical reader system needed to read other chips on the market. If the CombiMatrix group is able to increase substantially the density of its biological array processor, researchers may be required to use more expensive equipment to analyze the smaller volume of material bonded at each test site.

         IN-HOUSE SYNTHESIZERS

         The process of fabricating bioarray processors is performed using an electrochemical technique, which takes advantage of the virtual flask technology. This capability enables us to build synthesizers (desk top versions as well as high-throughput industrial versions) that can be operated at the site of use. Therefore, customers who choose to fabricate their own arrays can do so by purchasing, leasing, or licensing one of our synthesizers for operation in their own facilities. This capability will enable customers to utilize array processors quickly by eliminating the time necessary for shipping from a central manufacturing facility. In addition, these customers will never be required to disclose to any party, including the CombiMatrix group, the sequences or genes in which they are investigating.

         SOFTWARE

         The CombiMatrix group has designed and is testing integrated, modular software that will direct the design and customization of its biological array processors for use in DNA applications. The software required to enable proteomic research is in the early stages of development.

         The  CombiMatrix group's current software is being designed to:

         o permit customers to access public databases for gene sequence information;

         o permit customers to transmit their research objectives to the CombiMatrix group or partners over the Internet, or to their own in-house synthesis lab behind their IT firewall;

         o enable the CombiMatrix group to rapidly screen potential DNA segments against large numbers of DNA targets during its design process;

         o enable the CombiMatrix group to direct its manufacturing equipment to synthesize DNA segments designed by it on the surface of its biological array processors; and

         o permit the CombiMatrix group to quality check the finished product.

               REGULATORY MATTERS - REGULATION OF MEDICAL DEVICES

         The CombiMatrix group intends to sell products to the pharmaceutical, biotechnology and academic communities for research applications. Therefore, its initial products will not require approval from, or be regulated by, the United States Food and Drug Administration ("FDA") as a manufacturer nor will they be subject to the FDA's current good manufacturing practice ("cGMP") regulations. Additionally, the CombiMatrix group's initial products will not be subject to certain reagent regulations promulgated by the FDA. However, the manufacture, marketing and sale of certain products and services for any clinical or diagnostic applications will be subject to extensive government regulation as medical devices in the United States by the FDA and in other countries by corresponding foreign regulatory authorities.

         The FDA requires that a manufacturer seeking to market a new or modified medical device, or an existing medical device for a new indication, obtain either a pre-market notification clearance under the Federal Food, Drug and Cosmetic Act or a showing of substantial equivalence in function to an existing regulated device. The CombiMatrix group anticipates that its products will become subject to medical device regulations in the United States only when they are marketed for clinical uses for any clinical or diagnostic purpose, excluding pure research or product discovery research purposes. Material changes to existing medical devices are also subject to FDA review and clearance or approval prior to commercialization in the United States.

         Should the CombiMatrix group market products for any clinical or diagnostic purpose or act as a manufacturer or supplier of products for a third-party customer to market for any clinical or diagnostic purpose, it will be required to register as a medical device manufacturer with the FDA. As a registered manufacturer, the CombiMatrix group would be subject to routine inspection by the FDA for compliance with cGMP regulations and other applicable regulations. In addition, the CombiMatrix group must currently comply with a variety of other federal, state and local laws and regulations relating to safe work conditions and manufacturing practices. The extent of government regulation that might result from any future legislation or administration cannot be predicted. Moreover, there can be no assurance that the CombiMatrix group or its third-party customers will be able to obtain appropriate FDA regulatory approvals on a timely basis, or at all, or that the CombiMatrix group will be able to comply with cGMP regulations.

         Sales of the CombiMatrix group's products outside the United States will be subject to foreign regulatory requirements that vary from country to country. Additional approvals from foreign regulatory authorities may be required, and there can be no assurance that the CombiMatrix group will be able to obtain foreign marketing approvals on a timely basis, or at all, or that it will not be required to incur significant costs in obtaining or maintaining foreign regulatory approvals. For example, if the CombiMatrix group products are marketed for clinical or diagnostic purposes in the European Union, the CombiMatrix group will have to obtain the certificates required for the "CE" mark to be affixed to the CombiMatrix group products for sales in European Union member countries. The "CE" mark is a European Union symbol of adherence to quality assurance standards and compliance with applicable European Union directives and regulations.

                                 JOINT VENTURES

         In October 2001, CombiMatrix Corporation formed a joint venture with Marubeni Japan, one of Japan's leading trading companies. The joint venture, based in Tokyo, will focus on development and licensing opportunities for CombiMatrix Corporation's biochip technology with pharmaceutical and biotechnology companies in the Japanese market. Marubeni made an investment to acquire a ten percent minority interest in the joint venture.

                           MARKETING AND DISTRIBUTION

         In July 2001, CombiMatrix Corporation entered into a non-exclusive worldwide license, supply, research and development agreement with Roche Diagnostics GmbH ("Roche"). Under the terms of the agreement, it is contemplated that Roche will purchase, use and resell CombiMatrix Corporation's biochips (microarrays) and related technology for rapid production of customizable biochips. Additionally, CombiMatrix Corporation and Roche will develop a platform technology, providing a range of standardized biochips for use in important research applications. Roche will make payments for the deliverables contemplated and for expanded license rights.

         The agreement allows Roche to use, develop and resell the licensed CombiMatrix Corporation products in diagnostic applications. The agreement includes a revenue sharing arrangement and has a term of 15 years. The agreement provides for minimum payments by Roche to CombiMatrix Corporation over the first three years, including milestone achievements, payments for products, royalties and research and development projects. In December 2001, CombiMatrix Corporation completed a major milestone in its strategic alliance with Roche including demonstration of several key performance metrics of its custom in-situ microarray system.

         In August 2001, CombiMatrix Corporation entered into a license and supply agreement with the National Aeronautics and Space Administration ("NASA"). The agreement has a two-year term and provides for the license, purchase and use by the NASA Ames Research Center of CombiMatrix Corporation's active biochips (microarrays) and related technology to conduct biological research in terrestrial laboratories and in space.

                         MANUFACTURING AND CUSTOMIZATION

         The CombiMatrix group is developing automated, computer-directed manufacturing processes for the synthesis of sequences of DNA, RNA, peptides or small molecules in the virtual flasks on its biological array processors.

         The CombiMatrix group's biological array processor manufacturing process will involve:

         o processing wafers of semiconductors manufactured by others into individual devices and installing electrical contacts on the semiconductor devices; and

         o    applying the porous reaction layer to the semiconductor devices.

         The CombiMatrix group, or any entities with which the CombiMatrix group has joint development efforts, will then customize its biological array processors in response to customer orders by:

         o synthesizing test materials in the virtual flasks on the biological array processors using its synthesis module; and

         o checking the quality of the customized biological array processors.

         Initially, the CombiMatrix group plans to rely upon third-party manufacturers to produce the semiconductors, chemical reagents and accessories for its products. The CombiMatrix group intends to continue the outsourcing of portions of its manufacturing process to subcontractors where the CombiMatrix group determines it is in its best commercial interest.

         Substantially all of the components and raw materials used in the manufacture of the CombiMatrix group's products, including semiconductors and reagents, are currently provided from a limited number of sources or in some cases from a single source. Although the CombiMatrix group believes that alternative sources for those components and raw materials are available, any supply interruption in a sole-sourced component or raw material might result in up to a several-month production delay and materially harm the CombiMatrix group's ability to manufacture products until a new source of supply, if any, could be located and qualified. In addition, an uncorrected impurity or supplier's variation in a raw material, either unknown to the CombiMatrix group or incompatible with its manufacturing process, could have a material adverse effect on its ability to manufacture products. The CombiMatrix group may be unable to find a sufficient alternative supply channel in a reasonable time period, or on commercially reasonable terms, if at all. The CombiMatrix group utilizes semiconductors made with a 3.0 micron fabrication process that is no longer in wide use due to increased miniaturization of semiconductors. If the CombiMatrix group is unable to achieve higher densities of test sites, it may become difficult or more expensive for the CombiMatrix group to obtain sufficient quantities of semiconductors as manufacturers phase out 3.0 micron production capacity.

                        PATENTS, LICENSES AND FRANCHISES

         The CombiMatrix group's primary patent strategy is to protect all aspects of its biological array processor system, including the porous reaction layer, the virtual flask technology, processes for designing capture probes, unique properties of a protein-based biological array processor and business methods for automating ordering, creating and manufacturing custom made biological array processors. The CombiMatrix group's patent applications are divided by subject matter into areas of: its core biological array processor technology; other hardware for detection and manufacturing; software for designing, for example, capture probes; and chemical compositions and processes.

         CombiMatrix Corporation has 42 patent applications pending in the United States and Europe. The CombiMatrix group's policy is to file patent applications and to protect technology, inventions and improvements to inventions that are commercially important to the development of its business.

         In July 2000, CombiMatrix Corporation was granted U.S. Patent No. 6,093,302, which expires in July 2017, for its biochip microarray processor system. This system enables quick and economical turnaround of custom-designed microarrays for use in biological research. A microarray consists of a chemical "virtual flask" located on the surface of a semiconductor chip containing thousands of microarrays, which are separated from each other using special solutions instead of physical barriers. Each microarray has electronic circuitry that may be directed by a computer to construct a specified compound. The patent covers CombiMatrix Corporation's core technology, which is a method for producing microarrays by synthesizing biological materials on a three-dimensional, active surface.

         The CombiMatrix group seeks to protect its corporate identity with trademarks and service marks. In addition its trademark strategy includes protecting the identity and goodwill associated with its biological array processor products. The CombiMatrix group purchases chemical reagents from suppliers who are licensed under appropriate patent rights. It is its policy to obtain licenses from patent holders if needed to practice its chemical processes.

         The CombiMatrix group's success will depend, in part, upon its ability to obtain patents and maintain adequate protection of its intellectual property in the United States and other countries. If it does not protect its intellectual property adequately, competitors may be able to use its technologies and thereby erode any competitive advantage that the CombiMatrix group may have. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights abroad. These problems can be caused by the absence of rules and methods for defending intellectual property rights.

         The patent positions of companies developing tools for the biotechnology and pharmaceutical industries, including the CombiMatrix group's patent position, generally are uncertain and involve complex legal and factual questions. The CombiMatrix group will be able to protect its proprietary rights from unauthorized use by third parties only to the extent that its proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. The CombiMatrix group's existing patent and any future patents it obtains may not be sufficiently broad to prevent others from practicing its technologies or from developing competing products. There also is risk that others may independently develop similar or alternative technologies or design around its patented technologies. In addition, others may challenge or invalidate the CombiMatrix group's patents, or its patents may fail to provide it with any competitive advantage. Enforcing its intellectual property rights may be difficult, costly and time consuming, and ultimately may not be successful.

         The CombiMatrix group also relies upon trade secret protection for its confidential and proprietary information. It seeks to protect its proprietary information by entering into confidentiality and invention disclosure and transfer agreements with employees, collaborators and consultants. These measures, however, may not provide adequate protection for the CombiMatrix group's trade secrets or other proprietary information. Employees, collaborators or consultants may still disclose its proprietary information, and the CombiMatrix group may not be able to meaningfully protect its trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to its trade secrets.

         The CombiMatrix group cannot assure you that any of its patent applications will result in the issuance of any additional patents, that its patent applications will have priority of invention or filing date over similar rights of others, or that, if issued, any of its patents will offer protection against its competitors. Additionally, the CombiMatrix group cannot assure you that any patent issued to it will not be challenged, invalidated or circumvented in the future or that the intellectual property rights it has created will provide a competitive advantage. Litigation may be necessary to enforce its intellectual property rights or to determine the enforceability, scope of protection, or validity of the intellectual property rights of others.

                                   COMPETITION

         The CombiMatrix group expects to encounter competition in the area of business opportunities from other entities having similar business objectives. Many of these potential competitors possess financial, technical, human and other resources greater than those of the CombiMatrix group. The CombiMatrix group anticipates that it will face increased competition in the future as new companies enter the market and advanced technologies become available. In the life sciences industry, many competitors have more experience in research and development than the CombiMatrix group. Technological advances or entirely different approaches developed by one or more of its competitors could render the CombiMatrix group's processes obsolete or uneconomical. The existing approaches of competitors or new approaches or technology developed by competitors may be more effective than those developed by the CombiMatrix group.

         The CombiMatrix group is aware of other companies or companies with divisions that have, or are developing, technologies for the SNP genotyping, gene expression profiling and proteomic markets. The CombiMatrix group believes that its primary competitors will be Abbott Laboratories, Affymetrix, Inc., Agilent Technologies, Inc., Bayer AG, Becton, Dickinson and Company, Ciphergen Biosystems, Inc., Gene Logic Inc., Genometrix Incorporated, Hyseq Inc., Illumina, Inc., Incyte Genomics, Inc., Johnson & Johnson, Motorola, Inc., Nanogen, Inc., Orchid Biosciences, Inc., PE Biosystems, Protogene, Inc., Roche Diagnostics GmbH, and Sequenom, Inc. However, the CombiMatrix group's market is rapidly changing, and the CombiMatrix group expects to face additional competition from new market entrants, new product developments and consolidation of its existing competitors. Many of the CombiMatrix group's competitors have existing strategic relationships with major pharmaceutical and biotechnology companies, greater commercial experience and substantially greater financial and personnel resources than it does. The CombiMatrix group expects new competitors to emerge and the intensity of competition to increase in the future.

         The CombiMatrix group believes that the principal competitive factors in selling its products will be:

         o    the time required to engineer, produce and ship products;

         o the speed and accuracy with which test results can be read and interpreted;

         o    the density of testing devices;

         o    the cost and pricing of the installed base of competing products;
              and

         o    access to proprietary genetic databases.

         The CombiMatrix group believes that it will be able to compete favorably with regard to these factors even though it has competitors who currently produce testing devices with higher densities than its proposed initial products, and, initially, it will not offer its customers access to proprietary genetic information.

                      RESEARCH, DEVELOPMENT AND ENGINEERING

         The CombiMatrix group's research and development expenses were $11.7 million, $6.3 million and $2.4 million in 2001, 2000 and 1999, respectively. None of these amounts includes the amortization of deferred stock compensation expenses related to research and development. The CombiMatrix group intends to invest aggressively in its proprietary technologies through internal development and, to the extent available, licensing of third-party technologies to increase and improve other characteristics of its products. The CombiMatrix group also plans to continue to invest in improving the cost-effectiveness of its products through further automation and improved information technologies. The CombiMatrix group's future research and development efforts may involve research conducted by the CombiMatrix group, collaborations with other researchers and the acquisition of chemistries and other technologies developed by universities and other academic institutions.

         The CombiMatrix group is developing a variety of life sciences related products and services. These industries are characterized by rapid technological development. The CombiMatrix group believes that its future success will depend in large part on its ability to continue to enhance its existing products and services and to develop other products and services, which complement existing ones. In order to respond to rapidly changing competitive and technological conditions, the CombiMatrix group expects to continue to incur significant research and development expenses during the initial development phase of new products and services, as well as on an ongoing basis.

                         GOVERNMENT GRANTS AND CONTRACTS

         Government grants and contracts have allowed the CombiMatrix group to fund certain internal scientific programs and exploratory research. The CombiMatrix group retains ownership of all intellectual property and commercial rights generated during these projects. The United States government, however, retains a non-exclusive, non-transferable, paid-up license to practice the inventions made with federal funds pursuant to applicable statutes and regulations. The CombiMatrix group does not believe that the retained license will have any impact on its ability to market its products. The CombiMatrix group does not need government approval to enter into collaborations or other relationships with third parties.

         The CombiMatrix Corporation has been awarded two grants and two contracts from the federal government in connection with its biological array processor technology. In July 1999, the CombiMatrix Corporation was awarded a $60,000 Phase I Small Business Innovative Research ("SBIR") contract from the Department of Defense to develop nanode array sensor microchips to enable simultaneous detection of numerous chemical and biological warfare agents. Also in July 1999, the CombiMatrix Corporation was awarded a $100,000 Phase I SBIR Department of Energy grant to use the CombiMatrix Corporation's proprietary biochip technology to develop microarrays of affinity probes for the analysis of gene products. In January 2000, the CombiMatrix Corporation was awarded a $730,000 Phase II SBIR Department of Defense contract for the use of its biochip technology to further develop nanode array sensor microchips. In February 2002, the CombiMatrix Corporation was awarded a $100,000 Phase I National Institutes of Health grant for the development of its protein biochip technology, entitled "Self-Assembling Protein Microchips."

         The CombiMatrix group will continue to pursue grants and contracts that complement its research and development efforts.

                                   MANAGEMENT

         The management of the CombiMatrix group will consist of the following individuals, each of whom is an officer of CombiMatrix Corporation:

NAME                               POSITION
---------------------------        ----------------------------------------------------------------------------
Amit Kumar, Ph.D.                  President and Chief Executive Officer

Donald D. Montgomery, Ph.D.        Senior Vice President and Chief Technology Officer

Warren G. Hargis                   Senior Vice President and Chief Operating Officer

Scott Burell, CPA                  Vice President of Finance and Treasurer

Jeffrey B. Oster, Ph.D.            Senior Vice President of Intellectual Property and Associate General Counsel

Edward M. Eadeh                    Senior Vice President of Business Development

Brooke P. Anderson, Ph.D.          Vice President of Software Development

Brett Undem                        Vice President of Investor Relations

         The following is biographical information and a brief description of the capacities in which each of the above persons has served during the past five years. Biographical information for Dr. Amit Kumar is set forth above under the heading "Acacia Research Corporation - Business."

         DONALD D. MONTGOMERY, PH.D. has been a Director since April 1996, the CombiMatrix Corporation's Senior Vice President and Chief Technology Officer since April 2000 and a member of the CombiMatrix Corporation's Scientific Advisory Board since September 2000. From April 1996 to April 2000, Dr. Montgomery was the CombiMatrix Corporation's Vice President of Research and Development. From September 1995 to April 1996, Dr. Montgomery was an entrepreneur engaged in private scientific research. Dr. Montgomery received an A.B. from Grinnell College and a Ph.D. in chemistry from the California Institute of Technology. Dr. Montgomery also performed post-doctoral work at the Joint Institute for Laboratory Astrophysics in Boulder, Colorado.

         WARREN G. HARGIS has been CombiMatrix Corporation's Chief Operating Officer since February 2002. Mr. Hargis joined CombiMatrix Corporation in March 2000 as Vice President of Human Resources. From March 1996 to March 2000, Mr. Hargis served as the Director of Human Resources, International Operations and Global Compensation for Sterling Diagnostic Imaging. From November 1979 to March 1996, Mr. Hargis was employed by DuPont EI De Nemours & Co., serving in various positions in the polymer products, petrochemicals, textile fabrics and imaging systems departments, completing his career at DuPont as Manager of Human Resources in the Medical Products Division. Mr. Hargis attended Lamar University.

         SCOTT R. BURELL, CPA, was promoted to Vice President of Finance of CombiMatrix Corporation in November 2001. Prior to this, Mr. Burell had served as Controller from the time he joined CombiMatrix in February 2001. From May 1999 to February 2001, Mr. Burell was the controller for Network Commerce, Inc., a publicly traded technology and information infrastructure company located in Seattle. Prior to this, Mr. Burell spent 9 years with Arthur Andersen's Audit and Business Advisory practice in Seattle. Mr. Burell is a certified public accountant and holds bachelor of science degrees in Accounting and Business Finance from Central Washington University.

         JEFFREY B. OSTER, PH.D. has been CombiMatrix Corporation's Senior Vice President of Intellectual Property and Associate General Counsel since November 2000. From January 1998 to November 2000, Dr. Oster was a partner in the Seattle-based law firm of Davis Wright Tremaine LLP, practicing intellectual property law. From September 1996 to January 1998, Dr. Oster was the General Counsel of Cytotine Networks, Inc., a pharmaceutical development company. From October 1992 to September 1996, Dr. Oster was the General Counsel of Cell Therapeutics Inc., a pharmaceutical development company. Dr. Oster received a B.A. from Johns Hopkins University, a Ph.D. from the University of Pennsylvania, and a J.D. from Rutgers Law School.

         EDWARD M. EADEH has been CombiMatrix Corporation's Vice President of International Business Development since May 2000. From August 1997 to September 1999, Mr. Eadeh was Vice President of Asia Pacific Sales for Sterling. From February 1995 to August 1997, Mr. Eadeh was the Vice President of Asia Pacific Sales for Polaroid Medical Imaging. Mr. Eadeh attended Wayne State University.

         BROOKE P. ANDERSON, PH.D. has been CombiMatrix Corporation's Vice President of Software Development since April 2000 and a member of the CombiMatrix Corporation's Scientific Advisory Board since September 2000. From August 1997 to April 2000, Dr. Anderson served as the CombiMatrix Corporation's Director of Engineering and from its formation in October 1995 to September 2000 Dr. Anderson served as a member of the CombiMatrix Corporation's board of directors. From October 1995 to January 1997 Dr. Anderson also served as its President. Prior to that time, Dr. Anderson co-founded Acacia, and from January 1993 to August 1997, Dr. Anderson served as Vice President, Research and Development of Acacia. Dr. Anderson received a B.S.E. in nuclear engineering from the University of Michigan and an M.S. in applied physics, and a Ph.D. in computation and neural systems from the California Institute of Technology.

         BRETT UNDEM joined Acacia Research as Vice President of Investor Relations/Corporation Finance in June of 2000. He then transferred to CombiMatrix Corporation in January 2001 and currently holds the title of Vice President Investor Relations. Mr. Undem was previously Vice President of Canterbury Consulting, an institutional investment advisory firm. Prior to Canterbury Consulting, Mr. Undem was a Senior Consultant at Wurts & Associates, a Los Angeles-based institutional investment-consulting firm. He holds a bachelor of sciences degree in finance from the University of Arizona and earned the designation Certified Investment Management Analyst from the Wharton School of Business.

         It is intended that the above named individuals will continue serving in their existing CombiMatrix Corporation roles for the CombiMatrix group.

                            EMPLOYEES AND CONSULTANTS

         As of April 30, 2002, the CombiMatrix group had 88 full-time employees, 21 of whom hold Ph.D. degrees and 64 of whom are engaged in full-time research and development activities. The CombiMatrix group plans to expand its research and development programs as well as corporate collaborations, and will hire additional staff as these initiatives are implemented. The CombiMatrix group is not a party to any collective bargaining agreement. It considers its employee relations to be good.

         The CombiMatrix group also makes selective use of paid consultants to assist in solving specialized problems or providing particular services. Consultants are used when the CombiMatrix group determines that it is more economical than hiring an employee or where the best available services are only available on a consulting basis. In addition to consultants, the CombiMatrix group intends to utilize the services of university employees to perform basic research that is useful to it. The CombiMatrix group believes that this offers a cost-effective means of obtaining valuable information not directly related to its core technology.

         As the CombiMatrix group's business grows, it anticipates that it will be required to selectively hire a certain number of chemists, biologists, engineers and lab technicians as well as additional managerial, financial and clerical employees. The market for scientists and engineers is competitive and there can be no assurance that the CombiMatrix group will be able to hire all of the skilled employees it needs or that it will be able to reach its desired staffing levels within a reasonable period of time.

           PROPERTIES (INCLUDING A LIST OF FACILITIES LEASED OR OWNED)

         CombiMatrix Corporation leases office and laboratory space totaling approximately 63,537 square feet located north of Seattle, Washington, under a lease agreement that expires in December 2008. Presently, the CombiMatrix group is not seeking any additional facilities.

         The CombiMatrix group believes that its facility meets its office, laboratory and manufacturing requirements for the foreseeable future.

                              ENVIRONMENTAL MATTERS

         The operations of the CombiMatrix group involve the use, transportation, storage and disposal of hazardous substances, and as a result, these subsidiaries are subject to environmental and health and safety laws and regulations. Although the CombiMatrix group currently use fairly small quantities of hazardous substances, as it expands its operations, its use of hazardous substances will likely increase and lead to additional and more stringent requirements. The cost of complying with these and any future environmental regulations could be substantial. In addition, if the CombiMatrix group fails to comply with environmental laws and regulations, or releases any hazardous substance into the environment, the CombiMatrix group could be exposed to substantial liability in the form of fines, penalties, remediation costs and other damages, or could suffer a curtailment or shut down of its operations.

                                    INTERNET

         Because the CombiMatrix group or its partners plan to utilize the Internet for product ordering as well as transmission of test data, it will be subject to government regulation concerning Internet usage and electronic commerce. The CombiMatrix group expects that state, federal and foreign agencies will adopt and modify regulations covering issues such as user and data privacy, taxation of products provided over the Internet, the use and export of cryptographic technology and content and quality of products. For example, the European Union has adopted a privacy directive that regulates the collection and use of information. The globalization of Internet commerce may be harmed by these and similar regulations since the European Union privacy directive prohibits transmission of certain information outside the European Union unless the receiving country has enacted individual privacy protection laws at least as strong as those enacted by the European Union privacy directive. In July 2000 the European Union issued a formal opinion permitting United States entities to transfer data to and from its countries if the United States entity adheres to safe harbor and privacy principles.

         The taxation of commerce activities in connection with the Internet has not been established, may change in the future and may vary from jurisdiction to jurisdiction. For example, a number of proposals have been made at the local, state, national and international levels that would impose additional taxes on the sale of products over the Internet. These proposals, if adopted, could substantially impair the growth of electronic commerce and could subject the CombiMatrix group's business activities to taxation unless it persuades customers to use their own intranet computer capabilities. Moreover, if any state or country were to assert successfully that the CombiMatrix group should collect sales or other taxes on the exchange of products over the Internet, its customers may refuse to use its services through the Internet.

                                LEGAL PROCEEDINGS

         On November 28, 2000, Nanogen filed a complaint in the United States District Court for the Southern District of California against CombiMatrix Corporation and Donald D. Montgomery, Ph.D., Senior Vice President, Chief Technology Officer and a director of CombiMatrix Corporation. Dr. Montgomery was employed by Nanogen as a senior research scientist between May 1994 and August 1995. The Nanogen complaint alleges, among other things, breach of contract, trade secret misappropriation and that U.S. Patent No. 6,093,302 and other proprietary information belonging to CombiMatrix Corporation are instead the property of Nanogen. The complaint seeks, among other things, correction of inventorship on the patent, the assignment of rights in the patent and pending patent applications to Nanogen, an injunction preventing disclosure of trade secrets, damages for trade secret misappropriation and the imposition of a constructive trust. On December 15, 2000, CombiMatrix Corporation and Dr. Montgomery filed a motion to dismiss the lawsuit, which was denied in part and granted in part on February 1, 2001. On March 9, 2001, CombiMatrix Corporation and Dr. Montgomery filed a counterclaim, alleging breach of express covenants not to sue or otherwise interfere with Dr. Montgomery arising out of a release signed by Nanogen in 1996. On April 4, 2001, Nanogen filed a motion to dismiss the counterclaim, which the court denied in its entirety on July 27, 2001. Fact discovery is ongoing and is scheduled to close on June 3, 2002. CombiMatrix Corporation intends to vigorously defend the lawsuit and pursue the counterclaim. Although CombiMatrix Corporation believes that Nanogen's claims are without merit, it cannot predict the outcome of the litigation.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

         You should read this discussion in conjunction with the CombiMatrix group, a development stage division of Acacia Research, financial statements and related notes and the Acacia Research consolidated financial statements and related notes, both included elsewhere herein. Historical results and percentage relationships are not necessarily indicative of operating results for any future periods.

GENERAL

         The CombiMatrix group is intended to reflect the performance of CombiMatrix Corporation and Advanced Material Sciences, entities that are in the development stage, and include all corporate assets, liabilities and transactions related to Acacia Research's life sciences businesses. The CombiMatrix group core technology opportunity in the life sciences sector has been primarily developed through CombiMatrix Corporation, which was formed in October 1995. CombiMatrix Corporation is a life science technology company with a proprietary system for rapid, cost competitive creation of DNA and other compounds on a programmable semiconductor chip. This proprietary technology has significant applications relating to genomic and proteomic research. Advanced Material Sciences, which was formed in November 2000, holds the exclusive license for CombiMatrix Corporation's biological array processor technology in certain fields of material sciences. Advanced Material Sciences has no operating history and is a marjority owned subsidiary of Acacia Research.

         CombiMatrix stock is intended to reflect the separate performance of the respective division of Acacia Research, rather than the performance of Acacia Research as a whole. The CombiMatrix group is not a separate legal entity. Holders of AR-CombiMatrix stock will be stockholders of Acacia Research. As a result, they will continue to be subject to all of the risks of an investment in Acacia Research and all of its businesses, assets and liabilities. The assets Acacia Research attribute to the CombiMatrix group could be subject to the liabilities of the Acacia Technologies group.

         The CombiMatrix group is developing technology that integrates a semiconductor, proprietary materials, proprietary software, chemistry, and the Internet into a system for use by pharmaceutical and biotechnology companies and academic researchers in identifying and determining the roles of genes, gene mutations and proteins. CombiMatrix Corporation's active biochip is a semiconductor coated with a three-dimensional layer of porous material in which DNA, RNA, peptides or small molecules can be synthesized or immobilized in discrete test sites. Since inception, CombiMatrix Corporation's operating activities have been devoted primarily to research and development of technologies for its active biochip system, including the development of its system, acquiring assets, recruiting personnel, business development and raising capital.

         In 2001, the CombiMatrix group's financial condition and cash flows were highlighted by the receipt of $6.4 million pursuant to separate license, supply and research and development agreements with Roche Diagnostics GmbH ("Roche") and the National Aeronautics and Space Administration ("NASA") and continued performance under CombiMatrix Corporation's Phase II SBIR grant with the U.S. Department of Defense. Both the Roche and NASA agreements were executed during the third quarter of 2001. During the second quarter of 2001, CombiMatrix Corporation created a wholly-owned subsidiary, CombiMatrix K.K. ("CombiMatrix KK"), which became a majority-owned subsidiary during the fourth quarter of 2001 after selling 10% of its common stock for $1.0 million as part of a joint venture agreement with Marubeni Japan, one of Japan's leading trading companies. In addition, in the third quarter of 2001 CombiMatrix Corporation raised $3.0 million through the execution of a sale and leaseback transaction with a major financial institution. CombiMatrix Corporation also continued the expansion of its research and development activities throughout 2001, including the relocation to its new research facilities and corporate headquarters in January 2001 located in Mukilteo, Washington. In addition, in May 2001, Advanced Material Services completed a private equity financing raising gross proceeds of $2.0 million through the issuance of 2,000,000 shares of common stock.

         In 2000, the CombiMatrix group's financial condition and cash flows were highlighted primarily by the continued expansion of research and development activities, financing activities and the building of its core management and scientific teams, as well as the relocation from northern California to its temporary research facilities and corporate headquarters in Snoqualmie, Washington. In July 2000, CombiMatrix Corporation was granted U.S. Patent No. 6,093,302, which expires in July 2017, for its biochip microarray processor system. In November 2000, Advanced Material Science was formed, raising initial equity financing of $3.0 million. In 1999, the CombiMatrix group's financial condition and cash flows were highlighted primarily by research and development and financing activities. In the following discussion and analyses, the period-to-period comparisons must be viewed in light of the impact that the operating and financing activities have had on the CombiMatrix group's financial condition and results of operations.

         Since inception, the CombiMatrix group has not recognized any revenues from the licensing of its core technologies or from product sales, and has incurred significant net losses. During the years ended December 31, 2001, 2000 and 1999, the CombiMatrix group incurred net losses of approximately $28.0 million, $14.8 million and $1.6 million, respectively. At December 31, 2001, the CombiMatrix group's accumulated deficit was approximately $46.5 million. The losses have resulted principally from costs incurred in research and development and from marketing, general and administrative costs associated with the CombiMatrix group's operations. Operating expenses including non-cash stock-based compensation expense increased to $49.5 million for the year ended December 31, 2001, from $24.6 million for 2000 and $2.8 million for 1999. The CombiMatrix group expects to continue to incur net losses and negative cash flow from operations for the foreseeable future due to significant increases in research and development and marketing, general and administrative expenses that will be necessary to further develop CombiMatrix group's technologies towards commercialization. To date, the CombiMatrix group has relied primarily upon selling equity securities to generate the funds needed to finance the implementation of the CombiMatrix group's business strategies. The CombiMatrix group cannot assure that it will not encounter unforeseen difficulties that may deplete capital resources more rapidly than anticipated. Any efforts to seek additional funds could be made through equity, debt or other external financings; however, the CombiMatrix group cannot assure that additional funding will be available on favorable terms, if at all. If the CombiMatrix group fails to obtain additional funding when needed, the CombiMatrix group may not be able to execute its business strategies and its business may suffer.

STRATEGIC PARTNERSHIPS AND FINANCIAL HIGHLIGHTS

         During 2001, CombiMatrix Corporation received significant payments from its strategic partners and licensees. By continuing the CombiMatrix group's efforts with these partners and by identifying new strategic relationships, the CombiMatrix group intends to maximize the opportunities in the life sciences sector that will be created by commercializing its biochip system. Financing and investing activities are listed in the "Liquidity and Capital Resources" section that follows. Highlights of activities with the CombiMatrix group's strategic partners and other operating activities for the year ended December 31, 2001 include:

         o    ROCHE

                  In July 2001, CombiMatrix Corporation entered into a non-exclusive worldwide license, supply, research and development agreement with Roche. Under the terms of the agreement, it is contemplated that Roche will purchase, use and resell CombiMatrix Corporation's active biochip system for rapid production of both catalog and customizable biochips. CombiMatrix Corporation's goal is to develop a platform technology, providing a range of standardized biochips for use in important research applications. Roche will make payments for the deliverables contemplated and for expanded license rights. The agreement also allows Roche to use, develop and resell licensed CombiMatrix Corporation products in diagnostic applications. The agreement includes a revenue sharing arrangement and has a term of 15 years. The agreement provides for minimum payments by Roche to CombiMatrix Corporation over the first three years, including milestone achievement payments, payments for products, royalties and payments for research and development projects. All payments received under this agreement to date have been recorded as deferred revenue at December 31, 2001. In December 2001, CombiMatrix Corporation completed a major milestone in its strategic alliance with Roche, by demonstrating several key performance metrics of its custom in-situ microarray system.

         o    NASA

                  In August 2001, CombiMatrix Corporation entered into a two-year license and supply agreement with NASA. The agreement provides for the license, purchase and use by the NASA Ames Research Center of CombiMatrix Corporation's active biochip system to conduct biological research in both terrestrial and extraterrestrial laboratories. All payments received under this agreement have been recorded as deferred revenue at December 31, 2001.

         o    CONTRACT RESEARCH AND DEVELOPMENT WITH THE U.S. GOVERNMENT

                  During 2001, CombiMatrix Corporation recognized $456,000 of grant revenues solely from its SBIR Phase II grant with the U.S. Department of Defense ("DOD"). CombiMatrix Corporation's business relationship with the DOD began in July 1999 when CombiMatrix Corporation was awarded an SBIR Phase I grant to use its active biochip technology in connection with the development of detection devices for chemical and biological warfare agents. This grant was completed and $60,000 of revenues were recognized during 1999. CombiMatrix Corporation was also awarded a $100,000 Department of Energy ("DOE") grant in July 1999, which was completed in March 2000. CombiMatrix Corporation recognized $83,000 in the fourth quarter of 1999 and $17,000 the first quarter of 2000 under this grant. In July 2000, CombiMatrix Corporation was awarded a two-year $730,000 SBIR Phase II grant to continue its research for the DOD. The CombiMatrix group expects to recognize an additional $91,250 in government grant revenue per quarter over the first three quarters in 2002.

         o    JOINT VENTURE

                  In May 2001, CombiMatrix Corporation formed CombiMatrix KK, a Japanese corporation located in Tokyo. In October 2001, the KK entered into a joint venture agreement with Marubeni Japan, the purpose of which is to focus on development and licensing opportunities for CombiMatrix Corporation's active biochip system with pharmaceutical and biotechnology companies in the Asian market. Marubeni Japan made a $1.0 million investment to acquire a 10% minority interest in the joint venture.

EFFECT OF VARIOUS ACCOUNTING METHODS ON RESULTS OF OPERATIONS

         The CombiMatrix group believes the following critical accounting policies affect the CombiMatrix group's more significant judgments and estimates used in the preparation of the CombiMatrix group financial statements:

         o    basis of presentation;
         o policies relating to AR-Acacia Technologies stock and AR-CombiMatrix stock;
         o    revenue recognition;
         o    research and development expenses;
         o    litigation, claims and assessments;
         o    stock-based compensation;
         o    accounting for income taxes; and
         o    valuation of long-lived and intangible assets and goodwill.

         BASIS OF PRESENTATION. The CombiMatrix group financial statements have been prepared in accordance with generally accepted accounting principles and, taken together with the Acacia Technologies' group financial statements, comprise all the accounts included in the corresponding consolidated financial statements of Acacia Research. The financial statements of each group reflect the financial condition, results of operations and cash flows of the businesses included therein. The financial statements of the CombiMatrix group include the accounts or assets of Acacia Research specifically attributed to the CombiMatrix group and give effect to the accounting policies that will be applicable upon implementation of the recapitalization proposal. The CombiMatrix group financial statements have been prepared on a basis that management believes to be reasonable and appropriate and reflect the financial position, results of operations and cash flows of businesses that comprise the CombiMatrix group and all other corporate assets, liabilities and related transactions of Acacia Research attributed to the CombiMatrix group, including allocated portions of Acacia Research's general and administrative costs. Intergroup transactions between the CombiMatrix group and the Acacia Technologies group have not been eliminated in the separate group's financial statements.

         The preparation of the divisional financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. If the recapitalization proposal is implemented, significant management estimates and judgments will be required related to the implementation of the management and allocation policies applicable to the preparation of the divisional financial statements of the CombiMatrix group. Individual group results may be significantly impacted based on management's estimates and judgments.

         POLICIES RELATING TO AR-ACACIA TECHNOLOGIES STOCK AND AR-COMBIMATRIX STOCK. The management and allocation policies applicable to the preparation of the divisional financial statements of the CombiMatrix group and the Acacia Technologies group (collectively, "the groups") may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the Board at any time without approval of the stockholders. The CombiMatrix group's divisional financial statements reflect the application of the management and allocation policies adopted by the Board to various corporate activities, as described below. The CombiMatrix group's divisional financial statements should be read in conjunction with Acacia Research's consolidated financial statements and related notes.

TREASURY AND CASH MANAGEMENT POLICIES

         Acacia Research will manage most treasury and cash management activities on a de-centralized basis, with each separate group separately managing its own treasury activities. Pursuant to treasury and cash management policies adopted by the Board, after the date on which AR-CombiMatrix stock and AR-Acacia Technologies stock is first issued, the following will apply:

         o Acacia Research will attribute each future issuance of AR-Acacia Technologies stock (and the proceeds thereof) to the Acacia Technologies group and will attribute each future issuance of AR-CombiMatrix stock (and the proceeds thereof) to the CombiMatrix group;

         o Acacia Research will attribute each future incurrence or issuance of external debt or preferred stock (and the proceeds thereof) between the Acacia Technologies group and the CombiMatrix group or entirely to one group as determined by the Board, based on the extent to which Acacia Research incurs or issues the debt or preferred stock for the benefit of the CombiMatrix group and the Acacia Technologies group;

         o Dividends on AR-Acacia Technologies stock will be charged against the Acacia Technologies group, and dividends on AR-CombiMatrix stock will be charged against the CombiMatrix group;

         o Repurchases of AR-Acacia Technologies stock will be charged against the Acacia Technologies group and repurchases of AR-CombiMatrix stock will be charged against the CombiMatrix group;

         o As of immediately prior to the first issuance of AR-CombiMatrix stock and AR-Acacia Technologies stock, the CombiMatrix group and the Acacia Technologies group shall be deemed to be allocated the cash and cash equivalents held by the respective groups as of that date;

         o Acacia Research will account for any cash transfers from Acacia Research to or for the account of a group, from a group to or for the account of Acacia Research, or from one group to or for the account of the other group (other than transfers in return for assets or services rendered) as short-term loans unless (A) the Board determines that a given transfer (or type of transfer) should be accounted for as a long-term loan, (B) the Board determines that a given transfer (or type of transfer) should be accounted for as a capital contribution, or (iii) the Board determines that a given transfer (or type of transfer) should be accounted for as a return of capital. There are no specific criteria to determine when Acacia Research will account for a cash transfer as a long-term loan, a capital contribution or a return of capital rather than an inter-group revolving credit advance; provided, however, that cash advances from Acacia Research to the Acacia Technologies group or to the CombiMatrix group up to $25 million on a cumulative basis shall be accounted for as short-term or long-term loans at interest rates at which Acacia Research could borrow such funds and shall not be accounted for as a capital contribution. The Board will make such a determination in the exercise of its business judgment at the time of such transfer based upon all relevant circumstances. Factors the Board may consider include, without limitation, the current and projected capital structure of each group; the financing needs and objectives of the recipient group; the availability, cost and time associated with alternative financing sources; and prevailing interest rates and general economic conditions; and

         o Any cash transfers accounted for as short-term loans will bear interest at the rate at which Acacia Research could borrow such funds. In addition, any cash transfers accounted for as a long-term loan will have interest rates, amortization, maturity, redemption and other terms that reflect the then-prevailing terms on which Acacia Research could borrow such funds.

CORPORATE GENERAL AND ADMINISTRATIVE SERVICES AND FACILITIES

         Acacia Research will allocate the cost of corporate general and administrative services and facilities between the groups generally based upon utilization. Where determinations based on utilization alone are impracticable, Acacia Research will use other methods and criteria that management believes to be equitable and to provide a reasonable estimate of the cost attributable to each group. Except as otherwise determined by management, the allocated costs of providing such services and facilities will include, without limitation, all costs and expenses of personnel employed in connection with such services and facilities, including, without limitation, all direct costs of such personnel, such as payroll, payroll taxes and fringe benefit costs (calculated at the appropriate annual composite rate therefor) and all overhead costs and expenses directly related to such personnel and the services or facilities provided by them. In addition, allocated costs will include all materials used in connection with such services or facilities, billed at their net cost to the provider of the services or facilities plus all overhead costs and expenses related to such materials.

         Except as may otherwise be specifically provided pursuant to the terms of any agreements among Acacia Research and the groups or any resolutions of the Board, the corporate general and administrative services and facilities to be allocated between the groups will include, without limitation, legal services, accounting services (tax and financial), insurance and deductibles payable in connection therewith, employee benefit plans and administration thereof, investor relations, stockholder services, and services relating to the board of directors.

ALLOCATION OF FEDERAL AND STATE INCOME TAXES

         Acacia Research will determine its federal income taxes and the federal income taxes of its subsidiaries that own assets allocated between the groups on a consolidated basis. Acacia Research will allocate consolidated federal income tax provisions and related tax payments or refunds between the groups based principally on the taxable income and tax credits directly attributable to each group. Such allocations will reflect each groups' contribution, whether positive or negative, to Acacia Research, consolidated federal taxable income and consolidated federal tax liability and tax credit position. Acacia Research will credit tax benefits that cannot be used by the group generating those benefits but can be used on a consolidated basis to the group that generated such benefits. Inter-group transactions will be treated as taxed on a separate return basis.

         Depending on the tax laws of the respective jurisdictions, state and local income taxes are calculated on either a consolidated or combined basis between the groups based on their respective contribution to such consolidated or combined state taxable incomes. State and local income tax provisions and related tax payments or refunds which are determined on a separate corporation basis will be allocated between the groups in a manner designed to reflect the respective contributions of the groups to Acacia Research, separate or local taxable income.

         REVENUE RECOGNITION. The CombiMatrix group derives revenues and deferred revenues primarily from two sources: (i) government grant revenues and
(ii) multiple-element arrangements with strategic partners and licensees. As described below, significant management judgments must be made and used in connection with the revenue recognized or deferred in any accounting period. Material differences may result in the amount and timing of revenues recognized for any period if the CombiMatrix group makes different judgments.

         Government Grants: Revenues from government grants and contracts are recognized as the related services are performed, when the services have been accepted by the grantor and collectibility is reasonably assured. Amounts recognized are limited to amounts due from the grantor based upon the contract or grant terms.

         Revenues Under Multiple-Element Arrangements with Strategic Partners and Licensees: Pursuant to Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"), an arrangement with multiple elements or deliverables should be segmented into individual units of accounting based on the separate deliverables only if there is objective and reliable evidence of fair value to allocate the consideration received to the deliverables. Accordingly, revenues from multiple-element arrangements involving license fees, up-front payments and milestone payments, which are received or billable in connection with other rights and services that represent continuing obligations of the CombiMatrix group, are deferred until all of the multiple elements have been delivered or until objective and verifiable evidence of the fair value of the undelivered elements has been established. Upon establishing verifiable evidence of the fair value of the elements in multiple-element arrangements, the fair value is allocated to each element of the arrangement, such as license fees or research and development projects, based on the relative fair values of the elements. The CombiMatrix group determines the fair value of each element in multiple-element arrangements based on objective and reliable evidence of fair value, which is determined for each element based on the price charged when the same element is sold separately to a third party. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

         For the year ended December 31, 2001, the CombiMatrix group received cash consideration from Roche for achieving certain milestones, which have been classified as deferred revenue in the CombiMatrix group's December 31, 2001 balance sheet due to the determination that the payments received related to elements for which objective and reliable evidence of fair value does not currently exist. Pursuant to SAB No. 101, the elements associated with the amounts received to date and additional milestone payments will be treated as one accounting unit. The up-front fees and cash payments received upon the accomplishment of the contractual milestones will be deferred. Revenue will be recognized when all of the related elements, for which objective and reliable evidence does not exist, have been delivered and there is objective and reliable evidence to support the fair value for all of the undelivered elements.

         In general, revenues from the sale of products and/or services either are recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fees are fixed and determinable and (iv) collectibility is reasonably assured.

         RESEARCH AND DEVELOPMENT EXPENSES. The CombiMatrix group has been and continues to be engaged in a number of research and development initiatives to improve and expand the active biochip system, including increasing the number of test sites on active biochips from currently 1,024 sites per square centimeter to over 10,000 sites per square centimeter and by developing additional applications of CombiMatrix group's technology for drug discovery.

         Except for the amortization of non-cash deferred stock compensation discussed below, research and development expenses have been the CombiMatrix group's largest expense category to date and consist of costs to develop a semiconductor-based, active biochip system. These costs include salaries, benefits, recruiting and relocation expenses attributed to CombiMatrix group's research and development personnel, costs incurred in the development of prototype products, the consumption of laboratory materials and supplies and facilities costs. The CombiMatrix group expects to continue to incur significant expenses for research and development in order to commercialize an active biochip system. As a result, the CombiMatrix group expects that the group's research and development expenses will continue to increase in the near term.

         In addition to the license and supply agreement with Roche, CombiMatrix Corporation also entered into a 5-year research and development agreement with Roche, which is subdivided into four separate projects. As a result, a portion of the research and development expenses incurred during 2001 were driven by obligations under these projects, which include continued development of production microarray synthesis techniques, as well as higher density microarrays. Research and development expenses required to complete these projects are expected to continue into 2002 and 2003, pursuant to the timelines outlined in the related agreements.

         The CombiMatrix group accounts for research and development expenses pursuant to SFAS No. 2, "Accounting for Research and Development Costs" ("SFAS No. 2"). SFAS No. 2 requires that all research and development costs be charged to expense as incurred. These would include the costs described above as well as costs incurred to acquire technologies, which are utilized in research and development and which have no alternative future use. Also, costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain. Under SFAS No. 2, research and development refers to a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. Significant management estimates are required with respect to the determination of which costs relate to plans or designs for a new product or process or for a significant improvement to an existing product. Had the CombiMatrix group determined that certain costs incurred were not related to research and development activities, different accounting treatment for such costs may have been required.

         The costs of software developed or obtained for internal use is expensed as incurred until certain capitalization criteria have been met, at which time such costs are capitalized and reported as a component of property and equipment. To date, these costs have been classified as research and development expenses. Significant management estimates are required with respect to the determination of when certain capitalization criteria have been met. Typically this occurs upon completion of a prototype and design phase and a functioning model exists. Thereafter, all software program costs are required to be capitalized and amortized over the remaining estimated useful life of the software. Had management made differing judgments regarding the capitalization criteria, different accounting treatment of costs of software developed for internal use may have been required.

         In connection with the proposed purchase of the remaining minority interests in CombiMatrix Corporation, Acacia Research expects approximately $12.8 million of the purchase price to be allocated to in-process research and development ("IPR&D"). Acacia Research management assumes responsibility for determining the IPR&D valuation. Acacia Research has engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired. The valuation is currently in process and is expected to be completed prior to the mailing of proxy materials to Acacia Research stockholders. Amounts included herein are based on preliminary determinations of fair value.

         The fair value assigned to purchased IPR&D was estimated by discounting to present value the cash flows expected to result from each project once it has reached technological feasibility. A discount rate consistent with the risks of each project was used to estimate the present value of future cash flows. In estimating future cash flows, management considered the contribution of its core technology (for which a United States patent was obtained in July 2000) that would be required for successful exploitation of purchased in-process technology, in order to value the core and in-process technologies discretely. As a result, future cash flows relating to each purchased IPR&D project were reduced in order to reflect the contribution of core technology to each IPR&D project. The cash flows from these projects attributable to core technology were then separately valued to determine the intangible asset value of purchased core technology (listed in the table above). In determining the contribution of core technology to in-process projects, management of CombiMatrix Corporation analyzed their historical research and development efforts applicable to obtaining their patent from the United States government vs. their efforts to commercially develop the technology in various IPR&D projects. The ratio of core technology research and development spending to IPR&D spending at the time of the merger was applied to each IPR&D project cash flows to determine cash flows relating to core technology.

         The nature of the efforts to develop the purchased IPR&D into commercially viable products principally relates to the completion and/or acceleration of existing development programs. These efforts include testing current and alternative materials used in microarray design, testing of existing and alternative methods for microarray synthesis, developing prototype machinery (including operating software) to synthesize, hybridize and read individual microarrays, and to perform numerous experiments, or assays, with actual target samples in order to determine customer protocols and procedures for using the CombiMatrix group's microarray system. The costs of these efforts have been included in the CombiMatrix group's projections to successfully launch the purchased IPR&D projects. The resulting net cash flows from such projects are based on Acacia Research management's estimates of revenues, cost of sales, research and development expenses, sales and marketing expenses, general and administrative expenses, the anticipated effect of income taxes, and required returns on working capital, fixed assets and other assets necessary to support the generation of these cash flows.

         The discounting of net cash flows relating to core technology back to their present value is based on CombiMatrix Corporation's weighted average cost of capital ("WACC"). The WACC calculation produces the average required rate of return of an investment in an operating enterprise, based on various required rates of return from investments in various areas of that enterprise. The WACC for CombiMatrix Corporation's was approximately 20% at the time of the merger and is the rate used in discounting the net cash flows attributable to purchased core technology. Higher discount rates were used to value the purchased IPR&D projects, however, due to the additional inherent risks associated with these projects, including if and when the technologies will ultimately become commercially viable, market acceptance, and threats from competing technologies. The discount rates used for each project are described below.

         The forecast data employed in the valuation analyses was based upon product level forecast information obtained by Acacia Research from numerous internal and external resources. These resources included publicly available databases, external market research consultants, company-sponsored focus CombiMatrix Corporation data and internal market experts. Acacia Research senior management reviewed and challenged the forecast data and related assumptions and utilized the information in analyzing IPR&D. The forecast data and assumptions are inherently uncertain and unpredictable. However, based upon the information available at this time, Acacia Research management believes the forecast data and assumptions to be reasonable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from the forecasted results. Any such variance may result in a material adverse effect on Acacia Research's financial condition and results of operations.

         In the allocation of purchase price to the IPR&D, the concept of alternative future use was specifically considered for each of the programs under development. The acquired IPR&D consists of CombiMatrix Corporation's work to complete each of the identified programs. The programs are very specific to research market for which they are intended. There are no alternative uses for the in-process programs in the event that the programs fail in their continued development or are otherwise not feasible. The development effort for the acquired IPR&D does not possess an alternative future use for Acacia Research as defined by generally accepted accounting principles.

         Below is a brief description of each IPR&D project including an estimation of when management believes Acacia Research may realize revenues from the sale of these products.

         Genomics Biological Array System: As described elsewhere in this document, CombiMatrix Corporation's genomics biological array processor system is being developed to discretely immobilize sequences of DNA or RNA within individual test sites on a modified semiconductor chip coated with a three-dimensional layer of porous material. The system also includes proprietary hardware units and related software applications to be able to synthesize materials onto the chips, apply target samples of genetic materials and interpret the results. The purpose of this system will be in gene expression profiling and SNP genotyping, which could lead to the better understanding of gene function and ultimately therapeutic discovery to fight disease. CombiMatrix Corporation's projected cash flow models from commercializing this system include servicing CombiMatrix Corporation's existing relationship with Roche as well as other strategic partners, pharmaceutical, biotech and academic institutions. Although current research and development efforts in commercializing this system have been positive, there can be no assurance that the system will be successfully launched and broadly accepted by the pharmaceutical, biotech and academic research fields.

         Proteomics Biological Array System: CombiMatrix Corporation's proteomics biological array processor system is being developed to discretely immobilize proteins and other small molecules within individual test sites on a modified semiconductor chip in a similar fashion as described above for the genomics biological array system. However, the chemistry used in synthesizing proteins, the porous reaction layer coating used in synthesis and the software used to design probes for protein synthesis are significantly different from what is currently being developed for the genomics application, largely due to the inherent biological differences between DNA molecules and protein molecules and how they react with CombiMatrix Corporation's proprietary synthesis processes. The proteomics biological array system will be used in determining protein expression, variation and function within living cells, which could lead to the better understanding of protein function and ultimately therapeutic discovery to fight disease. Although current research and development efforts in commercializing this system have been positive, there can be no assurance that the system will be successfully launched and broadly accepted by the pharmaceutical, biotech and academic research fields.

         LITIGATION, CLAIMS AND ASSESSMENTS. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Specifically, management must make estimates of whether (i) it is probable that an asset has been impaired or a liability has been incurred at the date of the combined financial statements and (ii) whether the amount of loss can be reasonably estimated. In the event that, in management's estimation it is probable that an asset has been impaired or a liability has been incurred at the date of the combined financial statements and amounts of loss can be reasonably estimated, the estimated contingent loss is accrued by a charge to income.

         Because of the uncertainties related to both probabilities of outcome and amounts and ranges of potential loss associated with outstanding claims and pending litigation at December 31, 2001, management is unable to make a reasonable estimate of the likelihood of outcome or the liability that could result from an unfavorable outcome. As such, the CombiMatrix group has not accrued for any loss contingencies as of December 31, 2001. As additional information becomes available, the CombiMatrix group will assess the potential liability related to CombiMatrix group's pending litigation and revise management's estimates. Such revisions in estimates of the potential liability could materially impact our results of operation and financial position.

         STOCK-BASED COMPENSATION. Stock option policies provide for the granting of stock options to employees at exercise prices equal to the fair value of the underlying stock on the date of grant, the fair values of which are determined by the board of directors.

         Non-cash stock compensation cost related to stock options issued to employees is accounted for in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and related interpretations. Compensation cost attributable to such options is recognized based on the difference, if any, between the closing market price of the stock on the date of grant and the exercise price of the option. Compensation cost is deferred and amortized on an accelerated basis over the vesting period of the individual option awards using the amortization method prescribed in FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" ("FIN No. 28"). Non-cash compensation cost of stock options and warrants issued to non-employee service providers, which has not been significant, is accounted for under the fair value method required by SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

         During the year ended December 31, 2000, the CombiMatrix group recorded deferred non-cash stock compensation charges aggregating approximately $53.8 million in connection with the granting of stock options during 2000. Pursuant to policy, these stock options were originally granted at exercise prices equal to the fair value of CombiMatrix Corporation's underlying stock on the date of grant as determined by the board of directors. However, such exercise prices were subsequently determined to be granted at exercise prices below fair value due to a substantial step-up in the fair value of stock pursuant to a valuation provided by an investment banker in contemplation of CombiMatrix Corporation's potential initial public offering in 2000. In connection with the proposed initial public offering and pursuant to SEC rules and guidelines, the CombiMatrix group was required to reassess the value of stock options issued during the one-year period preceding the potential initial public offering and utilize the stepped-up fair value provided by the investment banker for purposes of determining whether such stock option issuances were compensatory, which resulted in the CombiMatrix group recognizing $53.8 million in deferred non-cash stock compensation charges in 2000 and $729,000 in 2001. These non-cash deferred stock compensation charges are being amortized using the amortization method prescribed in FIN No. 28 over their respective option vesting periods, which range from one to four years. Non-cash stock compensation charges during 2001 totaled $20.0 million and related primarily to the continued amortization of our deferred stock compensation. Pursuant to the vesting terms of the outstanding options, the CombiMatrix group will incur non-cash stock compensation amortization expenses of approximately $8.1 million in 2002, $3.6 million in 2003 and $1.1 million in 2004.

         During the third and fourth quarters of 2001, certain of unvested stock options were forfeited. Pursuant to the provisions of APB Opinion No. 25 and related interpretations, the reversal of previously recognized non-cash stock compensation expense on forfeited unvested stock options had the effect of reducing overall stock compensation expense by approximately $4.7 million during 2001. In addition, the forfeiture of certain unvested options during 2001 resulted in a $13.2 million reduction of remaining deferred non-cash stock compensation expense scheduled to be amortized in future periods.

         In connection with the proposed acquisition of the remaining minority interest of CombiMatrix Corporation, the exchange of CombiMatrix Corporation common stock options for AR-CombiMatrix options will result in a new measurement date for those awards. Accordingly, deferred stock-based compensation expense of approximately $3.8 million will arise and will be amortized in conformity with FIN 28.

         Amounts to be amortized in future periods reflected above may be impacted by certain subsequent stock option transactions including modification of terms, cancellations, forfeitures and other activity.

         ACCOUNTING FOR INCOME TAXES. In conjunction with the preparation of the CombiMatrix group's financial statements, Acacia Research is required to estimate income taxes in each of the jurisdictions in which Acacia Research operates. This process involves Acacia Research estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and asset depreciation for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our combined balance sheet. Acacia Research must then assess the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent Acacia Research believes that recovery is not likely, Acacia Research must establish a valuation allowance. To the extent Acacia Research establishes a valuation allowance or increases this allowance in a period, Acacia Research must include an expense within the tax provision in the group statements of operations.

         Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and valuation allowance. Acacia Research has recorded a full valuation allowance against net deferred tax assets of $20.5 million as of December 31, 2001, due to uncertainties related to the ability to utilize deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. In assessing the need for a valuation allowance, Acacia Research has considered estimates of future taxable income, the period over which deferred tax assets may be recoverable, history of losses and assessment of the probability of continuing losses in the foreseeable future. In management's estimate, any positive indicators, including forecasts of potential future profitability of businesses, are outweighed by the uncertainties surrounding estimates and judgments of potential future taxable income. In the event that actual results differ from these estimates or Acacia Research adjusts these estimates should Acacia Research believe it would be able to realize all or a portion of these deferred tax assets in the future, an adjustment to the valuation allowance would increase income in the period such determination was made. Any changes in the valuation allowance could materially impact the financial position and results of operations.

         If the recapitalization proposal is approved, Acacia Research will determine its federal income taxes and the federal income taxes of its subsidiaries that own assets allocated between the groups on a consolidated basis. Consolidated federal income tax provisions and related tax payments or refunds will be allocated between the groups based principally on the taxable income and tax credits directly attributable to each group. Such allocations will reflect each group's contribution, whether positive or negative, to Acacia Research's consolidated federal taxable income and consolidated federal tax liability and tax credit position. Acacia Research will credit tax benefits that cannot be used by the group generating those benefits but can be used on a consolidated basis to the group that generated such benefits.

         VALUATION OF LONG-LIVED AND INTANGIBLE ASSETS AND GOODWILL. The CombiMatrix group assesses the impairment of identifiable intangibles, long-lived assets and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the CombiMatrix group considers important, which could trigger an impairment review include the following:

         o significant underperformance relative to expected historical or projected future operating results;
         o significant changes in the manner of use of the acquired assets or the strategy for our overall business;
         o    significant negative industry or economic trends; and
         o significant decline in the AR-CombiMatrix stock price for a sustained period.

         When the CombiMatrix group determines that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the CombiMatrix group measures any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in our current business model. Net intangible assets, long-lived assets and goodwill amounted to $13.7 million as of December 31, 2001.

         In 2002, SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), became effective and as a result, the CombiMatrix group will cease to amortize approximately $2.9 million of goodwill effective January 1, 2002. The CombiMatrix group recorded approximately $0.9 million of amortization of goodwill during 2001. In lieu of amortization an initial impairment review of goodwill will be performed in 2002 and an annual impairment review thereafter. Completion of the initial review has been delayed to the second quarter of 2002. Management currently does not expect to record an impairment charge upon completion of the initial impairment review. However there can be no assurance that at the time the review is completed, a material impairment charge will not be recorded.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 requires long-lived assets to be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In conjunction with such tests, it may be necessary to review depreciation estimates and methods as required by APB Opinion No. 20, "Accounting Changes," or the amortization period as required by SFAS No. 142. Management is currently assessing the impact of SFAS No. 144 on the CombiMatrix group's financial position and operating results.

COMBIMATRIX GROUP

RESULTS OF OPERATIONS:                                         2001            2000            1999
                                                          -------------   -------------   -------------
Revenues ..............................................   $    456,000    $     17,000    $    144,000
Research and development expenses .....................    (18,839,000)    (11,813,000)     (1,826,000)
Marketing, general and administrative expenses ........    (29,471,000)    (12,121,000)       (913,000)
Amortization of patents and goodwill ..................     (1,203,000)       (641,000)        (31,000)
Other income (expense), net ...........................      2,055,000       1,661,000        (224,000)
Minority interests ....................................     18,817,000       8,300,000       1,248,000
Benefit (provision) for income taxes ..................        155,000          79,000          (2,000)
Cumulative effect of change in accounting principle ...             --        (246,000)             --
                                                          -------------   -------------   -------------
Net loss ..............................................   $(28,030,000)   $(14,764,000)   $ (1,604,000)
                                                          =============   =============   =============

2001 COMPARED TO 2000

         REVENUES. Revenues were $0.5 million in 2001 as compared to $0.02 million in 2000. Revenues recognized in 2001 relate to the SBIR Phase II Department of Defense grant, which is ongoing. The revenues recognized in 2000 relate to the completion of CombiMatrix Corporation's Department of Energy grant.

         RESEARCH AND DEVELOPMENT. Research and development expenses were $18.8 million in 2001 as compared to $11.8 million in 2000. The increase in research and development expense was due primarily to an increase in non-cash stock compensation changes, and a general expansion of research and development efforts, which resulted in the growth of research and development personnel as well as the amount of supplies and materials consumed. The CombiMatrix group's research and development activities were focused primarily on efforts to further develop and enhance the active biochip system towards commercialization. Most of these efforts were driven by CombiMatrix Corporation's obligations under our agreements with Roche, which were executed in July 2001. These projects include development of production microarray synthesis techniques, as well as higher density microarrays.

         In 2001, research and development expense included non-cash stock compensation charges, totaling $7.2 million. Non-cash compensation charges for 2001 are net of $0.8 million of non-cash stock compensation expense reversal related to the forfeiture of certain unvested stock options during the third and fourth quarters of 2001. In 2000, research and development expense for non-cash stock compensation was $3.4 million.

         MARKETING, GENERAL AND ADMINISTRATIVE. Marketing, general and administrative expenses were $29.5 million in 2001 as compared to $12.1 million in 2000. These costs consist primarily of salaries and related expenses for executive, financial and other administrative personnel, including non-cash stock compensation charges, recruitment and relocation, professional services, litigation costs, and marketing activities, facilities costs and other corporate expenses. The increase was primarily due to an increase in non-cash stock compensation charges, an increase in marketing, general and administrative expenses was due primarily to an increase in executive and administrative personnel, an increase in personnel recruitment and relocation expenses, and an increase in rent and utilities expenses as a result of CombiMatrix Corporation's January 2001 relocation to and occupancy of approximately 64,000 square feet of office space in their new corporate and research facilities located in Mukilteo, Washington. The CombiMatrix group's legal fees increased significantly in 2001 compared to 2000 as a result of litigation with Nanogen. In addition, marketing, general and administrative expenses include the write-off of approximately $1.4 million of deferred initial public offering costs, which were charged to income in the fourth quarter of 2001 due to uncertainty related to the future recoverability of these deferred costs, stemming from unfavorable market conditions in late 2001 and early 2002. The CombiMatrix group expects marketing, general and administrative expenses to increase in the future to support the execution of our business strategies.

         Amortization of deferred stock compensation included in marketing, general and administrative expenses was $12.8 million in 2001 as compared to $6.8 million in 2000. Stock compensation cost is deferred and amortized on an accelerated basis over the vesting period of the individual option awards using the amortization method prescribed in FIN No. 28. The increase in deferred stock compensation amortization in 2001 was due to higher amounts of deferred stock compensation charges scheduled to be amortized in 2001 as compared to 2000 related to $53.8 million of deferred stock compensation originally recorded in the third and fourth quarters of 2000. Amortization of deferred stock compensation in 2001 was partially offset by $3.9 million due to forfeitures of unvested stock options occurring in 2001. The CombiMatrix group is scheduled to incur deferred stock compensation amortization charges of approximately $8.1 million, $3.6 million and $1.1 million in 2002, 2003 and 2004, respectively. Included in marketing, general and administrative expenses of the CombiMatrix group are allocated corporate charges of $1.4 million and $0.9 million in 2001 and 2000, respectively.

         INTEREST INCOME. Interest income was $2.1 million in 2001 as compared to $1.7 million in 2000. The increase in interest income was due primarily to higher average balances of cash and cash equivalents and short-term investments in 2001 as compared to 2000. The overall increase in the average level of cash and investment balances in 2001 was primarily the result of a private equity financing executed in August 2000 raising gross proceeds of $36.0 million through the sale of 4 million shares of CombiMatrix Corporation common stock at $9 per share.

         INTEREST EXPENSE. Interest expense was $0.07 million in 2001 as compared to no interest expense in 2000. Interest expense recorded in 2001 related to CombiMatrix Corporation's capital lease obligation with a commercial bank, which was entered into in September 2001. The CombiMatrix group had no similar obligations in 2000.

         MINORITY INTERESTS. Minority interests in the net losses of the CombiMatrix group were $18.8 million in 2001 as compared to $8.3 million in 2000. The increase in minority interests in 2001 was primarily due to the increase in losses incurred by the CombiMatrix group as a result of increased non-cash stock compensation amortization charges, its continued expansion of research and development efforts and increased marketing, general and administrative expenses.

         CUMULATIVE EFFECT OF ACCOUNTING CHANGE. Cumulative effect of accounting change was zero in 2001 as compared to $0.2 million in 2000. During the fourth quarter of 2000, Acacia Research Corporation adopted Emerging Issues Task Force No. 98-15, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios." As a result, the beneficial conversion feature of $1.5 million 6% unsecured promissory notes that was valued at $0.2 million was charged to the December 31, 2000 statement of operations with a corresponding increase to equity in accordance with Accounting Principles Bulletin Opinion No. 20, "Accounting Changes."

2000 COMPARED TO 1999

         REVENUES. Revenues were $0.02 million in 2000 as compared to $0.1 million in 1999. The decrease in revenues was due to the overall decrease in activity under our Department of Defense and Department of Energy grants in 2000 as compared to 1999.

         RESEARCH AND DEVELOPMENT. Research and development expenses were $11.8 million in 2000 as compared to $1.8 million in 1999. The increase in research and development expenses was due primarily to an increase in non-cash stock compensation and a general expansion of the CombiMatrix group research and development efforts, which resulted in the growth of research and development personnel, as well as the amount of supplies and materials consumed. In 2000, research and development expenses for non-cash stock compensation (including warrants), totaled $3.4 million. In 1999, research and development expenses for non-cash stock compensation were not material.

         MARKETING, GENERAL AND ADMINISTRATIVE. Marketing, general and administrative expenses were $12.1 million in 2000 as compared to $0.9 million in 1999. The recruiting, hiring and in some cases relocating CombiMatrix Corporation's executive and administrative staff significantly contributed to the overall increase in our marketing, general and administrative expenses in 2000 compared to 1999. Marketing, general and administrative expenses included $7.3 million and $0.2 million of non-cash stock compensation charges for 2000 and 1999, respectively. Included in marketing, general and administrative expenses of the CombiMatrix group are allocated corporate charges of $0.9 million and $0.4 million, respectively.

         AMORTIZATION OF DEFERRED STOCK COMPENSATION. Amortization of deferred stock compensation was $10.2 million in 2000 as compared to $0.02 million in 1999. The increase in deferred stock compensation amortization was due to greater amount of deferred stock compensation amortized in 2000 compared to 1999 resulting from the recognition of $53.8 million of deferred stock compensation in the third and fourth quarters of 2000.

         INTEREST INCOME. Interest income was $1.7 million in 2000 as compared to $0.02 million in 1999. The increase in interest income was due to higher average balances of cash and cash equivalents and short-term investments in 2000 as compared to 1999 resulting from increased financing activities in 2000 compared to 1999.

         INTEREST EXPENSE. Interest expense was $0 in 2000 as compared to $0.3 million in 1999. The decrease in interest expense was due to a decrease in cash interest expense from $117,000 in 1999 to $0 for the same period in 2000, a decrease in amortization of discount on notes from $60,000 in 1999 to $0 in 2000 and a decrease in amortization of debt issuance costs on CombiMatrix Corporations notes from $36,000 1999 to $0 in 2000. All of these decreases were the result of the exchange of the entire $1.5 million principal amount of notes for 725,000 shares of common stock in December 1999.

         MINORITY INTERESTS. Minority interests in the net losses of the CombiMatrix group were $8.3 million in 2000 as compared to $1.2 million in 1999. The increase in minority interests in 2000 was primarily due to the increase in losses incurred by the CombiMatrix group as a result of increased non-cash stock compensation amortization charges, its continued expansion of research and development efforts and increased marketing, general and administrative expenses.

         CUMULATIVE EFFECT OF ACCOUNTING CHANGE. Cumulative effect of accounting change was $0.2 million in 2000 as compared to zero in 1999. During the fourth quarter of 2000, Acacia Research Corporation adopted Emerging Issues Task Force No. 98-15, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios." As a result, the beneficial conversion feature of $1.5 million 6% unsecured promissory notes that was valued at $0.2 million was charged to the December 31, 2000 statement of operations with a corresponding increase to equity in accordance with Accounting Principles Bulletin Opinion No. 20, "Accounting Changes."

INFLATION

         Inflation has not had a significant impact on the CombiMatrix group in the current or prior periods.

LIQUIDITY AND CAPITAL RESOURCES

         From inception through December 31, 2001, the CombiMatrix group has been funded primarily with private equity financing totaling $64.2 million. At December 31, 2001, cash and cash equivalents and short-term investments totaled $33.3 million, compared to $47.2 million at December 31, 2000. Our cash reserves and short-term investments are held in a variety of investment-grade securities, including government and corporate bonds, commercial paper and money market accounts.

         Net cash used in operations during the years ended December 31, 2001, 2000 and 1999 was $17.1 million, $8.7 million and $2.7 million, respectively. The CombiMatrix group division net losses for the years ended 2001, 2000 and 1999, excluding minority interests were $46.8 million, $22.8 million and $2.9 million, respectively. In 2001, the CombiMatrix group's negative cash flow from operations stemmed primarily from the continued expansion of the group's research and development activities including its efforts under the Roche and NASA agreements executed in 2001. Cash outflows from operations were partially offset by the receipt of milestone and advance payments under the Roche and NASA agreements totaling $6.0 million, which have been recorded as deferred revenues at December 31, 2001. Included in division net loss for 2001, 2000 and 1999 are non-cash charges of $22.1 million, $10.9 million and $0.1 million, respectively, related to amortization of deferred stock compensation, depreciation and amortization expenses.

         Net cash provided by (used in) investing activities during the years ended December 31, 2001, 2000 and 1999 was $18.8 million, $(42.6 million) and $(88,000), respectively. Net cash inflows from investing activities includes the net impact of the sale and leaseback transaction executed in September 2001 with a commercial bank, resulting in gross proceeds of $3.0 million from the financing of the majority of the CombiMatrix group's property and equipment. The sale and leaseback transaction is reflected as a cash inflow and outflow from investing activities in the 2001 CombiMatrix group cash flow statement. The sale of short-term investments to fund the CombiMatrix group research and development operations totaling $50.4 million resulted in an overall net cash provided by investing activities in 2001 as compared to net cash used in investing activities in 2000. The increase in cash used in investing activities in 2000 as compared to 1999 was due primarily to purchases of short-term investments and capital equipment.

         Net cash attributed to the CombiMatrix group during the years ended December 31, 2001, 2000 and 1999 was $4.5 million, $56.4 million and $1.1 million, respectively. 2001 cash in flows from financing activities attributed to the CombiMatrix group include gross proceeds of $1.0 million from the issuance of 120 shares of common stock by CombiMatrix KK to Marubeni Japan in October 2001 representing a 10% ownership interest in CombiMatrix KK. In addition, Advance Material Sciences also completed a private equity financing raising $2.0 million in May 2001. During 2000, CombiMatrix group completed two private equity financings raising gross proceeds of $53.6 million through the sale of 7.5 million shares of CombiMatrix Corporation common stock. In addition, Advanced Material Science was formed, raising initial equity financing of $3.0 million. Financing activities included the receipt of $3.8 million in net proceeds from the sale of common stock to investors in 1999.

         CombiMatrix Corporation's rental expenses, including its share of the common area maintenance and operating expenses are approximately $135,000 per month (excluding any allocated rent expense) at the new headquarters facility. That amount increases over time, subject to acceleration based on actual usage of the premises, to approximately $170,000 per month by mid 2002 through 2008. CombiMatrix Corporation will pay $91,000 per month through September 2004 to retire the capital lease obligation. Our future litigation costs with respect to the Nanogen case are uncertain at this time, though they are expected to be significant. CombiMatrix Corporation also has entered into a one-year commitment to purchase $1.1 million worth of semiconductor wafers contingent upon successfully developing a next-generation microarray.

         The CombiMatrix group's long-term capital requirements and the adequacy of our available funds will depend upon many factors, including:

         o the CombiMatrix group's continued progress in research and development programs;
         o the costs involved in filing, prosecuting, enforcing and defending any patents claims, should they arise;
         o    the CombiMatrix group's ability to license technology;
         o    competing technological developments;
         o    the creation and formation of strategic partnerships;
         o the costs associated with leasing and improving our headquarters in Mukilteo, Washington;
         o    the costs of commercialization activities; and
         o other factors that may not be within the CombiMatrix group's control.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires that the purchase method be used for all business combinations initiated after June 30, 2001 and that certain intangible assets acquired in a business combination be recognized apart from goodwill. The CombiMatrix group believes that the adoption of SFAS No. 141 will not have a material effect on combined results of operations or financial position.

         SFAS No. 142 requires goodwill to be tested for impairment under certain circumstances, and written off when determined to be impaired, rather than being amortized as previous standards required. The CombiMatrix group will adopt SFAS No. 142 effective January 1, 2002. The CombiMatrix group has recorded approximately $0.9 million of goodwill amortization during 2001. As a result of SFAS No. 142, the CombiMatrix group will no longer amortize goodwill. In lieu of amortization, the CombiMatrix group is required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. The CombiMatrix group expects to complete initial review during the second quarter of 2002. The CombiMatrix group currently does not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. SFAS No. 144 also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a temporarily controlled subsidiary. SFAS No. 144 requires long-lived assets to be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In conjunction with such tests, it may be necessary to review depreciation estimates and methods as required by APB Opinion No. 20, "Accounting Changes," or the amortization period as required by SFAS No. 142. The CombiMatrix group management is currently assessing the impact of SFAS No. 144 on the group's operating results and financial condition upon adoption.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The CombiMatrix group's exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because the majority of the group's investments are in short-term debt securities issued by the U.S. treasury and by U.S corporations. The primary objective of the group's investment activities is to preserve principal while at the same time maximizing the income the CombiMatrix group receives without significantly increasing risk. To minimize risk, the CombiMatrix group maintains its portfolio of cash, cash equivalents and short-term investments in a variety of investment-grade securities and with a variety of issuers, including corporate notes, commercial paper, government securities and money market funds. Due to the nature of its short-term investments, the CombiMatrix group believes that it is not subject to any material market risk exposure.

         At December 31, 2001, the CombiMatrix group had certain assets and liabilities denominated in Japanese Yen as a result of forming CombiMatrix KK during 2001. However, due to the relative insignificance of those amounts, the CombiMatrix group does not believe that it has significant exposure to foreign currency exchange rate risks. The CombiMatrix group currently does not use derivative financial instruments to mitigate this exposure. The CombiMatrix group continues to review this and may begin hedging certain foreign exchange risks through the use of currency forwards or options in 2002.

                            ACACIA TECHNOLOGIES GROUP
                   (A DIVISION OF ACACIA RESEARCH CORPORATION)

                                    BUSINESS

         The Acacia Technologies group is principally comprised of Soundview Technologies Incorporated ("Soundview Technologies"), Acacia Media Technologies Corporation ("Acacia Media Technologies"), formerly Greenwich Information Technologies LLC, and includes all corporate assets and liabilities and related transactions of Acacia Research that relate to its media technology businesses. Both Soundview Technologies and Acacia Media Technologies are wholly-owned subsidiaries of Acacia Research.

         Soundview Technologies was incorporated in March 1996 under the laws of the State of Delaware. Soundview Technologies has acquired and is developing intellectual property in the telecommunications field, including audio and video blanking systems, also known as V-chip technology, which it licenses to television manufacturers. In March 1998, the Federal Communications Commission ("FCC") approved the television guidelines rating system, as well as the V-chip technical standards. Soundview Technologies owns the exclusive right and title to U.S. Patent No. 4,554,584, which describes a method for implementing the V-chip system in parallel with the existing closed-captioning circuits already in place in televisions. This patent expires in July 2003.

         Acacia Media Technologies was formed as a limited liability company under the laws of the State of Delaware in 1996 and converted to become a Delaware corporation in 2001. Acacia Media Technologies owns a worldwide portfolio of pioneering patents relating to audio and video transmission and receiving systems, commonly known as audio-on-demand and video-on-demand, used for distributing content via various methods including computer networks, cable television systems and direct broadcasting satellite systems. Audio-on-demand offers similar functionality with music or other audio content. Video-on-demand allows television viewers to order movies or other programs from a remote file server and to view them at home with full VCR functionality, including pause, fast-forward and reverse. Information-on-demand is one of the primary applications of interactive entertainment. Acacia Media Technologies also has an option to purchase nine U.S. and five foreign patents related to radio and television broadcast interaction technology.

         The Acacia Technologies group is responsible for the development, licensing and protection of its intellectual property and proprietary technologies and continues to pursue both licensing and strategic business alliances with leading companies in the rapidly growing media technologies industry.

                                 MARKET OVERVIEW

         SOUNDVIEW TECHNOLOGIES' MARKETS

         The 1996 Telecommunications Act requires all television manufacturers to include V-chip technology in all new television sets with screens 13 inches or larger sold in the United States. Approximately 26.0 million new televisions are sold each year in the United States. The Acacia Technologies group's V-chip technology is a cost-effective method for V-chip implementation that is compatible with components currently in use in televisions. The Acacia Technologies group's V-chip technology uses a television's receiver circuitry to decode content rating information sent as part of the broadcast signal. By utilizing the broadcast signal that carries closed-caption data, the Acacia Technologies group's technology is relatively inexpensive to implement. The industry and its trade association adopted this method as the technical standard for new television sets sold in the United States that are required to have V-chip technology.

         ACACIA MEDIA TECHNOLOGIES' MARKETS

         The market for audio and video transmission and receiving systems, such as audio-on-demand and video-on-demand, continues to grow inside the United States and abroad. The technology underlying the infrastructure required to deliver digitized signals to consumers continues to rapidly improve, making the expansion of the infrastructure more economical, and increasing the opportunities for the commercialization of the Acacia Technologies group's audio and video-on-demand patent portfolio. It is estimated that there are currently

17 million digital satellite customers in the United States and 9 million outside the United States. There are an estimated 13 million digital cable subscribers in the United States, and this number is anticipated to increase to over 40 million by 2005. It is also estimated that there are currently 11 million broadband Internet customers in the United States, and this number is anticipated to increase significantly by 2005. Interactive services such as video-on-demand are being rolled out to these digital customers, and it is anticipated that revenues for the video-on-demand industry will reach $3 billion by 2005. The Acacia Technologies group will continue to pursue both licensing and strategic business alliances with leading companies in the rapidly growing media technologies industry.

                           MARKETING AND DISTRIBUTION

         V-CHIP TECHNOLOGY

         Acacia Technologies group's strategy has been to license television manufacturers that are utilizing the V-chip technology. Its strategy has been to license to major manufacturers with the largest potential licensing fees first, and then to focus on smaller or less well-known manufacturers. By successfully licensing to the largest manufacturers first, Acacia Technologies believes that it has established strong precedent with respect to its intellectual property rights. This precedent has enabled Acacia Technologies group to deal effectively with additional manufacturers and to avoid, in some circumstances, costly negotiations or litigation.

         During the past year, Acacia Technologies group has licensed 12 major television manufactures including Philips, Hitachi, Pioneer, Samsung, Sanyo, Funai, LG Electronics, Thomson, JVC, Daewoo, Orion, and Matsushita. Litigation for patent infringement and anti-trust violations is pending against Sony, Mitsubishi, Sharp and Toshiba. These 12 licensees and 4 litigants manufacture most of the television sets sold in the United States. These license agreements contain provisions in some cases for lump sum payments, in other cases provisions for ongoing royalty payments or a combination of both.

         Acacia Technologies group has identified several smaller companies that also manufacture televisions for sale in the U.S. and it intends to continue to attempt to enter into licenses with these companies. Acacia Technologies group expects to enter into licenses with these companies, but may initiate additional litigation against these companies if they use Acacia Technologies' V-Chip technology without a license. Acacia Technologies intends to continue to identify potential licensees of its technology in the future. Acacia Technologies' V-chip patent expires in July 2003.

         DIGITAL MEDIA TRANSMISSION TECHNOLOGY

         Streaming and audio/video on demand refers to technology that permits viewers or listeners to experience on-demand digital audio and video. In order for streaming and audio/video on demand content to be transmitted, it must be digitized, compressed and encrypted using software. The digitized content is then stored by the originator or a content aggregator on a digital server. Upon request by the end user, the digitized content is sent via cable, satellite, the Internet, or radio transmission to a receiver. The receiver is usually a computer, set top box, radio, or other portable hand held device which plays, pauses, rewinds, and fast forwards the content at the discretion of the user.

         Acacia Technologies group's digital media transmission ("DMT") technology has the potential to be utilized by companies worldwide engaged in the digitization, encryption, storage, transmission, receipt, and playback of digital content. Digital satellite television has been perhaps the fastest growing medium for transmission of digitized content. Cable companies are seeking to convert their existing customers to digital formats to compete with satellite. Broadband Internet service is expanding throughout the United States for the delivery of digital entertainment services to the computer. Digital satellite radio stations have recently launched with digital terrestrial radio soon expected to follow. Acacia Technologies group believes that each of these services utilize its DMT technology.

         Acacia Technologies group has identified potential licensees of its DMT technology involved in this process including cable companies, satellite companies, DSL providers, Internet service providers, fiber network providers, server manufacturers, content delivery networks, consumer electronics companies, corporate webcasters, interactive gaming companies, encoder application vendors, digital radio stations, software manufacturers, adult entertainment companies, and computer manufacturers, all on a worldwide basis.

         Acacia Technologies group intends to engage in a worldwide licensing program based upon the adoption rates and uses of its DMT technology in every region of the world. In the United States, Acacia Technologies group intends to initially focus on those companies involved in the delivery of digitized content via cable, satellite, and broadband Internet access. In Europe, Acacia Technologies group believes that digital satellite services providers are now the predominant means of delivering digitized content to the consumer. In Asia, limitations involving conventional technologies have made wireless devices popular for receiving entertainment services, and wireless devices are intended to be one of Acacia Technologies group's early priorities in Asia. Acacia Technologies group intends to continue to monitor all worldwide markets very closely and pursue licensing efforts related to the adoption of these technologies. Acacia Technologies group's digital media transmission patent portfolio expires in 2011 in the U.S. and in 2012 in international markets.

                        PATENTS, LICENSES AND FRANCHISES

         The Acacia Technologies group's patent that describes a method for implementing the V-chip system in parallel with the existing closed-captioning circuits already in place in televisions, was issued in November 1985 and expires in July 2003. In April 1998, the U.S. Patent and Trademark Office issued a reexamination certificate confirming the approval of all existing and newly added claims of its issued patent. The reexamination was requested by Soundview Technologies in August 1996 to confirm the strength of its patent in light of other existing patents. Over 30 new prior art references were introduced and examined during the process, which took more than eighteen months for the Patent Office to complete. As a result, patentability of all original claims as issued was confirmed and 17 new claims more specific to the V-chip implementation were granted.

         The Acacia Technologies group owns five issued U.S. patents relating to audio and video transmission and receiving systems, commonly known as audio-on-demand and video-on-demand, used for distributing content via various methods as follows: U.S. Patent No. 5,132,992, U.S. Patent No. 5,253,275, U.S. Patent No. 5,550,863, U.S. Patent No. 6,002,720 and U.S. Patent No. 6,144,702.
In addition, the Acacia Technologies group owns sixteen foreign patents also relating to audio and video transmission and receiving systems technology. Foreign rights include patents granted in Mexico and the Republic of China, a patent granted by the European Patent Office covering Austria, Belgium, Denmark, Finland, France, Germany, Greece, Italy, Luxembourg, Monaco, the Netherlands, Spain, Sweden, Switzerland and the United Kingdom, and patent applications pending in Japan and South Korea. Those patents that have already been issued and granted were issued or granted during the past nine years, the earliest of which will expire in 2011. The Acacia Technologies group is pursuing business opportunities with possible providers of information-on-demand systems and others involved in supplying related information-on-demand services.

         The Acacia Technologies group also has an option to purchase nine U.S. and five foreign patents related to radio and television broadcast interaction technology.

     REGULATORY MATTERS - SATELLITE, CABLE AND TELECOMMUNICATIONS REGULATION

         The Acacia Technologies group markets and licenses technologies relating to audio-on-demand and video-on-demand. These technologies can be used to transmit content by several means including satellite, cable and telecommunications systems. The satellite, cable and telecommunications industries are subject to federal regulation, including Federal Communications Commission ("FCC") licensing and other requirements. These industries are also often subject to extensive regulation by local and state authorities. While most satellite, cable and telecommunication industry regulations do not apply directly to the Acacia Technologies group, they affect programming distributors, one of the large potential customers for the technologies covered by the Acacia Technologies group patent portfolio. The Acacia Technologies group monitors pending legislation and administrative proceedings to ascertain relevance, analyze impact and develop strategies regarding regulatory trends and developments within these industries.

         Federal law requires cable operators to reserve up to one-third of a system's channel capacity for local commercial television stations that have elected must-carry status. In addition, a cable system is generally required to carry local non-commercial television stations. The FCC has also implemented comparable rules for satellite carriers requiring that if a satellite system carries one local broadcast station in a local market pursuant to a royalty-free license granted under the Satellite Home Viewer Improvement Act of 1999, then it must carry all local broadcast stations in that market. To meet these requirements, some cable and satellite systems must decide which programming services to keep and which to remove in order to make space available for local television stations. These must-carry requirements may impact the Acacia Technologies group's information-on-demand and streaming media business by causing cable and satellite systems operators to reduce the number of channels on their systems that would have used technologies covered by Acacia Technologies group's patent portfolio.

         On January 18, 2001, the FCC issued a Notice of Inquiry ("NOI") concerning interactive television. The NOI raises a series of questions that suggest that cable systems might be regarded as essential, open platforms of spectrum for non-discriminatory third-party use, rather than facilities-based providers competing in a wider market. Interactive television is a service so new that the FCC has difficulty defining it, but the FCC states that it considers interactive television to embrace at least electronic program guides, interactive video content, and supplementary signals that wrap around video and provide additional content or services. The NOI seeks comments on the nature of interactive television (e.g., what is it, who will provide it, how will it be provided, what are the business models for its provision), and whether cable systems will be a "superior platform" for the provision of interactive television. Although the NOI cannot lead directly to rules, it asks very detailed questions all arising from a common regulatory premise: that cable operations who are affiliated with interactive television providers should not be permitted to "discriminate" in favor of their own interactive television services with respect to spectrum usage; and that interactive television providers affiliated with cable operators may need to be subjected to equivalent rules of non-discrimination so that they may not obtain leverage from any exclusive arrangement they would otherwise negotiate with popular programmers. The outcome of the NOI will largely determine whether there will be subsequent FCC regulations for the interactive television industry. As of March 19, 2002, the FCC had not yet proposed any new regulations as a result of the NOI. Any regulation of this industry could impact the Acacia Technologies group's information-on-demand and streaming media business by limiting the growth of the market for these technologies or regulating their licensing, but at this time, it is too speculative to determine what those rules or their impact may be.

                                   COMPETITION

         The Acacia Technologies group expects to encounter competition in the area of business opportunities from other entities having similar business objectives. Many of these potential competitors possess financial, technical, human and other resources greater than those of the Acacia Technologies group. The Acacia Technologies group anticipates that it will face increased competition in the future as new companies enter the market and advanced technologies become available.

         Other companies may develop competing technologies that offer better or less expensive alternatives to the V-chip technology and/or the Acacia Technologies group's audio-on-demand and video-on-demand technology. Many potential competitors, including television manufacturers and other media technology companies, have significantly greater resources. Technological advances or entirely different approaches developed by one or more of its competitors could render Acacia Technologies group's technologies obsolete or uneconomical.

                                   MANAGEMENT

         The Acacia Technologies group's senior management will consist of the following individuals:

NAME                    POSITIONS
---------------------   --------------------------------------------------------
Paul R. Ryan            Chairman - Acacia Media Technologies Corporation and
                        Soundview Technologies Incorporated

Robert L. Harris II     Chief Executive Officer - Acacia Media Technologies
                        Corporation and Soundview Technologies Incorporated

Robert A. Berman        President and Secretary - Acacia Media Technologies
                        Corporation and Soundview Technologies Incorporated

Clayton J. Haynes       Chief Financial Officer - Acacia Media Technologies
                        Corporation and Soundview Technologies Incorporated

Robert B. Stewart       Senior Vice President, Corporate Finance - Acacia Media
                        Technologies Corporation

Roy J. Mankovitz        Senior Vice President, Intellectual Property - Acacia
                        Media Technologies Corporation

Andrew H. Duncan        Vice President, Business Development - Acacia Media
                        Technologies Corporation

John H. Roop            Vice President, Engineering - Acacia Media Technologies
                        Corporation

         The following is biographical information and a brief description of the capacities in which each of the above persons has served during the past five years. Biographical information on Messrs. Ryan, Harris and Haynes is set forth on pages 86 and 87 under "Acacia Research Corporation--Business."

         ROBERT A. BERMAN joined Acacia Research in March 2000 and was named Senior Vice President and General Counsel in February 2001. He is also the President of Soundview Technologies and Acacia Media Technologies, wholly owned subsidiaries of Acacia Research. Mr. Berman has extensive licensing and business development experience with media technology companies, and held senior positions at National Media Corporation and QVC. He practiced law at the Philadelphia law firm of Blank, Rome, Comisky and McCauley. Mr. Berman received a B.S. from the University of Pennsylvania's Wharton School in 1985, and a J.D. from Northwestern Law School in 1989.

         ROBERT B. STEWART joined Acacia Research in 1997 and is responsible for corporate finance and investor relations. He also leads the company's initiative to raise external capital for Acacia's affiliate companies. Previously, Mr. Stewart was President of Macallan, Dunhill & Associates, a registered investment advisor and general partner of a private investment fund. Mr. Stewart has a Bachelors degree in Economics from the University of Colorado/Boulder.

         ROY J. MANKOVITZ has been Senior Vice President, Intellectual Property of the Acacia Media Technologies Corporation since December 2001. Mr. Mankovitz is best known for his former position as a Director, and Corporate Counsel, Intellectual Property of Gemstar - TV Guide International ("Gemstar"). Mr. Mankovitz was with Gemstar from 1991 to 1998, where he was responsible for the worldwide patent, trademark and copyright program, including technology licensing, litigation, strategic alliances and the establishment, acquisition and protection of intellectual property rights. He was also a member of the research and development group for new product development and a named inventor of more than two-dozen United States and foreign patents assigned to Gemstar. Prior to Gemstar, Mr. Mankovitz was a member of the law firm Christie, Parker and Hale, LLP where he was responsible for intellectual property prosecution, litigation support, infringement and validity studies, and client counseling for electronics companies, including Gemstar, Samsung and Fujitsu. Mr. holds a B.S. in Electrical Engineering from Columbia University and a J.D. from the University at La Verne, Los Angeles College of Law.

         ANDREW H. DUNCAN has been Vice President, Business Development of the Acacia Media Technologies Corporation since February 2002. Mr. Duncan was formerly Vice President, Consumer Electronics of Gemstar - TV Guide International with direct reporting responsibility to the CEO. Mr. Duncan was with Gemstar from 1994 to 2001, where he was responsible for licensing and marketing of the highly successful VCR Plus+ and Electronic Program Guide. At Gemstar, he developed and controlled licensing and marketing policy with all major consumer electronic manufacturers worldwide, including Sony, Philips and RCA. Prior to Gemstar, Mr. Duncan was European Marketing and Product Manager for Thomson Multimedia (formerly RCA/GE in the United States) where he was responsible for that company's consumer electronics multi-brand business across Europe. Mr. Duncan holds and honors degree in chemistry from Nottingham University and diplomas in marketing and direct marketing from London University (Kings College).

         JOHN ROOP has been Vice President, Engineering of Acacia Media Technologies since March 2002. Mr. Roop was formerly Senior Vice President, Technology and Development of StarSight Telecast, Inc. He has also held the positions of Director of Engineering of InSight Telecast, Inc., Vice President of Engineering of VSAT Systems, Inc., and Director of Data Communications of Telcom General Corp. Mr. Roop holds a B.S. in Electrical Engineering from the University of California, Berkeley.

                                    EMPLOYEES

         As of April 30, 2002, the Acacia Technologies group had 17 full-time employees. None of the companies included in the Acacia Technologies group is a party to any collective bargaining agreement. The Acacia Technologies group considers its employee relations to be good.

           PROPERTIES (INCLUDING A LIST OF FACILITIES LEASED OR OWNED)

         The Acacia Technologies group operates out of facilities leased by Acacia Research, consisting of approximately 7,143 square feet of office space in Newport Beach, California, under a lease agreement that expires in February 2007. Presently, the Acacia Technologies group is not seeking any additional facilities.

                                LEGAL PROCEEDINGS

         In 2000, Soundview Technologies filed a federal patent infringement and antitrust lawsuit against certain television manufacturers, the Consumer Electronics Manufacturers Association and the Electronics Industries Alliance d/b/a/ Consumer Electronics Association. In its lawsuit now pending before the United States District Court for the District of Connecticut, Soundview Technologies alleges that television sets fitted with V-chips and sold in the United States infringe Soundview Technologies' patent. Additionally, Soundview Technologies alleges that the Consumer Electronics Manufacturers Association has induced infringement of Soundview Technologies' patent and that the defendants have violated the federal Clayton and Sherman Antitrust Acts by engaging in collusive attempts to prevent others in the electronics and television broadcasting industries from entering into licensing agreements with Soundview Technologies. Soundview Technologies is seeking monetary damages, an injunction preventing unlicensed use of its patented technology and other remedies.

         During 2001, Soundview Technologies executed separate settlement and/or license agreements with Samsung Electronics, Hitachi America, Ltd., LG Electronics, Inc., Funai Electric Co., Ltd., Daewoo Electronics Corporation of America, Sanyo Manufacturing Corporation, Thomson Multimedia, Inc., JVC Americas Corporation, Matsushita Electric Industrial Co., Ltd. and Orion Electric Co., Ltd. In addition, Soundview Technologies settled its lawsuits with Pioneer Electronics (USA) Incorporated, an affiliate of Pioneer Corporation, and received payments from Philips Electronics North America Corporation pursuant to a settlement and license agreement signed in December 2000. Certain of these license agreements constitute settlements of patent infringement litigation brought by Soundview Technologies.

         As of December 31, 2001, the Acacia Technologies group received license fee payments from television manufacturers totaling $25.6 million and granted non-exclusive licenses of Soundview Technologies' U.S. Patent No. 4,554,584 to the respective television manufacturers. Certain of the settlement and license agreements provide for future royalty payments to Soundview Technologies. The Acacia Technologies group received and recognized as revenue $2.4 million of the license fee payments in the first quarter of 2001, $10.0 million of the license fee payments in the second quarter of 2001, $10.7 million of the license fee payments in the third quarter of 2001 and $1.0 million of the license fee payments in the fourth quarter of 2001. License fee payments received during 2001 totaling $1.5 million are included in deferred revenues at December 31, 2001 pursuant to the terms of the respective agreements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


         You should read this discussion in conjunction with the Acacia Technologies group, a division of Acacia Research, financial statements and related notes and the Acacia Research consolidated financial statements and related notes, both included elsewhere herein. Historical results and percentage relationships are not necessarily indicative of operating results for any future periods.

GENERAL

         The Acacia Technologies group, a division of Acacia Research, is comprised primarily of Acacia Research's wholly-owned media technology subsidiaries Soundview Technologies Incorporated ("Soundview Technologies") and Acacia Media Technologies Corporation, and also includes all other related corporate assets and liabilities and related transactions of Acacia Research that are attributed to its media technology businesses.

         The AR-Acacia Technologies stock is intended to reflect the separate performance of the respective division of Acacia Research, rather than the performance of Acacia Research as a whole. The Acacia Technologies group is not a separate legal entity. Holders of the AR-Acacia Technologies stock will be stockholders of Acacia Research. As a result, they will continue to be subject to all of the risks of an investment in Acacia Research and all of Acacia Research's businesses, assets and liabilities. The assets Acacia Research attributes to the Acacia Technologies group could be subject to the liabilities of the CombiMatrix group.

         The Acacia Technologies group businesses own intellectual property related principally to the telecommunications industry, including a television blanking system, also known as the "V-chip," which it licenses to television manufacturers and a worldwide portfolio of pioneering patents relating to audio and video transmission and receiving systems, commonly known as audio-on-demand and video-on-demand, used for distributing content via various methods including computer networks, cable television systems and direct broadcasting satellite systems. The Acacia Technologies group is responsible for the development, licensing and protection of its intellectual property and proprietary technologies. The Acacia Technologies group continues to pursue both licensing and strategic business alliances with leading companies in the rapidly growing media technology industry.

         In 2001, Acacia Technologies group's financial condition and cash flows were highlighted by the receipt of $25.6 million in payments from the licensing of the Acacia Technologies group's television V-chip technology, the completion of a private equity financing raising gross proceeds of $19.0 million and the acquisition of the minority interests in Soundview Technologies in June 2001 and Acacia Media Technologies Corporation in November 2001. In 2000, Acacia Technologies group's financial condition and cash flows were highlighted primarily by the completion of a private equity financing raising gross proceeds of $23.7 million, the receipt of $14.8 million from the redemption of warrants issued in connection with a December 1999 private equity financing and the general expansion of operations, including an increase in business development expenses as the Acacia Technologies group explored new business opportunities. In 1999, Acacia Technologies group's financial condition and cash flows were highlighted primarily by the completion of a private equity financing raising gross proceeds of $21.0 million and the investment in Acacia Research's subsidiary, Soundbreak.com. In the following discussion and analysis, the period-to-period comparisons must be viewed in light of the impact that the acquisition and disposition of securities of various business interests has had on the Acacia Technologies group's financial condition and results of operations.

         During 2001, Acacia Technologies group began to receive significant payments from the licensing of the Acacia Technologies group's television V-chip technology to television manufacturers. However, to date, Acacia Research businesses included in the Acacia Technologies group have relied primarily upon selling equity securities, including sales to and loans from Acacia Research, to generate the funds needed to finance the implementation of their plans of operation. The Acacia Technologies group may be required to obtain additional financing through bank borrowings, debt or equity financings or otherwise, which would require Acacia Research to make additional investments or face a dilution of its equity interests.

ACQUISITION AND OPERATING ACTIVITIES

         During 2001, the Acacia Technologies group continued to significantly increase financing, acquisition and operating activities while receiving significant payments from its media technologies licensing arrangements. The Acacia Technologies group will continue to pursue both licensing and strategic business alliances with leading companies in the rapidly growing media technologies industry. Financing activities are listed in the Liquidity and Capital Resources section that follows. Highlights of the acquisition and operating activities for the year ended December 31, 2001 include:

         In the first quarter of 2001, Soundview Technologies executed separate settlement and/or license agreements with Samsung Electronics, Hitachi America, Ltd., LG Electronics, Inc., Funai Electric Company, Ltd., Daewoo Electronics Corporation of America and Sanyo Manufacturing Corporation. In addition, Soundview Technologies settled its lawsuits with Pioneer Electronics (USA) Incorporated. Certain of these license agreements constitute settlements of patent infringement litigation brought by Soundview Technologies. The settlement and license agreements provide for licensing payments to Soundview Technologies, and grant non-exclusive licenses of Soundview Technologies' U.S. Patent No. 4,554,584 to the respective television manufacturers. Certain of these settlement and license agreements provide for future royalty payments to Soundview Technologies. The Acacia Technologies group received, and recognized as revenue, $2.4 million in license fee payments during the first quarter of 2001. In addition, the Acacia Technologies group received a payment of $1.0 million pursuant to a settlement and license agreement executed in December 2000, which is included in deferred revenues at December 31, 2001.

         In February 2001, the board of directors of Soundbreak.com, a majority-owned subsidiary of Acacia Research, resolved to cease operations as of February 15, 2001 and liquidate its remaining assets and liabilities of the company. Accordingly, the Acacia Technologies group reported the results of operations and the estimated loss on disposal of Soundbreak.com as results of discontinued operations in the combined statements of operations as of and for the year ended December 31, 2000.

         In June 2001, Acacia Research's ownership interest in Soundview Technologies increased from 67% to 100%, following Soundview Technologies' completion of a stock repurchase transaction with its former minority stockholders. Soundview Technologies repurchased the stock of its former minority stockholders in exchange for a cash payment and the grant to such stockholders of the right to receive 26% of future net revenues generated by Soundview Technologies' current patent portfolio, which includes its V-chip patent.

         During the second quarter of 2001, Soundview Technologies executed separate settlement and license agreements with Thomson Multimedia, Inc. and JVC Americas Corporation. Certain of these settlement and license agreements provide for future royalty payments to Soundview Technologies. The Acacia Technologies group received, and recognized as revenue, license fee payments totaling $10.0 million during the second quarter of 2001.

         In the third quarter of 2001, Soundview Technologies executed separate settlement and/or license agreements with Matsushita Electric Industrial Co., Ltd. and Orion Electric Co., Ltd. The Acacia Technologies group received, and recognized as revenue, license fee payments totaling $10.7 million during the third quarter of 2001. In addition, the Acacia Technologies group received a payment of $0.5 million pursuant to a license agreement executed in December 2000, which is included in deferred revenues at December 31, 2001.

         In November 2001, Acacia Research increased its ownership interest in Acacia Media Technologies Corporation, formerly Greenwich Information Technologies LLC, from 33% to 100% through the purchase of the ownership interest of the former limited liability company's other member. In December 2001, Acacia Research converted the Greenwich Information Technologies LLC from a limited liability company to a corporation and changed the name to Acacia Media Technologies Corporation. Acacia Media Technologies owns a worldwide portfolio of pioneering patents relating to audio and video transmission and receiving systems, commonly known as audio-on-demand and video-on-demand, used for distributing content via various methods including computer networks, cable television systems and direct broadcasting satellite systems.

         In the fourth quarter of 2001, the Acacia Technologies group received, and recognized as revenue, license fee payments totaling $1.0 million.

EFFECT OF VARIOUS ACCOUNTING METHODS ON RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES

         The following critical accounting policies affect the Acacia Technologies group's more significant judgments and estimates used in the preparation of its combined financial statements:

         o    basis of presentation and principles of combination;
         o policies relating to AR-Acacia Technologies stock and AR-CombiMatrix stock;
         o    revenue recognition;
         o    litigation, claims and assessments;
         o    accounting for income taxes; and
         o    valuation of long-lived and intangible assets and goodwill.

         BASIS OF PRESENTATION AND PRINCIPLES OF COMBINATION. The Acacia Technologies group combined financial statements have been prepared in accordance with generally accepted accounting principles and, taken together with the CombiMatrix group financial statements, comprise all the accounts included in the corresponding consolidated financial statements of Acacia Research. The financial statements of each group reflect the financial condition, results of operations and cash flows of the businesses included therein. The financial statements of the Acacia Technologies group include the accounts or assets of Acacia Research specifically attributed to the Acacia Technologies group and give effect to the accounting policies that will be applicable upon implementation of the recapitalization proposal. The Acacia Technologies group financial statements have been prepared on a basis that management believes to be reasonable and appropriate and reflect the financial position, results of operations, and cash flows of businesses that comprise the Acacia Technologies group and all other corporate assets, liabilities and related transactions of Acacia Research attributed to the Acacia Technologies group, including allocated portions of Acacia Research's general and administrative costs. Intergroup transactions between the CombiMatrix group and the Acacia Technologies group have not been eliminated in the separate group's financial statements.

         The preparation of the divisional financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. If the Recapitalization Proposal is implemented, significant management estimates and judgments will be required related to the implementation of the management and allocation policies applicable to the preparation of the divisional financial statements of the Acacia Technologies group. Individual group results may be significantly impacted based on management's estimates and judgments.

         POLICIES RELATING TO AR-ACACIA TECHNOLOGIES STOCK AND AR-COMBIMATRIX STOCK. The management and allocation policies applicable to the preparation of the divisional financial statements of the CombiMatrix group and the Acacia Technologies group (collectively, "the groups") may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the Board at any time without approval of the stockholders. The Acacia Technologies group's divisional financial statements reflect the application of the management and allocation policies adopted by the Board to various corporate activities, as described below. The Acacia Technologies group's divisional financial statements should be read in conjunction with Acacia Research's consolidated financial statements and related notes.

TREASURY AND CASH MANAGEMENT POLICIES

         Acacia Research will manage most treasury and cash management activities on a de-centralized basis, with each separate group separately managing its own treasury activities. Pursuant to treasury and cash management policies adopted by the Board, after the date on which the AR-CombiMatrix stock and the AR-Acacia Technologies stock is first issued, the following will apply:

         o Acacia Research will attribute each future issuance of AR-Acacia Technologies stock (and the proceeds thereof) to the Acacia Technologies group and will attribute each future issuance of AR-CombiMatrix stock (and the proceeds thereof) to the CombiMatrix group;

         o Acacia Research will attribute each future incurrence or issuance of external debt or preferred stock (and the proceeds thereof) between the two groups or entirely to one group as determined by the Board, based on the extent to which Acacia Research incurs or issues the debt or preferred stock for the benefit of the CombiMatrix group and the Acacia Technologies group;

         o Dividends on AR-Acacia Technologies stock will be charged against the Acacia Technologies group, and dividends on AR-CombiMatrix stock will be charged against the CombiMatrix group;

         o Repurchases of AR-Acacia Technologies stock will be charged against the Acacia Technologies group and Repurchases of AR-CombiMatrix stock will be charged against the CombiMatrix group;

         o As of immediately prior to the first issuance of AR-CombiMatrix stock and AR-Acacia Technologies stock, the CombiMatrix group and the Acacia Technologies group shall be deemed to be allocated the cash and cash equivalents held by the respective groups as of that date;

         o Acacia Research will account for any cash transfers from Acacia Research to or for the account of a group, from a group to or for the account of Acacia Research, or from one group to or for the account of the other group (other than transfers in return for assets or services rendered) as short-term loans unless (A) the Board determines that a given transfer (or type of transfer) should be accounted for as a long-term loan, (B) the Board determines that a given transfer (or type of transfer) should be accounted for as a capital contribution or (iii) the Board determines that a given transfer (or type of transfer) should be accounted for as a return of capital. There are no specific criteria to determine when Acacia Research will account for a cash transfer as a long-term loan, a capital contribution or a return of capital rather than an inter-group revolving credit advance; provided, however, that cash advances from Acacia Research to the Acacia Technologies group or to the CombiMatrix group up to $25 million on a cumulative basis shall be accounted for as short-term or long-term loans at interest rates at which Acacia Research could borrow such funds and shall not be accounted for as a capital contribution. The Board will make such a determination in the exercise of its business judgment at the time of such transfer based upon all relevant circumstances. Factors the Board may consider include, without limitation, the current and projected financing needs and objectives of the recipient group; the availability, cost and time associated with alternative financing sources; and prevailing interest rates and general economic conditions; and

         o Any cash transfers accounted for as short-term loans will bear interest at the rate at which Acacia Research could borrow such funds. In addition, any cash transfers accounted for as a long-term loan will have interest rates, amortization, maturity, redemption and other terms that reflect the then-prevailing terms on which Acacia Research could borrow such funds.

CORPORATE GENERAL AND ADMINISTRATIVE SERVICES AND FACILITIES

         Acacia Research will allocate the cost of corporate general and administrative services and facilities between the Acacia Technologies group and the CombiMatrix group, generally based upon utilization. Where determinations based on utilization alone are impracticable, Acacia Research will use other methods and criteria that management believes to be equitable and to provide a reasonable estimate of the cost attributable to each group. Except as otherwise determined by management, the allocated costs of providing such services and facilities will include, without limitation, all costs and expenses of personnel employed in connection with such services and facilities, including, without limitation, all direct costs of such personnel, such as payroll, payroll taxes and fringe benefit costs (calculated at the appropriate annual composite rate therefor) and all overhead costs and expenses directly related to such personnel and the services or facilities provided by them. In addition, allocated costs will include all materials used in connection with such services or facilities, billed at their net cost to the provider of the services or facilities plus all overhead costs and expenses related to such materials.

         Except as may otherwise be specifically provided pursuant to the terms of any agreements among Acacia Research and the groups or any resolutions of the Board, the corporate general and administrative services and facilities to be allocated between the Acacia Technologies group and the CombiMatrix group, will include, without limitation, legal services, accounting services (tax and financial), insurance and deductibles payable in connection therewith, employee benefit plans and administration thereof, investor relations, stockholder services, and services relating to the board of directors.

ALLOCATION OF FEDERAL AND STATE INCOME TAXES

         Acacia Research will determine its federal income taxes and the federal income taxes of its subsidiaries that own assets allocated between the Acacia Research on a consolidated basis. Acacia Research will allocate consolidated federal income tax provisions and related tax payments or refunds between the Acacia Research based principally on the taxable income and tax credits directly attributable to each group. Such allocations will reflect each group's contribution, whether positive or negative, to Acacia Research's consolidated federal taxable income and consolidated federal tax liability and tax credit position. Acacia Research will credit tax benefits that cannot be used by the group generating those benefits but can be used on a consolidated basis to the group that generated such benefits. Inter-group transactions will be treated as taxed on a separate return basis.

         Depending on the tax laws of the respective jurisdictions, state and local income taxes are calculated on either a consolidated or combined basis between the groups based on their respective contribution to such consolidated or combined state taxable incomes. State and local income tax provisions and related tax payments or refunds which are determined on a separate corporation basis will be allocated between the groups in a manner designed to reflect the respective contributions of the groups to Acacia Research's separate or local taxable income.

         REVENUE RECOGNITION. To date, the Acacia Technologies group's revenues have consisted primarily of fees from the licensing of its television V-chip technology to television manufacturers.

         As described below, significant management judgments must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of revenue recognized for any period if management made different judgments.

         Television V-chip License Fees: The Acacia Technologies group's television V-chip technology settlement and/or license agreements provide for the payment of contractually determined license fees to us in consideration for the grant to certain television manufacturers of a non-exclusive, retroactive and future licenses to manufacture and/or sell products covered by Soundview Technologies' U.S. Patent No. 4,554,584, through July 2003. Certain of the agreements also provide for future royalties or additional required payments based on future television sales or the outcome of future litigation and settlement activities. The agreements executed with the various television manufacturers include certain release provisions with respect to Soundview Technologies' ongoing patent infringement and anti-trust enforcement efforts. Amounts received under the settlement and license agreements are recorded as license fee income in the Acacia Technologies group's statement of operations.

         License fee income is recognized as revenue when (i) persuasive evidence of an arrangement exists, (ii) all obligations have been performed pursuant to the terms of the license agreement, (iii) amounts are fixed or determinable and (iv) collectibility of amounts is reasonably assured. Pursuant to the terms of the agreements, the Acacia Technologies group has no further obligation with respect to the sale of the non-exclusive retroactive and future license, including no express or implied obligation on the Acacia Technologies group's part to maintain or upgrade the technology or license, or provide future support or services. Generally, the agreements provide for the grant of the license upon receipt by Soundview Technologies of payment of the contractual license fee. As such, the earnings process is generally complete upon the receipt of payment from the television manufacturer, and revenue is recognized when all of the criteria above are met.

         License fee payments received by the Acacia Technologies group that do not meet the revenue recognition criteria above are recorded as deferred revenues, along with any related direct costs, until the criteria are met. In the event that license fee amounts due from television manufacturers have been accrued, the Acacia Technologies group assesses collection based on a number of factors, including past transaction history and credit-worthiness. If it is determined that collection of an accrued license fee is not reasonably assured, the fee is deferred and is recognized as revenue upon receipt of cash.

         LITIGATION, CLAIMS AND ASSESSMENTS. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Specifically, management must make estimates of whether (i) it is probable that an asset has been impaired or a liability has been incurred at the date of the combined financial statements and (ii) whether the amount of loss can be reasonably estimated. In the event that, in management's estimation it is probable that an asset has been impaired or a liability has been incurred at the date of the combined financial statements and amounts of loss can be reasonably estimated, the estimated contingent loss is accrued by a charge to income.

         Because of the uncertainties related to both probabilities of outcome and amounts and ranges of potential loss associated with outstanding claims and pending litigation at December 31, 2001, management is unable to make a reasonable estimate of the likelihood of outcome or the liability that could result from an unfavorable outcome. As such, the Acacia Technologies group has not accrued for any loss contingencies as of December 31, 2001. As additional information becomes available, the potential liability related to pending litigation, claims or assessments will be assessed and the previous estimates may be revised. Such revisions in the estimates of the potential liability could materially impact the Acacia Technologies group's results of operation and financial position.

         ACCOUNTING FOR INCOME TAXES. As part of the process of preparing the Acacia Technologies group's financial statements, management is required to estimate Acacia Research's income taxes in each of the jurisdictions in which Acacia Research operates. This process involves the estimating of actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, amortization of intangibles and asset depreciation for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Acacia Technologies group's balance sheet. Acacia Research must then assess the likelihood that deferred tax assets will be recovered from future taxable income and to the extent that management believes that recovery is not likely, a valuation allowance must be established. To the extent a valuation allowance is established or increased in a period, an expense must be reflected within the tax provision in the group statement of operations.

         Significant management judgment is required in determining the Acacia Technologies group's provision for income taxes, the deferred tax assets and liabilities and the valuation allowance. A full valuation allowance has been recorded against net deferred tax assets of $29.5 million as of December 31, 2001, due to uncertainties related to the ability to utilize the deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. In assessing the need for a valuation allowance, consideration has been given estimates of future taxable income, the period over which deferred tax assets may be recoverable, history of losses and the assessment of the probability of continuing losses in the foreseeable future. In management's estimate, any positive indicators, including forecasts of potential future profitability of businesses, are outweighed by the uncertainties surrounding the estimates and judgments of potential future taxable income. In the event that actual results differ from these estimates or Acacia Research adjusts these estimates should it believe it would be able to realize these deferred tax assets in the future, an adjustment to the valuation allowance would increase income in the period such determination was made. Any changes in the valuation allowance could materially impact the financial position and results of operations.

         If the recapitalization proposal is approved, Acacia Research will determine its federal income taxes and the federal income taxes of its subsidiaries that own assets allocated between the Acacia Research on a consolidated basis. Consolidated federal income tax provisions and related tax payments or refunds will be allocated between the Acacia Research based principally on the taxable income and tax credits directly attributable to each group. Such allocations will reflect each group's contribution, whether positive or negative, to Acacia Research's consolidated federal taxable income and consolidated federal tax liability and tax credit position. Acacia Research will credit tax benefits that cannot be used by the group generating those benefits but can be used on a consolidated basis to the group that generated such benefits.

         VALUATION OF LONG-LIVED AND INTANGIBLE ASSETS AND GOODWILL. The Acacia Technologies group assesses the impairment of identifiable intangibles, long-lived assets and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Acacia Technologies group considers important, which could trigger an impairment review include the following:

         o significant underperformance relative to expected historical or projected future operating results;
         o significant changes in the manner of use of the acquired assets or the strategy for overall business;
         o    significant negative industry or economic trends; and
         o significant decline in the Acacia Technologies group's stock price for a sustained period.

         When the carrying value of intangibles, long-lived assets and related goodwill is determined to be unrecoverable based upon the existence of one or more of the above indicators of impairment, the impairment is measured based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Acacia Technologies group's current business model. Net intangible assets, long-lived assets and goodwill amounted to $7.7 million as of December 31, 2001.

         In 2002, SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), became effective and as a result, goodwill totaling approximately $1.8 million will cease to be amortized effective January 1, 2002. The Acacia Technologies group recorded approximately $0.2 million of amortization of goodwill during 2001. In lieu of amortization, an initial impairment review of goodwill will be performed in 2002 and an annual impairment review thereafter. Completion of the initial review has been delayed to the second quarter of 2002. Management currently does not expect to record an impairment charge upon completion of the initial impairment review. However there can be no assurance that at the time the review is completed, a material impairment charge will not be recorded.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144, which was adopted effective January 1, 2002 requires long-lived assets to be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In conjunction with such tests, it may be necessary to review depreciation estimates and methods as required by APB Opinion No. 20, "Accounting Changes," or the amortization period as required by SFAS No. 142. Management is currently assessing the impact of SFAS No. 144 on the Acacia Technologies group financial position and results of operations.

ACACIA TECHNOLOGIES GROUP

RESULTS OF OPERATIONS:                                        2001            2000            1999
                                                          -------------   -------------   -------------
Revenues ..............................................   $ 24,180,000    $     40,000    $    122,000
Research and development expenses .....................             --         (52,000)             --
Marketing, general and administrative expenses ........     (5,258,000)     (8,983,000)     (3,198,000)
Legal expenses ........................................    (11,572,000)       (984,000)       (287,000)
Amortization of patents and goodwill ..................     (1,492,000)     (1,611,000)     (1,592,000)
Loss on disposal of consolidated subsidiaries .........             --      (1,016,000)             --
Other income (expense), net ...........................      2,112,000      (2,898,000)       (818,000)
Minority interests ....................................     (1,277,000)        866,000         (27,000)
Loss from discontinued operations of Soundbreak.com ...             --      (7,443,000)       (776,000)
Loss from disposal of Soundbreak.com ..................             --      (2,111,000)             --
Provision for income taxes ............................       (935,000)         (6,000)        (18,000)
                                                          -------------   -------------   -------------
Net income (loss) .....................................   $  5,758,000    $(24,198,000)   $ (6,594,000)
                                                          =============   =============   =============

2001 COMPARED TO 2000

         LICENSE FEE INCOME. In 2001, license fee income was $24.2 million as compared to no license fee income during 2000. The increase for 2001 resulted primarily from the settlement of patent infringement litigation brought by Soundview Technologies and includes license fee amounts received from eleven of the twelve television manufacturers with whom Soundview Technologies executed separate settlement and/or license agreements during 2001 and 2000. Pursuant to the terms of the respective settlement and license agreements with each of the television manufacturers, Soundview Technologies granted to such manufacturers, non-exclusive licenses for its U.S. Patent No. 4,554,584.

         The Acacia Technologies group, and Acacia Research as a whole, has generated substantially all of its revenues from licensing the patented V-chip technology to television manufacturers. Acacia Technologies group's patent on the V-chip technology will expire in July 2003, although the Acacia Technologies group may still collect revenues from the sale of televisions in the U.S. before that date. The Acacia Technologies group is beginning to license its digital media transmission technology and is developing other technologies and products. The eventual licensing and sale of these technologies is intended to replace the revenue currently being generated by licensing its V-chip technology. If the Acacia Technologies group does not succeed in developing such technologies or is unable to commercially license its existing and future technologies, its financial condition will be adversely impacted.

         MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. The Acacia Technologies group incurred marketing, general and administrative expenses of $5.3 million in 2001 as compared to $9.0 million in 2000. These costs consist primarily of salaries and related expenses for executive, financial and other administrative personnel, travel and meals, recruitment and relocation, professional services, investor relations, insurance, facilities costs and other corporate expenses. Management expects marketing, general and administrative expenses to increase in the future to support the execution of the Acacia Technologies group's business strategies.

         Marketing, general and administrative expenses included $0.9 million and $0.5 million of non-cash stock compensation charges for 2001 and 2000, respectively. Included in the marketing, general and administrative expenses of the Acacia Technologies group are allocated corporate charges of $4.6 million and $7.7 million in 2001 and 2000, respectively.

         LEGAL EXPENSES. In 2001, legal expense was $11.6 million as compared to $1.0 million in 2000. The increase in 2001 was due to approximately $11.0 million of legal costs incurred in connection with the execution of Soundview Technologies' V-chip license and settlement agreements with twelve television manufacturers during 2001. Legal fees incurred in connection with the Acacia Technologies group's V-Chip licensing arrangements are generally incurred on a contingency basis and include legal costs incurred in connection with the negotiation of license agreements, drafting of legal documents, discovery and certain other legal expenses.

         AMORTIZATION OF PATENTS AND GOODWILL. In 2001, amortization expense relating to patents and goodwill was $1.5 million as compared to $1.6 million in 2000. As a result of the purchase of additional equity securities in various subsidiaries, the Acacia Technologies group is incurring amortization expense for periods ranging from three to five years relating to the intangible assets acquired.

         As a result of the increase in Acacia Research's ownership interest in Acacia Media Technologies from 33% to 100% through the purchase of the ownership interest of Acacia Media Technologies' other member in November 2001, the Acacia Technologies group will incur additional amortization expense of approximately $0.5 million per year in future periods relating to the intangible assets acquired. See "Recent Accounting Pronouncements" for summary of pronouncements affecting amortization of goodwill in future periods and impairment analysis required for long-lived assets.

         LOSS ON DISPOSAL OF CONSOLIDATED SUBSIDIARIES. In 2001, loss on disposal of consolidated subsidiaries was $0 as compared to $1.0 million in 2000. In the fourth quarter of 2000, the Acacia Technologies group recorded $1.0 million in write-offs of early stage investments.

         OTHER INCOME (EXPENSE), NET. In 2001, other income, net was $2.1 million (primarily comprised of interest income, realized and unrealized gains and losses on trading securities, equity in losses of affiliates and other), as compared to $2.9 million of net other expense in 2000, as a result of equity investment write-offs and losses attributable to equity investees.

                  INTEREST INCOME. In 2001, interest income was $1.6 million as compared to $1.4 million in 2000. The increase during 2001 was due to higher cash balances during 2001 as compared to 2000, resulting from various private equity financings and the receipt of significant license fee payments by Soundview Technologies during the year. The increase was partially offset by the impact of a decrease in interest rates on short-term investments related to sharp interest rate cuts by the Federal Open Market Committee and other external economic factors negatively impacting rates of return on short-term investments occurring during the third and fourth quarters of 2001.

                  REALIZED GAINS ON SHORT-TERM INVESTMENTS. In 2001, net realized gains on short-term investments were $0.4 million as compared to no realized gains on short-term investments in 2000. The increase during 2001 was due to realized gains recorded on short-term investments classified as trading securities during 2001. In 2000, the Acacia Technologies group did not classify any investments as trading securities.

                  UNREALIZED GAINS ON SHORT-TERM INVESTMENTS. In 2001, net unrealized gains were $0.2 million as compared to no unrealized gains in 2000. The increase is due to the investment in equity securities during 2001 classified as trading securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Pursuant to SFAS No. 115, unrealized gains and losses on trading securities are recorded in the combined statement of operations. In 2000, all of the Acacia Technologies group's short-term investments were classified as available-for-sale, and pursuant to SFAS No. 115, unrealized gains and losses were recorded as a separate component of comprehensive income (loss) in Acacia Technologies group equity until realized.

                  EQUITY IN LOSSES OF AFFILIATES. In 2001, equity in losses of affiliates was $0.2 million as compared to $1.7 million in 2000. Losses during 2001 were comprised of a loss of $0.2 million for Acacia Research's investment in Acacia Media Technologies, as determined by the equity method of accounting through November 1, 2001. Acacia Research increased its ownership percentage in Acacia Media Technologies to 100% on November 1, 2001. Losses during 2000 were comprised of a loss of $0.3 million, $0.2 million, $0.1 million and $1.1 million for Acacia Research's investments in Signature-mail.com, Acacia Media Technologies, Whitewing Labs and Mediaconnex, respectively, as determined by the equity method of accounting. Acacia Research wrote-off its equity investments in Signature-mail.com, Whitewing Labs and Mediaconnex, as of December 31, 2000.

         PROVISION FOR INCOME TAXES. In 2001, the provision for income taxes was $0.9 million as compared to a provision of $6,000 in 2000. The increase in 2001 was primarily due to a significant increase in taxable income generated by Soundview Technologies related to its patent infringement settlement and patent licensing activities as compared to the 2000 period.

         DISCONTINUED OPERATIONS. On February 13, 2001, the board of directors of Soundbreak.com resolved to cease operations as of February 15, 2001 and liquidate the remaining assets and liabilities of the company. Accordingly, the Acacia Technologies group reported the results of operations and the estimated loss on disposal of Soundbreak.com as results of discontinued operations in its statement of operations. Discontinued operations of Soundbreak.com included $7.4 million of loss from discontinued operations in 2000 and $2.1 million of accrued expenses in connection with its cessation of operations.

2000 COMPARED TO 1999

         OTHER INCOME. Other income was $0.04 million in 2000 as compared to $0.1 million in 1999. Other income in 2000 represents advertising income recorded by or subsidiary. Other income in 1999 relates to capital management fees earned by Acacia Research Capital Management division, which was the general partner in two domestic private investment partnerships and an investment advisor to two offshore private investment corporations. The Acacia Research Capital Management division was closed in December 1999.

         MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. The Acacia Technologies group incurred marketing, general and administrative expenses of $9.0 million in 2000, as compared to expenses of $3.2 million in 1999. The increase in 2000 was primarily due to the general expansion of Acacia Technologies group operations, including an increase in business development expenses as the Acacia Technologies group explored new business opportunities, including an increase in personnel and benefits costs, the extensive use of consultants to assist in solving specialized issues or providing specific services, and an increase in general office costs. Included in the marketing, general and administrative expenses of the Acacia Technologies group are allocated corporate charges of $7.7 million and $3.1 million in 2000 and 1999, respectively.

         LEGAL EXPENSES. In 2000, legal expense was $1.0 million as compared to $0.3 million in 1999. The increase was primarily due to a general increase in the amount of third party legal services required by the Acacia Technologies group in 2000 related to various business transactions and other general legal and professional services costs.

         AMORTIZATION OF PATENTS AND GOODWILL. Amortization expense relating to patents and goodwill was $1.6 million in 2000 and 1999, and relates to Acacia Research's purchase of additional equity interests in Soundview Technologies in July 1997 and January 1998, and in MerkWerks in January 1998 and June 1999.

         LOSS ON DISPOSAL OF SUBSIDIARIES. In 2000, loss on disposal of subsidiaries was $1.0 million as compared to zero in 1999. In the fourth quarter of 2000, the Acacia Technologies group recorded $1.0 million in write-offs of early stage investments.

         OTHER EXPENSE, NET. In 2000, other expense, net (primarily comprised of interest income, write-off of equity investments, equity in losses of affiliates and other) of $2.9 million as compared to other expense, net of $0.8 million in 1999. The increase in 2000 was primarily due to $2.6 million of write-offs of equity investments in Signature-mail.com, Whitewing Labs and Mediaconnex, and an increase in equity in losses of affiliates, partially offset by an increase in interest income in 2000.

                  INTEREST INCOME. In 2000, interest income was $1.4 million as compared to $0.3 million in 1999. The increase was due to higher cash balances in 2000 as compared to 1999. The Acacia Technologies group received gross proceeds of $38.5 million from outside investors in connection with Acacia Research's warrant call and private equity financings in 2000.

                  EQUITY IN LOSSES OF AFFILIATES. In 2000, equity in losses of affiliates was $1.7 million as compared to $1.1 million in 1999. In 2000, losses were primarily attributable to a loss of $1.1 million for Acacia Research's investment in Mediaconnex. This amount was offset by a decrease in the recognized losses for Whitewing Labs, Acacia Media Technologies and Signature-mail.com totaling $0.6 million in 2000 as compared to $1.1 million in 1999.

         DISCONTINUED OPERATIONS. On February 13, 2001, the board of directors of Soundbreak.com resolved to cease operations as of February 15, 2001 and liquidate the remaining assets and liabilities of the company. Accordingly, the Acacia Technologies group reported the results of operations and the estimated loss on disposal of Soundbreak.com as results of discontinued operations in the combined statements of operations in 2000. Discontinued operations of Soundbreak.com included $7.4 million of loss from discontinued operations in 2000 and $2.1 million of accrued expenses to be incurred in connection with its cessation of operations. Operating results in 1999 were restated to present Soundbreak.com as discontinued operations resulting in a loss from discontinued operations of $0.8 million in 1999.

INFLATION

         Inflation has not had a significant impact on the Acacia Technologies group in the current or previous periods.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 2001, the Acacia Technologies group had cash and short-term investments of $51.2 million, including discontinued operations. Working capital was $47.6 million at December 31, 2001. Our short term investments are held primarily in money market accounts and marketable equity securities.

         Net cash provided by continuing operating activities was $6.8 million in 2001. The Acacia Technologies group's net income (loss) from continuing operating activities was $5.8 million, $(14.6) million and $(5.8) million in 2001, 2000 and 1999. In 2001, Acacia Technologies' positive cash flows provided by continuing operating activities was primarily due to the receipt of $24.2 million in settlement and license fee payments from several television manufactures related to Acacia Technologies' V-chip technology, offset by related legal expenses of $11.5 million associated with the various license and/or settlement agreements. As discussed above, the V-chip patent expires in July 2003. In addition, cash flows from continuing operations was increased by the receipt of $1.5 million in license fee payments that have been recorded as deferred revenues at December 31, 2001, and reduced by the purchase of $4.1 million in equity securities classified as trading securities. Included in division net income from continuing operating activities is $2.6 million in non-cash expenses including depreciation, amortization and stock compensation charges. In 2001, the Acacia Technologies group had an additional $2.2 million of net cash used in operating activities of discontinued operations.

         The Acacia Technologies group's net cash used in investing activities of continuing operations was $5.9 million in 2001. Significant investing activities allocated to the Acacia Technologies group in 2001 include net purchases of common stock from minority stockholders by Soundview Technologies totaling $2.6 million and the purchase by Acacia Research Corporation of the minority interests in Acacia Media Technologies Corporation totaling $3.3 million. The Acacia Technologies group had an additional $0.1 million used in investing activities of discontinued operations.

         Net cash attributed to the Acacia Technologies group was $18.7 million, $21.7 million and 39.8 million in 2001, 2000 and 1999. Cash provided by financing activities in 2001 was primarily due to $17.8 million of net proceeds allocated to the Acacia Technologies group related to Acacia Research Corporation institutional private equity financing in January 2001 and allocated proceeds from the exercise of Acacia Research Corporation stock options and warrants totaling $1.8 million.

         In 2001, the Acacia Technologies group recorded net income of $5.8 million. Prior to 2001, the Acacia Technologies group has sustained losses since its inception, contributing to net division equity of $55.0 million, which includes income from continuing operations of $5.8 million and operating losses of $(24.2) and $(6.6) million in 2001, 2000 and 1999 respectively. There can be no assurance that the Acacia Technologies group will continue to be profitable.

         The Acacia Technologies group has no significant commitments for capital expenditures in 2001. The Acacia Technologies group's minimum rental commitments on operating leases related to continuing operations total $0.4 million through November 2003 (excluding any allocated rent expenses ). The Acacia Technologies group has no committed lines of credit or other significant committed funding. However, the Acacia Technologies group anticipates that existing working capital reserves will provide sufficient funds for its operating expenses for at least the next twelve months in the absence of making any major new investments.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires that the purchase method be used for all business combinations initiated after June 30, 2001 and that certain intangible assets acquired in a business combination be recognized apart from goodwill. The Acacia Technologies group believes that the adoption of SFAS No. 141 will not have a material effect on the Acacia Technologies group's combined results of operations or financial position.

         SFAS No. 142 requires goodwill to be tested for impairment under certain circumstances, and written off when determined to be impaired, rather than being amortized as previous standards required. The Acacia Technologies group will adopt SFAS No. 142 effective January 1, 2002. The Acacia Technologies group has recorded approximately $0.2 million of goodwill amortization during 2001. As a result of SFAS No. 142, the Acacia Technologies group will no longer amortize goodwill. In lieu of amortization, the Acacia Technologies group is required to perform an initial impairment review of its goodwill in 2002 and an annual impairment review thereafter. Management expects to complete the initial review during the second quarter of 2002. Management currently does not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. SFAS No. 144 also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a temporarily controlled subsidiary. SFAS No. 144 requires long-lived assets to be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In conjunction with such tests, it may be necessary to review depreciation estimates and methods as required by APB Opinion No. 20, "Accounting Changes," or the amortization period as required by SFAS No. 142. The Acacia Technologies group will adopt SFAS No. 144 effective January 1, 2002. Management is currently assessing the impact of SFAS No. 144 on the Acacia Technologies group's operating results and financial condition upon adoption.

              ADOPTION OF 2002 COMBIMATRIX STOCK INCENTIVE PLAN AND
                  2002 ACACIA TECHNOLOGIES STOCK INCENTIVE PLAN

                         SUMMARY OF THE INCENTIVE PLANS

         INTRODUCTION

         The 2002 Acacia Technologies Stock Incentive Plan and the 2002 CombiMatrix Stock Incentive Plan, referred to below as the incentive plans, are intended to serve as successor plans to the Acacia Research 1996 Stock Option Plan. The 2002 CombiMatrix Plan is intended to serve as the successor plan to CombiMatrix Corporation's existing stock option plans, the 1995 CombiMatrix Corporation Stock Option Plan, the CombiMatrix Corporation 1998 Stock Option Plan and the CombiMatrix Corporation 2000 Stock Awards Plan.

         Upon the consummation of the recapitalization, all outstanding options to purchase Acacia Research common stock under the Acacia Research 1996 Plan will be converted to economically equivalent replacement options to purchase AR-Acacia Technologies stock and AR-CombiMatrix stock and transferred to the 2002 Acacia Technologies Plan and the 2002 CombiMatrix Plan, respectively. Upon the consummation of the merger, all outstanding options to purchase CombiMatrix Corporation common stock under the existing CombiMatrix Corporation plans will be converted to economically equivalent replacement options to purchase AR-CombiMatrix stock and transferred to the 2002 CombiMatrix Plan.

         The replacement options will continue to be governed by the terms of the original options unless our compensation committee decides to extend one or more features of the 2002 Acacia Technologies Plan or the 2002 CombiMatrix Plan to those options. Neither the Acacia Research 1996 Plan nor the existing CombiMatrix Corporation plans will be terminated. However, no further option grants will be made under those plans.

         The terms of each of the incentive plans are identical except that AR-Acacia Technologies stock may be issued only under the 2002 Acacia Technologies Plan and AR-CombiMatrix stock may be issued only under the 2002 CombiMatrix Plan.

         SHARE RESERVE

         AR-ACACIA TECHNOLOGIES STOCK

         The number of shares of AR-Acacia Technologies stock that will be authorized under the 2002 Acacia Technologies Plan will be equal to 5,700,000 minus the total number of shares of Acacia Research common stock issued upon the exercise of options granted under the Acacia Research 1996 Plan as of the effective date of the merger and recapitalization (whether such shares were issued before, or will be issued after, the date of this proxy statement). As of April 30, 2002, a total of 472,698 shares of Acacia Research common stock had been issued upon the exercise of options granted under the Acacia Research 1996 Plan. Also as of that date, options to purchase 3,508,497 shares of Acacia Research common stock were outstanding under the Acacia Research 1996 Plan. Assuming no change in these numbers between April 30, 2002 and the effective date of the merger, the number of shares authorized under the 2002 Acacia Technologies Plan would be 5,227,302, the number of shares subject to outstanding options issued would be 3,508,497, and the number of shares remaining and available for issuance pursuant to new option grants would be 1,718,805.

         The share reserve under the 2002 Acacia Technologies Plan will automatically increase on the first trading day in January each calendar year, beginning with calendar year 2003, by an amount equal to three percent of the total number of shares of AR-Acacia Technologies stock outstanding on the last trading day of December in the prior calendar year, but in no event will any such annual increase exceed 500,000 shares and in no event will the total number of shares of AR-Acacia Technologies stock in the share reserve (as adjusted for all such annual increases) exceed 20,000,000 shares. No participant in the 2002 Acacia Technologies Plan may be granted stock options, direct stock issuances or share right awards for more than 500,000 shares of AR-Acacia Technologies stock in total in any calendar year.

         AR-COMBIMATRIX STOCK

         The number of shares of AR-CombiMatrix stock that will be authorized under the 2002 CombiMatrix Plan will be equal to 9,000,000 minus the sum of (i) the exchange ratio in the merger of Acacia Research common stock for AR-CombiMatrix stock times the total number of shares of Acacia Research common stock issued upon the exercise of options granted under the Acacia Research 1996 Plan prior to the merger and recapitalization (whether such shares were issued before, or will be issued after, the date of this proxy statement) plus (ii) the total number of shares of CombiMatrix Corporation common stock issued upon the exercise of options granted under all of CombiMatrix Corporation's stock option plans prior to the effective time of the merger and recapitalization.

         As of April 30, 2002, the exchange ratio would have been 0.5585, a total of 472,698 shares of Acacia Research common stock had been issued upon the exercise of options granted under the Acacia Research 1996 Plan, and a total of 214,970 shares of CombiMatrix Corporation common stock had been issued upon the exercise of options granted under all of CombiMatrix Corporation's stock option plans. Also as of that date, options to purchase 3,508,497 shares of Acacia Research common stock were outstanding under the Acacia Research 1996 Plan and options to purchase 3,751,496 shares of CombiMatrix Corporation common stock were outstanding under all of CombiMatrix Corporation's stock option plans. Assuming no change in these numbers between April 30, 2002 and the effective date of the merger, the number of shares authorized under the 2002 CombiMatrix Plan would be 8,521,029, the number of shares subject to outstanding options would be 5,710,992, and the number of shares remaining and available for issuance pursuant to new option grants would be 2,810,037.

         The share reserve under the 2002 CombiMatrix Plan will automatically increase on the first trading day in January each calendar year, beginning with calendar year 2003, by an amount equal to three percent of the total number of shares of AR-CombiMatrix stock outstanding on the last trading day of December in the prior calendar year, but in no event will any such annual increase exceed 600,000 shares and in no event will the total number of shares of AR-CombiMatrix stock in the share reserve (as adjusted for all such annual increases) exceed 20,000,000 shares. No participant in the 2002 CombiMatrix Plan may be granted stock options, direct stock issuances or share right awards for more than 1,000,000 shares of AR-CombiMatrix stock in total in any calendar year.

PROGRAMS

         GENERAL

         Each of the incentive plans has four separate programs:

         o the discretionary option grant program, under which our compensation committee may grant (1) non-statutory options to purchase shares of AR-Acacia Technologies stock and AR-CombiMatrix stock, as applicable, to eligible individuals in the employ or service of Acacia Research or our subsidiaries (including employees, non-employee board members and consultants) at an exercise price not less than 85% of the fair market value of those shares on the grant date and (2) incentive stock options to purchase shares of AR-Acacia Technologies stock and AR-CombiMatrix stock, as applicable, to eligible employees at an exercise price not less than 100% of the fair market value of those shares on the grant date (not less than 110% of fair market value if such employee actually or constructively owns more than 10% of our voting stock or the voting stock of any of our subsidiaries);

         o the stock issuance program, under which eligible individuals may be issued shares of AR-Acacia Technologies stock and AR-CombiMatrix stock, as applicable, directly, upon the attainment of performance milestones or the completion of a specified period of service or as a bonus for past services;

         o the automatic option grant program, under which option grants will automatically be made at periodic intervals to eligible non-employee members of our board of directors to purchase shares of AR-Acacia Technologies stock and AR-CombiMatrix stock, as applicable, at an exercise price equal to 100% of the fair market value of those shares on the grant date; and

         o the director fee option grant program, under which non-employee members of our board of directors may be given the opportunity to apply a portion of any retainer fee otherwise payable to them in cash each year to the acquisition of special below-market option grants.

         Eligibility. The individuals eligible to participate in the incentive plans include officers, employees, board members and consultants of Acacia Research and our subsidiaries. However, only non-employee members of our board of directors are eligible to participate in the automatic option grant program and the director fee option grant program.

         Administration. Our compensation committee will administer the discretionary option grant and stock issuance programs. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding.

         DISCRETIONARY OPTION GRANT PROGRAM. Under this program, employees, third party service providers and non-employee board members may be granted incentive stock options or non-statutory stock options.

         Program Features. The discretionary option grant program will include the following features:

         o The exercise price for any option granted under the incentive plans may be paid in cash, or in shares of AR-Acacia Technologies stock if the options are for the purchase of AR-Acacia Technologies stock or in shares of AR-CombiMatrix stock if the options are for the purchase of AR-CombiMatrix stock. Any such stock used to pay all or a portion of the exercise price must have been held by the optionee for at least six months as of the exercise date and shall be valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

         o The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of AR-Acacia Technologies stock or AR-CombiMatrix stock, as applicable, on the new grant date.

         o Stock appreciation rights may be issued under the discretionary option grant program. These rights will provide the holders with the election to surrender their outstanding options for a payment from us equal to the fair market value of the shares subject to the surrendered options less the exercise price payable for those shares. We may make the payment in cash or in shares of AR-Acacia Technologies stock or AR-CombiMatrix stock, as applicable.

         CHANGE IN CONTROL. Unless otherwise set forth in the documents evidencing an option, in the event that we are acquired by merger, asset sale, or a successful tender offer for more than fifty percent of outstanding voting stock or there is a change in the majority of our board through one or more contested elections, each outstanding option under the discretionary option grant program, whether or not assumed by the successor corporation, will immediately become exercisable for all the option shares, and all outstanding unvested shares will immediately vest. In addition, our repurchase rights with respect to those shares shall automatically terminate.

         STOCK ISSUANCE PROGRAM. Eligible individuals may be issued shares of AR-Acacia Technologies stock or AR-CombiMatrix stock, as applicable, through direct issuances in amounts to be determined by the compensation committee. Shares of AR-Acacia Technologies stock or AR-CombiMatrix stock, as applicable, may also be issued pursuant to awards that entitle the recipients to receive shares upon the attainment of designated performance goals. Under this program, the purchase price for the shares shall not be less than 100% of the fair market value of the shares on the date of issuance, and payment may be in the form of cash or past services rendered. In the event of a change of control, our repurchase rights for unvested shares under this program will terminate and all shares of stock subject to those rights shall immediately vest in full, except to the extent limited by the plan administrator.

         AUTOMATIC OPTION GRANT PROGRAM. Each individual who first becomes a non-employee board member at any time after the date of the adoption of the incentive plans by our board of directors will automatically receive an option to purchase 20,000 shares of AR-Acacia Technologies stock and 20,000 shares of AR-CombiMatrix stock on the date the individual joins the board. In addition, on the first business day in each calendar year following the adoption of the incentive plans by our board of directors, each non-employee board member then in office, including each of our current non-employee board members who is then in office, will automatically be granted an option to purchase 15,000 shares of AR-Acacia Technologies stock and 15,000 shares of AR-CombiMatrix stock, provided that the individual has served on the board for at least six months.

         Each automatic grant will have an exercise price per share equal to the fair market value per share of AR-Acacia Technologies stock or AR-CombiMatrix stock, as applicable, on the grant date and will have a term of 10 years, subject to earlier termination following the optionee's cessation of board service. Each 20,000-share initial grant and each annual 15,000-share option grant shall become exercisable in a series of four equal quarterly installments upon the optionee's completion of each three months of service as a board member over the 12-month period measured from the option grant date.

         In the event of a change in control of our company while the optionee remains on our board, each outstanding option under this program will automatically accelerate so that each option shall vest and become exercisable immediately prior to the change in control.

         DIRECTOR FEE OPTION GRANT PROGRAM. If this program is put into effect in the future, then each non-employee member of our board may elect to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the non-employee board member would otherwise be paid the cash retainer fee in the absence of his or her election. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of AR-Acacia Technologies stock or AR-CombiMatrix stock, as applicable, on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the election is in effect. However, the option will become immediately exercisable for all the option shares upon the death or disability of the optionee while serving as a board member. In the event of a change in control while the optionee remains on our board, each outstanding option under this program will automatically accelerate so that each option shall vest and become exercisable immediately prior to the change in control.

         ADDITIONAL PROGRAM FEATURES. The incentive plans will also have the following features:

         o Limited stock appreciation rights will automatically be included as part of each grant made under the automatic and director fee option grant programs, and these rights may also be granted to one or more of our officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections. In return for the surrendered option, the optionee will be entitled to a cash payment from us in an amount per surrendered option share based upon the highest price per share of AR-Acacia Technologies stock or AR-CombiMatrix stock, as applicable, paid in a tender offer, or the fair market value per share of AR-Acacia Technologies stock or AR-CombiMatrix stock, as applicable, on the effective date of a change in the majority of our board.

         o Our board may amend or modify the incentive plans at any time, subject to any required stockholder approval. The incentive plans will terminate no later than the tenth anniversary of the approval of the incentive plans by our stockholders.

     EQUITY COMPENSATION PLAN INFORMATION

         Below is a tabular presentation of information regarding the existing stock option plans of Acacia Research as of the end Acacia Research's last fiscal year:

                                                                                                   (c) NUMBER OF
                                                                                                 SECURITIES REMAINING
                                                                       (b) WEIGHTED-AVERAGE      AVAILABLE FOR FUTURE
                                         (a) NUMBER OF SECURITIES        TO BE ISSUED UPON       ISSUANCE UNDER EQUITY
                                          BE ISSUED UPON EXERCISE OF     EXERCISE PRICE OF        COMPENSATION PLANS
                                             OUTSTANDING OPTIONS,       OUTSTANDING OPTIONS,     (EXCLUDING SECURITIES
PLAN CATEGORY                                WARRANTS AND RIGHTS        WARRANTS AND RIGHTS     REFLECTED IN COLUMN (a))
-------------                                -------------------        -------------------     ------------------------
Equity compensation plans
approved by security holders(1)........            3,482,245                   $16.94                    481,974

Equity compensation plans
not approved by security holders(2)....               N/A                       N/A                         N/A

-----------------------------------------    -------------------        -------------------     ------------------------
 Total.................................            3,482,245                   $16.94                    481,974
------------------------



(1) The sole plan under which equity securities of Acacia Research are authorized for issuance is its Acacia Research Corporation 1996 Stock Option Plan, which has previously been approved by security holders. Acacia Research proposes herein to adopt two new plans, the 2002 Acacia Technologies Stock Incentive Plan and the 2002 CombiMatrix Stock Incentive Plan. For a description of our proposed new stock option plans, please see the discussion above.

(2) Acacia Research has not authorized the issuance of its equity securities under any plan not approved by security holders.

     PRINCIPAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         We believe that, based upon the laws as in effect on the date of this document, the following are the principal United States federal income tax consequences to participants and us of awards granted under the incentive plans. State, local and foreign laws are not discussed. The discussion assumes that participants acquiring stock under the incentive plans will hold such stock as a capital asset. THIS SUMMARY IS NOT A COMPLETE ANALYSIS OF ALL POTENTIAL TAX CONSEQUENCES RELEVANT TO US AND PARTICIPANTS UNDER THE INCENTIVE PLANS AND DOES NOT DESCRIBE TAX CONSEQUENCES BASED ON PARTICULAR CIRCUMSTANCES. FOR THESE REASONS, PARTICIPANTS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO ANY SPECIFIC QUESTIONS REGARDING THE TAX CONSEQUENCES OF AWARDS GRANTED UNDER THE INCENTIVE PLANS.

         INCENTIVE STOCK OPTIONS

         The grant of an incentive stock option does not give rise to federal income tax to the option holder. Similarly, the exercise of an incentive stock option generally does not give rise to federal income tax to the option holder, as long as the option holder is continuously employed by us or our subsidiaries from the date the option is granted until three months prior to the date the option is exercised. This employment requirement is subject to certain limited exceptions. Under proposed regulations issued by the Internal Revenue Service ("IRS") in 2001, FICA and Medicare tax withholding will be required upon the exercise of an incentive stock option on or after January 1, 2003. The proposed regulations will not become effective unless and until they are published as final regulations. The exercise of an incentive stock option may cause the option holder to incur alternative minimum tax liability.

         If the option holder holds the option shares acquired upon exercise of an incentive stock option for more than two years from the date the option is granted and more than one year from the date of exercise, any gain or loss recognized on the sale or other disposition of the option shares will be capital gain or loss, measured by the difference between the sales price and the amount paid for the shares by the option holder. The capital gain or loss will be long-term or short-term, depending on the option holder's holding period for the shares. If the option holder disposes of the option shares before the end of the required holding period, the option holder will recognize taxable ordinary income at the time of the disposition equal to the excess, if any, of (i) the fair market value of the option shares at the time of exercise (or, under certain circumstances, the selling price, if lower) over (ii) the exercise price paid by the option holder. Any additional amount received by the option holder will be treated as capital gain, which will be long-term or short-term, depending on the holding period for the shares.

         We are generally not entitled to a tax deduction at any time with respect to an incentive stock option. If, however, the option holder does not satisfy the employment or holding period requirements described above, we will be allowed a deduction in an amount equal to the ordinary income recognized by the option holder, subject to certain limitations and W-2 reporting requirements.

         NON-STATUTORY STOCK OPTIONS

         The grant of a non-statutory stock option generally does not result in federal income tax to the option holder. However, the option holder will recognize taxable ordinary income upon the exercise of a non-statutory option equal to the excess of the fair market value of the option shares on the exercise date over the exercise price paid by the option holder. However, if stock acquired under an option is subject to certain transfer restrictions and vesting requirements, rules similar to those discussed below under "Stock Grants Under Stock Issuance Program" will apply with respect to the timing and amount for ordinary income to be recognized by the option holder and the availability of an election under Section 83(b) of the Internal Revenue Code (the "Code").

         On the sale of shares acquired under an option, the option holder will recognize capital gain or loss in an amount equal to the difference between the sales price and the sum of the exercise price paid by the option holder for the shares plus any amount recognized as ordinary income upon the exercise of the option.

         With respect to employees, we are required to withhold income and employment taxes based on the amount of ordinary income recognized by the option holder. If the option holder is required to recognize ordinary income under the above rules, we will be allowed a tax deduction in the amount of such ordinary income, subject to certain limitations and W-2 or 1099 reporting requirements.

         STOCK GRANTS UNDER STOCK ISSUANCE PROGRAM

         The recipient will generally recognize taxable ordinary income on the receipt of a direct grant of stock in an amount equal to the fair market value of the shares on the date of grant. However, to the extent the stock is subject to certain transfer restrictions and vesting requirements imposed when the stock is granted, no taxable income will be recognized by the recipient upon the grant of such stock unless the recipient makes an election under Section 83(b) of the Code. If the recipient does not file a timely Section 83(b) election with the IRS with respect to such unvested shares, he or she will recognize ordinary income at the time his or her interest in the shares becomes vested. The amount of this ordinary income will be equal to the fair market value of the shares on the date or dates the shares become vested, less the amount, if any, the recipient paid for the shares.

         If the recipient files a Section 83(b) election with the IRS on a timely basis, the recipient will recognize ordinary income equal to the fair market value of the shares received on the date of grant (rather than the date the shares become vested), less the amount, if any, paid for the shares by the recipient.

         If the recipient forfeits shares for which he or she has made a Section 83(b) election because the recipient failed to satisfy the vesting requirements, he or she will not be entitled to a deduction for the ordinary income previously recognized as a result of the election. Recipients of stock grants should consult their tax advisor regarding the possible use of a Section 83(b) election, which must be made within 30 days following the grant of the shares to the recipient.

         On the sale of shares acquired under a stock grant, the recipient will recognize capital gain or loss in an amount equal to the difference between the sales price and the sum of the purchase price paid by the recipient, if any, for the shares plus any amount recognized as ordinary income upon the receipt or vesting of the shares or pursuant to a Section 83(b) election.

         With respect to employees, we are required to withhold income and employment taxes based on the amount of ordinary income recognized by the recipient on the receipt or vesting of shares or in connection a Section 83(b) election made by the recipient. If the recipient is required to recognize ordinary income under the above rules, we will be allowed a tax deduction in the amount of such ordinary income, subject to certain limitations and W-2 or 1099 reporting requirements.

         CAPITAL GAINS AND LOSSES

         Under current law, capital gain or loss on the sale of stock acquired by participants under the incentive plans will be long-term if the participant's holding period for the shares is more than one year and short-term if the participant's holding period for the shares is one year or less. Under current law, there is a maximum federal tax rate of 20% for long-term capital gains and short-term capital gains are taxed at the same rates as ordinary income. The deductibility of capital losses is subject to certain limitations.

         CHANGE IN CONTROL

         In general, if the total payments to an individual that are contingent upon a "change in control" of Acacia Research (as defined in Section 280G of the Code), including payments or rights under the incentive plans that vest upon a "change in control," equal or exceed three times the individual's "base amount" (generally, such individual's average annual compensation for the five calendar years preceding the change in control), then, subject to certain exceptions, the payments may be treated as "parachute payments" under the Code. The excess of the parachute payments to an individual over the individual's base amount is not deductible by us and the individual is subject to a 20% excise tax on the non-deductible portion of the parachute payments.

         CERTAIN LIMITATIONS ON DEDUCTIBILITY OF EXECUTIVE COMPENSATION

         Section 162(m) of the Code generally denies a deduction to publicly held corporations for compensation paid to certain executive officers in excess of $1 million per executive per taxable year (including any deduction attributable to stock options or stock grants). Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. Compensation attributable to stock options will qualify as performance-based compensation if the exercise price of the options is no less than the fair market value of the underlying stock on the date of grant, the options are granted by a compensation committee comprised solely of "outside directors" (as defined in the Treasury Regulations issued under Section 162(m)) and certain other requirements are met. Compensation attributable to stock grants or share right awards may also qualify as performance-based compensation if the grant or vesting of the stock is based on the attainment of a specific performance goal and otherwise satisfies the standards for performance-based compensation.

         The incentive plans are not subject to any provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and are not qualified under
Section 401(a) of the Code.

     VOTE REQUIRED

         Approval of each incentive plan proposal requires the favorable vote of a majority of the shares present or represented and entitled to vote at the special meeting.

     RECOMMENDATION OF OUR BOARD OF DIRECTORS

         OUR BOARD OF DIRECTORS HAS CAREFULLY CONSIDERED EACH INCENTIVE PLAN PROPOSAL AND BELIEVES THAT THESE PROPOSALS ARE IN THE BEST INTERESTS OF ACACIA RESEARCH AND OUR STOCKHOLDERS. OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU APPROVE THESE PROPOSALS.

                                   OTHER ITEMS


     PRICE RANGE AND DIVIDENDS ON EXISTING COMMON STOCK

         Our common stock currently is listed on the NASDAQ National Market ("NASDAQ") under the symbol "ACRI". The table below sets forth, for the fiscal periods indicated, the high and low sale prices per share of our common stock on the NASDAQ and the cash distributions declared relating to such periods.


                                                   SALES PRICE PER SHARE OF
                                                      OUR COMMON STOCK
                                                                           DISTRIBUTION
                                                       HIGH        LOW     DECLARED(1)
                                                       ----        ---     -----------
2002
----

First Quarter..................................     $   13.260  $  8.470   $      0.00
Second Quarter (through May 1, 2002)...........     $   11.500  $  9.120           N/A

2001
----

First Quarter..................................     $   18.977  $  5.227   $      0.00
Second Quarter.................................     $   16.136  $  4.687   $      0.00
Third Quarter..................................     $   16.655  $  5.827   $      0.00
Fourth Quarter.................................     $   13.418  $  8.291   $      0.00

---------------------------


(1)  A ten percent stock dividend was declared on October 22, 2001.

         The closing sale price of our common stock on the NASDAQ was $9.33 per share on March 19, 2002, the trading day prior to our announcement of the merger and recapitalization proposal, and $______ per share on ________, 2002, the _____ trading day prior to the date of this proxy statement. As of April 30, 2002, 19,629,376 shares of our common stock were outstanding and we had ________ holders of record.

     INFORMATION ABOUT STOCKHOLDER PROPOSALS

         Proposals of stockholders intended to be presented at the 2003 Annual Meeting must be received by Acacia Research by January 14, 2003 to be considered for inclusion in Acacia Research's proxy statement relating to that meeting. Stockholders desiring to present a proposal at the 2003 Annual Meeting but who do not desire to have the proposal included in the proxy materials distributed by Acacia Research must deliver written notice of such proposal to Acacia Research on or after January 14, 2003 and on or before February 13, 2003, or the persons appointed as proxies in connection with the 2003 Annual Meeting will have discretionary authority to vote on any such proposal.

     EXPENSES OF SOLICITATION

         We will pay the cost of soliciting proxies for the special meeting. In addition to soliciting by mail, our directors, officers and other employees may solicit proxies in person, or by telephone, facsimile transmission or other means of electronic communication. We will also pay brokers, nominees, fiduciaries and other custodians their reasonable fees and expenses for sending proxy materials to beneficial owners and obtaining their instructions. We have retained ___________ to perform various solicitation services and ________________ to perform various advisory services. We have agreed to pay a customary fee for their services. For information about compensation that we will pay ______________ for their services, you should read "The Recapitalization Proposal-Financial Advisor."

     LEGAL OPINIONS

         Allen Matkins Leck Gamble & Mallory LLP, Los Angeles, California, has rendered an opinion concerning the validity of the common stock.
PricewaterhouseCoopers LLP has rendered an opinion regarding the tax treatment of the transactions.

     EXPERTS

         The consolidated financial statements of Acacia Research as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 included in this proxy statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The divisional financial statements of the CombiMatrix group (a development stage division of Acacia Research) as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 and the period from inception (October 4, 1995) to December 31, 2001, included in this proxy statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The divisional financial statements of the Acacia Technologies group (a division of Acacia Research) as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 included in this proxy statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         Representatives of PricewaterhouseCoopers LLP will attend the special meeting and will have an opportunity to make a statement and to respond to appropriate questions that you pose.

                                      INDEX

                              FINANCIAL INFORMATION


      Acacia Research Corporation
               Report of Independent Accountants
               Consolidated Balance Sheets at December 31, 2001 and
                  December 31, 2000
               Consolidated Statements of Operations and Comprehensive Loss
                  for the Years Ended December 31, 2001, December 31, 2000 and December 31, 1999
               Consolidated Statements of Stockholders' Equity
               Consolidated Statements of Cashflows
               Notes to Consolidated Financial Statements

      CombiMatrix Corporation (a development stage company)
               Report of Independent Accountants
               Consolidated Balance Sheets at December 31, 2001 and
                  December 31, 2000
               Consolidated Income Statements of Operations for the Years
                  Ended December 31, 2001, December 31, 2000, December 31, 1999 and Inception to December 31, 2001
               Consolidated Statements of Stockholders' Equity and Comprehensive
                  Loss
               Consolidated Statements of Cashflows
               Notes to Consolidated Financial Statements

      Acacia Technologies Group (a division of Acacia Research Corporation)
               Report of Independent Accountants
               Balance Sheets at December 31, 2001 and December 31, 2000 Statements of Operations for the Years Ended December 31, 2001,
                  December 31, 2000 and December 31, 1999
               Statements of Division Equity
               Statements of Cashflows
               Notes to Financial Statements

      CombiMatrix Group (a development stage division of Acacia Research
          Corporation)
               Report of Independent Accountants
               Balance Sheets at December 31, 2001 and December 31, 2000 Statements of Operations for the Years Ended December 31, 2001,
                  December 31, 2000, December 31, 1999 and Inception to December 31, 2001
               Statements of Division Equity
               Statements of Cashflows
               Notes to Financial Statements

                           ACACIA RESEARCH CORPORATION

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Acacia Research Corporation

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Acacia Research Corporation ("Acacia" or "we") and its subsidiaries at December 31, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Acacia's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         As discussed in Note 2 to the consolidated financial statements, effective January 1, 2001, Acacia changed its balance sheet classification for accrued subsidiary employee stock-based compensation charges, resulting in no cumulative effect on income.

         As discussed in Note 2 to the consolidated financial statements, effective October 1, 2000, Acacia adopted Emerging Issues Task Force Consensus on Issue No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments," resulting in a charge of $246,000 in the year ended December 31, 2000 for cumulative effect of change in accounting principle due to beneficial conversion feature of debt.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
February 25, 2002, except as to Note 14,
which is as of March 27, 2002

                                       ACACIA RESEARCH CORPORATION
                                       CONSOLIDATED BALANCE SHEETS
                                    AS OF DECEMBER 31, 2001 AND 2000
                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                                                    2001         2000
                                                                                 ---------    ---------
                                    ASSETS
Current assets:
    Cash and cash equivalents ................................................   $  59,451    $  36,163
    Short-term investments ...................................................      25,110       40,600
    Prepaid expenses, other receivables and other assets .....................       1,613        1,471
                                                                                 ---------    ---------

         Total current assets ................................................      86,174       78,234

Property and equipment, net of accumulated depreciation ......................       4,906        3,727
Investment in affiliate, at equity ...........................................        --            346
Investment in affiliate, at cost .............................................       3,000        3,000
Patents, net of accumulated amortization .....................................      11,855        9,038
Goodwill, net of accumulated amortization ....................................       4,627        3,904
Other assets .................................................................         297          267
                                                                                 ---------    ---------

                                                                                 $ 110,859    $  98,516
                                                                                 =========    =========

                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable, accrued expenses and other .............................   $   5,756    $   7,767
    Current portion of deferred revenues .....................................       7,088         --
    Current portion of capital lease obligation ..............................         934         --
    Accrued stock compensation (Note 2) ......................................        --         10,392
                                                                                 ---------    ---------

         Total current liabilities ...........................................      13,778       18,159

Deferred income taxes ........................................................       3,829        2,689
Deferred revenues, net of current portion ....................................         372         --
Capital lease obligation, net of current portion .............................       1,845         --
                                                                                 ---------    ---------

         Total liabilities ...................................................      19,824       20,848
                                                                                 ---------    ---------
Commitments and contingencies (Note 12)

Minority interests ...........................................................      32,303       17,524
                                                                                 ---------    ---------

Stockholders' equity:
    Preferred stock, par value $0.001 per share; 20,000,000 shares authorized;
        no shares issued or outstanding ......................................        --           --
    Common stock, par value $0.001 per share; 60,000,000 shares authorized;
        19,592,459 and 16,090,587 (Note 1 and 7) shares issued and outstanding
        as of December 31, 2001 and 2000, respectively .......................          20           16
    Additional paid-in capital ...............................................     158,529      116,017
    Warrants to purchase common stock ........................................         199           86
    Comprehensive (loss) income ..............................................          (4)          77
    Accumulated deficit ......................................................    (100,012)     (56,052)
                                                                                 ---------    ---------

Total stockholders' equity ...................................................      58,732       60,144
                                                                                 ---------    ---------

                                                                                 $ 110,859    $  98,516
                                                                                 =========    =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATEDFINANCIAL STATEMENTS

                                                  ACACIA RESEARCH CORPORATION
                                 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                                     FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)


                                                                                      2001           2000            1999
                                                                                 ------------    ------------    ------------
Revenues:
    License fee income .......................................................   $     24,180    $       --      $       --
    Grant revenue ............................................................            456              17             144
    Other income .............................................................           --                40             122
                                                                                 ------------    ------------    ------------
         Total revenues ......................................................         24,636              57             266
                                                                                 ------------    ------------    ------------

Operating expenses:
    Research and development expenses (including stock
       compensation
       charges of $7,183 and $3,397 in 2001 and 2000,
       respectively) .........................................................         18,839          11,864           1,806
    Marketing, general and administrative expenses
       (including stock
       compensation charges of $13,636, $7,307 and $146 in
       2001, 2000
       and 1999, respectively) ...............................................         46,300          22,089           4,418
    Amortization of patents and goodwill .....................................          2,695           2,251           1,622
    Loss on disposal of consolidated subsidiaries ............................           --             1,016            --
                                                                                 ------------    ------------    ------------
         Total operating expenses ............................................         67,834          37,220           7,846
                                                                                 ------------    ------------    ------------
    Operating loss ...........................................................        (43,198)        (37,163)         (7,580)
                                                                                 ------------    ------------    ------------
Other income (expense):
    Write-off of equity investments ..........................................           --            (2,603)           --
    Interest income ..........................................................          3,762           3,086             333
    Realized gains on short-term investments .................................            350            --              --
    Unrealized gains on short-term investments ...............................            237            --              --
    Interest expense .........................................................            (65)           --              (254)
    Equity in losses of affiliates ...........................................           (195)         (1,746)         (1,121)
    Other income .............................................................             77              28            --
                                                                                 ------------    ------------    ------------
         Total other income (expense) ........................................          4,166          (1,235)         (1,042)
                                                                                 ------------    ------------    ------------
Loss from continuing operations before income taxes and
   minority
   interests .................................................................        (39,032)        (38,398)         (8,622)
(Provision) benefit for income taxes .........................................           (780)             73             (20)
                                                                                 ------------    ------------    ------------
Loss from continuing operations before minority interests ....................        (39,812)        (38,325)         (8,642)
Minority interests ...........................................................         17,540           9,166           1,221
                                                                                 ------------    ------------    ------------
Loss from continuing operations ..............................................        (22,272)        (29,159)         (7,421)
Discontinued operations
    Loss from discontinued operations of Soundbreak.com ......................           --            (7,443)           (776)
    Estimated loss on disposal of Soundbreak.com .............................           --            (2,111)           --
                                                                                 ------------    ------------    ------------
Loss before cumulative effect of change in accounting
   principle .................................................................        (22,272)        (38,713)         (8,197)
Cumulative effect of change in accounting principle due to
   beneficial
   conversion feature of debt ................................................           --              (246)           --
                                                                                 ------------    ------------    ------------
Net loss .....................................................................        (22,272)        (38,959)         (8,197)
    Unrealized gain (loss) on short-term investments .........................             (9)             77            --
    Unrealized loss on foreign currency translation ..........................            (72)           --              --
                                                                                 ------------    ------------    ------------
Comprehensive loss ...........................................................   $    (22,353)   $    (38,882)   $     (8,197)
                                                                                 ============    ============    ============

Loss per common share:
Basic
    Loss from continuing operations ..........................................   $      (1.16)   $      (1.78)          (0.59)
    Loss from discontinued operations ........................................           --             (0.58)          (0.06)
    Cumulative effect of change in accounting principle ......................           --             (0.02)           --
                                                                                 ------------    ------------    ------------
Net loss .....................................................................   $      (1.16)   $      (2.38)   $      (0.65)
                                                                                 ============    ============    ============
Diluted
    Loss from continuing operations ..........................................   $      (1.16)   $      (1.78)   $      (0.59)
    Loss from discontinued operations ........................................           --             (0.58)          (0.06)
    Cumulative effect of change in accounting principle ......................           --             (0.02)           --
                                                                                 ------------    ------------    ------------
Net loss .....................................................................   $      (1.16)   $      (2.38)   $      (0.65)
                                                                                 ============    ============    ============

Weighted average number of common and potential common shares outstanding used in computation of loss per share:
    Basic ....................................................................     19,259,256      16,346,099      12,649,133
    Diluted ..................................................................     19,259,256      16,346,099      12,649,133


                    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

                                                ACACIA RESEARCH CORPORATION
                                      CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                   FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                         (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                                                             WARRANTS TO
                                                                                               ADDITIONAL     PURCHASE
                                                                  COMMON          COMMON        PAID-IN        COMMON
                                                                  SHARES           STOCK        CAPITAL         STOCK
                                                                ----------    -----------    -----------    -----------
1999
Balance at December 31, 1998 ...............................    10,190,815    $        10    $    26,727    $       100
Net loss ...................................................
Units issued in private placements, net ....................       974,771              1         19,014             58
Shares issued to purchase equity investments ...............        60,107                           288
Stock options exercised ....................................       326,450              1            757
Warrants exercised .........................................     2,055,050              2         14,542           (100)
Increase in capital due to issuance of stock by subsidiaries                                         928
Compensation expense relating to stock options and warrants                                           27
                                                                ----------    -----------    -----------    -----------
Balance at December 31, 1999 ...............................    13,607,193             14         62,283             58

2000
Net loss ...................................................
Units issued in private placements, net ....................       872,638              1         22,199             86
Stock options exercised ....................................       543,961              1          2,131
Stock issuance related to acquisition of additional
   CombiMatrix shares ......................................       488,557                        11,634
Warrants exercised .........................................       578,238                        14,878            (58)
Increase in capital due to issuance of stock by subsidiaries                                       2,293
Compensation expense relating to stock options and warrants                                          599
Unrealized gain on short-term investments ..................
                                                                ----------    -----------    -----------    -----------
Balance at December 31, 2000 ...............................    16,090,587             16        116,017             86

2001
Net loss ...................................................
Units issued in private placement, net .....................     1,127,274              1         18,247            113
Stock options exercised ....................................       596,888              1          1,251
Increase in capital due to issuance of stock by subsidiaries                                       1,283
Compensation expense relating to stock options and warrants                                           47
Stock dividend (Note 1 and 7) ..............................     1,777,710              2         21,684
Unrealized loss on short-term investments ..................
Unrealized loss on foreign currency translation ............
                                                                ----------    -----------    -----------    -----------
Balance at December 31, 2001 ...............................    19,592,459    $        20    $   158,529    $       199
                                                                ==========    ===========    ===========    ===========


 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY - Continued
                                                               F-5a

                                                                  ACCUMULATED   COMPREHENSIVE
                                                                    DEFICIT      INCOME (LOSS)    TOTAL
                                                                 -----------    -------------- -----------
1999
Balance at December 31, 1998 ...............................     $    (8,896)   $      --      $    17,941
Net loss ...................................................          (8,197)                       (8,197)
Units issued in private placements, net ....................                                        19,073
Shares issued to purchase equity investments ...............                                           288
Stock options exercised ....................................                                           758
Warrants exercised .........................................                                        14,444
Increase in capital due to issuance of stock by subsidiaries                                           928
Compensation expense relating to stock options and warrants                                             27
                                                                 -----------    -----------    -----------
Balance at December 31, 1999 ...............................         (17,093)          --           45,262

2000
Net loss ...................................................         (38,959)                      (38,959)
Units issued in private placements, net ....................                                        22,286
Stock options exercised ....................................                                         2,132
Stock issuance related to acquisition of additional
   CombiMatrix shares ......................................                                        11,634
Warrants exercised .........................................                                        14,820
Increase in capital due to issuance of stock by subsidiaries                                         2,293
Compensation expense relating to stock options and warrants                                            599
Unrealized gain on short-term investments ..................                             77             77
                                                                 -----------    -----------    -----------
Balance at December 31, 2000 ...............................         (56,052)            77         60,144

2001
Net loss ...................................................         (22,272)                      (22,272)
Units issued in private placement, net .....................                                        18,361
Stock options exercised ....................................                                         1,252
Increase in capital due to issuance of stock by subsidiaries                                         1,283
Compensation expense relating to stock options and warrants                                             47
Stock dividend (Note 1 and 7) ..............................         (21,688)                           (2)
Unrealized loss on short-term investments ..................                             (9)            (9)
Unrealized loss on foreign currency translation ............                            (72)           (72)
                                                                 -----------    -----------    -----------
Balance at December 31, 2001 ...............................     $  (100,012)   $        (4)   $    58,732
                                                                 ===========    ===========    ===========



                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

                                                ACACIA RESEARCH CORPORATION
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                                      (IN THOUSANDS)


                                                                                  2001             2000             1999
                                                                               --------         --------         --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from continuing operations .......................................        $(22,272)        $(29,159)        $ (7,421)
Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization .....................................           3,869            2,657            1,771
    Equity in losses of affiliates ....................................             195            1,746            1,121
    Minority interests in net loss ....................................         (17,540)          (9,166)          (1,221)
    Compensation expense relating to stock options and warrants .......          20,819           10,704              146
    Charge for acquired in-process research and development ...........            --              2,508             --
    Deferred tax benefit ..............................................            (182)             (81)            --
    Write-off of other assets .........................................             918             --               --
    Write-off of equity investments ...................................            --              2,603             --
    Net purchases of trading securities ...............................          (4,135)            --               --
    Unrealized gain on short-term investments .........................            (237)            --               --
    Other .............................................................             354              293              251
Changes in assets and liabilities, net of effects of acquisitions:
    Prepaid expenses, other receivables and other assets ..............            (713)          (2,029)             223
    Accounts payable, accrued expenses and other ......................           1,085            2,040              415
    Deferred revenues .................................................           7,460             --               --
                                                                               --------         --------         --------
    Net cash used in operating activities of continuing operations ....         (10,379)         (17,884)          (4,715)

    Net cash used in operating activities of discontinued operations ..          (2,182)         (16,600)          (1,420)
                                                                               --------         --------         --------
    Net cash used in operating activities .............................         (12,561)         (34,484)          (6,135)
                                                                               --------         --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of equity investments ....................................            --                (54)          (2,387)
    Purchase of additional equity in consolidated subsidiaries ........          (3,304)            (970)            --
    Deposit on investment .............................................            --               --             (3,000)
    Withdrawals from partnerships .....................................            --               --              1,710
    Purchase of property and equipment ................................          (3,775)          (2,476)            (241)
    Proceeds from sale and leaseback arrangement ......................           3,000             --               --
    Sale of available-for-sale investments ............................          76,275            3,975             --
    Purchase of available-for-sale investments ........................         (56,686)         (43,606)            --
    Purchase of common stock from minority stockholders of subsidiaries          (2,550)            --               --
    Other .............................................................            --               --                (84)
                                                                               --------         --------         --------

    Net cash provided by (used in) investing activities of continuing
    operations ........................................................          12,960          (43,131)          (4,002)
    Net cash used in investing activities of discontinued operations ..            (145)          (1,173)            (649)
                                                                               --------         --------         --------
    Net cash provided by (used in) investing activities ...............          12,815          (44,304)          (4,651)
                                                                               --------         --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from exercise of stock options and warrants ..............           1,774           17,771           15,202
    Capital contributions from minority stockholders of subsidiaries ..           3,257           37,322            6,634
    Proceeds from sale of common stock, net of issuance costs .........          18,349           22,199           19,073
    Other .............................................................            (221)              28             --
                                                                               --------         --------         --------
    Net cash provided by financing activities .........................          23,159           77,320           40,909
                                                                               --------         --------         --------

    Increase (decrease) in cash and cash equivalents ..................          23,413           (1,468)          30,123
    Cash and cash equivalents, beginning ..............................          36,163           37,631            7,508
    Effect of exchange rate on cash ...................................            (125)            --               --
                                                                               --------         --------         --------
    Cash and cash equivalents, ending .................................        $ 59,451         $ 36,163         $ 37,631
                                                                               ========         ========         ========

                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

                           ACACIA RESEARCH CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       DESCRIPTION OF BUSINESS

         Acacia Research Corporation ("Acacia" or "we") develops, licenses and provides products for the media technology and life science sectors.

         Acacia's media technologies business, collectively referred to as, "Acacia Media Technologies Group," owns intellectual property related to the telecommunications field, including a television blanking system, also known as the "V-chip," which it licenses to television manufacturers. In addition, Acacia Media Technologies Group owns a worldwide portfolio of pioneering patents relating to audio and video transmission and receiving systems, commonly known as audio-on-demand and video-on-demand, used for distributing content via various methods including computer networks, cable television systems and direct broadcasting satellite systems. Acacia Media Technologies Group is responsible for the development, licensing and protection of its intellectual property and proprietary technologies. Our media technologies group continues to pursue both licensing and strategic business alliances with leading companies in the rapidly growing media technologies industry.

         Acacia's life sciences business, collectively referred to as "Acacia Life Sciences Group" is comprised of CombiMatrix Corporation ("CombiMatrix") and Advanced Material Sciences, Inc. ("Advanced Material Sciences"). Our core technology opportunity in the life sciences sector has been developed through our majority-owned subsidiary, CombiMatrix. CombiMatrix is a life science technology company with a proprietary system for rapid, cost competitive creation of DNA and other compounds on a programmable semiconductor chip. This proprietary technology has significant applications relating to genomic and proteomic research. Our majority-owned subsidiary, Advanced Material Sciences, holds the exclusive license for CombiMatrix's biological array processor technology in certain fields of material sciences.

         We were incorporated on January 25, 1993 under the laws of the State of California. In December 1999, we changed our state of incorporation from California to Delaware. Acacia owns and operates emerging corporations with intellectual property rights, certain of which are involved in developing new or unproven technologies. There is no assurance that any or all such technologies will be successful, and even if successful, that the development of such technologies can be commercialized.

         Below is a summary of our most significant wholly and majority-owned subsidiaries and our related ownership percentages on an as-converted basis:

                                                                                               OWNERSHIP % AS OF
                                                                                                 3/22/02 ON AN
               COMPANY NAME                             DESCRIPTION OF BUSINESS                AS-CONVERTED BASIS
               ------------                             -----------------------                ------------------
ACACIA MEDIA TECHNOLOGIES GROUP:

Soundview Technologies Incorporated.....     A media technology company that owns                      100.0%
                                             intellectual property related to the
                                             telecommunications field, including a
                                             television blanking system, also known as
                                             "V-chip," which it is licensing to
                                             television manufacturers.

                                                                                               OWNERSHIP % AS OF
                                                                                                 3/22/02 ON AN
               COMPANY NAME                             DESCRIPTION OF BUSINESS                AS-CONVERTED BASIS
               ------------                             -----------------------                ------------------

Acacia Media Technologies Corporation
(formerly Greenwich Information
Technologies LLC).......................     A media technology company that owns a                    100.0%
                                             worldwide portfolio of pioneering patents
                                             relating to audio and video transmission and
                                             receiving systems, commonly known as
                                             audio-on-demand and video-on-demand, used
                                             for distributing content via various methods
                                             including computer networks, cable
                                             television systems and direct broadcasting
                                             satellite systems.

ACACIA LIFE SCIENCES GROUP:

CombiMatrix Corporation.................     A life science technology company with a                   57.5%(1)
                                             proprietary system for rapid, cost
                                             competitive creation of DNA and other
                                             compounds on a programmable semiconductor
                                             chip. This proprietary technology has
                                             significant applications relating to genomic
                                             and proteomic research.

Advanced Material Sciences, Inc.........     A development stage company that holds the                 58.1%(2)
                                             exclusive license for CombiMatrix's
                                             biological array processor
                                             technology in certain fields of
                                             material science.

------------------------
(1) We are a party to a stockholder agreement with an officer of CombiMatrix, which provides for (a) the collective voting of shares (representing 69.5% of the voting interests of CombiMatrix) for the election of certain directors to CombiMatrix's board of directors and (b) certain restrictions on the sale or transfer of the officer's shares of common stock in CombiMatrix.
(2) Advanced Material Sciences is 58.1% owned by us, 28.5% owned by CombiMatrix and 13.4% owned by third-parties. We have a 74.5% economic interest in Advanced Material Sciences by virtue of our 58.1% direct ownership interest in Advanced Material Sciences and our 57.5% interest in CombiMatrix.

ACACIA RESEARCH CORPORATION

         In January 2001, we completed an institutional private equity financing raising gross proceeds of $19.0 million through the issuance of 1,107,274 units. Each unit consists of one share of our common stock and one three-year callable common stock purchase warrant. Each common stock purchase warrant entitles the holder to purchase 1.10 shares of our common stock at a price of $19.09 per share and is callable by us once the closing bid price of our common stock averages $23.86 or above for 20 or more consecutive trading days on the NASDAQ National Market System. We issued an additional 20,000 units in lieu of cash payments for finders' fees in conjunction with the private placement.

         In June 2001, our ownership interest in Soundview Technologies Incorporated ("Soundview Technologies") increased from 67% to 100%, following Soundview Technologies' completion of a stock repurchase transaction with its former minority stockholders. Soundview Technologies repurchased the stock of its former minority stockholders in exchange for a cash payment and the grant to such stockholders of the right to receive 26% of future net revenues generated by Soundview Technologies' current patent portfolio, which includes its V-chip patent.

         On October 22, 2001, our board of directors declared a ten percent (10%) stock dividend. The stock dividend totaling 1,777,710 shares of our common stock was distributed on December 5, 2001 to stockholders of record as of November 21, 2001. All references to the number of shares (other than common stock issued or outstanding on the 2000 consolidated balance sheet and 2001, 2000 and 1999 consolidated statements of stockholders' equity), per share amounts and any other reference to shares in the consolidated financial statements and accompanying notes to the consolidated financial statements, unless otherwise noted, have been adjusted to reflect the stock dividend on a retroactive basis.

         In November 2001, we increased our ownership interest in Acacia Media Technologies Corporation ("Acacia Media Technologies"), formerly Greenwich Information Technologies LLC, from 33% to 100% through the purchase of the ownership interest of the former limited liability company's other member. In December 2001, we converted the company from a limited liability company to a corporation and changed the name of the company to Acacia Media Technologies.

         In the third quarter of 2000, we completed a private offering of 861,638 units at $27.50 per unit for gross proceeds of approximately $23.7 million. Each unit consists of one share of common stock and one common stock purchase warrant entitling the holder to purchase 1.10 shares of common stock at an exercise price $30.00 per share, subject to adjustment, expiring in three years. The warrants are callable by Acacia once the closing bid price of Acacia's common stock averages $36.00 or above for 20 consecutive trading days on the NASDAQ National Market System. We issued an additional 11,000 units in lieu of cash payments for finders' fees in conjunction with the private placement.

         In the fourth quarter of 1999, we completed a private placement consisting of the sale of units, each composed of one share of Acacia's common stock and one-half of a common stock purchase warrant. We issued 974,771 units at an offering price of $21.50 per unit. Approximately $21.0 million was raised from this financing. During the first quarter of 2000, we issued a 30-day redemption notice for these warrants. As a result, all of these warrants were exercised prior to the redemption date with Acacia receiving proceeds of approximately $14.8 million.

ACACIA MEDIA TECHNOLOGIES GROUP

         SOUNDVIEW TECHNOLOGIES

         In June 2001, Soundview Technologies repurchased the stock of the former minority stockholders of Soundview Technologies in exchange for a cash payment and the grant to the former stockholders of the right to receive 26% of future net revenues generated by Soundview Technologies' current patent portfolio, which includes its V-chip patent. As of December 31, 2001, total consideration paid combined with amounts accrued pursuant to the stock repurchase agreements totaled $2,767,000. As a result of the stock repurchase transaction our ownership interest in Soundview Technologies increased from 67% to 100%.

         During 2001, Soundview Technologies executed separate settlement and/or license agreements with Samsung Electronics, Hitachi America, Ltd., LG Electronics, Inc., Funai Electric Co. Ltd., Daewoo Electronics Corporation of America, Sanyo Manufacturing Corporation, Thomson Multimedia, Inc., JVC Americas Corporation, Matsushita Electric Industrial Co., Ltd. and Orion Electric Co., Ltd. In addition, Soundview Technologies settled its lawsuits with Pioneer Electronics (USA) Incorporated, an affiliate of Pioneer Corporation, and received payments from Philips Electronics pursuant to a settlement and license agreement signed in December 2000. Certain of these license agreements constitute settlements of patent infringement litigation brought by Soundview Technologies. As of December 31, 2001, we received license fee payments totaling $25,630,000 from the settlement and license agreements and have granted non-exclusive, retroactive and future licenses of Soundview Technologies' U.S. Patent No. 4,554,584 to the respective television manufacturers. Certain of the settlement and license agreements provide for future royalty payments to Soundview Technologies. We received and recognized as revenue $2,390,000, $10,000,000, $10,740,000 and $1,000,000 of the license fee payments during the first, second, third and fourth quarters of 2001, respectively. License fee payments received during 2001 totaling $1,500,000 are included in deferred revenues pursuant to the terms of the respective agreements.

         In the second quarter of 2000, Soundview Technologies announced that it filed a federal patent infringement and antitrust lawsuit against Sony Corporation of America, Philips Electronics North America Corporation, the Consumer Electronics Manufacturers Association and the Electronics Industries Alliance d/b/a Consumer Electronics Association. In its lawsuit, Soundview Technologies alleged that Sony and Philips Television sets fitted with "V-chips" infringe Soundview Technologies' patent and that the Consumer Electronics Manufacturers Association had induced infringement of the patent.

         ACACIA MEDIA TECHNOLOGIES

         Acacia Media Technologies, formally Greenwich Information Technologies LLC, owns a worldwide portfolio of pioneering patents relating to audio and video transmission and receiving systems, commonly known as audio-on-demand and video-on-demand, used for distributing content via various methods including computer networks, cable television systems and direct broadcasting satellite systems.

         In November 2001, we increased our ownership interest in Acacia Media Technologies from 33% to 100% through the purchase of the ownership interest of the former limited liability company's other member. In December 2001, we converted the company from a limited liability company to a corporation, and changed the name of the company to Acacia Media Technologies Corporation.

ACACIA LIFE SCIENCES GROUP

         COMBIMATRIX

         In July 2001, CombiMatrix entered into a non-exclusive worldwide license, supply, research and development agreement with Roche Diagnostics GmbH ("Roche"). Under the terms of the agreement, Roche will purchase, use and resell CombiMatrix's microarray and related technologies for rapid production of customizable biochips. Additionally, CombiMatrix and Roche will develop a platform technology, providing a range of standardized biochips for use in research applications. The agreement has a 15-year term and provides for minimum payments by Roche to CombiMatrix over the first three years, including milestone achievements, payments for products, royalties and research and development projects. In the third and fourth quarters of 2001, CombiMatrix received up-front and milestone payments totaling $5.3 million from Roche, which are included in deferred revenues in the accompanying December 31, 2001 consolidated balance sheet.

         In August 2001, CombiMatrix entered into a license and supply agreement with the National Aeronautics and Space Administration ("NASA"). The agreement has a two-year tern and provides for the license, purchase and use by the NASA Ames Research Center of CombiMatrix's active biochips (microarrays) and related technology to conduct biological research in terrestrial laboratories and in space.

         In October 2001, CombiMatrix formed a joint venture with Marubeni Japan, one of Japan's leading trading companies. The joint venture, based in Tokyo, will focus on development and licensing opportunities for CombiMatrix's biochip technology with pharmaceutical and biotechnology companies in the Japanese market. Marubeni made an investment of $1.0 million to acquire a ten percent (10%) minority interest in the joint venture.

         In the first quarter of 2000, CombiMatrix completed a private equity financing raising gross proceeds of $17.5 million through the sale of 3,500,000 shares of CombiMatrix common stock. Acacia invested $10.0 million in this private placement to acquire 2,000,000 shares of CombiMatrix common stock. As a result of the transaction, we increased our equity ownership in CombiMatrix from 50.01% to 51.8%.

         In the third quarter of 2000, we increased our ownership interest in CombiMatrix from 51.8% to 61.4% by acquiring an additional ownership position from existing stockholders of CombiMatrix in exchange for 488,557 shares of Acacia's common stock. This purchase was accounted for as a step acquisition. The purchase price of $11.6 million was allocated to the fair value of assets acquired and liabilities assumed, including acquired in-process research and development. The amount attributable to goodwill was $2.9 million, which is amortized using the straight-line method over the estimated remaining useful life of five years. The amount attributable to in-process research and development of $2.5 million was charged to expense and is included in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2000.

         In the third quarter of 2000, CombiMatrix completed a private equity financing raising gross proceeds of $36.0 million through the sale of 4,000,000 shares of CombiMatrix common stock. Acacia invested $17.5 million in this private placement to acquire 1,944,445 shares. As a result of the transaction, our equity ownership in CombiMatrix decreased from 61.4% to 58.4%.

         ADVANCED MATERIAL SCIENCES

         In May 2001, Advanced Material Sciences completed a private equity financing raising gross proceeds of $2.0 million through the issuance of 2,000,000 shares of common stock. Acacia invested $155,000 in this private placement to acquire 155,000 shares. As a result of the transaction, our equity ownership in Advanced Material Sciences decreased from 66.7% to 58.1%. Advanced Material Sciences issued an additional 29,750 shares of common stock, in lieu of cash payments, and warrants to purchase approximately 54,000 shares of common stock, for finders' fees in connection with the private placement. Each common stock purchase warrant entitles the holder to purchase shares of Advanced Material Sciences common stock at a price of $1.10 per share.

         Advanced Material Sciences was formed in November 2000 and holds an exclusive license to CombiMatrix's biological processor technology within the field of material science. Initial investments for Advanced Material Sciences consisted of $2.0 million from us and $1.0 million from CombiMatrix.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ACCOUNTING PRINCIPLES AND FISCAL YEAR END. The consolidated financial statements and accompanying notes are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. We have a December 31 year end.

         PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of Acacia and its wholly-owned and majority-owned subsidiaries. Material intercompany transactions and balances have been eliminated in consolidation. Investments in companies in which we maintain an ownership interest of 20% to 50% or exercise significant influence over operating and financial policies are accounted for under the equity method. The cost method is used where we maintain ownership interests of less than 20% and do not exercise significant influence over the investee.

         REVENUE RECOGNITION. We recognize revenue in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"). License fee income is recognized as revenue when (i) persuasive evidence of an arrangement exists, (ii) all obligations have been performed pursuant to the terms of the license agreement, (iii) amounts are fixed or determinable and (iv) collectibility of amounts is reasonably assured. Revenue from government grant and contract activities is accounted for in the period the services are performed on a percentage-of-completion method of accounting when the services have been approved by the grantor and collectibility is reasonably assured. Amounts recognized under the percentage-of-completion method are limited to amounts due from customers based on contract or grant terms.

         Revenue from the sale of products and services is recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fees are fixed and determinable and (iv) collectibility is reasonably assured.

         Revenues from multiple-element arrangements involving license fees, up-front payments and milestone payments, which are received or billable by us in connection with other rights and services that represent continuing obligations of ours, are deferred until all of the elements have been delivered or until we have established objective and verifiable evidence of the fair value of the undelivered elements.

         Deferred revenue arises from payments received in advance of the culmination of the earnings process. Deferred revenue expected to be recognized within the next twelve months is classified as a current liability. At December 31, 2001, we recorded $7.5 million as deferred revenues related to payments received under multiple-element arrangements and other advances, which will be recognized as revenue in future periods when the applicable revenue recognition criteria as describe above are met.

         CASH AND CASH EQUIVALENTS. We consider all highly liquid, short-term investments with original maturities of three months or less when purchased to be cash equivalents.

         SHORT-TERM INVESTMENTS. Our short-term investments are held in a variety of interest bearing instruments including high-grade corporate bonds, commercial paper, money market accounts and other marketable securities. Investments in securities with maturities of greater than three months and less than one year are classified as short-term investments. Investments are classified into categories in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Certain of our investments are classified as available-for-sale, which are reported at fair value with related unrealized gains and losses in the value of such securities recorded as a separate component of comprehensive income (loss) in stockholders' equity until realized. Certain of our investments are classified as trading securities, which are reported at fair value. Realized and unrealized gains and losses in the value of trading securities are included in net income (loss) in the consolidated statements of operations and comprehensive loss.

         The fair value of our investments is primarily determined by quoted market prices. Realized and unrealized gains and losses are recorded based on the specific identification method. For investments classified as available-for-sale, unrealized losses that are other than temporary are recognized in net income.

         CONCENTRATION OF CREDIT RISKS. Cash and cash equivalents are invested in deposits with certain financial institutions and may, at times, exceed federally insured limits. We have not experienced any losses on our deposits of cash and cash equivalents.

         PROPERTY AND EQUIPMENT. Property and equipment are recorded at cost. Major additions and improvements are capitalized. When these assets are sold or otherwise disposed of, the asset and related depreciation are relieved, and any gain or loss is included in income for the period of sale or disposal. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, ranging from three to ten years.

         Certain equipment held under capital lease is included in property, plant and equipment and amortized using the straight line method over the lease term. The related capital lease obligation is recorded as a liability in the consolidated balance sheet. Capital lease amortization is included in depreciation expense in the consolidated statement of operations and comprehensive loss.

         PREPAID PUBLIC OFFERING COSTS. As of September 30, 2001, CombiMatrix capitalized $1,353,000 of costs incurred in connection with the filing of a registration statement with the Securities and Exchange Commission ("SEC") in November 2000. Deferred costs totaling $918,000 are included in current assets in our December 31, 2000 consolidated balance sheet. In the fourth quarter of 2001, all of these deferred costs were charged to operations.

         ORGANIZATION COSTS. Costs of start-up activities, including organization costs, are expensed as incurred.

         MANAGEMENT FEES. Capital management fees in 1999 include asset-based and performance-based fees earned from two domestic private investment partnerships in which we were a general partner and two offshore investment corporations for which we served as an investment advisor. These capital management fees were recognized when earned in accordance with the respective partnership and management agreements. Management fees also include income from other consulting and management services provided by Acacia to other parties. These fees are recognized when the related services are provided. On December 31, 1999, we closed the Acacia Capital Management division.

         PATENTS AND GOODWILL. Patents, once issued, and goodwill are amortized on the straight-line method over their estimated remaining useful lives, ranging from three to twenty years. Amortization charged to operations relating to goodwill amounted to $1,078,000, $921,000 and $465,000 at December 31, 2001,
2000 and 1999, respectively. Accumulated amortization of goodwill amounted to $3,651,000 and $1,894,000 at December 31, 2001 and 2000, respectively.
Amortization charged to operations relating to patents amounted to $1,617,000, $1,330,000 and $1,157,000 at December 31, 2001, 2000 and 1999, respectively.
Accumulated amortization of patents amounted to $5,655,000 and $4,038,000 at December 31, 2001 and 2000, respectively.

         POTENTIAL IMPAIRMENT OF LONG-LIVED ASSETS. We review long-lived assets and intangible assets for potential impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows.

         FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying value of cash and cash equivalents, other receivables, accounts payable and accrued expenses approximate fair value due to their short-term maturity. The carrying value of our capital lease obligation approximates its fair value based on the current interest rate for similar type instruments. The fair values of our investments are primarily determined by quoted market prices.

         FOREIGN CURRENCY TRANSLATION. The functional currency of our foreign entity is the local currency. Foreign currency translation is reported pursuant to SFAS No. 52, "Foreign Currency Translation" ("SFAS No. 52"). Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Translation adjustments resulting from this process are charged or credited to other comprehensive income. Revenue and expenses are translated at average rates of exchange prevailing during the year.

         STOCK-BASED COMPENSATION. Compensation cost of stock options issued to employees is accounted for in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations. Compensation cost attributable to such options is recognized based on the difference, if any, between the closing market price of the stock on the date of grant and the exercise price of the option. Compensation cost is deferred and amortized on an accelerated basis over the vesting period of the individual option awards using the amortization method prescribed in Financial Accounting Standards Board ("FASB") Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" ("FIN No. 28"). We have adopted the disclosure only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") with respect to options issued to employees. Compensation cost of stock options and warrants issued to non-employee service providers is accounted for under the fair value method required by SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

         See "ACCOUNTING CHANGES" for change in accounting policy for accrued subsidiary employee stock-based compensation charges.

         RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist of costs incurred for direct and overhead-related research expenses and are expensed as incurred. Costs to acquire technologies which are utilized in research and development and which have no alternative future use are expensed when incurred. Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain. Software developed for use in our products is expensed as incurred until both
(i) technological feasibility for the software has been established and (ii) all research and development activities for the other components of the system have been completed. We believe these criteria are met after we have received evaluations from third-party test sites and completed any resulting modifications to the products. Expenditures to date have been classified as research and development expense.

         INCOME TAXES. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Acacia's financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized.

         ACCOUNTING FOR SALES OF STOCK BY A SUBSIDIARY. Gains resulting from a subsidiary's sale of stock to third-parties at a price per share in excess of Acacia's average carrying amount per share are generally reflected in stockholders' equity as a direct increase to capital in excess of par or stated value. See Note 7 for description of current year gains reflected in stockholders' equity as a result of our subsidiaries sales of stock to third-parties.

         COMPREHENSIVE (LOSS) INCOME. Comprehensive income is the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners.

         SEGMENT REPORTING. We use the management approach, which designates the internal organization that is used by management for making operating decisions and assessing performance as the basis of Acacia's reportable segments. At December 31, 2001, our reporting segments were modified to include Soundview Technologies and Acacia Media Technologies in our Acacia Media Technologies Group segment. In addition, CombiMatrix and Advanced Material Sciences comprise our Acacia Life Sciences Group segment. Segment information has been adjusted for all periods presented.

         USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

         LOSS PER SHARE. Loss per share is presented on both a basic and diluted basis. A reconciliation of the denominator of the basic EPS computation to the denominator of the diluted EPS computation is as follows:

                                                                              2001            2000            1999
                                                                           ----------     ----------      ----------
Weighted Average Number of Common Shares Outstanding Used in
Computation of Basic EPS............................................       19,259,256     16,346,099      12,649,133
Dilutive Effect of Outstanding Stock Options and Warrants (a).......                -              -               -
                                                                           ----------     ----------      ----------
Weighted Average Number of Common and Potential Common Shares
Outstanding Used in Computation of Diluted EPS......................       19,259,256     16,346,099      12,649,133
                                                                           ==========     ==========      ==========

---------------------------------
(a) Potential common shares of 719,471, 1,046,072 and 940,002 at December 31, 2001, 2000 and 1999, respectively, have been excluded from the per share calculation because the effect of their inclusion would be anti-dilutive.

         RECLASSIFICATIONS. Certain immaterial reclassifications of prior year amounts have been made to conform to the 2001 presentation.

         ACCOUNTING CHANGES. Effective January 1, 2001, we changed our accounting policy for balance sheet classification of employee stock-based compensation resulting from awards in consolidated subsidiaries. Historically, the consolidated financial statements have accounted for cumulative earned employee stock-based compensation related to subsidiaries as a liability, under the caption "accrued stock compensation." Management believes a change to reflect these cumulative charges as minority interests is preferable as it better reflects the underlying economics of the stock-based compensation transaction. As a result of the change, effective January 1, 2001, minority interests has been increased by $10.4 million, and accrued stock compensation of $10.4 million has been decreased. The change in accounting policy does not affect previously reported consolidated net income.

         During March 1998, CombiMatrix issued $1,450,000 principal amount of 6% unsecured subordinated convertible promissory notes due in 2001. The notes had a contingent beneficial conversion feature with intrinsic value of $246,000. We adopted Emerging Issues Task Force Consensus of Issues No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"), in the fourth quarter of 2000. The adoption of EITF 00-27 resulted in a charge of $246,000 in the year ended December 31, 2000 for the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes."

         RECENT ACCOUNTING PRONOUNCEMENTS. In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires that the purchase method be used for all business combinations initiated after June 30, 2001 and that certain intangible assets acquired in a business combination be recognized apart from goodwill. The adoption of SFAS No. 141 did not have a material effect on our consolidated results of operations or financial position.

         SFAS No. 142 requires goodwill to be tested for impairment under certain circumstances, and written off when determined to be impaired, rather than being amortized as previous standards required. We will adopt SFAS

No. 142 effective January 1, 2002. We have recorded approximately $1.1 million of goodwill amortization during 2001. As a result of SFAS No. 142, we will no longer amortize goodwill. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. We expect to complete our initial review during the first quarter of 2002. We currently do not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. SFAS No. 144 also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a temporarily controlled subsidiary. SFAS No. 144 requires long-lived assets to be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In conjunction with such tests, it may be necessary to review depreciation estimates and methods as required by APB Opinion No. 20, "Accounting Changes," or the amortization period as required by SFAS No. 142. We will adopt SFAS No. 144 effective January 1, 2002. We are currently assessing the impact of SFAS No. 144 on our operating results and financial condition upon adoption.

3.       SHORT-TERM INVESTMENTS

         Short-term investments consists of the following at December 31, 2001 and 2000:

                                                                     AMORTIZED                FAIR
        2001                                                            COST                  VALUE
                                                                    -----------           ------------

        Trading securities................................          $          -          $  4,372,000

        Available-for-sale-securities:
            Corporate bonds and notes.....................            14,427,000            14,869,000
            U.S. government securities....................             5,643,000             5,869,000
                                                                    -----------           ------------
                                                                    $ 20,070,000          $ 25,110,000
                                                                    ============          ============

                                                                     AMORTIZED                FAIR
        2000                                                            COST                  VALUE
                                                                    -----------           ------------

        Available-for-sale-securities:
            Corporate bonds and notes.....................          $ 37,689,000          $ 38,622,000
            U.S. government securities....................             1,971,000             1,978,000
                                                                    -----------           ------------
                                                                    $ 39,660,000          $ 40,600,000
                                                                    ============          ============

         Gross unrealized gains and losses related to available-for-sale securities were not material for 2001 and 2000.

         Contractual maturities for investments in debt securities classified as available-for-sale as of December 31, 2001 are as follows:

                                                                                             FAIR
                                                                        COST                 VALUE
                                                                    ------------         ------------
        Due within one year...............................          $  5,103,000         $  5,669,000
        Due after one year through two years..............            14,967,000           15,069,000
                                                                    ------------         ------------
                                                                    $ 20,070,000         $ 20,738,000
                                                                    ============         ============

4.       PROPERTY AND EQUIPMENT

         Property and equipment consists of the following at December 31, 2001 and 2000:

                                                                              2001                 2000
                                                                          -------------        -------------
        Machine shop and laboratory equipment......................       $     844,000        $   1,250,000
        Furniture and fixtures.....................................             445,000              550,000
        Computer hardware and software.............................           1,203,000            1,085,000
        Leasehold improvements.....................................             565,000              228,000
        Facilities and equipment held under capital lease..........           3,000,000                    -
        Construction in progress...................................              84,000            1,346,000
                                                                          -------------        -------------
                                                                              6,141,000            4,459,000
        Less:  accumulated depreciation and amortization...........          (1,235,000)            (732,000)
                                                                          -------------        -------------
                                                                          $   4,906,000        $   3,727,000
                                                                          =============        =============

         Depreciation expense was $1,174,000, $471,000 and $248,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Amortization of assets held under capital lease was $161,000 for the year ended December 31, 2001.


5.       BALANCE SHEET COMPONENTS

         Accounts payable, accrued expenses and other consists of the following at December 31, 2001 and December 31, 2000:

                                                                               2001                 2000
                                                                          -------------        -------------
        Accounts payable...........................................       $     837,000        $   2,285,000
        Payroll, vacation and other employee benefits..............           1,740,000              711,000
        Accrued liabilities of discontinued operations.............           1,342,000            3,599,000
        Taxes payable..............................................             356,000                    -
        Accrued subsidiary stockholder redemption payments.........             217,000                    -
        Other accrued liabilities..................................           1,264,000            1,172,000
                                                                          -------------        -------------
                                                                          $   5,756,000        $   7,767,000
                                                                          =============        =============

Deferred revenues consist of the following at December 31, 2001:


                                                                    2001
                                                              -------------

        Milestone and up-front payments...................    $   5,960,000
        License fee payments..............................        1,500,000
                                                              -------------
                                                                  7,460,000
        Less:  current portion............................       (7,088,000)
                                                              -------------
                                                              $     372,000
                                                              =============

6.       INVESTMENTS

         At December 31, 2000, we carried our 33% ownership interest in Acacia Media Technologies, formerly Greenwich Information Technologies LLC, under the equity method at a carrying value of $346,000. In November 2001, we increased our ownership interest in Acacia Media Technologies from 33% to 100% through the purchase of the ownership interest of the former limited liability company's other member. In December 2001, Acacia Media Technologies was incorporated under the laws of the State of Delaware and we changed the name from Greenwich Information Technologies LLC to Acacia Media Technologies Corporation. The ownership interest purchase has been accounted for as a purchase transaction in accordance with SFAS No. 141. The excess purchase price was allocated to Acacia Media Technologies' patent portfolio and is being amortized over the remaining life of the respective patents, which is approximately 10 years. The results of operations have been included in the consolidated statement of operations and comprehensive loss from the date of acquisition. Pro forma results of operations have not been presented because the effects of these acquisitions were not material on either an individual or aggregate basis.

         In the first quarter of 2000, Acacia acquired a 7.6% interest in Advanced Data Exchange for $3.0 million out of a $17.3 million private placement of "non-voting" Series B preferred stock. Advanced Data Exchange is a corporation engaged in business-to-business Internet exchange transactions that allow mid-sized companies to exchange its purchase orders, purchase order acknowledgments, advance ship notices, invoices and other business documents over the Internet with supply chain partners and emerging digital marketplaces. Subsequent to an additional $30 million equity financing completed in the second quarter of 2000, we currently own a 4.9% interest in Advanced Data Exchange and have no board of directors representation. Additional rounds of financing may further dilute our interest. We do not have the ability to control decision making at Advanced Data Exchange.

         In the fourth quarter of 2000, we recorded $1,016,000 in write-offs of early stage investments. In addition, we recorded $2,603,000 in write-offs of certain equity investments.

7.       STOCKHOLDERS' EQUITY

         The authorized capital stock of Acacia consists of 60,000,000 shares of common stock, $0.001 par value, of which 19,592,459 and 17,699,646 (as adjusted for ten percent (10%) stock dividend distributed on December 5, 2001) shares were issued and outstanding as of December 31, 2001 and 2000, respectively, and 20,000,000 shares of preferred stock, $0.001 par value, no shares of which are issued or outstanding. Under the terms of Acacia's Certificate of Incorporation, the board of directors may determine the rights, preferences and terms of our authorized but unissued shares of preferred stock. Holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders, and to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefore. Upon the liquidation, dissolution or winding up of Acacia, the holders of common stock are entitled to share ratably in all assets of Acacia which are legally available for distribution, after payment of all debts and other liabilities. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

         On October 22, 2001, our board of directors declared a ten percent (10%) stock dividend. The stock dividend totaling 1,777,710 shares of our common stock was distributed on December 5, 2001 to stockholders of record as of November 21, 2001. The fair value of the stock dividend paid, based on the market value of our common stock on the date of declaration as adjusted for the dilutive effect of the stock dividend declared, is reflected as a reclassification of accumulated deficit in the amount of $21,688,000, to permanent capital, represented by our common stock and additional paid-in capital accounts. All references to the number of shares (other than common stock issued or outstanding on the 2000 consolidated balance sheet and 2001, 2000 and 1999 consolidated statements of stockholders' equity), per share amounts and any other reference to shares in the consolidated financial statements and accompanying notes to the consolidated financial statements, unless otherwise noted, have been adjusted to reflect the stock dividend on a retroactive basis.

         In May 2001, Advanced Material Sciences completed a private equity financing raising gross proceeds of $2.0 million through the issuance of 2,000,000 shares of common stock. Acacia invested $155,000 in this private placement to acquire 155,000 shares. As a result of the transaction, our equity ownership in Advanced Material Sciences decreased from 66.7% to 58.1%. Additionally, in October 2001, a subsidiary of CombiMatrix sold 10% of its voting common stock to a joint venture partner in Japan. The gain, totaling $1,283,000, resulting from our subsidiaries sale of stock to third-parties at a price per share in excess of our carrying amount per share has been reflected as a direct increase to additional paid-in capital in consolidated stockholders' equity.

8.       PROVISIONS FOR INCOME TAXES

         Provision (benefit) for income taxes consists of the following:

                                                                 2001           2000           1999
                                                             ----------     ----------     ----------
             Current:
                U.S. Federal tax........................     $  776,000     $    2,500     $   12,000
                State taxes.............................        186,000          3,500          8,000
                                                             ----------     ----------     ----------
                                                                962,000          6,000         20,000
                                                             ----------     ----------     ----------
             Deferred:
                U.S. Federal tax........................       (182,000)       (79,000)            --
                State taxes.............................             --             --             --
                                                             ----------     ----------     ----------
                                                               (182,000)       (79,000             --
                                                             ----------     ----------     ----------
                                                             $  780,000     $  (73,000)    $   20,000
                                                             ==========     ==========     ==========


         The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred assets and liabilities consist of the following at December 31, 2001 and 2000:

                                                                               2001               2000
                                                                           -------------     -------------
             Basis of investments in affiliates......................      $  16,789,000     $   9,362,000
             Intangibles.............................................         (3,829,000)       (2,689,000)
             Depreciation and amortization...........................             (4,000)         (118,000)
             Stock compensation......................................          6,993,000         2,737,000
             Accrued liabilities.....................................          1,061,000           740,000
             Net operating loss carryforwards and credits............         25,084,000        27,257,000
                                                                           -------------     -------------
                                                                              46,094,000        37,289,000
             Less:  valuation allowance..............................        (49,923,000)      (39,978,000)
                                                                           -------------     -------------
                                                                           $  (3,829,000)    $  (2,689,000)
                                                                           =============     =============

         A reconciliation of the federal statutory income tax rate and the effective income tax rate is as follows:

                                                                         2001           2000           1999
                                                                        ------         ------         ------
              Statutory federal tax rate..........................       (34%)          (34%)          (34%)
              State income taxes, net of federal benefit..........        (3%)           (3%)           (3%)
              Amortization of intangible assets...................         2%             1%             5%
              Stock compensation..................................         7%             3%             0%
              Valuation allowance.................................        30%            33%            32%
                                                                        ------         ------         ------
                                                                           2%             0%             0%
                                                                        ======         ======         ======


         At December 31, 2001, we had U.S. Federal and California state income tax net operating loss carry forwards ("NOLs") of approximately $29,680,000 and $16,531,000, expiring between 2002 and 2021, excluding

NOLs at CombiMatrix and other subsidiaries. In addition, we had tax credit carryforwards of approximately $102,000.


         The aggregate tax NOLs at CombiMatrix and other subsidiaries are approximately $40,225,000 and $8,999,000 for federal and state income tax purposes, respectively, expiring between 2002 and 2021. CombiMatrix and other subsidiaries also have tax credit carryforwards of approximately $840,000, which begin expiring in 2011. However, the use of these NOLs and tax credits are limited to the separate earnings of the respective subsidiaries. In addition, ownership changes may also restrict the use of NOLs and tax credits.

         As of December 31, 2001, approximately $9,507,000 of the valuation allowance related to the tax benefits of stock option deductions included in Acacia's NOLs. At such time as the valuation allowance is released, the benefit will be credited to additional paid-in capital.

9.       DISCONTINUED OPERATIONS

         On February 13, 2001, the board of directors of Soundbreak.com Incorporated ("Soundbreak.com"), a majority-owned subsidiary of Acacia, resolved to cease operations as of February 15, 2001 and liquidate the remaining assets and liabilities of the subsidiary. Accordingly, we reported the results of operations and the estimated loss on disposal of Soundbreak.com as results of discontinued operations in the 2000 consolidated statements of operations and comprehensive loss.

         Following is summary financial information for the discontinued operations:

                                                                     2001               2000
                                                                ------------    ------------
        Net sales............................................   $      4,000    $         --
                                                                ============    ==========


        Loss from discontinued operations:
            Before minority interests........................   $ 16,437,000    $  1,784,000
            Minority interests...............................     (8,994,000)     (1,008,000)
                                                                ------------    ------------
            Net..............................................   $  7,443,000    $    776,000
                                                                ============    ============


        Estimated loss on disposal:
            Before minority interests........................   $  5,066,000    $         --
            Minority interests...............................     (2,955,000)             --
                                                                ------------    ------------
            Net..............................................   $  2,111,000    $         --
                                                                ============    ============

         Discontinued operations did not have an impact on the December 31, 2001 consolidated statement of operations and comprehensive loss.

         The assets and liabilities of the discontinued operations at December 31, 2001 consist primarily of $4,014,000 of cash and cash equivalents and $1,342,000 of accounts payable and accrued expenses.

         The assets and liabilities of the discontinued operations at December 31, 2000 primarily consist of $6,620,000 of cash and cash equivalents, $10,000 of management fees and other receivables, $74,000 of prepaid expenses, $164,000 of other assets, $207,000 in property and equipment and $3,599,000 of accounts payable and accrued expenses.

10.      STOCK OPTIONS AND WARRANTS

         We have three stock option plans currently in effect: the 1993 Stock Option Plan (the "1993 Plan"), the 1996 Executive Stock Bonus Plan (the "Bonus Plan") and the 1996 Stock Option Plan (the "1996 Plan").

         Options under the 1993 plan authorize the granting of both options intended to qualify as "incentive stock options" under Section 422A of the Internal Revenue Code ("Incentive Stock Options") and stock options that are not intended to so qualify ("Nonqualified Stock Options") to officers, directors, employees, consultants and others expected to provide significant services to Acacia or its subsidiaries. The 1993 Plan covers an aggregate of

2,000,000 shares of common stock. We have reserved 2,000,000 shares of common stock in connection with the 1993 Plan. Under the terms of the 1993 Plan, options may be exercised upon terms approved by Acacia's board of directors and expire at a maximum of ten years from the date of grant. Incentive Stock Options are granted at prices equal to or greater than fair market value at the date of grant. Nonqualified Stock Options are generally granted at prices equal to or greater than 85% of the fair market value at the date of grant. All of the shares under the 1993 Plan have been awarded.

         The Bonus Plan provided for a one-time grant of options to purchase an aggregate of 720,000 shares of our common stock to directors, officers and other key employees performing services for our affiliates and us. Under each option agreement of the Bonus Plan, 25% of the options become exercisable on each of the first four anniversaries of the grant date. The options granted under the Bonus Plan expire in March 2001. All of the shares under the Bonus Plan have been awarded.

         In April 1996, the board of directors adopted the 1996 Plan, which was approved by the stockholders in May 1996. The 1996 Plan provides for the grant of Nonqualified Stock Options and Incentive Stock Options to key employees, including officers of Acacia and its subsidiaries and certain other individuals. The 1996 Plan also provides for the automatic grant of 20,000 shares of Nonqualified Stock Options to non-employee directors upon initial election to the board of directors and 2,000 shares thereafter on an annual basis under the Non-Employee Director Program. These options are generally exercisable six months to one year after grant and expire five years after grant for directors or up to ten years after grant for key employees. In May 1998, stockholders approved amendments to the 1996 Stock Option Plan, which increased the authorized number of shares of common stock subject to the amended plan by 500,000 shares. In May 1999, stockholders approved amendments to the 1996 Stock Option Plan, which increased the authorized number of shares of common stock subject to the amended plan by 2,000,000 shares. In May 2000, stockholders approved amendments to the 1996 Stock Option Plan, which increased the authorized number of shares of common stock subject to the amended plan by 1,000,000 shares. At the years ended December 31, 2001 and 2000, 482,000 and 1,129,000 shares were available for grant, respectively.

         The following is a summary of common stock option activities:

                                                                                             WEIGHTED
                                                          SHARES         EXERCISE PRICES   AVERAGE PRICE
                                                          ------         ---------------   -------------
         Balance at December 31, 1998..............      1,829,000     $  0.91 - $  7.85      $   2.95
         Options Granted...........................        799,000     $  3.89 - $ 21.59      $  12.22
         Options Exercised.........................       (359,000)    $  0.91 - $  4.24      $   2.11
         Options Cancelled.........................        (51,000)    $  3.28 - $  7.16      $   4.72
                                                        ----------
         Balance at December 31, 1999..............      2,218,000     $  0.91 - $ 21.59      $   6.38
         Options Granted...........................      2,709,000     $ 14.55 - $ 50.28      $  27.90
         Options Exercised.........................       (585,000)    $  2.39 - $ 14.55      $   3.41
         Options Cancelled.........................       (717,000)    $  1.82 - $ 46.79      $  19.48
                                                        ----------
         Balance at December 31, 2000..............      3,625,000     $  2.77 - $ 50.28      $  20.51
         Options Granted...........................      1,390,000     $  5.65 - $ 16.08      $   7.14
         Options Exercised.........................       (790,000)    $  2.77 - $ 14.55      $   3.48
         Options Cancelled.........................       (743,000)    $  3.18 - $ 48.69      $  30.48
                                                        ----------
         Balance at December 31, 2001..............      3,482,000     $  3.47 - $ 50.28      $  16.94
                                                        ==========
         Exercisable at December 31, 2000..........      1,181,000     $  2.77 - $ 46.79      $   7.48
         Exercisable at December 31, 2001..........      1,315,000     $  3.47 - $ 50.28      $  18.47

         Options outstanding at year ended December 31, 2001 are summarized as follows:

                                                                  OUTSTANDING
                                NUMBER OF     WEIGHTED AVERAGE      WEIGHTED                      EXERCISABLE
                               OUTSTANDING        REMAINING         AVERAGE        NUMBER      WEIGHTED AVERAGE
  RANGE OF EXERCISE PRICES       OPTIONS      CONTRACTUAL LIFE   EXERCISE PRICE  EXERCISABLE    EXERCISE PRICE
  ------------------------       -------      ----------------   --------------  -----------    --------------
$ 0.00 - $ 5.00...........        103,000             0.5         $     3.54       103,000        $    3.54
$ 5.01 - $10.00...........      1,354,000             8.6         $     6.29       373,000        $    6.13
$10.01 - $15.00...........        135,000             5.2         $    12.72        27,000        $   13.93
$15.01 - $20.00...........        179,000             8.8         $    17.04       103,000        $   17.28
$20.01 - $25.00...........        761,000             7.6         $    22.07       260,000        $   21.97
$25.01 - $30.00...........        615,000             7.5         $    27.55       251,000        $   27.61
$30.01 - $35.00...........        212,000             6.8         $    30.17       126,000        $   30.17
$35.01 - $40.00...........              -             -           $     -                -        $    -

                                                                  OUTSTANDING
                                NUMBER OF     WEIGHTED AVERAGE      WEIGHTED                      EXERCISABLE
                               OUTSTANDING        REMAINING         AVERAGE        NUMBER      WEIGHTED AVERAGE
  RANGE OF EXERCISE PRICES       OPTIONS      CONTRACTUAL LIFE   EXERCISE PRICE  EXERCISABLE    EXERCISE PRICE
  ------------------------       -------      ----------------   --------------  -----------    --------------

$40.01 - $45.00...........        116,000             8.2         $    41.96        68,000        $   41.97
$45.01 - $52.00...........          7,000             8.2         $    50.28         4,000        $   50.28
                                ---------                                        ---------
                                3,482,000                                        1,315,000
                                =========                                        =========

         At year ended December 31, 2001, the total number of warrants outstanding represent rights to purchase 960,000 and 1,240,000 shares of Acacia's common stock at a per share exercise price of $30.00 and $19.09, respectively. At December 31, 2000, the total number of warrants outstanding represent rights to purchase 960,000 shares of Acacia's common stock at a per share exercise price of $30.00.

         We have adopted the disclosure only requirements of SFAS No. 123 with respect to options issued to employees. The weighted average fair value of options granted during 2001, 2000 and 1999 for which the exercise price equals the fair market price on the grant date was $4.19, $20.17 and $13.33, respectively. The weighted average fair value of options granted during 1999 for which the exercise price is less than fair market value on grant date was $16.70. There were no options granted during 2001 or 2000 with exercise price less than the market value.

         As of December 31, 2001, CombiMatrix had a total of 3,534,000 shares of options and warrants outstanding, of which, 1,798,000 shares are exercisable. As of December 31, 2000, CombiMatrix had a total of 4,539,000 shares of options and warrants outstanding, of which 1,062,000 shares are exercisable. As of December 31, 1999, CombiMatrix had a total of 798,000 shares of options and warrants outstanding, of which 444,000 shares are exercisable.

         Had we accounted for stock compensation expense related to stock options issued to employees in accordance with SFAS No. 123, our pro forma loss from continuing operations and loss per share would have been as follows:

                                                                      2001              2000              1999
                                                                  ------------     ------------      ------------
Loss from continuing operations as reported................       $(22,272,000)    $(29,159,000)     $ (7,421,000)
Loss from continuing operations, pro forma.................       $(30,806,000)    $(37,671,000)     $ (8,505,000)
Basic loss per share from continuing operations as reported       $      (1.16)    $      (1.78)     $      (0.59)
Basic loss per share from continuing operations, pro forma.       $      (1.60)    $      (2.31)     $      (0.67)
Diluted loss per share from continuing operations as reported     $      (1.16)    $      (1.78)     $      (0.59)
Diluted loss per share from continuing operations, pro forma      $      (1.60)    $      (2.31)     $      (0.67)

         The fair value of the options was determined using the Black-Scholes option-pricing model, assuming weighted average risk free annual interest of 4.52%, 6.31% and 5.79% in 2001, 2000 and 1999, respectively, volatility of approximately 75%, with expected lives of approximately four years and no expected dividends.

11.      DEFERRED NON-CASH STOCK COMPENSATION CHARGES

         During the year ended December 31, 2000, our majority-owned subsidiary, CombiMatrix, recorded deferred non-cash stock compensation charges aggregating approximately $53.8 million in connection with the granting of stock options. Pursuant to Acacia's policy, the stock options were granted at exercise prices equal to the fair value of the underlying CombiMatrix stock on the date of grant as determined by Acacia. However, such exercise prices were subsequently determined to be below fair value due to a substantial step-up in the fair value of CombiMatrix pursuant to a valuation provided by an investment banker in contemplation of a potential CombiMatrix initial public offering in 2000. In connection with the proposed CombiMatrix initial public offering and pursuant to SEC rules and guidelines, we were required to reassess the value of stock options issued during the one-year period preceding the potential initial public offering and utilize the stepped-up fair value provided by the investment banker for purposes of determining whether such stock option issuances were compensatory, resulting in the calculation of the $53.8 million in deferred non-cash stock compensation charges in 2000. Deferred non-cash stock compensation charges are being amortized by CombiMatrix over the respective option grant vesting periods, which range from one to four years. The table below reflects the gross deferred non-cash stock compensation charges recorded by CombiMatrix related to stock option grants, the amortization of deferred non-cash stock compensation for 2001 and 2000, and the impact of certain other CombiMatrix stock option transactions during 2001, as follows:

        Gross CombiMatrix deferred non-cash stock compensation charges.....................          $ 53,773,000
        Less amounts amortized to date and other items:
        Amortization through December 31, 2000.............................................            (9,709,000)
        Deferred non-cash stock compensation charges related to 2001 stock option grants...               729,000
        Amortization for the year ended December 31, 2001 (net of $4,698,000 of amortization reversal related to forfeitures of certain unvested options and
             other)........................................................................           (18,807,000)
        Forfeitures of certain unvested options (results in a net reduction in deferred
             stock compensation to be amortized in future periods).........................           (13,220,000)
                                                                                                     ------------
        Remaining CombiMatrix deferred non-cash stock compensation as of December 31, 2001
             to be amortized in subsequent periods.........................................          $ 12,766,000
                                                                                                     ============

         During the third and fourth quarters of 2001, certain CombiMatrix unvested stock options were forfeited. Pursuant to the provisions of APB No. 25 and related interpretations, the reversal of previously recognized non-cash stock compensation expense on forfeited unvested stock options, in the amount of $4,698,000, has been reflected in the consolidated statements of operations and comprehensive loss as a reduction in 2001 non-cash stock compensation expense. In addition, the forfeiture of certain unvested options during 2001 results in a reduction of the remaining deferred non-cash stock compensation expense scheduled to be amortized in future periods.

         The remaining deferred non-cash stock compensation balance as of December 31, 2001 related to stock options issued by CombiMatrix represents the future non-cash deferred stock compensation expense that will be reflected in our consolidated statements of operations and comprehensive loss as non-cash stock compensation charges over the next twelve quarters from January 1, 2002 through December 31, 2004 as follows:

                YEAR          FIRST QUARTER    SECOND QUARTER     THIRD QUARTER     FOURTH QUARTER       TOTAL
         ---------------       ----------       ----------         ----------        ----------        ----------
         2002...........       $2,273,000       $2,311,000         $2,212,000        $1,276,000       $ 8,072,000
         2003...........        1,036,000        1,041,000            997,000           510,000         3,584,000
         2004...........          366,000          360,000            329,000            55,000         1,110,000
                                                                                                      -----------
                                                                                                      $12,766,000
                                                                                                      ===========

         Non-cash deferred stock compensation expense scheduled to be recognized in future periods reflected above may be impacted by certain subsequent stock option transactions including modification of terms, cancellations, forfeitures and other activity.

12.      COMMITMENTS AND CONTINGENCIES

SALE AND LEASEBACK ARRANGEMENT

         In September 2001, CombiMatrix entered into a sale and leaseback arrangement with a bank, providing up to $7,000,000 in financing for equipment and other capital purchases. Pursuant to the terms of the agreement, certain equipment and leasehold improvements, totaling $2,557,000 in net book value were sold to the bank at a purchase price of $3,000,000, resulting in a deferred gain on the sale of assets of $443,000. The deferred gain is being amortized over 4 years, the term of the related lease arrangement. In addition, CombiMatrix entered into a capital lease arrangement to lease the fixed assets from the bank. The capital lease agreement provides CombiMatrix with the option to purchase the equipment for a nominal amount at the end of the lease term, which expires in September 2004.

         Future minimum lease payments under scheduled capital leases that have initial or remaining non-cancelable terms in excess of one year are as follows:

         YEAR
         ----

         2002...................................................... $ 1,141,000
         2003......................................................   1,141,000
         2004......................................................     855,000
                                                                    -----------

         Total minimum payments....................................   3,137,000
         Less:  amount representing interest.......................    (358,000)
                                                                    -----------
         Obligations under capital lease...........................   2,779,000
         Less:  current portion....................................    (934,000)
                                                                    -----------
                                                                    $ 1,845,000
                                                                    ===========

OPERATING LEASES

         We lease certain office furniture and equipment and laboratory and office space under various operating lease agreements expiring over the next 7 years. Minimum annual rental commitments on operating leases of continuing operations having initial or remaining non-cancelable lease terms in excess of one year are as follows:

         YEAR
         ----

         2002...................................................... $  1,642,000
         2003......................................................    1,894,000
         2004......................................................    1,650,000
         2005......................................................    1,721,000
         2006......................................................    1,735,000
         Thereafter................................................    3,312,000
         -----                                                      ------------
         Total minimum lease payments.............................. $ 11,954,000
                                                                    ============

         Rent expenses of continuing operations at year ended December 31, 2001, 2000 and 1999 approximated $1,979,289, $1,032,000 and $431,000, respectively.

LITIGATION

         On November 28, 2000, Nanogen, Inc. ("Nanogen") filed suit against CombiMatrix and one of its principal stockholders, who is also a member of CombiMatrix's board of directors. Nanogen alleges breach of contract, trade secret misappropriation and that United States Patent No. 6,093,302 and other proprietary information belonging to CombiMatrix are instead the property of Nanogen. The litigation is in early stages, and CombiMatrix cannot predict its outcome. While CombiMatrix believes it has strong defenses to Nanogen's claims, if Nanogen were to prevail in its suit against CombiMatrix and obtain the injunction and monetary relief that is being sought, CombiMatrix could incur significant financial liabilities that would materially affect our consolidated financial condition and results of operations.

         Acacia is subject to other claims and legal actions that arise in the ordinary course of business. Management believes that the ultimate liability with respect to these claims and legal actions, if any, will not have a material effect on our financial position, results of operations or cash flows.

13.      SEGMENT INFORMATION

         Acacia has two reportable segments as follows:

         ACACIA MEDIA TECHNOLOGIES GROUP - Acacia Media Technologies Group owns intellectual property related to the telecommunications field, including a television blanking system, also known as the "V-chip," which it licenses to television manufacturers. In addition, our media technologies group owns a worldwide portfolio of pioneering patents relating to audio and video transmission and receiving systems, commonly known as audio-on-demand and video-on-demand, used for distributing content via various methods including computer networks, cable television systems and direct broadcasting satellite systems.

         ACACIA LIFE SCIENCES GROUP - CombiMatrix is developing a proprietary biochip array processor system that integrates semiconductor technology with new developments in biotechnology and chemistry. Our majority-owned subsidiary, Advanced Material Sciences, holds the exclusive license for CombiMatrix's biological array processor technology in certain fields of material sciences.

         We evaluate segment performances based on revenue earned and cost versus earnings potential of future completed products or services. Material intercompany transactions and transfers have been eliminated in consolidation. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Corporate and other includes corporate costs, certain assets and liabilities and other investment activities, which are included in our consolidated financial statements but are not allocated to the reportable segments.

         The table below presents information about our reportable segments in continuing operations for the years ended December 31, 2001, 2000 and 1999:

                                                 ACACIA MEDIA
                                                 TECHNOLOGIES        ACACIA LIFE        CORPORATE AND
2001                                                GROUP           SCIENCES GROUP          OTHER                TOTAL
                                                ------------         ------------        ------------        ------------
Revenue ................................        $ 24,130,000         $    456,000        $     50,000        $ 24,636,000
Amortization of patents and goodwill ...              49,000                 --             2,646,000           2,695,000
Other income ...........................                --                   --                77,000              77,000
Interest income ........................             137,000            2,120,000           1,505,000           3,762,000
Interest expense .......................                --                 65,000                --                65,000
Realized gains on investments ..........                --                   --               350,000             350,000
Unrealized gains on investments ........                --                   --               237,000             237,000
Equity in losses of affiliate ..........                --                   --               195,000             195,000
Loss (income) from continuing operations
   before operations before minority
   interests and taxes .................         (12,311,000)          44,416,000           6,927,000          39,032,000
Non-cash stock compensation charges ....                --             19,963,000             856,000          20,819,000
Segment assets .........................          10,339,000           40,161,000          56,168,000         106,668,000
Investments in affiliate, at cost ......                --                   --             3,000,000           3,000,000
Purchase of property and equipment .....               7,000            3,756,000              12,000           3,775,000


                                                 ACACIA MEDIA
                                                 TECHNOLOGIES        ACACIA LIFE        CORPORATE AND
2000                                                GROUP           SCIENCES GROUP          OTHER                TOTAL
                                                ------------         ------------        ------------        ------------

Revenue ..............................           $      --          $    17,000        $    40,000        $    57,000
Amortization of patents and goodwill .                15,000               --            2,236,000          2,251,000
Other income .........................                  --                 --               28,000             28,000
Interest income ......................                  --            1,661,000          1,425,000          3,086,000
Equity in losses of affiliates .......                  --                 --            1,746,000          1,746,000
Loss from continuing operations before
   minority interests and taxes ......               335,000         19,045,000         19,018,000         38,398,000
Non-cash stock compensation charges ..                  --           10,205,000            499,000         10,704,000
Segment assets .......................               146,000         52,173,000         39,121,000         91,440,000
Investments in affiliate, at equity ..                  --                 --              346,000            346,000
Investments in affiliate, at cost ....                  --                 --            3,000,000          3,000,000
Purchase of property and equipment ...                13,000          2,921,000            459,000          3,393,000


                                                 ACACIA MEDIA
                                                 TECHNOLOGIES        ACACIA LIFE        CORPORATE AND
1999                                                GROUP           SCIENCES GROUP          OTHER                TOTAL
                                                ------------         ------------        ------------        ------------

Revenue ..............................           $      --          $   144,000        $   122,000        $   266,000
Amortization of patents and goodwill .                14,000               --            1,608,000          1,622,000
Interest income ......................                  --               40,000            293,000            333,000
Interest income ......................                  --              253,000              1,000            254,000
Equity in losses of affiliates .......                  --                 --            1,121,000          1,121,000
Loss from continuing operations before
   minority interests and taxes ......               240,000          2,507,000          5,875,000          8,622,000
Non-cash stock compensation charges ..                  --               19,000            127,000            146,000
Segment assets .......................               150,000          1,908,000         43,396,000         45,454,000
Investments in affiliate, at equity ..                  --                 --            4,636,000          4,636,000
Purchase of property and equipment ...                  --               85,000            156,000            241,000

         Segment information has been restated to exclude Soundbreak.com for the years ended December 31, 2001, 2000 and 1999. See Note 9 to consolidated financial statements.

14.      SUBSEQUENT EVENTS

         In February 2002, CombiMatrix, a majority-owned subsidiary, was awarded a Phase I National Institutes of Health grant for the development of its protein biochip technology. The title of the grant is "Self-Assembling Protein Microchips." This grant is in addition to a three-year Phase I and a Phase II SBIR Grant from the U.S. Department of Defense for the development of multiplexed chip based assays for chemical and biological warfare agent detection.

         In February 2002, in conjunction with the relocation of our corporate headquarters, we entered into a non-cancelable lease agreement to lease approximately 7,143 square feet of office space in Newport Beach, California through February 2007. Minimum annual rental commitments under this operating lease are $255,000 in 2002; $286,000 in 2003; $295,000 in 2004; $303,000 in
2005; $312,000 in 2006; and $39,000, thereafter.

         In February 2002, we executed a sublease agreement, expiring in November 2003, to sublet the Pasadena, California office space. In 2002 and 2003, rent expense will be offset by $142,399 and $154,418 respectively, related to rental payments due pursuant to the terms of the sublease agreement.

         On March 20, 2002, we announced that our board of directors approved a plan to divide our common stock into two new classes - new "CombiMatrix" common stock, that would reflect the performance of our CombiMatrix subsidiary, and new "Acacia Technologies" common stock, that would reflect the performance of our media technology businesses, including Soundview Technologies and Acacia Media Technologies. The plan will be submitted to our stockholders for approval. If the recapitalization proposal were approved, our stockholders would receive shares of both of the new classes of stock in exchange for existing Acacia shares. The new share classes are intended to be separately listed on the NASDAQ National Market System.

         We also announced that our board of directors and CombiMatrix's board of directors have approved an agreement for Acacia to acquire the minority stockholder interests in CombiMatrix. The proposed acquisition would be accomplished through a merger in which the minority stockholders of CombiMatrix would receive shares of the new "CombiMatrix" common stock, in exchange for their existing shares. The proposed transaction will be submitted to the stockholders of Acacia and CombiMatrix for approval.

         The proposed recapitalization and merger are subject to several important conditions, including receipt of stockholder approval, receipt of satisfactory tax and accounting opinions, approval of the proposed merger by a special committee of the CombiMatrix board of directors, receipt of a fairness opinion, approval for listing of both of the new shares on the NASDAQ National Market and other customary conditions. We expect to present these proposals to our stockholders for approval at a special meeting.

15.      SUPPLEMENT CASH FLOW INFORMATION

                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                          --------------------------------
                                                                            2001         2000         1999
                                                                          -------      -------     -------
Supplemental disclosures of cash flow information:

Cash paid for interest ..............................................     $    42      $    79     $    78
Cash paid for income taxes ..........................................         597         --             7


Supplemental schedule of non-cash investing and financing activities:

Issuance of common stock for additional equity in consolidated
     subsidiary and affiliates ......................................        --         11,634         288
Liabilities assumed in acquisition of minority ownership ............         200         --          --
     interest in subsidiary
Increase in minority interests due to conversion of subsidiary ......        --           --         1,400
     notes payable
Fixed assets purchased with accounts payable ........................        --            917        --
Purchase of equipment under capital lease agreement .................      (3,000)        --          --
Capital lease obligation incurred ...................................       3,000         --          --
Accrued payments for purchase of common stock from former
     minority stockholders of subsidiary ............................         217         --          --

16.      QUARTERLY FINANCIAL DATA (UNAUDITED)

         The following table sets forth unaudited consolidated statement of operations data for the eight quarters in the period ended December 31, 2001. This information has been derived from our unaudited condensed consolidated financial statements that have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the audited consolidated financial statements and related notes thereto. Our quarterly results have been in the past and may in the future be subject to significant fluctuations. As a result, we believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected in any future periods.

                                                                                             QUARTER ENDED
                                                                   -------------------------------------------------------------
                                                                   MAR. 31, 2001   JUN. 30, 2001    SEP. 30, 2001    DEC. 31, 2001
                                                                    ------------    ------------    ------------    ------------

                                                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)
Revenues:
  License fee income ............................................   $      2,440    $     10,000    $     10,740    $      1,000
  Grant revenue .................................................            183              91              91              91
  Other income ..................................................           --              --              --              --
                                                                    ------------    ------------    ------------    ------------

Total revenues ..................................................          2,623          10,091          10,831           1,091
Operating expenses ..............................................         18,424          20,028          18,527          10,855
                                                                    ------------    ------------    ------------    ------------
Operating loss ..................................................        (15,801)         (9,937)         (7,696)         (9,764)
Other income (expense) ..........................................          1,144           1,031             796           1,195
                                                                    ------------    ------------    ------------    ------------
Loss from continuing operations before
   income taxes and minority interests ..........................        (14,657)         (8,906)         (6,900)         (8,569)
(Provision) benefit for income taxes ............................            (13)           (228)           (778)            239
                                                                    ------------    ------------    ------------    ------------
Loss from continuing operations before
   minority interests ...........................................        (14,670)         (9,134)         (7,678)         (8,330)
Minority interests ..............................................          5,191           4,362           4,851           3,136
                                                                    ------------    ------------    ------------    ------------
Loss from continuing operations .................................         (9,479)         (4,772)         (2,827)         (5,194)
Loss from discontinued operations ...............................           --              --              --              --
                                                                    ------------    ------------    ------------    ------------
Loss before cumulative effect of change
   in accounting principle ......................................         (9,479)         (4,772)         (2,827)         (5,194)
Cumulative effect of change in accounting
   principle due to beneficial conversion
   feature ......................................................           --              --              --              --

Net loss ........................................................   $     (9,479)   $     (4,772)   $     (2,827)    $    (5,194)
                                                                    ============    ============    ============     ============

Loss per common share:
Basic
  Loss from continuing operations ...............................   $      (0.50)   $      (0.25)   $      (0.15)   $      (0.27)
  Loss from discontinued operations .............................   $       --      $       --      $       --      $       --
  Cumulative effect of change in
     accounting principle .......................................   $       --      $       --      $       --      $       --
                                                                    ------------    ------------    ------------    ------------

Net loss ........................................................   $      (0.50)   $      (0.25)   $      (0.15)   $      (0.27)
                                                                    ============    =============   ============    =============

Diluted
  Loss from continuing operations ...............................   $      (0.50)   $       (0.25)  $      (0.15)   $      (0.27)
  Loss from discontinued operations .............................   $       --      $       --      $       --      $       --
  Cumulative effect of change in
     accounting principle .......................................   $       --      $       --      $       --      $       --
                                                                    ------------    ------------    ------------    ------------

Net loss ........................................................   $      (0.50)   $       (0.25)  $        (0.15) $      (0.27)
                                                                    ============    =============   ============    =============
Weighted average number of common ant potential shares
   outstanding used in computation of loss per share:
  Basic .........................................................     18,985,864      19,503,645      19,525,807      19,558,572
  Diluted .......................................................     18,985,864      19,503,645      19,525,807      19,558,572

Market price per share:
  High ..........................................................    $      18.98   $      16.14    $      16.66  $        13.42
  Low ...........................................................    $       5.23   $       4.69    $       5.83  $         8.29


(continued)
                                                              F-28a

                                                                                             QUARTER ENDED
                                                                   -------------------------------------------------------------
                                                                    MAR. 31, 2000   JUN. 30, 2000  SEP. 30, 2000    DEC. 31, 2000
                                                                    ------------    ------------    ------------    ------------
Revenues:
  License fee income ............................................   $       --      $       --      $       --      $       --
  Grant revenue .................................................             17            --              --              --
  Other income ..................................................           --                22              18            --
                                                                    ------------    ------------    ------------    ------------

Total revenues ..................................................             17              22              18            --
Operating expenses ..............................................          3,250           4,150          11,881          17,939
                                                                    ------------    ------------    ------------    ------------
Operating loss ..................................................         (3,233)         (4,128)        (11,863)        (17,939)
Other income (expense) ..........................................             99              21             457          (1,812)
                                                                    ------------    ------------    ------------    ------------
Loss from continuing operations before
   income taxes and minority interests ..........................         (3,134)         (4,107)        (11,406)        (19,751)
(Provision) benefit for income taxes ............................             (5)             (2)             38              42
                                                                    ------------    ------------    ------------    ------------
Loss from continuing operations before
   minority interests ...........................................         (3,139)         (4,109)        (11,368)        (19,709)
Minority interests ..............................................            461             659           2,528           5,518
                                                                    ------------    ------------    ------------    ------------
Loss from continuing operations .................................         (2,678)         (3,450)         (8,840)        (14,191)
Loss from discontinued operations ...............................           (884)         (2,787)         (2,057)         (3,826)
                                                                    ------------    ------------    ------------    ------------
Loss before cumulative effect of change
   in accounting principle ......................................         (3,562)         (6,237)        (10,897)        (18,017)
Cumulative effect of change in accounting
   principle due to beneficial conversion
   feature ......................................................           (246)           --              --              --

Net loss ........................................................   $     (3,808)   $     (6,237)   $    (10,897)   $   (18,017)
                                                                    ============    ============    ============    ============
Loss per common share:
Basic
  Loss from continuing operations ...............................   $     (0.17)    $      (0.21)   $      (0.51)   $     (0.80)
  Loss from discontinued operations .............................   $     (0.06)    $      (0.17)   $      (0.12)   $     (0.21)
  Cumulative effect of change in
     accounting principle .......................................   $     (0.02)    $        --     $        --     $     --
                                                                    ------------    ------------    ------------    ------------
Net loss ........................................................   $     (0.25)    $      (0.38)   $      (0.63)   $      (1.01)
                                                                    ============    ============    ============    ============
Diluted
  Loss from continuing operations ...............................   $     (0.17)    $      (0.21)   $      (0.51)   $      (0.80)
  Loss from discontinued operations .............................   $     (0.06)    $      (0.17)   $      (0.12)   $      (0.21)
  Cumulative effect of change in
     accounting principle .......................................   $     (0.02)    $        --     $       --      $     --
                                                                    ------------    ------------    ------------    ------------
Net loss ........................................................   $     (0.25)    $      (0.38)   $      (0.63)   $      (1.01)
                                                                    ============    ============    ============    ============
Weighted average number of common ant potential shares outstanding used in computation of loss per share:
  Basic .........................................................     15,630,070      16,292,859      17,502,640      17,840,672
  Diluted .......................................................     15,630,070      16,292,859      17,502,640      17,840,672

Market price per share:
  High ..........................................................   $      53.64    $      39.09    $      32.05    $       33.81
  Low ...........................................................   $      26.82    $      12.16    $      19.89    $       12.50

                             COMBIMATRIX CORPORATION

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
CombiMatrix Corporation

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and comprehensive loss and of cash flows present fairly, in all material respects, the financial position of CombiMatrix Corporation and its subsidiaries (a development stage company) at December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 and the period from inception (October 4, 1995) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         As discussed in Note 13, Acacia Research Corporation has a majority ownership in the Company, has entered into transactions with the Company and has the ability to influence the strategic direction of the Company.


/s/ PricewaterhouseCoopers, LLP


Seattle, Washington
January 25, 2002, except as to Note 14,
which is as of April 25, 2002

                                          COMBIMATRIX CORPORATION
                                       (A DEVELOPMENT STAGE COMPANY)
                                        CONSOLIDATED BALANCE SHEETS
                                     (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                      DECEMBER 31,
                                                                                  2000             2001
                                                                              ----------        ----------
ASSETS
Current Assets
    Cash and cash equivalents..........................................       $    3,550        $    7,868
    Short-term investments.............................................           39,792            20,187
    Interest receivable................................................              808               551
    Accounts receivable and employee advances..........................               17               143
    Inventory..........................................................              109               464
    Prepaid expenses and other.........................................               94               205
    Prepaid public offering costs......................................              918                 -
                                                                              ----------        ----------

         Total current assets..........................................           45,288            29,418

Investment in joint venture............................................              994             1,376
Property and equipment, net............................................            2,857             4,548
Deposits and other assets..............................................               17                94
                                                                              ----------        ----------

         Total assets..................................................       $   49,156        $   35,436
                                                                              ----------        ----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
    Accounts payable...................................................       $    2,224        $      623
    Accrued expenses...................................................              658             2,191
    Payable to Acacia Research Corporation.............................               70                22
    Deferred revenue...................................................                -             5,588
    Current portion of capital lease obligation........................                -               934
                                                                              ----------        ----------

         Total current liabilities.....................................            2,952             9,358

    Deferred revenue...................................................                -               372
    Capital lease obligation, net of current portion...................                -             1,845
                                                                              ----------        ----------

         Total liabilities.............................................            2,952            11,575
                                                                              ----------        ----------

Minority interest in consolidated subsidiary...........................                -               142

Commitments and contingencies

Stockholders' equity
    Preferred stock, $0.001 par value, 50,000,000 shares authorized;
    none issued and outstanding........................................                -                 -
    Common stock $0.001 par value, 300,000,000 shares authorized;
    18,437,703 and 18,691,723 shares issued and outstanding............               18                19
    Additional paid-in capital.........................................          114,825           105,409
    Deferred stock compensation........................................          (44,064)          (12,766)
    Accumulated other comprehensive income (loss)......................              132                (8)
    Deficit accumulated during the development stage...................          (24,707)          (68,935)
                                                                              ----------        ----------

         Total stockholders' equity....................................           46,204            23,719
                                                                              ----------        ----------

         Total liabilities and stockholders' equity....................       $   49,156        $   35,436
                                                                              ==========        ==========

           THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

                                                      COMBIMATRIX CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)
                                               CONSOLIDATED STATEMENTS OF OPERATIONS
                                                 (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                      INCEPTION
                                                                                                                     (OCTOBER 4,
                                                                        YEARS ENDED DECEMBER 31,                       1995) TO
                                                                     ----------------------------                    DECEMBER 31,
                                                                          1999            2000           2001            2001
                                                                     ------------    ------------    ------------    ------------
Revenues .........................................................   $        143    $         17    $        456    $        616
                                                                     ------------    ------------    ------------    ------------
Operating expenses
    Research and development* ....................................          2,379           6,276          11,655          22,972
    Marketing, general and administrative* .......................             78           4,698          14,939          19,720
    Amortization of deferred stock compensation ..................             36           9,709          19,963          29,882
                                                                     ------------    ------------    ------------    ------------

         Total operating expenses ................................          2,493          20,683          46,557          72,574
                                                                     ------------    ------------    ------------    ------------

Loss from operations .............................................         (2,350)        (20,666)        (46,101)        (71,958)

Interest income ..................................................             43           1,644           1,976           3,766
Interest expense .................................................           (213)           --               (65)           (453)
Loss on investment in joint venture ..............................           --                (6)            (54)            (60)
Minority interest in net loss of subsidiary ......................           --              --                16              16
                                                                     ------------    ------------    ------------    ------------

Net loss before cumulative effect of
   accounting change .............................................         (2,520)        (19,028)        (44,228)        (68,689)
Cumulative effect of accounting change ...........................           --              (246)           --              (246)
                                                                     ------------    ------------    ------------    ------------

Net loss .........................................................   $     (2,520)   $    (19,274)   $    (44,228)   $    (68,935)
                                                                     ============    ============    ============    ============


Basic and diluted net loss per share before
   cumulative effect of accounting change ........................   $       (.29)   $      (1.25)   $      (2.37)

Cumulative effect of accounting change ...........................            --             (.01)           --
                                                                     ------------    ------------    ------------

Basic and diluted net loss per share .............................   $       (.29)   $      (1.26)   $      (2.37)
                                                                     ------------    ------------    ------------

Weighted-average shares used in
   computing basic and diluted net loss
   per share .....................................................      8,763,749      15,254,862      18,639,953
                                                                     ============    ============    ============
*Excludes charges for amortization of deferred stock compensation as follows:

Research and development .........................................  $         34    $      3,189    $      7,183    $     10,580
Marketing, general and administrative ............................             2           6,520          12,780          19,302
                                                                     ------------    ------------    ------------    ------------

                                                                    $         36    $      9,709    $     19,963    $     29,882
                                                                     ============    ============    ============    ============

                       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

                                                      COMBIMATRIX CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)
                               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
                                                 (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                            ACCUMULATED    DEFICIT
                                                                                                OTHER     ACCUMULATED
                                                     COMMON STOCK    ADDITIONAL   DEFERRED  COMPREHENSIVE DURING THE     TOTAL
                                                --------------------- PAID-IN      STOCK       INCOME     DEVELOPMENT STOCKHOLDER'S
                                                  SHARES      AMOUNT  CAPITAL   COMPENSATION    (LOSS)       STAGE      EQUITY
                                                ----------   -------- ---------- ---------    --------    ----------   ---------

Balances at inception (October 4, 1995) .......       --     $   --   $     --   $    --      $   --      $     --     $    --
Common stock issued in April 1996 to founders
   at $0.021 per share ........................  7,000,000        7          140      --          --            --           147
Common stock issued in May 1996 at $1.00 per
   share, net of offering costs ...............    566,470        1          512      --          --            --           513
Common stock issued in March 1997 in
   connection with stock option exercises at
   $1.00 per share ............................     25,000       --           25      --          --            --            25
Common stock issued in June and July 1997 at
   $2.00 per share, net of offering costs .....    343,500       --          656      --          --            --           656
Issuance of common stock warrants in March
   1998 in connection with the issuance of 6%
   unsecured subordinated promissory notes ....       --         --          246      --          --            --           246
Common stock issued in August 1999 at $2.00
   per share, net of offering costs ...........  2,010,100        2        3,842      --          --            --         3,844
Common stock issued in December 1999 in
   connection with conversion of 6% unsecured
   subordinated promissory notes ..............    725,000        1        1,290      --          --            --         1,291
Deferred stock compensation from inception
   (October 4, 1995) to December 31, 1999 .....       --         --          214      (214)       --            --          --
Amortization of deferred stock compensation
   from inception  (October 4, 1995) to
   December 31, 1999 ..........................       --         --         --         210        --            --           210
Imputed fees for management services from
   inception  (October 4, 1995) to December
   31, 1999 ...................................       --         --           48      --          --            --            48
Net loss for the period from inception
   (October 4, 1995) to December 31, 1999 .....       --         --         --        --          --          (5,433)     (5,433)
                                                -----------  --------- ---------- ---------   ---------   -----------  ----------
Balances, December 31, 1999 ................... 10,670,070       11        6,973        (4)       --          (5,433)      1,547
Common stock issued in March 2000 at $5.00 per
   share, net of offering costs ...............  3,500,000        3       17,134      --          --            --        17,137
Common stock issued in connection with stock
   option exercise at $2.00 per share .........      8,750       --           18      --          --            --            18
Common stock issued in connection with stock
   warrant exercise at $2.00 per share ........     44,550       --          116      --          --            --           116
Common stock issued in June 2000 at $2.00 per
   share (includes compensation expense of
   $210) ......................................    125,000       --          460      --          --            --           460
Common stock issued in July 2000 at $5.00 and
   $6.50 per share (includes compensation
   expense of $76) ............................     56,000       --          413      --          --            --           413
Common stock issued in August 2000 at $9.00
   per share, net of offering costs ...........  4,033,333        4       35,696      --          --            --        35,700
Issuance of stock options to employee of parent       --         --        1,150      --          --            --         1,150
Dividend to parent ............................       --         --       (1,150)     --          --            --        (1,150)
Cumulative effect of accounting change ........       --         --          246      --          --            --           246
Deferred stock compensation ...................       --         --       53,769   (53,769)       --            --          --
Amortization of deferred stock compensation ...       --         --         --       9,709        --            --         9,709
Net loss ......................................       --         --         --        --          --         (19,274)    (19,274)
Unrealized gain on short-term investments .....       --         --         --        --           132          --           132
                                                                                                                       ----------
Comprehensive loss ............................       --         --         --        --          --            --       (19,142)
                                                -----------  --------- ---------- ---------   ---------   -----------  ----------
Balances, December 31, 2000 ................... 18,437,703       18      114,825   (44,064)        132       (24,707)     46,204
Common stock issued in connection with stock
   warrant exercise at $2.00 per share ........    134,300       --          272      --          --            --           272
Common stock issued in connection with stock
   option exercise at $1.00 to $5.00 per share     119,720        1          261      --          --            --           262
Change of interest in consolidated subsidiary .       --         --          951      --          --            --           951
Change of interest in investment in joint
   venture ....................................       --         --          435      --          --            --           435
Stock option modifications ....................       --         --        1,156      --          --            --         1,156
Stock option cancellations, net of deferred
   stock compensation .........................       --         --      (12,491)   12,491        --            --          --
Amortization of deferred stock compensation ...       --         --         --      18,807        --            --        18,807
Net loss ......................................       --         --         --        --          --         (44,228)    (44,228)
Unrealized loss on short-term investments .....       --         --         --        --           (15)         --           (15)
Foreign currency translation ..................       --         --         --        --          (125)         --          (125)
                                                                                                                       ----------
Comprehensive loss ............................       --         --         --        --          --            --       (44,368)
                                                -----------  --------- ---------- ---------   ---------   -----------  ----------
Balances, December 31, 2001 ................... 18,691,723   $    19   $ 105,409  $(12,766)   $     (8)   $  (68,935)  $  23,719
                                                ===========  ========= ========== =========   =========   ===========  ==========


                        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS


                                                      COMBIMATRIX CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)
                                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                           (IN THOUSANDS)
                                                                                                                       INCEPTION
                                                                                                                       (OCTOBER 4,
                                                                                                                         1995) TO
                                                                               YEARS ENDED DECEMBER 31,                DECEMBER 31,
                                                                                 1999          2000         2001          2001
                                                                              ---------     ---------     ---------     ---------
OPERATING ACTIVITIES
Net loss ................................................................     $ (2,520)     $(19,274)     $(44,228)     $(68,935)
Adjustments to reconcile net loss to net cash used in operating activities
   Cumulative effect of accounting change ...............................           --           246            --           246
   Depreciation and amortization ........................................           52           266           955         1,364
   Amortization of deferred stock compensation ..........................           36         9,709        19,963        29,882
   Compensation for common stock purchased below fair market
      value .............................................................           --           286            --           286
   Imputed fees for management services .................................           33            --            --            48
   Write-off of prepaid public offering costs ...........................           --            --         1,353         1,353
   Accretion of discount on short-term investments ......................           --           (29)           --           (29)
   Loss on investment in joint venture ..................................           --             6            54            60
   Loss on disposal of property and equipment ...........................           --            --           123           123
   Minority interest in loss of subsidiary ..............................           --            --           (16)          (16)
   Amortization of discount on note payable and debt issuance
      costs .............................................................          128            --            --           242
   Changes in operating assets and liabilities
   Interest receivable ..................................................           --          (808)          257          (551)
   Accounts receivable and employee advances ............................          (27)           11          (126)         (143)
   Inventory ............................................................           --          (109)         (285)         (464)
   Prepaid expenses and other ...........................................           16           (88)         (111)         (205)
   Deposits and other assets ............................................           --            14           (77)          (94)
   Accounts payable .....................................................          (33)        1,280          (684)          623
   Accrued expenses .....................................................           (2)          550         1,533         2,191
   Payable to Acacia Research Corporation ...............................          (42)           26           (48)           22
   Deferred revenue .....................................................           --            --         5,960         5,960
                                                                              ---------     ---------     ---------     ---------
         Net cash used in operating activities ..........................       (2,359)       (7,914)      (15,377)      (28,037)
                                                                              ---------     ---------     ---------     ---------

INVESTING ACTIVITIES
Purchases of property and equipment .....................................          (88)       (2,004)       (3,778)       (6,128)
Cash from sale of property and equipment ................................           --            --            22            22
Investment in joint venture .............................................           --        (1,000)           --        (1,000)
Purchase of short-term investments ......................................           --       (43,606)      (30,765)      (74,371)
Sale of short-term investments ..........................................           --         3,975        50,354        54,329
                                                                              ---------     ---------     ---------     ---------
         Net cash (used in) provided by investing activities ............          (88)      (42,635)       15,833       (27,148)
                                                                              ---------     ---------     ---------     ---------

FINANCING ACTIVITIES
Prepaid public offering costs ...........................................           --          (918)         (435)       (1,353)
Proceeds from capital lease obligation and notes payable ................           --          --           3,000         4,450
Advances from Acacia Research Corporation ...............................        1,260          --              --         4,508
Repayments to Acacia Research Corporation ...............................       (4,270)         --              --        (4,393)
Repayment of note payable ...............................................          --           --            (221)         (271)
Debt issuance costs .....................................................          --           --              --          (149)
Proceeds from issuances of common stock, net of costs ...................        3,844        53,558           534        59,277
Proceeds from issuance of common stock of subsidiary ....................          --           --           1,109         1,109
                                                                              ---------     ---------     ---------     ---------
         Net cash provided by financing activities ......................          834        52,640         3,987        63,178
                                                                              ---------     ---------     ---------     ---------
Net (decrease) increase in cash and cash equivalents ....................       (1,613)        2,091         4,443         7,993

Cash and cash equivalents, beginning of period ..........................        3,072         1,459         3,550            --

Effect of exchange rate on cash .........................................           --          --            (125)         (125)
                                                                              ---------     ---------     ---------     ---------
Cash and cash equivalents, end of period ................................     $  1,459      $  3,550      $  7,868      $  7,868
                                                                              =========     =========     =========     =========

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES
Conversion of promissory notes to common stock ..........................     $  1,291      $     --      $     --      $  1,291
Fair value of options and warrants issued for services ..................     $     36      $  1,239      $     --      $  1,486
Fixed assets purchased with accounts payable ............................     $     --      $    917      $   (917)     $     --
Cash paid for interest ..................................................     $     --      $     --      $     42      $     42



                        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

                             COMBIMATRIX CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001

1.       THE COMPANY AND NATURE OF OPERATIONS

         CombiMatrix Corporation (the "Company"), a Delaware corporation, was incorporated on October 4, 1995. The Company is a development stage company engaged in research and development to commercialize its proprietary technology to, among other things, rapidly synthesize or immobilize genetic material, building blocks of proteins or small molecules on a modified semiconductor chip, known as biochips or microarrays.

         As of December 31, 2001, the Company was 57.7% owned by Acacia Research Corporation ("Acacia"), based in Pasadena, California. The Company's financial statements include all charges to reflect its cost of doing business, including allocated expenses from Acacia. These allocated expenses primarily relate to director and officer insurance.

         In May 2001, the Company formed CombiMatrix International Holdings Corporation ("Holdings"), a Delaware corporation and a wholly owned subsidiary of the Company. Additionally, the Company formed CombiMatrix K.K. (the "KK"), a Japanese corporation, which was a wholly owned subsidiary of Holdings at formation. In October 2001, the KK sold 10% of its voting common stock to an unrelated company. The KK, which is based in Tokyo, Japan, will focus on development and licensing opportunities for the Company's microarray technology with pharmaceutical and biotechnology companies in the Asian market.

         Since inception, the Company has been in the development stage and its activities have principally consisted of obtaining financing, recruiting personnel, and conducting research and development. The Company is working on several long-term development projects that involve experimental technology and may require several years and substantial expenditures to complete. No revenues have been recognized to date from the Company's planned principal operations. Management believes that existing cash and cash equivalents and short-term investments are adequate to fund the Company's operations through December 31, 2002. However, the Company's ability to meet its business objectives is dependent upon its ability to raise additional financing, substantiate its technology and ultimately to fund its operations from revenues.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its consolidated subsidiaries in which the Company has a greater than 50% ownership interest. Investments in business entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. All intercompany accounts and transactions have been eliminated.

         FOREIGN CURRENCY TRANSLATION

         The financial statements of the KK, whose functional currency is the Japanese yen, have been translated into U.S. dollars. Accordingly, all assets and liabilities of the KK have been translated at the year-end exchange rate. All revenues and expenses of the KK have been translated at average exchange rates for the period. The resulting translation adjustment has been reported as a component of comprehensive loss.

         CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid investments with purchased maturities of three months or less to be cash and cash equivalents.

         SHORT-TERM INVESTMENTS

         Short-term investments are diversified among high-credit quality securities in accordance with the Company's investment policy. Investments in securities with maturities of less than one year, or for which management's intent is to use the investments to fund current operations, are classified as short-term investments. The Company classifies its securities as available-for-sale, which are reported at fair market value, with the related unrealized gains and losses included as a separate component in stockholders' equity. Realized gains and losses and declines in value of securities judged to be other than temporary are included in other income (expense). The fair value of the Company's investments is based on quoted market prices. The carrying value of those investments approximates their fair value. Realized and unrealized gains and losses are based on the specific identification method.

         The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income (expense). Interest and dividends on all securities are included in interest income.

         CONCENTRATION OF CREDIT RISK

         Cash and cash equivalents are invested in deposits with financial institutions, which may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The recorded amounts of certain financial instruments, including cash and cash equivalents, short-term investments, interest receivable, accounts receivable and employee advances, accounts payable and accrued expenses, approximate fair value due to their relatively short maturities.

         INVENTORY

         Inventory, which consists primarily of raw materials to be used in the production of the Company's microarray products, is stated at the lower of cost or market using the first-in, first-out method.

         PROPERTY AND EQUIPMENT

         Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the depreciable assets, ranging from two to ten years, using the straight-line method. Leasehold improvements are amortized over the shorter of the applicable lease or useful life of the asset. Certain leasehold improvements, furniture and equipment held under capital leases are classified as property and equipment and are amortized over their useful lives using the straight-line method. Lease amortization is included in depreciation expense. Additions and improvements that increase the value or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Disposals are removed at cost less accumulated depreciation or amortization and any gain or loss from disposition is reflected in the statement of operations in the year of disposition.

         PREPAID PUBLIC OFFERING COSTS

         On November 14, 2000, the Company's Board of Directors authorized management to file a registration statement on Form S-1 with the Securities and Exchange Commission ("SEC") relating to an initial public offering of the Company's common stock. The registration statement was filed with the SEC on November 22, 2000. At December 31, 2000, the Company had capitalized $918,000 of prepaid public offering costs. During 2001, the Company capitalized an additional $435,000 of prepaid public offering costs. During the fourth quarter of 2001, management decided to indefinitely delay the Company's initial public offering. As a result, the Company expensed prepaid offering costs totaling approximately $1.35 million during the year ended December 31, 2001. This charge has been included as component of marketing, general and administrative expense.

         IMPAIRMENT OF LONG-LIVED ASSETS

         The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows of the asset to its carrying value. The Company has not recognized any impairment losses through December 31, 2001.

         INCOME TAXES

         The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not the net deferred tax asset will not be recovered.

         REVENUE RECOGNITION

         Revenues from the sale of products and services are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fees are fixed and determinable and collectibility is reasonable assured.

         All of the revenue recognized since inception of the Company has been from government grants and contracts. Revenues from government grants and contracts are recognized as the related services are performed and when the services have been approved by the grantor and collectibility is reasonable assured. Amounts recognized are limited to amounts due from customers based upon the contract or grant terms.

         Revenues from multiple-element arrangements involving license fees, up-front payments and milestone payments, which are received or billable in connection with other rights and services that represent continuing obligations of the Company, are deferred until all of the multiple elements have been delivered or the Company has established objective and verifiable evidence of the fair value of the undelivered elements. Deferred revenue arises from payments received in advance of the culmination of the earnings process. Deferred revenue expected to be recognized within the next twelve months is classified as a current liability.

         SOFTWARE DEVELOPMENT COSTS

         The costs of software developed for use in the Company's products is expensed as incurred until technological feasibility for the software has been established. Software development costs incurred to date have been classified as research and development expenses.

         The costs of software developed or obtained for internal use is expensed as incurred until certain capitalization criteria have been met. Capitalized software development costs are reported as a component of property and equipment. To date, such costs have not been significant.

         RESEARCH AND DEVELOPMENT EXPENSES

         Research and development expenses consist of costs incurred for direct and overhead-related research expenses and are expensed as incurred. Costs to acquire technologies which are utilized in research and development and which have no alternative future use are expensed when incurred. Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain.

         STOCK-BASED COMPENSATION

         The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," as interpreted by Financial Accounting Standards Board Interpretation ("FIN") No. 44 and related interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123,

"Accounting for Stock-Based Compensation." Under APB Opinion No. 25 and related interpretations, compensation expense is based on the difference, if any, between the fair value of the Company's stock and the exercise price of the option as of the date of grant. These differences are deferred and amortized on an accelerated basis over the vesting period of the individual option awards using the amortization method prescribed in FIN No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans."

         The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services" and related interpretations.

         NET LOSS PER SHARE

         Basic and diluted net loss per share have been computed using the weighted-average number of shares of common stock outstanding during the period. The Company has excluded all outstanding options and warrants to purchase common stock from the calculation of diluted net loss per share, as such securities are antidilutive for all periods presented. These antidilutive securities are as follows:

                                                     YEARS ENDED DECEMBER 31,
                                           -------------------------------------
                                              1999          2000          2001
                                            -------      ---------     ---------

              Options................       624,250      4,366,721     3,495,611
              Warrants...............       173,850        172,350        38,050
                                            -------      ---------     ---------

                                            798,100      4,539,071     3,533,661
                                            =======      =========     =========

         COMPREHENSIVE INCOME (LOSS)

         The Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income," which requires the disclosure of comprehensive income
(loss) and its components in a complete set of general-purpose financial statements. Comprehensive income (loss) is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. Other comprehensive income
(loss) consists of unrealized gains and losses on investments and foreign currency translation adjustments.

         SEGMENTS

         The Company has adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Management has determined that the Company operates in one segment.

         USE OF ESTIMATES

         The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and that effect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         CERTAIN RISKS AND UNCERTAINTIES

         The Company is in the development stage and its planned products and services will be concentrated in a highly competitive market that is characterized by rapid technological advances, frequent changes in customer requirements and evolving regulatory requirements and industry standards. Failure to anticipate or respond adequately to technological advances, changes in customer requirements, changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of planned products or services, could have a material adverse effect on the Company's business and operating results.

         RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities," which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and it did not have an impact on the Company's results of operations or financial condition when adopted, as the Company holds no derivative financial instruments and does not currently engage in hedging activities.

         In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminated the pooling-of-interests method of accounting for business combinations. As a result, all business combinations must now be accounted for using the purchase method. The provisions of this statement apply to all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill may no longer be amortized to earnings, but instead must be reviewed for impairment periodically. The Company will be required to comply with the provisions of this statement beginning January 1, 2002. Management does not believe that the adoption of these statements will have a significant impact on the Company's financial position or results of operations.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121. This Statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. This Statement also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a temporarily controlled subsidiary. The adoption date for SFAS No. 144 will be January 1, 2002. Management does not believe the adoption of this pronouncement will have a significant impact on the Company's financial position or results of operations.

         RECLASSIFICATIONS

         Certain prior year amounts have been reclassified to conform to the current year presentation.

3.       SHORT-TERM INVESTMENTS

         Short-term investments consists of the following (in thousands):

                                                                    GROSS             GROSS
                                                 AMORTIZED        UNREALIZED       UNREALIZED           FAIR
                                                   COST             GAINS            LOSSES             VALUE
                                                ----------        ----------       ---------         ----------
At December 31, 2000
    Available-for-sale securities
      Corporate notes and bonds...........      $   37,689        $      125       $        -        $   37,814
      U.S. government securities..........           1,971                 7                -             1,978
                                                ----------        ----------       ---------         ----------

                                                $   39,660        $      132       $        -        $   39,792
                                                ==========        ==========       =========         ==========

                                                                    GROSS             GROSS
                                                 AMORTIZED        UNREALIZED       UNREALIZED           FAIR
                                                   COST             GAINS            LOSSES             VALUE
                                                ----------        ----------       ---------         ----------

At December 31, 2001
    Available-for-sale securities
      Corporate notes and bonds...........      $   14,427        $      172       $     (117)       $   14,482
      U.S. government securities..........           5,643               197             (135)            5,705
                                                ----------        ----------       ---------         ----------

                                                $   20,070        $      369       $     (252)       $   20,187
                                                ==========        ==========       ==========        ==========

         The cost and estimated fair value of the securities, by contractual maturity, consists of the following at December 31, 2001 (in thousands):

                                                      COST           FAIR VALUE
                                                   ----------        ----------

         Due within one year................       $    5,103        $    5,118
         Due after one year.................           14,967            15,069
                                                   ----------        ----------

         Total                                     $   20,070        $   20,187
                                                   ==========        ==========

4.       INVESTMENT IN JOINT VENTURE

         The Company's investment in joint venture consists of an investment in Advanced Material Science, Inc. ("AMS"), which is accounted for under the equity method. AMS was formed in 2000. The Company contributed $1 million for a 33.3% minority interest in AMS, which was diluted to 28.6% during 2001, as discussed below. The remaining portion of AMS is owned by Acacia and other third-party investors. AMS's total assets and liabilities at December 31, 2001 and net loss for the period ended December 31, 2001 were approximately $4.7 million, $24,000 and $176,000, respectively. The Company's share of AMS's losses for the years ending December 31, 2000 and 2001 totaled $6,000 and $53,000, respectively.

         During 2001, AMS sold shares of its common stock to unrelated investors. The per-share price paid for those shares exceeded the price per share paid by the Company. As a result, the Company recorded increases in its investment in AMS and additional paid-in capital totaling approximately $435,000. As of December 31, 2001, the Company owns approximately 28.6% of the outstanding common stock of AMS.

5.       PROPERTY AND EQUIPMENT

         During 2001, the Company entered into a sales and leaseback transaction with a commercial bank. Approximately $3 million of the Company's property and equipment was sold, resulting in a deferred gain of approximately $443,000. The gain was deferred and is being amortized over four years, which is the weighted-average remaining useful life of the leased assets. The deferred gain has been classified as reduction of property and equipment disclosed below. The leased property and equipment and the related obligations qualify for capital lease treatment under SFAS No. 13, "Accounting for Leases." As a result, the full amount of the leased assets and the related obligations are reflected in the Company's consolidated balance sheet at December 31, 2001.

         Property and equipment consist of the following (in thousands):

                                    DECEMBER 31, 2000                        DECEMBER 31, 2001
                             --------------------------------      ---------------------------------
                              OWNED        LEASED      TOTAL        OWNED       LEASED        TOTAL
                             -------      -------     -------      -------      -------      -------
Equipment                    $ 1,225      $  --       $ 1,225      $   844      $ 1,826      $ 2,670
Furniture and fixtures           110         --           110          125           38          163
Computer hardware and
   software                      440         --           440          883          253        1,136
Leasehold improvements            72         --            72          380          883        1,263
Construction-in-progress       1,346         --         1,346           84         --             84
                             -------      -------     -------      -------      -------      -------
                               3,193         --         3,193        2,316        3,000        5,316

Less:  Accumulated
   depreciation and
   amortization                 (336)        --          (336)        (607)        (161)        (768)
                             -------      -------     -------      -------      -------      -------
                             $ 2,857      $  --       $ 2,857      $ 1,709      $ 2,839      $ 4,548
                             =======      =======     =======      =======      =======      =======

         At December 31, 2000 and 2001, accounts payable included approximately $918,000 and $0, respectively, related to the acquisition of property and equipment.

6.       ACCRUED EXPENSES

         Accrued expenses consists of the following (in thousands):

                                                                          DECEMBER 31,
                                                                     2000               2001
                                                                  ---------          ---------
        Salaries, wages and benefits......................        $     454          $   1,312
        Legal expenses....................................              161                415
        Other accrued expenses............................               43                464
                                                                  ---------          ---------

                                                                  $     658          $   2,191
                                                                  =========          =========

7.       LONG-TERM OBLIGATIONS

         NOTE PAYABLE

         In March 1998, the Company issued $1.45 million of convertible promissory notes that were converted to common stock during 1999. The promissory notes had a beneficial conversion feature as defined by EITF Issue No. 98-15 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" with an intrinsic value of $246,000. This amount was measured and recognized during the year ended December 31, 2000 in a manner similar to a cumulative effect of a change in accounting principle. The beneficial conversion feature resulted in $246,000 of expense and a corresponding increase to additional paid-in capital.

         CAPITAL LEASE OBLIGATION

         In September 2001, the Company executed a capital lease obligation with a commercial bank for $3 million, which is collateralized by the property and equipment under lease. The term of the lease is three years, during which the Company must make monthly principal and interest payments of approximately $95,000. The Company is required to maintain certain financial covenants during the term of the lease. As of December 31, 2001, the Company was in compliance with all covenants. At December 31, 2001, the fair value of the Company's capital lease obligation was approximately $2.8 million.

8.       INCOME TAXES

         At December 31, 2001, the Company has net deferred tax assets totaling approximately $20.4 million, which are fully offset by a valuation allowance due to management's determination that the criteria for recognition have not been met.

         At December 31, 2001, the Company had net operating loss carryforwards of approximately $38.1 million, which will begin to expire in 2010 through 2021. Utilization of net operating loss carryforwards is subject to the "change of ownership" provisions under Section 382 of the Internal Revenue Code. The amount of such limitations, if any, has not yet been determined.

         The effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities are as follows (in thousands):

                                                         DECEMBER 31,
                                                   ----------------------
                                                     2000          2001
                                                   --------      --------

          Deferred tax assets
              Net operating loss carryforwards     $  5,012      $ 12,986
              Stock based compensation                2,231         6,260
              Research and development credit
              carryforwards                             273           813
              Other                                      21           369
                                                   --------      --------
                                                      7,537        20,428

          Deferred tax liability
              Depreciation                              (44)          (41)
                                                   --------      --------
                                                      7,493        20,387

          Less:  Valuation allowance                 (7,493)      (20,387)
                                                   --------      --------
          Net deferred taxes                       $   --        $   --
                                                   ========      ========

         The differences between the provision for income taxes and the amount computed by applying the federal statutory income tax rate of 34% to net loss before taxes are as follows (in thousands):

                                                              YEARS ENDED DECEMBER 31,
                                                          1999          2000          2001
                                                       --------      --------      --------
Expected income tax benefit                            $   (857)     $ (6,553)     $(15,038)

Increase (decrease) in income taxes resulting from
    Change in valuation allowance                           896         5,589        12,894
    Research and development credits                        (40)         (155)         (539)
    Non-deductible stock compensation                      --           1,112         2,715
    Other                                                     1             7           (32)
                                                       --------      --------      --------

Actual income tax benefit                              $   --        $   --        $   --
                                                       ========      ========      ========

9.       COLLABORATIVE AND RESEARCH AGREEMENTS

         In July 2001, the Company entered into a non-exclusive worldwide license, supply, research and development agreement with Roche Diagnostics GmbH ("Roche"). Under the terms of the agreement, Roche will purchase, use and resell the Company's microarray and related technologies for rapid production of customizable biochips. Additionally, the Company and Roche will develop a platform technology, providing a range of standardized biochips for use in research applications. The agreement has a 15-year term and provides for minimum payments by Roche to the Company over the first three years, including milestone achievements, payments for products, royalties and research and development projects. For the year ended December 31, 2001, the Company received $5.25 million in milestone payments and product sales, which have been classified as deferred revenue in the accompanying December 31, 2001 consolidated balance sheet.

10.      COMMITMENTS AND CONTINGENCIES

         RESEARCH AND DEVELOPMENT

         In January 2001, the Company entered into a design commitment to develop a next generation microarray. If this design project is completed successfully, the Company will be obligated to a one-year commitment to purchase a specific number of semiconductor wafers at a total cost of $1.1 million.

         In November 2000, the Company entered into a licensing and supply agreement with Acacia to provide commercial active biochips within the field of toxicology to a newly formed affiliate of Acacia. The term of the agreement is for five years. If the Company successfully develops an active biochip for commercial use in the toxicology field, the Company will receive a 10% ownership interest in this newly formed company. The agreement also provides for a one-time licensing fee to use and resell active biochips within the toxicology field of $1 million payable to the Company in four quarterly installments, beginning upon the affiliate's first commercial order of active biochips. The ownership interest and one-time licensing fee will be accounted for as capital contributions.

         HUMAN RESOURCES

         In October 2001, the Company's Board of Directors amended its existing general severance plan for executive officers, which provides that if the Company terminates an executive who is a vice president or higher for other than cause, death or disability, the executive will receive payments equal to three months' base salary and target bonus and other benefits on a bi-weekly basis over a three-month period. If termination occurs as a result of a change in control transaction, these benefits will be extended by three months.

         The Company also offers a general severance plan providing all employees with certain benefits upon their termination of employment due to lack of work. Under this plan, terminated employees will be provided with either four-weeks' notice or four-weeks' salary in lieu of notice, and paid a lump-sum amount based on the employee's length of service, plus accrued benefits. The terminated employees will also be provided continuing medical and dental benefits, as well as continuation of life insurance, for a period ranging from two to 26 weeks subsequent to the date of termination, depending upon the employee's length of service.

         LEASES

         In October 2000, the Company entered into a non-cancelable operating lease for office space. A security deposit in the form of a $783,000 letter of credit was issued November 1, 2000, which was increased to $1.215 million during 2001. The Company's future minimum operating and capital lease payments as of December 31, 2001 are as follows (in thousands):

        YEARS ENDING DECEMBER 31,                              OPERATING        CAPITAL
                                                              -----------     -----------
            2002..........................................    $     1,452     $     1,141
            2003..........................................          1,720           1,141
            2004..........................................          1,650             855
            2005..........................................          1,721               -
            2006..........................................          1,735               -
        Thereafter........................................          3,312               -
                                                              -----------     -----------
                                                              $    11,590           3,137
                                                              ===========
        Less imputed interest at 8.8%.....................                           (358)
                                                                              -----------

        Present value of capital lease obligation.........                          2,779
        Less current portion..............................                           (934)
                                                                              -----------

        Capital lease obligation, net of current portion..                    $     1,845
                                                                              ===========

         Rent expense for the years ended December 31, 1999, 2000 and 2001 was $259,000, $411,000 and $1.45 million, respectively. Rent expense was $2.4 million for the cumulative period from October 4, 1995 (date of inception) to December 31, 2001.

         LITIGATION

         On November 28, 2000, Nanogen, Inc. filed suit against the Company and one of its principal stockholders, executive officers and members of the Company's Board of Directors. The Nanogen suit alleges, among other things, that the Company's issued patent and certain pending patent applications, trade secrets and related technologies were inappropriately obtained by the Company and that Nanogen is the legal owner of the patents, trade secrets and related technologies. The suit seeks, among other things, correction of inventorship on the Company's issued patent, the assignment of rights in the issued patent and pending patent applications to Nanogen, an injunction preventing disclosure of trade secrets, damages for trade secret misappropriation and the imposition of a constructive trust.

         The litigation is in the early stages, and the Company cannot predict its outcome. While the Company believes it has defenses to Nanogen's claims, if Nanogen were to prevail in its suit against the Company and obtain the injunction, monetary and other relief that is being sought, the Company would incur significant financial liabilities which would materially affect the Company's financial condition and operating results, and the Company may be forced to cease operations.

11.      STOCKHOLDERS' EQUITY

         In November 2000, the Board of Directors approved a restated certificate of incorporation, which, among other things, increased the number of authorized shares of common stock to 300 million and the number of authorized shares of preferred stock to 50 million.

         COMMON STOCK

         The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors and do not have cumulative voting rights. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as may be declared by the Board of Directors. Upon liquidation, dissolution or winding up of the Company, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders, after the payment of all debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

         During February 2000, an officer of the Company entered into an employment agreement with the Company. Among other items, the agreement required the officer to purchase 125,000 shares of common stock at $2.00 per share. The shares were purchased in June 2000 resulting in cash proceeds to the Company of $250,000.

         During October 2001, the KK issued 10% of its common stock to an unrelated company for $1.1 million. The per-share price paid for these shares exceeded the price per share paid by Holdings to capitalize the KK. As a result, the Company recognized a change of interest gain of approximately $951,000. The gain has been recorded as an increase to additional paid-in capital.

         PREFERRED STOCK

         The Company's Board of Directors has the authority, without further action by the stockholders, to issue from time to time preferred stock in one or more series and to fix the number of shares, designations, preferences, powers and relative, participating, optional or other special rights and the qualifications or restrictions of the preferred stock. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. There are no shares of preferred stock outstanding.

         WARRANTS

         Pursuant to the issuance of convertible promissory notes in March 1998 as discussed in Note 7, the Company issued warrants to purchase 145,000 shares of its common stock at a price of $2.00 per share. These warrants were exercised in 2000 and 2001, resulting in proceeds to the Company of $33,000 and $257,000, respectively.

         During 2000, the Company issued 31,050 warrants for the purchase of shares of common stock. These warrants, which were issued in connection with the issuance of common stock, were immediately exercisable at prices of $2.20 per share and $5.50 per share. These warrants begin to expire in 2003 through 2010.

         As of December 31, 2000 and 2001, the Company has reserved 172,350 and 38,050 shares of its common stock for the exercise of these warrants.

         STOCK OPTIONS

         In 1996 and 1998, the Company approved the 1996 Stock Option Plan and the 1998 Stock Option Plan (the "Plans") for employees, directors, consultants and independent contractors under which 500,000 and 5 million shares, respectively, of common stock were reserved. Pursuant to the Plans, either the Board of Directors or the Compensation Committee has the authority to grant nonqualified and incentive stock options and to establish the vesting period, exercise price and expiration period of the awards. Options generally vest over a four-year period and expire 10 years from the date of grant. Certain options have been granted that are immediately exercisable, subject to the Company's right of repurchase, which expires over a four-year period.

         In November 2000, the Board of Directors and Acacia, as the Company's majority stockholder, approved the 2000 Stock Awards Plan and ceased issuance of additional options under the Plans. This new plan provides for the award of incentive or non-qualified stock options, restricted stock awards, stock appreciation rights, performance awards and phantom stock awards. At December 31, 2001, 1,850,919 shares of common stock were available for grant under the 2000 Stock Awards Plan.

         In February 2001, the Board of Directors and the stockholders approved the 2001 Employee Stock Purchase Plan. Eligible employees can contribute up to 10% of their base compensation to purchase shares of the Company's common stock at a discount of up to 15% of the fair value of the common stock. This plan provides for the purchase of up to a maximum of 20,000 shares, and any shares purchased under this plan reduce the number of shares available under the 2000 Stock Awards Plan. No shares have been purchased under this plan.

         During 2000, the Company issued 25,000 stock options to an employee of Acacia. The options have an exercise price of $9.00 and vest monthly over two years. The Company has accounted for the grant of these options in accordance with the provisions SFAS No. 123. The fair value of these option grants was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions; no dividend yield, a risk-free interest rate of 5.81%, volatility of 75% and an expected option term of 10 years. The fair value of these options totaling $1.15 million was recorded as a dividend to Acacia, with an offset to additional paid-in capital at the date of grant. These options expire in 2010.

         Option activity for the period from inception (October 4, 1995) to December 31, 2001 is as follows:

                                                                 OPTIONS OUTSTANDING
                                             ----------------------------------------------------------
                                                                                              WEIGHTED-
                                                SHARES                        EXERCISE        AVERAGE
                                              AVAILABLE       NUMBER OF      PRICE PER        EXERCISE
                                              FOR GRANT        SHARES          SHARE            PRICE
                                             ----------      ----------      -----------      --------
        Shares reserved..................       500,000               -           -               -
        Options granted in 1996..........       (41,000)         41,000      $1.00-$1.50         $1.49
                                             -----------     -----------

        Balances, December 31, 1996......       459,000          41,000      $1.00-$1.50         $1.49

        Options granted .................      (181,250)        181,250      $1.00-$2.00         $1.46
        Options exercised ...............             -         (25,000)        $1.00            $1.00
                                             -----------     -----------

        Balances, December 31, 1997......       277,750         197,250      $1.00-$2.00         $1.53

        Additional shares reserved  .....     2,500,000               -           -               -
                                             -----------     -----------

        Balances, December 31, 1998......     2,777,750         197,250      $1.00-$2.00         $1.53

        Options granted .................      (427,000)        427,000         $2.00            $2.00
                                             -----------     -----------

        Balances, December 31, 1999......     2,350,750         624,250      $1.00-$2.00         $1.85

        Additional shares reserved.......     2,500,000               -           -               -
        Options granted .................    (3,837,500)      3,837,500      $2.00-$24.00        $7.05
        Options exercised ...............             -          (8,750)        $2.00            $2.00
        Options cancelled ...............        86,279         (86,279)     $1.00-$5.00         $3.29
                                             -----------     -----------

        Balances, December 31, 2000......     1,099,529       4,366,721      $1.00-$24.00        $6.39

        Options granted .................      (816,000)        816,000     $12.00-$24.00       $18.27
        Options exercised ...............             -        (119,720)     $1.00-$9.00         $2.18
        Options cancelled ...............     1,567,390      (1,567,390)     $1.50-$9.00         $7.59
                                             -----------     -----------

        Balances, December 31, 2001......     1,850,919       3,495,611      $1.00-$24.00        $8.75
                                             ===========     ===========

         The following table summarizes information about options outstanding at December 31, 2001:

                                        OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                           ---------------------------------------------      -------------------------
                                              WEIGHTED-
                                               AVERAGE         WEIGHTED-                      WEIGHTED-
                                              REMAINING         AVERAGE                        AVERAGE
            RANGE OF          NUMBER         CONTRACTUAL       EXERCISE         NUMBER        EXERCISE
         EXERCISE PRICES   OUTSTANDING     LIFE (IN YEARS)       PRICE        OF SHARES         PRICE
         ---------------   -----------     ---------------       -----        ---------         -----
          $1.00-$2.00         643,673            5.1              $1.89          523,088         $1.86
          $5.00-$6.50       1,094,233            9.1              $9.96          710,465         $9.06
          $9.00-$12.00      1,218,216            9.1              $9.96          379,193         $9.06
         $18.00-$24.00        539,489            9.1             $21.73          147,143        $21.15
                            ---------                                          ---------
                            3,495,611            8.1                           1,759,889         $6.30
                            =========                                          =========


         At December 31, 1997, 1998, 1999, 2000 and 2001, options for 52,750;
111,121; 269,963; 889,531 and 1,759,889 shares were exercisable with a weighted-average exercise price of $1.56; $1.56; $2.35; $3.21 and $6.30 per share, respectively.

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions; no dividend yield, risk-free interest rates ranging from 3.18% to 6.48%, volatility of 0% for grants prior to the Company's initial public filing on November 22, 2000 and 75% subsequent to the initial public filing, and an expected option term of four years.

         Had the Company applied the provisions of SFAS No. 123 to all stock option grants, the Company's net losses and net losses per share would have been increased to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                                                              INCEPTION
                                                                                             (OCTOBER 4,
                                                       YEARS ENDED DECEMBER 31,                1995) TO
                                               --------------------------------------        DECEMBER 31,
                                                 1999            2000            2001           2001
                                               -------         --------       --------        --------
        Net loss
            As reported..................      $(2,520)        $(19,274)      $(44,228)       $(68,935)
                                               -------         --------       --------        --------
            Pro forma....................      $(2,547)        $(20,555)      $(48,912)       $(74,949)
                                               -------         --------       --------        --------
        Net loss per share, basic and
        diluted
            As reported..................       $(0.29)         $(1.26)        $(2.37)
                                                ------          ------         ------
            Pro forma....................       $(0.29)         $(1.35)        $(2.62)
                                                ------          ------         ------


         The weighted-average fair values and weighted-average exercise prices per share at the date of grant for options granted were as follows:

                                                                     YEARS ENDED DECEMBER 31,
                                                               --------------------------------------
                                                                 1999          2000            2001
                                                               --------      ---------      ---------
          Weighted-average fair value of options
          granted with exercise prices
          equal to the fair value of the stock at the date
          of grant                                             $   0.42      $     --       $   11.61

          Weighted-average exercise price of options
          granted with exercise prices
          equal to the fair value of the stock at
          the date of grant                                    $   2.00      $     --       $   16.75

          Weighted-average fair value of options
          granted with exercise prices less
          than the fair value of the stock at the date
          of grant                                             $    --       $   16.73      $   20.68

          Weighted-average exercise price of options
          granted with exercise prices
          less than the fair value of the stock at
          the date of grant                                    $    --       $    7.18      $   24.00

          Weighted-average fair value of options
          granted with exercise prices
          greater than the market value of the stock at
          the date of grant                                    $    --       $    0.75      $    --

          Weighted-average exercise price of options
          granted with exercise prices
          greater than the market value of the
          stock at the date of grant                           $    --       $    5.36      $    --

         DEFERRED STOCK COMPENSATION

         During the years ended December 31, 2000 and 2001, in connection with the granting of stock options to employees and members of the Board of Directors at exercise prices below fair market value, the Company recorded deferred compensation aggregating $52.5 million and $729,000, respectively, which is being amortized over an accelerated vesting period as prescribed by FIN No. 28. Amortization expense associated with deferred stock compensation totaled approximately $9.7 million and $18.8 million for the years ended December 31, 2000 and 2001, respectively. As a result of stock option cancellations and forfeitures during 2001, deferred stock compensation and amortization of deferred stock compensation were reduced by approximately $13.3 million and $4.7 million, respectively. The impact of stock option cancellations and forfeitures to deferred stock compensation and amortization of deferred stock compensation prior to 2001 were not significant.

         Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. The fair value of these stock options granted during 2000 was calculated using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following assumptions:

        Risk free interest rate                     5.04% to 6.52%
        Expected life (in years)                          10
        Dividend yield                                    -
        Expected volatility                              75%

         In connection with the grant of stock options to non-employees, the Company recognized deferred stock-based compensation of approximately $1.2 million during the year ended December 31, 2000. There were no stock options granted to non-employees during 2001.

12.      RETIREMENT SAVINGS PLAN

         The Company has an employee savings and retirement plan under section 401(k) of the Internal Revenue Code. The Plan is a defined contribution plan in which eligible employees may elect to have a percentage of their compensation contributed to the Plan, subject to certain guidelines issued by the Internal Revenue Service. The Company may contribute to the Plan at the discretion of the Board of Directors. There were no contributions made by the Company during the years ended December 31, 1999, 2000 and 2001.

13.      RELATED PARTIES

         Acacia, the majority stockholder of the Company, has the sole discretion to determine the timing, structure and terms of any divestiture of its shares in the Company other than a divestiture pursuant to a merger or other transaction requiring approval of the Company's Board of Directors.

         At December 31, 2001, Acacia owned a controlling interest in the Company's outstanding common stock. As a result, Acacia controls substantially all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and exercises significant influence over matters requiring director approval. Acacia has advised the Company that it intends to retain a majority position in the Company.

         Since inception, officers or directors of Acacia have represented a majority of the members of the Company's Board of Directors. Additionally, officers or directors of Acacia have served from time to time as the acting Chief Executive Officer of the Company. Until August 1, 2000, Acacia maintained the Company's accounting records. In addition, Acacia provided administrative, human resources, insurance, legal and the other services to the Company. These services were provided by Acacia at no cost to the Company through December 31, 1999. Prior to 2000, fees for management services have been imputed and recorded with corresponding credits to additional paid-in capital. During the years ended December 31, 1999, 2000 and 2001, and from inception (October 4, 1995) to December 31, 2001, the Company incurred $62,000, $133,000, $165,000 and
$375,000, respectively, related to management fees and insurance allocations. The allocation of expenses was based on the number of Acacia personnel who dedicated time to the Company.

         In November 2000, the Company entered into an exclusive license and development agreement with Acacia for the use and development of the Company's technology by AMS in the field of material sciences. The principal terms include an exclusive license to AMS and customary royalty arrangement on the net sales generated by AMS. The initial term of this agreement is 20 years.

         In November 2000, the Company entered into a one-year consulting agreement with Acacia. Under this agreement, Acacia, as an independent contractor, supplied members of its staff to assist the Company in various business, research, analysis, development and general technical matters. Acacia charged the Company for these services based upon each staff member's monthly salary and the portion of time spent each month on the Company's business matters and reasonable expenses.

         Since inception, Acacia has also made interest-free advances to the Company. At December 31, 2000 and 2001, the Company owed Acacia $70,000 and $22,000, respectively.

         Management of the Company owns shares of common stock of Acacia and options to purchase Acacia shares. The Acacia options were granted at the fair value at the date of grant.

14.      SUBSEQUENT EVENT

         On April 25, 2002, CombiMatrix Corporation purchased Acacia Research Corporation's interest in Advanced Material Sciences, Inc., a development stage company that holds the exclusive license for CombiMatrix Corporation's biological array processor technology in certain fields of material science. CombiMatrix Corporation issued 180,982 shares of its common stock in exchange for Acacia Research Corporation's 58% interest in Advanced Material Sciences, Inc. CombiMatrix Corporation currently owns 87% of Advanced Material Sciences and the remaining interests are owned by unaffiliated entities.

                            ACACIA TECHNOLOGIES GROUP

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Acacia Research Corporation

         In our opinion, the accompanying balance sheets and the related statements of operations, division equity and cash flows present fairly, in all material respects, the financial position of the Acacia Technologies group (a division of Acacia Research Corporation as described in Note 1) at December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Acacia Research Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         As more fully described in Note 1 to the financial statements, Acacia Technologies group is a division of Acacia Research Corporation; accordingly, the financial statements of Acacia Technologies group should be read in conjunction with the consolidated financial statements of Acacia Research Corporation.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
May 2, 2002

                               ACACIA TECHNOLOGIES GROUP
                       A DIVISION OF ACACIA RESEARCH CORPORATION
                                     BALANCE SHEETS
                            AS OF DECEMBER 31, 2001 AND 2000
                                     (IN THOUSANDS)

                            ASSETS
                                                                  2001           2000
                                                                -------        -------
CURRENT ASSETS:
    Cash and cash equivalents.................................  $46,859        $29,605
    Short-term investments....................................    4,372           --
    Prepaid expenses, other receivables and other assets......      800            323
                                                                -------        -------

         Total current assets.................................   52,031         29,928

Property and equipment, net of accumulated depreciation.......      358            871

Receivable from CombiMatrix group.............................       30            107
Investment in affiliate, at equity............................     --              346
Investment in affiliate, at cost..............................    3,000          3,000
Patents, net of accumulated amortization......................    5,554          2,215
Goodwill, net of accumulated amortization.....................    1,776            426
Other assets..................................................      177            169
                                                                -------        -------

                                                                $62,926        $37,062
                                                                =======        =======

               LIABILITIES AND DIVISION EQUITY

CURRENT LIABILITIES:

    Accounts payable, accrued expenses and other..............  $ 2,925        $ 5,075
    Deferred revenues.........................................    1,500           --
                                                                -------        -------
         Total current liabilities............................    4,425          5,075

Deferred income taxes.........................................    1,298           --
                                                                -------        -------


         Total liabilities....................................    5,723          5,075

COMMITMENTS AND CONTINGENCIES (NOTE 8)

MINORITY INTERESTS............................................    2,194          2,012

DIVISION EQUITY...............................................   55,009         29,975
                                                                -------        -------

                                                                $62,926        $37,062
                                                                =======        =======

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                                        ACACIA TECHNOLOGIES GROUP
                                A DIVISION OF ACACIA RESEARCH CORPORATION
                                        STATEMENTS OF OPERATIONS
                          FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                             (IN THOUSANDS)

                                                                    2001          2000          1999
                                                                  ---------     ---------     ---------
REVENUES:
    License fee income ......................................     $ 24,180      $   --        $   --
    Other income ............................................         --              40           122
                                                                  ---------     ---------     ---------

         Total revenues .....................................       24,180            40           122
                                                                  ---------     ---------     ---------

OPERATING EXPENSES:
    Research and development expenses .......................         --              52          --
    Marketing, general and administrative expenses (including
       stock compensation charges of $856, $709 and
       $110 in 2001, 2000 and 1999, respectively) ...........        5,258         8,983         3,198
    Legal expenses ..........................................       11,572           984           287
    Amortization of patents .................................        1,492         1,611         1,592
    Loss on disposal of subsidiaries ........................         --           1,016          --
                                                                  ---------     ---------     ---------

         Total operating expenses ...........................       18,322        12,646         5,077
                                                                  ---------     ---------     ---------

    Operating income (loss) .................................        5,858       (12,606)       (4,955)
                                                                  ---------     ---------     ---------

OTHER INCOME (EXPENSE):
    Write-off of equity investments .........................         --          (2,603)         --
    Interest income .........................................        1,642         1,424           286
    Realized gains on short-term investments ................          350          --            --
    Unrealized gains on short-term investments ..............          237          --            --
    Equity in losses of affiliates ..........................         (195)       (1,746)       (1,121)
    Other income ............................................           78            27            17
                                                                  ---------     ---------     ---------

         Total other income (expense) .......................        2,112        (2,898)         (818)
                                                                  ---------     ---------     ---------

    Income (loss) from continuing operations before
       income taxes and minority interests ..................        7,970       (15,504)       (5,773)

    Provision for income taxes ..............................         (935)           (6)          (18)
                                                                  ---------     ---------     ---------

    Income (loss) from continuing operations before minority
       interests ............................................        7,035       (15,510)       (5,791)

    Minority interests ......................................       (1,277)          866           (27)
                                                                  ---------     ---------     ---------

    Income (loss) from continuing operations ................        5,758       (14,644)       (5,818)
    Discontinued operations
      Loss from discontinued operations of Soundbreak.com ...         --          (7,443)         (776)
      Estimated loss on disposal of Soundbreak.com ..........         --          (2,111)         --
                                                                  ---------     ---------     ---------

Division net income (loss) ..................................     $  5,758      $(24,198)     $ (6,594)
                                                                  =========     =========     =========

                THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                              ACACIA TECHNOLOGIES GROUP
                     (A DIVISION OF ACACIA RESEARCH CORPORATION)
                            STATEMENTS OF DIVISION EQUITY
                FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                   (IN THOUSANDS)


Balance at December 31, 1998.......................................    $     18,845

Net assets attributed to the Acacia Technologies group.............          32,241
Division net loss..................................................          (6,594)
                                                                       -------------

Balance at December 31, 1999.......................................          44,492

Net assets attributed to the Acacia Technologies group.............           9,681
Division net loss..................................................         (24,198)
                                                                       -------------

Balance at December 31, 2000.......................................          29,975

Net assets attributed to the Acacia Technologies group.............          19,276
Division net income................................................           5,758
                                                                       -------------

Balance at December 31, 2001.......................................    $     55,009
                                                                       =============

      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                                            ACACIA TECHNOLOGIES GROUP
                                    A DIVISION OF ACACIA RESEARCH CORPORATION
                                             STATEMENTS OF CASH FLOWS
                               FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                                  (IN THOUSANDS)

                                                                              2001           2000          1999
                                                                            ---------     ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Division net income (loss) from continuing operations: ................     $  5,758      $(14,644)     $ (5,818)
Adjustments to reconcile division net income (loss) from continuing operations to net cash used in operating activities:
    Depreciation and amortization .....................................        1,710         1,751         1,688
    Equity in losses of affiliates ....................................          195         1,746         1,121
    Compensation expense relating to stock options and warrants .......          856           709           110
    Minority interests ................................................        1,277          (866)           27
    Deferred tax benefit ..............................................          (27)           (2)         --
    Write-off of other assets .........................................         --           2,603          --
    Net purchases of trading securities ...............................       (4,135)         --            --
    Unrealized gain on short-term investments .........................         (237)         --            --
    Other .............................................................           39           399           101

Changes in assets and liabilities:
    Prepaid expenses, other receivables and other assets ..............         (455)       (1,040)          234
    Accounts payable, accrued expenses and other liabilities ..........          310           149           492
    Deferred revenues .................................................        1,500          --            --
                                                                            ---------     ---------     ---------

    Net cash provided by (used in) operating activities of continuing
    operations ........................................................        6,791        (9,195)       (2,045)
    Net cash used in operating activities of discontinued operations ..       (2,182)      (16,600)       (1,420)
                                                                            ---------     ---------     ---------
    Net cash provided by (used in) operating activities ...............        4,609       (25,795)       (3,465)
                                                                            ---------     ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Deposit on investments ............................................         --            --          (3,000)
    Withdrawal from partnership .......................................         --            --           1,710
    Capital contribution to equity investments ........................         --           1,000          --
    Purchase of additional equity in consolidated subsidiaries ........       (3,304)         (970)       (2,387)
    Purchase of property and equipment ................................          (19)         (472)         (153)
    Purchase of short-term investment .................................      (25,921)         --            --
    Sale of short-term investment .....................................       25,921          --            --
    Purchase of common stock from minority stockholders of subsidiaries       (2,550)         --            --
    Other .............................................................         --             (54)          (83)
                                                                            ---------     ---------     ---------

    Net cash used in investing activities from continuing operations ..       (5,873)         (496)       (3,913)
    Net cash used in investing activities from discontinued operations          (145)       (1,173)         (649)
                                                                            ---------     ---------     ---------
    Net cash used in investing activities .............................       (6,018)       (1,669)       (4,562)
                                                                            ---------     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net cash attributed to Acacia Technologies group ..................       18,663        20,897        39,763
                                                                            ---------     ---------     ---------

Increase (decrease) in cash and cash equivalents ......................       17,254        (6,567)       31,736
Cash and cash equivalents, beginning ..................................       29,605        36,172         4,436
                                                                            ---------     ---------     ---------
Cash and cash equivalents, ending .....................................     $ 46,859      $ 29,605      $ 36,172
                                                                            =========     =========     =========


                    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                            ACACIA TECHNOLOGIES GROUP
                    A DIVISION OF ACACIA RESEARCH CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF BUSINESS

         Acacia Research Corporation's continuing operations are comprised of two separate divisions: the Acacia Technologies group and the CombiMatrix group ("groups").

         The Acacia Technologies group is primarily comprised of Acacia Research Corporation's interests in two wholly-owned media technologies subsidiaries: (1) Soundview Technologies, Inc., a Delaware corporation and (2) Acacia Media Technologies Corporation, a Delaware corporation, and also includes all corporate assets, liabilities, and related transactions of Acacia Research Corporation attributed to the Acacia Technologies group.

         The Acacia Technologies group's media technology businesses own intellectual property related to the telecommunications field, including a television blanking system, also known as the "V-chip," which it licenses to television manufacturers and a worldwide portfolio of pioneering patents relating to audio and video transmission and receiving systems, commonly known as audio-on-demand and video-on-demand, used for distributing content via various methods including computer networks, cable television systems and direct broadcasting satellite systems. Acacia Technologies group is responsible for the development, licensing and protection of its intellectual property and proprietary technologies. Acacia Technologies group continues to pursue both licensing and strategic business alliances with companies in the technologies industry.

         In January 2001, Acacia Research Corporation completed an institutional private equity financing raising gross proceeds of $19.0 million ($17.8 million, net of issuance costs) through the issuance of 1,107,274 units. Proceeds from this equity financing were attributed to Acacia Technologies group.

         In the third quarter of 2000, Acacia Research Corporation completed a private offering of 861,638 units at $27.50 per unit for gross proceeds of approximately $23.7 million ($22.3 million, net of issuance costs). Proceeds from this equity financing were attributed to Acacia Technologies group.

         In the fourth quarter of 1999, Acacia Research Corporation completed an institutional private equity financing raising gross proceeds of $21.0 million ($19.0 million, net of issuance costs) through the issuance of 974,771 units, consisting of one share of Acacia Research Corporation's common stock and one-half of a common stock purchase warrant. During the first quarter of 2000, Acacia Research Corporation issued a 30-day redemption notice for these warrants. As a result, all of these warrants were exercised prior to the redemption date with Acacia Research Corporation receiving proceeds of approximately $14.8 million. Proceeds from this equity financing were attributed to Acacia Technologies group.

SOUNDVIEW TECHNOLOGIES

         In June 2001, Acacia Research Corporation's ownership interest in Soundview Technologies, Incorporated ("Soundview Technologies") increased from 67% to 100%, following Soundview Technologies' completion of a stock repurchase transaction with its former minority stockholders. Soundview Technologies repurchased the stock of its former minority stockholders in exchange for a cash payment and the grant to such stockholders of the right to receive 26% of future net revenues generated by Soundview Technologies' current patent portfolio, which includes its V-chip patent. As of December 31, 2001, total consideration paid combined with amounts accrued pursuant to the stock repurchase agreements totaled $2,767,000.

         During 2001, Soundview Technologies executed separate settlement and/or license agreements with Samsung Electronics, Hitachi America, Ltd., LG Electronics, Inc., Funai Electric Co. Ltd., Daewoo Electronics Corporation of America, Sanyo Manufacturing Corporation, Thomson Multimedia, Inc., JVC Americas Corporation, Matsushita Electric Industrial Co., Ltd. and Orion Electric Co., Ltd. In addition, Soundview Technologies settled its lawsuits with Pioneer Electronics (USA) Incorporated, an affiliate of Pioneer Corporation, and received payments from Philips Electronics pursuant to a settlement and license agreement signed in December 2000. Certain of these license agreements constitute settlements of patent infringement litigation brought by Soundview Technologies. As of December 31, 2001, Soundview Technologies received license fee payments totaling $25,630,000 from the settlement and license agreements and have granted non-exclusive, retroactive and future licenses of Soundview Technologies' U.S. Patent No. 4,554,584 to the respective television manufacturers. Certain of the settlement and license agreements provide for future royalty payments to Soundview Technologies. The Acacia Technologies group received and recognized as revenue $2,390,000, $10,000,000, $10,740,000 and
$1,000,000 of the license fee payments during the first, second, third and fourth quarters of 2001, respectively. License fee payments received during 2001 totaling $1,500,000 are included in deferred revenues pursuant to the terms of the respective agreements.

         In the second quarter of 2000, Soundview Technologies announced that it filed a federal patent infringement and antitrust lawsuit against Sony Corporation of America, Philips Electronics North America Corporation, the Consumer Electronics Manufacturers Association and the Electronics Industries Alliance d/b/a Consumer Electronics Association. In its lawsuit, Soundview Technologies alleged that Sony and Philips Television sets fitted with "V-chips" infringe Soundview Technologies' patent and that the Consumer Electronics Manufacturers Association had induced infringement of the patent.

ACACIA MEDIA TECHNOLOGIES

         In November 2001, Acacia Research Corporation increased its ownership interest in Acacia Media Technologies Corporation ("Acacia Media Technologies"), formerly Greenwich Information Technologies LLC ("Greenwich"), from 33% to 100% through the purchase of the ownership interest of the former limited liability company's other member. In December 2001, Acacia Research Corporation converted Greenwich from a limited liability company to a corporation and changed its name to Acacia Media Technologies.

         Acacia Media Technologies owns a worldwide portfolio of pioneering patents relating to audio and video transmission and receiving systems, commonly known as audio-on-demand and video-on-demand, used for distributing content via various methods including computer networks, cable television systems and direct broadcasting satellite systems.

OTHER

         The Acacia Technologies group includes the assets and liabilities of Soundbreak.com, a 66.9% held subsidiary of Acacia Research Corporation which ceased operations as of February 15, 2001. Accordingly, the Acacia Technologies group has reported the results of operations and the estimated loss on disposal of Soundbreak.com as results of discontinued operations in the 2000 and 1999 statements of operations.

         The Acacia Technologies group conducts a portion of its investing activity through a limited partnership, of which a wholly-owned subsidiary of Acacia Research Corporation is the general partner. As a result of the significant control that Acacia Research Corporation exercises over the limited partnership, the assets and liabilites and results of operations have been consolidated by Acacia Research Corporation at December 31, 2001. The assets, liabilities and results of operations of the limited partnership, which includes certain health sciences securities, have been attribted to the Acacia Technologies group. Subsequent to December 31, 2001, the limited partnership traded in certain derivative financial instruments which to date have not been significant.

THE PROPOSED TRANSACTION

         On March 20, 2002, Acacia Research Corporation's Board of Directors (the "Board") approved a plan that would create two new classes of common stock called Acacia Research Corporation - CombiMatrix common stock ("AR-CombiMatrix stock") and Acacia Research Corporation - Acacia Technologies common stock ("AR-Acacia Technologies stock") (the "Recapitalization Proposal"). AR-CombiMatrix stock is intended to reflect separately the performance of the CombiMatrix group. AR-Acacia Technologies stock is intended to reflect separately the performance of Acacia Research Corporation's media technology business. Each share of existing Acacia Research Corporation common stock would be converted into approximately 0.5585 of a share of AR-CombiMatrix stock and one share of AR-Acacia Technologies stock. Acacia Research Corporation intends to list the AR-CombiMatrix stock and the AR-Acacia Technologies stock on the NASDAQ National Market System under the symbols "CBMX" and "ACTG", respectively.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION. AR-Acacia Technologies stock is intended to reflect the separate performance of the respective division of Acacia Research Corporation. The Acacia Technologies group is not a separate legal entity. Holders of AR-Acacia Technologies stock will be stockholders of Acacia Research Corporation. As a result, holders of AR-Acacia Technologies stock will continue to be subject to all of the risks of an investment in Acacia Research Corporation and all of its businesses, assets and liabilities. The assets Acacia Research Corporation attributes to Acacia Technologies could be subject to the liabilities of the CombiMatrix group.

         The Acacia Technologies group financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, and taken together with the CombiMatrix group financial statements, comprise all the accounts included in the corresponding consolidated financial statements of Acacia Research Corporation. The financial statements of Acacia Technologies group reflect the financial condition, results of operations, and cash flows of the businesses included therein. The financial statements of the Acacia Technologies group include the accounts or assets of Acacia Research Corporation specifically attributed to the Acacia Technologies group and were prepared using amounts included in Acacia Research Corporation's consolidated financial statements.

         Minority interests represents participation of other stockholders in the net equity and in the division earnings and losses of the Acacia Technologies group and is reflected in the caption "Minority interests" in the Acacia Technologies group financial statements. Minority interests adjust the Acacia Technologies group's share of the division's earnings or loss of non-wholly owned subsidiaries.

         Financial effects arising from one group that affect Acacia Research Corporation's results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other group and the market price of the class of common stock relating to the other group. Any division net losses of the CombiMatrix group or the Acacia Technologies group and dividends or distributions on, or repurchases of, AR-CombiMatrix stock or AR-Acacia Technologies stock or repurchases of preferred stock of Acacia Research Corporation will reduce the assets of Acacia Research Corporation legally available for payment of dividends on AR-CombiMatrix stock or AR-Acacia Technologies stock.

         MANAGEMENT ALLOCATION POLICIES. The management and allocation policies applicable to the preparation of the financial statements of the CombiMatrix group and the Acacia Technologies group may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the Board at any time without approval of the stockholders. The Acacia Technologies group financial statements reflect the application of the management and allocation policies adopted by the Board to various corporate activities, as described below. The Acacia Technologies group financial statements should be read in conjunction with the Acacia Research Corporation consolidated financial statements and related notes.

         TREASURY AND CASH MANAGEMENT POLICIES. Acacia Research Corporation will manage most treasury and cash management activities on a de-centralized basis, with each separate group separately managing its own treasury activities. Pursuant to treasury and cash management policies adopted by the Board, after the date on which AR-CombiMatrix stock and AR-Acacia Technologies stock is first issued, the following will apply:

         o Acacia Research Corporation will attribute each future issuance of AR-Acacia Technologies stock (and the proceeds thereof) to the Acacia Technologies group and will attribute each future issuance of AR-CombiMatrix stock (and the proceeds thereof) to the CombiMatrix group;

         o Acacia Research Corporation will attribute each future incurrence or issuance of external debt or preferred stock (and the proceeds thereof) between the Acacia Research Corporation or entirely to one group as determined by the Board, based on the extent to which Acacia Research Corporation incurs or issues the debt or preferred stock for the benefit of the CombiMatrix group or the Acacia Technologies group;

         o Dividends on AR-Acacia Technologies stock will be charged against the Acacia Technologies group, and dividends on AR-CombiMatrix stock will be charged against the CombiMatrix group;

         o Repurchases of AR-Acacia Technologies stock will be charged against the Acacia Technologies group and repurchases of AR-CombiMatrix stock will be charged against the CombiMatrix group;

         o As of immediately prior to the first issuance of AR-CombiMatrix stock and AR-Acacia Technologies stock, the CombiMatrix group and the Acacia Technologies group shall be deemed to be allocated the cash and cash equivalents held by the respective groups as of that date;

         o Acacia Research Corporation will account for any cash transfers from Acacia Research Corporation to or for the account of a group, from a group to or for the account of Acacia Research Corporation, or from one group to or for the account of the other group (other than transfers in return for assets or services rendered) as short-term loans unless (A) the Board determines that a given transfer (or type of transfer) should be accounted for as a long-term loan, (B) the Board determines that a given transfer (or type of transfer) should be accounted for as a capital contribution or (iii) the Board determines that a given transfer (or type of transfer) should be accounted for as a return of capital. There are no specific criteria to determine when Acacia Research Corporation will account for a cash transfer as a long-term loan, a capital contribution or a return of capital rather than an inter-group revolving credit advance; provided, however, that cash advances from Acacia Research Corporation to the Acacia Technologies group or to the CombiMatrix group up to $25 million on a cumulative basis shall be accounted for as short-term or long-term loans at interest rates at which Acacia Research Corporation could borrow such funds and shall not be accounted for as a capital contribution. The Board will make such a determination in the exercise of its business judgment at the time of such transfer based upon all relevant circumstances. Factors the Board may consider include, without limitation, the current and projected capital structure of each group; the financing needs and objectives of the recipient group; the availability, cost and time associated with alternative financing sources; and prevailing interest rates and general economic conditions; and

         o Any cash transfers accounted for as short-term loans will bear interest at the rate at which Acacia Research Corporation could borrow such funds. In addition, any cash transfers accounted for as a long-term loan will have interest rates, amortization, maturity, redemption and other terms that reflect the then-prevailing terms on which Acacia Research Corporation could borrow such funds.

         CORPORATE GENERAL AND ADMINISTRATIVE SERVICES AND FACILITIES. Acacia Research Corporation allocates the cost of corporate general and administrative services and facilities between the groups generally based upon utilization. Where determinations based on utilization alone are impracticable, Acacia Research Corporation will use other methods and criteria that management believes to be equitable and to provide a reasonable estimate of the cost attributable to each group. Except as otherwise determined by management, the allocated costs of providing such services and facilities include, without limitation, all costs and expenses of personnel employed in connection with such services and facilities, including, without limitation, all direct costs of such personnel, such as payroll, payroll taxes and fringe benefit costs (calculated at the appropriate annual composite rate therefor) and all overhead costs and expenses directly related to such personnel and the services or facilities provided by them. In addition, allocated costs include all materials used in connection with such services or facilities, billed at their net cost to the provider of the services or facilities plus all overhead costs and expenses related to such materials.

         Except as may otherwise be specifically provided pursuant to the terms of any agreements among Acacia Research Corporation and the groups or any resolutions of the Board, the corporate general and administrative services and facilities to be allocated between the groups include, without limitation, legal services, accounting services (tax and financial), insurance and deductibles payable in connection therewith, employee benefit plans and administration thereof, investor relations, stockholder services, and services relating to the Board. Included in the marketing, general and administrative expenses of the Acacia Technologies group are allocated corporate charges of $4.6 million, $7.7 million and $3.1 million relating to the periods ending December 31, 2001, 2000 and 1999, respectively.

         ALLOCATION OF FEDERAL AND STATE INCOME TAXES. Acacia Research Corporation determines its federal income taxes and the federal income taxes of its subsidiaries that own assets allocated between the groups on a consolidated basis. Acacia Research Corporation allocates consolidated federal income tax provisions and related tax payments or refunds between the Acacia Technologies group and the CombiMatrix group based principally on the taxable income and tax credits directly attributable to each group. Such allocations reflect each group's contribution, whether positive or negative, to Acacia Research Corporation's consolidated federal taxable income and consolidated federal tax liability and tax credit position. Acacia Research Corporation will credit tax benefits that cannot be used by the group generating those benefits but can be used on a consolidated basis to the group that generated such benefits. Inter-group transactions will be treated as taxed as if each group was a stand-alone company.

         Depending on the tax laws of the respective jurisdictions, state and local income taxes are calculated on either a consolidated or combined basis between the groups based on their respective contribution to such consolidated or combined state taxable incomes. State and local income tax provisions and related tax payments or refunds which are determined on a separate corporation basis will be allocated between the groups in a manner designed to reflect the respective contributions of the groups to Acacia Research Corporation's separate or local taxable income.

         REVENUE RECOGNITION. The Acacia Technologies group recognizes revenue in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"). License fee income is recognized as revenue when (i) persuasive evidence of an arrangement exists, (ii) all obligations have been performed pursuant to the terms of the license agreement, (iii) amounts are fixed or determinable and (iv) collectibility of amounts is reasonably assured.

         Deferred revenue arises from payments received in advance of the culmination of the earnings process. Deferred revenue expected to be recognized within the next twelve months is classified as a current liability. At December 31, 2001, the Acacia Technologies group recorded $1.5 million as deferred revenues related to payments received under multiple-element arrangements and other advances, which will be recognized as revenue in future periods when the applicable revenue recognition criteria as described above are met. Direct costs related to the deferred revenues totaling $0.7 million have been deferred at December 31, 2001 and will be charged to income when the related revenues are recognized.

         CASH AND CASH EQUIVALENTS. The Acacia Technologies group considers all highly liquid, short-term investments with original maturities of three months or less when purchased to be cash equivalents.

         SHORT-TERM INVESTMENTS. The Acacia Technologies group's short-term investments are held in a variety of interest bearing instruments including high-grade corporate bonds, commercial paper, money market accounts and other marketable securities. Investments in securities with maturities of greater than three months and less than one year are classified as short-term investments. Investments are classified into categories in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Certain of the Acacia Technologies group's investments are classified as trading securities, which are reported at fair value. Realized and unrealized gains and losses in the value of trading securities are included in division net income (loss) in the statements of operations. At December 31, 2001, short-term investments consist of trading securities with a fair value of $4.4 million.

         The fair value of the Acacia Technologies group's investments is primarily determined by quoted market prices. Realized and unrealized gains and losses are recorded based on the specific identification method. For investments classified as available-for-sale, unrealized losses that are other than temporary are recognized in division net income (loss).

         CONCENTRATION OF CREDIT RISKS. Cash and cash equivalents are invested in deposits with certain financial institutions and may, at times, exceed federally insured limits. The Acacia Technologies group' has not experienced any losses on its deposits of cash and cash equivalents.

         PROPERTY AND EQUIPMENT. Property and equipment are recorded at cost. Major additions and improvements are capitalized. When these assets are sold or otherwise disposed of, the asset and related depreciation are relieved, and any gain or loss is included in income for the period of sale or disposal. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, ranging from three to ten years.

         ORGANIZATION COSTS. Costs of start-up activities, including organization costs, are expensed as incurred.

         PATENTS AND GOODWILL. Patents, once issued, and goodwill are amortized on the straight-line method over their estimated remaining useful lives, ranging from three to twenty years. Amortization charged to operations relating to goodwill amounted to $215,000, $478,000 and $434,000 at December 31, 2001, 2000
and 1999, respectively. Accumulated amortization of goodwill amounted to $2,258,000 and $1,363,000 at December 31, 2001 and 2000, respectively.
Amortization charged to operations relating to patents amounted to $1,277,000, $1,159,000 and $1,157,000 at December 31, 2001, 2000 and 1999, respectively.
Accumulated amortization of patents amounted to $5,144,000 and $3,868,000 at December 31, 2001 and 2000, respectively.

         IMPAIRMENT OF LONG-LIVED ASSETS. Long-lived assets and intangible assets are reviewed for potential impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows.

         FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying value of cash and cash equivalents, other receivables, accounts payable and accrued expenses approximate fair value due to their short-term maturity. The fair values of investments are primarily determined by quoted market prices.

         STOCK-BASED COMPENSATION. Compensation cost of stock options issued to employees is accounted for in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations. Compensation cost attributable to such options is recognized based on the difference, if any, between the closing market price of the stock on the date of grant and the exercise price of the option. Compensation cost is deferred and amortized on an accelerated basis over the vesting period of the individual option awards using the amortization method prescribed in Financial Accounting Standards Board ("FASB") Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" ("FIN No. 28"). The Acacia Technologies group' has adopted the disclosure only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" with respect to options issued to employees. Compensation cost of stock options and warrants issued to non-employee service providers is accounted for under the fair value method required by SFAS No. 123 and related interpretations.

         SEGMENTS. The Acacia Technologies group follows SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Management has determined that the group operates in one segment.

         USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

         LOSS PER SHARE. Historical per share information is omitted from the Acacia Technologies group statements of operations because AR-Acacia Technologies stock was not part of the capital structure of Acacia Research Corporation for the periods presented. Following implementation of the Recapitalization Proposal, earnings per share for AR-CombiMatrix stock and AR-Acacia Technologies stock will be computed using the two-class method in accordance with SFAS No. 128 "Earnings per Share," in the Acacia Research Corporation consolidated financial statements.

         RECENT ACCOUNTING PRONOUNCEMENTS. In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires that the purchase method be used for all business combinations initiated after June 30, 2001 and that certain intangible assets acquired in a business combination be recognized apart from goodwill. The adoption of SFAS No. 141 did not have a material effect on the Acacia Technologies group's combined results of operations or financial position.

         SFAS No. 142 requires goodwill to be tested for impairment under certain circumstances, and written off when determined to be impaired, rather than being amortized as previous standards required. The Acacia Technologies group adopted SFAS No. 142 effective January 1, 2002. The Acacia Technologies group has recorded approximately $215,000 of goodwill amortization during 2001 and nil in 2000 and 1999. As a result of SFAS No. 142, the Acacia Technologies group will no longer amortize goodwill. In lieu of amortization, the Acacia Technologies group is required to perform an initial impairment review of the Acacia Technologies group's goodwill in 2002 and an annual impairment review thereafter. The Acacia Technologies group expects to complete its initial review during the second quarter of 2002. The Acacia Technologies group currently does not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. SFAS No. 144 also amends ARB No. 51, "Consolidated

Financial Statements," to eliminate the exception to consolidation for a temporarily controlled subsidiary. SFAS No. 144 requires long-lived assets to be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In conjunction with such tests, it may be necessary to review depreciation estimates and methods as required by APB Opinion No. 20, "Accounting Changes," or the amortization period as required by SFAS No. 142. The Acacia Technologies group adopted SFAS No. 144 effective January 1, 2002. Management is currently assessing the impact of SFAS No. 144 on the Acacia Technologies group financial position and results of operations.

3.       PROPERTY AND EQUIPMENT

         Property and equipment consists of the following at December 31, 2001 and 2000:

                                                                   2001              2000
                                                               -----------       -----------
Furniture and fixtures....................................     $   320,000       $   440,000
Computer hardware and software............................         320,000           670,000
Leasehold improvements....................................         185,000           156,000
                                                               -----------       -----------
                                                                   825,000         1,266,000
Less:  accumulated depreciation...........................        (467,000)         (395,000)
                                                               -----------       -----------
                                                               $   358,000       $   871,000
                                                               ===========       ===========

         Depreciation expense was $218,000, $206,000 and $148,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

4.       ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER

         Accounts payable, accrued expenses and other consists of the following at December 31, 2001 and December 31, 2000:

                                                                  2001             2000
                                                             ------------     ------------
          Accounts payable .............................     $    210,000     $     61,000
          Payroll, vacation and other employee benefits           415,000          257,000
          Accrued liabilities of discontinued operations        1,342,000        3,599,000
          Taxes payable ................................          356,000             --
          Accrued stockholder redemption payments ......          217,000             --
          Other accrued liabilities ....................          385,000        1,158,000
                                                             ------------     ------------
                                                             $  2,925,000     $  5,075,000
                                                             ============     ============

5.       INVESTMENTS IN AFFILIATES

         In the first quarter of 2000, Acacia Research Corporation acquired a 7.6% interest in Advanced Data Exchange for $3.0 million out of a $17.3 million private placement of "non-voting" Series B preferred stock. Advanced Data Exchange is a corporation engaged in business-to-business Internet exchange transactions that allow mid-sized companies to exchange purchase orders, purchase order acknowledgments, advance ship notices, invoices and other business documents over the Internet with supply chain partners and emerging digital marketplaces. Subsequent to an additional $30.0 million equity financing completed in the second quarter of 2000, Acacia Research Corporation currently owns a 4.9% interest in Advanced Data Exchange and has no board of directors representation. Acacia Research Corporation does not have the ability to control decision making at Advanced Data Exchange.

         In the fourth quarter of 2000, the Acacia Technologies group recorded $1,016,000 in write-offs of early stage investments. In addition, the Acacia Technologies group recorded $2,603,000 in write-offs of certain equity investments.

6.       PROVISIONS FOR INCOME TAXES

         Acacia Technologies group's allocated provision (benefit) for income taxes consists of the following:

                                                    2001           2000          1999
                                                 ----------     ----------    ----------
Current:
         U.S. Federal tax...................     $ 776,000      $   3,000     $  12,000
         State taxes .......................       183,000          3,000         6,000
                                                 ----------     ----------    ----------
                                                   959,000          6,000        18,000
                                                 ----------     ----------    ----------
Deferred:
         U.S. Federal tax...................       (24,000)          --            --
         State taxes .......................          --             --            --
                                                 ----------     ----------    ----------
                                                   (24,000)          --            --
                                                 ----------     ----------    ----------
                                                 $ 935,000      $   6,000     $  18,000
                                                 ==========     ==========    ==========

         The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred assets and liabilities consist of the following at December 31, 2001 and 2000:

                                                                  2001                 2000
                                                              -------------        -------------
          Basis of investments in affiliates .........        $ 16,920,000         $  9,362,000
          Intangibles ................................          (1,298,000)                --
          Depreciation and amortization ..............              37,000              (74,000)
          Stock compensation .........................             733,000              507,000
          Accrued liabilities ........................             545,000              711,000
          Net operating loss carryforwards and credits          11,222,000           21,623,000
                                                              -------------        -------------
                                                                28,159,000           32,129,000
          Less:  valuation allowance .................         (29,457,000)         (32,129,000)
                                                              -------------        -------------
                                                              $ (1,298,000)        $       --
                                                              =============        =============

         At December 31, 2001, Acacia Technologies group had U.S. Federal and California state income tax net operating loss carry forwards ("NOLs") of approximately $29,680,000 and $16,531,000, expiring between 2002 and 2021. In addition, the Company had tax credit carryforwards of approximately $102,000.

         As of December 31, 2001, the aggregate tax NOLs at other non-consolidating subsidiaries are $46,399,000 and $8,999,000 for federal and state income tax purposes, respectively, expiring between 2001 and 2021. The other non-consolidating subsidiaries have tax credit carryforwards of approximately $27,000. However, the use of these NOLs and tax credits are limited to the separate earnings of the respective subsidiaries. In addition, ownership changes may also restrict the use of NOLs and tax credits.

7.       DISCONTINUED OPERATIONS

         On February 13, 2001, the board of directors of Soundbreak.com Incorporated ("Soundbreak.com"), a majority-owned subsidiary of Acacia Research Corporation, resolved to cease operations as of February 15, 2001 and liquidate the remaining assets and liabilities of the subsidiary. Accordingly, Acacia Technologies group has reported the results of operations and the estimated loss on disposal of Soundbreak.com as discontinued operations in the 2000 statements of operations.

         Following is summary financial information for the discontinued operations:

                                                                       2000                 1999
                                                                   -------------        -------------
Net sales .................................................        $       4,000        $           -
                                                                   =============        =============
Loss from discontinued operations:
    Before minority interests .............................        $  16,437,000        $   1,784,000
    Minority interests ....................................           (8,994,000)          (1,008,000)
                                                                   -------------        -------------
    Net....................................................        $   7,443,000        $     776,000
                                                                   =============        =============
Estimated loss on disposal:
    Before minority interests .............................        $   5,066,000        $           -
    Minority interests.....................................           (2,955,000)                   -
                                                                   -------------        -------------
    Net ...................................................        $   2,111,000        $           -
                                                                   =============        =============

         Discontinued operations did not have an impact on the December 31, 2001 Acacia Technologies group statement of operations.

         The assets and liabilities of the discontinued operations at December 31, 2001 consist primarily of $4,014,000 of cash and cash equivalents and $1,342,000 of accounts payable and accrued expenses.

         The assets and liabilities of the discontinued operations at December 31, 2000 primarily consist of $6,620,000 of cash and cash equivalents, $10,000 of management fees and other receivables, $74,000 of prepaid expenses, $164,000 of other assets, $207,000 in property and equipment and $3,599,000 of accounts payable and accrued expenses.

8.       COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

         Acacia Technologies group leases certain office furniture and equipment and office space under various operating lease agreements expiring over the next 2 years. Minimum annual rental commitments for Acacia Technologies group operating leases of continuing operations having initial or remaining non-cancelable lease terms in excess of one year are as follows:

          Year
          ----

          2002 ...................................        $190,000
          2003 ...................................         174,000
                                                          ---------
          Total minimum lease payments............        $364,000
                                                          =========

         Rent expense of continuing operations for the years ended December 31, 2001, 2000 and 1999 approximated $529,000, $621,000 and $172,000, respectively.

LITIGATION

         Acacia Technologies group is subject to other claims and legal actions that arise in the ordinary course of business. Management believes that the ultimate liability with respect to these claims and legal actions, if any, will not have a material effect on the Acacia Technologies group's financial position, results of operations or cash flows. However, the Acacia Technologies group could be subject to claims and legal actions relating to the CombiMatrix group.

9.       SUBSEQUENT EVENTS

         In February 2002, in conjunction with the relocation of Acacia Research Corporation's corporate headquarters, Acacia Research Corporation entered into a non-cancelable lease agreement to lease approximately 7,143 square feet of office space in Newport Beach, California through February 2007. Minimum annual rental commitments under this operating lease are $255,000 in 2002; $286,000 in 2003; $295,000 in 2004; $303,000 in 2005; $312,000 in 2006; and $39,000,
thereafter. Such operating lease expense will be allocated to the groups.

         In March 2002, Board has approved the 2002 AR-CombiMatrix Stock Incentive Plan (the "CombiMatrix Plan") and the 2002 AR-Acacia Technologies Stock Incentive Plan (the "Acacia Technologies Plan"), subject to stockholder approval. The CombiMatrix Plan authorizes grants of stock options, stock awards and performance shares with respect to the AR-CombiMatrix stock. The Acacia Technologies Plan authorizes grants of stock options, stock awards and performance shares with respect to the AR-Acacia Technologies stock. It is intended, that certain directors, officers and key employees of Acacia Research Corporation with responsibilities involving both the CombiMatrix group and the Acacia Technologies group and certain key employees of each group may be granted awards under both incentive plans in a manner which reflects their responsibilities. The Board believes that permitting incentive awards to be made to participants with respect to the class of common stock which reflects the performance of the Acacia Technologies group's business in which the participants work and, in certain cases the other group, is in the best interest of Acacia and its stockholders.

         If the recapitalization is implemented, each outstanding stock option under Acacia Research Corporation's existing stock option plans will be converted into separately exercisable options to acquire approximately 0.5585 of a share of AR-CombiMatrix stock and one share of AR-Acacia Technologies stock. The exercise price for the resulting AR-Acacia Technologies stock options and AR-CombiMatrix stock options will be calculated by multiplying the exercise price under such existing stock option by a fraction, the numerator of which is the opening price of the applicable class of common stock underlying such option on the first date such stocks are traded after the recapitalization, and the denominator of which is the sum of such prices for the AR-CombiMatrix stock and the AR-Acacia Technologies stock.

         If the recapitalization is implemented, warrants to purchase shares of existing common stock will become exercisable for a number of shares of AR-CombiMatrix stock and a number of shares of AR-Acacia Technologies stock equal to the numbers of shares which the holder of such warrant would receive in the recapitalization had such warrant been exercised immediately prior to the recapitalization. The warrants will not be separately exercisable into solely AR-CombiMatrix stock or solely AR-Acacia Technologies stock. The exercise price and expiration date of each warrant will not be affected by the recapitalization.


10.      SUPPLEMENTAL CASH FLOW INFORMATION

                                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                                           ----------------------------------------
                                                                             2001             2000            1999
                                                                           --------        --------        --------
Supplemental disclosures of cash flow information:
    Cash paid for income taxes ....................................        $   597         $     -         $     7

Supplemental schedule of non-cash investing and financing activities:
    Liabilities assumed in acquisition of minority ownership interest
      in subsidiary................................................            200               -               -
    Accrued payments for purchase of common stock from former
      minority stockholders of subsidiary.........................             217               -               -

                                COMBIMATRIX GROUP

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Acacia Research Corporation

         In our opinion, the accompanying balance sheets and the related statements of operations, division equity and cash flows present fairly, in all material respects, the financial position of the CombiMatrix group (a development stage division of Acacia Research Corporation as described in Note
1) at December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 and the period from inception (October 4, 1995) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Acacia Research Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         As discussed in Note 2 to the financial statements, effective January 1, 2001, Acacia Research Corporation changed its balance sheet classification for accrued subsidiary employee stock-based compensation charges, resulting in no cumulative effect on income.

         As discussed in Note 2 to the financial statements, effective October 1, 2000, Acacia Research Corporation adopted Emerging Issues Task Force Consensus on Issue No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments," resulting in a charge of $246,000 in the year ended December 31, 2000 for cumulative effect of change in accounting principle due to beneficial conversion feature of debt.

         As more fully described in Note 1 to the financial statements, CombiMatrix group is a division of Acacia Research Corporation; accordingly, the financial statements of the CombiMatrix group should be read in conjunction with the consolidated financial statements of Acacia Research Corporation.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
May 2, 2002

                                COMBIMATRIX GROUP
           A DEVELOPMENT STAGE DIVISION OF ACACIA RESEARCH CORPORATION
                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 2001 AND 2000
                                 (IN THOUSANDS)

                             ASSETS
                                                                2001       2000
                                                              -------    -------
CURRENT ASSETS:

    Cash and cash equivalents .............................   $12,592    $ 6,558
    Short-term investments ................................    20,738     40,600
    Prepaid expenses, other receivables and other assets ..       813      1,147
                                                              -------    -------

         Total current assets .............................    34,143     48,305

Property and equipment, net of accumulated depreciation and
   amortization ...........................................     4,548      2,857

Patents, net of accumulated amortization ..................     6,301      6,823
Goodwill, net of accumulated amortization .................     2,850      3,478
Other assets ..............................................       121         98
                                                              -------    -------

                                                              $47,963    $61,561
                                                              =======    =======

                 LIABILITIES AND DIVISION EQUITY

CURRENT LIABILITIES:

    Accounts payable, accrued expenses and other ..........   $ 2,831    $ 2,879
    Current portion of deferred revenues ..................     5,588       --
    Current portion of capital lease obligation ...........       934       --
    Accrued stock compensation ............................      --       10,205
                                                              -------    -------

         Total current liabilities ........................     9,353     13,084
                                                              -------    -------

Payable to Acacia Technologies group ......................        30        107
Deferred income taxes .....................................     2,531      2,689
Deferred revenues, net of current portion .................       372       --
Capital lease obligation, net of current portion ..........     1,845       --
                                                              -------    -------

         Total liabilities ................................    14,131     15,880


COMMITMENTS AND CONTINGENCIES (NOTE 8)

MINORITY INTERESTS ........................................    30,109     15,512

DIVISION EQUITY ...........................................     3,723     30,169
                                                              -------    -------

                                                              $47,963    $61,561
                                                              =======    =======

      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                                                COMBIMATRIX GROUP
                           A DEVELOPMENT STAGE DIVISION OF ACACIA RESEARCH CORPORATION
                                            STATEMENTS OF OPERATIONS
                                FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999
                                     AND FROM INCEPTION TO DECEMBER 31, 2001
                                                 (IN THOUSANDS)

                                                                                                   FOR THE PERIOD
                                                                                                   FROM INCEPTION
                                                                                                  (OCTOBER 4, 1995)
                                                                                                   TO DECEMBER 31,
                                                     2001             2000             1999             2001
                                                   ---------        ---------        ---------        ---------
REVENUES:
    Grant and contract revenues ...........        $    456         $     17         $    144         $    616
                                                   ---------        ---------        ---------        ---------

OPERATING EXPENSES:
    Research and development expenses
      (including stock compensation
      charges of $7,183 and $3,397 in 2001
      and 2000, respectively) .............          18,839           11,813            1,826           36,060
    Marketing, general and administrative
      expenses (including stock
      compensation charges of $12,780,
      $6,598 and $36 in 2001, 2000 and
      1999, respectively) .................          29,471           12,121              913           39,373
    Amortization of patents and goodwill ..           1,203              641               31            4,179
                                                   ---------        ---------        ---------        ---------

         Total operating expenses .........          49,513           24,575            2,770           79,612
                                                   ---------        ---------        ---------        ---------

    Operating loss ........................         (49,057)         (24,558)          (2,626)         (78,996)
                                                   ---------        ---------        ---------        ---------

OTHER INCOME (EXPENSE):
    Interest income .......................           2,120            1,661               43            3,926
    Interest expense ......................             (65)            --               (264)            (453)
    Other income ..........................            --               --                 (3)              15
                                                   ---------        ---------        ---------        ---------

         Total other income (expense) .....           2,055            1,661             (224)           3,488
                                                   ---------        ---------        ---------        ---------

    Loss from operations before income
      taxes and minority interests ........         (47,002)         (22,897)          (2,850)         (75,508)

    Benefit (provision) for income taxes ..             155               79               (2)             234
                                                   ---------        ---------        ---------        ---------

    Loss from operations before minority
      interests ...........................         (46,847)         (22,818)          (2,852)         (75,274)

    Minority interests ....................          18,817            8,300            1,248           28,991
                                                   ---------        ---------        ---------        ---------

    Loss from operations before cumulative
      effect of change in accounting
      principle ...........................         (28,030)         (14,518)          (1,604)         (46,283)

    Cumulative effect of change in
      accounting principle due to
      beneficial conversion feature of debt            --               (246)            --               (246)
                                                   ---------        ---------        ---------        ---------

    Division net loss .....................        $(28,030)        $(14,764)        $ (1,604)        $(46,529)
                                                   =========        =========        =========        =========

                    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                                             COMBIMATRIX GROUP
                        A DEVELOPMENT STAGE DIVISION OF ACACIA RESEARCH CORPORATION
                                        STATEMENTS OF DIVISION EQUITY
                            FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                  AND FROM INCEPTION TO DECEMBER 31, 2001
                                               (IN THOUSANDS)



Balances at inception (October 4, 1995)...............................................        $         --

     Net assets attributed to the CombiMatrix group...................................               2,263
     Division net loss................................................................              (2,131)

Balance at December 31, 1998..........................................................        $        132
                                                                                              -------------

     Net assets attributed to the CombiMatrix group...................................               2,342
     Division net loss................................................................              (1,604)
                                                                                              -------------

Balance at December 31, 1999..........................................................                 870
                                                                                              -------------

     Net assets attributed to the CombiMatrix group...................................              44,063
     Division net loss................................................................             (14,764)
                                                                                              -------------

Balance at December 31, 2000..........................................................              30,169

     Net assets attributed to the CombiMatrix group...................................               1,584
     Division net loss................................................................             (28,030)
                                                                                              -------------

Balance at December 31, 2001..........................................................        $      3,723
                                                                                              =============



                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                                                         COMBIMATRIX GROUP
                                    A DEVELOPMENT STAGE DIVISION OF ACACIA RESEARCH CORPORATION
                                                     STATEMENTS OF CASH FLOWS
                                         FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999
                                               AND FROM INCEPTION TO DECEMBER 31, 2001
                                                          (IN THOUSANDS)

                                                                                                                    FOR THE PERIOD
                                                                                                                    FROM INCEPTION
                                                                                                                   (OCTOBER 4, 1995)
                                                                                                                     TO DECEMBER 31,
                                                                         2001              2000             1999          2001
                                                                       ---------        ---------        ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Division net loss from continuing operations: ....................     $(28,030)        $(14,518)        $ (1,604)      $(46,283)
Adjustments to reconcile division net loss to net cash used in operating activities:
    Depreciation and amortization ................................        2,159              906               83          3,239
    Compensation expense relating to stock options and warrants ..       19,963            9,995               36         30,204
    Charge for acquired in-process research and development ......         --              2,508             --            2,508
    Minority interests ...........................................      (18,817)          (8,300)          (1,248)       (28,991)
    Deferred tax benefit .........................................         (155)             (79)            --             (234)
    Write-off of other assets ....................................          918             --               --             --
    Other ........................................................          315             (103)             150            299
Changes in assets and liabilities, net of effects of acquisitions:
    Prepaid expenses, other receivables and other assets .........         (258)            (989)             (11)        (1,382)
    Accounts payable, accrued expenses and other liabilities .....          775            1,891              (77)         2,845
    Deferred revenues ............................................        5,960             --               --            5,960
                                                                       ---------        ---------        ---------      ---------

    Net cash used in operating activities of continuing operations      (17,170)          (8,689)          (2,671)       (31,835)
                                                                       ---------        ---------        ---------      ---------



CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment ...........................       (3,756)          (2,004)             (88)        (6,106)
    Proceeds from sale and leaseback arrangement .................        3,000             --               --            4,450
    Purchase of short-term investment ............................      (30,765)         (44,606)            --          (75,371)
    Sale of short-term investment ................................       50,354            3,975             --           54,329
                                                                       ---------        ---------        ---------      ---------

    Net cash provided by (used in) investing activities ..........       18,833          (42,635)             (88)       (22,698)
                                                                       ---------        ---------        ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Cash attributed to CombiMatrix group .........................        4,496           56,423            1,146         67,250
                                                                       ---------        ---------        ---------      ---------

Increase (decrease) in cash and cash equivalents .................        6,159            5,099           (1,613)        12,717
Cash and cash equivalents, beginning .............................        6,558            1,459            3,072           --
Effect of exchange rate on cash ..................................         (125)            --               --             (125)
                                                                       ---------        ---------        ---------      ---------
Cash and cash equivalents, ending ................................     $ 12,592         $  6,558         $  1,459        $ 12,592
                                                                       =========        =========        =========       =========

                             THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                                COMBIMATRIX GROUP
           A DEVELOPMENT STAGE DIVISION OF ACACIA RESEARCH CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF BUSINESS

         Acacia Research Corporation is comprised of two separate divisions: the CombiMatrix group and the Acacia Technologies group ("groups").

         The CombiMatrix group, a development stage division of Acacia Research Corporation, is intended to reflect the performance of Acacia Research Corporation's majority-owned subsidiaries, CombiMatrix Corporation and Advanced Material Sciences, Inc. ("Advanced Material Sciences"), and also the assets, liabilities and related transactions of Acacia Research Corporation attributed to the CombiMatrix group. The CombiMatrix group's core technology opportunity in the life sciences sector has been primarily developed through Acacia Research Corporation's majority-owned subsidiary, CombiMatrix Corporation. CombiMatrix Corporation is a life science technology company with a proprietary system for rapid, cost competitive creation of DNA and other compounds on a programmable semiconductor chip (referred to as active biochips or microarrays). This proprietary technology has significant applications relating to genomic and proteomic research. Acacia Research Corporation's majority-owned subsidiary, Advanced Material Sciences, holds the exclusive license for CombiMatrix Corporation's biological array processor technology in certain fields of material sciences.

COMBIMATRIX CORPORATION

         Since inception, CombiMatrix Corporation has been in the development stage and the activities have principally consisted of obtaining financing, recruiting personnel and conducting research and development. CombiMatrix Corporation has several ongoing long-term development projects that involve experimental technology and may require several years and substantial expenditures to complete. No revenues have been recognized to date from the CombiMatrix Corporation's planned principal operations. Management believes that existing cash and cash equivalents and short-term investments are adequate to fund operations through December 31, 2002. However, the ability to meet business objectives is dependent upon CombiMatrix Corporation's ability to raise additional financing, substantiate its technology and ultimately to fund its operations from revenues.

         In May 2001, CombiMatrix Corporation formed CombiMatrix International Holdings Corporation ("Holdings"), a Delaware corporation and a wholly-owned subsidiary of CombiMatrix Corporation. Additionally, CombiMatrix Corporation formed CombiMatrix K.K. ("CombiMatrix KK"), a Japanese corporation, which was a wholly-owned subsidiary of Holdings at formation. In October 2001, the CombiMatrix KK sold 10% of its voting common stock to Marubeni Japan, a leading trading company in Japan. Marubeni Japan made a $1.0 million investment to acquire a 10% minority interest in the joint venture. CombiMatrix KK, which is based in Tokyo, Japan, will focus on development and licensing opportunities for the CombiMatrix Corporation's microarray technology with pharmaceutical and biotechnology companies in the Asian market.

         In the first quarter of 2000, CombiMatrix Corporation completed a private equity financing raising gross proceeds of $17.5 million through the sale of 3,500,000 shares of CombiMatrix Corporation common stock.

         In the third quarter of 2000, Acacia Research Corporation increased its ownership interest in CombiMatrix Corporation from 51.8% to 61.4% by acquiring an additional ownership position from existing stockholders of CombiMatrix Corporation in exchange for 488,557 shares of Acacia Research Corporation's common stock. This purchase was accounted for as a step acquisition. The purchase price of $11.6 million was allocated to the fair value of assets acquired and liabilities assumed, including acquired in-process research and development. The amount attributable to goodwill was $2.9 million, which is amortized using the straight-line method over the estimated remaining useful life of five years. The amount attributable to in-process research and development of $2.5 million was charged to research and development expense in 2000.

         In the third quarter of 2000, CombiMatrix Corporation completed a private equity financing raising gross proceeds of $36.0 million through the sale of 4,000,000 shares of CombiMatrix Corporation common stock.

ADVANCED MATERIAL SCIENCES

         Advanced Material Sciences was formed in November 2000 and holds an exclusive license to CombiMatrix Corporation's biological processor technology within the field of material science. Initial investments for Advanced Material Sciences consisted of $2.0 million from Acacia Research Corporation and $1.0 million from CombiMatrix Corporation. Acacia Research Corporation's effective interest of approximately 75% in Advance Material Sciences has been attributed to the CombiMatrix group.

         In May 2001, Advanced Material Sciences completed a private equity financing raising gross proceeds of $2.0 million through the issuance of 2,000,000 shares of common stock. In conjunction with this transaction, Advanced Material Sciences issued an additional 29,750 shares of common stock, in lieu of cash payments, and warrants to purchase approximately 54,000 shares of common stock, for finders' fees in connection with the private placement. Each common stock purchase warrant entitles the holder to purchase shares of Advanced Material Sciences common stock at a price of $1.10 per share. The value of such warrants is not immaterial.

THE PROPOSED TRANSACTIONS

         On March 20, 2002, Acacia Research's board of directors (the "Board") approved a plan that would create two new classes of common stock called Acacia Research Corporation-CombiMatrix common stock ("AR-CombiMatrix stock") and Acacia Research Corporation-Acacia Technologies common stock ("AR-Acacia Technologies stock") (the "Recapitalization Proposal"). AR-CombiMatrix stock is intended to reflect separately the performance of the CombiMatrix group. AR-Acacia Technologies stock is intended to reflect separately the performance of Acacia Research Corporation's media technology business. Each share of existing Acacia Research Corporation common stock will be converted into approximately 0.5585 of a share of AR-CombiMatrix stock and one share of AR-Acacia Technologies stock. Acacia Research Corporation intends to list the AR-CombiMatrix stock and the AR-Acacia Technologies stock on the NASDAQ National Market under the symbols "CBMX" and "ACTG," respectively.

         The Board also approved an agreement whereby Acacia Research Corporation would acquire the minority stockholder interest in CombiMatrix Corporation. The acquisition would be accomplished through a merger in which the minority stockholders of CombiMatrix Corporation would receive one share of the to be formed AR-CombiMatrix stock in exchange for one share of their existing CombiMatrix Corporation common stock. The acquisition is subject to approval by the stockholders of Acacia Research Corporation.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION. AR-CombiMatrix stock is intended to reflect the separate performance of the respective division of Acacia Research Corporation. The CombiMatrix group is not a separate legal entity. Holders of AR-CombiMatrix stock will be stockholders of Acacia Research Corporation. As a result, holders of AR-CombiMatrix stock will continue to be subject to all of the risks of an investment in Acacia Research Corporation and all of its businesses, assets and liabilities. The assets Acacia Research Corporation attributes to the CombiMatrix group could be subject to the liabilities of the Acacia Technologies group.

         The CombiMatrix group financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, and taken together with the Acacia Technologies group financial statements, comprise all the accounts included in the corresponding consolidated financial statements of Acacia Research Corporation. The financial statements of CombiMatrix group reflect the financial condition, results of operations, and cash flows of the businesses included therein. The financial statements of the CombiMatrix group include the accounts or assets of Acacia Research Corporation specifically attributed to the CombiMatrix group and where prepared using amounts included in Acacia Research Corporation's consolidated financial statements.

         Minority interests represent participation of other stockholders in the net equity and in the division earnings and losses of the CombiMatrix group and is reflected in the caption "Minority interests" in CombiMatrix group's financial statements. Minority interests adjust CombiMatrix group's net results of operations to reflect only CombiMatrix group's share of the division earnings or losses of non-wholly-owned investees.

         Financial effects arising from one group that affect Acacia Research Corporation's results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other group and the market price of the class of common stock relating to the other group. Any division net losses of the CombiMatrix group or the Acacia Technologies group and dividends or distributions on, or repurchases of, AR-CombiMatrix stock or AR-Acacia Technologies stock or repurchases of preferred stock of Acacia Research Corporation will reduce the assets of Acacia Research Corporation legally available for payment of dividends on AR-CombiMatrix stock or AR-Acacia Technologies stock.

         MANAGEMENT ALLOCATION POLICIES. The management and allocation policies applicable to the preparation of the financial statements of the CombiMatrix group and the Acacia Technologies group may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the Board at any time without approval of the stockholders. The CombiMatrix group financial statements reflect the application of the management and allocation policies adopted by the Board to various corporate activities, as described below. The CombiMatrix group financial statements should be read in conjunction with the Acacia Research Corporation consolidated financial statements and related notes.

         TREASURY AND CASH MANAGEMENT POLICIES. Acacia Research Corporation will manage most treasury activities on a de-centralized basis, with each separate group separately managing its own treasury activities. Pursuant to treasury and cash management policies adopted by the Board, after the date on which AR-CombiMatrix stock and AR-Acacia Technologies stock is first issued, the following will apply:

         o Acacia Research Corporation will attribute each future issuance of AR-Acacia Technologies stock (and the proceeds thereof) to the Acacia Technologies group and will attribute each future issuance of AR-CombiMatrix stock (and the proceeds thereof) to the CombiMatrix group;

         o Acacia Research Corporation will attribute each future incurrence or issuance of external debt or preferred stock (and the proceeds thereof) between the groups or entirely to one group as determined by the Board, based on the extent to which Acacia Research Corporation incurs or issues the debt or preferred stock for the benefit of the CombiMatrix group or the Acacia Technologies group;

         o Dividends on AR-Acacia Technologies stock will be charged against the AR-Acacia Technologies group, and dividends on AR-CombiMatrix stock will be charged against the CombiMatrix group;

         o Repurchases of AR-Acacia Technologies stock will be charged against the Acacia Technologies group and Repurchases of AR-CombiMatrix stock will be charged against the CombiMatrix group;

         o As of immediately prior to the first issuance of AR-CombiMatrix stock and AR-Acacia Technologies stock, the CombiMatrix group and the Acacia Technologies group shall be deemed to be allocated the cash and cash equivalents held by the respective groups as of that date;

         o Acacia Research Corporation will account for any cash transfers from Acacia Research Corporation to or for the account of a group, from a group to or for the account of Acacia Research Corporation, or from one group to or for the account of the other group (other than transfers in return for assets or services rendered) as short-term loans unless (A) the Board determines that a given transfer (or type of transfer) should be accounted for as a long-term loan, (B) the Board determines that a given transfer (or type of transfer) should be accounted for as a capital contribution or (iii) the Board determines that a given transfer (or type of transfer) should be accounted for as a return of capital. There are no specific criteria to determine when Acacia Research Corporation will account for a cash transfer as a long-term loan, a capital contribution or a return of capital rather than an inter-group revolving credit advance; provided, however, that cash advances from Acacia Research Corporation to the Acacia Technologies group or to the CombiMatrix group up to $25 million on a cumulative basis shall be accounted for as short-term or long-term loans at interest rates at which Acacia Research Corporation could borrow such funds and shall not be accounted for as a capital contribution. The Board will make such a determination in the exercise of its business judgment at the time of such transfer based upon all relevant circumstances. Factors the Board may consider include, without limitation, the current and projected capital structure of each group; the financing needs and objectives of the recipient group; the availability, cost and time associated with alternative financing sources; and prevailing interest rates and general economic conditions; and

         o Any cash transfers accounted for as short-term loans will bear interest at the rate at which Acacia Research Corporation could borrow such funds. In addition, any cash transfers accounted for as a long-term loan will have interest rates, amortization, maturity, redemption and other terms that reflect the then-prevailing terms on which Acacia Research Corporation could borrow such funds.

         CORPORATE GENERAL AND ADMINISTRATIVE SERVICES AND FACILITIES. Acacia Research Corporation allocates the cost of corporate general and administrative services and facilities between the groups generally based upon utilization. Where determinations based on utilization alone are impracticable, Acacia Research Corporation will use other methods and criteria that management believes to be equitable and to provide a reasonable estimate of the cost attributable to each group. Except as otherwise determined by management, the allocated costs of providing such services and facilities include, without limitation, all costs and expenses of personnel employed in connection with such services and facilities, including, without limitation, all direct costs of such personnel, such as payroll, payroll taxes and fringe benefit costs (calculated at the appropriate annual composite rate therefor) and all overhead costs and expenses directly related to such personnel and the services or facilities provided by them. In addition, allocated costs include all materials used in connection with such services or facilities, billed at their net cost to the provider of the services or facilities plus all overhead costs and expenses related to such materials.

         Except as may otherwise be specifically provided pursuant to the terms of any agreements among Acacia Research Corporation and the groups or any resolutions of the Board, the corporate general and administrative services and facilities to be allocated between the groups include, without limitation, legal services, accounting services (tax and financial), insurance and deductibles payable in connection therewith, employee benefit plans and administration thereof, investor relations, stockholder services, and services relating to the board of directors. Included in marketing, general and administrative expenses of the CombiMatrix group are allocated corporate charges of $1.4 million, $0.9 million and $0.4 million relating to the periods ending December 31, 2001, 2000 and 1999, respectively.

         ALLOCATION OF FEDERAL AND STATE INCOME TAXES. Acacia Research Corporation determines its federal income taxes and the federal income taxes of its subsidiaries that own assets allocated between the groups on a consolidated basis. Acacia Research Corporation allocates consolidated federal income tax provisions and related tax payments or refunds between the Acacia Technologies' group and CombiMatrix group based principally on the taxable income and tax credits directly attributable to each group. Such allocations reflect each group's contribution, whether positive or negative, to Acacia Research Corporation's consolidated federal taxable income and consolidated federal tax liability and tax credit position. Acacia Research Corporation will credit tax benefits that cannot be used by the group generating those benefits but can be used on a consolidated basis to the group that generated such benefits. Inter-group transactions will be treated as taxed as if each group was a stand-alone company.

         Depending on the tax laws of the respective jurisdictions, state and local income taxes are calculated on either a consolidated or combined basis between the groups based on their respective contribution to such consolidated or combined state taxable incomes. State and local income tax provisions and related tax payments or refunds which are determined on a separate corporation basis will be allocated between the groups in a manner designed to reflect the respective contributions of the groups to Acacia Research Corporation's separate or local taxable income.

         REVENUE RECOGNITION. The CombiMatrix group recognizes revenue in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"). Revenue from government grant and contract activities are recognized as the related services are performed and when the services have been approved by the grantor and collectibility is reasonably assured. Amounts recognized are limited to amounts due from customers based on contract or grant terms.

         Revenue from the sale of products and services is recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fees are fixed and determinable and (iv) collectibility is reasonably assured.

         Revenues from multiple-element arrangements involving license fees, up-front payments and milestone payments, which are received or billable by the CombiMatrix group in connection with other rights and services that represent continuing obligations, are deferred until all of the elements have been delivered or until the CombiMatrix group has established objective and verifiable evidence of the fair value of the undelivered elements.

         Deferred revenue arises from payments received in advance of the culmination of the earnings process. Deferred revenue expected to be recognized within the next twelve months is classified as a current liability. At December 31, 2001, the CombiMatrix group recorded $6.0 million as deferred revenues related to payments received under multiple-element arrangements and other advances, which will be recognized as revenue in future periods when the applicable revenue recognition criteria as describe above are met.

         CASH AND CASH EQUIVALENTS. The CombiMatrix group considers all highly liquid, short-term investments with original maturities of three months or less when purchased to be cash equivalents.

         SHORT-TERM INVESTMENTS. Short-term investments are diversified among high-credit quality securities in accordance with the Acacia Research's investment policy. Investments in securities with maturities of greater than three months and less than one year are classified as short-term investments. Investments are classified into categories in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Investments are classified as available-for-sale, which are reported at fair value with related unrealized gains and losses in the value of such securities recorded as a separate component of comprehensive income (loss) in CombiMatrix group division equity until realized.

         The fair value of our investments is determined by quoted market prices. Realized and unrealized gains and losses are recorded based on the specific identification method. For investments classified as available-for-sale, unrealized losses that are other than temporary are recognized in division net income (loss).

         The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income (expense). Interest and dividends on all securities are included in interest income.

         CONCENTRATION OF CREDIT RISKS. Cash and cash equivalents are invested in deposits with certain financial institutions and may, at times, exceed federally insured limits. The CombiMatrix group has not experienced any losses on its deposits of cash and cash equivalents.

         INVENTORY. Inventory, which consists primarily of raw materials to be used in the production of our microarray products, is stated at the lower of cost or market using the first-in, first-out method.

         PROPERTY AND EQUIPMENT. Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the depreciable assets, ranging from two to ten years, using the straight-line method. Leasehold improvements are amortized over the shorter of the applicable lease or useful life of the asset. Certain leasehold improvements, furniture and equipment held under capital leases are classified as property and equipment and are amortized over their useful lives using the straight-line method. Lease amortization is included in depreciation expense. Additions and improvements that increase the value or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Disposals are removed at cost less accumulated depreciation or amortization and any gain or loss from disposition is reflected in the statement of operations in the year of disposition.

         PREPAID PUBLIC OFFERING COSTS. During 2000, CombiMatrix Corporation capitalized $1,353,000 of costs incurred in connection with the filing of a registration statement with the Securities and Exchange Commission in November 2000. At December 31, 2000, $918,000 of these deferred costs are included in current assets in CombiMatrix group's balance sheet. In 2001, all of these deferred costs were charged to operations and are included as a component of marketing, general and administrative expense.

         ORGANIZATION COSTS. Costs of start-up activities, including organization costs, are expensed as incurred.

         PATENTS AND GOODWILL. Patents, once issued, and goodwill are amortized on the straight-line method over their estimated remaining useful lives, ranging from three to twenty years. Amortization charged to operations relating to goodwill amounted to $862,000, $470,000 and $31,000 at December 31, 2001, 2000
and 1999, respectively and $1,394,000 for the period from inception (October 4, 1995) to December 31, 2001. Accumulated amortization of goodwill amounted to $1,312,000 and $504,000 at December 31, 2001 and 2000, respectively.
Amortization charged to operations relating to patents amounted to $341,000, $170,000 and $0 at December 31, 2001, 2000 and 1999, respectively. Accumulated amortization of patents amounted to $511,000 and $170,000 at December 31, 2001 and 2000, respectively.

         IMPAIRMENT OF LONG-LIVED ASSETS. Long-lived assets and intangible assets are reviewed for potential impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows.

         FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying value of cash and cash equivalents, other receivables, accounts payable, deferred revenues and accrued expenses approximate fair value due to their short-term maturity. The carrying value of the capital lease obligation approximates its fair value based on the current interest rate for similar type of instruments. The fair values of investments are primarily determined by quoted market prices.

         FOREIGN CURRENCY TRANSLATION. The functional currency of CombiMatrix KK foreign entity is the local currency. Foreign currency translation is reported pursuant to SFAS No. 52, "Foreign Currency Translation" ("SFAS No. 52"). Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Translation adjustments resulting from this process are charged or credited to other comprehensive income. Revenue and expenses are translated at average rates of exchange prevailing during the year. Foreign currency transactions gains and losses were insignificant for the years ended December 31, 2001, 2000 and 1999.

         STOCK-BASED COMPENSATION. Compensation cost of stock options issued to employees is accounted for in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations. Compensation cost attributable to such options is recognized based on the difference, if any, between the closing market price of the stock on the date of grant and the exercise price of the option. Compensation cost is deferred and amortized on an accelerated basis over the vesting period of the individual option awards using the amortization method prescribed in Financial Accounting Standards Board ("FASB") Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" ("FIN No. 28"). The CombiMatrix group has adopted the disclosure only requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") with respect to options issued to employees. Compensation cost of stock options and warrants issued to non-employee service providers is accounted for under the fair value method required by SFAS No. 123 and related interpretations.

         RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist of costs incurred for direct and overhead-related research expenses and are expensed as incurred. Costs to acquire technologies which are utilized in research and development and which have no alternative future use are expensed when incurred. Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain. Software developed for use in our products is expensed as incurred until both
(i) technological feasibility for the software has been established and (ii) all research and development activities for the other components of the system have been completed. Management believes these criteria are met after the CombiMatrix group has received evaluations from third-party test sites and completed any resulting modifications to the products. Expenditures to date have been classified as research and development expense.

         ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT. The CombiMatrix group incurred research and development expenses of $18.8 million, $11.8 million and $1.8 million in 2001, 2000, and 1999, respectively, including amounts assigned to acquired in-process technology of $2.5 million in 2000. The value assigned to acquired in-process technology was determined by identifying those acquired specific in-process research and development projects that would be continued and for which (a) technological feasibility had not been established at the acquisition date, (b) there was no alternative future use and (c) the fair value was estimable with reasonable reliability.

         SEGMENTS. The CombiMatrix group follows SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Management has determined that the CombiMatrix group operates in one segment.

         USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

         LOSS PER SHARE. Historical per share information is omitted from the CombiMatrix group statements of operations because AR-CombiMatrix stock was not part of the capital structure of Acacia Research Corporation for the periods presented. Following implementation of the Recapitalization Proposal, earnings per share for AR-CombiMatrix stock and AR-Acacia Technologies stock will be computed using the two-class method in accordance with SFAS No 128, "Earnings per Share", in the Acacia Research Corporation consolidated financial statements.

         ACCOUNTING CHANGES. Effective January 1, 2001, Acacia Research Corporation changed the accounting policy for balance sheet classification of employee stock-based compensation resulting from awards in consolidated subsidiaries. Historically, Acacia Research Corporation's consolidated financial statements have accounted for cumulative earned employee stock-based compensation related to subsidiaries as a liability, under the caption "Accrued stock compensation." Acacia Research Corporation's management believes a change to reflect these cumulative changes as minority interests is preferable as it better reflects the underlying economics of the stock-based compensation transaction. As a result of the change, effective January 1, 2001, minority interests has been increased by $10.2 million, and accrued stock compensation of $10.2 million has been decreased. The change in accounting policy does not affect division of net income.

         During March 1998, CombiMatrix Corporation issued $1,450,000 principal amount of 6% unsecured subordinated convertible promissory notes due in 2001. The notes had a contingent beneficial conversion feature with intrinsic value of $246,000. The CombiMatrix group adopted Emerging Issues Task Force Consensus of Issues No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"), in the fourth quarter of 2000. The adoption of EITF 00-27 resulted in a charge of $246,000 in the year ended December 31, 2000 for the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes."

         CERTAIN RISKS AND UNCERTAINTIES. The CombiMatrix group is in the development stage and its planned products and services will be concentrated in a highly competitive market that is characterized by rapid technological advances, frequent changes in customer requirements and evolving regulatory requirements and industry standards. Failure to anticipate or respond adequately to technological advances, changes in customer requirements, changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of planned products or services, could have a material adverse effect on the Company's business and operating results.

         RECENT ACCOUNTING PRONOUNCEMENTS. In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires that the purchase method be used for all business combinations initiated after June 30, 2001 and that certain intangible assets acquired in a business combination be recognized apart from goodwill. The adoption of SFAS No. 141 did not have a material effect on CombiMatrix group's combined results of operations or financial position.

         SFAS No. 142 requires goodwill to be tested for impairment under certain circumstances, and written off when determined to be impaired, rather than being amortized as previous standards required. The CombiMatrix group adopted SFAS No. 142 effective January 1, 2002. The CombiMatrix group has recorded approximately $862,000, $470,000 and $31,000 of goodwill amortization during 2001, 2000 and 1999, respectively and $1,394,000 for the period from inception (October 4, 1995) through December 31, 2001. As a result of SFAS No. 142, the CombiMatrix group will no longer amortize goodwill. In lieu of amortization, the CombiMatrix group is required to perform an initial impairment review of goodwill in 2002 and an annual impairment review thereafter. The CombiMatrix group expects to complete its initial review during the second quarter of 2002. The CombiMatrix group currently does not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. SFAS No. 144 also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a temporarily controlled subsidiary. SFAS No. 144 requires long-lived assets to be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In conjunction with such tests, it may be necessary to review depreciation estimates and methods as required by APB Opinion No. 20, "Accounting Changes," or the amortization period as required by SFAS No. 142. Management is currently assessing the impact of SFAS NO. 144 on the CombiMatrix group financial position and results of operations.

3.       SHORT-TERM INVESTMENTS

         Short-term investments consists of the following at December 31, 2001 and 2000:

                                                     AMORTIZED          FAIR
2001                                                   COST            VALUE
                                                   ------------     ------------

Available-for-sale-securities:
    Corporate bonds and notes ..............       $14,427,000      $14,869,000
    U.S. government securities .............         5,643,000        5,869,000
                                                   ------------     ------------
                                                   $20,070,000      $20,738,000
                                                   ============     ============


                                                     AMORTIZED          FAIR
2000                                                   COST            VALUE
                                                   ------------     ------------
Available-for-sale-securities:
    Corporate bonds and notes...............       $37,689,000      $38,622,000
    U.S. government securities..............         1,971,000        1,978,000
                                                   ------------     ------------
                                                   $39,660,000      $40,600,000
                                                   ============     ============

         Gross unrealized gains and losses related to available-for-sale securities were not material for 2001 and 2000.

         Contractual maturities for investments in debt securities classified as available-for-sale as of December 31, 2001 are as follows:

                                                                       FAIR
                                                       COST            VALUE
                                                   ------------     ------------

    Due within one year.....................       $ 5,103,000      $ 5,669,000
    Due after one year through two years....        14,967,000       15,069,000
                                                   ------------     ------------
                                                   $20,070,000      $20,738,000
                                                   ============     ============

4.       PROPERTY AND EQUIPMENT


         Property and equipment consists of the following at December 31, 2001 and 2000:

                                                         2001           2000
                                                     ------------   ------------

Machine shop and laboratory equipment .............  $   844,000    $ 1,225,000
Furniture and fixtures ............................      125,000        110,000
Computer hardware and software ....................      883,000        440,000
Leasehold improvements ............................      380,000         72,000
Facilities and equipment held under capital lease..    3,000,000             --
Construction in progress ..........................       84,000      1,346,000
                                                     ------------   ------------
                                                       5,316,000      3,193,000
Less: accumulated depreciation and amortization ...     (768,000)      (336,000)
                                                     ------------   ------------
                                                     $ 4,548,000    $ 2,857,000
                                                     ============   ============

         Depreciation and amortization expense was $955,000, $266,000 and $52,000 for the years ended December 31, 2001, 2000 and 1999, respectively and $1,364,000 for the period from inception (October 4, 1995) through December 31, 2001. Amortization of assets held under capital lease was $161,000 for the year ended December 31, 2001.

         During 2001, CombiMatrix Corporation entered into a sale and leaseback transaction with a commercial bank. Approximately $3,000,000 of property and equipment was financed, resulting in a gain of approximately $443,000 (Note 9).

         At December 31, 2000, accounts payable included approximately $918,000 related to the acquisition of property and equipment.

5.       BALANCE SHEET COMPONENTS

         Accounts payable, accrued expenses and other consists of the following at December 31, 2001 and December 31, 2000:

                                                         2001           2000
                                                      -----------    -----------

Accounts payable .................................    $  627,000     $2,224,000
Payroll, vacation and other employee benefits ....     1,325,000        454,000
Other accrued liabilities ........................       879,000        201,000
                                                      -----------    -----------
                                                      $2,831,000     $2,879,000
                                                      ===========    ===========

         Deferred revenues consist of the following at December 31, 2001:


                                                         2001
                                                      -----------
Milestone and up-front payments...................    $5,960,000
Less:  current portion............................      (372,000)
                                                      -----------
                                                      $5,588,000
                                                      ===========

6.       PROVISIONS FOR INCOME TAXES

         CombiMatrix group's allocated provision (benefit) for income taxes consists of the following:

                                                       2001         2000        1999
                                                    ----------   ----------   ----------
        Current:
                 U.S. Federal tax .............     $      --    $      --    $      --
                 State taxes ..................         3,000          800        2,000
                                                    ----------   ----------   ----------
                                                        3,000          800        2,000
                                                    ----------   ----------   ----------
        Deferred:
                 U.S. Federal tax .............      (158,000)     (80,000)          --
                 State taxes ..................            --           --           --
                                                    ----------   ----------   ----------
                                                     (158,000)     (80,000)          --
                                                    ----------   ----------   ----------
                                                    $(155,000)   $ (79,200)   $   2,000
                                                    ==========   ==========   ==========

         At December 31, 2001, the CombiMatrix group has net federal deferred tax assets totaling approximately $17.9 million, which are fully offset by a valuation allowance due to management's determination that the criteria for recognition have not been met.

         The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred assets and liabilities consist of the following at December 31, 2001 and 2000:

                                                                2001            2000
                                                            -------------   -------------

        Net operating loss carryforwards and credits ....   $ 13,049,000    $  4,928,000
                                                            -------------   -------------
        Intangibles .....................................     (2,531,000)     (2,689,000)
        Depreciation and amortization ...................        (41,000)        (44,000)
        Stock compensation ..............................      6,260,000       2,231,000
        Research  and development credit carryforwards ..        813,000         706,000
        Other ...........................................        386,000          28,000
                                                            -------------   -------------
                                                              17,936,000       5,160,000
        Less:  valuation allowance ......................    (20,467,000)     (7,849,000)
                                                            -------------   -------------
                                                            $ (2,531,000)   $ (2,689,000)
                                                            =============   =============

         At December 31, 2001, the CombiMatrix group had federal net operating loss carryforwards of approximately $38.1 million, which will begin to expire in 2010 through 2021. Utilization of net operating loss carryforwards is subject to the "change of ownership" provisions under Section 382 of the Internal Revenue Code. The amount of such limitations, if any, has not been determined. In addition, the CombiMatrix group has tax credit carryforwards of approximately $813,000.

7.       DEFERRED STOCK COMPENSATION


         During the years ended December 31, 2001 and 2000, in connection with the granting of stock options to CombiMatrix Corporation employees and members of the CombiMatrix Corporation's board of directors at exercise prices below fair market value, CombiMatrix group recorded deferred compensation aggregating $729,000 and $52.5 million, respectively, which is being amortized over an accelerated vesting period as prescribed by FIN No. 28. Amortization expense associated with deferred stock compensation totaled approximately $18.8 million and $10.2 million for the years ended December 31, 2001 and 2000, respectively. As a result of stock option cancellations and forfeitures during 2001, deferred stock compensation and amortization of deferred stock compensation were reduced by approximately $13.2 million and $4.7 million, respectively. The impact of stock option cancellations and forfeitures to deferred stock compensation and amortization of deferred stock compensation prior to 2001 were not significant.

         Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. The fair value of these stock options granted was calculated using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following assumptions:

Risk free interest rate                                         5.04% to 6.52%
Expected life (in years)                                              10
Dividend yield                                                         -
Expected volatility                                                   75%

         In connection with the grant of stock options to non-employees, the CombiMatrix group recognized deferred stock-based compensation of approximately $1.2 million during the year ended December 31, 2000. There were no stock options granted to non-employees during 2001, 1999 and prior periods.

8.       COMMITMENTS AND CONTINGENCIES

SALE AND LEASEBACK ARRANGEMENT

         In September 2001, CombiMatrix Corporation entered into a sale and leaseback arrangement with a bank, providing up to $7,000,000 in financing for equipment and other capital purchases. Pursuant to the terms of the agreement, certain equipment and leasehold improvements, totaling $2,557,000 in net book value were sold to the bank at a purchase price of $3,000,000, resulting in a deferred gain on the sale of assets of $443,000. The deferred gain is being amortized over 4 years, the term of the related lease arrangement. In addition, CombiMatrix Corporation entered into a capital lease arrangement to lease the fixed assets from the bank. The term of the lease is three years, over which monthly principal and interest payments will approximate $95,000. The capital lease obligation is collateralized by the property and equipment under lease. CombiMatrix Corporation is required to maintain certain financial covenants during the term of the lease. As of December 31, 2001, CombiMatrix Corporation was in compliance with all covenants. At December 31, 2001, the fair value of the capital lease obligation was approximately $2.8 million. The capital lease agreement provides CombiMatrix Corporation with the option to purchase the equipment for a nominal amount at the end of the lease term, which expires in September 2004.

         CombiMatrix group's future minimum lease payments under scheduled capital leases that have initial or remaining non-cancelable terms in excess of one year are as follows:

YEAR
----

2002 .....................................................          $ 1,141,000
2003 .....................................................            1,141,000
2004 .....................................................              855,000
                                                                    ------------
Total minimum payments ...................................            3,137,000
Less:  amount representing interest ......................             (358,000)
                                                                    ------------
Obligations under capital lease ..........................            2,779,000
Less:  current portion ...................................             (934,000)
                                                                    ------------
                                                                    $ 1,845,000
                                                                    ============

OPERATING LEASES

         In October 2000, CombiMatrix Corporation entered into a non-cancelable operating lease for office space. A security deposit in the form of a $783,000 letter of credit was issued November 1, 2000, which was increased to $1.2 million during 2001. Future minimum operating lease payments as of December 31, 2001 are as follows:

YEAR
----

2002 ....................................................           $ 1,452,000
2003 ....................................................             1,720,000
2004 ....................................................             1,650,000
2005 ....................................................             1,721,000
2006 ....................................................             1,735,000
Thereafter ..............................................             3,312,000
                                                                    ------------
Total minimum lease payments ............................           $11,590,000
                                                                    ============

         Rent expense for the years ended December 31, 2001, 2000 and 1999 was $1,518,000, $478,000 and $278,000, respectively. Rent expense was $2,400,000 for the cumulative period from October 4, 1995 (date of inception) to December 31, 2001.

COLLABORATIVE AND RESEARCH AGREEMENTS

         In July 2001, CombiMatrix Corporation entered into a non-exclusive worldwide license, supply, research and development agreement with Roche Diagnostics GmbH ("Roche"). Under the terms of the agreement, Roche will purchase, use and resell CombiMatrix Corporation's microarray and related technologies for rapid production of customizable biochips. Additionally, CombiMatrix Corporation and Roche will develop a platform technology, providing a range of standardized biochips for use in research applications. The agreement has a 15-year term and provides for minimum payments by Roche to CombiMatrix Corporation over the first three years, including payments upon the achievement of certain milestone and payments for products, royalties and research and development projects. For the year ended December 31, 2001, CombiMatrix Corporation received $5.3 million in milestone payments and product sales, which have been classified as deferred revenue in the CombiMatrix group December 31, 2001 balance sheet.

RESEARCH AND DEVELOPMENT

         In January 2001, CombiMatrix Corporation entered into a design commitment to develop a next generation microarray. If this design project is successfully pursuant to the terms of the agreement, CombiMatrix Corporation will be obligated to a one-year commitment to purchase a specific number of semiconductor wafers at a total cost of $1.1 million.

HUMAN RESOURCES

         In October 2001, CombiMatrix Corporation's Board of Directors amended its existing general severance plan for executive officers, which provides that if CombiMatrix Corporation terminates an executive who is a vice president or higher for other than cause, death or disability, the executive will receive payments equal to three months' base salary and target bonus and other benefits on a bi-weekly basis over a three-month period. If termination occurs as a result of a change in control transaction, these benefits will be extended by three months.

         CombiMatrix Corporation also offers a general severance plan providing all employees with certain benefits upon their termination of employment due to lack of work. Under this plan, terminated employees will be provided with either four-weeks' notice or four-weeks' salary in lieu of notice, and paid a lump-sum amount based on the employee's length of service, plus accrued benefits. The terminated employees will also be provided continuing medical and dental benefits, as well as continuation of life insurance, for a period ranging from two to 26 weeks subsequent to the date of termination, depending upon the employee's length of service.

LITIGATION

         On November 28, 2000, Nanogen, Inc. filed suit against CombiMatrix Corporation and one of its principal stockholders, executive officers and members of the CombiMatrix Corporation's Board of Directors. The Nanogen suit alleges, among other things, that CombiMatrix Corporation's issued patent and certain pending patent applications, trade secrets and related technologies that were inappropriately obtained by CombiMatrix Corporation and that Nanogen is the legal owner of the patents, trade secrets and related technologies. The suit seeks, among other things, correction of inventorship on CombiMatrix Corporation's issued patent, the assignment of rights in the issued patent and pending patent applications to Nanogen, an injunction preventing disclosure of trade secrets, damages for trade secret misappropriation and the imposition of a constructive trust.

         The litigation is in the early stages, and CombiMatrix Corporation cannot predict its outcome. While management believes that CombiMatrix Corporation has defenses to Nanogen's claims, if Nanogen were to prevail in its suit and obtain the injunction, monetary and other relief that is being sought, CombiMatrix Corporation would incur significant financial liabilities that would materially affect CombiMatrix group's financial condition and operating results.

         The CombiMatrix group is subject to other claims and legal actions that arise in the ordinary course of business. Management believes that the ultimate liability with respect to these claims and legal actions, if any, will not have a material effect on CombiMatrix group's financial position, results of operations or cash flows.

9.       RETIREMENT SAVINGS PLAN

         CombiMatrix Corporation has an employee savings and retirement plan under section 401(k) of the Internal Revenue Code (the "Plan"). The Plan is a defined contribution plan in which eligible employees may elect to have a percentage of their compensation contributed to the Plan, subject to certain guidelines issued by the Internal Revenue Service. CombiMatrix may contribute to the Plan at the discretion of the Board of Directors. There were no contributions made by the CombiMatrix group during the years ended December 31, 1999, 2000 and 2001.

10.      DIVISION EQUITY

         During February 2000, an officer of the CombiMatrix Corporation entered into an employment agreement with the CombiMatrix Corporation. Among other items, the agreement required the officer to purchase 125,000 shares of CombiMatrix Corporation common stock at $2.00 per share. The shares were purchased in June 2000 resulting in cash proceeds to the CombiMatrix group of $250,000.

         During October 2001, the KK issued 10% of its common stock to an unrelated company for $1.0 million. The per-share price paid for these shares exceeded the price per share paid by Holdings to capitalize the KK. As a result, CombiMatrix group recognized a change of interest gain of approximately $951,000. The gain has been recorded as an increase to division equity.

WARRANTS

         Pursuant to the issuance of convertible promissory notes in March 1998 as discussed in Note 2, CombiMatrix Corporation issued warrants to purchase 145,000 shares of its common stock at a price of $2.00 per share. These warrants were exercised in 2000 and 2001, resulting in proceeds to the CombiMatrix group of $33,000 and $257,000, respectively, which was recorded as an increase to division equity.

11.      SUBSEQUENT EVENTS

         In February 2002, CombiMatrix was awarded a SBIR Phase I National Institutes of Health grant for the development of its protein biochip technology. The title of the grant is "Self-Assembling Protein Microchips." This grant is in addition to a three-year SBIR Phase I and a Phase II SBIR grants from the U.S. Department of Defense for the development of multiplexed chip based assays for chemical and biological warfare agent detection.

         In March 2002, the Board has approved the 2002 CombiMatrix Stock Incentive Plan (the "CombiMatrix Plan") and the 2002 Acacia Technologies Stock Incentive Plan (the "Acacia Technologies Plan"), subject to Acacia Research Corporation stockholder approval. The CombiMatrix Plan authorizes grants of stock options, stock awards and performance shares with respect to the AR-CombiMatrix stock. The Acacia Technologies Plan authorizes grants of stock options, stock awards and performance shares with respect to the AR-Acacia Technologies stock. It is intended, that certain directors, officers and key employees of Acacia Research Corporation with responsibilities involving both the CombiMatrix group and the Acacia Technologies group and certain key employees of each group may be granted awards under both incentive plans in a manner which reflects their responsibilities. The Board believes that permitting incentive awards to be made to participants with respect to the class of common stock which reflects the performance of the group's business in which the participants work and, in certain cases the other group, is in the best interest of Acacia Research Corporation and its stockholders.

         If the Recapitalization Proposal is implemented, each outstanding stock option under Acacia Research Corporation's existing stock option plans will be converted into separately exercisable options to acquire approximately 0.5585 of a share of AR-CombiMatrix stock and one share of AR-Acacia Technologies stock. The exercise price for the resulting AR-Acacia Technologies stock options and AR-CombiMatrix stock options will be calculated by multiplying the exercise price under such existing stock option by a fraction, the numerator of which is the opening price of the applicable class of common stock underlying such option on the first date such stocks are traded after the recapitalization, and the denominator of which is the sum of such prices for the AR-CombiMatrix stock and the AR-Acacia Technologies stock.

         On April 25, 2002, CombiMatrix Corporation purchased Acacia Research Corporation's interest in Advanced Material Sciences, Inc., a development stage company that holds the exclusive license for CombiMatrix Corporation's biological array processor technology in certain fields of material science. CombiMatrix Corporation issued 180,982 shares of its common stock in exchange for Acacia Research Corporation's 58% direct interest in Advanced Material Sciences, Inc. CombiMatrix Corporation currently owns 87% of Advanced Material Sciences and the remaining interests are owned by unaffiliated entities.

12.      SUPPLEMENTAL CASH FLOW INFORMATION

                                                                                                        FOR THE PERIOD
                                                                             FOR THE YEARS ENDED        FROM INCEPTION
                                                                        -----------------------------  (OCTOBER 4, 1995)
                                                                                 DECEMBER 31,             TO DECEMBER
                                                                          2001       2000      1999        31, 2001
                                                                        --------   --------  --------    -------------
Supplemental disclosures of cash flow information:
     Cash paid for interest .........................................   $    42    $    --   $    --     $         42

Supplemental schedule of non-cash investing and financing activities:
     Fixed assets purchased with accounts payable ...................      (918)       918        --               --
     Purchase of equipment under capital lease agreement ............    (3,000)        --        --           (3,000)
     Capital lease obligation incurred ..............................     3,000         --        --            3,000
     Conversion of promissory notes to common stock .................        --         --     1,291            1,291
     Fair value of options and warrants issued for services .........        --      1,239        36            1,486
     Intangibles attributed to the CombiMatrix group ................        --     11,634       288           11,922

                                     ANNEX A
                                     -------







                      AGREEMENT AND PLAN OF REORGANIZATION
                                  BY AND AMONG
                          ACACIA RESEARCH CORPORATION,
                             COMBI ACQUISITION CORP.
                                       AND
                             COMBIMATRIX CORPORATION
                           DATED AS OF MARCH 20, 2002

                                TABLE OF CONTENTS
                                -----------------

                                                                            PAGE
                                                                            ----

ARTICLE I         THE MERGER.................................................A-2
         1.1      The Merger.................................................A-2
         1.2      Filing of Certificate of Merger; Effective Time............A-2
         1.3      Effect of the Merger.......................................A-2
         1.4      The Closing................................................A-3
         1.5      Acacia Charter Amendment and Common Stock Policies.........A-3
         1.6      Conversion of CombiMatrix Common Stock.....................A-3
         1.7      Conversion of CombiMatrix Options..........................A-4
         1.8      Restricted Stock...........................................A-5
         1.9      Appraisal Rights...........................................A-5
         1.10     Exchange Procedures........................................A-5
         1.11     Dividends, Fractional Shares, Etc..........................A-6
         1.12     Tax Consequences...........................................A-8
         1.13     Further Action.............................................A-8

ARTICLE II        REPRESENTATIONS AND WARRANTIES OF ACACIA AND ACQUISITION
                  COMPANY....................................................A-8
         2.1      Organization of Acacia and Acquisition Company.............A-8
         2.2      Acacia Capital Structure...................................A-9
         2.3      Authority..................................................A-9
         2.4      No Conflict...............................................A-10
         2.5      Consents..................................................A-10
         2.6      SEC Documents and Acacia Financial Statements.............A-11
         2.7      Acacia CombiMatrix Stock..................................A-11
         2.8      Ownership of Acquisition Company; No Prior Activities.....A-12
         2.9      Brokers' and Finders' Fees................................A-12
         2.10     Acacia Charter Amendment and Acacia Common Stock Policies.A-12
         2.11     Reorganization............................................A-12

ARTICLE III       REPRESENTATIONS AND WARRANTIES OF COMBIMATRIX.............A-12
         3.1      Organization, Standing and Power..........................A-13
         3.2      Authority; No Conflict; Consents..........................A-13
         3.3      CombiMatrix Capital Structure.............................A-14
         3.4      CombiMatrix Financial Statements..........................A-15
         3.5      No Undisclosed Liabilities................................A-15
         3.6      No Changes................................................A-15
         3.7      Restrictions on Business Activities.......................A-15
         3.8      Brokers' and Finders' Fees................................A-16
         3.9      Reorganization............................................A-16

ARTICLE IV        COVENANTS.................................................A-16
         4.1      Registration Statement; Proxy Statement;
                  Prospectus/Information Statement..........................A-16

         4.2      Stockholder Meetings......................................A-17
         4.3      Cooperation; Access to Information........................A-17
         4.4      Conduct of Business of CombiMatrix........................A-18
         4.5      Expenses..................................................A-18
         4.6      Public Disclosure.........................................A-18
         4.7      Consents..................................................A-18
         4.8      Reasonable Efforts........................................A-19
         4.9      Notification of Certain Matters...........................A-19
         4.10     Additional Documents and Further Assurances...............A-19
         4.11     Assumption of CombiMatrix Options; Form S-8...............A-19
         4.12     [Intentionally Omitted]...................................A-20
         4.13     Officers' and Directors' Indemnification..................A-20
         4.14     Certain Tax Matters.......................................A-21
         4.15     Exemption from Liability Under Section 16(b)..............A-22
         4.16     Agreements from Certain Affiliates of CombiMatrix.........A-22

ARTICLE V         CONDITIONS TO THE MERGER..................................A-23
         5.1      Conditions to Obligations of Each Party...................A-23
         5.2      Conditions to Obligations of Acacia.......................A-24
         5.3      Conditions to the Obligations of CombiMatrix..............A-25

ARTICLE VI        TERMINATION, AMENDMENT AND WAIVER.........................A-27
         6.1      Termination...............................................A-27
         6.2      Effect of Termination.....................................A-28
         6.3      Amendment.................................................A-28
         6.4      Extension; Waiver.........................................A-28

ARTICLE VII       GENERAL PROVISIONS........................................A-29
         7.1      Survival..................................................A-29
         7.2      Disclaimer of Other Representations and Warranties........A-29
         7.3      Notices...................................................A-29
         7.4      Interpretation............................................A-30
         7.5      Counterparts..............................................A-30
         7.6      Entire Agreement; Assignment..............................A-30
         7.7      Severability..............................................A-30
         7.8      Other Remedies............................................A-30
         7.9      Governing Law.............................................A-31
         7.10     Rules of Construction.....................................A-31
         7.11     Specific Performance......................................A-31

                                      INDEX
                                      -----
                                                                         PAGE(S)
                                                                         -------

Acacia.......................................................................A-1
Acacia Capital Stock.........................................................A-4
Acacia Charter Amendment.....................................................A-3
Acacia CombiMatrix Option....................................................A-4
Acacia CombiMatrix Stock.....................................................A-4
Acacia Common Stock..........................................................A-4
Acacia Common Stock Policies.................................................A-3
Acacia Disclosure Schedule...................................................A-8
Acacia SEC Documents........................................................A-11
Acacia Stock Plans...........................................................A-9
Acacia Stockholders Meeting.................................................A-17
Acacia Technologies Stock....................................................A-4
Acquisition Company..........................................................A-1
Acquisition Company Capital Stock............................................A-9
Affiliate Agreement..........................................................A-8
Affiliates..................................................................A-22
Agreement....................................................................A-1
Certificate of Merger........................................................A-2
Certificates.................................................................A-6
Change of Law...............................................................A-24
Closing......................................................................A-3
Closing Date.................................................................A-3
Closing Tax Certificate.....................................................A-21
Code.........................................................................A-1
CombiMatrix..................................................................A-1
CombiMatrix Capital Stock....................................................A-4
CombiMatrix Common Stock.....................................................A-4
CombiMatrix Corporation......................................................A-2
CombiMatrix Disclosure Schedule.............................................A-12
CombiMatrix Financials......................................................A-15
CombiMatrix Insiders........................................................A-22
CombiMatrix Option...........................................................A-4
CombiMatrix Option Plans....................................................A-14
CombiMatrix Stockholders Meeting............................................A-17
Conflict....................................................................A-10
DGCL.........................................................................A-2
Dissenting Shares............................................................A-5
Effective Time...............................................................A-2
Exchange Act................................................................A-10
Exchange Agent...............................................................A-5
Exchange Ratio...............................................................A-3
Form S-4 Registration Statement.............................................A-11
GAAP........................................................................A-11
Governmental Body...........................................................A-11

                                                                         PAGE(S)
                                                                         -------

Indemnified Party...........................................................A-20
Material Adverse Effect......................................................A-8
Merger.......................................................................A-2
Proxy Statement.............................................................A-10
PWC Closing Tax Opinion.....................................................A-23
Required Acacia Stockholder Vote............................................A-17
Required CombiMatrix Stockholder Vote.......................................A-17
SEC.........................................................................A-10
Section 16 Information......................................................A-22
Securities Act...............................................................A-8
Surviving Corporation........................................................A-2

                      AGREEMENT AND PLAN OF REORGANIZATION

         This AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made and entered into as of March 20, 2002 by and among Acacia Research Corporation, a Delaware corporation ("Acacia"), Combi Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Acacia ("Acquisition Company"), and CombiMatrix Corporation, a Delaware corporation ("CombiMatrix").


                                R E C I T A L S :
                                 - - - - - - - -


         A. The Boards of Directors of each of Acacia, CombiMatrix and Acquisition Company believe that it is in the best interests of each such company and its respective stockholders to consummate the reorganization provided for herein, pursuant to which Acacia will directly acquire all of the capital stock of CombiMatrix through a merger of CombiMatrix with and into Acquisition Company, with Acquisition Company being the surviving corporation.

         B. Immediately prior to the effective time of such merger, the Certificate of Incorporation of Acacia will be amended and restated to, among other things, authorize 50,000,000 shares of Acacia CombiMatrix Stock (as defined below) and 50,000,000 shares of Acacia Technologies Stock (as defined below), both of which will be new classes of common stock of Acacia.

         C. In the merger, the non-dissenting stockholders of CombiMatrix other than Acacia will receive shares of Acacia CombiMatrix Stock in exchange for their shares of capital stock of CombiMatrix.

         D. The parties intend that the merger will qualify as a reorganization under the provisions of Section 368(a)(1)(A) of the United States Internal Revenue Code of 1986, as amended (the "Code"), by reason of Section 368(a)(2)(D) thereof.

         E. Acacia, Acquisition Company and CombiMatrix desire to make certain representations, warranties, covenants and other agreements in connection with the transactions contemplated hereby.

         NOW, THEREFORE, in consideration of the covenants, promises, representations and warranties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

                                    ARTICLE I
                                    ---------

                                   THE MERGER
                                   ----------
1.1.     THE MERGER.
         ----------

         Subject to the terms and conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), at the Effective Time, CombiMatrix shall merge (the "Merger") with and into Acquisition Company in accordance with the applicable provisions of the DGCL, whereupon CombiMatrix's separate corporate existence shall cease and Acquisition Company shall be the surviving corporation in the Merger (the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Delaware. The effects and consequences of the Merger shall be as set forth in Section 1.3 below.

1.2      FILING OF CERTIFICATE OF MERGER; EFFECTIVE TIME.
         -----------------------------------------------

         Acquisition Company shall cause a certificate of merger with respect to the Merger in such form as is required by and executed in accordance with the relevant provisions of the DGCL (the "Certificate of Merger") to be filed on the date of the Closing (as defined in Section 1.4), or such other date as CombiMatrix, Acacia and Acquisition Company may agree, with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective at the time and date on which the Certificate of Merger has been duly filed with the Secretary of State or such time and date as is agreed upon by the parties and specified in the Certificate of Merger, and such time and date are referred to herein as the "Effective Time."

1.3      EFFECT OF THE MERGER.
         ---------------------

         The parties agree to the following provisions with respect to the
Merger:

         (a)      NAME OF SURVIVING CORPORATION.
                  -----------------------------

         The name of the Surviving Corporation from and after the Effective Time shall be "CombiMatrix Corporation."

         (b)      CERTIFICATE OF INCORPORATION.
                  ----------------------------

         Article First of the Certificate of Incorporation of Acquisition Company shall be amended as of the Effective Time so as to read in its entirety:
"The name of the Corporation is CombiMatrix Corporation." and, as so amended, such Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation.

         (c)      BYLAWS.
                  ------

         The Bylaws of Acquisition Company shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law and such Bylaws, except that the name of the corporation set forth therein shall be changed to CombiMatrix Corporation.

         (d)      DIRECTORS.
                  ----------

         The directors of Acquisition Company immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time and until their successors are duly appointed or elected in accordance with applicable law, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

         (e)      OFFICERS.
                  --------

         The officers of the Surviving Corporation at the Effective Time shall be the officers of CombiMatrix immediately prior to the Effective Time until their successors are duly appointed or elected in accordance with applicable law, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

1.4      THE CLOSING.
         -----------

         Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Allen Matkins Leck Gamble & Mallory LLP, 1901 Avenue of the Stars, Suite 1800, Los Angeles, CA 90067-6019, at 10:00 a.m., local time, on (a) the next business day after the last to be fulfilled or waived of the conditions set forth in Article V shall be fulfilled or waived in accordance herewith (other than conditions which by their nature are to be satisfied at the Closing, but subject to such conditions) or (b) at such other time, date or place as CombiMatrix and Acacia may agree in writing. The date on which the Closing occurs is referred to herein as the "Closing Date."

1.5      ACACIA CHARTER AMENDMENT AND COMMON STOCK POLICIES.
         ---------------------------------------------------

         On the Closing Date, immediately prior to the consummation of the Merger and the filing of the Certificate of Merger, Acacia shall file the proposed amendment and restatement of the Certificate of Incorporation of Acacia substantially as set forth as EXHIBIT A hereto (the "Acacia Charter Amendment") with the Secretary of State of the State of Delaware. The Board of Directors has adopted resolutions approving the Acacia Charter Amendment and certain policies pertaining to the Acacia Common Stock (as defined in Section 1.6) substantially as set forth as EXHIBIT B hereto (the "Acacia Common Stock Policies").

1.6      CONVERSION OF COMBIMATRIX COMMON STOCK.
         ---------------------------------------

         (a) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

                  (i) Each issued and outstanding share of CombiMatrix Capital Stock (other than shares owned by Acacia, shares held in CombiMatrix's treasury, and any Dissenting Shares) shall be converted into and represent the right to receive 1.00 share of Acacia CombiMatrix Stock (the "Exchange Ratio");

                  (ii) Each share of CombiMatrix Capital Stock owned by Acacia or held in CombiMatrix's treasury shall be canceled and retired without payment of any consideration therefor.

         (b) If, between the date of this Agreement and the Effective Time, the outstanding shares of CombiMatrix Common Stock are changed into, or there is a record date for a transaction in which the outstanding shares of CombiMatrix Common Stock will be changed into, a different number or class of shares by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction, then the Exchange Ratio shall be appropriately adjusted.

         (c) For purposes of this Agreement, (i) "CombiMatrix Common Stock" means the common stock, par value $0.001 per share, of CombiMatrix; (ii) "CombiMatrix Capital Stock" means all shares of CombiMatrix Common Stock and all shares of any other capital stock of CombiMatrix; (iii) "Acacia CombiMatrix Stock" means the Acacia Research--CombiMatrix Common Stock, par value $0.001 per share, of Acacia, a new class of Acacia Capital Stock that will have the terms and features set forth in the Acacia Charter Amendment; (iv) "Acacia Technologies Stock" means the Acacia Research--Acacia Technologies Common Stock, par value $0.001 per share, of Acacia, a new class of Acacia Capital Stock that will have the terms and features set forth in the Acacia Charter Amendment; (v) "Acacia Common Stock" means the common stock, par value $0.001 per share, of Acacia; and (vi) "Acacia Capital Stock" means all shares of Acacia Common Stock and all shares of any other capital stock of Acacia.

1.7      CONVERSION OF COMBIMATRIX OPTIONS.
         ---------------------------------

         At the Effective Time, each issued and outstanding option and warrant to acquire or receive CombiMatrix Capital Stock (whether or not vested) (each a "CombiMatrix Option") shall be transferred to and assumed by Acacia in such manner that it is converted into an option to purchase shares of Acacia CombiMatrix Stock (each an "Acacia CombiMatrix Option"), as provided below. Following the Effective Time, each such Acacia CombiMatrix Option shall be exercisable upon the same terms and conditions as then are applicable to such CombiMatrix Option, except that (i) each such Acacia CombiMatrix Option shall be exercisable for that number of shares of Acacia CombiMatrix Stock equal to the product obtained by multiplying the number of shares of CombiMatrix Capital Stock that were issuable upon exercise in full of such assumed CombiMatrix Option immediately prior to the Effective Time by the Exchange Ratio, rounded down to the nearest whole number of shares of Acacia CombiMatrix Stock and (ii) the per share exercise price for the shares of Acacia CombiMatrix Stock issuable upon exercise of such Acacia CombiMatrix Option shall be equal to the quotient obtained by dividing the exercise price per share of CombiMatrix Capital Stock at which such CombiMatrix Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. It is the intention of the parties that, to the extent that any such CombiMatrix Option constituted an "incentive stock option" (within the meaning of Section 422 of the Code) immediately prior to the Effective Time, the Acacia CombiMatrix Option shall continue to qualify as an incentive stock option to the maximum extent permitted by Section 422 of the Code, and that the assumption of CombiMatrix Options provided by this Section 1.7 shall satisfy the conditions of
Section 424(a) of the Code.

1.8      RESTRICTED STOCK.
         ----------------

         If any shares of CombiMatrix Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with CombiMatrix or under which CombiMatrix has any rights, then the shares of Acacia CombiMatrix Stock issued in exchange for such shares of CombiMatrix Capital Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Acacia CombiMatrix Stock may accordingly be marked with appropriate legends. CombiMatrix shall take all action that may be necessary to ensure that, from and after the Effective Time, Acacia is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

1.9      APPRAISAL RIGHTS.
         -----------------

         Notwithstanding anything in this Agreement to the contrary, shares of CombiMatrix Capital Stock held by a holder who, pursuant to Section 262 of the DGCL or any successor provision, has the right to demand and properly demands an appraisal of such shares of CombiMatrix Capital Stock ("Dissenting Shares"), shall not be converted into the right to receive Acacia CombiMatrix Stock as set forth in Section 1.6, unless such holder fails to perfect or otherwise loses such holder's right to such appraisal, if any. If, after the Effective Time, such holder fails to perfect or loses any such right to appraisal, such holder's Dissenting Shares shall be treated as having been converted as of the Effective Time into the right to receive Acacia CombiMatrix Stock as set forth in Section
1.6. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL or any successor provision and as provided in the immediately preceding sentence. CombiMatrix shall give prompt notice to Acacia of any demands received by CombiMatrix for appraisal of shares of CombiMatrix Capital Stock and the opportunity to participate in all negotiations and proceedings with respect to any such demand. Except to the extent otherwise required by the DGCL, CombiMatrix shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Acacia shall have consented in writing to such payment or settlement offer.

1.10     EXCHANGE PROCEDURES.
         --------------------

         (a) Acacia shall appoint a bank trust company or other reputable institution reasonably acceptable to CombiMatrix to serve as exchange agent (the "Exchange Agent") in the Merger.

         (b) Promptly after the Effective Time, Acacia shall make available to the Exchange Agent for exchange in accordance with this Article I the shares of Acacia CombiMatrix Stock issuable pursuant to this Article I in exchange for all of the outstanding shares of CombiMatrix Capital Stock.

         (c) Promptly after the Effective Time, Acacia shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) a certificate or certificates (the "Certificates"), which immediately prior to the Effective Time represented outstanding shares of CombiMatrix Capital Stock whose shares were converted into shares of Acacia CombiMatrix Stock pursuant to Section 1.6 and any dividends or other distributions pursuant to Section 1.11, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Acacia may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Acacia CombiMatrix Stock and any dividends or other distributions pursuant to
Section 1.11. Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Acacia CombiMatrix Stock into which their shares of CombiMatrix Capital Stock were converted at the Effective Time and any dividends or distributions payable pursuant to Section 1.11, and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, subject to Section 1.11 as to the payment of dividends, to evidence the ownership of the number of full shares of Acacia CombiMatrix Stock into which such shares of CombiMatrix Capital Stock shall have been so converted and any dividends or distributions payable pursuant to Section 1.11. If any portion of the Acacia CombiMatrix Stock, and cash in lieu of fractional shares thereof (and any dividends or distributions thereon) otherwise payable hereunder to any person, is to be issued or paid to a person other than the person in whose name the Certificate is registered, it shall be a condition to such issuance or payment that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such issuance or payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such issuance or payment to a person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

1.11     DIVIDENDS, FRACTIONAL SHARES, ETC.
         ---------------------------------

         (a) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared after the Effective Time on Acacia CombiMatrix Stock shall be paid with respect to any shares of CombiMatrix Capital Stock represented by a Certificate, nor shall any cash payment in lieu of fractional shares be paid with respect to any such shares, until such Certificate is surrendered for exchange as provided herein. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the Acacia CombiMatrix Stock certificates issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Acacia CombiMatrix Stock and not paid, less the amount of any withholding taxes which may be required thereon and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Acacia CombiMatrix Stock, less the amount of any withholding taxes which may be required thereon.

         (b) All shares of Acacia CombiMatrix Stock issued upon surrender of Certificates in accordance with this Article I shall be deemed to be in full satisfaction of all rights pertaining to the shares of CombiMatrix Capital Stock represented thereby, and from and after the Effective Time, there shall be no transfers on the stock transfer books of CombiMatrix of the shares of CombiMatrix Capital Stock. If, after the Effective Time, certificates representing any such shares are presented to the Surviving Corporation, they shall be canceled and exchanged for certificates for the consideration, if any, deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article I.

         (c) No fractional shares of Acacia CombiMatrix Stock shall be issued pursuant to the Merger. In lieu of the issuance of any fractional share of Acacia CombiMatrix Stock pursuant to the Merger, cash adjustments will be paid to holders in respect of any fractional share of Acacia CombiMatrix Stock that would otherwise be issuable, and the amount of such cash adjustment shall be equal to the product of such fractional amount and the average closing price of Acacia CombiMatrix Stock for the first trading day commencing on and immediately following the Closing Date.

         (d) Upon demand by Acacia, the Exchange Agent shall deliver to Acacia any portion of the Acacia CombiMatrix Stock made available to the Exchange Agent pursuant to Section 1.10 hereof, and cash in lieu of fractional shares thereof, that remains undistributed to holders of CombiMatrix Capital Stock one year after the Effective Time. Holders of Certificates who have not complied with this Article I prior to such demand shall thereafter look only to Acacia for payment of any claim to such Acacia CombiMatrix Stock and dividends or distributions, if any, in respect thereof.

         (e) None of Acacia, Acquisition Company, CombiMatrix, the Exchange Agent or any other person shall be liable to any former holder of shares of CombiMatrix Capital Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by any holder of CombiMatrix Capital Stock immediately prior to such time when such amounts would otherwise escheat to or become the property of any Governmental Body (as defined in Section 2.5), shall, to the extent permitted by applicable laws, become the property of Acacia, free and clear of all claims or interest of any person previously entitled thereto.

         (f) Each of the Surviving Corporation and Acacia shall be entitled to deduct and withhold from the Acacia CombiMatrix Stock, and cash in lieu of fractional shares thereof (and any dividends or distributions thereon) otherwise payable hereunder to any person such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign income tax law. To the extent that the Surviving Corporation or Acacia so withholds those amounts, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of CombiMatrix Capital Stock in respect of which such deduction and withholding was made by the Surviving Corporation or Acacia, as the case may be.

         (g) In the event that any CombiMatrix Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Acacia, the posting by such person of a bond in such reasonable amount as Acacia may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed CombiMatrix the applicable merger consideration, cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Acacia CombiMatrix Stock deliverable in respect thereof pursuant to this Agreement.


         (h) Subject to applicable law, Certificates surrendered for exchange by any person constituting an "affiliate" of CombiMatrix for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged until Acacia has received a written agreement in form and substance acceptable to Acacia (an "Affiliate Agreement") from such person agreeing to comply with the provisions of Rule 145 under the Securities Act.

1.12     TAX CONSEQUENCES.
         -----------------

         It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Section 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

1.13     FURTHER ACTION.
         --------------

         If, at any time after the Effective Time, any further action is determined by Acacia to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Acquisition Company and CombiMatrix, the officers and directors of the Surviving Corporation and Acacia shall be fully authorized (in the name of Acquisition Company, in the name of CombiMatrix and otherwise) to take such action.


                                   ARTICLE II
                                   ----------

                    REPRESENTATIONS AND WARRANTIES OF ACACIA
                    ----------------------------------------
                             AND ACQUISITION COMPANY
                             -----------------------

         Each of Acacia and Acquisition Company hereby, jointly and severally, represents and warrants to CombiMatrix, subject to such exceptions as are specifically disclosed in the disclosure schedule supplied by Acacia to CombiMatrix (the "Acacia Disclosure Schedule"), as of the date hereof and as of the Effective Time as though made at the Effective Time, as follows:

2.1      ORGANIZATION OF ACACIA AND ACQUISITION COMPANY.
         ----------------------------------------------

         Each of Acacia and Acquisition Company is a corporation duly organized, validly existing and in good standing under Delaware law. Each of Acacia and

Acquisition Company has the corporate power to own its properties and to carry on its business as now being conducted. Acacia is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on Acacia or CombiMatrix. For all purposes of this Agreement, the term "Material Adverse Effect" means any change, event or effect that would be reasonably likely to have a material adverse effect on the business, assets (including intangible assets), financial condition or results of operations of the entity or business referred to together with its subsidiaries, if any, taken as a whole; provided, however, that any adverse change, event or effect that is caused by (i) the announcement or pendency of the Merger shall not be taken into account in determining whether there has been or would be a Material Adverse Effect with respect to any party and (ii) any breach of any covenant hereunder by any action or failure to act by Acacia or CombiMatrix shall not be taken into account in determining whether there has been or would be a Material Adverse Effect on the other party.

2.2      ACACIA CAPITAL STRUCTURE.
         ------------------------

         (a) The authorized capital stock of Acacia consists of 60,000,000 shares of Acacia Common Stock, of which 19,629,376 shares were issued and outstanding as of March 15, 2002 and 20,000,000 shares of preferred stock, par value $0.001 per share, of which no shares were issued and outstanding as of March 15, 2002. All outstanding shares of Acacia Capital Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Acacia or any agreement to which Acacia is a party or by which it is bound and have been issued in compliance with federal and state securities laws. There are no accrued or unpaid dividends with respect to any shares of Acacia Capital Stock. Acacia has no other capital stock authorized, issued or outstanding.

         (b) Except for those plans of Acacia set forth in the Acacia SEC Documents (as defined in Section 2.6) or set forth in Section 2.2(b) of the Acacia Disclosure Schedule (the "Acacia Stock Plans"), there is no stock option plan or other plan providing for equity compensation maintained by Acacia. There are no other options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which Acacia is a party or by which it is bound obligating Acacia to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Acacia Capital Stock or obligating Acacia to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. To Acacia's knowledge, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of Acacia.

         (c) The authorized capital stock of Acquisition Company ("Acquisition Company Capital Stock") consists of 1,000 shares of common stock, of which 100 shares are issued and outstanding as of the date hereof and as of the Effective Time. All outstanding shares of Acquisition Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Acquisition Company or any agreement to which Acquisition Company is a party or by which it is bound and have been issued in compliance with federal and state securities laws. There are no declared or accrued unpaid dividends with respect to any shares of Acquisition Company Capital Stock. Acquisition Company has no other capital stock authorized, issued or outstanding.

2.3      AUTHORITY.
         ---------

         Each of Acacia and Acquisition Company has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of Acacia and Acquisition Company, and no further action is required on the part of Acacia or Acquisition Company to authorize this Agreement and the transactions contemplated hereby, subject only to the approval of the holders of Acacia Common Stock of the Acacia Charter Amendment and the issuance of the Acacia CombiMatrix Stock in connection with the Merger. This Agreement, the Acacia Charter Amendment and the Merger have been approved unanimously by the Boards of Directors of Acacia and, as applicable, Acquisition Company and by the stockholder of Acquisition Company. This Agreement has been, and all agreements to be executed and delivered in connection with the transactions contemplated hereby by Acacia or Acquisition Company will be, duly executed and delivered by Acacia or Acquisition Company, as the case may be, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligation of Acacia or Acquisition Company, as the case may be, enforceable in accordance with their respective terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief or other equitable remedies.

2.4      NO CONFLICT.
         -----------

         Except as set forth in Section 2.4 of the Acacia Disclosure Schedule, the execution and delivery of this Agreement do not, and all agreements to be executed and delivered in connection with the transactions contemplated hereby by Acacia or Acquisition Company will not, and the performance and consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (any such event, a "Conflict"), (i) any provision of the Certificate of Incorporation or Bylaws of Acacia or Certificate of Incorporation or Bylaws of Acquisition Company, (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise or license to which Acacia or Acquisition Company or any of their material properties or assets are subject or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acacia or Acquisition Company or their respective material properties or assets, except, in the case of clauses (ii) and (iii) above, as would not have a Material Adverse Effect on Acacia or CombiMatrix.

2.5      CONSENTS.
         --------

         Except as set forth in Section 2.5 of the Acacia Disclosure Schedule, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body or any other party is required by or with respect to Acacia or Acquisition Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing with the Securities and Exchange Commission (the "SEC") of the Proxy Statement of Acacia, as amended from time to time through effectiveness (the "Proxy Statement"), pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for the solicitation of the approval of the stockholders of Acacia of the Acacia Charter Amendment and the issuance of the Acacia CombiMatrix Stock in connection with the Merger, (ii) the filing with the SEC of a Registration Statement on Form S-4 (the "Form S-4 Registration Statement") pursuant to the Securities Act with respect to those shares of Acacia CombiMatrix Stock issuable in the Merger, in which the Proxy Statement will be included as part of the Form S-4 Registration Statement, (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, (iv) the filing of the Acacia Charter Amendment and the Certificate of Merger with the Secretary of State of the State of Delaware, (v) the approval of the stockholders of Acacia of the Acacia Charter Amendment and the issuance of the Acacia CombiMatrix Stock in connection with the Merger, (vi) any other such filings or approvals as may be required under Delaware law and
(vii) such consents, waivers, approvals, orders authorizations, registrations, declarations, and filings, which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on Acacia or CombiMatrix or prevent or materially delay the consummation of the transactions contemplated hereby. For purposes of this Agreement, "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

2.6      SEC DOCUMENTS AND ACACIA FINANCIAL STATEMENTS.
         ---------------------------------------------

         Acacia has furnished CombiMatrix with a true and complete copy of all of its filings with the SEC since January 1, 2002 through the date hereof (the "Acacia SEC Documents"). Each of the Acacia SEC Documents when filed (i) complied as to form in all material respects with the applicable requirements of the Exchange Act and (ii) was true and correct in all material respects and did not omit to state any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except in each case as superseded in any subsequent filings. All financial statements (including any related schedules or notes) of Acacia included in the Acacia SEC Documents were prepared in accordance with United States generally accepted accounting principals, consistently applied ("GAAP"), are consistent with each other and present fairly in all material respects the consolidated financial condition and consolidated operating results and cash flows of Acacia as of their respective dates and during the periods indicated therein, subject, in the case of unaudited statements, to normal year-end adjustments, which will not be material in amount.

2.7      ACACIA COMBIMATRIX STOCK.
         -------------------------

         When issued and delivered in accordance with the terms of this Agreement, the Acacia CombiMatrix Stock will be duly authorized, validly issued, fully paid and nonassessable and free of any preemptive or similar right. Except as set forth in Section 2.7 of the Acacia Disclosure Schedule, there are no other options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which Acacia or any subsidiary of Acacia is a party or by which it is bound obligating Acacia or any subsidiary of Acacia to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Acacia CombiMatrix Stock (except in exchange for CombiMatrix Options pursuant to Section 1.7 above). Except as set forth in Section 2.7 of the Acacia Disclosure Schedule, there are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Acacia CombiMatrix Stock.

2.8      OWNERSHIP OF ACQUISITION COMPANY; NO PRIOR ACTIVITIES.
         -----------------------------------------------------

         Acquisition Company is a wholly owned, direct subsidiary of Acacia created solely for the purpose of effecting the Merger. As of the date hereof and the Effective Time, except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and except for this Agreement and any other agreements or arrangements contemplated by this Agreement, Acquisition Company has not and will not have incurred, directly or indirectly, through any subsidiary or affiliate, any material obligations or liabilities or engaged in any material business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

2.9      BROKERS' AND FINDERS' FEES.
         --------------------------

         Except with respect to fees to be paid to William Blair & Company, Acacia has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.10     ACACIA CHARTER AMENDMENT AND ACACIA COMMON STOCK POLICIES.
         ----------------------------------------------------------

         The Board of Directors of Acacia has unanimously approved (i) the Acacia Charter Amendment, which amendment, subject to the approval of the holders of a majority of the shares of Acacia Common Stock outstanding as of the record date for the Acacia Stockholders Meeting (as defined in Section 4.2) and the filing thereof with the Secretary of State of Delaware, will become effective immediately prior to the Effective Time and (ii) the Acacia Common Stock Policies which will become effective as of the Effective Time.

2.11     REORGANIZATION.
         --------------

         As of the date hereof, Acacia does not have any knowledge of any fact or circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization described in section 368(a) of the Code.

                                  ARTICLE III
                                  -----------

                  REPRESENTATIONS AND WARRANTIES OF COMBIMATRIX
                  ---------------------------------------------

         CombiMatrix hereby represents and warrants to Acacia, subject to such exceptions as are specifically disclosed in the disclosure schedule supplied by CombiMatrix to Acacia (the "CombiMatrix Disclosure Schedule"), as of the date hereof and as of the Effective Time as though made at the Effective Time, as follows:

3.1      ORGANIZATION, STANDING AND POWER.
         --------------------------------

         CombiMatrix is a corporation duly organized, validly existing and in good standing under Delaware law. CombiMatrix has the corporate power to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on CombiMatrix. CombiMatrix has delivered to Acacia a true and correct copy of the Certificate of Incorporation and Bylaws of CombiMatrix, as amended to date. Except for CBMX International Holdings Corporation, CombiMatrix does not have any subsidiaries.

3.2      AUTHORITY; NO CONFLICT; CONSENTS.
         --------------------------------

         CombiMatrix has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of CombiMatrix, and no further action is required on the part of CombiMatrix to authorize this Agreement or the transactions contemplated hereby, subject only to the approval of this Agreement by CombiMatrix's stockholders. This Agreement has been, and all agreements to be executed and delivered in connection with the transactions contemplated hereby by CombiMatrix will be, duly executed and delivered by CombiMatrix and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of CombiMatrix, enforceable in accordance with their respective terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief or other equitable remedies. The execution and delivery by CombiMatrix of this Agreement does not, and all agreements to be executed and delivered in connection with the transactions contemplated hereby by CombiMatrix will not, and the performance and consummation of the transactions contemplated hereby and thereby will not, result in any Conflict with (i) any provision of the Certificate of Incorporation or Bylaws of CombiMatrix, (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise or license to which CombiMatrix or any of its properties or assets are subject, or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to CombiMatrix or its properties or assets, except in the case of clauses (ii) and (iii) above, as would not have a Material Adverse Effect on CombiMatrix. Except as set forth in Section 3.2 of CombiMatrix Disclosure Schedule, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body or any other party is required by or with respect to CombiMatrix in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, (iii) the approval of this Agreement and the Merger by CombiMatrix's stockholders, (iv) any other such filings or approvals as may be required under Delaware law and (vi) such consents, waivers, approvals, orders authorizations, registrations, declarations, and filings, which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on CombiMatrix or prevent or materially delay the consummation of the transactions contemplated hereby.

3.3      COMBIMATRIX CAPITAL STRUCTURE.
         -----------------------------

         (a) The authorized capital stock of CombiMatrix consists of 30,000,000 shares of CombiMatrix Common Stock of which 18,753,223 shares are issued and outstanding as of March 15, 2002, and 1,000,000 shares of preferred stock, par value $.001 per share, of which no shares are issued and outstanding as of the date hereof. All issued and outstanding shares of CombiMatrix Capital Stock have been duly authorized, and are validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of CombiMatrix or any agreement to which CombiMatrix is a party or by which it is bound and have been issued in compliance with federal and state securities laws. There are no declared or accrued unpaid dividends with respect to any shares of CombiMatrix Capital Stock. CombiMatrix has no other capital stock authorized, issued or outstanding.

         (b) Except for those option plans of CombiMatrix set forth in Section 3.3(b) of CombiMatrix Disclosure Schedule (the "CombiMatrix Option Plans"), there is no stock option plan or other plan providing for equity compensation of any person maintained by CombiMatrix. As of March 15, 2002, CombiMatrix has reserved 5,500,000 shares of CombiMatrix Capital Stock for issuance to employees and consultants pursuant to CombiMatrix Option Plans, of which options to purchase 3,873,725 shares remain outstanding and unexercised as of the date hereof. Warrants to purchase 38,050 shares of CombiMatrix Capital Stock have been issued as of the date hereof, all of which remain unexercised as of the date hereof. Section 3.3(b) of CombiMatrix Disclosure Schedule sets forth the name of the holder of any CombiMatrix Capital Stock subject to vesting, the number of shares of CombiMatrix Capital Stock subject to vesting and the vesting schedule for such CombiMatrix Capital Stock, including the extent vested as of the most recent practicable date, and sets forth the name of the holder of any CombiMatrix Options, the number of shares of CombiMatrix Capital Stock subject to such CombiMatrix Options and the vesting schedule for such CombiMatrix Options, including the extent vested to date. Except as set forth in Section 3.3(b) of CombiMatrix Disclosure Schedule, there is no outstanding CombiMatrix Capital Stock which is subject to vesting or CombiMatrix Options, and there are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which CombiMatrix is a party or by which it is bound obligating CombiMatrix to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of CombiMatrix Capital Stock, or obligating CombiMatrix to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. The consummation of the Merger and the transactions contemplated thereby will not result in the acceleration of the vesting of any outstanding CombiMatrix Option under any CombiMatrix Option Plan. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to CombiMatrix. Except as contemplated by this Agreement and the Shareholder Agreement dated April 19, 1996, by and between Acacia and Donald Montgomery, which agreement will terminate on the closing of the Merger, to CombiMatrix's knowledge, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of CombiMatrix.

3.4      COMBIMATRIX FINANCIAL STATEMENTS.
         --------------------------------

         The CombiMatrix Financials (as defined below) were prepared in accordance with GAAP, are consistent with each other, and fairly present in all material respects the financial condition and operating results and cash flows of CombiMatrix as of their respective dates and during the periods indicated therein, subject, in the case of unaudited financial statements, to normal year-end adjustments, which will not be material in amount. CombiMatrix's audited consolidated balance sheet as of December 31, 2001 and its audited consolidated statements of operations and cash flows for the period then ended are referred to herein as the "CombiMatrix Financials."

3.5      NO UNDISCLOSED LIABILITIES.
         ---------------------------

         Except (i) as reflected in the CombiMatrix Financials, (ii) as set forth in Section 3.5 of the CombiMatrix Disclosure Schedule, or (iii) with respect to any matter arising in the ordinary course of business consistent with past practices since December 31, 2001, CombiMatrix has no liability, indebtedness, obligation, expense, claim, deficiency, guarantee or endorsement of any type, including any related to Taxes, whether accrued, absolute, contingent, matured, unmatured or other, which individually or in the aggregate are required to be reflected or reserved against on the balance sheet of CombiMatrix in accordance with GAAP, or that, individually or in the aggregate, would have a Material Adverse Effect on CombiMatrix. In addition, since December 31, 2001, there has not been any declaration, setting aside or payment of a dividend or other distribution with respect to CombiMatrix Capital Stock or any material change in accounting methods or practices by CombiMatrix.

3.6      NO CHANGES.
         ----------

         Since the date of CombiMatrix Financials, except as otherwise expressly contemplated by this Agreement, CombiMatrix has conducted its business in the ordinary course consistent with past practice and there has not been any action, event, occurrence, development, change in method of doing business or state of circumstances or facts that, individually or in the aggregate, has had a Material Adverse Effect on CombiMatrix.

3.7      RESTRICTIONS ON BUSINESS ACTIVITIES.
         ------------------------------------

         Except as described in Section 3.7 of the CombiMatrix Disclosure Schedule as of the date hereof, there is no agreement (non-compete or otherwise), commitment, judgment, injunction, order or decree to which CombiMatrix is a party or otherwise binding upon CombiMatrix which has the effect of prohibiting any business practice of CombiMatrix, any acquisition or property (tangible or intangible) by CombiMatrix or the conduct of the business by CombiMatrix which would have a Material Adverse Effect on CombiMatrix. Without limiting the foregoing, as of the date hereof, CombiMatrix has not entered into any agreement under which CombiMatrix is restricted from selling, licensing or otherwise distributing any of its material technology or products to or providing services to or selling advertising to, customers or potential customers or any class of customers, in any geographic area, during any period of time or in any market which would have a Material Adverse Effect on CombiMatrix.

3.8      BROKERS' AND FINDERS' FEES.
         --------------------------

         Except with respect to a fee of $300,000 to be paid to A.G. Edwards, CombiMatrix has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.9      REORGANIZATION.
         --------------

         As of the date hereof, CombiMatrix does not have any knowledge of any fact or circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization described in section 368(a) of the Code.

                                   ARTICLE IV
                                   ----------

                                    COVENANTS
                                    ---------

4.1      REGISTRATION STATEMENT; PROXY STATEMENT; PROSPECTUS/INFORMATION
         ----------------------------------------------------------------
         STATEMENT.
         ---------

         (a) As soon as practicable after the execution of this Agreement, Acacia shall, with the assistance and cooperation of CombiMatrix, prepare and cause to be filed with the SEC the Form S-4 Registration Statement. The Registration Statement shall include a Proxy Statement to be used for the purpose of soliciting Acacia stockholder approval of the Merger and the issuance of the Acacia CombiMatrix Stock and the Acacia Technologies Stock, and a Prospectus/Information statement to be used for the purpose of offering the Acacia CombiMatrix Stock to CombiMatrix stockholders. The Acacia Common Stock Policies shall be set forth and described in detail in the Form S-4 Registration Statement. Each of Acacia and CombiMatrix shall use all reasonable efforts to cause the Form S-4 Registration Statement to comply with applicable law and the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC, and Acacia and CombiMatrix shall use all reasonable efforts to cause the Proxy Statement and Prospectus/Information Statement to be mailed to their respective stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each of the parties hereto shall promptly furnish to the other party all information concerning itself, its stockholders and its affiliates that may be required or reasonably requested in connection with any action contemplated by this Section 4.1. If any event relating to Acacia or CombiMatrix occurs, or if Acacia or CombiMatrix becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement, then Acacia or CombiMatrix, as applicable, shall inform the other thereof and shall cooperate with each other in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of Acacia and CombiMatrix.

         (b) Prior to the Effective Time, Acacia shall use reasonable efforts to obtain all regulatory or other approvals needed to ensure that the Acacia CombiMatrix Stock to be issued in the Merger: (i) will be registered or qualified under the securities law of every jurisdiction of the United States in which any registered holder of CombiMatrix Common Stock who is receiving shares of registered Acacia CombiMatrix Stock has an address of record or be exempt from such registration and (ii) will be approved for quotation at the Effective Time on the NASDAQ National Market, subject to official notice of issuance; provided, however, that Acacia shall not, pursuant to the foregoing, be required
(A) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified or (B) to file a general consent to service of process in any jurisdiction with respect to matters unrelated to the issuance of Acacia CombiMatrix Stock pursuant hereto.

         (c) Each of Acacia and CombiMatrix (in respect of the information respectively supplied by it) agrees that: (i) none of the information to be supplied by it or its affiliates for inclusion in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) none of the information to be supplied by it or its affiliates for inclusion in the Proxy Statement will, at the time the Proxy Statement is mailed to the stockholders of Acacia or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.2      STOCKHOLDER MEETINGS.
         --------------------

         (a) Acacia shall promptly after the date hereof take all action necessary in accordance with applicable law and its Certificate of Incorporation and Bylaws to hold and convene a meeting of Acacia's stockholders (the "Acacia Stockholders Meeting") as soon as practicable following the date the Registration Statement is declared effective by the SEC. Subject to Section 4.1(a), Acacia shall take all other action necessary or advisable to secure the vote or consent of its stockholders required by applicable law to effect the issuance of shares of Acacia CombiMatrix Stock in the Merger and the Acacia Charter Amendment (the "Required Acacia Stockholder Vote").

         (b) CombiMatrix shall promptly after the date hereof take all action necessary in accordance with applicable law and its Certificate of Incorporation and Bylaws to hold and convene a meeting of CombiMatrix's stockholders (the "CombiMatrix Stockholders Meeting") as soon as practicable following the date the Registration Statement is declared effective by the SEC. Subject to the provisions of Section 4.1(a), CombiMatrix shall take all other action necessary or advisable to secure the vote or consent of its stockholders required by applicable law and contract to effect the Merger and the transactions contemplated hereby (the "Required CombiMatrix Stockholder Vote").

4.3      COOPERATION; ACCESS TO INFORMATION.
         ----------------------------------

         Upon reasonable prior notice, CombiMatrix shall afford Acacia and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to all of its properties, books, contracts, commitments and records, all other information concerning its business, properties and personnel (subject to restrictions imposed by applicable law) as Acacia may reasonably request and all its key employees. Upon reasonable prior notice, CombiMatrix agrees to provide Acacia and its accountants, counsel and other representatives copies of internal financial statements promptly upon request. No information or knowledge obtained in any investigation pursuant to this Section 4.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

4.4      CONDUCT OF BUSINESS OF COMBIMATRIX.
         -----------------------------------

         Except as otherwise contemplated by this Agreement and the other agreements by and between Acacia and CombiMatrix and the several transactions contemplated hereby and thereby, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, CombiMatrix agrees (except to the extent that Acacia shall otherwise have previously consented in writing) to carry on CombiMatrix's business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay or perform other obligations when due (unless such obligations are the subject of a dispute that CombiMatrix is actively seeking to resolve) and, to the extent consistent with such businesses, use their reasonable efforts consistent with past practice and policies to preserve intact CombiMatrix's present business organization, keep available the services of CombiMatrix's present officers and key employees and preserve CombiMatrix's relationship with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, all with the goal of preserving CombiMatrix's goodwill and ongoing businesses at the Effective Time, and to refrain from taking such action that would cause any of the conditions contained in Article V hereof not to be satisfied; provided, however, that CombiMatrix shall not be deemed in breach of this Section 4.4 because of attrition, if any, among CombiMatrix's employees which may occur as a result of the transactions contemplated hereby, so long as CombiMatrix uses all reasonable efforts to retain such employees at CombiMatrix.

4.5      EXPENSES.
         ---------

         Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses.

4.6      PUBLIC DISCLOSURE.
         -----------------

         Without the prior written consent of Acacia, CombiMatrix shall not issue any press release or otherwise making any public statements with respect to this Agreement or the Merger or the transactions contemplated hereby or thereby, except as may be required by law.

4.7      CONSENTS.
         ---------

         CombiMatrix and Acacia shall use commercially reasonable efforts to obtain the consents, waivers, assignments and approvals under any of their respective material contracts as may be required in connection with the Merger so as to preserve all rights of, and benefits to, CombiMatrix and Acacia thereunder.

4.8      REASONABLE EFFORTS.
         ------------------

         Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall use commercially reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents, tax opinions and approvals and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement. Notwithstanding the foregoing, none of Acacia, CombiMatrix or any of their respective subsidiaries shall be required to agree to any divestiture or hold separate or similar transaction by it or any of its subsidiaries or affiliates of shares of capital stock or of any business, assets or property of any of them or any of their subsidiaries or affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

4.9      NOTIFICATION OF CERTAIN MATTERS.
         -------------------------------

         Each of CombiMatrix and Acacia shall give prompt notice to the other party of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of any party contained in this Agreement to be untrue or inaccurate at or prior to the Effective Time such that the conditions set forth in Section 5.2(b) or 5.3(b) would not be satisfied and (ii) any failure of Acacia or CombiMatrix, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder which is likely to cause any condition set in Article V hereof not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 4.9 shall not limit or otherwise affect any remedies available to the party receiving such notice and no disclosure by Acacia or CombiMatrix pursuant to this Section 4.9 shall be deemed to amend or supplement the Acacia Disclosure Schedule or CombiMatrix Disclosure Schedule, respectively, or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

4.10     ADDITIONAL DOCUMENTS AND FURTHER ASSURANCES.
         -------------------------------------------

         Each party hereto, at the request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement, the Merger and the transactions contemplated hereby.

4.11     ASSUMPTION OF COMBIMATRIX OPTIONS; FORM S-8.
         --------------------------------------------

         (a) At the Effective Time, Acacia shall assume all outstanding CombiMatrix Options under CombiMatrix Option Plans and agrees to file, no later than five days after the Closing, a registration statement on Form S-8 covering the shares of Acacia CombiMatrix Stock issuable pursuant to outstanding CombiMatrix Options granted under CombiMatrix Option Plans. CombiMatrix shall cooperate with and assist Acacia in the preparation of such registration statement.

4.12     [INTENTIONALLY OMITTED].
         ------------------------

4.13     OFFICERS' AND DIRECTORS' INDEMNIFICATION.
         ----------------------------------------

         (a) From and after the Effective Time, Acacia will indemnify each officer and director of CombiMatrix as of the Effective Time (an "Indemnified Party") to the fullest extent permitted under applicable law, the Certificate of Incorporation and Bylaws of CombiMatrix and any agreement between the Indemnified Party and CombiMatrix, in each case as in effect as of the date hereof with respect to any claim, liability, loss, damage, judgment, fine, penalty, amount paid in settlement or compromise, cost or expense based in whole or in part on, or arising in whole or in part out of, the fact that the Indemnified Party was a director or officer of CombiMatrix at or prior to the Effective Time. The rights under this Section 4.13 are contingent upon the occurrence of, and will survive consummation of, the transactions contemplated hereby and are expressly intended to benefit each Indemnified Party.

         (b) Without limiting the provisions of paragraph (a), after the Effective Time Acacia will indemnify and hold harmless each Indemnified Party against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent arising out of or pertaining to any action or omission in his or her capacity as a director or officer of CombiMatrix or any of CombiMatrix Subsidiaries arising out of or pertaining to the transactions contemplated by this Agreement (except in respect of actions or omissions that constitute bad faith, willful misconduct or a breach of duty of loyalty) for a period of three years after the Effective Time; provided, however, that if, at any time prior to the third anniversary of the Effective Time, any Indemnified Party delivers to Acacia a written notice asserting a claim for indemnification under this Section 4.13, then the claim asserted in such notice shall survive the third anniversary of the Effective Time until such time as such claim is fully and finally resolved. In the event of any such claim, action, suit, proceeding or investigation Acacia will pay the reasonable fees and expenses of counsel for the Indemnified Party promptly after statements therefor are received (provided that in the event that any Indemnified Party is not entitled to indemnification hereunder, any amounts advanced on his or her behalf shall be remitted to Acacia); provided, however, that Acacia will not be liable for any settlement effected without its express written consent. The Indemnified Parties as a group may retain only one law firm (in addition to local counsel) to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

         (c) Without limiting any of the obligations of Acacia set forth elsewhere in this Section 4.13, Acacia shall maintain in effect, during the three-year period commencing as of the Effective Time, a policy of directors' and officers' liability insurance for the benefit of each of the Indemnified Parties providing coverage and containing terms no less advantageous to the Indemnified Parties than the coverage and terms of CombiMatrix's existing policy of directors' and officers' liability insurance; provided, however, that Acacia shall not be required to pay a per annum premium in excess of 150% of the per annum premium that CombiMatrix currently pays for its existing policy of directors' and officers' liability insurance (it being understood that, if the premium required to be paid by Acacia for such policy would exceed such 150% amount, then the coverage of such policy shall be reduced to the maximum amount that be obtained for a per annum premium in such 150% amount).

         (d) This Section 4.13 will survive the consummation of the Merger, is intended to benefit and may be enforced by each of the Indemnified Parties following the Effective Time, and will be binding on all successors and assigns of Acacia.

4.14     CERTAIN TAX MATTERS.
         -------------------

         (a)      CERTAIN TAX OPINIONS.
                  --------------------

                  (i) [Intentionally Omitted].

                  (ii) Acacia and CombiMatrix each agree to furnish PricewaterhouseCoopers LLP ("PWC") a certificate dated as of the Closing Date signed by an officer of Acacia and CombiMatrix, as the case may be, having authority to sign such certificate, which certificate shall contain such customary representations as reasonably requested by PWC (the "Closing Tax Certificates") in connection with the issuance of the PWC Closing Tax Opinions (as defined in Section 5.1(e) of this Agreement).

                  (iii) Acacia and CombiMatrix shall cooperate in causing the Merger to qualify as a tax-free reorganization under Code Section 368(a), including the reporting of the Merger as qualifying as such a reorganization on all relevant federal, state, local and foreign tax returns. Acacia and CombiMatrix covenant and agree that they each shall not take any position or action inconsistent with the Closing Tax Certificates. Acacia and CombiMatrix covenant and agree to (and to cause any affiliate or successor to their assets or business to) vigorously and in good faith defend all challenges to the tax-free status of the Merger.

                  (iv) It is understood and agreed that PWC, shall issue the PWC Closing Tax Opinions to the effect that the Merger will qualify as a reorganization under Code Section 368(a) and related matters for description, and inclusion as an exhibit, in the Form S-4 Registration Statement and the Proxy Statement.

         (b)      TAX COVENANTS.
                  -------------

         Acacia and CombiMatrix covenant to each other that none of Acacia, CombiMatrix or any of their respective subsidiaries has taken (or will take) any action, including, without limitation, any action inconsistent with any representation, warranty, or covenant made or to be made in connection with the opinions to be delivered pursuant to Section 5.1(e) hereof. In addition, Acacia and CombiMatrix each agree that in the event such party becomes aware of any such fact or circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization described in section 368(a) of the Code, it will promptly notify the other party in writing.

4.15     EXEMPTION FROM LIABILITY UNDER SECTION 16(b).
         --------------------------------------------

         Assuming that CombiMatrix delivers to Acacia the Section 16 Information (as defined below) reasonably in advance of the Effective Time, the Board of Directors of Acacia, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing that the receipt by CombiMatrix Insiders (as defined below) of Acacia CombiMatrix Stock in the Merger, and of options to purchase Acacia CombiMatrix Stock upon conversion of options to purchase shares of CombiMatrix Common Stock, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information provided by CombiMatrix to Acacia prior to the Effective Time, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act such that any such receipt shall be so exempt. "Section 16 Information" shall mean information accurate in all respects regarding CombiMatrix Insiders, the number of shares of Acacia Common Stock held by each such CombiMatrix Insider and expected to be exchanged for Acacia CombiMatrix Stock in the Merger, and the number and description of the options to purchase shares of CombiMatrix Common Stock held by each such CombiMatrix Insider and expected to be converted into options to purchase shares of Acacia CombiMatrix Stock in connection with the Merger. "CombiMatrix Insiders" shall mean those officers and directors of CombiMatrix who will be subject to the reporting requirements of Section 16(a) of the Exchange Act as a result of their service as a director or executive officer of Acacia after the Effective Time and who are listed in the Section 16 Information.

4.16     AGREEMENTS FROM CERTAIN AFFILIATES OF COMBIMATRIX.
         -------------------------------------------------

         No later fifteen (15) days after the date hereof, CombiMatrix shall provide to Acacia a list of those persons who are, in CombiMatrix's reasonable judgment, affiliates of CombiMatrix ("Affiliates") for purposes of Rule 145(c) under the Securities Act. CombiMatrix shall provide Acacia such information and documents as Acacia shall reasonably request for purposes of reviewing such list and shall notify Acacia in writing regarding any change in the identity of its Affiliates prior to the Closing Date. In order to help ensure that the issuance of and any resale of Acacia CombiMatrix Stock will comply with the Securities Act and that the Merger will be treated as a tax-free reorganization, CombiMatrix shall use its reasonable best efforts to deliver or cause to be delivered to Acacia, as soon as practicable and in any case prior to the mailing of the Proxy Statement (or, in the case of any person who becomes an Affiliate after such date, as soon as practicable after such person becomes an Affiliate), an Affiliate Agreement executed by each of its Affiliates. Acacia shall be entitled to place appropriate legends on the certificates evidencing any shares of Acacia CombiMatrix Stock to be issued to Affiliates of CombiMatrix, and to issue appropriate stop transfer instructions to the transfer agent for Acacia CombiMatrix Stock, setting forth restrictions on transfer consistent with the terms of the Affiliate Agreement.

                                   ARTICLE V
                                   ---------

                            CONDITIONS TO THE MERGER
                            ------------------------

5.1      CONDITIONS TO OBLIGATIONS OF EACH PARTY.
         ---------------------------------------

         The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

         (a)      NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY.
                  ----------------------------------------

         No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation, injunction order or decree enacted, entered, enforced, promulgated, issued or deemed applicable to the Merger which makes the consummation of the Merger illegal.

         (b)      STOCKHOLDER APPROVALS.
                  ---------------------

         This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, of the stockholders of Acacia and CombiMatrix and the Acacia Charter Amendment shall have been approved by the requisite vote under applicable law, of the stockholders of Acacia, and the Acacia Charter Amendment shall have been filed with the Secretary of State of Delaware.

         (c)      LISTING.
                  -------

         The shares of Acacia CombiMatrix Stock and Acacia Technologies Stock to be issued in the Merger to the stockholders of CombiMatrix shall have been approved for listing, subject to official notice of issuance, on the NASDAQ National Market.

         (d)      EFFECTIVENESS OF REGISTRATION STATEMENT.
                  ---------------------------------------

         The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect thereto, and no similar proceeding in respect of the Proxy Statement shall have been initiated or threatened in writing by the SEC.

         (e)      TAX OPINIONS.
                  ------------

         Each of Acacia and CombiMatrix shall have received an opinion of PricewaterhouseCoopers LLP (the "PWC Closing Tax Opinions"), based upon the Closing Tax Certificates, which opinions shall be satisfactory to Acacia and CombiMatrix in their reasonable discretion, to the effect that the Merger will be treated as a reorganization described in Section 368(a) of the Code, and

Acacia shall not recognize gain or loss by reason of the issuance of the Acacia CombiMatrix Stock, under the law in effect as of the Closing Date. The parties to this Agreement agree to make such other reasonable representations as requested by PricewaterhouseCoopers LLP for the purpose of rendering any such opinion.

5.2      CONDITIONS TO OBLIGATIONS OF ACACIA.
         -----------------------------------

         The obligations of Acacia to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Acacia:

         (a)      REPRESENTATIONS, WARRANTIES AND COVENANTS.
                  -----------------------------------------

         The representations and warranties of CombiMatrix in this Agreement shall be true and correct in all respects on and as of the Effective Time as though such representations and warranties were made on and as of such time, except for those representations and warranties which address matters only as of a particular date (which shall be true and correct only as of such date) and such inaccuracies as individually or in the aggregate would not have a Material Adverse Effect on CombiMatrix, and CombiMatrix shall have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by CombiMatrix as of the Effective Time.

         (b)      NO MATERIAL ADVERSE EFFECT.
                  --------------------------

         No Material Adverse Effect with respect to CombiMatrix shall have occurred since the date of this Agreement and no events or circumstances shall have occurred since the date hereof that would have a Material Adverse Effect on CombiMatrix (except for any Material Adverse Effect that shall have been cured without such cure resulting or reasonably being expected to result in a Material Adverse Effect on CombiMatrix).

         (c)      MATERIAL ADVERSE TAX CONSEQUENCE.
                  --------------------------------

         There shall not have been a Change of Law (as defined below) that, in the good faith judgment of Acacia after consultation with its external advisors, could, if adopted, be reasonably likely to have a material adverse tax consequence to Acacia, CombiMatrix and/or their respective shareholders, arising from the transactions contemplated by this Agreement. For purposes of this Agreement, a "Change of Law" means (i) a published Treasury Regulation (including a proposed or final regulation, Revenue Ruling, Revenue Procedure, or notice of intention to issue a regulation), (ii) administrative or judicial pronouncement (including a private letter ruling, case, technical advice memorandum, or other form of notice), (iii) proposal made by or on behalf of any United States Congressional tax writing committee (or any chair thereof), or
(iv) legislation introduced in either house of United States Congress (including any committee thereof).

         (d)      THIRD PARTY CONSENTS.
                  --------------------

         Any and all consents, waivers, assignments and approvals listed in
Section 3.2 of CombiMatrix Disclosure Schedule (other than those whose failure to obtain, individually or in the aggregate, would not have a Material Adverse Effect on CombiMatrix) shall have been obtained.

         (e)      CERTIFICATE OF COMBIMATRIX.
                  --------------------------

         Acacia shall have been provided with a certificate executed on behalf of CombiMatrix by its President and Chief Executive Officer, its Chief Operating Officer or its Chief Financial Officer to the effect that, as of the Effective Time, the conditions set forth in Sections 5.2(a) and (b) and 5.3(c) have been met.

         (f)      DISSENTING SHARES.
                  -----------------

         No more than one percent (1%) of the shares of CombiMatrix Common Stock shall be Dissenting Shares.

         (g)      MARKET STAND-OFF AGREEMENTS.
                  ---------------------------

         Each director, officer and employee of CombiMatrix who also holds shares of CombiMatrix Capital Stock or a CombiMatrix Option shall have executed a Market Standoff Agreement in form and substance reasonably satisfactory to Acacia pursuant to which each such stockholder shall have agreed not to sell any shares of Acacia CombiMatrix Stock received in the Merger for a period of six
(6) months after the Effective Time, and each such Market Standoff Agreement shall be in full force and effect.

         (h)      [INTENTIONALLY OMITTED].
                  -----------------------

         (i)      NO CHANGE IN CONTROL UNDER SEVERANCE PLAN.
                  -----------------------------------------

         Acacia shall have received such documents, confirmations or agreements from executive officers, and other evidence as are reasonably acceptable to Acacia that the Merger and the transactions contemplated thereby will not constitute a "Change in Control" for purposes of the CombiMatrix Executive Severance Plan.

5.3      CONDITIONS TO THE OBLIGATIONS OF COMBIMATRIX.
         --------------------------------------------

         The obligations of CombiMatrix to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by CombiMatrix:

         (a)      REPRESENTATIONS, WARRANTIES AND COVENANTS.
                  -----------------------------------------

         The representations and warranties of Acacia in this Agreement shall be true and correct in all respects on and as of the Effective Time as though such representations and warranties were made on and as of the Effective Time, except for those representations and warranties which address matters only as of a particular date (which shall be true and correct only as of such date) and such inaccuracies as individually or in the aggregate would not have a Material Adverse Effect on Acacia or CombiMatrix, and Acacia shall have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by them as of the Effective Time.

         (b)      NO MATERIAL ADVERSE EFFECT.
                  --------------------------

         No Material Adverse Effect with respect to the CombiMatrix shall have occurred since the date of this Agreement and no events or circumstances shall have occurred since the date hereof that would have a Material Adverse Effect on the CombiMatrix (except for any Material Adverse Effect that shall have been cured without such cure resulting or reasonably being expected to result in a Material Adverse Effect on CombiMatrix).

         (c)      MATERIAL ADVERSE TAX CONSEQUENCE.
                  --------------------------------

         There shall not have been a Change of Law that, in the good faith judgment of CombiMatrix after consultation with its external advisors, could, if adopted, be reasonably likely to have a material adverse tax consequence to CombiMatrix, Acacia and/or their respective shareholders, arising from the transactions contemplated by this Agreement.

         (d)      THIRD PARTY CONSENTS.
                  --------------------

         Any and all consents, waivers, assignments and approvals listed in
Section 2.5 of the Acacia Disclosure Schedule (other than those whose failure to obtain, individually or in the aggregate, would not have a Material Adverse Effect on CombiMatrix's business) shall have been obtained.

         (e)      CERTIFICATE OF ACACIA.
                  ---------------------

         CombiMatrix shall have been provided with a certificate executed on behalf of Acacia by officers with titles of Senior Vice President or above to the effect that, as of the Effective Time, the conditions set forth in Sections 5.2(c) and 5.3(a) and (b) have been met.

         (f)      LEGAL OPINION.
                  -------------

         CombiMatrix shall have received an opinion of Allen Matkins Leck Gamble & Mallory LLP, dated the Closing Date, as to the due and valid authorization and issuance of the Acacia CombiMatrix Stock and otherwise in form and substance customary for transactions of this nature.

         (g)      FAIRNESS OPINION; RECOMMENDATION OF SPECIAL COMMITTEE.
                  -----------------------------------------------------

         CombiMatrix shall have received an opinion of an investment banker of national reputation (which may be A.G. Edwards) as to the fairness of the Merger, including the consideration to be paid in connection therewith, to CombiMatrix and its stockholders from a financial point of view and the Special Committee of the Board of Directors of CombiMatrix shall have recommended approval of the Merger.

                                   ARTICLE VI
                                   ----------

                        TERMINATION, AMENDMENT AND WAIVER
                        ---------------------------------

6.1      TERMINATION.
         -----------

         This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

                  (a) by mutual consent of Acacia and CombiMatrix;

                  (b) by CombiMatrix or Acacia if: (i) the Effective Time has not occurred by December 31, 2002; provided, however, that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement; provided, further, that any party terminating this Agreement pursuant to this
Section 6.1(b)(i) shall provide the other party with written notice of such termination, which notice shall set forth those conditions to such party's obligations hereunder that have not been satisfied as of such date; (ii) there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Merger; or (iii) there shall be any statute, rule, regulation, injunction, order or decree enacted, entered, enforced, promulgated, issued or deemed applicable to the Merger which makes consummation of the Merger illegal.

                  (c) by CombiMatrix or Acacia if (i) the CombiMatrix Stockholders Meeting (including any adjournments or postponements thereof) shall have been held and completed and CombiMatrix's stockholders shall have taken a final vote on the matters set forth in Section 4.2 hereof, and such matters shall not have been approved at such meeting by the Required CombiMatrix Stockholder Vote (provided, further, that the right to terminate this Agreement under this Section 6.1(c) shall not be available to CombiMatrix or Acacia where the failure to obtain the Required CombiMatrix Stockholder Vote shall have been caused by the action or failure to act of such party and such action or failure to act constitutes a material breach by such party of this Agreement) or (ii) the Acacia Stockholders Meeting (including any adjournments or postponements thereof) shall have been held and completed and Acacia's stockholders shall have taken a final vote on the matters set forth in Section 4.2 hereof, and such matters shall not have been approved at such meeting by the Required Acacia Stockholder Vote (provided, further, that the right to terminate this Agreement under this Section 6.1(c) shall not be available to Acacia or CombiMatrix where the failure to obtain the required Acacia Stockholder Vote shall have been caused by the action or failure to act of such party and such action or failure to act constitutes a material breach by such party of this Agreement);

                  (d) by CombiMatrix if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty or covenant contained in this Agreement on the part of Acacia, or if any representation or warranty on the part of Acacia shall have become untrue (except for those representations and warranties which address matters only as of a particular date, which shall be true and correct only as of such date), and such inaccuracy in such representation or warranty or breach shall not have been cured within thirty (30) calendar days after written notice to Acacia, except for such breaches and inaccuracies as individually or in the aggregate would not have a Material Adverse Effect on CombiMatrix; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured;

                  (e) by Acacia if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty or covenant contained in this Agreement on the part of CombiMatrix, or if any representation or warranty of CombiMatrix shall have become untrue (except for those representations and warranties which address matters only as of a particular date, which shall be true and correct only as of such date) and such inaccuracy in such representations and warranties or such breach shall not have been cured within thirty (30) calendar days after written notice to CombiMatrix, except for such breaches and inaccuracies as individually or in the aggregate would not have a Material Adverse Effect on Acacia; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured;

6.2      EFFECT OF TERMINATION.
         ---------------------

         In the event of termination of this Agreement as provided in Section 6.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acacia, Acquisition Company or CombiMatrix, or their respective officers, directors or stockholders, provided that each party shall remain liable for any willful breaches of such party's covenants hereunder or intentional or willful breaches of such party's representations and warranties hereunder prior to its termination; provided, further, that the provisions of Section 4.5 of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

6.3      AMENDMENT.
         ---------

         This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of Acacia, Acquisition Company and CombiMatrix.

6.4      EXTENSION; WAIVER.
         -----------------

         At any time prior to the Effective Time, Acacia and CombiMatrix may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE VII
                                   -----------

                               GENERAL PROVISIONS
                               ------------------

7.1      SURVIVAL.
         --------

         Except with respect to the indemnification provisions set forth in
Section 4.13, the representations, warranties, covenants and other agreements made by Acacia and CombiMatrix contained herein or in any instrument delivered pursuant to this Agreement shall terminate and be of no further force or effect on the date that is 180 days following the Effective Time.

7.2      DISCLAIMER OF OTHER REPRESENTATIONS AND WARRANTIES.
         --------------------------------------------------

         No party hereto makes any representation or warranty other than those representations and warranties set forth in this Agreement (including Exhibits and Schedules hereto).

7.3      NOTICES.
         -------

         All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified (return receipt requested) or overnight mail or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that notices sent by mail will not be deemed given until received:

                  (a)      if to Acacia or Acquisition Company:

                           Acacia Research Corporation
                           500 Newport Center Drive, 7th Floor
                           Newport Beach, CA  92660
                           Attention:  Robert A. Berman
                           Telephone No.:  (949) 480-8300
                           Facsimile No.:  (949) 480-8301

                           with a copy to:

                           Allen Matkins Leck Gamble & Mallory LLP
                           1901 Avenue of the Stars, Suite 1800
                           Los Angeles, CA  90067-6019
                           Attention:  Mark Kelson
                           Telephone No.:  310-788-2429
                           Facsimile No.: 310-788-2410

                  (b)      if to CombiMatrix:

                           CombiMatrix Corporation
                           6500 Harbour Heights Parkway, Suite 301
                           Mukilteo, WA  98275

                           Attention:  Amit Kumar, Ph.D.
                           Telephone No.:  (425) 493-2000
                           Facsimile No.:  (425) 493-2010


7.4      INTERPRETATION.
         --------------

         The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

7.5      COUNTERPARTS.
         ------------

         This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

7.6      ENTIRE AGREEMENT; ASSIGNMENT.
         ----------------------------

         This Agreement, the Exhibits hereto and the documents and instruments and other agreements among the parties and/or their affiliates hereto referenced herein or entered into in connection herewith: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof; and (b) shall not be assigned (other than by operation of law) without the written consent of the other party. The obligations of the parties hereto shall be binding on the respective legal successor and assigns to the parties and the successors in interest of all or substantially all of the business of the respective parties.

7.7      SEVERABILITY.
         ------------

         In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

7.8      OTHER REMEDIES.
         --------------

         Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

7.9      GOVERNING LAW.
         -------------

         This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

7.10     RULES OF CONSTRUCTION.
         ---------------------

         The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefor, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

7.11     SPECIFIC PERFORMANCE.
         --------------------

         The parties hereto agree that irreparable damage could occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties will be entitled to the remedy of specific performance of the terms hereof, in addition to any other right or remedy any person hereto may have at law or in equity.

         IN WITNESS WHEREOF, Acacia, Acquisition Company and CombiMatrix have caused this Agreement to be signed, all as of the date first written above.

                                       ACACIA RESEARCH CORPORATION

                                       By:
                                                --------------------------------
                                       Name:
                                                --------------------------------
                                       Title:
                                                --------------------------------

                                       COMBI ACQUISITION CORP.

                                       By:
                                                --------------------------------
                                       Name:
                                                --------------------------------
                                       Title:
                                                --------------------------------

                                       COMBIMATRIX CORPORATION

                                       By:
                                                --------------------------------
                                       Name:
                                                --------------------------------
                                       Title:
                                                --------------------------------

                                     ANNEX B
                                     -------

                 PROPOSED RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                           ACACIA RESEARCH CORPORATION



                                    ARTICLE I
                                      NAME

 The name of the corporation is Acacia Research Corporation (the "Corporation").

                                   ARTICLE II
                          ADDRESS OF REGISTERED OFFICE;
                            NAME OF REGISTERED AGENT

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at that address is The Corporation Trust Company.

                                   ARTICLE III
                                     PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL").

                                   ARTICLE IV
                                  CAPITAL STOCK

         SECTION 1.

                  SECTION 1.1 AUTHORIZATION. The aggregate number of shares of stock which the Corporation shall have authority to issue is one hundred and ten million (110,000,000) shares, of which fifty million (50,000,000) shares shall be shares of a class of common stock designated as "Acacia Research - CombiMatrix Common Stock," having a par value of $0.001 per share (the "CombiMatrix Stock"), fifty million (50,000,000) shares shall be shares of a class of common stock designated as "Acacia Research - Acacia Technologies Common Stock," having a par value of $0.001 per share (the "Acacia Technologies Stock"), and ten million (10,000,000) shares shall be shares of a class of preferred stock having a par value of $0.001 per share (the "Preferred Stock") and issuable in one or more series as hereinafter provided. For purposes of this
Article IV, references to the "Board of Directors" shall refer to the Board of Directors of the Corporation, as established in accordance with Article V of the certificate of incorporation of the Corporation, and references to "the Certificate of Incorporation" shall refer to this Restated Certificate of Incorporation as the same may be amended from time to time. Certain capitalized terms used in this Article IV, shall have the meanings set forth in Section 2.6 of this Article. For purposes of this Article IV, the CombiMatrix Stock, when issued, shall be considered issued in respect of the CombiMatrix Group and the Acacia Technologies Stock, when issued, shall be considered issued in respect of the Acacia Technologies Group. The number of authorized shares of any class or classes of capital stock of the Corporation may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Corporation entitled to vote generally in the election of directors.

                  SECTION 1.2 Upon this Restated Certificate of Incorporation becoming effective pursuant to the DGCL (the "Effective Time"), and without any further action on the part of the Corporation or its stockholders, each share of the Corporation's existing Common Stock, having a par value of $0.001 per share, then issued (including shares held in the treasury of the Corporation) ("Existing Common Stock"), shall be automatically reclassified, changed and converted into one (1) fully paid and non-assessable share of Acacia Technologies Stock and (0.___) fully paid and non-assessable shares of CombiMatrix Stock. Any stock certificate which, immediately prior to the Effective Time, represents shares of Existing Common Stock, will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of shares as indicated above in this
Section 1.2 of Acacia Technologies Stock and CombiMatrix Stock. As soon as practicable after the Effective Time, the Corporation's transfer agent shall mail a transmittal letter to each record holder who then holds shares of Acacia Technologies Stock and CombiMatrix Stock, informing such persons of this reclassification with appropriate instructions on exchanging certificates representing such shares and other relevant matters. The Acacia Technologies Stock and CombiMatrix Stock are hereinafter collectively referred to as the "Common Stock" and either shall sometimes be called a class of Common Stock.

         SECTION 2. COMMON STOCK. The voting powers, preferences and relative, participating, optional or other special rights of the Common Stock, and the qualifications and restrictions thereon, shall be as follows in this Section 2.

                  SECTION 2.1 DIVIDENDS. Subject to any preferences and relative, participating, optional or other special rights of any outstanding class or series of preferred stock of the Corporation and any qualifications or restrictions on either class of Common Stock created thereby, dividends may be declared and paid upon either class of Common Stock, upon the terms with respect to each such class, and subject to the limitations provided for below in this
Section 2.1, as the Board of Directors may determine.

                           (a) DIVIDENDS ON COMBIMATRIX STOCK. Dividends on
CombiMatrix Stock may be declared and paid only out of the lesser of (i) the funds of the Corporation legally available therefor and (ii) the CombiMatrix Group Available Dividend Amount.

                           (b) DIVIDENDS ON ACACIA TECHNOLOGIES STOCK. Dividends
on Acacia Technologies Stock may be declared and paid only out of the lesser of
(i) the funds of the Corporation legally available therefor and (ii) the Acacia Technologies Group Available Dividend Amount.

                           (c) DISCRIMINATION IN DIVIDENDS BETWEEN CLASSES OF
COMMON STOCK. The Board of Directors, subject to the provisions of Sections

2.1(a) and 2.1(b), may at any time declare and pay dividends exclusively on CombiMatrix Stock, exclusively on Acacia Technologies Stock, or on both such classes, in equal or unequal amounts, notwithstanding the relative amounts of the Available Dividend Amount with respect to either Group, the amount of dividends previously declared on either class, the respective voting or liquidation rights of either class or any other factor.

                           (d) SHARE DISTRIBUTIONS. Except as permitted by
Sections 2.4(a) and 2.4(b), the Board of Directors may declare and pay dividends or distributions of shares of CombiMatrix Stock or Acacia Technologies Stock (or Convertible Securities convertible into or exchangeable or exercisable for shares of CombiMatrix Stock or Acacia Technologies Stock) on shares of a class of Common Stock or shares of a class or series of preferred stock of the Corporation only as follows:

                                    (i) dividends or distributions of shares of
CombiMatrix Stock (or Convertible Securities convertible into or exchangeable or exercisable for shares of CombiMatrix Stock) on shares of CombiMatrix Stock or shares of preferred stock attributed to the CombiMatrix Group; and

                                    (ii) dividends or distributions of shares of
Acacia Technologies Stock (or Convertible Securities convertible into or exchangeable or exercisable for shares of Acacia Technologies Stock) on shares of Acacia Technologies Stock or shares of preferred stock attributed to the Acacia Technologies Group.

         For purposes of this Section 2.1(d), any outstanding Convertible Securities that are convertible into or exchangeable or exercisable for any other Convertible Securities which are themselves convertible into or exchangeable or exercisable for CombiMatrix Stock or Acacia Technologies Stock (or other Convertible Securities that are so convertible, exchangeable or exercisable) shall be deemed to have been converted, exchanged or exercised in full for such Convertible Securities.

                  SECTION 2.2 VOTING RIGHTS.

                           (a) GENERAL. Except as otherwise provided by law, by
the terms of any outstanding class or series of preferred stock of the Corporation or by any provision of the Certificate of Incorporation restricting the power to vote on a specified matter to other stockholders, the entire voting power of the stockholders of the Corporation shall be vested in the holders of the Common Stock, who shall be entitled to vote on any matter on which the holders of stock of the Corporation shall, by law or by the provisions of the Certificate of Incorporation or Bylaws of the Corporation, be entitled to vote, and both classes of Common Stock shall vote thereon together as a single class.

                           (b) NUMBER OF VOTES FOR EACH CLASS OF COMMON STOCK.
On each matter to be voted on by the holders of both classes of Common Stock voting together as a single class, the number of votes per share of each class shall be as follows:

                                    (i) each outstanding share of CombiMatrix
Stock shall have one vote; and

                                    (ii) each outstanding share of Acacia
Technologies Stock shall have a number of votes (including a fraction of one vote) equal to the quotient (rounded to the nearest three decimal places) of the average Market Value of one share of Acacia Technologies Stock during the 20-Trading Day Period ending on the tenth Trading Day prior to the record date for determining the stockholders entitled to vote, divided by the average Market Value of a share of CombiMatrix Stock during such 20-Trading Day period.

         Notwithstanding the foregoing, if shares of only one class of Common Stock are outstanding on the record date for determining the holders of Common Stock entitled to vote on any matter, then each share of that class shall be entitled to one vote and, if either class of Common Stock is entitled to vote as a separate class with respect to any matter, each share of that class shall, for purpose of such vote, be entitled to one vote on such matter.

         In addition to any provision of law or any provision of the Certificate of Incorporation entitling the holders of outstanding shares of CombiMatrix Stock or Acacia Technologies Stock to vote as a separate class, the Board of Directors may condition the approval of any matter submitted to stockholders on receipt of a separate vote of the holders of outstanding shares of CombiMatrix Stock or Acacia Technologies Stock.

                  SECTION 2.3 LIQUIDATION RIGHTS. In the event of any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and the full preferential amounts (including any accumulated and unpaid dividends) to which the holders of any outstanding shares of preferred stock of the Corporation are entitled (regardless of the Group to which such shares of preferred stock were attributed), the holders of the CombiMatrix Stock and Acacia Technologies Stock shall be entitled to receive the assets, if any, of the Corporation remaining for distribution to holders of Common Stock on a per share basis in proportion to the respective liquidation units per share of such class. Each share of CombiMatrix Stock shall have one liquidation unit and each share of Acacia Technologies Stock shall have a number of liquidation units (including a fraction of one liquidation unit) equal to the quotient (rounded to the nearest five decimal places) of the average Market Value of one share of Acacia Technologies Stock during the 20-Trading Day period ending on the 40th Trading Day after the effective date of this Certificate of Incorporation, divided by the average Market Value of one share of CombiMatrix Stock during such 20-Trading Day period. Neither the merger nor consolidation of the Corporation into or with any other corporation, nor a sale, transfer or lease of all or any part of the assets of the Corporation, shall, alone, be deemed a liquidation or winding up of the Corporation or cause the dissolution of the Corporation, for purposes of this Section 2.3.

         If the Corporation shall in any manner subdivide (by stock split, reclassification or otherwise) or combine (by reverse stock split, reclassification or otherwise) the outstanding shares of CombiMatrix Stock or Acacia Technologies Stock, or declare a dividend in shares of either class to holders of such class, the per share liquidation units of either class of Common Stock specified in the preceding paragraph of this Section 2.3, as adjusted from time to time, shall be appropriately adjusted as determined by the Board of Directors, so as to avoid dilution in the aggregate, relative liquidation rights of the shares of any class of Common Stock.

                  SECTION 2.4 CONVERSION OR REDEMPTION OF THE COMMON STOCK. CombiMatrix Stock is subject to conversion or redemption and Acacia Technologies Stock is subject to conversion or redemption, in each case, upon the terms provided below in this Section 2.4; provided, however, that neither class of Common Stock may be converted or redeemed if the other class of Common Stock has been converted or redeemed in its entirety or notice thereof shall have been given as required by this Section 2.4.

                           (a) MANDATORY AND OPTIONAL CONVERSION AND REDEMPTION
OF COMBIMATRIX STOCK OTHER THAN FOR COMBIMATRIX SUBSIDIARY STOCK.

                                    (i) In the event of the Disposition, in one
transaction or a series of related transactions, by the Corporation and/or its subsidiaries of all or substantially all of the properties and assets attributed to the CombiMatrix Group to one or more persons or entities (other than the Disposition (w) by the Corporation of all or substantially all of its properties and assets in one transaction or a series of related transactions in connection with the dissolution, liquidation or winding up of the Corporation and the distribution of assets to stockholders as referred to in Section 2.3, (x) of the properties and assets attributed to the CombiMatrix Group as contemplated by
Section 2.4(c) or otherwise to all holders of shares of CombiMatrix Stock divided among such holders on a pro rata basis in accordance with the number of shares of CombiMatrix Stock outstanding, (y) to any person or entity controlled (as determined by the Board of Directors) by the Corporation or (z) in connection with a Related Business Transaction in respect of the CombiMatrix Group), the Corporation shall, on or prior to the 95th Trading Day after the date of consummation of such Disposition (the "Disposition Date"), pay a dividend on CombiMatrix Stock or redeem some or all of CombiMatrix Stock or convert CombiMatrix Stock into Acacia Technologies Stock (or another class or series of common stock of the Corporation), all as provided by the following Sections 2.4(a)(i)(1) and 2.4(a)(i)(2) and, to the extent applicable, by Section 2.4(f), as the Board of Directors shall have selected among such alternatives:

                                    (1) provided that there are funds of the
         Corporation legally available therefor:

                                             (A) to the holders of the shares of
         CombiMatrix Stock a dividend pro rata in accordance with the number of shares of CombiMatrix Stock held by each such holder, as the Board of Directors shall have declared subject to compliance with Section 2, in cash and/ or in securities (other than a dividend of shares of a class of Common Stock) or other property having a Fair Value as of the Disposition Date in the aggregate equal to the Fair Value as of the Disposition Date of the Net Proceeds of such Disposition; or

                                             (B) (I) subject to the last
         sentence of this Section 2.4(a)(i), if such Disposition involves all (not merely substantially all) of the properties and assets attributed to the CombiMatrix Group, redeem or exchange as of the Redemption Date determined as provided by Section 2.4(f)(iii), all outstanding shares of CombiMatrix Stock in exchange for, on a pro rata basis, cash and/or for securities (other than shares of a class of

         Common Stock) or other property having a Fair Value as of the Disposition Date in the aggregate equal to the Fair Value as of the Disposition Date of the Net Proceeds of such Disposition; or

                                                 (II) subject to the last
         sentence of this Section 2.4(a)(i), if such Disposition involves substantially all (but not all) of the properties and assets attributed to the CombiMatrix Group, redeem or exchange as of the Redemption Date determined as provided by Section 2.4(f)(iv) such number of whole shares of CombiMatrix Stock (which may be all, but not more than all, of such shares outstanding) as have in the aggregate an average Market Value during the period of ten consecutive Trading Days beginning on the 26th Trading Day immediately succeeding the Disposition Date closest to the Fair Value as of the Disposition Date of the Net Proceeds of such Disposition in consideration for, on a pro rata basis, cash and/or securities (other than shares of a class of Common Stock) or other property having a Fair Value as of the Disposition Date in the aggregate equal to such Fair Value of the Net Proceeds; or

                                    (2) declare that each outstanding share of
         CombiMatrix Stock shall be converted as of the Conversion Date determined as provided by Section 2.4(f)(v) into a number of fully paid and nonassessable shares of Acacia Technologies Stock (or, if Acacia Technologies Stock is not Publicly Traded at such time and shares of another class or series of common stock of the Corporation (other than CombiMatrix Stock) are then Publicly Traded, of such other class or series of the common stock of the Corporation as has the largest Market Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of such conversion required by Section 2.4(f)(v)) equal to 110% of the ratio, expressed as a decimal fraction rounded to the nearest five decimal places, of the average Market Value of one share of CombiMatrix Stock over the period of ten consecutive Trading Days beginning on the 26th Trading Day immediately succeeding the Disposition Date to the average Market Value of one share of Acacia Technologies Stock (or such other class or series of common stock) over the same ten Trading Day period.

         Notwithstanding the foregoing provisions of this Section 2.4(a)(i), the Corporation shall redeem shares of a class of Common Stock as provided by
Section 2.4(a)(i)(1)(B)(I) or (II) only if the amount to be paid in redemption of such stock is less than or equal to the CombiMatrix Group Available Dividend Amount as of the Redemption Date.

                                    (ii) For purposes of this Section 2.4(a):
(1) as of any date, "substantially all of the properties and assets" attributed to the CombiMatrix Group shall mean a portion of such properties and assets (A) that represents at least 80% of the Fair Value of the properties and assets attributed to the CombiMatrix Group as of such date or (B) from which were derived at least 80% of the aggregate revenues for the immediately preceding twelve fiscal quarterly periods of the Corporation (calculated on a pro forma basis to include revenues derived from any of such properties and assets acquired during such period) derived from the properties and assets attributed to the CombiMatrix Group as of such date; (2) in the case of a Disposition of the properties and assets attributed to the CombiMatrix Group in a series of related transactions, such Disposition shall not be deemed to have been consummated until the consummation of the last of such transactions; and (3) the Board of Directors may pay any dividend or redemption price referred to in
Section 2.4(a)(i) in cash, securities (other than shares of a class of Common

Stock) or other property, regardless of the form or nature of the proceeds of the Disposition.

                                    (iii) The Board of Directors may at any time
declare that each outstanding share of CombiMatrix Stock shall be converted, as of the Conversion Date provided by Section 2.4(f)(v), into a number of fully paid and nonassessable shares of Acacia Technologies Stock (or, if Acacia Technologies Stock is not Publicly Traded at such time and shares of any other class or series of common stock of the Corporation (other than CombiMatrix Stock) are then Publicly Traded, of such other class or series of common stock of the Corporation as has the largest Market Capitalization as of the close of business on the fifth Trading Day immediately preceding the date of the notice of conversion required by Section 2.4(f)(v)) equal to 110% of the Market Value Ratio of CombiMatrix Stock to Acacia Technologies Stock as of the fifth Trading Day prior to the date of the notice of such conversion required by Section 2.4(f)(v).

                           (b) MANDATORY AND OPTIONAL CONVERSION AND REDEMPTION
OF ACACIA TECHNOLOGIES STOCK OTHER THAN FOR MEDIA TECHNOLOGIES SUBSIDIARY STOCK.
(i) In the event of the Disposition, in one transaction or a series of related transactions, by the Corporation and/or its subsidiaries of all or substantially all of the properties and assets attributed to the Acacia Technologies Group to one or more persons or entities (other than the Disposition (w) by the Corporation of all or substantially all of its properties and assets in one transaction or a series of related transactions in connection with the dissolution, liquidation or winding up of the Corporation and the distribution of assets to stockholders as referred to in Section 2.3, (x) of the properties and assets attributed to the Acacia Technologies Group as contemplated by
Section 2.4(d) or otherwise to all holders of shares of Acacia Technologies Stock divided among such holders on a pro rata basis in accordance with the number of shares of Acacia Technologies Stock outstanding, (y) to any person or entity controlled (as determined by the Board of Directors) by the Corporation or (z) in connection with a Related Business Transaction in respect of the Acacia Technologies Group), the Corporation shall, on or prior to the 95th Trading Day after the date of consummation of such Disposition (the "Disposition Date"), pay a dividend on Acacia Technologies Stock or redeem some or all of Acacia Technologies Stock or convert Acacia Technologies Stock into CombiMatrix Stock (or another class or series of common stock of the Corporation), all as provided by the following Sections 2.4(b)(i)(1) and 2.4(b)(i)(2) and, to the extent applicable, by Section 2.4(f), as the Board of Directors shall have selected among such alternatives:

                                    (1) provided that there are funds of the
         Corporation legally available therefor:

                                             (A) pay to the holders of the
         shares of Acacia Technologies Stock a dividend pro rata in accordance with the number of shares of Acacia Technologies Stock held by each such holder, as the Board of Directors shall have declared subject to compliance with Section 2.1, in cash and/or in securities (other than a dividend of shares of a class of Common Stock) or other property having a Fair Value as of the Disposition Date in the aggregate equal to the Fair Value as of the Disposition Date of the Net Proceeds of such Disposition; or

                                             (B) (I) subject to the last
         sentence of this Section 2.4(b)(i), if such Disposition involves all (not merely substantially all) of the properties and assets attributed to the Acacia Technologies Group, redeem or exchange as of the Redemption Date determined as provided by Section 2.4(f)(iii), all outstanding shares of Acacia Technologies Stock in exchange for, on a pro rata basis, cash and/or for securities (other than shares of a class of Common Stock) or other property having a Fair Value as of the Disposition Date in the aggregate equal to the Fair Value as of the Disposition Date of the Net Proceeds of such Disposition; or

                                                 (II) subject to the last
         sentence of this Section 2.4(b)(i), if such Disposition involves substantially all (but not all) of the properties and assets attributed to the Acacia Technologies Group, redeem or exchange as of the Redemption Date determined as provided by Section 2.4(f)(iv) such number of whole shares of Acacia Technologies Stock (which may be all, but not more than all, of such shares outstanding) as have in the aggregate an average Market Value during the period of ten consecutive Trading Days beginning on the 26th Trading Day immediately succeeding the Disposition Date closest to the Fair Value as of the Disposition Date of the Net Proceeds of such Disposition in consideration for, on a pro rata basis, cash and/or securities (other than shares of a class of Common Stock) or other property having a Fair Value as of the Disposition Date in the aggregate equal to such product; or

                                    (2) declare that each outstanding share of
         Acacia Technologies Stock shall be converted as of the Conversion Date determined as provided by Section 2.4(f)(v) into a number of fully paid and nonassessable shares of CombiMatrix Stock (or, if CombiMatrix Stock is not Publicly Traded at such time and shares of another class or series of common stock of the Corporation (other than Acacia Technologies Stock) are then Publicly Traded, of such other class or series of the common stock of the Corporation as has the largest Market Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of such conversion required by Section 2.4(f)(v)) equal to 110% of the ratio, expressed as a decimal fraction rounded to the nearest five decimal places, of the average Market Value of one share of Acacia Technologies Stock over the period of ten consecutive Trading Days beginning on the 26th Trading Day immediately succeeding the Disposition Date to the average Market Value of one share of CombiMatrix Stock (or such other class or series of common stock) over the same ten Trading Day period.

         Notwithstanding the foregoing provisions of this Section 2.4(b)(i), the Corporation shall redeem shares of a class of Common Stock as provided by
Section 2.4(b)(i)(1)(B)(I) or (II) only if the amount to be paid in redemption of such stock is less than or equal to the Acacia Technologies Group Available Dividend Amount as of the Redemption Date.

                                    (ii) For purposes of this Section 2.4(b):
(1) as of any date, "substantially all of the properties and assets" attributed to the Acacia Technologies Group shall mean a portion of such properties and assets (A) that represents at least 80% of the Fair Value of the properties and assets attributed to the Acacia Technologies Group as of such date or (B) from which were derived at least 80% of the aggregate revenues for the immediately preceding twelve fiscal quarterly periods of the Corporation (calculated on a pro forma basis to include revenues derived from any of such properties and assets acquired during such period) derived from the properties and assets attributed to the Acacia Technologies Group as of such date; (2) in the case of a Disposition of the properties and assets attributed to the Acacia Technologies Group in a series of related transactions, such Disposition shall not be deemed to have been consummated until the consummation of the last of such transactions; and (3) the Board of Directors may pay any dividend or redemption price referred to in Section 2.4(b)(i) in cash, securities (other than shares of a class of Common Stock) or other property, regardless of the form or nature of the proceeds of the Disposition.

                                    (iii) The Board of Directors may at any time
declare that each outstanding share of Acacia Technologies Stock shall be converted, as of the Conversion Date provided by Section 2.4(f)(v), into a number of fully paid and nonassessable shares of CombiMatrix Stock (or, if CombiMatrix Stock is not Publicly Traded at such time and shares of any other class or series of common stock of the Corporation (other than Acacia Technologies Stock) are then Publicly Traded, of such other class or series of common stock of the Corporation as has the largest Market Capitalization as of the close of business on the fifth Trading Day immediately preceding the date of the notice of conversion required by Section 2.4(f)(v)) equal to 110% of the Market Value Ratio of Acacia Technologies Stock to CombiMatrix Stock as of the fifth Trading Day prior to the date of the notice of such conversion required by
Section 2.4(f)(v).

                           (c) REDEMPTION OF COMBIMATRIX STOCK FOR COMBIMATRIX
SUBSIDIARY STOCK. At any time at which all of the assets and liabilities attributed to the CombiMatrix Group (and no other assets or liabilities of the Corporation or any subsidiary thereof) are held directly or indirectly by one or more wholly-owned subsidiaries of the Corporation (each, a "CombiMatrix Subsidiary"), the Board of Directors may, provided that there are funds of the Corporation legally available therefor, redeem all of the outstanding shares of CombiMatrix Stock, on a Redemption Date of which notice is delivered in accordance with Section 2.4(f)(vi), in exchange for all of the shares of common stock of each CombiMatrix Subsidiary as will be outstanding immediately following such exchange of shares, such shares of common stock of each CombiMatrix Subsidiary to be delivered to the holders of shares of CombiMatrix Stock on the Redemption Date either directly or indirectly through the delivery of shares of another CombiMatrix Subsidiary that owns directly or indirectly all such shares, and to be divided among the holders of CombiMatrix Stock pro rata in accordance with the number of shares of CombiMatrix Stock held by each such holder on such Redemption Date, each of which shares of common stock of such CombiMatrix Subsidiary shall be, upon such delivery, fully paid and nonassessable.

                           (d) REDEMPTION OF ACACIA TECHNOLOGIES STOCK FOR MEDIA
TECHNOLOGIES SUBSIDIARY STOCK. At any time at which all of the assets and liabilities attributed to the Acacia Technologies Group (and no other assets or liabilities of the Corporation or any subsidiary thereof) are held directly or indirectly by one or more wholly-owned subsidiaries of the Corporation (each, a "Media Technologies Subsidiary"), the Board of Directors may, provided that there are funds of the Corporation legally available therefor, redeem all of the outstanding shares of Acacia Technologies Stock, on a Redemption Date of which notice is delivered in accordance with Section 2.4(f)(vi), in exchange for all of the shares of common stock of each Media Technologies Subsidiary as will be outstanding immediately following such exchange of shares, such shares of common stock of each Media Technologies Subsidiary to be delivered to the holders of shares of Acacia Technologies Stock on the Redemption Date either directly or indirectly through the delivery of shares of another Media Technologies Subsidiary that owns directly or indirectly all such shares, and to be divided among the holders of Acacia Technologies Stock pro rata in accordance with the number of shares of Acacia Technologies Stock held by each such holder on such Redemption Date, each of which shares of common stock of such Media Technologies Subsidiary shall be, upon such delivery, fully paid and nonassessable.

                           (e) TREATMENT OF CONVERTIBLE SECURITIES. After any
Conversion Date or Redemption Date on which all outstanding shares of either CombiMatrix Stock or Acacia Technologies Stock are converted or redeemed, any share of such class of Common Stock that is to be issued on conversion, exchange or exercise of any Convertible Securities shall, immediately upon such conversion, exchange or exercise and without any notice from or to, or any other action on the part of, the Corporation or its Board of Directors or the holder of such Convertible Security:

                                    (i) in the event the shares of such class of
Common Stock outstanding on such Conversion Date were converted into shares of the other class of Common Stock (or another class or series of common stock of the Corporation) pursuant to Section 2.4(a)(i)(2), 2.4(a)(iii), 2.4(b)(i)(2) or 2.4(a)(iii), be converted into the amount of cash and/or the number of shares of the kind of capital stock and/or other securities or property of the Corporation that number of shares of such class of Common Stock that were to be issued upon such conversion, exchange or exercise would have received had such shares been outstanding on such Conversion Date; or

                                    (ii) in the event the shares of such class
of Common Stock outstanding on such Redemption Date were redeemed pursuant to
Section 2.4(a)(i)(1)(B), 2.4(b)(i)(1)(B), 2.4(c) or 2.4(d), be redeemed, to the extent of funds of the Corporation legally available therefor, for $.01 per share in cash for each share of such class of Common Stock that otherwise would be issued upon such conversion, exchange or exercise.

The provisions of the preceding sentence of this Section 2.4(e) shall not apply to the extent that other adjustments in respect of such conversion, exchange or redemption of a class of Common Stock are otherwise made pursuant to the provisions of such Convertible Securities.

                           (f) NOTICE AND OTHER PROVISIONS.

                                    (i) Not later than the 20th Trading Day
following the consummation of a Disposition referred to in Section 2.4(a)(i) (in the case of CombiMatrix Stock) or Section 2.4(b)(i) (in the case of Acacia Technologies Stock), the Corporation shall announce publicly by press release
(1) the estimated Net Proceeds of such Disposition, (2) the number of shares outstanding of the class of Common Stock relating to the Group subject to such Disposition and (3) the number of shares of such class of Common Stock into or for which Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof. Not earlier than the 36th Trading Day and not later than the 40th Trading Day following the consummation of such Disposition, the Corporation shall announce publicly by press release which of the actions specified in Section 2.4(a)(i) or 2.4(b)(i), as the case may be, it has irrevocably determined to take in respect of such Disposition.

                                    (ii) If the Corporation determines to pay a
dividend pursuant to Section 2.4(a)(i)(1)(A) (in the case of CombiMatrix Stock) or Section 2.4(b)(i)(1)(A) (in the case of Acacia Technologies Stock), the Corporation shall, not later than the 40th Trading Day following the consummation of the Disposition referred to in such Section, cause notice to be given to the holders of shares of the class of Common Stock relating to the Group subject to such Disposition and to each holder of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), setting forth (1) the record date for determining holders entitled to receive such dividend, which shall be not earlier than the tenth Trading Day and not later than the 20th Trading Day following the date of such notice, (2) the anticipated payment date of such dividend (which shall not be more than 95 Trading Days following the consummation of such Disposition), (3) the type of property to be paid as such dividend in respect of the outstanding shares of such class of Common Stock, (4) the Net Proceeds of such Disposition, (5) the number of outstanding shares of such class of Common Stock and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof and (6) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities shall be entitled to receive such dividend only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the record date referred to in clause (1) of this sentence. Such notice shall be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Corporation on the record date fixed for such notice.

                                    (iii) If the Corporation determines to
undertake a redemption pursuant to Section 2.4(a)(i)(1)(B)(I) (in the case of CombiMatrix Stock) or Section 2.4(b)(i)(1)(B)(I) (in the case of Acacia Technologies Stock), the Corporation shall, not earlier than the 35th Trading Day and not later than the 45th Trading Day prior to the Redemption Date, cause notice to be given to the holders of shares of the class of Common Stock relating to the Group subject to the Disposition referred to in such Section and to each holder of Convertible Securities convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), setting forth (1) a statement that all shares of such class of Common Stock outstanding on the Redemption Date shall be redeemed, (2) the Redemption Date (which shall not be more than 95 Trading Days following the consummation of such Disposition), (3) the type of property in which the redemption price for the shares of such class of Common Stock to be redeemed is to be paid, (4) the Net Proceeds of such Disposition,
(5) the place or places where certificates for shares of such class of Common Stock, properly endorsed or assigned for transfer (unless the Corporation waives such requirement), are to be surrendered for delivery of cash and/or securities or other property, (6) the number of outstanding shares of such class of Common Stock and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof, (7) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities shall be entitled to participate in such redemption only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the Redemption Date referred to in clause (2) of this sentence and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, this Section 2.4 if such holder thereafter converts, exchanges or exercises such Convertible Securities and (8) a statement to the effect that, except as otherwise provided by Section 2.4(f)(ix), dividends on shares of such class of Common Stock shall cease to be paid as of such Redemption Date. Such notice shall be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Corporation on the record date fixed for such notice.

                                    (iv) If the Corporation determines to
undertake a redemption pursuant to Section 2.4(a)(i)(1)(B)(II) (in the case of CombiMatrix Stock) or Section 2.4(b)(i)(1)(B)(II) (in the case of Acacia Technologies Stock), the Corporation shall, not later than the 40th Trading Day following the consummation of the Disposition referred to in such Section, cause notice to be given to the holders of shares of the class of Common Stock relating to the Group subject to such Disposition and to each holder of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities) setting forth (1) a date not earlier than the tenth Trading Day and not later than the 20th Trading Day following the date of such notice on which shares of such class of Common Stock shall be selected for redemption, (2) the anticipated Redemption Date (which shall not be more than 95 Trading Days following the consummation of such Disposition), (3) the type of property in which the redemption price for the shares to be redeemed is to be paid, (4) the Net Proceeds of such Disposition, (5) the number of shares of such class of Common Stock outstanding and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof, (6) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities shall be eligible to participate in such selection for redemption only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the record date referred to in clause (1) of this sentence, and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, this Section 2.4 if such holder thereafter converts, exchanges or exercises such Convertible Securities and (7) a statement that the Corporation will not be required to register a transfer of any shares of such class of Common Stock for a period of 15 Trading Days next preceding the date referred to in clause (1) of this sentence. Promptly following the date referred to in clause (1) of the preceding sentence, the Corporation shall cause a notice to be given to each holder of record of shares of such class of Common Stock to be redeemed setting forth (1) the number of shares of such class of Common Stock held by such holder to be redeemed, (2) a statement that such shares of such class of Common Stock shall be redeemed, (3) the Redemption Date, (4) the kind and per share amount of cash and/or securities or other property to be received by such holder with respect to each share of such class of Common Stock to be redeemed, including details as to the calculation thereof, (5) the place or places where certificates for shares of such class of Common Stock, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement), are to be surrendered for delivery of such cash and/or securities or other property, (6) if applicable, a statement to the effect that the shares being redeemed may no longer be transferred on the transfer books of the Corporation after the Redemption Date and (7) a statement to the effect that, subject to Section 2.4(f)(ix), dividends on such shares of such class of Common Stock shall cease to be paid as of the Redemption Date. Such notices shall be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Corporation on the record date fixed for such notice.

                                    (v) If the Corporation determines to convert
CombiMatrix Stock into Acacia Technologies Stock or Acacia Technologies Stock into CombiMatrix Stock (or, in either case, another class or series of common stock of the Corporation) pursuant to Section 2.4(a)(i)(2) or 2.4(a)(iii) (in the case of the conversion of CombiMatrix Stock) or Section 2.4(b)(i)(2) or 2.4(b)(iii) (in the case of the conversion of Acacia Technologies Stock), the Corporation shall, not earlier than the 35th Trading Day and not later than the 45th Trading Day prior to the Conversion Date cause notice to be given to the holders of shares of the class of Common Stock to be so converted and to each holder of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities) setting forth (1) a statement that all outstanding shares of such class of Common Stock shall be converted, (2) the Conversion Date (which, in the case of a conversion after a Disposition, shall not be more than 95 Trading Days following the consummation of such Disposition), (3) the per share number of shares of Common Stock (or another class or series of common stock of the Corporation) to be received with respect to each share of such class of Common Stock, including details as to the calculation thereof, (4) the place or places where certificates for shares of such class of Common Stock, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement), are to be surrendered for delivery of certificates for shares of such class of Common Stock, (5) the number of outstanding shares of such class of Common Stock and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof, (6) a statement to the effect that, subject to Section 2.4(f)(ix), dividends on shares of such class of Common Stock shall cease to be paid as of such Conversion Date and (7) in the case of notice to holders of such Convertible Securities, a statement to the effect that a holder of such Convertible Securities shall be entitled to receive shares of such class of Common Stock upon such conversion only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to such Conversion Date and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, this Section 2.4 if such holder thereafter converts, exchanges or exercises such Convertible Securities. Such notice shall be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Corporation on the record date fixed for such notice.

                                    (vi) If the Corporation determines to redeem
shares of CombiMatrix Stock pursuant to Section 2.4(c) or Acacia Technologies Stock pursuant to Section 2.4(d), the Corporation shall cause notice to be given to each holder of shares of such class of Common Stock to be redeemed and to the holders of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), setting forth (1) a statement that all shares of such class of Common Stock outstanding on the Redemption Date shall be redeemed in exchange for shares of common stock of each CombiMatrix Subsidiary or Media Technologies Subsidiary, as applicable, (2) the Redemption Date, (3) the place or places where certificates for shares of the class of Common Stock to be redeemed, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement), are to be surrendered for delivery of certificates for shares of common stock of each CombiMatrix Subsidiary or Media Technologies Subsidiary, as applicable, (4) a statement to the effect that, subject to Section 2.4(f)(ix), dividends on shares of such class of Common Stock being redeemed shall cease to be paid as of such Redemption Date, (5) the number of shares of such class of Common Stock outstanding and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof and (6) in the case of notice to holders of Convertible Securities, a statement to the effect that a holder of Convertible Securities shall be entitled to receive shares of common stock of each CombiMatrix Subsidiary or Media Technologies Subsidiary, as applicable, upon redemption only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the Redemption Date and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, this Section 2.4(f), if such holder thereafter converts, exchanges or exercises such Convertible Securities. Such notice shall be sent by first-class mail, postage prepaid, not less than 35 Trading Days nor more than 45 Trading Days prior to the Redemption Date to each such holder at such holder's address as the same appears on the transfer books of the Corporation on the record date fixed for such notice.

                                    (vii) If less than all of the outstanding
shares of either class of Common Stock are to be redeemed pursuant to Section 2.4(a)(i)(1) (in the case of CombiMatrix Stock) or Section 2.4(b)(i)(1) (in the case of Acacia Technologies Stock), the shares to be redeemed by the Corporation shall be selected from among the holders of shares of such class of Common Stock outstanding at the close of business on the record date for such redemption on a pro rata basis among all such holders or by lot or by such other method as may be determined by the Board of Directors to be equitable.

                                    (viii) The Corporation shall not be required
to issue or deliver fractional shares of any capital stock or of any other securities to any holder of either class of Common Stock upon any conversion, redemption, dividend or other distribution pursuant to this Section 2.4. If more than one share of either class of Common Stock shall be held at the same time by the same holder, the Corporation may aggregate the number of shares of any capital stock that shall be issuable or any other securities or property that shall be distributable to such holder upon any conversion, redemption, dividend or other distribution (including any fractional shares). If fractional shares of any capital stock or of any other securities would be required to be issued or distributed to the holders of either class of Common Stock, the Corporation shall, if such fractional shares are not issued or distributed to the holder, pay cash in respect of such fractional shares in an amount equal to the Fair Value thereof (without interest).

                                    (ix) No adjustments in respect of dividends
shall be made upon the conversion or redemption of any shares of either class of Common Stock; provided, however, that if the Conversion Date or Redemption Date, as the case may be, with respect to any shares of either class of Common Stock shall be subsequent to the record date for the payment of a dividend or other distribution thereon or with respect thereto, the holders of such class of Common Stock at the close of business on such record date shall be entitled to receive the dividend or other distribution payable on or with respect to such shares on the date set for payment of such dividend or other distribution, in each case without interest, notwithstanding the subsequent conversion or redemption of such shares.

                                    (x) Before any holder of shares of either
class of Common Stock shall be entitled to receive any cash payment and/or certificates or instruments representing shares of any capital stock and/or other securities or property to be distributed to such holder with respect to such class of Common Stock pursuant to this Section 2.4, such holder shall surrender at such place as the Corporation shall specify certificates for such shares of Common Stock, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement). The Corporation shall as soon as practicable after receipt of certificates representing such shares of Common Stock deliver to the person for whose account such shares of Common Stock were so surrendered, or to such person's nominee or nominees, the cash and/ or the certificates or instruments representing the number of whole shares of the kind of capital stock and/or other securities or property to which such person shall be entitled as aforesaid, together with any payment in respect of fractional shares contemplated by Section 2.4(f)(viii), in each case without interest. If less than all of the shares of either class of Common Stock represented by any one certificate are to be redeemed, the Corporation shall issue and deliver a new certificate for the shares of such class of Common Stock not redeemed.

                                    (xi) From and after any applicable
Conversion Date or Redemption Date, as the case may be, all rights of a holder of shares of either class of Common Stock that were converted or redeemed shall cease except for the right, upon surrender of the certificates representing such shares of Common Stock as required by Section 2.4(f)(x), to receive the cash and/or the certificates or instruments representing shares of the kind and amount of capital stock and/or other securities or property for which such shares were converted or redeemed, together with any payment in respect of fractional shares contemplated by Section 2.4(f)(viii) (which shall be held by the Corporation for the holder of such shares of Common Stock that were redeemed until the receipt of certificates representing such shares of Common Stock as provided in Section 2.4(f)(x)) and rights to dividends as provided in Section 2.4(f)(ix), in each case without interest. No holder of a certificate that immediately prior to the applicable Conversion Date or Redemption Date represented shares of a class of Common Stock shall be entitled to receive any dividend or other distribution or interest payment with respect to shares of any kind of capital stock or other security or instrument for which such class of Common Stock was converted or redeemed until the surrender as required by this
Section 2.4 of such certificate in exchange for a certificate or certificates or instrument or instruments representing such capital stock or other security. Subject to applicable escheat and similar laws, upon such surrender, there shall be paid to the holder the amount of any dividends or other distributions (without interest) which theretofore became payable on any class or series of capital stock of the Corporation as of a record date after the Conversion Date or Redemption Date, but that were not paid by reason of the foregoing, with respect to the number of whole shares of the kind of capital stock represented by the certificate or certificates issued upon such surrender. From and after a Conversion Date or Redemption Date, the Corporation shall, however, be entitled to treat the certificates for a class of Common Stock that have not yet been surrendered for conversion or redemption as evidencing the ownership of the number of whole shares of the kind or kinds of capital stock of the Corporation for which the shares of such class of Common Stock represented by such certificates shall have been converted or redeemed, notwithstanding the failure to surrender such certificates.

                                    (xii) The Corporation shall pay any and all
documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issuance or delivery of any shares of capital stock and/or other securities upon conversion or redemption of shares of either class of Common Stock pursuant to this Section 2.4. The Corporation shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issuance or delivery of any shares of capital stock and/or other securities in a name other than that in which the shares of such class of Common Stock so converted or redeemed were registered, and no such issuance or delivery shall be made unless and until the person requesting such issuance or delivery has paid to the Corporation the amount of any such tax or has established to the satisfaction of the Corporation that such tax has been paid.

                                    (xiii) Neither the failure to mail any
notice required by this Section 2.4 to any particular holder of a class of Common Stock or of Convertible Securities nor any defect therein shall affect the sufficiency thereof with respect to any other holder of outstanding shares of a class of Common Stock or of Convertible Securities or the validity of any such conversion or redemption.

                                    (xiv) The Board of Directors may establish
such rules and requirements to facilitate the effectuation of the transactions contemplated by this Section 2.4 as the Board of Directors shall determine to be appropriate.

                  SECTION 2.5 APPLICATION OF THE PROVISIONS OF ARTICLE IV.

                           (a) CERTAIN DETERMINATIONS BY THE BOARD OF DIRECTORS.
The Board of Directors shall make such determinations with respect to the businesses, assets, properties and liabilities to be attributed to the Groups, the application of the provisions of the Certificate of Incorporation to transactions to be engaged in by the Corporation and the voting powers, preferences and relative, participating, optional and other special rights of the holders of either class of Common Stock, and the qualifications and restrictions thereon, provided by the Certificate of Incorporation as may be or become necessary or appropriate to the exercise of such powers, preferences and relative, participating, optional and other special rights, including, without limiting the foregoing, the determinations referred to in this Section 2.5. A record of any such determination shall be filed with the records of the actions of the Board of Directors.

                                    (i) Upon any acquisition by the Corporation
or its subsidiaries of any assets or business, or any assumption of liabilities, outside of the ordinary course of business of the CombiMatrix Group or the Acacia Technologies Group, as the case may be, the Board of Directors shall determine whether such assets, business and liabilities (or an interest therein) shall be for the benefit of the CombiMatrix Group or the Acacia Technologies Group or that an interest therein shall be partly for the benefit of the CombiMatrix Group and partly for the benefit of the Acacia Technologies Group and, accordingly, shall be attributed to the CombiMatrix Group or the Acacia Technologies Group, or partly to each, in accordance with Section 2.6(f) or 2.6(c), as the case may be.

                                    (ii) Upon any issuance of any shares of any
class or series of preferred stock of the Corporation, the Board of Directors shall attribute, based on the use of proceeds of such issuance of shares of preferred stock in the business of the CombiMatrix Group or the Acacia Technologies Group and any other relevant factors, the shares so issued entirely to the CombiMatrix Group or entirely to the Acacia Technologies Group or partly to the CombiMatrix Group and partly to the Acacia Technologies Group in such proportion as the Board of Directors shall determine.

                                    (iii) Upon any redemption or repurchase by
the Corporation or any subsidiary thereof of shares of preferred stock of any class or series or of other securities or debt obligations of the Corporation, the Board of Directors shall determine, based on the property used to redeem or purchase such shares, other securities or debt obligations, which, if any, of such shares, other securities or debt obligations redeemed or repurchased shall be attributed to the CombiMatrix Group and which, if any, of such shares, other securities or debt obligations shall be attributed to the Acacia Technologies Group and, accordingly, how many of the shares of such class or series of preferred stock or of such other securities, or how much of such debt obligations, that remain outstanding, if any, are thereafter attributed to the CombiMatrix Group or the Acacia Technologies Group.

                           (b) CERTAIN DETERMINATIONS NOT REQUIRED.
Notwithstanding the foregoing provisions of this Section 2.5, the provisions of
Section 2.6(f) or 2.6(n) or any other provision of the Certificate of Incorporation, at any time when there are not outstanding both (i) one or more shares of CombiMatrix Stock or Convertible Securities convertible into or exchangeable or exercisable for CombiMatrix Stock and (ii) one or more shares of Acacia Technologies Stock or Convertible Securities convertible into or exchangeable or exercisable for Acacia Technologies Stock, the Corporation need not (A) attribute any of the assets or liabilities of the Corporation or any of its subsidiaries to the CombiMatrix Group or the Acacia Technologies Group or
(B) make any determination required in connection therewith, nor shall the Board of Directors be required to make any of the determinations otherwise required by this Article, and in such circumstances the holders of the shares of CombiMatrix Stock and Acacia Technologies Stock outstanding, as the case may be, shall (unless otherwise specifically provided by the Certificate of Incorporation) be entitled to all the voting powers, preferences and relative, participating, optional and other special rights of both classes of Common Stock without differentiation between the CombiMatrix Stock and the Acacia Technologies Stock.

                           (c) BOARD DETERMINATIONS BINDING. Subject to
applicable law, any determinations made in good faith by the Board of Directors of the Corporation under any provision of this Section 2.5 or otherwise in furtherance of the application of this Section 2 shall be final and binding on all stockholders.

                  SECTION 2.6 CERTAIN DEFINITIONS. As used in the Certificate of Incorporation, the following terms shall have the following meanings (with terms defined in the singular having comparable meaning when used in the plural and vice versa), unless the context otherwise requires. As used in this Section 2.6,

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

a "contribution" or "transfer" of assets or properties from one Group to another shall refer to the reattribution of such assets or properties from the contributing or transferring Group to the other Group and correlative phrases shall have correlative meanings.

                           (a) "ACACIA EARNINGS (LOSS) ATTRIBUTABLE TO THE
ACACIA TECHNOLOGIES GROUP" shall mean, for any period through any date, (i) the net income or loss of the Acacia Technologies Group for such period determined in accordance with generally accepted accounting principles in effect at such time, reflecting income and expense of the Corporation attributed to the Acacia Technologies Group on a basis substantially consistent with attributions of income and expense made in the calculation of Acacia Earnings (Loss) Attributable to the CombiMatrix Group, including, without limitation, corporate administrative costs, net interest and other financial costs and income taxes.

                           (b) "ACACIA EARNINGS (LOSS) ATTRIBUTABLE TO THE
COMBIMATRIX GROUP" shall mean, for any period through any date, (i) the net income or loss of the CombiMatrix Group for such period determined in accordance with generally accepted accounting principles in effect at such time, reflecting income and expense of the Corporation attributed to the CombiMatrix Group on a basis substantially consistent with attributions of income and expense made in the calculation of Acacia Earnings (Loss) Attributable to the Acacia Technologies Group, including, without limitation, corporate administrative costs, net interest and other financial costs and income taxes.

                           (c) "ACACIA TECHNOLOGIES GROUP" shall mean, as of any
date:

                                    (i) the interest of the Corporation on such
date in Acacia Media Technologies Corporation, Soundview Technologies, Inc., Acacia Research Investment Corporation, Advanced Data Exchange, Inc. and Soundbreak.com, Inc. (the "Acacia Technologies Group Companies"), any successor companies, and all of the businesses, assets and liabilities of the Acacia Technologies Group Companies and any subsidiaries thereof;

                                    (ii) all assets and liabilities of the
Corporation and its subsidiaries attributed by the Board of Directors to the Acacia Technologies Group, whether or not such assets or liabilities are or were also assets and liabilities of the Acacia Technologies Group Companies;

                                    (iii) all businesses, assets, properties and
liabilities transferred to the Acacia Technologies Group from the CombiMatrix Group (other than in a transaction pursuant to Section 2.6(c)(iv)) pursuant to transactions in the ordinary course of business of the Acacia Technologies Group and the CombiMatrix Group or otherwise as the Board of Directors may have directed as permitted by the Certificate of Incorporation; and

                                    (iv) interest of the Corporation or any of
its subsidiaries in any business or asset acquired and any liabilities assumed by the Corporation or any of its subsidiaries outside of the ordinary course of business and attributed to the Acacia Technologies Group, as determined by the Board of Directors as contemplated by Section 2.5(a)(i);

provided that from and after any transfer of any assets or properties from the Acacia Technologies Group to the CombiMatrix Group, the Acacia Technologies Group shall no longer include such assets or properties so transferred.

                           (d) "ACACIA TECHNOLOGIES GROUP AVAILABLE DIVIDEND
AMOUNT" shall mean, on any date, either:

                  (x)(i) an amount equal to the fair market value of the total assets attributed to the Acacia Technologies Group less the total liabilities attributed to the Acacia Technologies Group (provided that preferred stock shall not be treated as a liability), in each case, as of such date and determined on a basis consistent with that applied in determining Acacia Earnings (Loss) Attributable to the Acacia Technologies Group, minus (ii) the aggregate par value of, or any greater amount determined in accordance with applicable law to be capital in respect of, all outstanding shares of Acacia Technologies Stock and each class or series of preferred stock attributed in accordance with the Certificate of Incorporation to the Acacia Technologies Group, or

                  (y) in case the total amount calculated pursuant to clause (i) above is not a positive number, an amount equal to Acacia Earnings
         (Loss) Attributable to the Acacia Technologies Group (if positive) for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Notwithstanding the foregoing provisions of this Section 2.6(d), and consistent with Section 2.5(c), at any time when there are not outstanding both (i) one or more shares of CombiMatrix Stock or Convertible Securities convertible into or exchangeable or exercisable for CombiMatrix Stock and (ii) one or more shares of Acacia Technologies Stock or Convertible Securities convertible into or exchangeable or exercisable for Acacia Technologies Stock, the "Available Dividend Amount," on any calculation date during such time period, with respect to the CombiMatrix Stock or the Acacia Technologies Stock, as the case may be (depending on which of such classes of Common Stock or Convertible Securities convertible into or exchangeable or exercisable for such class of Common Stock is outstanding), shall mean the amount available for the payment of dividends on such Common Stock in accordance with law.

                           (e) "AVAILABLE DIVIDEND AMOUNT" shall mean, as the
context requires, a reference to the CombiMatrix Group Available Dividend Amount or the Acacia Technologies Group Available Dividend Amount.

                           (f) "COMBIMATRIX GROUP" shall mean, as of any date:

                                    (i) the interest of the Corporation on such
date in CombiMatrix Corporation (the "CombiMatrix Group Companies"), any successor companies, and all of the businesses, assets and liabilities of the CombiMatrix Group Companies and any subsidiaries thereof;

                                    (ii) all assets and liabilities of the
Corporation and its subsidiaries attributed by the Board of Directors to the CombiMatrix Group, whether or not such assets or liabilities are or were also assets and liabilities of the Acacia Technologies Group Companies;

                                    (iii) all businesses, assets, properties and
liabilities transferred to the CombiMatrix Group from the Acacia Technologies Group (other than in a transaction pursuant to Section 2.6(f)(iii)) pursuant to transactions in the ordinary course of business of the CombiMatrix Group and the Acacia Technologies Group or otherwise as the Board of Directors may have directed as permitted by the Certificate of Incorporation; and

                                    (iv) the interest of the Corporation or any
of its subsidiaries in any business or asset acquired and any liabilities assumed by the Corporation or any of its subsidiaries outside of the ordinary course of business and attributed to the CombiMatrix Group, as determined by the Board of Directors as contemplated by Section 2.5(a)(i);

provided that from and after any transfer of any assets or properties from the CombiMatrix Group to the Acacia Technologies Group, the CombiMatrix Group shall no longer include such assets or properties so transferred.

                           (g) "COMBIMATRIX GROUP AVAILABLE DIVIDEND AMOUNT"
shall mean, on any date, either:

                  (x)(i) the amount equal to the fair market value of the total assets attributed to the CombiMatrix Group less the total liabilities attributed to the CombiMatrix Group (provided that preferred stock shall not be treated as a liability), in each case, as of such date and determined on a basis consistent with that applied in determining Acacia Earnings (Loss) Attributable to the CombiMatrix Group, minus
         (ii) the aggregate par value of, or any greater amount determined in accordance with applicable law to be capital in respect of, all outstanding shares of CombiMatrix Stock and each class or series of preferred stock attributed in accordance with the Certificate of Incorporation to the CombiMatrix Group, or

                  (y) in case the total amount calculated pursuant to clause (i) above is not a positive number, an amount equal to Acacia Earnings
         (Loss) Attributable to the CombiMatrix Group (if positive) for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Notwithstanding the foregoing provisions of this Section 2.6(g), and consistent with Section 2.5(c), at any time when there are not outstanding both (i) one or more shares of CombiMatrix Stock or Convertible Securities convertible into or exchangeable or exercisable for CombiMatrix Stock and (ii) one or more shares of Acacia Technologies Stock or Convertible Securities convertible into or exchangeable or exercisable for Acacia Technologies Stock, the "Available Dividend Amount," on any calculation date during such time period, with respect to the CombiMatrix Stock or the Acacia Technologies Stock, as the case may be (depending on which of such classes of Common Stock or Convertible Securities convertible into or exchangeable or exercisable for such class of Common Stock is outstanding), shall mean the amount available for the payment of dividends on such Common Stock in accordance with law.

                           (h) "CONVERSION DATE" shall mean the date fixed by
the Board of Directors as the effective date for the conversion of shares of CombiMatrix Stock into shares of Acacia Technologies Stock (or another class or series of common stock of the Corporation) or of shares of Acacia Technologies Stock into shares of CombiMatrix Stock (or another class or series of common stock of the Corporation), as the case may be, as shall be set forth in the notice to holders of shares of the class of Common Stock subject to such conversion and to holders of any Convertible Securities that are convertible into or exchangeable or exercisable for shares of the class of Common Stock subject to such conversion required pursuant to Section 2.4(f)(v).

                           (i) "CONVERTIBLE SECURITIES" shall mean, as of any
date, any securities of the Corporation or of any subsidiary thereof (other than shares of a class of Common Stock), including warrants and options, outstanding at such time that by their terms are convertible into or exchangeable or exercisable for or evidence the right to acquire any shares of either class of Common Stock, whether convertible, exchangeable or exercisable at such time or a later time or only upon the occurrence of certain events; provided that securities shall only be Convertible Securities in respect of the number of shares of Common Stock into or for which such securities are then convertible, exchangeable or exercisable.

                           (j) "DISPOSITION" shall mean a sale, transfer,
assignment or other disposition (whether by merger, consolidation, sale or contribution of assets or stock or otherwise) of properties or assets (including stock, other securities and goodwill).

                           (k) "FAIR VALUE" shall mean, (i) in the case of
equity securities or debt securities of a class or series that has previously been Publicly Traded for a period of at least 15 months, the Market Value thereof (if such Market Value, as so defined, can be determined); (ii) in the case of an equity security or debt security that has not been Publicly Traded for at least 15 months or the Market Value of which cannot be determined, the fair value per share of stock or per other unit of such security, on a fully distributed basis, as determined by an independent investment banking firm experienced in the valuation of securities selected in good faith by the Board of Directors, or, if no such investment banking firm is, as determined in the good faith judgment of the Board of Directors, available to make such determination, in good faith by the Board of Directors; (iii) in the case of cash denominated in U.S. dollars, the face amount thereof and in the case of cash denominated in other than U.S. dollars, the face amount thereof converted into U.S. dollars at the rate published in The Wall Street Journal on the date for the determination of Fair Value or, if not so published, at such rate as shall be determined in good faith by the Board of Directors based upon such information as the Board of Directors shall in good faith determine to be appropriate; and (iv) in the case of property other than securities or cash, the "Fair Value" thereof shall be determined in good faith by the Board of Directors based upon such appraisals or valuation reports of such independent experts as the Board of Directors shall in good faith determine to be appropriate. Any such determination of Fair Value shall be described in a statement filed with the records of the actions of the Board of Directors.

                           (l) "GROUP" shall mean, as of any date, the
CombiMatrix Group or the Acacia Technologies Group, as the case may be.

                           (m) "MARKET CAPITALIZATION" of any class or series of
capital stock on any date shall mean the product of (i) the Market Value of one share of such class or series of capital stock on such date and (ii) the number of shares of such class or series of capital stock outstanding on such date.

                           (n) "MARKET VALUE" of a share of any class or series
of capital stock of the Corporation on any day shall mean the average of the high and low reported sales prices regular way of a share of such class or series on such Trading Day or, in case no such reported sale takes place on such Trading Day, the average of the reported closing bid and asked prices regular way of a share of such class or series on such Trading Day, in either case as reported on the New York Stock Exchange Composite Tape or, if the shares of such class or series are not listed or admitted to trading on such Exchange on such Trading Day, on the principal national securities exchange in the United States on which the shares of such class or series are listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange on such Trading Day, on the Nasdaq National Market or, if the shares of such class or series are not listed or admitted to trading on any national securities exchange or quoted on the Nasdaq National Market on such Trading Day, the average of the closing bid and asked prices of a share of such class or series in the over-the-counter market on such Trading Day as furnished by any New York Stock Exchange member firm selected from time to time by the Corporation or, if such closing bid and asked prices are not made available by any such New York Stock Exchange member firm on such Trading Day, the Fair Value of a share of such class or series as set forth in clause (ii) of the definition of Fair Value; provided that, for purposes of determining the "Market Value" of a share of any class or series of capital stock for any period, (i) the "Market Value" of a share of capital stock on any day prior to any "ex-dividend" date or any similar date occurring during such period for any dividend or distribution (other than any dividend or distribution contemplated by clause (ii)(B) of this sentence) paid or to be paid with respect to such capital stock shall be reduced by the Fair Value of the per share amount of such dividend or distribution and
(ii) the "Market Value" of any share of capital stock on any day prior to (A) the effective date of any subdivision (by stock split or otherwise) or combination (by reverse stock split or otherwise) of outstanding shares of such class or series of capital stock occurring during such period or (B) any "ex-dividend" date or any similar date occurring during such period for any dividend or distribution with respect to such capital stock to be made in shares of such class or series of capital stock or Convertible Securities that are convertible, exchangeable or exercisable for such class or series of capital stock shall be appropriately adjusted, as determined by the Board of Directors, to reflect such subdivision, combination, dividend or distribution.

                           (o) "MARKET VALUE RATIO OF ACACIA TECHNOLOGIES STOCK
TO COMBIMATRIX STOCK" as of any date shall mean the fraction (which may be greater or less than 1/1), expressed as a decimal (rounded to the nearest five decimal places), of a share of CombiMatrix Stock (or another class or series of common stock of the Corporation, if so provided by Section 2.4(b)(iii) because CombiMatrix Stock is not then Publicly Traded) to be issued in respect of a share of Acacia Technologies Stock upon a conversion of Acacia Technologies Stock into CombiMatrix Stock (or another class or series of common stock of the Corporation) in accordance with Section 2.4(b)(iii) the numerator of which shall be the average Market Value of one share of Acacia Technologies Stock during the 20-Trading Day period ending on such date and the denominator of which shall be the average Market Value of one share of CombiMatrix Stock (or such other common stock) during the 20-Trading Day period ending on such date.

                           (p) "MARKET VALUE RATIO OF COMBIMATRIX STOCK TO
ACACIA TECHNOLOGIES STOCK" as of any date shall mean the fraction (which may be greater or less than 1/1), expressed as a decimal (rounded to the nearest five decimal places), of a share of Acacia Technologies Stock (or another class or series of common stock of the Corporation, if so provided by Section 2.4(a)(iii) because Acacia Technologies Stock is not then Publicly Traded) to be issued in respect of a share of CombiMatrix Stock upon a conversion of CombiMatrix Stock into Acacia Technologies Stock (or another class or series of common stock of the Corporation) in accordance with Section 2.4(a)(iii), the numerator of which shall be the average Market Value of one share of CombiMatrix Stock during the 20-Trading Day period ending on such date and the denominator of which shall be the average Market Value of one share of Acacia Technologies Stock (or such other common stock) during the 20-Trading Day period ending on such date.

                           (q) "NET PROCEEDS" shall mean, as of any date with
respect to any Disposition of any of the properties and assets attributed to the CombiMatrix Group or the Acacia Technologies Group, as the case may be, an amount, if any, equal to what remains of the gross proceeds of such Disposition after payment of, or reasonable provision is made as determined by the Board of Directors for, (i) any taxes payable by the Corporation (or which would have been payable but for the utilization of tax benefits attributable to the other Group) in respect of such Disposition or in respect of any resulting dividend or redemption pursuant to Section 2.4(a)(i)(1)(A), 2.4(a)(i)(1)(B), 2.4(b)(i)(1)(A)
or 2.4(b)(i)(1)(B), (ii) any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses and (iii) any liabilities (contingent or otherwise) of or attributed to such Group, including, without limitation, any liabilities for deferred taxes or any indemnity or guarantee obligations of the Corporation incurred in connection with the Disposition or otherwise, and any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividends in respect of the preferred stock attributed to such Group. For purposes of this definition, any properties and assets attributed to the Group, the properties and assets of which are subject to such Disposition, remaining after such Disposition shall constitute "reasonable provision" for such amount of taxes, costs and liabilities (contingent or otherwise) as the Board of Directors determines can be expected to be supported by such properties and assets.

                           (r) "PUBLICLY TRADED" with respect to any security
shall mean that such security is (i) registered under Section 12 of the Securities Exchange Act of 1934, as amended (or any successor provision of law), and (ii) listed for trading on the New York Stock Exchange or the American Stock Exchange (or any national securities exchange registered under Section 7 of the Securities Exchange Act of 1934, as amended (or any successor provision of law), that is the successor to either such exchange) or listed on The Nasdaq Stock Market (or any successor market system).

                           (s) "RELATED BUSINESS TRANSACTION" means any
Disposition of all or substantially all the properties and assets attributed to the CombiMatrix Group or the Acacia Technologies Group, as the case may be, in a transaction or series of related transactions that result in the Corporation receiving in consideration of such properties and assets primarily equity securities (including, without limitation, capital stock, debt securities convertible into or exchangeable for equity securities or interests in a general or limited partnership or limited liability company, without regard to the voting power or other management or governance rights associated therewith) of any entity which (i) acquires such properties or assets or succeeds (by merger, formation of a joint venture or otherwise) to the business conducted with such properties or assets or controls such acquiror or successor and (ii) is engaged primarily or proposes to engage primarily in one or more businesses similar or complementary to the businesses conducted by such Group prior to such Disposition, as determined by the Board of Directors.

                           (t) "REDEMPTION DATE" shall mean the date fixed by
the Board of Directors as the effective date for a redemption of shares of either class of Common Stock, as set forth in a notice to holders thereof required pursuant to Section 2.4(f)(iii), (iv), (v) or (vi).

                           (u) "TRADING DAY" shall mean each weekday other than
any day on which the relevant class of common stock of the Corporation is not traded on any national securities exchange or listed on The Nasdaq Stock Market or in the over-the-counter market.

                  SECTION 3. PREFERRED STOCK. The Preferred Stock may be issued from time to time in one or more series, each with such distinctive designation as may be stated in the Certificate of Incorporation or in any amendment hereto, or in a resolution or resolutions providing for the issue of such stock from time to time adopted by the Board of Directors or a duly authorized committee thereof. The resolution or resolutions providing for the issue of shares of a particular series shall fix, subject to applicable laws and the provisions of the Certificate of Incorporation, for each such series the number of shares constituting such series and the designation and the voting powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof, including, without limiting the generality of the foregoing, such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by the Board of Directors or a duly authorized committee thereof under the DGCL.

                                    ARTICLE V
                               BOARD OF DIRECTORS

                  SECTION 1. NUMBER OF DIRECTORS AND THEIR ELECTION. The number of directors of the Corporation shall be fixed from time to time by a by-law of the Corporation or amendment thereof duly adopted by the Board of Directors. Election of directors need not be by written ballot, unless so provided in the By-laws of the Corporation.

                  SECTION 2. POWERS OF THE BOARD OF DIRECTORS. In furtherance, and not in limitation, of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, alter, amend and repeal the By-laws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any by-law whether adopted by them or otherwise; provided, however, that the affirmative vote of 66 and 2/3 percent of the voting power of the capital stock of the Corporation entitled to vote thereon shall be required for stockholders to adopt, amend, alter or repeal any provision of the By-laws of the Corporation.

                  SECTION 3. CLASSIFIED BOARD OF DIRECTORS. Except as otherwise provided for or fixed pursuant to the provisions of Article V of this Certificate of Incorporation or any resolution or resolutions of the Board of Directors providing for the issuance of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors under specified circumstances, the number of directors shall be determined by the Board of Directors in accordance with the Bylaws. The directors, other than those who may be elected by the holders of Preferred Stock or any other class or series of stock having a preference over the Common Stock as to dividends or upon liquidation pursuant to the terms of this Certificate of Incorporation or any resolution or resolutions providing for the issuance of such class or series of stock adopted by the Board of Directors, shall be divided into three classes, Class I, Class II and Class III, as nearly equal in number as possible. The term of office for the Class I directors shall expire at the annual meeting of the stockholders in 2004; the term of office for the Class II directors shall expire at the annual meeting of the stockholders in 2002; and the term of office for the Class III directors shall expire at the annual meeting of the stockholders in 2003. At each annual meeting of the stockholders commencing in 2002, the successors to the directors whose terms are expiring shall be elected to a term expiring at the third succeeding annual meeting of the stockholders. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional directors of any class elected by the stockholders or appointed by the Board of Directors to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director elected by the stockholders or appointed by the Board of Directors to fill a vacancy caused by the death, resignation, retirement, disqualification or removal of a director shall hold office for a term that shall coincide with the remaining term of that class. A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

                                   ARTICLE VI
                               STOCKHOLDER ACTIONS

                  SECTION 1. MEETINGS AND RECORDS. Meetings of stockholders may be held within or without the State of Delaware, as the By-laws of the Corporation may provide. The books of the Corporations may be kept (subject to the DGCL) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-laws of the Corporation.

                  SECTION 2. SPECIAL MEETINGS. Special meetings of stockholders may be called at any time by the Board of Directors or by the Chairman of the Board of Directors, or the President, and may not be called by any other person or persons.

                  SECTION 3. WRITTEN CONSENTS. No action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of the stockholders may be effected by written consent of the stockholders in lieu of a meeting of stockholders.

                                   ARTICLE VII
                      LIMITATION ON LIABILITY OF DIRECTORS

         No person shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, including without limitation for serving on a committee of the Board of Directors, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. If the DGCL is amended after the date of the filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any amendment, repeal or modification of this Article VII shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such amendment, repeal or modification.

                                  ARTICLE VIII
                                 INDEMNIFICATION

                  SECTION 1. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person, his or her testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation. No amendment, repeal or modification of this Article VIII by the stockholders shall adversely affect any right or protection of a director of the Corporation existing by virtue of this Article VIII at the time of such amendment, repeal or modification.

                                   ARTICLE IX
                    AMENDMENT OF CERTIFICATE OF INCORPORATION

         The Corporation hereby reserves the right from time to time to amend, alter, change or repeal any provision contained in the Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law, and all rights, preferences, and privileges of whatsoever nature conferred upon the stockholders, directors or any other persons whomsoever by or pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article IX

         IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation which restates, integrates and amends the provisions of the certificate of incorporation of the Corporation, and which has been duly adopted in accordance with the provisions of Sections 241 and 245 of the Delaware General Corporation Law, has been executed by _______________, its _____________________, this ___________ day of ___________________, 2002 and by so executing, the undersigned certifies that the Corporation has not received any payment for any of its stock.

                                      ACACIA RESEARCH CORPORATION


                                      By:
                                          --------------------------------------
                                          Name:
                                                --------------------------------
                                          Title:
                                                --------------------------------

                                     ANNEX C
                                     -------

                           ACACIA RESEARCH CORPORATION

                         PROPOSED COMMON STOCK POLICIES

         These Common Stock Policies of Acacia Research Corporation (the "Corporation") pertain to the two classes of common stock of the Corporation:

         (a) the Acacia Research - CombiMatrix Common Stock (the "CombiMatrix Stock"), which is intended to reflect the performance of the Corporation's life sciences business (the "CombiMatrix Group"); and

         (b) the Acacia Research - Acacia Technologies Common Stock (the "Acacia Technologies Stock"), which is intended to reflect the performance of the Corporation's media technologies business (the "Acacia Technologies Group").

         The CombiMatrix Group and the Acacia Technologies Group are sometimes referred to herein separately as a "Group" and collectively as "Groups."

         These policies may be modified, amended, suspended, added to or rescinded from time to time by the Board of Directors of the Corporation (the "Board"), acting in its sole discretion, and exceptions thereto may be made from time to time by the Board, acting in its sole discretion, with or without the approval of the Corporation's stockholders, subject in each case to any limitations set forth in the Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") of the Corporation and to any limitations imposed by the fiduciary duties of the Board or applicable law. All capitalized terms used but not defined herein have the respective meanings assigned thereto in the Certificate of Incorporation.

1.       THE COMBIMATRIX GROUP

         The following interests shall be attributed to the CombiMatrix Group:

         (a) all of the interests of the Corporation and its subsidiaries in CombiMatrix Corporation, a Delaware corporation;

         (b) all of the rights, title and interests attributed to the CombiMatrix Group pursuant to the resolutions of the Board entitled "CombiMatrix Stock Attributed Interests" approved concurrently with the Board's approval of these Common Stock Policies; and

         (c) any subsidiaries or equity investments of, or successors to, the companies or interests identified in the foregoing clauses (a) and (b).

         It is the current intention of the Corporation to (i) attribute all of the Corporation's present and future interests worldwide in its life sciences businesses to the CombiMatrix Group and (ii) pursue a life sciences business through the CombiMatrix Group.

2.       THE ACACIA TECHNOLOGIES GROUP

         The following interests shall be attributable to the Acacia Technologies Group:

         (a) all of the interests of the Corporation and its subsidiaries in each of the following:

                  (i)      Soundview Technologies, Inc., a Delaware corporation;

                  (ii) Acacia Media Technologies Corporation, a Delaware corporation;

                  (iii) Acacia Research Investment Corporation, a Delaware corporation;

                  (iv) Advanced Data Exchange Corporation, a Delaware corporation; and

                  (v)      Soundbreak.com, Inc., a Delaware corporation.

         (b) all of the rights, title and interests attributed to the Acacia Technologies Group pursuant to the resolutions of the Board entitled "Acacia Technologies Stock Attributed Interests" approved concurrently with the Board's approval of these Common Stock Policies; and

         (c) any subsidiaries or equity investments of, or successors to, the companies or interests identified in the foregoing clauses (a) and (b).

         It is the current intention of the Corporation to (i) attribute all of the Corporation's present and future interests worldwide in its media technologies businesses to the Acacia Technologies Group and (ii) pursue a media technologies business through the Acacia Technologies Group.

3.       FIDUCIARY AND MANAGEMENT RESPONSIBILITIES

         Because both the CombiMatrix Stock and the Acacia Technologies Stock will be issued by the Corporation, the Corporation' directors and officers will have the same fiduciary duties to holders of CombiMatrix Stock and Acacia Technologies Stock that they currently have to the holders of the Corporation's existing common stock. Under Delaware law, absent an abuse of discretion, a director or officer will be deemed to have satisfied his of her fiduciary duties to the Corporation and its stockholders if that person is disinterested and acts in accordance with his or her good faith business judgment in the interests of the Corporation and all of its stockholders as a whole. The Board and the Corporation's chief executive officer, in establishing policies with regard to intercompany matters such as business transactions between Groups or between the Corporation and the Groups and allocations of assets, liabilities, debt, corporate overhead, taxes, interest, corporate opportunities and other matters, will consider various factors and information which could benefit or cause detriment to the stockholders of the respective Groups and will make determinations in the best interests of the Corporation and all of its stockholders as a whole.

         The officers of the Corporation will have the same duties and responsibilities for the management of the assets and businesses which comprise the CombiMatrix Group and Acacia Technologies Group following the recapitalization as they have now.

         Members of the Corporation's Board will comprise a majority of the members of boards of directors of each of the Corporation's majority-owned subsidiaries.

4.       DIVIDEND POLICY

         Pursuant to the Certificate of Incorporation, (i) dividends on CombiMatrix Stock may be declared and paid only out of the lesser of (x) the funds of the Corporation legally available therefor and (y) the CombiMatrix Group Available Dividend Amount and (ii) dividends on Acacia Technologies Stock may be declared and paid only out of the lesser of (x) the funds of the Corporation legally available therefor and (y) the Acacia Technologies Group Available Dividend Amount.

         Subject to the foregoing limitations and any preferential rights of any series of preferred stock of the Corporation, holders of shares of Common Stock of either class will be entitled to receive dividends on such stock when, as and if authorized and declared by the Board. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time to time based upon the results of operations, financial condition and capital requirements of the Corporation and such other factors as the Board considers relevant. Payment of dividends on the Common Stock may be restricted by loan agreements, indentures and other transactions entered into by the Corporation from time to time.

         Pursuant to the Certificate of Incorporation, the Board may at any time declare and pay dividends exclusively on Acacia Technologies Stock, exclusively on CombiMatrix Stock or on both such classes in equal or unequal amounts, notwithstanding the relative amounts of the Acacia Technologies Group Available Dividend Amount and the CombiMatrix Group Available Dividend Amount, the amount of dividends previously declared on each class of Common Stock, the respective voting or liquidation rights of each class of Common Stock or any other factor.

         In light of the fact that both the CombiMatrix Group and the Acacia Technologies Group are expected to require significant capital commitments to finance their operations and fund their future growth, the Corporation does not expect to pay any dividends on shares of CombiMatrix Stock or Acacia Technologies Stock for the foreseeable future.

         In making its dividend decisions regarding CombiMatrix Stock and Acacia Technologies Stock, the Board will rely on the respective financial statements of the CombiMatrix Group and the Acacia Technologies Group. The method of calculating the earnings (loss) attributable to the CombiMatrix Group and the Acacia Technologies Group is set forth in the Certificate of Incorporation.

5.       TREASURY AND CASH MANAGEMENT POLICIES

         The Corporation will manage most treasury activities on a de-centralized basis, with each Group separately managing its own treasury activities. After the date on which CombiMatrix Stock and Acacia Technologies Stock is first issued, the following will apply:

         (a) The Corporation will attribute each future issuance of Acacia Technologies Stock (and the proceeds thereof) to the Acacia Technologies Group and will attribute each future issuance of CombiMatrix Stock (and the proceeds thereof) to the CombiMatrix Group;

         (b) The Corporation will attribute each future incurrence or issuance of external debt or preferred stock (and the proceeds thereof) between the Groups or entirely to one Group as determined by the Board, based on the extent to which the Corporation incurs or issues the debt or preferred stock for the benefit of the CombiMatrix Group and the Acacia Technologies Group;

         (c) Dividends on Acacia Technologies Stock will be charged against the Acacia Technologies Group, and dividends on CombiMatrix Stock will be charged against the CombiMatrix Group;

         (d) Repurchases of Acacia Technologies Stock will be charged against the Acacia Technologies Group and Repurchases of CombiMatrix Stock will be charged against the CombiMatrix Group;

         (e) As of immediately prior to the first issuance of CombiMatrix Stock and Acacia Technologies Stock, the CombiMatrix Group and the Acacia Technologies Group shall be deemed to be allocated the cash and cash equivalents held by the respective groups as of that date;

         (f) The Corporation will account for any cash transfers from the Corporation to or for the account of a Group, from a Group to or for the account of the Corporation, or from one Group to or for the account of the other Group (other than transfers in return for assets or services rendered) as short-term loans unless (A) the Board determines that a given transfer (or type of transfer) should be accounted for as a long-term loan, (B) the Board determines that a given transfer (or type of transfer) should be accounted for as a capital contribution, or (iii) the Board determines that a given transfer (or type of transfer) should be accounted for as a return of capital. There are no specific criteria to determine when the Corporation will account for a cash transfer as a long-term loan, a capital contribution or a return of capital rather than an inter-Group revolving credit advance; provided, however, that cash advances from the Corporation to the Acacia Technologies Group or to the CombiMatrix Group up to $25 million on a cumulative basis shall be accounted for as short-term or long-term loans at interest rates at which the Corporation could borrow such funds and shall not be accounted for as a capital contribution. The Board will make such a determination in the exercise of its business judgment at the time of such transfer based upon all relevant circumstances. Factors the Board may consider include, without limitation, the current and projected capital structure of each Group; the financing needs and objectives of the recipient Group; the availability, cost and time associated with alternative financing sources; and prevailing interest rates and general economic conditions; and

         (g) Any cash transfers accounted for as short-term loans will bear interest at the rate at which the Corporation could borrow such funds. In addition, any cash transfers accounted for as a long-term loan will have interest rates, amortization, maturity, redemption and other terms that reflect the then-prevailing terms on which the Corporation could borrow such funds.

6.       CORPORATE GENERAL AND ADMINISTRATIVE SERVICES AND FACILITIES

         The Corporation will allocate the cost of corporate general and administrative services and facilities between the Groups generally based upon utilization. Where determinations based on utilization alone are impracticable, the Corporation will use other methods and criteria that management believes to be equitable and to provide a reasonable estimate of the cost attributable to each Group. Except as otherwise determined by management, the allocated costs of providing such services and facilities will include, without limitation, the following:

         (a) all costs and expenses of personnel employed in connection with such services and facilities, including, without limitation, all direct costs of such personnel, such as payroll, payroll taxes and fringe benefit costs (calculated at the appropriate annual composite rate therefor);

         (b) all overhead costs and expenses directly related to such personnel and the services or facilities provided by them (including, without limitation, departmental, divisional and administrative overhead and a reasonable allocation of capital charges for assets used to provide such services or facilities, including, without limitation, facilities, equipment and training); and

         (c) all materials used in connection with such services or facilities, billed at their net cost to the provider of the services or facilities plus all overhead costs and expenses related to such materials (including, without limitation, departmental, divisional and administrative overhead and a reasonable allocation of capital charges for assets used to provide such materials).

         Except as may otherwise be specifically provided pursuant to the terms of any agreements among the Corporation and the Groups or any resolutions of the Board, the corporate general and administrative services and facilities to be allocated between the Groups will include, without limitation, the following:

                  (i)      legal services;

                  (ii)     accounting services (tax and financial);

                  (iii) insurance and deductibles payable in connection therewith;

                  (iv)     employee benefit plans and administration thereof;

                  (v)      investor relations;

                  (vi)     shareholder services; and

                  (vii)    services relating to the board of directors.

7.       TAXES

         The Corporation will determine its federal income taxes and the federal income taxes of its subsidiaries which own assets allocated between the Groups on a consolidated basis. The Corporation will allocate consolidated federal income tax provisions and related tax payments or refunds between the Groups based principally on the taxable income and tax credits directly attributable to each Group. Such allocations will reflect each Group's contribution, whether positive or negative, to the Corporation's consolidated federal taxable income and consolidated federal tax liability and tax credit position. We will credit tax benefits that can not be used by the Group generating those benefits but can be used on a consolidated basis to the Group that generated such benefits. Inter-Group transactions will be treated as taxed as if each Group was a stand-alone company.

8.       FINANCIAL STATEMENTS

         The CombiMatrix Group and the Acacia Technologies Group will prepare financial statements in accordance with generally accepted accounting principles, consistently applied, and these financial statements, taken together, will comprise all of the accounts included in the Corporation's corresponding consolidated financial statements. The financial statements of each of the CombiMatrix Group and the Acacia Technologies Group will reflect the financial condition, results of operations and cash flows of the businesses included therein.

         Group financial statements will also include allocated portions of debt, interest, corporate overhead and costs of administrative shared services and taxes. The Corporation will make these allocations for the purpose of preparing each Group's financial statements; however, holders of CombiMatrix Stock and Acacia Technologies Stock will continue to be subject to all of the risks associated with an investment in the Corporation and all of its businesses, assets and liabilities.

9.       CORPORATE OPPORTUNITIES

         Taking into account the provisions of the last paragraph of Sections 1 and 2 hereof, the Board will allocate any business opportunities and operations, any acquired assets and businesses and any assumed liabilities between the Acacia Technologies Group and the CombiMatrix Group, in whole or in part, as it considers to be in the best interests of the Corporation and its stockholders as a whole and as contemplated by the provisions of these Common Stock Policies. To the extent a business opportunity or operation, an acquired asset or business, or an assumed liability would be suitable to be undertaken by or allocated to either Group, it will be allocated by the Board in its good faith business judgment or in accordance with Delaware law and the procedures adopted by the Board from time to time to ensure that decisions will be made in the best interests of the Corporation and its stockholders as a whole. Any such allocation may involve the consideration of a number of factors that the Board determines to be relevant, including, without limitation, whether a particular corporate opportunity is principally related to the business of the CombiMatrix Group or the Acacia Technologies Group; whether one Group, because of its managerial or operational expertise, will be better positioned to undertake the corporate opportunity; and existing contractual agreements and restrictions.

10.      INTER-GROUP CONTRACTS AND AGREEMENTS

         The terms of all current and future material transactions, relationships and other matters between the Acacia Technologies Group and the CombiMatrix Group, including those as to which the Groups may have potentially divergent interests, will be determined on a basis that the Board, or management following guidelines or principles established by the Board, considers to be in the best interests of the Corporation and its stockholders as a whole.

         Each Group will have free access to all of the Corporation's technology and know-how, excluding products and services of the other Group, that may be useful in that Group's business, subject to obligations and limitations applicable to the Corporation and to such exceptions that the Board may determine. The Groups will consult with each other on a regular basis concerning technology issues that affect both Groups.

11.      COMMON STOCK COMMITTEE

         The Corporation's bylaws will provide for a standing committee of the Board to be known as the Common Stock Committee. The Common Stock Committee will have and exercise such powers, authority and responsibilities as the Board may delegate to such Committee, which will initially include authority to (i) interpret, make determinations under, and oversee the implementation of these Common Stock Policies, other than as they relate to dividends, with respect to which all determinations will be made solely by the Board, (ii) adopt additional general policies governing the relationships between the two Groups, and (iii) engage the services of accountants, investment bankers, appraisers, attorneys and other service providers to assist in discharging its duties. In making determinations in connection with the Common Stock Policies, the members of the Board and the Common Stock Committee will act in a fiduciary capacity and pursuant to legal guidance concerning their respective obligations under applicable law.

12.      COMMON STOCK OWNERSHIP OF DIRECTORS AND OFFICERS

         The Board currently intends that its members and officers of the Corporation, over time, hold shares of Acacia Technologies Stock and CombiMatrix Stock (or options or rights therefor). The Board will periodically monitor the ownership of shares of CombiMatrix Stock and shares of Acacia Technologies Stock by directors and senior officers of the Corporation and option grants to them so that their interests are generally aligned with the two classes of common stock and with their duty to act in the best interests of the Corporation and its stockholders as a whole. However, because of the anticipated differences in trading values between CombiMatrix Stock and the Acacia Technologies Stock, the actual value of their interests in the CombiMatrix Stock and Acacia Technologies Stock will vary significantly. Accordingly, it is possible that directors or senior officers could favor one Group over the other due to their stock and option holdings.

                                     ANNEX D
                                     -------

                           ACACIA RESEARCH CORPORATION

                  2002 ACACIA TECHNOLOGIES STOCK INCENTIVE PLAN

                                  ARTICLE ONE

                               GENERAL PROVISIONS
I.       PURPOSE OF THE PLAN

         This 2002 Acacia Technologies Stock Incentive Plan is intended to promote the interests of Acacia Research Corporation, a Delaware corporation, by providing eligible persons in the Corporation's Service with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Corporation as an incentive for them to remain in such Service.

         Capitalized terms shall have the meanings assigned to such terms in the attached Appendix.

II.      STRUCTURE OF THE PLAN

         A. The Plan shall be divided into five separate equity incentive programs:

                  - the Discretionary Option Grant Program under which eligible persons may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock,

                  - the Stock Issuance Program under which eligible persons may, at the discretion of the Plan Administrator, be issued shares of Common Stock directly, either through the immediate purchase of such shares or as a bonus for services rendered the Corporation (or any Parent or Subsidiary),

                  - the Automatic Option Grant Program under which eligible non-employee Board members shall automatically receive option grants at designated intervals over their period of continued Board Service, and

                  - the Director Fee Option Grant Program under which non-employee Board members may elect to have all or any portion of their annual retainer fee otherwise payable in cash applied to a special stock option grant.

         B. The provisions of Articles One and Six shall apply to all equity incentive programs under the Plan and shall govern the interests of all persons under the Plan.

III.     ADMINISTRATION OF THE PLAN

         A. The Committee shall have sole and exclusive authority to administer the Discretionary Option Grant and Stock Issuance Programs with respect to

Section 16 Insiders. Administration of the Discretionary Option Grant and Stock Issuance Programs with respect to all other persons eligible to participate in those programs may, at the Board's discretion, be vested in the Committee, or the Board may retain the power to administer those programs with respect to all such persons. However, any discretionary option grants or stock issuances to members of the Committee must be authorized and approved by a disinterested majority of the Board.

         B. Members of the Committee shall serve for such period of time as the Board may determine and may be removed by the Board at any time.

         C. The Plan Administrator shall, within the scope of its administrative functions under the Plan, have full power and authority (subject to the provisions of the Plan) to establish such rules and regulations as it may deem appropriate for proper administration of the Discretionary Option Grant and Stock Issuance Programs and to make such determinations under, and issue such interpretations of, the provisions of those programs and any outstanding options or stock issuances thereunder as it may deem necessary or advisable. Decisions of the Plan Administrator within the scope of its administrative functions under the Plan shall be final and binding on all parties who have an interest in the Discretionary Option Grant and Stock Issuance Programs under its jurisdiction or any stock option or stock issuance thereunder.

         D. Service on the Committee shall constitute Service as a Board member, and members of each such committee shall accordingly be entitled to full indemnification and reimbursement as Board members for their service on such committee. No member of the Committee shall be liable for any act or omission made in good faith with respect to the Plan or any option grants or stock issuances under the Plan.

         E. Administration of the Automatic Option Grant and Director Fee Option Grant Programs shall be self-executing in accordance with the terms of those programs, and no Plan Administrator shall exercise any discretionary functions with respect to any option grants or stock issuances made under those programs.

IV.      ELIGIBILITY

         A. The persons eligible to participate in the Discretionary Option Grant and Stock Issuance Programs are as follows:

                  (i) Employees,

                  (ii) non-employee members of the Board or the board of directors of any Parent or Subsidiary, and

                  (iii) consultants and other independent advisors who provide services to the Corporation (or any Parent or Subsidiary).

         B. The Plan Administrator shall, within the scope of its administrative jurisdiction under the Plan, have full authority to determine, (i) with respect to the option grants under the Discretionary Option Grant Program, which eligible persons are to receive such grants, the time or times when those grants are to be made, the number of shares to be covered by each such grant, the status of the granted option as either an Incentive Option or a Non-Statutory Option, if, and the extent to which, each option is to be exercisable at a different time or times than those times set forth in Section I.B.1. of Article Two of the Plan, the vesting schedule (if any) applicable to the option shares and the maximum term for which the option is to remain outstanding and (ii) with respect to stock issuances under the Stock Issuance Program, which eligible persons are to receive such issuances, the time or times when the issuances are to be made, the number of shares to be issued to each Participant, the vesting schedule (if any) applicable to the issued shares and the consideration for such shares.

         C. The Plan Administrator shall have the absolute discretion either to grant options in accordance with the Discretionary Option Grant Program or to effect stock issuances in accordance with the Stock Issuance Program.

         D. The individuals who shall be eligible to participate in the Automatic Option Grant Program shall be limited to (i) those individuals who first become non-employee Board members after the Plan Effective Date, whether through appointment by the Board or election by the Corporation's stockholders, and (ii) those individuals who continue to serve as non-employee Board members on the first business day in each calendar year following the Plan Effective Date and during the term of the Plan, including any individuals who first became non-employee Board members prior to such Plan Effective Date. A non-employee Board member who has previously been in the employ of the Corporation (or any Parent or Subsidiary) shall not be eligible to receive an option grant under the Automatic Option Grant Program at the time he or she first becomes a non-employee Board member, but shall be eligible to receive periodic option grants under the Automatic Option Grant Program while he or she continues to serve as a non-employee Board member.

         E. All non-employee Board members shall be eligible to participate in the Director Fee Option Grant Program.

V.       STOCK SUBJECT TO THE PLAN

         A. The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Corporation on the open market. The number of shares of Common Stock initially reserved for issuance over the term of the Plan shall not exceed ___________ shares. Such authorized reserve consists of (i) the number of shares which remain available for issuance, as of the Plan Effective Date, under the Predecessor Plan as last approved by the Corporation's stockholders (___________ shares), including the shares subject to the outstanding options to be incorporated into the Plan and the additional shares which would otherwise be available for future grant, plus (ii) an increase of _______ shares authorized by the Board but subject to stockholder approval prior to the Plan Effective Date.

         B. The number of shares of Common Stock available for issuance under the Plan shall automatically increase on the first trading day of January each calendar year during the term of the Plan, beginning with calendar year 2003, by an amount equal to three percent (3%) of the total number of shares of Common Stock outstanding on the last trading day in December of the immediately preceding calendar year, but in no event shall any such annual increase exceed

500,000 shares and in no event shall the aggregate number of shares of Common Stock available for issuance under the Plan (as adjusted for all such annual increases) exceed 20,000,000 shares.

         C. No one person participating in the Plan may receive stock options, separately exercisable stock appreciation rights and direct stock issuances or share right awards for more than 500,000 shares of Common Stock in the aggregate per calendar year.

         D. Shares of Common Stock subject to outstanding options (including options incorporated into this Plan from the Predecessor Plan) shall be available for subsequent issuance under the Plan to the extent (i) those options expire or terminate for any reason prior to exercise in full or (ii) the options are cancelled in accordance with the cancellation-regrant provisions of Article Two. Unvested shares issued under the Plan and subsequently cancelled or repurchased by the Corporation at the original exercise or issue price paid per share, pursuant to the Corporation's repurchase rights under the Plan, shall be added back to the number of shares of Common Stock reserved for issuance under the Plan and shall accordingly be available for reissuance through one or more subsequent option grants or direct stock issuances under the Plan. In addition, should the exercise price of an option under the Plan be paid with shares of Common Stock or should shares of Common Stock otherwise issuable under the Plan be withheld by the Corporation in satisfaction of the withholding taxes incurred in connection with the exercise of an option or the vesting of a stock issuance under the Plan, then the number of shares of Common Stock available for issuance under the Plan shall be reduced only by the net number of shares of Common Stock issued to the holder of such option or stock issuance, and not by the gross number of shares for which the option is exercised or which vest under the stock issuance. However, shares of Common Stock underlying one or more stock appreciation rights exercised under Section V of Article Two, Section II.D of Article Four or Section III.C of Article Five of the Plan shall not be available for subsequent issuance under the Plan.

         E. If any change is made to the Common Stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Corporation's receipt of consideration, appropriate adjustments shall be made by the Plan Administrator to (i) the maximum number and/or class of securities issuable under the Plan, (ii) the maximum number and/or class of securities for which any one person may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances or share right awards under the Plan per calendar year, (iii) the number and/or class of securities for which grants are subsequently to be made under the Automatic Option Grant Program to new and continuing non-employee Board members, (iv) the number and/or class of securities and the exercise price per share in effect under each outstanding option under the Plan, (v) the number and/or class of securities and exercise price per share in effect under each outstanding option incorporated into this Plan from the Predecessor Plan, and (vi) the maximum number and/or class of securities by which the share reserve is to increase automatically each calendar year pursuant to the provisions of Section V.B. of this Article One. Such adjustments to the outstanding options are to be effected in a manner which shall preclude the enlargement or dilution of rights and benefits under such options. The adjustments determined by the Plan Administrator shall be final, binding and conclusive.

                                  ARTICLE TWO

                       DISCRETIONARY OPTION GRANT PROGRAM

I.       OPTION TERMS

         Each option shall be evidenced by one or more documents in the form approved by the Plan Administrator; provided, however, that each such document shall comply with the terms specified below. Each document evidencing an Incentive Option shall, in addition, be subject to the provisions of the Plan applicable to such options.

         A. EXERCISE PRICE.

                  1. The exercise price per share shall be fixed by the Plan Administrator but shall not be less than eighty-five percent (85%) of the Fair Market Value per share of Common Stock on the option grant date.

                  2. The exercise price shall become immediately due upon exercise of the option and shall, subject to the provisions of the documents evidencing the option, be payable in one or more of the forms specified below:

                           (i) cash or check made payable to the Corporation, or

                           (ii) shares of Common Stock held for the requisite
                  period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes and valued at Fair Market Value on the Exercise Date, or

                           (iii) to the extent the option is exercised for
                  vested shares, through a special sale and remittance procedure pursuant to which the Optionee shall concurrently provide irrevocable instructions to (a) a Corporation-designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Corporation, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares plus all applicable Federal, state and local income and employment taxes required to be withheld by the Corporation by reason of such exercise and (b) the Corporation to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale.

         Except to the extent such sale and remittance procedure is utilized, payment of the exercise price for the purchased shares must be made on the Exercise Date.

         B. EXERCISE AND TERM OF OPTIONS.

                  1. Unless otherwise determined by the Plan Administrator and set forth in the documents evidencing the option:

                           (i) Each option granted under the Discretionary
                  Option Grant Program to an Optionee in connection with the commencement of the Optionee's Service with the Corporation (or any Parent or Subsidiary) shall become exercisable for one-third (1/3) of the shares of Common Stock subject to such option upon such Optionee's completion of one year of Service measured from the option grant date and shall become exercisable for the balance of the option shares in twenty-four (24) successive equal monthly installments upon the Optionee's completion of each additional month of Service over the 24-month period measured from the first year anniversary of the grant date.

                           (ii) Each option granted under the Discretionary
                  Option Grant Program other than an option described in subparagraph (i) immediately above shall become exercisable for one-sixth (1/6) of the shares of Common Stock subject to the option upon such Optionee's completion of six (6) months of Service measured from the option grant date and shall become exercisable for the balance of the option shares in thirty (30) successive equal monthly installments upon the Optionee's completion of each additional month of Service over the 30-month period measured from the 6-month anniversary of the grant date.

                  2. Notwithstanding any other provision of the Plan, no option shall have a term in excess of ten (10) years measured from the option grant date.

         C. EFFECT OF TERMINATION OF SERVICE.

                  1. The following provisions shall govern the exercise of any options held by the Optionee at the time of cessation of Service or death:

                           (i) Any option outstanding at the time of the
                  Optionee's cessation of Service for any reason shall remain exercisable for such period of time thereafter as shall be determined by the Plan Administrator and set forth in the documents evidencing the option, but no such option shall be exercisable after the expiration of the option term.

                           (ii) Any option held by the Optionee at the time of
                  death and exercisable in whole or in part at that time may be subsequently exercised by the personal representative of the Optionee's estate or by the person or persons to whom the option is transferred pursuant to the Optionee's will or the laws of descent and distribution or by the Optionee's designated beneficiary or beneficiaries of that option.

                           (iii) Should the Optionee's Service be terminated for
                  Misconduct or should the Optionee otherwise engage in Misconduct while holding one or more outstanding options under this Article Two, then all those options shall terminate immediately and cease to be outstanding.

                           (iv) During the applicable post-Service exercise
                  period, the option may not be exercised in the aggregate for more than the number of vested shares for which the option is exercisable on the date of the Optionee's cessation of Service. Upon the expiration of the applicable exercise period or (if earlier) upon the expiration of the option term, the option shall terminate and cease to be outstanding for any vested shares for which the option has not been exercised.

                  However, the option shall, immediately upon the Optionee's cessation of Service, terminate and cease to be outstanding to the extent the option is not otherwise at that time exercisable for vested shares.

                  2. The Plan Administrator shall have complete discretion, exercisable either at the time an option is granted or at any time while the option remains outstanding, to:

                           (i) extend the period of time for which the option is
                  to remain exercisable following the Optionee's cessation of Service from the limited exercise period otherwise in effect for that option to such greater period of time as the Plan Administrator shall deem appropriate, but in no event beyond the expiration of the option term, and/or

                           (ii) permit the option to be exercised, during the
                  applicable post-Service exercise period, not only with respect to the number of vested shares of Common Stock for which such option is exercisable at the time of the Optionee's cessation of Service but also with respect to one or more additional installments in which the Optionee would have vested had the Optionee continued in Service.

         D. STOCKHOLDER RIGHTS. The holder of an option shall have no stockholder rights with respect to the shares subject to the option until such person shall have exercised the option, paid the exercise price and become a holder of record of the purchased shares.

         E. REPURCHASE RIGHTS. The Plan Administrator shall have the discretion to grant options which are exercisable for unvested shares of Common Stock. Should the Optionee cease Service while holding such unvested shares, the Corporation shall have the right to repurchase, at the exercise price paid per share, any or all of those unvested shares. The terms upon which such repurchase right shall be exercisable (including the period and procedure for exercise and the appropriate vesting schedule for the purchased shares) shall be established by the Plan Administrator and set forth in the document evidencing such repurchase right.

         F. LIMITED TRANSFERABILITY OF OPTIONS. During the lifetime of the Optionee, Incentive Options shall be exercisable only by the Optionee and shall not be assignable or transferable other than by will or the laws of descent and distribution following the Optionee's death. Non-Statutory Options shall be subject to the same limitation, except that a Non-Statutory Option may be assigned in whole or in part during the Optionee's lifetime to one or more of the Optionee's Immediate Family or to a trust established exclusively for the Optionee or one or more members of the Optionee's Immediate Family members or to Optionee's former spouse, to the extent such assignment is in connection with the Optionee's estate plan or pursuant to a domestic relations order. The assigned portion may only be exercised by the person or persons who acquire a proprietary interest in the option pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate. Notwithstanding the foregoing, the Optionee may also designate one or more persons as the beneficiary or beneficiaries of his or her outstanding options under this Article Two, and those options shall, in accordance with such designation, automatically be transferred to such beneficiary or beneficiaries upon the Optionee's death while holding those options. Such beneficiary or beneficiaries shall take the transferred options subject to all the terms and conditions of the applicable agreement evidencing each such transferred option, including (without limitation) the limited time period during which the option may be exercised following the Optionee's death.

II.      INCENTIVE OPTIONS

         The terms specified below shall be applicable to all Incentive Options. Except as modified by the provisions of this Section II, all the provisions of Articles One, Two and Six shall be applicable to Incentive Options. Options which are specifically designated as Non-Statutory Options when issued under the Plan shall not be subject to the terms of this Section II.

         A. ELIGIBILITY. Incentive Options may only be granted to Employees.

         B. EXERCISE PRICE. The exercise price per share shall not be less than one hundred percent (100%) of the Fair Market Value per share of Common Stock on the option grant date.

         C. DOLLAR LIMITATION. The aggregate Fair Market Value of the shares of Common Stock (determined as of the respective date or dates of grant) for which one or more options granted to any Employee under the Plan (or any other option plan of the Corporation or any Parent or Subsidiary) may for the first time become exercisable as Incentive Options during any one calendar year shall not exceed the sum of One Hundred Thousand Dollars ($100,000). To the extent the Employee holds two (2) or more such options which become exercisable for the first time in the same calendar year, the foregoing limitation on the exercisability of such options as Incentive Options shall be applied on the basis of the order in which such options are granted.

         D. FAILURE TO QUALIFY AS INCENTIVE OPTION. To the extent that any option governed by this Plan does not qualify as an Incentive Option, by reason of the dollar limitation described in Section II.C of this Article Two or for any other reason, such option shall be exercisable as a Non-Statutory Option under the Federal tax laws.

         E. 10% STOCKHOLDER. If any Employee to whom an Incentive Option is granted is a 10% Stockholder, then the exercise price per share shall not be less than one hundred ten percent (110%) of the Fair Market Value per share of Common Stock on the option grant date, and the option term shall not exceed five
(5) years measured from the option grant date.

III.     CHANGE IN CONTROL/HOSTILE TAKE-OVER

         A. Unless otherwise determined by the Plan Administrator and expressly set forth in the documents evidencing the option, each option outstanding under the Discretionary Option Grant Program at the time of a Change in Control but not otherwise exercisable for all the shares of Common Stock at that time subject to such option shall automatically accelerate so that each such option shall, immediately prior to the effective date of the Change in Control, become exercisable for all the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully vested shares of Common Stock, regardless of whether such options are assumed by the successor corporation or otherwise continued in force and effect pursuant to the Change in Control transaction.

         B. All of the Corporation's outstanding repurchase rights under the Discretionary Option Grant Program shall also terminate automatically, and the shares of Common Stock subject to those terminated rights shall immediately vest in full, in the event of any Change in Control, except to the extent such accelerated vesting is precluded by limitations imposed by the Plan Administrator at the time the repurchase right is issued.

         C. Immediately following the consummation of the Change in Control, all outstanding options shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or parent thereof) or otherwise expressly continued in full force and effect pursuant to the terms of the Change in Control transaction.

         D. Each option which is assumed in connection with a Change in Control or otherwise continued in effect shall be appropriately adjusted, immediately after such Change in Control, to apply to the number and class of securities which would have been issuable to the Optionee in consummation of such Change in Control had the option been exercised immediately prior to such Change in Control. Appropriate adjustments to reflect such Change in Control shall also be made to (i) the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same, (ii) the maximum number and/or class of securities available for issuance over the remaining term of the Plan, (iii) the maximum number and/or class of securities by which the share reserve is to increase each calendar year pursuant to the automatic share increase provisions of the Plan and (iv) the maximum number and/or class of securities for which any one person may be granted options, separately exercisable stock appreciation rights and direct stock issuances or share right awards under the Plan per calendar year. To the extent the actual holders of the Corporation's outstanding Common Stock receive cash consideration for their Common Stock in consummation of the Change in Control transaction, the successor corporation may, in connection with the assumption of the outstanding options under the Discretionary Option Grant Program, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in such Change in Control transaction.

         E. Unless otherwise determined by the Plan Administrator and expressly set forth in the documents evidencing the option, each option outstanding under the Discretionary Option Grant Program at the time of a Hostile Take-Over but not otherwise exercisable for all the shares of Common Stock subject to such option at that time shall, immediately prior to the effective date of a Hostile Take-Over, automatically vest and become exercisable for all the shares of Common Stock at that time subject to such options on an accelerated basis and may be exercised for any or all of such shares as fully vested shares of Common Stock. In addition, all of the Corporation's repurchase rights under the Discretionary Option Grant Program shall terminate automatically upon the consummation of such Hostile Take-Over, and the shares subject to those terminated rights shall thereupon immediately vest in full, except to the extent such accelerated vesting is precluded by limitations imposed by the Plan Administrator at the time the repurchase right is issued. Each option so accelerated shall remain exercisable for fully vested shares of Common Stock until the expiration or sooner termination of the option term.

         F. The portion of any Incentive Option accelerated in connection with a Change in Control or Hostile Take-Over shall remain exercisable as an Incentive Option only to the extent the applicable One Hundred Thousand Dollar ($100,000) limitation is not exceeded. To the extent such dollar limitation is exceeded, the accelerated portion of such option shall be exercisable as a Non-Statutory Option under the Federal tax laws.

         G. The grant of options under the Discretionary Option Grant Program shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

IV.      CANCELLATION AND REGRANT OF OPTIONS

         The Plan Administrator shall have the authority to effect, at any time and from time to time, with the consent of the affected option holders, the cancellation of any or all outstanding options under the Discretionary Option Grant Program (including outstanding options incorporated from the Predecessor Plans) and to grant in substitution new options covering the same or a different number of shares of Common Stock but with an exercise price per share calculated based upon the Fair Market Value per share of Common Stock on the new grant date.

V.       STOCK APPRECIATION RIGHTS

         A. The Plan Administrator shall have full power and authority to grant to selected Optionees tandem stock appreciation rights and/or limited stock appreciation rights.

         B. The following terms shall govern the grant and exercise of tandem stock appreciation rights:

                           (i) One or more Optionees may be granted the right,
                  exercisable upon such terms as the Plan Administrator may establish, to elect between the exercise of the underlying option for shares of Common Stock and the surrender of that option in exchange for a payment from the Corporation in an amount equal to the excess of (a) the Fair Market Value (on the option surrender date) of the number of shares in which the Optionee is at the time vested under the surrendered option (or surrendered portion thereof) over (b) the aggregate exercise price payable for such shares.

                           (ii) No such option surrender shall be effective
                  unless it is approved by the Plan Administrator, either at the time of the actual option surrender or at any earlier time. If the surrender is so approved, then the payment to which the Optionee shall be entitled may be made in shares of Common Stock valued at Fair Market Value on the option surrender date, in cash, or partly in shares and partly in cash, as the Plan Administrator shall in its sole discretion deem appropriate.

                           (iii) If the surrender of an option is not approved
                  by the Plan Administrator, then the Optionee shall retain whatever rights the Optionee had under the surrendered option (or surrendered portion thereof) on the option surrender date and may exercise such rights at any time prior to the later of
                  (a) five (5) business days after the receipt of the rejection notice or (b) the last day on which the option is otherwise exercisable in accordance with the terms of the documents evidencing such option, but in no event may such rights be exercised more than ten (10) years after the option grant date.

         C. The following terms shall govern the grant and exercise of limited stock appreciation rights:

                           (i) One or more Section 16 Insiders may be granted
                  limited stock appreciation rights with respect to their outstanding options.

                           (ii) Upon the occurrence of a Hostile Take-Over, each
                  individual holding one or more options with such a limited stock appreciation right shall have the unconditional right (exercisable for a thirty (30)-day period following such Hostile Take-Over) to surrender each such option (or any portion thereof) to the Corporation. In return for the surrendered option, the Optionee shall receive a cash payment from the Corporation in an amount equal to the excess of (A) the Take-Over Price of the shares of Common Stock at the time subject to such option (whether or not the option is otherwise vested and exercisable for those shares) over (B) the aggregate exercise price payable for those shares. Such cash payment shall be paid within five (5) days following the option surrender date.

                           (iii) At the time such limited stock appreciation
                  right is granted, the Plan Administrator shall pre-approve any subsequent exercise of that right in accordance with the terms of this Paragraph C. Accordingly, no further approval of the Plan Administrator or the Board shall be required at the time of the actual option surrender and cash payment.

                           (iv) The balance of the option (if any) shall remain
                  outstanding and exercisable in accordance with the documents evidencing such option.

                                 ARTICLE THREE

                             STOCK ISSUANCE PROGRAM

I.       STOCK ISSUANCE TERMS

         Shares of Common Stock may be issued under the Stock Issuance Program through direct and immediate issuances without any intervening option grants. Each such stock issuance shall be evidenced by a Stock Issuance Agreement which complies with the terms specified below. Shares of Common Stock may also be issued under the Stock Issuance Program pursuant to share right awards which entitle the recipients to receive those shares upon the attainment of designated performance goals.

         A. PURCHASE PRICE.

                  1. The purchase price per share shall be fixed by the Plan Administrator, but shall not be less than one hundred percent (100%) of the Fair Market Value per share of Common Stock on the issuance date.

                  2. Shares of Common Stock may be issued under the Stock Issuance Program for any of the following items of consideration which the Plan Administrator may deem appropriate in each individual instance:

                           (i) cash or check made payable to the Corporation, or

                           (ii) past services rendered to the Corporation (or
                  any Parent or Subsidiary).

         B. VESTING PROVISIONS.

                  1. Shares of Common Stock issued under the Stock Issuance Program may, in the discretion of the Plan Administrator, be fully and immediately vested upon issuance or may vest in one or more installments over the Participant's period of Service or upon attainment of specified performance objectives. The elements of the vesting schedule applicable to any unvested shares of Common Stock issued under the Stock Issuance Program shall be determined by the Plan Administrator and incorporated into the Stock Issuance Agreement. Shares of Common Stock may also be issued under the Stock Issuance Program pursuant to share right awards which entitle the recipients to receive those shares upon the attainment of designated performance goals. Upon the attainment of such performance goals, fully vested shares of Common Stock shall be issued in satisfaction of those share right awards.

                  2. Any new, substituted or additional securities or other property (including money paid other than as a regular cash dividend) which the Participant may have the right to receive with respect to the Participant's unvested shares of Common Stock by reason of any stock dividend, stock split, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Corporation's receipt of consideration shall be issued subject to (i) the same vesting requirements applicable to the Participant's unvested shares of Common Stock and (ii) such escrow arrangements as the Plan Administrator shall deem appropriate.

                  3. The Participant shall have full stockholder rights with respect to any shares of Common Stock issued to the Participant under the Stock Issuance Program, whether or not the Participant's interest in those shares is vested. Accordingly, the Participant shall have the right to vote such shares and to receive any regular cash dividends paid on such shares.

                  4. Should the Participant cease to remain in Service while holding one or more unvested shares of Common Stock issued under the Stock Issuance Program or should the performance objectives not be attained with respect to one or more such unvested shares of Common Stock, then those shares shall be immediately surrendered to the Corporation for cancellation, and the Participant shall have no further stockholder rights with respect to those shares. To the extent the surrendered shares were previously issued to the Participant for consideration paid in cash or cash equivalent (including the Participant's purchase-money indebtedness but not including services rendered by the Participant), the Corporation shall repay to the Participant the cash consideration paid for the surrendered shares and shall cancel the unpaid principal balance of any outstanding purchase-money note of the Participant attributable to the surrendered shares.

                  5. The Plan Administrator may in its discretion waive the surrender and cancellation of one or more unvested shares of Common Stock which would otherwise occur upon the cessation of the Participant's Service or the non-attainment of the performance objectives applicable to those shares. Such waiver shall result in the immediate vesting of the Participant's interest in the shares of Common Stock as to which the waiver applies. Such waiver may be effected at any time, whether before or after the Participant's cessation of Service or the attainment or non-attainment of the applicable performance objectives.

                  6. Outstanding share right awards under the Stock Issuance Program shall automatically terminate, and no shares of Common Stock shall actually be issued in satisfaction of those awards, if the performance goals or Service requirements established for such awards are not attained. The Plan Administrator, however, shall have the discretionary authority to issue shares of Common Stock under one or more outstanding share right awards as to which the designated performance goals or Service requirements have not been attained.

II.      CHANGE IN CONTROL/HOSTILE TAKE-OVER

         All of the Corporation's outstanding repurchase rights under the Stock Issuance Program shall terminate automatically, and all the shares of Common Stock subject to those terminated rights shall immediately vest in full, in the event of any Change in Control or Hostile Take-Over, except to the extent such accelerated vesting is precluded by other limitations imposed in the Stock Issuance Agreement.

III.     SHARE ESCROW/LEGENDS

         Unvested shares may, in the Plan Administrator's discretion, be held in escrow by the Corporation until the Participant's interest in such shares vests or may be issued directly to the Participant with restrictive legends on the certificates evidencing those unvested shares.

                                  ARTICLE FOUR

                         AUTOMATIC OPTION GRANT PROGRAM

I.       OPTION TERMS

         A. GRANT DATES. Option grants shall be made on the dates specified below:

                  1. Each individual who is first elected or appointed as a non-employee Board member at any time on or after the Plan Effective Date shall automatically be granted, on the date of such initial election or appointment, a Non-Statutory Option to purchase 20,000 shares of Common Stock, provided that individual has not previously been in the employ of the Corporation or any Parent or Subsidiary.

                  2. On the first business day in each calendar year following the Plan Effective Date and during the term of the Plan, each non-employee Board member then in office, shall automatically be granted a Non-Statutory Option to purchase 15,000 shares of Common Stock, provided such individual has served as a non-employee Board member for at least six (6) months. There shall be no limit on the number of such 15,000-share option grants any one non-employee Board member may receive over his or her period of Board Service, and non-employee Board members who have previously been in the employ of the Corporation (or any Parent or Subsidiary) or who joined the Board prior to the Plan Effective Date shall be eligible to receive one or more such annual option grants over their period of continued Board Service.

         B. EXERCISE PRICE.

                  1. The exercise price per share shall be equal to one hundred percent (100%) of the Fair Market Value per share of Common Stock on the option grant date.

                  2. The exercise price shall be payable in one or more of the alternative forms authorized under the Discretionary Option Grant Program. Except to the extent the sale and remittance procedure specified thereunder is utilized, payment of the exercise price for the purchased shares must be made on the Exercise Date.

         C. OPTION TERM. Each option shall have a maximum term of ten (10) years measured from the option grant date.

         D. EXERCISE AND VESTING OF OPTIONS. Each option granted pursuant to this Automatic Option Grant Program shall become exercisable in a series of four
(4) equal quarterly installments upon the Optionee's completion of each three
(3) months of continuous Service as a Board member over the 12-month period measured from the option grant date.

         E. LIMITED TRANSFERABILITY OF OPTIONS. Each option under this Article Four may be assigned in whole or in part during the Optionee's lifetime to one or more members of the Optionee's Immediate Family or to a trust established exclusively for the Optionee or one or more Members of the Optionee's Immediate Family or to Optionee's former spouse, to the extent such assignment is in connection with the Optionee's estate plan or pursuant to domestic relations order. The assigned portion may only be exercised by the person or persons who acquire a proprietary interest in the option pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate. The Optionee may also designate one or more persons as the beneficiary or beneficiaries of his or her outstanding options under this Article Four, and those options shall, in accordance with such designation, automatically be transferred to such beneficiary or beneficiaries upon the

Optionee's death while holding those options. Such beneficiary or beneficiaries shall take the transferred options subject to all the terms and conditions of the applicable agreement evidencing each such transferred option, including (without limitation) the limited time period during which the option may be exercised following the Optionee's death.

         F. TERMINATION OF BOARD SERVICE. The following provisions shall govern the exercise of any options held by the Optionee at the time the Optionee ceases to serve as a Board member for any reason:

                  (i) The Optionee (or, in the event of Optionee's death, the personal representative of the Optionee's estate or the person or persons to whom the option is transferred pursuant to the Optionee's will or the laws of descent and distribution or the designated beneficiary or beneficiaries of such option) shall have a six (6)-month period following the date of such cessation of Board Service in which to exercise each such option.

                  (ii) During the six (6)-month post-Service exercise period, the option may not be exercised in the aggregate for more than the number of vested shares of Common Stock for which the option is exercisable at the time of the Optionee's cessation of Board Service.

                  (iii) In no event shall the option remain exercisable after the expiration of the option term. Upon the expiration of the six
         (6)-month post-Service exercise period or (if earlier) upon the expiration of the option term, the option shall terminate and cease to be outstanding for any shares for which the option has not been exercised. However, the option shall, immediately upon the Optionee's cessation of Board Service for any reason, terminate and cease to be outstanding to the extent the option is not otherwise at that time exercisable.

II.      CHANGE IN CONTROL/ HOSTILE TAKE-OVER

         A. In the event of any Change in Control while the Optionee remains a Board member, the shares of Common Stock at the time subject to each outstanding option held by such Optionee under the Automatic Option Grant Program but not otherwise vested shall automatically accelerate so that each such option shall, immediately prior to the effective date of the Change in Control, vest and become exercisable for all the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully vested shares of Common Stock. Immediately following the consummation of the Change in Control, each automatic option grant shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or parent thereof) or otherwise continued in full force and effect pursuant to the express terms of the Change in Control transaction.

         B. In the event of a Hostile Take-Over while the Optionee remains a Board member, the shares of Common Stock at the time subject to each option outstanding under the Automatic Option Grant Program but not otherwise vested shall automatically accelerate so that each such option shall, immediately prior to the effective date of the Hostile Take-Over, vest and become exercisable for all the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully vested shares of Common Stock.

Each such option shall remain exercisable for such fully-vested option shares until the expiration or sooner termination of the option term or the surrender of the option in connection with that Hostile Take-Over.

         C. All outstanding repurchase rights under the Automatic Option Grant Program shall automatically terminate, and the shares of Common Stock subject to those terminated rights shall immediately vest in full, in the event of any Change in Control or Hostile Take-Over.

         D. Upon the occurrence of a Hostile Take-Over, the Optionee shall have a thirty (30)-day period in which to surrender to the Corporation each of his or her outstanding automatic option grants. The Optionee shall in return be entitled to a cash payment from the Corporation in an amount equal to the excess of (i) the Take-Over Price of the shares of Common Stock at the time subject to each surrendered option (whether or not the Optionee is otherwise at the time vested in those shares) over (ii) the aggregate exercise price payable for such shares. Such cash payment shall be paid within five (5) days following the surrender of the option to the Corporation. The Plan Administrator shall, at the time the option with such limited stock appreciation right is granted under the Automatic Option Grant Program, pre-approve any subsequent exercise of that right in accordance with the terms of this Paragraph D. Accordingly, no further approval of the Plan Administrator or the Board shall be required at the time of the actual option surrender and cash payment.

         E. Each option which is assumed in connection with a Change in Control or otherwise continued in full force and effect shall be appropriately adjusted, immediately after such Change in Control, to apply to the number and class of securities which would have been issuable to the Optionee in consummation of such Change in Control had the option been exercised immediately prior to such Change in Control. Appropriate adjustments shall also be made to the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same. To the extent the actual holders of the Corporation's outstanding Common Stock receive cash consideration for their Common Stock in consummation of the Change in Control transaction, the successor corporation may, in connection with the assumption of the outstanding options under the Automatic Option Grant Program, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in such Change in Control transaction.

         F. The grant of options under the Automatic Option Grant Program shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

III. REMAINING TERMS

         The remaining terms of each option granted under the Automatic Option Grant Program shall be the same as the terms in effect for option grants made under the Discretionary Option Grant Program.

                                  ARTICLE FIVE

                        DIRECTOR FEE OPTION GRANT PROGRAM
I.       OPTION GRANTS

         The Committee shall have the sole and exclusive authority to determine the calendar year or years for which the Director Fee Option Grant Program is to be in effect. For each such calendar year the program is in effect, each non-employee Board member may irrevocably elect to apply all or any portion of the annual retainer fee otherwise payable in cash for his or her Service on the Board for that year to the acquisition of a special option grant under this Director Fee Option Grant Program. Such election must be filed with the Corporation's Chief Financial Officer prior to the first day of the calendar year for which the annual retainer fee which is the subject of that election is otherwise payable. Each non-employee Board member who files such a timely election shall automatically be granted an option under this Director Fee Option Grant Program on the first trading day in January in the calendar year for which the annual retainer fee which is the subject of that election would otherwise be payable in cash.

II.      OPTION TERMS

         Each option shall be a Non-Statutory Option governed by the terms and conditions specified below.

         A. EXERCISE PRICE.

                  1. The exercise price per share shall be thirty-three and one-third percent (33-1/3%) of the Fair Market Value per share of Common Stock on the option grant date.

                  2. The exercise price shall become immediately due upon exercise of the option and shall be payable in one or more of the alternative forms authorized under the Discretionary Option Grant Program. Except to the extent the sale and remittance procedure specified thereunder is utilized, payment of the exercise price for the purchased shares must be made on the Exercise Date.

         B. NUMBER OF OPTION SHARES. The number of shares of Common Stock subject to the option shall be determined pursuant to the following formula (rounded down to the nearest whole number):

                           X = A / (B x 66-2/3%), where

                           X is the number of option shares,

                           A is the portion of the annual retainer fee subject to the non-employee Board member's election, and

                           B is the Fair Market Value per share of Common Stock on the option grant date.

         C. EXERCISE AND TERM OF OPTIONS. The option shall become exercisable in a series of twelve (12) equal monthly installments upon the Optionee's completion of each calendar month of Board Service during the calendar year for which the retainer fee election is in effect. Each option shall have a maximum term of ten (10) years measured from the option grant date.

         D. LIMITED TRANSFERABILITY OF OPTIONS. Each option under this Article Five may be assigned in whole or in part during the Optionee's lifetime to one or more members of the Optionee's Immediate Family or to a trust established exclusively for the Optionee or one or more members of the Optionee's Immediate Family or to Optionee's former spouse, to the extent such assignment is in connection with Optionee's estate plan or pursuant to a domestic relations order. The assigned portion may only be exercised by the person or persons who acquire a proprietary interest in the option pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate. The Optionee may also designate one or more persons as the beneficiary or beneficiaries of his or her outstanding options under this Article Five, and those options shall, in accordance with such designation, automatically be transferred to such beneficiary or beneficiaries upon the Optionee's death while holding those options. Such beneficiary or beneficiaries shall take the transferred options subject to all the terms and conditions of the applicable agreement evidencing each such transferred option, including (without limitation) the limited time period during which the option may be exercised following the Optionee's death.

         E. TERMINATION OF BOARD SERVICE. Should the Optionee cease Board Service for any reason (other than death or Permanent Disability) while holding one or more options under this Director Fee Option Grant Program, then each such option shall remain exercisable, for any or all of the shares of Common Stock for which the option is exercisable at the time of such cessation of Board Service, until the earlier of (i) the expiration of the ten (10)-year option term or (ii) the expiration of the three (3)-year period measured from the date of such cessation of Board Service. However, each option held by the Optionee under this Director Fee Option Grant Program at the time of his or her cessation of Board Service shall immediately terminate and cease to remain outstanding with respect to any and all shares of Common Stock for which the option is not otherwise at that time exercisable.

         F. DEATH OR PERMANENT DISABILITY. Should the Optionee's Service as a Board member cease by reason of death or Permanent Disability, then each option held by such Optionee under this Director Fee Option Grant Program shall immediately become exercisable for all the shares of Common Stock at the time subject to that option, and the option may be exercised for any or all of those shares as fully-vested shares of Common Stock until the earlier of (i) the expiration of the ten (10)-year option term or (ii) the expiration of the three
(3)-year period measured from the date of such cessation of Board Service. In the event of the Optionee's death while holding such option, the option may be exercised by the personal representative of the Optionee's estate or by the person or persons to whom the option is transferred pursuant to the Optionee's will or the laws of descent and distribution or by the designated beneficiary or beneficiaries of such option.

         Should the Optionee die after cessation of Board Service but while holding one or more options under this Director Fee Option Grant Program, then each such option may be exercised, for any or all of the shares of Common Stock for which the option is exercisable at the time of the Optionee's cessation of Board Service (less any shares subsequently purchased by Optionee pursuant to such option prior to death), by the personal representative of the Optionee's estate or by the person or persons to whom the option is transferred pursuant to the Optionee's will or the laws of descent and distribution or by the designated beneficiary or beneficiaries of such option. Such right of exercise shall lapse, and the option shall terminate, upon the earlier of (i) the expiration of the ten (10)-year option term or (ii) the three (3)-year period measured from the date of the Optionee's cessation of Board Service.

III.     CHANGE IN CONTROL/HOSTILE TAKE-OVER

         A. In the event of any Change in Control while the Optionee remains a Board member, each outstanding option held by such Optionee under this Director Fee Option Grant Program shall automatically accelerate so that each such option shall, immediately prior to the effective date of the Change in Control, vest and become exercisable for all the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully-vested shares of Common Stock. Each such outstanding option shall terminate immediately following the Change in Control, except to the extent assumed by the successor corporation (or parent thereof) or otherwise continued in full force and effect pursuant to the express terms of the Change in Control transaction. Any option so assumed or continued in effect shall remain exercisable for the fully-vested shares until the earliest to occur of (i) the expiration of the ten (10)-year option term, (ii) the expiration of the three (3)-year period measured from the date of the Optionee's cessation of Board Service, (iii) the termination of the option in connection with a subsequent Change in Control transaction or (iv) the surrender of the option in connection with a Hostile Take-Over.

         B. In the event of a Hostile Take-Over while the Optionee remains a Board member, each outstanding option held by such Optionee under this Director Fee Option Grant Program shall automatically accelerate so that each such option shall, immediately prior to the effective date of the Hostile Take-Over, vest and become exercisable for all the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully-vested shares of Common Stock. The option shall remain so exercisable until the earliest to occur of (i) the expiration of the ten (10)-year option term, (ii) the expiration of the three (3)-year period measured from the date of the Optionee's cessation of Board Service, (iii) the termination of the option in connection with a Change in Control transaction or (iv) the surrender of the option in connection with that Hostile Take-Over.

         C. Upon the occurrence of a Hostile Take-Over, the Optionee shall have a thirty (30)-day period in which to surrender to the Corporation each outstanding option granted him or her under the Director Fee Option Grant Program. The Optionee shall in return be entitled to a cash payment from the Corporation in an amount equal to the excess of (i) the Take-Over Price of the shares of Common Stock at the time subject to each surrendered option (whether or not the option is otherwise at the time exercisable for those shares) over
(ii) the aggregate exercise price payable for such shares. Such cash payment shall be paid within five (5) days following the surrender of the option to the

Corporation. The Plan Administrator shall, at the time the option with such limited stock appreciation right is granted under the Director Fee Option Grant Program, pre-approve any subsequent exercise of that right in accordance with the terms of this Paragraph C. Accordingly, no further approval of the Plan Administrator or the Board shall be required at the time of the actual option surrender and cash payment.

         D. Each option which is assumed in connection with a Change in Control shall be appropriately adjusted, immediately after such Change in Control, to apply to the number and class of securities which would have been issuable to the Optionee in consummation of such Change in Control had the option been exercised immediately prior to such Change in Control. Appropriate adjustments shall also be made to the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same. To the extent the actual holders of the Corporation's outstanding Common Stock receive cash consideration for their Common Stock in consummation of the Change in Control transaction, the successor corporation may, in connection with the assumption of the outstanding options under this Plan, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in such Change in Control transaction.

         E. The grant of options under the Director Fee Option Grant Program shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

IV.      REMAINING TERMS

         The remaining terms of each option granted under this Director Fee Option Grant Program shall be the same as the terms in effect for option grants made under the Discretionary Option Grant Program.

                                  ARTICLE SIX

                                 MISCELLANEOUS

I.       NO FRACTIONAL SHARES

         No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan, and the Plan Administrator shall determine whether cash shall be paid in lieu of any fractional shares or whether such fractional shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

II.      TAX WITHHOLDING

         A. The Corporation's obligation to deliver shares of Common Stock upon the exercise of options or the issuance or vesting of such shares under the Plan shall be subject to the satisfaction of all applicable Federal, state and local income and employment tax withholding requirements.

         B. The Plan Administrator may, in its discretion, provide any or all holders of options or unvested shares of Common Stock under the Plan (other than the options granted or the shares issued under the Automatic Option Grant or Director Fee Option Grant Program) with the right to use shares of Common Stock in satisfaction of all or part of the Withholding Taxes to which such holders may become subject in connection with the exercise of their options or the vesting of their shares. Such right may be provided to any such holder in either or both of the following formats:

         Stock Withholding: The election to have the Corporation withhold, from the shares of Common Stock otherwise issuable upon the exercise of such option or the vesting of such shares, a portion of those shares with an aggregate Fair Market Value equal to the amount of the Withholding Taxes (not to exceed one hundred percent (100%) of such Withholding Taxes) to be satisfied in such manner as designated by the holder in writing.

         Stock Delivery: The election to deliver to the Corporation, at the time the option is exercised or the shares vest, one or more shares of Common Stock previously acquired by such holder (other than in connection with the option exercise or share vesting triggering the Withholding Taxes) with an aggregate Fair Market Value equal to the amount of the Withholding Taxes (not to exceed one hundred percent (100%) of such Withholding Taxes) to be satisfied in such manner as designated by the holder in writing.

III.     EFFECTIVE DATE AND TERM OF THE PLAN

         A. The Plan shall become effective immediately upon the Plan Effective Date. However, the Director Fee Option Grant Program shall not be implemented until such time as the Committee may deem appropriate. Options may be granted under the Discretionary Option Grant Program at any time on or after the Plan Effective Date, and the initial option grants under the Automatic Option Grant Program shall be made on the Plan Effective Date to any non-employee Board members eligible for such grants at that time. However, no options granted under the Plan may be exercised, and no shares shall be issued under the Plan, until the Plan is approved by the Corporation's stockholders. If such stockholder approval is not obtained within twelve (12) months after the Plan Effective Date, then all options previously granted under this Plan shall terminate and cease to be outstanding, and no further options shall be granted and no shares shall be issued under the Plan.

         B. The Plan shall serve as the successor to the Predecessor Plan, and no further option grants or direct stock issuances shall be made under the Predecessor Plan after the Plan Effective Date. Each option to purchase a share of the Corporation's common stock outstanding under the Predecessor Plan on the Plan Effective Date shall be converted into an option to purchase one (1) share of Common Stock under the Plan and shall be incorporated into the Plan at that time and shall be treated as an outstanding option under the Plan. However, each outstanding option so incorporated shall continue to be governed solely by the terms of the documents evidencing such option under the Predecessor Plan, and no provision of the Plan shall be deemed to affect or otherwise modify the rights or obligations of the holders of such incorporated options with respect to their acquisition of shares of Common Stock.

         C. One or more provisions of the Plan, including (without limitation) the option/vesting acceleration provisions of Article Two relating to Changes in Control and Hostile Take-Overs, may, in the Plan Administrator's discretion, be extended to one or more options incorporated from the Predecessor Plan which do not otherwise contain such provisions; provided, however, that no such provision of the Plan shall be extended to an option incorporated from the Predecessor Plan to the extent such action would (i) cause any Incentive Option outstanding under the Predecessor Plan to cease to qualify as an Incentive Option for federal income tax purposes, or (ii) result in a charge to the Corporation's earnings for financial reporting purposes.

         D. The Plan shall terminate upon the earliest of (i) the tenth anniversary of the Plan Effective Date, (ii) the tenth anniversary of the approval of the Plan by the Corporation's stockholders, (iii) the date on which all shares available for issuance under the Plan shall have been issued as fully-vested shares or (iv) the termination of all outstanding options in connection with a Change in Control. Upon such Plan termination, all option grants and unvested stock issuances outstanding at that time shall thereafter continue to have force and effect in accordance with the provisions of the documents evidencing such grants or issuances.

IV.      AMENDMENT OF THE PLAN

         A. The Board shall have complete and exclusive power and authority to amend or modify the Plan in any or all respects. However, no such amendment or modification shall adversely affect the rights and obligations with respect to stock options or unvested stock issuances at the time outstanding under the Plan unless the Optionee or the Participant consents to such amendment or modification. In addition, an amendment or modification of the Plan must be approved by the Corporation's stockholders if such amendment or modification would:

                  1. Increase the number of shares of Common Stock reserved for issuance over the term of the Plan under Section V.A of Article One of the Plan (other than increases pursuant to Section V.E. of Article One of the Plan).

                  2. Change the number of shares of Common Stock for which any one person participating in the Plan may receive stock options, direct stock issuances and share right awards in the aggregate per calendar year under Section V.C. of Article One of the Plan (other than changes pursuant to Section V.E. of Article One of the Plan).

                  3. Change the persons or class of persons eligible to participate in the Plan under Section IV of Article One of the Plan; or

                  4. Materially increase or enlarge the rights or benefits available to persons participating in the Plan.

         B. Options to purchase shares of Common Stock may be granted under the Discretionary Option Grant Program and shares of Common Stock may be issued under the Stock Issuance Program that are in each instance in excess of the number of shares then available for issuance under the Plan, provided any excess shares actually issued under those programs shall be held in escrow until there is obtained stockholder approval of an amendment sufficiently increasing the number of shares of Common Stock available for issuance under the Plan. If such stockholder approval is not obtained within twelve (12) months after the date the first such excess issuances are made, then (i) any unexercised options granted on the basis of such excess shares shall terminate and cease to be outstanding and (ii) the Corporation shall promptly refund to the Optionees and the Participants the exercise or purchase price paid for any excess shares issued under the Plan and held in escrow, together with interest (at the applicable Short Term Federal Rate) for the period the shares were held in escrow, and such shares shall thereupon be automatically cancelled and cease to be outstanding.

V.       USE OF PROCEEDS

         Any cash proceeds received by the Corporation from the sale of shares of Common Stock under the Plan shall be used for general corporate purposes.

VI.      REGULATORY APPROVALS

         A. The implementation of the Plan, the granting of any stock option under the Plan and the issuance of any shares of Common Stock (i) upon the exercise of any granted option or (ii) under the Stock Issuance Program shall be subject to the Corporation's procurement of all approvals and permits required by regulatory authorities having jurisdiction over the Plan, the stock options granted under it and the shares of Common Stock issued pursuant to it.

         B. No shares of Common Stock or other assets shall be issued or delivered under the Plan unless and until there shall have been compliance with all applicable requirements of Federal and state securities laws, including the filing and effectiveness of the Form S-8 registration statement for the shares of Common Stock issuable under the Plan, and all applicable listing requirements of any stock exchange (or the Nasdaq National Market, if applicable) on which Common Stock is then listed for trading.

VII.     NO EMPLOYMENT/SERVICE RIGHTS

         Nothing in the Plan shall confer upon any Optionee or Participant any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Corporation (or any Parent or Subsidiary employing or retaining such person) or of any Optionee or Participant, which rights are hereby expressly reserved by each, to terminate such person's Service at any time for any reason, with or without cause.

VIII.    SECTION 162(m)

         It is the intent of the Corporation that any options granted under the Plan to a "covered employee" (as that term is defined in Section 162(m) of the Code) with an exercise price of not less than the Fair Market Value per share of Common Stock on the date of grant shall qualify as "qualified performance-based compensation" (within the meaning of Treas. Reg. ss. 1.162-27(e)) and the Plan shall be interpreted consistently with such intent. In furtherance of the foregoing, if and to the extent that the Corporation intends that an option granted under the Plan to any covered employee shall qualify as qualified performance-based compensation, all decisions regarding the grant of such option shall be made only by members of the Committee who qualify as "outside directors" within the meaning of Treas. Reg. ss. 1.162-27(e)(3).

                                    APPENDIX
                                    --------


         The following definitions shall be in effect under the Plan:

         A. AUTOMATIC OPTION GRANT PROGRAM shall mean the automatic option grant program in effect under Article Four of the Plan.

         B. BOARD shall mean the Corporation's Board of Directors.

         C. CERTIFICATE OF INCORPORATION shall mean the Restated Certificate of Incorporation of Acacia Research Corporation filed with the Delaware Secretary of State on the Plan Effective Date and all subsequent amendments, supplements, modifications and replacements thereof.

         D. CHANGE IN CONTROL shall mean a change in ownership or control of the Corporation effected through any of the following transactions:

                  (i) a stockholder-approved merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction, or

                  (ii) a sale, transfer or other disposition of all or substantially all of the Corporation's assets to an entity which is not a Subsidiary of the Corporation, or

                  (iii) the acquisition, directly or indirectly by any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation), of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the Corporation's stockholders.

         E. CODE shall mean the Internal Revenue Code of 1986, as amended.

         F. COMMITTEE shall mean the committee of two (2) or more non-employee Board members appointed by the Board to administer the Discretionary Option Grant Program with respect to Section 16 Insiders.

         G. COMMON STOCK shall mean the Corporation's "Acacia Research - Acacia Technologies Common Stock" (as defined in the Certificate of Incorporation).

         H. CORPORATION shall mean Acacia Research Corporation, a Delaware corporation, and any corporate successor to all or substantially all of the assets or voting stock of Acacia Research Corporation, which shall by appropriate action adopt the Plan.

         I. DIRECTOR FEE OPTION GRANT PROGRAM shall mean the special stock option grant program in effect for non-employee Board members under Article Five of the Plan.

                                  APPENDIX TO
                                    ANNEX D
                                      -1-

         J. DISCRETIONARY OPTION GRANT PROGRAM shall mean the discretionary option grant program in effect under Article Two of the Plan.

         K. EMPLOYEE shall mean an individual who is in the employ of the Corporation (or any Parent or Subsidiary), subject to the control and direction of the employer entity as to both the work to be performed and the manner and method of performance.

         L. EXERCISE DATE shall mean the date on which the Corporation shall have received written notice of the option exercise.

         M. FAIR MARKET VALUE per share of Common Stock on any relevant date shall be determined in accordance with the following provisions:

                  (i) If the Common Stock is at the time traded on the Nasdaq National Market, then the Fair Market Value shall be the closing selling price per share of Common Stock on the date in question, as such price is reported on the Nasdaq National Market. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

                  (ii) If the Common Stock is at the time listed on any Stock Exchange, then the Fair Market Value shall be the closing selling price per share of Common Stock on the date in question on the Stock Exchange determined by the Plan Administrator to be the primary market for the Common Stock, as such price is officially quoted in the composite tape of transactions on such exchange. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

                  (iii) If the Common Stock is at the time not traded on the Nasdaq National Market or listed on any Stock Exchange, but is regularly traded in any over-the-counter market, then the Fair Market Value shall be the average of the bid and asked prices per share of Common Stock in such over-the-counter market on the date in question. If there are no bid and asked prices on the date in question, then the Fair Market Value shall be the average of the bid and asked prices in such over-the-counter market on the last preceding date for which such prices exist.

                  (iv) If the Common Stock is at the time not traded as described in (i), (ii) or (iii) above, then the Fair Market Value of a share of Common Stock shall be determined by the Plan Administrator, after taking into account such factors as it deems appropriate.

         N. HOSTILE TAKE-OVER shall mean either of the following events effecting a change in control or ownership of the Corporation:

                  (i) the acquisition, directly or indirectly, by any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation) of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a

                                  APPENDIX TO
                                    ANNEX D
                                      -2-
tender or exchange offer made directly to the Corporation's stockholders which the Board does not recommend such stockholders to accept, or

                  (ii) a change in the composition of the Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time the Board approved such election or nomination.

         O. IMMEDIATE FAMILY shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law and shall include adoptive relationships.

         P. INCENTIVE OPTION shall mean an option which satisfies the requirements of Code Section 422.

         Q. MISCONDUCT shall mean the commission of any act of fraud, embezzlement or dishonesty by the Optionee or Participant, any unauthorized use or disclosure by such person of confidential information or trade secrets of the Corporation (or any Parent or Subsidiary), or any other intentional misconduct by such person adversely affecting the business or affairs of the Corporation (or any Parent or Subsidiary)in a material manner. The foregoing definition shall not be deemed to be inclusive of all the acts or omissions which the Corporation (or any Parent or Subsidiary) may consider as grounds for the dismissal or discharge of any Optionee, Participant or other person in the Service of the Corporation (or any Parent or Subsidiary).

         R. 1934 ACT shall mean the Securities Exchange Act of 1934, as amended.

         S. NON-STATUTORY OPTION shall mean an option not intended to satisfy the requirements of Code Section 422.

         T. OPTIONEE shall mean any person to whom an option is granted under the Discretionary Option Grant Program, the Automatic Option Grant Program or the Director Fee Option Grant Program.

         U. PARENT shall mean any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation, provided each corporation in the unbroken chain (other than the Corporation) owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

         V. PARTICIPANT shall mean any person who is issued shares of Common Stock under the Stock Issuance Program.

         W. PERMANENT DISABILITY OR PERMANENTLY DISABLED shall mean the inability of the Optionee or the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental

                                  APPENDIX TO
                                    ANNEX D
                                      -3-
impairment which can be expected to result in death or to be of continuous duration of twelve (12) months or more. However, solely for purposes of the Automatic Option Grant and Director Fee Option Grant Programs, Permanent Disability or Permanently Disabled shall mean the inability of the non-employee Board member to perform his or her usual duties as a Board member by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of twelve (12) months or more.

         X. PLAN shall mean the Corporation's 2002 Acacia Technologies Stock Incentive Plan, as set forth in this document.

         Y. PLAN ADMINISTRATOR shall mean the particular body, whether the Committee or the Board, which is authorized to administer the Discretionary Option Grant and Stock Issuance Programs with respect to one or more classes of eligible persons, to the extent such entity is carrying out its administrative functions under those programs with respect to the persons under its jurisdiction.

         Z. PLAN EFFECTIVE DATE shall mean the date on which the Plan becomes effective, which shall be concurrent with the date on which the Certificate of Incorporation is filed by the Corporation with the Delaware Secretary of State.

         AA. PREDECESSOR PLAN shall mean the Corporation's 1996 Stock Option Plan, as in effect immediately prior to the Plan Effective Date hereunder.

         BB. SECTION 16 INSIDER shall mean an officer or director of the Corporation subject to the short-swing profit liabilities of Section 16 of the 1934 Act.

         CC. SERVICE shall mean the performance of services for the Corporation (or any Parent or Subsidiary) by a person in the capacity of an Employee, a non-employee member of the board of directors or a consultant or independent advisor, except to the extent otherwise specifically provided in the documents evidencing the option grant or stock issuance.

         DD. SHORT TERM FEDERAL RATE shall mean the federal short-term rate in effect under Section 1274(d) of the Code for the period the shares were held in escrow.

         EE. STOCK EXCHANGE shall mean either the American Stock Exchange or the New York Stock Exchange.

         FF. STOCK ISSUANCE AGREEMENT shall mean the agreement entered into by the Corporation and the Participant at the time of issuance of shares of Common Stock under the Stock Issuance Program.

         GG. STOCK ISSUANCE PROGRAM shall mean the stock issuance program in effect under Article Three of the Plan.

         HH. SUBSIDIARY shall mean any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation, provided each corporation (other than the last corporation) in the unbroken chain owns,

                                  APPENDIX TO
                                    ANNEX D
                                      -4-
at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

         II. TAKE-OVER PRICE shall mean the greater of (i) the Fair Market Value per share of Common Stock on the date the option is surrendered to the Corporation in connection with a Hostile Take-Over or, if applicable, (ii) the highest reported price per share of Common Stock paid by the tender offeror in effecting the Hostile Take-Over through the acquisition of such Common Stock. However, if the surrendered option is an Incentive Option, the Take-Over Price shall not exceed the price per share described in clause (i) above.

         JJ. 10% STOCKHOLDER shall mean the owner of stock (as determined under Code Section 424(d)) possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation (or any Parent or Subsidiary).

         KK. WITHHOLDING TAXES shall mean the Federal, state and local income and employment withholding taxes to which the holder of options or unvested shares of Common Stock may become subject in connection with the exercise of those options or the vesting of those shares.

                                  APPENDIX TO
                                    ANNEX D
                                      -5-

                                     ANNEX E
                                     -------

                           ACACIA RESEARCH CORPORATION

                      2002 COMBIMATRIX STOCK INCENTIVE PLAN

                                  ARTICLE ONE

                               GENERAL PROVISIONS

I.       PURPOSE OF THE PLAN

         This 2002 CombiMatrix Stock Incentive Plan is intended to promote the interests of Acacia Research Corporation, a Delaware corporation, by providing eligible persons in the Corporation's Service with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Corporation as an incentive for them to remain in such Service.

         Capitalized terms shall have the meanings assigned to such terms in the attached Appendix.

II.      STRUCTURE OF THE PLAN

         A. The Plan shall be divided into five separate equity incentive programs:

                  - the Discretionary Option Grant Program under which eligible persons may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock,

                  - the Stock Issuance Program under which eligible persons may, at the discretion of the Plan Administrator, be issued shares of Common Stock directly, either through the immediate purchase of such shares or as a bonus for services rendered the Corporation (or any Parent or Subsidiary),

                  - the Automatic Option Grant Program under which eligible non-employee Board members shall automatically receive option grants at designated intervals over their period of continued Board Service, and

                  - the Director Fee Option Grant Program under which non-employee Board members may elect to have all or any portion of their annual retainer fee otherwise payable in cash applied to a special stock option grant.

         B. The provisions of Articles One and Six shall apply to all equity incentive programs under the Plan and shall govern the interests of all persons under the Plan.

III.     ADMINISTRATION OF THE PLAN

         A. The Committee shall have sole and exclusive authority to administer the Discretionary Option Grant and Stock Issuance Programs with respect to

Section 16 Insiders. Administration of the Discretionary Option Grant and Stock Issuance Programs with respect to all other persons eligible to participate in those programs may, at the Board's discretion, be vested in the Committee, or the Board may retain the power to administer those programs with respect to all such persons. However, any discretionary option grants or stock issuances to members of the Committee must be authorized and approved by a disinterested majority of the Board.

         B. Members of the Committee shall serve for such period of time as the Board may determine and may be removed by the Board at any time.

         C. The Plan Administrator shall, within the scope of its administrative functions under the Plan, have full power and authority (subject to the provisions of the Plan) to establish such rules and regulations as it may deem appropriate for proper administration of the Discretionary Option Grant and Stock Issuance Programs and to make such determinations under, and issue such interpretations of, the provisions of those programs and any outstanding options or stock issuances thereunder as it may deem necessary or advisable. Decisions of the Plan Administrator within the scope of its administrative functions under the Plan shall be final and binding on all parties who have an interest in the Discretionary Option Grant and Stock Issuance Programs under its jurisdiction or any stock option or stock issuance thereunder.

         D. Service on the Committee shall constitute Service as a Board member, and members of each such committee shall accordingly be entitled to full indemnification and reimbursement as Board members for their service on such committee. No member of the Committee shall be liable for any act or omission made in good faith with respect to the Plan or any option grants or stock issuances under the Plan.

         E. Administration of the Automatic Option Grant and Director Fee Option Grant Programs shall be self-executing in accordance with the terms of those programs, and no Plan Administrator shall exercise any discretionary functions with respect to any option grants or stock issuances made under those programs.

IV.      ELIGIBILITY

         A. The persons eligible to participate in the Discretionary Option Grant and Stock Issuance Programs are as follows:

                           (i) Employees,

                           (ii) non-employee members of the Board or the board
                  of directors of any Parent or Subsidiary, and

                           (iii) consultants and other independent advisors who
                  provide services to the Corporation (or any Parent or Subsidiary).

         B. The Plan Administrator shall, within the scope of its administrative jurisdiction under the Plan, have full authority to determine, (i) with respect to the option grants under the Discretionary Option Grant Program, which eligible persons are to receive such grants, the time or times when those grants are to be made, the number of shares to be covered by each such grant, the status of the granted option as either an Incentive Option or a Non-Statutory Option, if, and the extent to which, each option is to be exercisable at a different time or times than those times set forth in Section I.B.1. of Article Two of the Plan, the vesting schedule (if any) applicable to the option shares and the maximum term for which the option is to remain outstanding and (ii) with respect to stock issuances under the Stock Issuance Program, which eligible persons are to receive such issuances, the time or times when the issuances are to be made, the number of shares to be issued to each Participant, the vesting schedule (if any) applicable to the issued shares and the consideration for such shares.

         C. The Plan Administrator shall have the absolute discretion either to grant options in accordance with the Discretionary Option Grant Program or to effect stock issuances in accordance with the Stock Issuance Program.

         D. The individuals who shall be eligible to participate in the Automatic Option Grant Program shall be limited to (i) those individuals who first become non-employee Board members after the Plan Effective Date, whether through appointment by the Board or election by the Corporation's stockholders, and (ii) those individuals who continue to serve as non-employee Board members on the first business day in each calendar year following the Plan Effective Date and during the term of the Plan, including any individuals who first became non-employee Board members prior to such Plan Effective Date. A non-employee Board member who has previously been in the employ of the Corporation (or any Parent or Subsidiary) shall not be eligible to receive an option grant under the Automatic Option Grant Program at the time he or she first becomes a non-employee Board member, but shall be eligible to receive periodic option grants under the Automatic Option Grant Program while he or she continues to serve as a non-employee Board member.

         E. All non-employee Board members shall be eligible to participate in the Director Fee Option Grant Program.

V.       STOCK SUBJECT TO THE PLAN

         A. The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Corporation on the open market. The number of shares of Common Stock initially reserved for issuance over the term of the Plan shall not exceed _______________ shares. Such authorized reserve consists of (i) the sum of (A) the number of shares which remain available for issuance, as of the Plan Effective Date, under the CombiMatrix Predecessor Plans as last approved by CombiMatrix Corporation's stockholders (_____________ shares), plus (B) an amount equal to the product of the Exchange Ratio, multiplied by the number of shares available for issuance, as of the Plan Effective Date, under the Acacia Research Predecessor Plan (such product being equal to ______________ shares), including, in each case, the shares subject to the outstanding options to be incorporated into the Plan and the additional shares which would otherwise be available for future grant, plus
(ii) an increase of __________ shares authorized by the Board but subject to stockholder approval prior to the Plan Effective Date.

         B. The number of shares of Common Stock available for issuance under the Plan shall automatically increase on the first trading day of January each calendar year during the term of the Plan, beginning with calendar year 2003, by an amount equal to three percent (3%) of the total number of shares of Common Stock outstanding on the last trading day in December of the immediately preceding calendar year, but in no event shall any such annual increase exceed 600,000 shares and in no event shall the aggregate number of shares of Common Stock available for issuance under the Plan (as adjusted for all such annual increases) exceed 20,000,000 shares.

         C. No one person participating in the Plan may receive stock options, separately exercisable stock appreciation rights and direct stock issuances or share right awards for more than 1,000,000 shares of Common Stock in the aggregate per calendar year.

         D. Shares of Common Stock subject to outstanding options (including options incorporated into this Plan from the Predecessor Plans) shall be available for subsequent issuance under the Plan to the extent (i) those options expire or terminate for any reason prior to exercise in full or (ii) the options are cancelled in accordance with the cancellation-regrant provisions of Article Two. Unvested shares issued under the Plan and subsequently cancelled or repurchased by the Corporation at the original exercise or issue price paid per share, pursuant to the Corporation's repurchase rights under the Plan, shall be added back to the number of shares of Common Stock reserved for issuance under the Plan and shall accordingly be available for reissuance through one or more subsequent option grants or direct stock issuances under the Plan. In addition, should the exercise price of an option under the Plan be paid with shares of Common Stock or should shares of Common Stock otherwise issuable under the Plan be withheld by the Corporation in satisfaction of the withholding taxes incurred in connection with the exercise of an option or the vesting of a stock issuance under the Plan, then the number of shares of Common Stock available for issuance under the Plan shall be reduced only by the net number of shares of Common Stock issued to the holder of such option or stock issuance, and not by the gross number of shares for which the option is exercised or which vest under the stock issuance. However, shares of Common Stock underlying one or more stock appreciation rights exercised under Section V of Article Two, Section II.D of Article Four or Section III.C of Article Five of the Plan shall not be available for subsequent issuance under the Plan.

         E. If any change is made to the Common Stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Corporation's receipt of consideration, appropriate adjustments shall be made by the Plan Administrator to (i) the maximum number and/or class of securities issuable under the Plan, (ii) the maximum number and/or class of securities for which any one person may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances or share right awards under the Plan per calendar year, (iii) the number and/or class of securities for which grants are subsequently to be made under the Automatic Option Grant Program to new and continuing non-employee Board members, (iv) the number and/or class of securities and the exercise price per share in effect under each outstanding option under the Plan, (v) the number and/or class of securities and exercise price per share in effect under each outstanding option incorporated into this Plan from the Predecessor Plans, and (vi) the maximum number and/or class of securities by which the share reserve is to increase automatically each calendar year pursuant to the provisions of Section V.B. of this Article One. Such adjustments to the outstanding options are to be effected in a manner which shall preclude the enlargement or dilution of rights and benefits under such options. The adjustments determined by the Plan Administrator shall be final, binding and conclusive.

                                  ARTICLE TWO

                       DISCRETIONARY OPTION GRANT PROGRAM

I.       OPTION TERMS

         Each option shall be evidenced by one or more documents in the form approved by the Plan Administrator; provided, however, that each such document shall comply with the terms specified below. Each document evidencing an Incentive Option shall, in addition, be subject to the provisions of the Plan applicable to such options.

         A. EXERCISE PRICE.

                  1. The exercise price per share shall be fixed by the Plan Administrator but shall not be less than eighty-five percent (85%) of the Fair Market Value per share of Common Stock on the option grant date.

                  2. The exercise price shall become immediately due upon exercise of the option and shall, subject to the provisions of the documents evidencing the option, be payable in one or more of the forms specified below:

                           (i) cash or check made payable to the Corporation, or

                           (ii) shares of Common Stock held for the requisite
                  period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes and valued at Fair Market Value on the Exercise Date, or

                           (iii) to the extent the option is exercised for
                  vested shares, through a special sale and remittance procedure pursuant to which the Optionee shall concurrently provide irrevocable instructions to (a) a Corporation-designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Corporation, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares plus all applicable Federal, state and local income and employment taxes required to be withheld by the Corporation by reason of such exercise and (b) the Corporation to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale.

         Except to the extent such sale and remittance procedure is utilized, payment of the exercise price for the purchased shares must be made on the Exercise Date.

         B. EXERCISE AND TERM OF OPTIONS.

                  1. Unless otherwise determined by the Plan Administrator and set forth in the documents evidencing the option:

                           (i) Each option granted under the Discretionary
                  Option Grant Program to an Optionee in connection with the commencement of the Optionee's Service with the Corporation (or any Parent or Subsidiary) shall become exercisable for one-third (1/3) of the shares of Common Stock subject to such option upon such Optionee's completion of one year of Service measured from the option grant date and shall become exercisable for the balance of the option shares in twenty-four (24) successive equal monthly installments upon the Optionee's completion of each additional month of Service over the 24-month period measured from the first year anniversary of the grant date.

                           (ii) Each option granted under the Discretionary
                  Option Grant Program other than an option described in subparagraph (i) immediately above shall become exercisable for one-sixth (1/6) of the shares of Common Stock subject to the option upon such Optionee's completion of six (6) months of Service measured from the option grant date and shall become exercisable for the balance of the option shares in thirty (30) successive equal monthly installments upon the Optionee's completion of each additional month of Service over the 30-month period measured from the 6-month anniversary of the grant date.

                  2. Notwithstanding any other provision of the Plan, no option shall have a term in excess of ten (10) years measured from the option grant date.

         C. EFFECT OF TERMINATION OF SERVICE.

                  1. The following provisions shall govern the exercise of any options held by the Optionee at the time of cessation of Service or death:

                           (i) Any option outstanding at the time of the
                  Optionee's cessation of Service for any reason shall remain exercisable for such period of time thereafter as shall be determined by the Plan Administrator and set forth in the documents evidencing the option, but no such option shall be exercisable after the expiration of the option term.

                           (ii) Any option held by the Optionee at the time of
                  death and exercisable in whole or in part at that time may be subsequently exercised by the personal representative of the Optionee's estate or by the person or persons to whom the option is transferred pursuant to the Optionee's will or the laws of descent and distribution or by the Optionee's designated beneficiary or beneficiaries of that option.

                           (iii) Should the Optionee's Service be terminated for
                  Misconduct or should the Optionee otherwise engage in Misconduct while holding one or more outstanding options under this Article Two, then all those options shall terminate immediately and cease to be outstanding.

                           (iv) During the applicable post-Service exercise
                  period, the option may not be exercised in the aggregate for more than the number of vested shares for which the option is exercisable on the date of the Optionee's cessation of Service. Upon the expiration of the applicable exercise period or (if earlier) upon the expiration of the option term, the option shall terminate and cease to be outstanding for any vested shares for which the option has not been exercised. However, the option shall, immediately upon the Optionee's cessation of Service, terminate and cease to be outstanding to the extent the option is not otherwise at that time exercisable for vested shares.

                  2. The Plan Administrator shall have complete discretion, exercisable either at the time an option is granted or at any time while the option remains outstanding, to:

                           (i) extend the period of time for which the option is
                  to remain exercisable following the Optionee's cessation of Service from the limited exercise period otherwise in effect for that option to such greater period of time as the Plan Administrator shall deem appropriate, but in no event beyond the expiration of the option term, and/or

                           (ii) permit the option to be exercised, during the
                  applicable post-Service exercise period, not only with respect to the number of vested shares of Common Stock for which such option is exercisable at the time of the Optionee's cessation of Service but also with respect to one or more additional installments in which the Optionee would have vested had the Optionee continued in Service.

         D. STOCKHOLDER RIGHTS. The holder of an option shall have no stockholder rights with respect to the shares subject to the option until such person shall have exercised the option, paid the exercise price and become a holder of record of the purchased shares.

         E. REPURCHASE RIGHTS. The Plan Administrator shall have the discretion to grant options which are exercisable for unvested shares of Common Stock. Should the Optionee cease Service while holding such unvested shares, the Corporation shall have the right to repurchase, at the exercise price paid per share, any or all of those unvested shares. The terms upon which such repurchase right shall be exercisable (including the period and procedure for exercise and the appropriate vesting schedule for the purchased shares) shall be established by the Plan Administrator and set forth in the document evidencing such repurchase right.

         F. LIMITED TRANSFERABILITY OF OPTIONS. During the lifetime of the Optionee, Incentive Options shall be exercisable only by the Optionee and shall not be assignable or transferable other than by will or the laws of descent and distribution following the Optionee's death. Non-Statutory Options shall be subject to the same limitation, except that a Non-Statutory Option may be assigned in whole or in part during the Optionee's lifetime to one or more of the Optionee's Immediate Family or to a trust established exclusively for the Optionee or one or more members of the Optionee's Immediate Family members or to Optionee's former spouse, to the extent such assignment is in connection with the Optionee's estate plan or pursuant to a domestic relations order. The assigned portion may only be exercised by the person or persons who acquire a proprietary interest in the option pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate.

Notwithstanding the foregoing, the Optionee may also designate one or more persons as the beneficiary or beneficiaries of his or her outstanding options under this Article Two, and those options shall, in accordance with such designation, automatically be transferred to such beneficiary or beneficiaries upon the Optionee's death while holding those options. Such beneficiary or beneficiaries shall take the transferred options subject to all the terms and conditions of the applicable agreement evidencing each such transferred option, including (without limitation) the limited time period during which the option may be exercised following the Optionee's death.

II.      INCENTIVE OPTIONS

         The terms specified below shall be applicable to all Incentive Options. Except as modified by the provisions of this Section II, all the provisions of Articles One, Two and Six shall be applicable to Incentive Options. Options which are specifically designated as Non-Statutory Options when issued under the Plan shall not be subject to the terms of this Section II.

         A. ELIGIBILITY. Incentive Options may only be granted to Employees.

         B. EXERCISE PRICE. The exercise price per share shall not be less than one hundred percent (100%) of the Fair Market Value per share of Common Stock on the option grant date.

         C. DOLLAR LIMITATION. The aggregate Fair Market Value of the shares of Common Stock (determined as of the respective date or dates of grant) for which one or more options granted to any Employee under the Plan (or any other option plan of the Corporation or any Parent or Subsidiary) may for the first time become exercisable as Incentive Options during any one calendar year shall not exceed the sum of One Hundred Thousand Dollars ($100,000). To the extent the Employee holds two (2) or more such options which become exercisable for the first time in the same calendar year, the foregoing limitation on the exercisability of such options as Incentive Options shall be applied on the basis of the order in which such options are granted.

         D. FAILURE TO QUALIFY AS INCENTIVE OPTION. To the extent that any option governed by this Plan does not qualify as an Incentive Option, by reason of the dollar limitation described in Section II.C of this Article Two or for any other reason, such option shall be exercisable as a Non-Statutory Option under the Federal tax laws.

         E. 10% STOCKHOLDER. If any Employee to whom an Incentive Option is granted is a 10% Stockholder, then the exercise price per share shall not be less than one hundred ten percent (110%) of the Fair Market Value per share of Common Stock on the option grant date, and the option term shall not exceed five
(5) years measured from the option grant date.

III.     CHANGE IN CONTROL/HOSTILE TAKE-OVER

         A. Unless otherwise determined by the Plan Administrator and expressly set forth in the documents evidencing the option, each option outstanding under the Discretionary Option Grant Program at the time of a Change in Control but not otherwise exercisable for all the shares of Common Stock at that time subject to such option shall automatically accelerate so that each such option shall, immediately prior to the effective date of the Change in Control, become exercisable for all the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully vested shares of Common Stock, regardless of whether such options are assumed by the successor corporation or otherwise continued in force and effect pursuant to the Change in Control transaction.

         B. All of the Corporation's outstanding repurchase rights under the Discretionary Option Grant Program shall also terminate automatically, and the shares of Common Stock subject to those terminated rights shall immediately vest in full, in the event of any Change in Control, except to the extent such accelerated vesting is precluded by limitations imposed by the Plan Administrator at the time the repurchase right is issued.

         C. Immediately following the consummation of the Change in Control, all outstanding options shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or parent thereof) or otherwise expressly continued in full force and effect pursuant to the terms of the Change in Control transaction.

         D. Each option which is assumed in connection with a Change in Control or otherwise continued in effect shall be appropriately adjusted, immediately after such Change in Control, to apply to the number and class of securities which would have been issuable to the Optionee in consummation of such Change in Control had the option been exercised immediately prior to such Change in Control. Appropriate adjustments to reflect such Change in Control shall also be made to (i) the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same, (ii) the maximum number and/or class of securities available for issuance over the remaining term of the Plan, (iii) the maximum number and/or class of securities by which the share reserve is to increase each calendar year pursuant to the automatic share increase provisions of the Plan and (iv) the maximum number and/or class of securities for which any one person may be granted options, separately exercisable stock appreciation rights and direct stock issuances or share right awards under the Plan per calendar year. To the extent the actual holders of the Corporation's outstanding Common Stock receive cash consideration for their Common Stock in consummation of the Change in Control transaction, the successor corporation may, in connection with the assumption of the outstanding options under the Discretionary Option Grant Program, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in such Change in Control transaction.

         E. Unless otherwise determined by the Plan Administrator and expressly set forth in the documents evidencing the option, each option outstanding under the Discretionary Option Grant Program at the time of a Hostile Take-Over but not otherwise exercisable for all the shares of Common Stock subject to such option at that time shall, immediately prior to the effective date of a Hostile Take-Over, automatically vest and become exercisable for all the shares of Common Stock at that time subject to such options on an accelerated basis and may be exercised for any or all of such shares as fully vested shares of Common Stock. In addition, all of the Corporation's repurchase rights under the Discretionary Option Grant Program shall terminate automatically upon the consummation of such Hostile Take-Over, and the shares subject to those terminated rights shall thereupon immediately vest in full, except to the extent such accelerated vesting is precluded by limitations imposed by the Plan

Administrator at the time the repurchase right is issued. Each option so accelerated shall remain exercisable for fully vested shares of Common Stock until the expiration or sooner termination of the option term.

         F. The portion of any Incentive Option accelerated in connection with a Change in Control or Hostile Take-Over shall remain exercisable as an Incentive Option only to the extent the applicable One Hundred Thousand Dollar ($100,000) limitation is not exceeded. To the extent such dollar limitation is exceeded, the accelerated portion of such option shall be exercisable as a Non-Statutory Option under the Federal tax laws.

         G. The grant of options under the Discretionary Option Grant Program shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

IV.      CANCELLATION AND REGRANT OF OPTIONS

         The Plan Administrator shall have the authority to effect, at any time and from time to time, with the consent of the affected option holders, the cancellation of any or all outstanding options under the Discretionary Option Grant Program (including outstanding options incorporated from the Predecessor Plans) and to grant in substitution new options covering the same or a different number of shares of Common Stock but with an exercise price per share calculated based upon the Fair Market Value per share of Common Stock on the new grant date.

V.       STOCK APPRECIATION RIGHTS

         A. The Plan Administrator shall have full power and authority to grant to selected Optionees tandem stock appreciation rights and/or limited stock appreciation rights.

         B. The following terms shall govern the grant and exercise of tandem stock appreciation rights:

                           (i) One or more Optionees may be granted the right,
                  exercisable upon such terms as the Plan Administrator may establish, to elect between the exercise of the underlying option for shares of Common Stock and the surrender of that option in exchange for a payment from the Corporation in an amount equal to the excess of (a) the Fair Market Value (on the option surrender date) of the number of shares in which the Optionee is at the time vested under the surrendered option (or surrendered portion thereof) over (b) the aggregate exercise price payable for such shares.

                           (ii) No such option surrender shall be effective
                  unless it is approved by the Plan Administrator, either at the time of the actual option surrender or at any earlier time. If the surrender is so approved, then the payment to which the Optionee shall be entitled may be made in shares of Common Stock valued at Fair Market Value on the option surrender date, in cash, or partly in shares and partly in cash, as the Plan Administrator shall in its sole discretion deem appropriate.

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

                           (iii) If the surrender of an option is not approved
                  by the Plan Administrator, then the Optionee shall retain whatever rights the Optionee had under the surrendered option (or surrendered portion thereof) on the option surrender date and may exercise such rights at any time prior to the later of
                  (a) five (5) business days after the receipt of the rejection notice or (b) the last day on which the option is otherwise exercisable in accordance with the terms of the documents evidencing such option, but in no event may such rights be exercised more than ten (10) years after the option grant date.

         C. The following terms shall govern the grant and exercise of limited stock appreciation rights:

                           (i) One or more Section 16 Insiders may be granted
                  limited stock appreciation rights with respect to their outstanding options.

                           (ii) Upon the occurrence of a Hostile Take-Over, each
                  individual holding one or more options with such a limited stock appreciation right shall have the unconditional right (exercisable for a thirty (30)-day period following such Hostile Take-Over) to surrender each such option (or any portion thereof) to the Corporation. In return for the surrendered option, the Optionee shall receive a cash payment from the Corporation in an amount equal to the excess of (A) the Take-Over Price of the shares of Common Stock at the time subject to such option (whether or not the option is otherwise vested and exercisable for those shares) over (B) the aggregate exercise price payable for those shares. Such cash payment shall be paid within five (5) days following the option surrender date.

                           (iii) At the time such limited stock appreciation
                  right is granted, the Plan Administrator shall pre-approve any subsequent exercise of that right in accordance with the terms of this Paragraph C. Accordingly, no further approval of the Plan Administrator or the Board shall be required at the time of the actual option surrender and cash payment.

                           (iv) The balance of the option (if any) shall remain
                  outstanding and exercisable in accordance with the documents evidencing such option.

                                 ARTICLE THREE

                             STOCK ISSUANCE PROGRAM

I.       STOCK ISSUANCE TERMS

         Shares of Common Stock may be issued under the Stock Issuance Program through direct and immediate issuances without any intervening option grants. Each such stock issuance shall be evidenced by a Stock Issuance Agreement which complies with the terms specified below. Shares of Common Stock may also be issued under the Stock Issuance Program pursuant to share right awards which entitle the recipients to receive those shares upon the attainment of designated performance goals.

         A. PURCHASE PRICE.

                  1. The purchase price per share shall be fixed by the Plan Administrator, but shall not be less than one hundred percent (100%) of the Fair Market Value per share of Common Stock on the issuance date.

                  2. Shares of Common Stock may be issued under the Stock Issuance Program for any of the following items of consideration which the Plan Administrator may deem appropriate in each individual instance:

                           (i) cash or check made payable to the Corporation, or

                           (ii) past services rendered to the Corporation (or
                  any Parent or Subsidiary).

         B. VESTING PROVISIONS.

                  1. Shares of Common Stock issued under the Stock Issuance Program may, in the discretion of the Plan Administrator, be fully and immediately vested upon issuance or may vest in one or more installments over the Participant's period of Service or upon attainment of specified performance objectives. The elements of the vesting schedule applicable to any unvested shares of Common Stock issued under the Stock Issuance Program shall be determined by the Plan Administrator and incorporated into the Stock Issuance Agreement. Shares of Common Stock may also be issued under the Stock Issuance Program pursuant to share right awards which entitle the recipients to receive those shares upon the attainment of designated performance goals. Upon the attainment of such performance goals, fully vested shares of Common Stock shall be issued in satisfaction of those share right awards.

                  2. Any new, substituted or additional securities or other property (including money paid other than as a regular cash dividend) which the Participant may have the right to receive with respect to the Participant's unvested shares of Common Stock by reason of any stock dividend, stock split, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Corporation's receipt of consideration shall be issued subject to (i) the same vesting requirements applicable to the Participant's unvested shares of Common Stock and (ii) such escrow arrangements as the Plan Administrator shall deem appropriate.

                  3. The Participant shall have full stockholder rights with respect to any shares of Common Stock issued to the Participant under the Stock Issuance Program, whether or not the Participant's interest in those shares is vested. Accordingly, the Participant shall have the right to vote such shares and to receive any regular cash dividends paid on such shares.

                  4. Should the Participant cease to remain in Service while holding one or more unvested shares of Common Stock issued under the Stock Issuance Program or should the performance objectives not be attained with respect to one or more such unvested shares of Common

         Stock, then those shares shall be immediately surrendered to the Corporation for cancellation, and the Participant shall have no further stockholder rights with respect to those shares. To the extent the surrendered shares were previously issued to the Participant for consideration paid in cash or cash equivalent (including the Participant's purchase-money indebtedness but not including services rendered by the Participant), the Corporation shall repay to the Participant the cash consideration paid for the surrendered shares and shall cancel the unpaid principal balance of any outstanding purchase-money note of the Participant attributable to the surrendered shares.

                  5. The Plan Administrator may in its discretion waive the surrender and cancellation of one or more unvested shares of Common Stock which would otherwise occur upon the cessation of the Participant's Service or the non-attainment of the performance objectives applicable to those shares. Such waiver shall result in the immediate vesting of the Participant's interest in the shares of Common Stock as to which the waiver applies. Such waiver may be effected at any time, whether before or after the Participant's cessation of Service or the attainment or non-attainment of the applicable performance objectives.

                  6. Outstanding share right awards under the Stock Issuance Program shall automatically terminate, and no shares of Common Stock shall actually be issued in satisfaction of those awards, if the performance goals or Service requirements established for such awards are not attained. The Plan Administrator, however, shall have the discretionary authority to issue shares of Common Stock under one or more outstanding share right awards as to which the designated performance goals or Service requirements have not been attained.

II.      CHANGE IN CONTROL/HOSTILE TAKE-OVER

         All of the Corporation's outstanding repurchase rights under the Stock Issuance Program shall terminate automatically, and all the shares of Common Stock subject to those terminated rights shall immediately vest in full, in the event of any Change in Control or Hostile Take-Over, except to the extent such accelerated vesting is precluded by other limitations imposed in the Stock Issuance Agreement.

III.     SHARE ESCROW/LEGENDS

         Unvested shares may, in the Plan Administrator's discretion, be held in escrow by the Corporation until the Participant's interest in such shares vests or may be issued directly to the Participant with restrictive legends on the certificates evidencing those unvested shares.

                                  ARTICLE FOUR

                         AUTOMATIC OPTION GRANT PROGRAM

I.       OPTION TERMS

         A. GRANT DATES. Option grants shall be made on the dates specified below:

                  1. Each individual who is first elected or appointed as a non-employee Board member at any time on or after the Plan Effective Date shall automatically be granted, on the date of such initial election or appointment, a Non-Statutory Option to purchase 20,000 shares of Common Stock, provided that individual has not previously been in the employ of the Corporation or any Parent or Subsidiary.

                  2. On the first business day in each calendar year following the Plan Effective Date and during the term of the Plan, each non-employee Board member then in office, shall automatically be granted a Non-Statutory Option to purchase 15,000 shares of Common Stock, provided such individual has served as a non-employee Board member for at least six (6) months. There shall be no limit on the number of such 15,000-share option grants any one non-employee Board member may receive over his or her period of Board Service, and non-employee Board members who have previously been in the employ of the Corporation (or any Parent or Subsidiary) or who joined the Board prior to the Plan Effective Date shall be eligible to receive one or more such annual option grants over their period of continued Board Service.

         B. EXERCISE PRICE.

                  1. The exercise price per share shall be equal to one hundred percent (100%) of the Fair Market Value per share of Common Stock on the option grant date.

                  2. The exercise price shall be payable in one or more of the alternative forms authorized under the Discretionary Option Grant Program. Except to the extent the sale and remittance procedure specified thereunder is utilized, payment of the exercise price for the purchased shares must be made on the Exercise Date.

         C. OPTION TERM. Each option shall have a maximum term of ten (10) years measured from the option grant date.

         D. EXERCISE AND VESTING OF OPTIONS. Each option granted pursuant to this Automatic Option Grant Program shall become exercisable in a series of four
(4) equal quarterly installments upon the Optionee's completion of each three
(3) months of continuous Service as a Board member over the 12-month period measured from the option grant date.

         E. LIMITED TRANSFERABILITY OF OPTIONS. Each option under this Article Four may be assigned in whole or in part during the Optionee's lifetime to one or more members of the Optionee's Immediate Family or to a trust established exclusively for the Optionee or one or more Members of the Optionee's Immediate Family or to Optionee's former spouse, to the extent such assignment is in connection with the Optionee's estate plan or pursuant to domestic relations order. The assigned portion may only be exercised by the person or persons who acquire a proprietary interest in the option pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate. The Optionee may also designate one or more persons as the beneficiary or beneficiaries of his or her outstanding options under this Article Four, and those options shall, in accordance with such designation, automatically be transferred to such beneficiary or beneficiaries upon the Optionee's death while holding those options. Such beneficiary or beneficiaries shall take the transferred options subject to all the terms and conditions of the applicable agreement evidencing each such transferred option, including (without limitation) the limited time period during which the option may be exercised following the Optionee's death.

         F. TERMINATION OF BOARD SERVICE. The following provisions shall govern the exercise of any options held by the Optionee at the time the Optionee ceases to serve as a Board member for any reason:

                           (i) The Optionee (or, in the event of Optionee's
                  death, the personal representative of the Optionee's estate or the person or persons to whom the option is transferred pursuant to the Optionee's will or the laws of descent and distribution or the designated beneficiary or beneficiaries of such option) shall have a six (6)-month period following the date of such cessation of Board Service in which to exercise each such option.

                           (ii) During the six (6)-month post-Service exercise
                  period, the option may not be exercised in the aggregate for more than the number of vested shares of Common Stock for which the option is exercisable at the time of the Optionee's cessation of Board Service.

                           (iii) In no event shall the option remain exercisable
                  after the expiration of the option term. Upon the expiration of the six (6)-month post-Service exercise period or (if earlier) upon the expiration of the option term, the option shall terminate and cease to be outstanding for any shares for which the option has not been exercised. However, the option shall, immediately upon the Optionee's cessation of Board Service for any reason, terminate and cease to be outstanding to the extent the option is not otherwise at that time exercisable.

II.      CHANGE IN CONTROL/ HOSTILE TAKE-OVER

         A. In the event of any Change in Control while the Optionee remains a Board member, the shares of Common Stock at the time subject to each outstanding option held by such Optionee under the Automatic Option Grant Program but not otherwise vested shall automatically accelerate so that each such option shall, immediately prior to the effective date of the Change in Control, vest and become exercisable for all the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully vested shares of Common Stock. Immediately following the consummation of the Change in Control, each automatic option grant shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or parent thereof) or otherwise continued in full force and effect pursuant to the express terms of the Change in Control transaction.

         B. In the event of a Hostile Take-Over while the Optionee remains a Board member, the shares of Common Stock at the time subject to each option outstanding under the Automatic Option Grant Program but not otherwise vested shall automatically accelerate so that each such option shall, immediately prior to the effective date of the Hostile Take-Over, vest and become exercisable for all the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully vested shares of Common Stock. Each such option shall remain exercisable for such fully-vested option shares until the expiration or sooner termination of the option term or the surrender of the option in connection with that Hostile Take-Over.

         C. All outstanding repurchase rights under the Automatic Option Grant Program shall automatically terminate, and the shares of Common Stock subject to those terminated rights shall immediately vest in full, in the event of any Change in Control or Hostile Take-Over.

         D. Upon the occurrence of a Hostile Take-Over, the Optionee shall have a thirty (30)-day period in which to surrender to the Corporation each of his or her outstanding automatic option grants. The Optionee shall in return be entitled to a cash payment from the Corporation in an amount equal to the excess of (i) the Take-Over Price of the shares of Common Stock at the time subject to each surrendered option (whether or not the Optionee is otherwise at the time vested in those shares) over (ii) the aggregate exercise price payable for such shares. Such cash payment shall be paid within five (5) days following the surrender of the option to the Corporation. The Plan Administrator shall, at the time the option with such limited stock appreciation right is granted under the Automatic Option Grant Program, pre-approve any subsequent exercise of that right in accordance with the terms of this Paragraph D. Accordingly, no further approval of the Plan Administrator or the Board shall be required at the time of the actual option surrender and cash payment.

         E. Each option which is assumed in connection with a Change in Control or otherwise continued in full force and effect shall be appropriately adjusted, immediately after such Change in Control, to apply to the number and class of securities which would have been issuable to the Optionee in consummation of such Change in Control had the option been exercised immediately prior to such Change in Control. Appropriate adjustments shall also be made to the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same. To the extent the actual holders of the Corporation's outstanding Common Stock receive cash consideration for their Common Stock in consummation of the Change in Control transaction, the successor corporation may, in connection with the assumption of the outstanding options under the Automatic Option Grant Program, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in such Change in Control transaction.

         F. The grant of options under the Automatic Option Grant Program shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

III.     REMAINING TERMS

         The remaining terms of each option granted under the Automatic Option Grant Program shall be the same as the terms in effect for option grants made under the Discretionary Option Grant Program.

                                  ARTICLE FIVE

                        DIRECTOR FEE OPTION GRANT PROGRAM

I.       OPTION GRANTS

         The Committee shall have the sole and exclusive authority to determine the calendar year or years for which the Director Fee Option Grant Program is to be in effect. For each such calendar year the program is in effect, each non-employee Board member may irrevocably elect to apply all or any portion of the annual retainer fee otherwise payable in cash for his or her Service on the Board for that year to the acquisition of a special option grant under this Director Fee Option Grant Program. Such election must be filed with the Corporation's Chief Financial Officer prior to the first day of the calendar year for which the annual retainer fee which is the subject of that election is otherwise payable. Each non-employee Board member who files such a timely election shall automatically be granted an option under this Director Fee Option Grant Program on the first trading day in January in the calendar year for which the annual retainer fee which is the subject of that election would otherwise be payable in cash.

II.      OPTION TERMS

         Each option shall be a Non-Statutory Option governed by the terms and conditions specified below.

         A. EXERCISE PRICE.

                  1. The exercise price per share shall be thirty-three and one-third percent (33-1/3%) of the Fair Market Value per share of Common Stock on the option grant date.

                  2. The exercise price shall become immediately due upon exercise of the option and shall be payable in one or more of the alternative forms authorized under the Discretionary Option Grant Program. Except to the extent the sale and remittance procedure specified thereunder is utilized, payment of the exercise price for the purchased shares must be made on the Exercise Date.

         B. NUMBER OF OPTION SHARES. The number of shares of Common Stock subject to the option shall be determined pursuant to the following formula (rounded down to the nearest whole number):

                       X = A / (B x 66-2/3%), where

                       X is the number of option shares,

                       A is the portion of the annual retainer fee subject to the non-employee Board member's election, and

                       B is the Fair Market Value per share of Common Stock on the option grant date.

         C. EXERCISE AND TERM OF OPTIONS. The option shall become exercisable in a series of twelve (12) equal monthly installments upon the Optionee's completion of each calendar month of Board Service during the calendar year for which the retainer fee election is in effect. Each option shall have a maximum term of ten (10) years measured from the option grant date.

         D. LIMITED TRANSFERABILITY OF OPTIONS. Each option under this Article Five may be assigned in whole or in part during the Optionee's lifetime to one or more members of the Optionee's Immediate Family or to a trust established exclusively for the Optionee or one or more members of the Optionee's Immediate Family or to Optionee's former spouse, to the extent such assignment is in connection with Optionee's estate plan or pursuant to a domestic relations order. The assigned portion may only be exercised by the person or persons who acquire a proprietary interest in the option pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate. The Optionee may also designate one or more persons as the beneficiary or beneficiaries of his or her outstanding options under this Article Five, and those options shall, in accordance with such designation, automatically be transferred to such beneficiary or beneficiaries upon the Optionee's death while holding those options. Such beneficiary or beneficiaries shall take the transferred options subject to all the terms and conditions of the applicable agreement evidencing each such transferred option, including (without limitation) the limited time period during which the option may be exercised following the Optionee's death.

         E. TERMINATION OF BOARD SERVICE. Should the Optionee cease Board Service for any reason (other than death or Permanent Disability) while holding one or more options under this Director Fee Option Grant Program, then each such option shall remain exercisable, for any or all of the shares of Common Stock for which the option is exercisable at the time of such cessation of Board Service, until the earlier of (i) the expiration of the ten (10)-year option term or (ii) the expiration of the three (3)-year period measured from the date of such cessation of Board Service. However, each option held by the Optionee under this Director Fee Option Grant Program at the time of his or her cessation of Board Service shall immediately terminate and cease to remain outstanding with respect to any and all shares of Common Stock for which the option is not otherwise at that time exercisable.

         F. DEATH OR PERMANENT DISABILITY. Should the Optionee's Service as a Board member cease by reason of death or Permanent Disability, then each option held by such Optionee under this Director Fee Option Grant Program shall immediately become exercisable for all the shares of Common Stock at the time subject to that option, and the option may be exercised for any or all of those shares as fully-vested shares of Common Stock until the earlier of (i) the expiration of the ten (10)-year option term or (ii) the expiration of the three

(3)-year period measured from the date of such cessation of Board Service. In the event of the Optionee's death while holding such option, the option may be exercised by the personal representative of the Optionee's estate or by the person or persons to whom the option is transferred pursuant to the Optionee's will or the laws of descent and distribution or by the designated beneficiary or beneficiaries of such option.

         Should the Optionee die after cessation of Board Service but while holding one or more options under this Director Fee Option Grant Program, then each such option may be exercised, for any or all of the shares of Common Stock for which the option is exercisable at the time of the Optionee's cessation of Board Service (less any shares subsequently purchased by Optionee pursuant to such option prior to death), by the personal representative of the Optionee's estate or by the person or persons to whom the option is transferred pursuant to the Optionee's will or the laws of descent and distribution or by the designated beneficiary or beneficiaries of such option. Such right of exercise shall lapse, and the option shall terminate, upon the earlier of (i) the expiration of the ten (10)-year option term or (ii) the three (3)-year period measured from the date of the Optionee's cessation of Board Service.

III.     CHANGE IN CONTROL/HOSTILE TAKE-OVER

         A. In the event of any Change in Control while the Optionee remains a Board member, each outstanding option held by such Optionee under this Director Fee Option Grant Program shall automatically accelerate so that each such option shall, immediately prior to the effective date of the Change in Control, vest and become exercisable for all the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully-vested shares of Common Stock. Each such outstanding option shall terminate immediately following the Change in Control, except to the extent assumed by the successor corporation (or parent thereof) or otherwise continued in full force and effect pursuant to the express terms of the Change in Control transaction. Any option so assumed or continued in effect shall remain exercisable for the fully-vested shares until the earliest to occur of (i) the expiration of the ten (10)-year option term, (ii) the expiration of the three (3)-year period measured from the date of the Optionee's cessation of Board Service, (iii) the termination of the option in connection with a subsequent Change in Control transaction or (iv) the surrender of the option in connection with a Hostile Take-Over.

         B. In the event of a Hostile Take-Over while the Optionee remains a Board member, each outstanding option held by such Optionee under this Director Fee Option Grant Program shall automatically accelerate so that each such option shall, immediately prior to the effective date of the Hostile Take-Over, vest and become exercisable for all the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully-vested shares of Common Stock. The option shall remain so exercisable until the earliest to occur of (i) the expiration of the ten (10)-year option term, (ii) the expiration of the three (3)-year period measured from the date of the Optionee's cessation of Board Service, (iii) the termination of the option in connection with a Change in Control transaction or (iv) the surrender of the option in connection with that Hostile Take-Over.

         C. Upon the occurrence of a Hostile Take-Over, the Optionee shall have a thirty (30)-day period in which to surrender to the Corporation each outstanding option granted him or her under the Director Fee Option Grant Program. The Optionee shall in return be entitled to a cash payment from the Corporation in an amount equal to the excess of (i) the Take-Over Price of the shares of Common Stock at the time subject to each surrendered option (whether or not the option is otherwise at the time exercisable for those shares) over
(ii) the aggregate exercise price payable for such shares. Such cash payment shall be paid within five (5) days following the surrender of the option to the Corporation. The Plan Administrator shall, at the time the option with such limited stock appreciation right is granted under the Director Fee Option Grant Program, pre-approve any subsequent exercise of that right in accordance with the terms of this Paragraph C. Accordingly, no further approval of the Plan Administrator or the Board shall be required at the time of the actual option surrender and cash payment.

         D. Each option which is assumed in connection with a Change in Control shall be appropriately adjusted, immediately after such Change in Control, to apply to the number and class of securities which would have been issuable to the Optionee in consummation of such Change in Control had the option been exercised immediately prior to such Change in Control. Appropriate adjustments shall also be made to the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same. To the extent the actual holders of the Corporation's outstanding Common Stock receive cash consideration for their Common Stock in consummation of the Change in Control transaction, the successor corporation may, in connection with the assumption of the outstanding options under this Plan, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in such Change in Control transaction.

         E. The grant of options under the Director Fee Option Grant Program shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

IV.      REMAINING TERMS

         The remaining terms of each option granted under this Director Fee Option Grant Program shall be the same as the terms in effect for option grants made under the Discretionary Option Grant Program.

                                   ARTICLE SIX

                                  MISCELLANEOUS

I.       NO FRACTIONAL SHARES

         No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan, and the Plan Administrator shall determine whether cash shall be paid in lieu of any fractional shares or whether such fractional shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

II.      TAX WITHHOLDING

         A. The Corporation's obligation to deliver shares of Common Stock upon the exercise of options or the issuance or vesting of such shares under the Plan shall be subject to the satisfaction of all applicable Federal, state and local income and employment tax withholding requirements.

         B. The Plan Administrator may, in its discretion, provide any or all holders of options or unvested shares of Common Stock under the Plan (other than the options granted or the shares issued under the Automatic Option Grant or Director Fee Option Grant Program) with the right to use shares of Common Stock in satisfaction of all or part of the Withholding Taxes to which such holders may become subject in connection with the exercise of their options or the vesting of their shares. Such right may be provided to any such holder in either or both of the following formats:

         Stock Withholding: The election to have the Corporation withhold, from the shares of Common Stock otherwise issuable upon the exercise of such option or the vesting of such shares, a portion of those shares with an aggregate Fair Market Value equal to the amount of the Withholding Taxes (not to exceed one hundred percent (100%) of such Withholding Taxes) to be satisfied in such manner as designated by the holder in writing.

         Stock Delivery: The election to deliver to the Corporation, at the time the option is exercised or the shares vest, one or more shares of Common Stock previously acquired by such holder (other than in connection with the option exercise or share vesting triggering the Withholding Taxes) with an aggregate Fair Market Value equal to the amount of the Withholding Taxes (not to exceed one hundred percent (100%) of such Withholding Taxes) to be satisfied in such manner as designated by the holder in writing.

III.     EFFECTIVE DATE AND TERM OF THE PLAN

         A. The Plan shall become effective immediately upon the Plan Effective Date. However, the Director Fee Option Grant Program shall not be implemented until such time as the Committee may deem appropriate. Options may be granted under the Discretionary Option Grant Program at any time on or after the Plan Effective Date, and the initial option grants under the Automatic Option Grant Program shall be made on the Plan Effective Date to any non-employee Board members eligible for such grants at that time. However, no options granted under the Plan may be exercised, and no shares shall be issued under the Plan, until the Plan is approved by the Corporation's stockholders. If such stockholder approval is not obtained within twelve (12) months after the Plan Effective Date, then all options previously granted under this Plan shall terminate and cease to be outstanding, and no further options shall be granted and no shares shall be issued under the Plan.

         B. The Plan shall serve as the successor to the Predecessor Plans, and no further option grants or direct stock issuances shall be made under the Predecessor Plans after the Plan Effective Date. Each option to purchase a share of CombiMatrix Corporation's common stock outstanding under the CombiMatrix Predecessor Plans on the Plan Effective Date shall be converted into an option to purchase one (1) share of Common Stock under the Plan and shall be incorporated into the Plan at that time and shall be treated as an outstanding option under the Plan and each option to purchase one (1) share of the Corporation's common stock under the Acacia Research Predecessor Plan shall be converted into an option to purchase a fraction of a share of Common Stock, determined by multiplying one (1) share by the Exchange Ratio. No option incorporated into this Plan from the Predecessor Plans shall entitle the holder of such option to purchase a fractional a share of Common Stock under the Plan and any fractional shares resulting from the calculation relating to incorporated options set forth in the preceding sentence shall be eliminated and the number of shares subject to any such incorporated options shall be rounded down to the nearest whole number when determining the number of converted options to purchase Common Stock under the Plan. However, each outstanding option so incorporated shall continue to be governed solely by the terms of the documents evidencing such option under the applicable Predecessor Plan, and no provision of the Plan shall be deemed to affect or otherwise modify the rights or obligations of the holders of such incorporated options with respect to their acquisition of shares of Common Stock.

         C. One or more provisions of the Plan, including (without limitation) the option/vesting acceleration provisions of Article Two relating to Changes in Control and Hostile Take-Overs, may, in the Plan Administrator's discretion, be extended to one or more options incorporated from the Predecessor Plans which do not otherwise contain such provisions; provided, however, that no such provision of the Plan shall be extended to an option incorporated from the Predecessor Plans to the extent such action would (i) cause any Incentive Option outstanding under the Predecessor Plans to cease to qualify as an Incentive Option for federal income tax purposes, or (ii) result in a charge to the Corporation's earnings or the earnings of CombiMatrix Corporation for financial reporting purposes.

         D. The Plan shall terminate upon the earliest of (i) the tenth anniversary of the Plan Effective Date, (ii) the tenth anniversary of the approval of the Plan by the Corporation's stockholders, (iii) the date on which all shares available for issuance under the Plan shall have been issued as fully-vested shares or (iv) the termination of all outstanding options in connection with a Change in Control. Upon such Plan termination, all option grants and unvested stock issuances outstanding at that time shall thereafter continue to have force and effect in accordance with the provisions of the documents evidencing such grants or issuances.

IV.      AMENDMENT OF THE PLAN

         A. The Board shall have complete and exclusive power and authority to amend or modify the Plan in any or all respects. However, no such amendment or modification shall adversely affect the rights and obligations with respect to stock options or unvested stock issuances at the time outstanding under the Plan unless the Optionee or the Participant consents to such amendment or modification. In addition, an amendment or modification of the Plan must be approved by the Corporation's stockholders if such amendment or modification would:

                  1. Increase the number of shares of Common Stock reserved for issuance over the term of the Plan under Section V.A of Article One of the Plan (other than increases pursuant to Section V.E. of Article One of the Plan).

                  2. Change the number of shares of Common Stock for which any one person participating in the Plan may receive stock options, direct stock issuances and share right awards in the aggregate per calendar year under Section V.C. of Article One of the Plan (other than changes pursuant to Section V.E. of Article One of the Plan).

                  3. Change the persons or class of persons eligible to participate in the Plan under Section IV of Article One of the Plan; or

                  4. Materially increase or enlarge the rights or benefits available to persons participating in the Plan.

         B. Options to purchase shares of Common Stock may be granted under the Discretionary Option Grant Program and shares of Common Stock may be issued under the Stock Issuance Program that are in each instance in excess of the number of shares then available for issuance under the Plan, provided any excess shares actually issued under those programs shall be held in escrow until there is obtained stockholder approval of an amendment sufficiently increasing the number of shares of Common Stock available for issuance under the Plan. If such stockholder approval is not obtained within twelve (12) months after the date the first such excess issuances are made, then (i) any unexercised options granted on the basis of such excess shares shall terminate and cease to be outstanding and (ii) the Corporation shall promptly refund to the Optionees and the Participants the exercise or purchase price paid for any excess shares issued under the Plan and held in escrow, together with interest (at the applicable Short Term Federal Rate) for the period the shares were held in escrow, and such shares shall thereupon be automatically cancelled and cease to be outstanding.

V.       USE OF PROCEEDS

         Any cash proceeds received by the Corporation from the sale of shares of Common Stock under the Plan shall be used for general corporate purposes.

VI.      REGULATORY APPROVALS

         A. The implementation of the Plan, the granting of any stock option under the Plan and the issuance of any shares of Common Stock (i) upon the exercise of any granted option or (ii) under the Stock Issuance Program shall be subject to the Corporation's procurement of all approvals and permits required by regulatory authorities having jurisdiction over the Plan, the stock options granted under it and the shares of Common Stock issued pursuant to it.

         B. No shares of Common Stock or other assets shall be issued or delivered under the Plan unless and until there shall have been compliance with all applicable requirements of Federal and state securities laws, including the filing and effectiveness of the Form S-8 registration statement for the shares of Common Stock issuable under the Plan, and all applicable listing requirements of any stock exchange (or the Nasdaq National Market, if applicable) on which Common Stock is then listed for trading.

VII.     NO EMPLOYMENT/SERVICE RIGHTS

         Nothing in the Plan shall confer upon any Optionee or Participant any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Corporation (or any Parent or Subsidiary employing or retaining such person) or of any Optionee or Participant, which rights are hereby expressly reserved by each, to terminate such person's Service at any time for any reason, with or without cause.

VIII.    SECTION 162(m)

         It is the intent of the Corporation that any options granted under the Plan to a "covered employee" (as that term is defined in Section 162(m) of the Code) with an exercise price of not less than the Fair Market Value per share of Common Stock on the date of grant shall qualify as "qualified performance-based compensation" (within the meaning of Treas. Reg. ss. 1.162-27(e)) and the Plan shall be interpreted consistently with such intent. In furtherance of the foregoing, if and to the extent that the Corporation intends that an option granted under the Plan to any covered employee shall qualify as qualified performance-based compensation, all decisions regarding the grant of such option shall be made only by members of the Committee who qualify as "outside directors" within the meaning of Treas. Reg. ss. 1.162-27(e)(3).

                                    APPENDIX
                                    --------


         The following definitions shall be in effect under the Plan:

         A. ACACIA RESEARCH PREDECESSOR PLAN shall mean the Corporation's 1996 Stock Option Plan, as in effect immediately prior to the Plan Effective Date hereunder.

         B. AUTOMATIC OPTION GRANT PROGRAM shall mean the automatic option grant program in effect under Article Four of the Plan.

         C. BOARD shall mean the Corporation's Board of Directors.

         D. CERTIFICATE OF INCORPORATION shall mean the Restated Certificate of Incorporation of Acacia Research Corporation filed with the Delaware Secretary of State on the Plan Effective Date and all subsequent amendments, supplements, modifications and replacements thereof.

         E. CHANGE IN CONTROL shall mean a change in ownership or control of the Corporation effected through any of the following transactions:

                  (i) a stockholder-approved merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction, or

                  (ii) a sale, transfer or other disposition of all or substantially all of the Corporation's assets to an entity which is not a Subsidiary of the Corporation, or

                  (iii) the acquisition, directly or indirectly by any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation), of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the Corporation's stockholders.

         F. CODE shall mean the Internal Revenue Code of 1986, as amended.

         G. COMBIMATRIX CORPORATION shall mean CombiMatrix Corporation, a Delaware corporation.

         H. COMBIMATRIX PREDECESSOR PLANS shall mean, collectively, CombiMatrix Corporation's 1995 Stock Option Plan, 1998 Stock Option Plan and 2000 Stock Awards Plan, as in effect immediately prior to the Plan Effective Date hereunder.

         I. COMMITTEE shall mean the committee of two (2) or more non-employee Board members appointed by the Board to administer the Discretionary Option Grant Program with respect to Section 16 Insiders.

                                   APPENDIX TO
                                     ANNEX E
                                       -1-

         J. COMMON STOCK shall mean the Corporation's "Acacia Research - CombiMatrix Common Stock" (as defined in the Certificate of Incorporation).

         K. CORPORATION shall mean Acacia Research Corporation, a Delaware corporation, and any corporate successor to all or substantially all of the assets or voting stock of Acacia Research Corporation, which shall by appropriate action adopt the Plan.

         L. DIRECTOR FEE OPTION GRANT PROGRAM shall mean the special stock option grant program in effect for non-employee Board members under Article Five of the Plan.

         M. DISCRETIONARY OPTION GRANT PROGRAM shall mean the discretionary option grant program in effect under Article Two of the Plan.

         N. EMPLOYEE shall mean an individual who is in the employ of the Corporation (or any Parent or Subsidiary), subject to the control and direction of the employer entity as to both the work to be performed and the manner and method of performance.

         O. EXCHANGE RATIO shall mean 0.___.

         P. EXERCISE DATE shall mean the date on which the Corporation shall have received written notice of the option exercise.

         Q. FAIR MARKET VALUE per share of Common Stock on any relevant date shall be determined in accordance with the following provisions:

                  (i) If the Common Stock is at the time traded on the Nasdaq National Market, then the Fair Market Value shall be the closing selling price per share of Common Stock on the date in question, as such price is reported on the Nasdaq National Market. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

                  (ii) If the Common Stock is at the time listed on any Stock Exchange, then the Fair Market Value shall be the closing selling price per share of Common Stock on the date in question on the Stock Exchange determined by the Plan Administrator to be the primary market for the Common Stock, as such price is officially quoted in the composite tape of transactions on such exchange. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

                  (iii) If the Common Stock is at the time not traded on the Nasdaq National Market or listed on any Stock Exchange, but is regularly traded in any over-the-counter market, then the Fair Market Value shall be the average of the bid and asked prices per share of Common Stock in such over-the-counter market on the date in question. If there are no bid and asked prices on the date in question, then the Fair Market Value shall be the average of the bid and asked prices in such over-the-counter market on the last preceding date for which such prices exist.

                                   APPENDIX TO
                                     ANNEX E
                                       -2-

                  (iv) If the Common Stock is at the time not traded as described in (i), (ii) or (iii) above, then the Fair Market Value of a share of Common Stock shall be determined by the Plan Administrator, after taking into account such factors as it deems appropriate.

         R. HOSTILE TAKE-OVER shall mean either of the following events effecting a change in control or ownership of the Corporation:

                  (i) the acquisition, directly or indirectly, by any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation) of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the Corporation's stockholders which the Board does not recommend such stockholders to accept, or

                  (ii) a change in the composition of the Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time the Board approved such election or nomination.

         S. IMMEDIATE FAMILY shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law and shall include adoptive relationships.

         T. INCENTIVE OPTION shall mean an option which satisfies the requirements of Code Section 422.

         U. MISCONDUCT shall mean the commission of any act of fraud, embezzlement or dishonesty by the Optionee or Participant, any unauthorized use or disclosure by such person of confidential information or trade secrets of the Corporation (or any Parent or Subsidiary), or any other intentional misconduct by such person adversely affecting the business or affairs of the Corporation (or any Parent or Subsidiary)in a material manner. The foregoing definition shall not be deemed to be inclusive of all the acts or omissions which the Corporation (or any Parent or Subsidiary) may consider as grounds for the dismissal or discharge of any Optionee, Participant or other person in the Service of the Corporation (or any Parent or Subsidiary).

         V. 1934 ACT shall mean the Securities Exchange Act of 1934, as amended.

         W. NON-STATUTORY OPTION shall mean an option not intended to satisfy the requirements of Code Section 422.

         X. OPTIONEE shall mean any person to whom an option is granted under the Discretionary Option Grant Program, the Automatic Option Grant Program or the Director Fee Option Grant Program.

                                   APPENDIX TO
                                     ANNEX E
                                       -3-

         Y. PARENT shall mean any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation, provided each corporation in the unbroken chain (other than the Corporation) owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

         Z. PARTICIPANT shall mean any person who is issued shares of Common Stock under the Stock Issuance Program.

         AA. PERMANENT DISABILITY OR PERMANENTLY DISABLED shall mean the inability of the Optionee or the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or to be of continuous duration of twelve (12) months or more. However, solely for purposes of the Automatic Option Grant and Director Fee Option Grant Programs, Permanent Disability or Permanently Disabled shall mean the inability of the non-employee Board member to perform his or her usual duties as a Board member by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of twelve (12) months or more.

         BB. PLAN shall mean the Corporation's 2002 CombiMatrix Stock Incentive Plan, as set forth in this document.

         CC. PLAN ADMINISTRATOR shall mean the particular body, whether the Committee or the Board, which is authorized to administer the Discretionary Option Grant and Stock Issuance Programs with respect to one or more classes of eligible persons, to the extent such entity is carrying out its administrative functions under those programs with respect to the persons under its jurisdiction.

         DD. PLAN EFFECTIVE DATE shall mean the date on which the Plan becomes effective, which shall be concurrent with the date on which the Certificate of Incorporation is filed by the Corporation with the Delaware Secretary of State.

         EE. PREDECESSOR PLANS shall mean, collectively, the Acacia Research Predecessor Plan and the CombiMatrix Predecessor Plans, and "Predecessor Plan" shall mean any one of the Predecessor Plans.

         FF. SECTION 16 INSIDER shall mean an officer or director of the Corporation subject to the short-swing profit liabilities of Section 16 of the 1934 Act.

         GG. SERVICE shall mean the performance of services for the Corporation (or any Parent or Subsidiary) by a person in the capacity of an Employee, a non-employee member of the board of directors or a consultant or independent advisor, except to the extent otherwise specifically provided in the documents evidencing the option grant or stock issuance.

         HH. SHORT TERM FEDERAL RATE shall mean the federal short-term rate in effect under Section 1274(d) of the Code for the period the shares were held in escrow.

                                   APPENDIX TO
                                     ANNEX E
                                       -4-

         II. STOCK EXCHANGE shall mean either the American Stock Exchange or the New York Stock Exchange.

         JJ. STOCK ISSUANCE AGREEMENT shall mean the agreement entered into by the Corporation and the Participant at the time of issuance of shares of Common Stock under the Stock Issuance Program.

         KK. STOCK ISSUANCE PROGRAM shall mean the stock issuance program in effect under Article Three of the Plan.

         LL. SUBSIDIARY shall mean any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation, provided each corporation (other than the last corporation) in the unbroken chain owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

         MM. TAKE-OVER PRICE shall mean the greater of (i) the Fair Market Value per share of Common Stock on the date the option is surrendered to the Corporation in connection with a Hostile Take-Over or, if applicable, (ii) the highest reported price per share of Common Stock paid by the tender offeror in effecting the Hostile Take-Over through the acquisition of such Common Stock. However, if the surrendered option is an Incentive Option, the Take-Over Price shall not exceed the price per share described in clause (i) above.

         NN. 10% STOCKHOLDER shall mean the owner of stock (as determined under Code Section 424(d)) possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation (or any Parent or Subsidiary).

         OO. WITHHOLDING TAXES shall mean the Federal, state and local income and employment withholding taxes to which the holder of options or unvested shares of Common Stock may become subject in connection with the exercise of those options or the vesting of those shares.

                                   APPENDIX TO
                                     ANNEX E
                                       -5-

[PricewaterhouseCoopers Letterhead]

--------------------------------------------------------------------------------
                                                      PRICEWATERHOUSECOOPERS LLP
                                                      Suite 800W
                                                      1301 K St., N.W.
                                                      Washington DC 20005-3333
                                                      Telephone (202) 414 1000
                                                      Facsimile (202) 414 1301



May 3, 2002

Board of Directors
Acacia Research Corporation
500 Newport Center Drive
7th Floor
Newport Beach, CA 92660


To the Members of the Board of Directors of Acacia Research Corporation,

You have requested an opinion by PricewaterhouseCoopers LLP ("PwC") as to certain federal income tax consequences of the proposed recapitalization of Acacia Research Corporation, a Delaware Corporation ("Acacia"), whereby Acacia will issue shares of newly created classes of stock of Acacia, AR-CombiMatrix stock and AR-Acacia Technologies stock, in exchange for all of the outstanding Acacia common stock (the "Recapitalization"), as well as the proposed simultaneous merger of CombiMatrix Corporation, a Delaware corporation ("CombiMatrix"), with and into Combi Acquisition Corp., a Delaware corporation ("Combi Acquisition Corp."), a newly formed wholly owned subsidiary of Acacia, solely in exchange for shares of AR-CombiMatrix stock (the "Merger"), issued by Acacia.

Upon the consummation of the Recapitalization, each outstanding option to purchase Acacia common stock (whether or not vested) shall be converted into an option to purchase shares of AR-CombiMatrix stock and AR-Acacia Technologies stock, and upon the consummation of the Merger, each outstanding option to purchase CombiMatrix common stock (whether or not vested) shall be transferred to and assumed by Acacia in such manner that it is converted into an option to purchase shares of AR-CombiMatrix stock (collectively, the "Option Plan Substitution"). This document sets forth the opinion on the Recapitalization, the Merger and the Option Plan Substitution, based upon information provided to PwC by Acacia and CombiMatrix.

Accompanying the Opinion is a Transmission of Background, Assumptions and Representations letter (referred to herein as the "transmittal letter") setting forth the background information, assumptions and representations that PwC has relied upon in reaching the opinions set forth herein. PwC has not independently verified the accuracy or completeness of the information set forth in that letter. If any of the information set forth in that letter is inaccurate or incomplete, the opinions set forth in this opinion may be partially or wholly inaccurate as a result.

[PricewaterhouseCoopers Letterhead]

                                     Opinion
                                     -------

In our opinion, the principal federal income tax consequences of the Recapitalization of Acacia will be as follows:

    1. The AR-CombiMatrix stock and the AR-Acacia Technologies stock will be treated as stock of Acacia.

    2. The exchange by the Acacia stockholders of their Acacia common stock for AR-CombiMatrix stock and AR-Acacia Technologies stock will constitute a recapitalization within the meaning of section 368(a)(1)(E) of the Internal Revenue Code of 1986 (the "Code"). Acacia will be "a party to a reorganization" within the meaning of section 368(b) of the Code.

    3. No gain or loss will be recognized by the Acacia stockholders on the exchange of their Acacia common stock solely for AR-CombiMatrix stock and AR-Acacia Technologies stock.

    4. The payment of cash in lieu of fractional share interests of AR-CombiMatrix stock will be treated as if the fractional shares were distributed as part of the exchange to the exchange agent and then were purchased by the exchange agent. These cash payments will be treated as full payment for the stock as provided in Section 1001(a) of the Code.

    5. The basis of the AR-CombiMatrix stock in the hands of each Acacia stockholder will equal a portion of their basis in the Acacia common stock surrendered in the exchange based on the relative fair market of the AR-CombiMatrix stock as compared to the total consideration received by the Acacia stockholders pursuant to the Recapitalization. The holding period of the AR-CombiMatrix stock to be received by each Acacia stockholder will include the holding period of the Acacia common stock surrendered in exchange therefor, provided that the Acacia common stock was held as a capital asset as of the date of the exchange.

    6. The basis of the AR-Acacia Technologies stock in the hands of each Acacia stockholder will equal a portion of their basis in the Acacia common stock surrendered in the exchange based on the relative fair market of the AR-Acacia Technologies stock as compared to the total consideration received by the Acacia stockholders pursuant to the Recapitalization. The holding period of the AR-Acacia Technologies stock to be received by each Acacia stockholder will include the holding period of the Acacia common stock surrendered in exchange therefor, provided that the Acacia common stock was held as a capital asset as of the date of the exchange.

[PricewaterhouseCoopers Letterhead]

7. No gain or loss will be recognized by Acacia on its issuance of AR-CombiMatrix stock and AR-Acacia Technologies stock in exchange for the Acacia voting common stock.

In our opinion, the principal federal income tax consequences of the Merger will be as follows:

    1.   The AR-CombiMatrix stock will be treated as stock of Acacia.

    2. Provided the Merger qualifies as a merger under applicable state law, the acquisition by Combi Acquisition Corp. of substantially all of the assets of CombiMatrix in exchange for AR-CombiMatrix stock and the assumption by Combi Acquisition Corp. of the liabilities of CombiMatrix plus the liabilities to which the CombiMatrix assets may be subject, will qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code. For purposes of this paragraph, "substantially all" means at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets of CombiMatrix. Acacia, Combi Acquisition Corp., and CombiMatrix will each be "a party to a reorganization" within the meaning of section 368(b) of the Code.

    3. No gain or loss will be recognized to CombiMatrix on the transfer of substantially all of its assets to Combi Acquisition Corp. in exchange for AR-CombiMatrix stock, cash to pay dissenters, if any, and the assumption by Combi Acquisition Corp. of the liabilities of CombiMatrix, since the cash will be distributed to the dissenting stockholders of CombiMatrix pursuant to the plan of reorganization.

    4. No gain or loss will be recognized by either Acacia or Combi Acquisition Corp. on the receipt by Combi Acquisition Corp. of substantially all of CombiMatrix's assets in exchange for AR-Acacia Technologies stock, cash, if any, and the assumption of the liabilities of CombiMatrix.

    5. Combi Acquisition Corp. will not recognize gain or loss when it exchanges AR-CombiMatrix stock for substantially all the assets of CombiMatrix.

    6. The AR-CombiMatrix stockholders will not recognize gain or loss when they exchange their CombiMatrix common stock solely for AR-CombiMatrix stock (including any fractional share interests to which they may be entitled).

    7. The payment of cash in lieu of fractional share interests of AR-CombiMatrix stock will be treated as if the fractional shares were distributed as part of the exchange to the exchange agent and then were purchased by the exchange agent. These cash payments will be treated as full payment for the stock as provided in Section 1001(a) of the Code.

[PricewaterhouseCoopers Letterhead]

    8. The AR-CombiMatrix stockholders', other than Acacia, basis in the AR-CombiMatrix stock (including any fractional share interests to which they may be entitled) received pursuant to the Merger will be equal to the basis they had in their CombiMatrix common stock.

    9. The holding period of the AR-CombiMatrix stock to be received by the AR-CombiMatrix stockholders in the exchange (including any fractional share interests to which they may be entitled) will include the holding period of the CombiMatrix common stock to be surrendered in exchange therefor, provided the CombiMatrix common stock is held as a capital asset in the hands of the AR-CombiMatrix stockholders on the date of the exchange.

    10. Combi Acquisition Corp.'s tax basis in the assets it receives pursuant to the merger will equal CombiMatrix's basis in those assets. Combi Acquisition Corp.'s holding period in the assets it receives pursuant to the Merger will include CombiMatrix's holding period in such assets.

    11. Acacia's basis in its Combi Acquisition Corp. stock will be adjusted as if Acacia acquired CombiMatrix's assets acquired by Combi Acquisition Corp. in the Merger (and Acacia assumed any liabilities which Combi Acquisition Corp. assumed or to which the CombiMatrix assets acquired were subject) directly from CombiMatrix in a transaction in which Acacia's basis in the assets of CombiMatrix was determined under
         Section 362(b) of the Code; and Acacia transferred the CombiMatrix assets (and liabilities which Combi Acquisition Corp. assumed or to which the CombiMatrix assets acquired by Combi Acquisition Corp. were subject) to Combi Acquisition Corp. in a transaction in which Acacia's basis in Combi Acquisition Corp. stock was determined under Section 358 of the Code.

In our opinion, the principal federal income tax consequences of the Option Plan Substitution will be as follows:

    1. Subsections 83(a) and 83(b) of the Code will not apply to the options to acquire AR-CombiMatrix stock and the options to acquire AR-Acacia Technologies stock until they are exercised, and the optionee will not recognize taxable income on the exchange of the options.

[PricewaterhouseCoopers Letterhead]

    2. The exchange of Acacia stock options for AR-CombiMatrix stock options and AR-Acacia Technologies stock options will not give the holders of such options benefits in addition to those that they had under the Acacia stock options prior to the exchange.

    3. The exchange of CombiMatrix stock options for AR-CombiMatrix stock options will not give the holders of such options benefits in addition to those that they had under the CombiMatrix stock options prior to the exchange.

    4. The status of any options to acquire Acacia common stock as incentive stock options under Section 422 of the Code ("ISOs") will be preserved in the options to acquire AR-CombiMatrix stock and AR-Acacia Technologies stock received in exchange for the options to acquire Acacia common stock.

    5. The ISO status of options to acquire CombiMatrix common stock will be preserved in the options to acquire AR-CombiMatrix stock received in exchange for the options to acquire CombiMatrix common stock.

The opinions contained in this opinion are subject to the following qualifications to, and limitations on, their validity and effectiveness:

    1. The opinion represents PwC's view of the proper federal income tax treatment of the issues presented based upon PwC's analysis of the relevant federal income tax authorities as of the date hereof. The opinion is not binding on the Internal Revenue Service, state revenue authorities, or the courts. The Internal Revenue Service has announced that it will not issue advance rulings on the classification of an instrument with certain voting and liquidation rights in an issuing corporation but whose dividend rights are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets held by a subsidiary of the issuing corporation. There are no court decisions or other authorities bearing directly on the classification of instruments with characteristics similar to those of the AR-CombiMatrix stock or the AR-Acacia Technologies stock. Accordingly, our opinion is based upon the statute, the pertinent regulations and the lack of contrary authority that cogently relates the law to pertinent facts similar to the situation described above and other authorities. These other authorities deal with whether equity instruments issued by a corporation will be treated, directly or indirectly, as something other than equity of the issuer. In our opinion, these other authorities are probative as to whether the AR-CombiMatrix stock and the AR-Acacia Technologies stock are stock of Acacia for certain federal income tax purposes.

    2. The opinion is based upon the Code and its legislative history, the regulations, judicial decisions and current rulings of the Internal Revenue Service, all as in effect on the date of the opinion. These authorities may be amended or revoked at any time. Any changes may or

[PricewaterhouseCoopers Letterhead]

         may not be retroactive with respect to the transactions entered into or contemplated prior to the date thereof and could cause the opinion to be or become incorrect, in whole or in part, with respect to the federal income tax results of the transactions described herein. There is and can be no assurance that such legislative, judicial or administrative changes will not occur in the future. We assume no obligation to update or modify the opinion letter to reflect any developments that may impact the opinion from and after the date of the opinion letter.

    3. We consent to the inclusion of the opinion in Acacia's S-4 Registration Statement to be filed with the Securities and Exchange Commission under the Securities Act of 1933 (the "Securities Act") on or about May 3, 2002, describing the Recapitalization and the Merger. The issuance of this consent does not concede that we are an "Expert" for purposes of the Securities Act.

    4. The opinion depends upon the accuracy and completeness of the background and assumptions set forth in the transmittal letter. We have relied upon the background and assumptions set forth there, and their sources, without any independent investigation or verification of their accuracy or completeness. Any inaccuracy or incompleteness in our understanding of the background and assumptions set forth herein could adversely affect the conclusions in the opinion letter. By acceptance of the opinion letter, Acacia as evidenced its permission for PwC to rely upon the accuracy of the background and assumptions set forth in the transmittal letter in performing its analysis of the federal income tax issues in rendering the opinion. In addition, we have assumed, without any independent verification, that all the agreements necessary to effect the transactions contemplated by the parties as described in the transmittal letter will be validly executed by persons who are duly authorized to enter into such agreements on behalf of the named parties thereto, that such agreements were valid and binding obligations of the parties thereto in accordance with their terms, and that the obligations thereunder were performed in the manner set forth therein. Finally, we do not undertake, and expressly disclaim, any obligation to monitor the background or assumptions set forth herein or any changes thereto from and after the date of the opinion letter.

    5. We express our opinions only as to matters expressly addressed herein. PwC is not expressing its opinion as to any other aspects or consequences of the transactions contemplated by the Acacia acquisition, whether discussed herein or not. No opinion should be inferred as to any other matters, including without limitation, any other federal income tax issues with respect to such transactions including any withholding issues or any state, local or foreign tax treatment of such transactions or any matter incidental thereto described herein.

Very Truly Yours,

Signed

/s/ PricewaterhouseCoopers LLP

                                     ANNEX G
                                     -------


                    [LETTERHEAD OF A.G. EDWARDS & SONS, INC.]



                                 April 17, 2002


Special Committee to the Board of Directors
c/o CombiMatrix Corporation
6500 Harbour Heights Parkway
Mukilteo, WA 98275

Gentlemen:

         You have requested our opinion as to the fairness, from a financial point of view, to the shareholders ("Minority Shareholders") other than Acacia Research Corporation ("Acacia") of CombiMatrix Corporation ("CombiMatrix" or the "Company") of the consideration ("Consideration") to be received by the Minority Shareholders in the proposed Merger ("Merger") by and among CombiMatrix, Acacia and Combi Acquisition Corp. pursuant to the terms of the Agreement and Plan of Reorganization (the "Agreement") signed on March 20, 2002. The Consideration to be received by the Minority Shareholders in the Merger will consist of one share of Acacia CombiMatrix stock (as defined in the Agreement and the Restated Certificate of Incorporation of Acacia Research Corporation) for each share of CombiMatrix common stock owned by the Minority Shareholders.

         A.G. Edwards & Sons, Inc. ("A.G. Edwards"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate or other purposes. We are not aware of any present or contemplated relationship among A.G. Edwards, the Company, the Company's directors and officers or its shareholders, or among A.G. Edwards, Acacia (including other related entities), Acacia's directors and officers or shareholders, which in our opinion would affect our ability to render a fair and independent opinion in this matter.

         We are acting as exclusive financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Merger and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company dated as of March 13, 2002.

         In connection with this opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

         i. the signed Agreement dated March 20, 2002, and discussions with counsel representing Acacia, CombiMatrix and the Special Committee concerning the Agreement and other related documents;

         ii. the historical and future business and operations of Acacia, CombiMatrix and Acacia Media Technologies ("Media Technologies");

         iii. the historical financial performance of Acacia through a review of their audited financial results;

         iv. the historical and forecasted financial statements for CombiMatrix as prepared by CombiMatrix's management;

         v. an investigation of the future operational and financial performance and anticipated cash needs of CombiMatrix and Media Technologies, respectively;

         vi. an investigation regarding the current operations and future prospects of CombiMatrix and Media Technologies, primarily through discussions with the managements of CombiMatrix and Media Technologies, respectively;

         vii. the biological array processor market and the primary market segments CombiMatrix will pursue;

         viii. the market data for stocks of public companies in the same or similar markets as CombiMatrix;

         ix. an investigation of the existing patent portfolio of Media Technologies through discussions with internal and external counsel representing Media Technologies;

         x. an investigation of the role and responsibilities of Acacia concerning the post-merger management and operations of CombiMatrix and Media Technologies;

         xi. the history and performance of "tracking" stocks and similar transaction structures;

         xii. an investigation of studies related to marketability discounts applied to minority interests in private companies;

         xiii. Acacia's annual report on Form 10-K for its fiscal year ended December 31, 2001, Acacia's quarterly reports on Form 10-Q for its fiscal quarters ended March 31, 2001, June 30, 2001 and September 30, 2001, and certain other publicly available information for the Company and Acacia; and

         xiv. other analyses which A.G. Edwards deemed necessary.

         In preparing our opinion, A.G. Edwards has assumed and relied upon the accuracy and completeness of all financial and other information that was publicly available, or supplied or otherwise made available to us by CombiMatrix, Acacia and Media Technologies. We have not been engaged to, and therefore we have not, verified the accuracy or completeness of any of such information. A.G. Edwards has relied upon the assurances of the managements of CombiMatrix, Acacia and Media Technologies that they are not aware of any facts that would make any financial or other information inaccurate or misleading.

A.G. Edwards has been informed and assumed that financial projections supplied to, discussed with or otherwise made available to us reflect the best currently available estimates and judgments of the management of CombiMatrix as to the expected future financial performance of the Company. A.G. Edwards has not independently verified such information or assumptions nor do we express any opinion with respect thereto.

         As discussed with managements of Acacia and Media Technologies, A.G. Edwards relied upon their statements that they had neither prepared nor reviewed any projections or estimates of the potential revenue, income or value that could be derived from any current or future litigation or licensing efforts related to the patents held by Media Technologies and its related entities.

         A.G. Edwards has not made any independent valuation or appraisal of the assets or liabilities of CombiMatrix, Acacia or Media Technologies, nor have we been furnished with any such valuations or appraisals. A.G. Edwards also did not independently attempt to assess or value any of the intangible assets (including goodwill) nor did it make any independent assumptions with respect to their application in the Merger.

         A.G. Edwards' opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. The analyses performed by A.G. Edwards are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. It should be understood that, although subsequent developments may affect our opinion, A.G. Edwards does not have any obligation to update, revise or reaffirm our opinion and it expressly disclaims any responsibility to do so. Our opinion as expressed herein, in any event, is limited to the fairness, from a financial point of view, to the Minority Shareholders, of the Consideration to be received in the Merger pursuant to the Agreement.

         For purposes of rendering our opinion we have assumed in all respects material to our analysis that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger.

         A.G. Edwards was not engaged to and did not review, nor is it expressing any opinion with respect to, any alternative transaction or strategic alternatives that may be available to the Company or the Minority Shareholders. We are not expressing any opinion as to what the value of the Company's common stock has been or will be, nor have we considered the tax implications of the Merger. Our opinion also does not address the merits of the underlying decision by the Company to engage in the Merger.

         In rendering its opinion, A.G. Edwards assumed that (a) the Merger will be accounted for in accordance with U.S. Generally Accepted Accounting Principles and (b) the Merger will be consummated on the terms contained in the Agreement without any waiver of any material terms or conditions by CombiMarix.

         It is understood that this letter is only for the information of the Special Committee of the Board of Directors and does not constitute a recommendation as to how any holder of the outstanding shares of the Company's common stock should vote with respect to the Merger. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to without our prior written consent.

         Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the Minority Shareholders in the Merger pursuant to the Agreement is fair, from a financial point of view, to the Minority Shareholders.

                                  Very truly yours,

                                  A.G. EDWARDS & SONS, INC.



                                  By:   /S/ TIMOTHY C. MCQUAY
                                        ----------------------------------------
                                        Timothy C. McQuay
                                        Managing Director

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation-a derivative action), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful.

         A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

         As permitted by Section 145 of the Delaware General Corporation Law,
Article IX of Acacia's certificate of incorporation provides:

                  A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of Delaware as the same exists or may hereafter be amended. If the General Corporation Law of Delaware is amended after the date of the filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware as so amended. Any repeal or modification of this Article by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

         Acacia has purchased insurance on behalf of any person who is or was a director, officer, employee or agent of Acacia, or is or was serving at the request of Acacia as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not Acacia would have the power to indemnify him against such liability under the provisions of Acacia's certificate of incorporation.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

 EXHIBIT
  NUMBER                               DESCRIPTION
  ------                               -----------

    2.1 Agreement and Plan of Merger of Acacia Research Corporation, a California corporation, and Acacia Research Corporation, a Delaware corporation, dated as of December 23, 1999 (1)
    2.2 Agreement and Plan of Reorganization by and among Acacia Research Corporation, Combi Acquisition Corp. and CombiMatrix Corporation dated as of March 20, 2002 (attached as Annex A to the Prospectus/Proxy Statement included in this Registration Statement)
    3.1       Certificate of Incorporation (2)
    3.2 Restated Certificate of Incorporation to be filed upon the effectiveness of the recapitalization (attached as Annex B to the Prospectus/Proxy Statement included in this Registration Statement)

 EXHIBIT
  NUMBER                               DESCRIPTION
  ------                               -----------

    3.3       Amended and Restated Bylaws (3)
    4.1       Form of Specimen Certificate of Acacia's Common Stock (4)
    5.1*      Opinion of Allen Matkins Leck Gamble & Mallory LLP regarding the validity of the securities being registered
    8.1       Opinion of PricewaterhouseCoopers LLP regarding certain tax matters (attached as Annex F to the Prospectus/Proxy Statement included in this Registration Statement)
    10.1      Acacia 1993 Stock Option Plan (7)
    10.2      Form of Stock Option Agreement for Acacia 1993 Stock Option Plan
              (7)
    10.3      Acacia 1996 Stock Option Plan, as amended (8)
    10.4      Form of Option Agreement constituting the Acacia 1996 Executive
              Stock Bonus Plan (9)
    10.5      CombiMatrix Corporation 1995 Stock Option Plan
    10.6      CombiMatrix Corporation 1998 Stock Option Plan
    10.7      CombiMatrix Corporation 2000 Stock Awards Plan
    10.8      2002 CombiMatrix Stock Incentive Plan (attached as Annex D to the
              Prospectus/Proxy Statement included in this Registration
              Statement)
    10.9      2002 Acacia Technologies Stock Incentive Plan (attached as Annex E to the Prospectus/Proxy Statement included in this Registration
              Statement)
    10.10     Agreement between Acacia Research and Paul Ryan (10)
    10.11     Lease Agreement dated April 30, 1998, between Acacia and
              EOP-Pasadena Towers, L.L.C., a Delaware limited liability company doing business as EOP-Pasadena, LLC (5)
    10.12     Lease Agreement between Soundbreak.com Incorporated and 8730
              Sunset Towers and related Guaranty (6)
    10.13     First Amendment dated June 26, 2000, to Lease Agreement between
              Acacia and Pasadena Towers, L.L.C. (11)
    10.14+    Research & Development Agreement dated as of June 18, 2001, between CombiMatrix Corporation and Roche Diagnostics GmbH (3)
    10.15+    License and Supply Agreement dated as of July 1, 2001, between
              CombiMatrix Corporation and Roche Diagnostics GmbH (3)
    10.16     Sublease dated November 30, 2001, between Acacia and Jenkens &
              Gilchrist (11)
    10.17     Lease Agreement dated January 28, 2002, between Acacia and The
              Irvine Company (11)
    21.1      List of Subsidiaries (11)
    23.1      Consent of PricewaterhouseCoopers LLP (relating to the financial statements of Acacia Research Corporation)
    23.2      Consent of PricewaterhouseCoopers LLP (relating to the financial statements of CombiMatrix Corporation)
    23.3      Consent of PricewaterhouseCoopers LLP (relating to the financial statements of the Acacia Technologies Group and the CombiMatrix
              Group)
    23.4*     Consent of Allen Matkins Leck Gamble & Mallory LLP
    23.5      Consent of PricewaterhouseCoopers LLP (included within the opinion attached as Annex F to the Prospectus/Proxy Statement included in this Registration Statement)
    24.1      Power of Attorney (included on page II-5)
    99.1*     Form of Proxy
    99.2      Consent of A.G. Edwards & Sons, Inc.

---------------------------
*  To be filed by amendment.
+ Confidential treatment for portions of these exhibits granted pursuant to an Order Granting Confidential Treatment under the Securities Exchange Act of 1934, issued on November 9, 2001, by the United States Securities and Exchange Commission.


(1) Incorporated by reference from Acacia's Report on Form 8-K filed on December 30, 1999 (SEC File No. 000-26068).

(2) Incorporated by reference as Appendix A to the Definitive Proxy Statement on Schedule 14A filed on November 2, 1999 (SEC File No. 000-26068) and to the Definitive Proxy Statement on Schedule 14A filed on April 10, 2000 (SEC File No. 000-26068).
(3) Incorporated by reference from Acacia's Quarterly Report on Form 10-Q filed on August 10, 2001 (SEC File No. 000-26068).
(4) Incorporated by reference from Amendment No. 2 on Form 8-A/A filed on December 30, 1999 (SEC File No. 000-26068).
(5) Incorporated by reference from Acacia's Quarterly Report on Form 10-Q filed on August 14, 1998 (SEC File No. 000-26068).
(6) Incorporated by reference from Acacia's Quarterly Report on Form 10-Q filed on November 15, 1999 (SEC File No. 000-26068).
(7) Incorporated by reference from Acacia's Registration Statement on Form SB-2 (33-87368-L.A.), which became effective under the Securities Act of 1933, as amended, on June 15, 1995.
(8) Incorporated by reference as Appendix A to the Definitive Proxy Statement on Schedule 14A filed on April 15, 2002 (SEC File No. 000-26068).
(9) Incorporated by reference from Acacia's Definitive Proxy as Appendix A Statement on Schedule 14A filed on April 26, 1996 (SEC File No. 000-26068).
(10) Incorporate by reference from Acacia's Annual Report on Form 10-K for the year ended December 31, 1997 filed on March 30, 1998 (SEC File No. 000-26068).
(11) Incorporated by reference from Acacia's Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 27, 2002 (SEC File No. 000-26068).

ITEM 22. UNDERTAKINGS

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 6, 2002                         ACACIA RESEARCH CORPORATION

                                           /s/ Paul R. Ryan
                                           -------------------------------------
                                           Paul R. Ryan
                                           Chairman of the Board
                                           and Chief Executive Officer
                                           (Authorized Signatory)

         Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this registration statement in the capacities and on the dates indicated below.

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul R. Ryan and Clayton J. Haynes, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him in any and all capacities, to sign (1) any and all amendments (including post-effective amendments) to this registration statement and (2) any registration statement or post-effective amendment thereto to be filed with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURE                                   TITLE                       DATE
---------                                   -----                       ----

/s/ Paul R. Ryan                  Chairman of the Board and          May 6, 2002
-----------------------------     Chief Executive Officer
Paul R. Ryan                      (Principal Chief Executive)

/s/ Robert L. Harris, II          Director and President             May 6, 2002
-----------------------------
Robert L. Harris, II

/s/ Clayton J. Haynes             Chief Financial Officer            May 6, 2002
-----------------------------     (Principal Financial Officer)
Clayton J. Haynes

/s/ Thomas B. Akin                Director                           May 6, 2002
-----------------------------
Thomas B. Akin

/s/ Fred A. de Boom               Director                           May 6, 2002
-----------------------------
Fred A. de Boom

/s/ Edward W. Frykman             Director                           May 6, 2002
-----------------------------
Edward W. Frykman

/s/ G. Louis Graziadio, III       Director                           May 6, 2002
-----------------------------
G. Louis Graziadio, III

                                  EXHIBIT INDEX

         Pursuant to Item 601(a)(2) of Regulation S-K, this exhibit index immediately precedes the exhibits.

  EXHIBIT
  NUMBER                              DESCRIPTION
  ------                              -----------

    2.1       Agreement and Plan of Merger of Acacia Research Corporation, a
              California corporation, and Acacia Research Corporation, a
              Delaware corporation, dated as of December 23, 1999 (1)
    2.2       Agreement and Plan of Reorganization by and among Acacia Research
              Corporation, Combi Acquisition Corp. and CombiMatrix Corporation
              dated as of March 20, 2002 (attached as Annex A to the
              Prospectus/Proxy Statement included in this Registration
              Statement)
    3.1       Certificate of Incorporation (2)
    3.2       Restated Certificate of Incorporation to be filed upon the effectiveness of the recapitalization (attached as Annex B to the
              Prospectus/Proxy Statement included in this Registration
              Statement)
    3.3       Amended and Restated Bylaws (3)
    4.1       Form of Specimen Certificate of Acacia's Common Stock (4)
    5.1*      Opinion of Allen Matkins Leck Gamble & Mallory LLP regarding the validity of the securities being registered
    8.1       Opinion of PricewaterhouseCoopers LLP regarding certain tax matters (attached as Annex F to the Prospectus/Proxy Statement included in this Registration Statement)
    10.1      Acacia 1993 Stock Option Plan (7)
    10.2      Form of Stock Option Agreement for Acacia 1993 Stock Option Plan
              (7)
    10.3      Acacia 1996 Stock Option Plan, as amended (8)
    10.4      Form of Option Agreement constituting the Acacia 1996 Executive
              Stock Bonus Plan (9)
    10.5      CombiMatrix Corporation 1995 Stock Option Plan
    10.6      CombiMatrix Corporation 1998 Stock Option Plan
    10.7      CombiMatrix Corporation 2000 Stock Awards Plan
    10.8      2002 CombiMatrix Stock Incentive Plan (attached as Annex D to the
              Prospectus/Proxy Statement included in this Registration
              Statement)
    10.9      2002 Acacia Technologies Stock Incentive Plan (attached as Annex E to the Prospectus/Proxy Statement included in this Registration
              Statement)
   10.10      Agreement between Acacia Research and Paul Ryan (10)
   10.11      Lease Agreement dated April 30, 1998, between Acacia and
              EOP-Pasadena Towers, L.L.C., a Delaware limited liability company doing business as EOP-Pasadena, LLC (5)
   10.12      Lease Agreement between Soundbreak.com Incorporated and 8730
              Sunset Towers and related Guaranty (6)
   10.13      First Amendment dated June 26, 2000, to Lease Agreement between
              Acacia and Pasadena Towers, L.L.C. (11)
   10.14+     Research & Development Agreement dated as of June 18, 2001, between CombiMatrix Corporation and Roche Diagnostics GmbH (3)
   10.15+     License and Supply Agreement dated as of July 1, 2001, between
              CombiMatrix Corporation and Roche Diagnostics GmbH (3)
   10.16      Sublease dated November 30, 2001, between Acacia and Jenkens &
              Gilchrist (11)
   10.17      Lease Agreement dated January 28, 2002, between Acacia and The
              Irvine Company (11)
    21.1      List of Subsidiaries (11)
    23.1      Consent of PricewaterhouseCoopers LLP (relating to the financial statements of Acacia Research Corporation)
    23.2      Consent of PricewaterhouseCoopers LLP (relating to the financial statements of CombiMatrix Corporation)
    23.3      Consent of PricewaterhouseCoopers LLP (relating to the financial statements of the Acacia Technologies Group and the CombiMatrix
              Group)
    23.4*     Consent of Allen Matkins Leck Gamble & Mallory LLP
    23.5      Consent of PricewaterhouseCoopers LLP (included within the opinion attached as Annex F to the Prospectus/Proxy Statement included in this Registration Statement)

  EXHIBIT
  NUMBER                              DESCRIPTION
  ------                              -----------

    24.1      Power of Attorney (included on page II-5)
    99.1*     Form of Proxy
    99.2      Consent of A.G. Edwards & Sons, Inc.

---------------------------
*  To be filed by amendment.
+ Confidential treatment for portions of these exhibits granted pursuant to an Order Granting Confidential Treatment under the Securities Exchange Act of 1934, issued on November 9, 2001, by the United States Securities and Exchange Commission.


(1) Incorporated by reference from Acacia's Report on Form 8-K filed on December 30, 1999 (SEC File No. 000-26068).
(2) Incorporated by reference as Appendix A to the Definitive Proxy Statement on Schedule 14A filed on November 2, 1999 (SEC File No. 000-26068) and to the Definitive Proxy Statement on Schedule 14A filed on April 10, 2000 (SEC File No. 000-26068).
(3) Incorporated by reference from Acacia's Quarterly Report on Form 10-Q filed on August 10, 2001 (SEC File No. 000-26068).
(4) Incorporated by reference from Amendment No. 2 on Form 8-A/A filed on December 30, 1999 (SEC File No. 000-26068).
(5) Incorporated by reference from Acacia's Quarterly Report on Form 10-Q filed on August 14, 1998 (SEC File No. 000-26068).
(6) Incorporated by reference from Acacia's Quarterly Report on Form 10-Q filed on November 15, 1999 (SEC File No. 000-26068).
(7) Incorporated by reference from Acacia's Registration Statement on Form SB-2 (33-87368-L.A.), which became effective under the Securities Act of 1933, as amended, on June 15, 1995.
(8) Incorporated by reference as Appendix A to the Definitive Proxy Statement on Schedule 14A filed on April 15, 2002 (SEC File No. 000-26068).
(9) Incorporated by reference from Acacia's Definitive Proxy as Appendix A Statement on Schedule 14A filed on April 26, 1996 (SEC File No. 000-26068).
(10) Incorporate by reference from Acacia's Annual Report on Form 10-K for the year ended December 31, 1997 filed on March 30, 1998 (SEC File No. 000-26068).
(11) Incorporated by reference from Acacia's Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 27, 2002 (SEC File No. 000-26068).